Form 10-K, Exhibit 13
period 1996-12-31
RESOURCE BANCSHARES MORTGAGE GROUP INC
filed 1997-03-28
CIK 893817

                                                                    EXHIBIT 13.1


RESOURCE BANCSHARES MORTGAGE GROUP, INC.

TABLE OF CONTENTS

Mission Statement

Letter to Our Shareholders

Production and Servicing Highlights

Selected Financial Highlights

Management's Discussion and Analysis of Financial
 Condition and Results of Operations

Consolidated Financial Statements and Notes

Report of Independent Accountants

Stock Data

Directors and Officers

Corporate Information



MISSION STATEMENT

To maximize shareholders' value by engaging primarily in the business of correspondent, wholesale and retail mortgage banking, while maintaining flexibility in our review of other opportunities.

To service our clients and our clients' customers in an efficient, economically responsible and fair manner.

To support our people and the communities in which they reside.

LETTER TO OUR SHAREHOLDERS:

As we reflect back on 1996, a year of records, we remain focused on the future. After all, it is our vision for the future, rather than our achievements of the past, that will ensure your investment in the Company provides the returns you are seeking.

1996-A RECORD YEAR

During 1996, your Company achieved record market share, loan production, total revenue and net income. But for the non-recurring, fourth-quarter charge of $3.2 million ($0.17 per share), earnings per share would also have set a new record of $1.25. During the year we also successfully completed a $63.9 million follow-on stock offering, instituted a quarterly cash dividend program, and acquired over $1.4 billion in servicing through bulk transactions. By the close of 1996, we had solidified our presence in the mortgage marketplace, becoming the 11th-largest loan originator in the country (up from 13th in 1995 and 37th in 1994).

All this was achieved without neglecting our loan production platform, the heart and soul of the Company. During 1996, we hired two new account executives to facilitate our entry into the California market and expanded our number of approved correspondents from 726 to 871. Similarly, we opened three new wholesale branches in the major metropolitan markets of Baltimore, Denver and St. Louis. The total number of approved brokers who deliver product through RBMG increased from 1,144 to 2,322, a rise of 103%. These investments in the agency-eligible side of our business are expected to help expand both market share and profitability in the years ahead.

Although these achievements continued our year-in, year-out track record of creating enhanced shareholder value, we candidly acknowledge we did not meet all of our financial goals for 1996. Returns on equity and assets of 16.8% and 2.2%, respectively (prior to consideration of the non-recurring 1996 charge), were below our long-term targets, but we look to improve on these percentages in the future.



      ESTIMATED MARKET SHARE
 1993     1994     1995     1996
---------------------------------
  0.42%    0.37%    1.11%    1.26%


    MORTGAGE LOANS PURCHASED/ORIGINATED
(In Millions)
 1992     1993     1994     1995     1996
-------  -------  -------  -------  -------
 $2,458  $4,239   $2,875   $7,136    $9,996

THE FUTURE

It is with great excitement that we report to you our plans for the future -- a plan whose essence is captured in the theme of this year's Annual Report:
GROWTH THROUGH DIVERSIFICATION.

Recognizing that the Company serves two distinct customer groups -- small loan producers and large mortgage loan servicers -- we are now positioned as a nationwide loan wholesaler, providing efficient secondary market access to smaller producers of agency-eligible loan products. Simultaneously, we are also positioned among the largest national suppliers of servicing rights to the still-consolidating mortgage servicing industry. Although our financial achievements testify to the prudence of our strategic approach, we are nonetheless perceived by the marketplace as a non-diversified, single-industry lender operating in an increasingly commoditized market. We believe our plan of GROWTH THROUGH DIVERSIFICATION can overcome this perception -- leading to enhanced shareholder value in the form of improved price-to-earnings and price-to-book multiples.

After considerable study, we selected the subprime mortgage marketplace, which is countercyclical to the agency-eligible market, as a nearly ideal opportunity for diversifying our revenue sources. Specifically, we can access this marketplace as a wholesaler with the same objective of providing efficient secondary market access to small producers of subprime loan products. Simultaneously, we can leverage our low-cost operational infrastructure and our existing loan production platform -- along with our reputation for exceptional customer service -- to rapidly establish a nationwide presence in this industry.

We are pleased to report that our plan is already well underway. In January, 1997, we signed a letter of intent to merge with Meritage Mortgage Corporation, a wholesale originator of subprime mortgages on the West Coast. Meritage was formed just over a year ago, but its key personnel have over a decade of successful experience as subprime mortgage lenders. By merging with Meritage and its management expertise, we would expect to jump-start our plans to make an aggressive entry into this marketplace. Simultaneously, we've assembled a staff of experienced subprime lenders in Columbia, who have started building an East Coast operation to complement the efforts of Meritage on the West Coast. Upon consummation of the Meritage merger, which we expect to complete during the second quarter, we are increasingly confident that these initiatives will contribute significantly to our 1997 earnings performance.



          TOTAL REVENUES                             NET INCOME
($000)                                    ($000)
 1993     1994     1995      1996          1992     1993     1994     1995     1996
-------  -------  -------  --------       -------  -------  -------  -------  -------
$47,756  $56,622  $76,697  $126,617       $11,250  $17,580  $18,043  $14,219  $19,623

OUR GOAL

On June 3, 1993 the Company went public at a stock dividend-adjusted offering price of $6.12 per share. In just a little over three and one-half years, our stock price has risen 133% to close at $14.25 as of December 31, 1996. In short, our goal over the next three and one-half years is to replicate our superior stockholder returns through implementation of our plan of GROWTH THROUGH DIVERSIFICATION.

We appreciate your continued commitment and support. In return, we will continue to apply the very best of our talents, our abilities and our energies with the objective of creating ever greater value for you, our stockholder.


                                             Edward J. Sebastian
                                             Chairman & Chief Executive Officer
                                             March 18, 1997



                                                 PROFITABILITY REVIEW
                                              BEFORE NON-RECURRING CHARGE
                             1993              1994              1995              1996
                       ------------------------------------------------------------------
Earnings Per Share           $ 0.80            $ 1.16            $ 0.92            $ 1.25
ROA                            4.81%             5.25%             1.95%             2.22%
ROE                           38.50%            25.98%            17.00%            16.78%


Note:  All earnings per share data has been adjusted for the Stock Dividends


                                                 PROFITABILITY REVIEW
                                              AFTER NON-RECURRING CHARGE
                             1993              1994              1995              1996
                       ------------------------------------------------------------------
Earnings Per Share           $ 0.80            $ 1.16            $ 0.92            $ 1.08
ROA                            4.81%             5.25%             1.95%             1.91%
ROE                           38.50%            25.98%            17.00%            14.43%


Note:  All earnings per share data has been adjusted for the Stock Dividends


                                 STOCK PERFORMANCE


                  MAY 26,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                  1993      1993           1994           1995           1996
-------------------------------------------------------------------------------------
RBMG                     100         121.4           132.3        217.7         233.0
NASDAQ                   100         110.4           108.0        152.7         187.8
MBA Peer Group           100          97.4            87.2        126.4         158.2

PRODUCTION AND SERVICING HIGHLIGHTS

INCREASED PRODUCTION



                    TOP MORTGAGE ORIGINATORS IN 1996 (VOLUME IN BILLIONS)
--------------------------------------------------------------------------------------------
      RANK               RANK         LENDER                          VOLUME    MARKET SHARE
     (1996)             (1995)
--------------------------------------------------------------------------------------------
        1                  1          Norwest Mortgage, Inc.*         $51.48        6.4%

        2                  2          Countrywide Home Loans          $38.82        4.8%

        3                  4          Chase Manhattan Mortgage*       $33.56        4.2%

        4                 20          HomeSide Lending                $19.64        2.4%
                                      (BancBoston)*

        5                  6          Fleet Mortgage                  $17.81        2.2%

       11                 13          RBMG, Inc.                      $ 9.96        1.2%

*Chase Manhattan Mortgage's numbers reflect merger with Chemical, Norwest Mortgage's numbers reflect acquisition of Prudential Home Mortgage, and HomeSide Lending's numbers reflect the acquisition of Barnett Mortgage. Source:
Inside Mortgage Finance, January 24, 1997


Production volume rose over 40% in 1996, the Company's second straight year of exceptional growth and fourth in the past five. Our market share also rose, from 1.11% to 1.26% (a 13.5% increase), pushing the Company into 11th place nationally among mortgage loan originators, up from 13th place in 1995.



PRODUCTION MIX
                 1994   1995   1996
                 ----   ----   ----
Correspondent      99%    88%    79%

Wholesale           1%     9%    14%

Retail                     3%     7%
                  ----   ----   ----
Total             100%   100%   100%

As our wholesale and retail channels increased their percentage contribution to the Company's volume, core margins showed steady improvement over the last half of the year, growing from $0.61 per share on $5.6 billion in production in the first six months, to $0.64 (prior to the non-recurring item in the fourth quarter) on only $4.4 billion in production from July through December. These improved margins bode well for future profitability.

CORRESPONDENT LENDING



       CORRESPONDENT LOAN PRODUCTION
($ millions)
 1992     1993     1994     1995     1996
-------  -------  -------  -------  -------
 $2,458   $4,239   $2,855   $6,252   $7,915

Correspondent mortgage banking remains the Company's primary production channel, still providing nearly 80% of total Company origination volume in 1996. As evidence of our commitment to correspondent lending, the Company chose this line of business to lead the Company's first venture into California, placing two new account executives there late in the year. Growth in this division remained solid, as correspondent production for the year rose to $7.9 billion, a 27% increase over 1995. The number of approved correspondents rose by 145, representing a 20% increase.



GROWTH OF THE CORRESPONDENT NETWORK

-------------------------------------------------------------------------------
                                                 12/31/94  12/31/95  12/31/96
-------------------------------------------------------------------------------
Approved Correspondents                                485       726       871
Regional Account Executives                              9        10        11
Production (in billions)                              $2.9      $6.3      $7.9

TOP CORRESPONDENT/BROKER ORIGINATORS IN 1996
(VOLUME IN BILLIONS)

--------------------------------------------------------------------------------------------
RANK        LENDER                                WHOLESALE*        TOTAL      WHOLESALE AS
(1996)                                           ORIGINATIONS    ORIGINATIONS   % OF TOTAL
--------------------------------------------------------------------------------------------
  1         Countrywide Home Loans                     $30.54          $38.82          78.7%
  2         Norwest Mortgage, Inc.                     $25.16          $51.48          48.9%
  3         HomeSide Lending (BancBoston)              $18.74          $19.64          95.4%
  4         Chase Manhattan Mortgage                   $22.09          $33.56          65.8%
  5         Fleet Mortgage                             $14.29          $17.81          80.2%
  6         RBMG, Inc.                                 $ 9.29          $ 9.96          93.3%

*Wholesale includes correspondent and broker originations.
Source: Inside Mortgage Finance, February 14, 1997


EXCEPTIONAL CUSTOMER SERVICE KEEPS OUR CORRESPONDENTS/BROKERS HAPPY. THE RESULTS SPEAK FOR THEMSELVES.

As a result of continued strong performance by the Company's correspondent division, plus continued investment in our wholesale division, the Company retained its position as the country's sixth-largest correspondent/broker mortgage originator. The addition of the California market and continued emphasis on the Texas and Pacific Northwest markets should position RBMG as a top-five correspondent/broker originator. 93.3% of RBMG's 1996 loan production was originated through correspondent/broker channels, which is the Company's primary business focus because of its inherent lower cost structure. According to Inside Mortgage Finance, RBMG's percentage is among the highest of the top 15 lenders in this category.

PLATFORM EXPANSION

WHOLESALE LENDING



    WHOLESALE LOAN PRODUCTION
($ thousands)
  1994       1995        1996
---------  ---------  -----------
  $19,931   $673,201   $1,411,643

Since the formation of this division in late 1994, it has grown dramatically, now contributing 14% of the Company's production volume. 1996 production outpaced that of 1995 by nearly $750 million, a 110% increase.



NUMBER OF BRANCHES                        APPROVED BROKERS

 1994    1995    1996                   1994    1995    1996
------  ------  ------                 ------  ------  ------
     3      10      13                    190   1,144   2,322

The number of approved brokers more than doubled in 1996. The recent addition of branches in Denver, St. Louis and the metropolitan Baltimore area, bringing the number of the Company's wholesale branches to 13, affords opportunity for future growth as well. The Company continues to evaluate other new markets as candidates for additional wholesale branches, including various California locations. The Company also intends to leverage its wholesale branch network as a base on which to build its subprime originations platform. Continued consolidation among the larger banks and mortgage companies will cause a steady stream of brokers entering the business as these companies downsize and merge operations.


   DIRECT OPERATING EXPENSES
(AS BASIS POINTS OF PRODUCTION)

  1994       1995       1996
---------  ---------  ---------
  214 bps      55bps      60bps

With further expansion of the wholesale division and resulting increased production from 1994 to 1996, the Company has been able to reduce the division's operating expenses as a percentage of production.

RBMG'S EXPANSION INTO WHOLESALE AND RETAIL OPERATIONS HAS BEEN SUCCESSFUL. BOTH DIVISIONS ARE NOW OPERATING PROFITABLY.

RETAIL LENDING




  RETAIL LOAN PRODUCTION
($ thousands)
    1995          1996
-------------  -----------
     $210,565     $668,759

In 1996, the Company began to fully realize the results of its entrance into the retail mortgage market in May 1995. Production from this channel grew from $211 million in 1995 to $669 million in 1996, an increase of $458 million, or 218%. Five new "satellite" branches were opened during the year to facilitate further market penetration. In addition, two joint ventures were initiated late in the year that are expected to further contribute to profits.



   DIRECT OPERATING EXPENSES
(AS BASIS POINTS OF PRODUCTION)

             1995       1996
           ---------  ---------
           359 bps    239 bps

As production has increased from 1995 to 1996, there has been a corresponding decrease in direct operating expenses as a percentage of production. The Company has been able to manage costs by leveraging the expertise of its seasoned retail management group, who have worked together for more than 13 years. Opportunities to fine tune and enhance the retail operations are still abundant. A closing operation is now operative in New York that will enable RBMG to retain a greater portion of fee income while incurring little additional expense.

EXPANDING SERVICING PORTFOLIO

LOAN SERVICING HIGHLIGHTS


        SERVICING PORTFOLIO BALANCES
($ in millions)
  1992      1993     1994     1995     1996
--------  --------  -------  -------  -------
  $1,198    $1,921   $4,040   $5,563   $6,670

The Company continued to pursue its strategy of bargain hunting in the acquisition of bulk servicing packages in 1996. By utilizing a combination of in-house and analyst portfolio valuation techniques, we identified and acquired several reasonably priced packages, totaling $1.4 billion for 1996. Given the current fierce competition for servicing, resulting in agressive bidding for most packages offered for sale, the Company began to execute an alternative approach to build its longer-term portfolio in 1996 by routinely retaining a percentage of our own production each quarter.

BY ROUTINELY SELLING A HIGH PERCENTAGE OF THE SERVICING IT PRODUCES, RBMG CAN EFFECTIVELY MANAGE PREPAYMENT RISK AND IMMEDIATELY REALIZE THE CASH VALUE OF THE SERVICING IT CREATES.



SERVICING PORTFOLIO SUMMARY
-----------------------------------------------------------------------------
                                                      12/31/95       12/31/96
-----------------------------------------------------------------------------
OWNED:
Portfolio Balance ($000)                            $5,562,930     $6,670,267
Loans Serviced                                          64,579         75,572
Average Loan Size                                   $   86,141     $   88,758
Weighted Average Note Rate                                7.84%          7.92%
Weighted Average Maturity (Months)                         302            288
Weighted Average Service Fee                                42bps          39bps
Total Delinquencies (Loan Count)                          3.42%          3.75%
Basis - Multiple of Service Fee                           4.26x          4.22x
SUBSERVICED:
Portfolio Balance ($000)                            $2,258,806     $1,988,475
Loans Serviced                                          25,484         20,515
Average Loan size                                   $   88,636     $   96,928
Average Owned and Subserviced Portfolio Balance
($000)                                              $6,397,186     $8,814,560

Although the subservicing portfolio balance at the end of 1996 was 12% less than the 1995 year-end balance, the average portfolio balance for 1996 that is owned and subserviced has increased by 38% over the 1995 average. As a combined result of acquisitions and retentions, the Company grew its servicing portfolio nearly 20% over the past year. Our intent for 1997 is to accelerate this growth, using both approaches, with a goal of $10 billion by sometime during 1998.


EXPANDING INTO SUBPRIME MARKET

SUBPRIME LENDING

Perhaps the most exciting prospect the Company faces currently is its venture into the subprime lending market. Assuming our pending merger with Meritage Mortgage, Corporation closes, the Company would gain an immediate foothold in this market. Even more promising, Meritage is still a young company - despite the substantial cumulative experience of its key personnel - with considerable potential for rapid growth.

Add to this scenario the simultaneous formation of an East-Coast subprime unit, also laden with experience, and the Company is poised to become a significant player in the industry.

To generate even greater returns from our new subprime operations, the Company is aggressively pursuing the capacity to perform its own securitizations. In fact, current plans foresee completing our first securitization perhaps as early as the second quarter of 1997.

"REMI's entry into the subprime market should position it for strong future growth."
UBS Securities,
Equity Research, (REMI),
February 27, 1997

STOCK PERFORMANCE



          STOCK PERFORMANCE
--------------------------------------
12/31/93  12/31/94  12/31/95  12/31/96
--------------------------------------
   $7.43     $8.09    $13.32    $14.25

"REMI is still in its initial growth stage."
UBS Securities,
Equity Research, (REMI),
February 27, 1997

"Resource's stock remains a bargain at $14.25 a share ... selling at just 8.1 times projected 1997 earnings. Industry leader Countrywide Credit, by contrast, with more modest growth prospects, is trading at 10.7 times projected earnings."
Smart Money Magazine
March 1997

"The company has always been able to make money when others weren't...They know what they are doing."
Rick Lawson, Weitz & Company
as quoted in
Smart Money Magazine
March 1997

SELECTED FINANCIAL HIGHLIGHTS
($ in thousands, except share information)


-------------------------------------------------------------------------------------------------------------------------------
                                                                       At or for the Year Ended December 31,
                                                        1996            1995            1994            1993            1992
-------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net interest income                                 $    16,902     $     8,635     $     7,686     $     9,616     $     9,200
Net gain on sale of mortgage loans                       79,178          33,822           1,160           2,167           2,262
Gain on sale of mortgage
   servicing rights                                       1,105           7,346          33,375          29,202          17,491
Loan servicing fees                                      28,763          24,205          14,196           6,128           3,216
Total revenues                                          126,617          76,697          56,622          47,756          32,826
Salary and employee benefits                             55,578          31,199          15,986          12,203          10,048
Total expenses (including taxes)                        106,994          62,478          38,579          30,176          21,576
Net income                                               19,623          14,219          18,043          17,580          11,250

PER COMMON SHARE DATA (2)
Net income per common share                         $      1.08     $      0.92     $      1.16     $      0.80 (1)         N/A
Market value per common share at year-end                 14.25           13.32            8.09            7.43             N/A
Book value per common share at year-end                    8.16            6.00            5.21            4.04             N/A
Cash dividends per common share                            0.06

BALANCE SHEET
Mortgage loans held for sale
   and mortgage-backed securities                   $   802,335     $ 1,035,229     $   119,044     $   587,208     $   330,305
Mortgage servicing rights, net                          109,815          99,912          65,840          15,123          10,630
Total assets                                          1,028,394       1,231,097         237,631         639,425         364,328
Total liabilities                                       871,093       1,137,693         157,017         576,942         344,388
Stockholders' equity and parent
   equity in the division                               157,301          93,404          80,614          62,483          19,940

STATISTICS
Total loan production                               $ 9,995,725     $ 7,135,774     $ 2,875,265     $ 4,239,100     $ 2,458,302
Total servicing portfolio
   (including subservicing)                           8,658,742       7,821,736       5,876,508       3,049,270       1,830,825
Return on average assets                                   1.91%           1.95%           5.25%            N/A (3)         N/A (3)
Return on average equity                                  14.43%          17.00%          25.98%            N/A (3)         N/A (3)

(1) Resource Bancshares Mortgage Group, Inc.'s initial public offering was consummated on June 3, 1993. Net income per common share for 1993 was calculated based on net income subsequent to the date of the initial public offering through December 31, 1993, of $12,465.

(2) Amounts have been adjusted for Stock Dividends as defined elsewhere in this Annual Report.

(3) Because of the significantly different capital structure of the Company prior to its initial public offering, these statistics are not comparatively meaningful for periods prior to, and including the date on which, the initial public offering was consummated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the financial information and the Consolidated Financial Statements of the Company (including the notes thereto) contained elsewhere in this document. To the extent that any statement below (or elsewhere in this document) is not a statement of historical fact and could be considered a forward-looking statement, the "Risk Factors" discussion set forth in the Company's final Prospectus dated March 11, 1996, identifies important factors that could cause actual results to differ materially from those in the forward-looking statement.

THE COMPANY

         Resource Bancshares Mortgage Group, Inc. (the Company), was organized under Delaware law in 1992 to acquire and operate the mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. As a result, RBC retained a significant ownership interest in the Company. As of December 31, 1996, RBC owned approximately 38% of the outstanding common stock of the Company.

         The Company is principally engaged in the purchase and origination of residential mortgage loans, which it aggregates into mortgage-backed securities issued or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and the Government National Mortgage Association (GNMA). The Company sells the mortgage-backed securities it creates to institutional purchasers with the rights to service the underlying loans being retained by the Company. The servicing rights retained are generally sold separately but may be held for extended periods by the Company.

LOAN PRODUCTION

         The Company purchases mortgage loans from its correspondents and through its wholesale division. The Company originates mortgage loans through its retail division.

         A summary of loan production by source for the periods indicated is set forth below:

($ IN THOUSANDS)                            FOR THE YEAR ENDED DECEMBER 31,
                                      ------------------------------------------
                                         1996            1995            1994
                                      ----------      ----------      ----------
Loan Production:
  Correspondent Division              $7,915,323      $6,252,008      $2,855,334
  Wholesale Division                   1,411,643         673,201          19,931
  Retail Division                        668,759         210,565
                                      ----------      ----------      ----------
Total Loan Production                 $9,995,725      $7,135,774      $2,875,265
                                      ==========      ==========      ==========

         Historically, the Company was exclusively focused on purchasing loans through its correspondents. In order to diversify its sources of loan volume, the Company started a wholesale operation, which purchased its first loan in May 1994, and a retail operation, which originated its first loan in May 1995. Accordingly, correspondent operations have accounted for a diminishing percentage of the Company's loan production (79% for 1996, as compared to 88% for 1995 and 99% for 1994) as the wholesale and retail operations have grown. Management anticipates that wholesale and retail operations will continue to account for an increasing percentage of total loan production as those divisions are further expanded and approach capacity. In general, management has targeted as a near-term goal a production mix of approximately 70% correspondent , 20% wholesale and 10% retail.

A summary of key information relevant to industry loan production activity is set forth below:

($ IN THOUSANDS)                                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                               1996                 1995                 1994
                                                           ------------         ------------         ------------
U.S. 1-4 Family Mortgage Originations Statistics (1):
  U.S. 1-4 Family Mortgage Originations                    $791,000,000         $644,000,000         $769,000,000
  Adjustable Rate Mortgage Market Share                           27.00%               30.00%               39.00%

Company Information:
  Loan Production                                          $  9,995,725         $  7,135,774         $  2,875,265
  Estimated Company Market Share                                   1.26%                1.11%                0.37%

(1) Source:  Mortgage Bankers Association of America, Economics Department.

         Although nationwide production increased by 23% from 1995 to 1996, the Company was able to increase its production by 40% during the same time period, thereby increasing its 1996 market share by 14% over that for 1995. The 40% increase in Company loan production was primarily due to the combined positive impact of: 1) the overall increase in the market volume of originations nationwide, which is related to the mortgage interest-rate environment among other factors; 2) expansion of the Company's production network, including realization of a full year's production from the wholesale and retail divisions; and 3) the decline in the adjustable-rate mortgage (ARM) share of the U.S. market, from 30% in 1995 to 27% for 1996. The Company is primarily focused on purchase and origination of fixed-rate, 1-4 family residential mortgage loans. As such, the Company is competitively disadvantaged in economic environments that tend to favor ARMs over fixed-rate mortgages (Generally lower long-term fixed-rate and flatter yield-curve environments tend to favor fixed-rate originations.)

         Although nationwide production decreased by 16% from 1994 to 1995, the Company was able to increase its production by 148% during the same time period, thereby nearly tripling its market share from 0.37% for 1994 to 1.11% for 1995. The increase in the Company's loan production was primarily due to the expansion of the Company's production network and the decline in the ARM share of the U.S. market from 39% in 1994 to 30% for 1995.

Correspondent Loan Production

         Through its correspondents, the Company purchases loans that have been originated by such correspondents with property owners. Correspondents are primarily mortgage lenders, larger mortgage brokers and smaller savings and loan associations and commercial banks.

         The Company continues to emphasize correspondent loan production as its primary business focus because of the lower fixed expenses and capital investment required of the Company. That is, the Company can develop a cost structure that is more directly variable with loan production because the correspondent incurs most of the fixed costs of operating and maintaining branch office networks and of identifying and interacting directly with loan applicants.

A summary of key information relevant to the Company's correspondent loan production activities is set forth below:

($ IN THOUSANDS)                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                          -------------------------------------------------
                                                             1996               1995                1994
                                                          ----------         ----------          ----------
       Correspondent Loan Production                      $7,915,323         $6,252,008          $2,855,334
       Estimated Correspondent Market Share                     1.00%              0.97%               0.37%
       Approved Correspondents                                   871                726                 485

         The Company's correspondent market share increased slightly, to 1.00% for 1996 as compared to 0.97% for 1995. This rise is primarily due to the Company's correspondent production increasing by 27% for 1996, while nationwide production increased by only 23%. The Company's correspondent production outpaced nationwide trends primarily due to the Company's 20% growth in the network of approved correspondents, to 871 at December 31, 1996, from 726 at December 31, 1995.

         The 119% increase in correspondent loan production, from $2.9 billion for 1994 to $6.3 billion for 1995, was primarily due to the combined positive impact of expansion of the Company's correspondent network and the decline in the ARM share of the U.S. market, from 39% in 1994 to 30% for 1995. The number of approved correspondents increased by 241 or 50% during 1995, from 485 at December 31, 1994, to 726 at December 31, 1995. These positive factors more than offset the negative effects of the 16% reduction in the overall U.S. market for 1-4 family residential mortgage loans. As a result, the Company's correspondent market share nearly tripled, to 0.97% for 1995 from 0.37% for 1994.

Wholesale Loan Production

         In May 1994, the Company began its expansion into the wholesale mortgage banking business. In connection therewith, the Company receives loan applications through brokers, underwrites the loan, funds the loan at closing and prepares all closing documentation. The wholesale branches also handle all shipping and follow-up procedures on loans. Although the establishment of wholesale branch offices involves the incurrence of the fixed expenses associated with maintaining those offices, wholesale operations also provide for higher profit margins than correspondent loan production. Additionally, each branch office can serve a relatively sizable geographic area by establishing relationships with large numbers of independent mortgage loan brokers who bear much of the cost of identifying and interacting directly with loan applicants.

         A summary of key information relevant to the Company's wholesale production activities is set forth below:

($ IN THOUSANDS)                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               --------------------------------------
                                                  1996          1995          1994
                                               ----------    ----------    ----------
Wholesale Loan Production                      $1,411,643    $  673,201    $   19,931
Estimated Wholesale Market Share                     0.18%         0.10%         0.00%
Wholesale Division Direct Operating Expenses   $    8,540    $    3,697    $      427
Approved Brokers                                    2,322         1,144           190
Number  of Branches                                    13            10             3
Number of Employees                                   126            98            15

         The 110% ($738 million) increase in wholesale loan production, from $673 million for 1995 to $1.4 billion for 1996, was driven primarily by the full year impact for 1996 of production out of the new branches added during 1995. As a result thereof, together with the associated significant increase in broker relationships, our wholesale market share increased 80% year to year.

         Similarly, the $653 million increase in wholesale production from 1994 to 1995 resulted from a combination of branch expansion during 1995, and the associated growth in established broker relationships.

         Management anticipates the wholesale division will continue to account for an increasing percentage of the Company's total loan production as existing operations approach capacity and as the branch network is further expanded.

Retail Loan Production

         In mid-1995, the Company expanded into the retail mortgage banking business in the northeast. The establishment of the retail division was made in the context of the demographics and market conditions affecting the northeast and is expected to be unique within the context of the Company's primary business strategies of continuing to increase the number of correspondents and expand its wholesale division. The retail operation further diversifies the Company's sources of loan volume and permitted management to retain a group of seasoned and profitable originators who had previously worked together for 13 years. Management believes that in this particular case these positive considerations, together with the higher relative profit margins typical for retail originations, outweigh the increased earnings risk associated with the retail division's higher fixed-cost structure.

         A summary of key information relevant to the Company's retail production activities that commenced in May 1995 is set forth below:

($ IN THOUSANDS)                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                    1996           1995          1994
                                                  --------       --------      --------
Retail Loan Production                            $668,759       $210,565        N/A
Estimated Retail Market Share                         0.08%          0.03%       N/A
Retail Division Direct Operating Expenses         $ 15,963       $  7,584        N/A
Number of Branches                                       6              6        N/A
Number of Employees                                    209            158        N/A

         The $458 million increase in retail loan production, to $669 million for 1996 from $211 million for 1995, relates to the Company's initial May 1995 expansion into this production channel. The increase in market share to 0.08% for 1996 from 0.03% for 1995 resulted primarily from realization of a full year's production from the retail channel in 1996.

         Management anticipates that the retail division will account for an increasing percentage of the Company's total loan production as the existing operations approach capacity. However, there are no current plans to increase the number of retail branches.

LOAN SERVICING

         Loan servicing includes collecting and remitting mortgage loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans.

         The Company's strategy is to sell a substantial portion of its produced mortgage servicing rights to other approved servicers. Typically, the Company sells mortgage servicing rights within 90 to 180 days of purchase or origination. However, for strategic reasons, the Company also strives to maintain a servicing portfolio whose size is determined by reference to the Company's cash operating costs which, in turn, is largely determined by reference to the size of its loan production platform. By continuing to focus on the low-cost correspondent production channel, the Company is able to minimize the cash operating cost of its loan production platform and thus the strategically required size of its loan servicing operation.

         A summary of key information relevant to the Company's loan servicing activities is set forth below:

($ IN THOUSANDS)                                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------------------
                                                     1996            1995            1994
                                                 -----------     -----------     -----------
Underlying Unpaid Principal Balances:
  Beginning Balance                              $ 5,562,930     $ 4,039,847     $ 1,920,593
  Loan Production (net of servicing-
    released production)                           9,912,365       6,615,441       2,875,265
  Net Change in Work-in-Process                      535,847
  Bulk Acquisitions                                1,354,592         390,632       3,352,928
  Sales of Servicing                              (9,521,451)     (4,622,018)     (3,802,498)
  Paid-In-Full Loans                                (504,312)       (400,897)       (133,289)
  Amortization, Curtailments, and Other, net        (669,704)       (460,075)       (173,152)
                                                 -----------     -----------     -----------
  Ending Balance                                   6,670,267       5,562,930       4,039,847
  Subservicing Ending Balance                      1,988,475       2,258,806       1,836,661
                                                 -----------     -----------     -----------
Total Underlying Unpaid Principal Balances       $ 8,658,742     $ 7,821,736     $ 5,876,508
                                                 ===========     ===========     ===========

Loan Servicing Fees                              $    28,763     $    24,205     $    14,196
Cash Operating Expenses                          $    81,135     $    45,053     $    24,972
Coverage Ratio                                            35%             54%             57%

Average Underlying Unpaid Principal Balances
  (including subservicing)                       $ 8,814,560     $ 6,397,186     $ 4,298,435
Weighted Average Note Rate                              7.92%           7.84%           7.87%
Weighted Average Servicing Fee                          0.39%           0.42%           0.46%
Delinquency (30+ days), Including Bankruptcies
  and Foreclosures                                      3.75%           3.42%           3.36%
Number of Servicing Division Employees                   128             115              85

         The $2.4 billion or 38% increase in the average underlying unpaid principal balance of mortgage loans being serviced for 1996 as compared to 1995 is primarily related to the Company's increased loan production volumes during 1996 and the Company's $1.4 billion in bulk acquisitions of servicing primarily during the third quarter of 1996. Since the Company generally sells servicing rights related to the loans it produces within 90 to 180 days of purchase or origination, increased production volumes generally result in a higher volume of mortgage servicing rights held in inventory pending sale. The $2.1 billion or 49% increase in the average underlying unpaid principal balance of mortgage loans being serviced for 1995 as compared to 1994 is primarily related to the Company's increased loan production volumes during 1995. The 35% coverage ratio for 1996 is below the Company's strategic goal to generally maintain such ratio at between 50% and 80%. The Company is continuing to review bulk purchase opportunities with the objective of increasing this ratio.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

SUMMARY

         Total revenues of the Company increased 65%, to $126.6 million for 1996 as compared to $76.7 million for 1995. The $49.9 million increase in revenues was primarily due to an $8.3 million increase in net interest income and a $39.1 million increase in gains on sales of mortgage loans and mortgage servicing rights. These increases in revenues were partially offset by a $36.1 million increase in operating expenses (exclusive of amortization and taxes). The increase in net interest income is due to the increase in annual production volumes as well as the steeper 1996 yield-curve environment. Similarly, the increase in gains on sales of loans and servicing rights is related to the Company's increased loan production volumes for 1996. The increase in operating expenses is primarily attributable to increased costs associated with increased loan production and loan servicing volumes, increased costs associated with further development of the wholesale and retail operations, and a non-recurring charge. Direct costs related to the Company's development of its retail and wholesale operations account for approximately $8.4 million and $4.8 million, or 23% and 13%, respectively, of the total increase in operating expenses (exclusive of amortization and taxes) for 1996. Approximately $5.2 million of the increase in operating expenses, which is partially offset by a $2.0 million decrease in income taxes, is attributable to a non-recurring charge related to certain contractual employment obligations.

         As a consequence of the foregoing, pre-tax net income increased 37% or $8.3 million. After-tax net income also increased 38%, or $5.4 million, for 1996 as compared to 1995.

         The following sections discuss the components of the Company's results of operations in greater detail.

NET INTEREST INCOME

         The following table analyzes net interest income in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).

                                                                                                                      Variance
    Average Volume        Average Rate                                                 Interest                   Attributable to
--------------------     -------------                                            -----------------             -----------------
  1996        1995       1996    1995                                               1996      1995    Variance    Rate     Volume
--------    --------     ----    ----                                             -------   -------   --------  -------   -------
  ($ in thousands)                        INTEREST INCOME                                         ($ in thousands)
                                          Mortgage Loans Held for Sale and
$816,597    $603,735     7.70%   7.86%      Mortgage-Backed Securities            $62,858   $47,477   $15,381   $(1,358)  $16,739
--------    --------     ----    ----                                             -------   -------   -------   -------   -------

                                          INTEREST EXPENSE

 331,356     250,767     4.52%   5.46%    Warehouse Line                           14,993    13,695     1,298    (3,103)    4,401
 462,058     304,680     5.66%   6.11%    Gestation Line                           26,135    18,621     7,514    (2,104)    9,618
  15,336      49,358     8.19%   7.77%    Servicing Secured Line                    1,256     3,835    (2,579)       64    (2,643)
  18,639       4,776     5.89%   6.18%    Servicing Sales Receivable Line           1,098       295       803       (53)      856
   7,842       8,479     8.50%   8.46%    Other Borrowings                            667       717       (50)        4       (54)
                                          Facility Fees and Other Charges           1,807     1,679       128                 128
--------    --------     ----    ----                                             -------   -------   -------   -------   -------

 835,231     618,060     5.50%   6.28%    Total Interest Expense                   45,956    38,842     7,114    (5,192)   12,306
--------    --------     ----    ----                                             -------   -------   -------   -------   -------

     N/A         N/A     2.20%   1.58%    NET INTEREST INCOME                     $16,902   $ 8,635   $ 8,267   $ 3,834   $ 4,433
--------    --------     ----    ----                                             -------   -------   -------   -------   -------


         Net interest income increased 96% to $16.9 million for 1996 compared to $8.6 million for 1995. The $8.3 million increase in net interest income is primarily attributable to the 35% increase in the average volume of mortgages held for sale and mortgage-backed securities for 1996 from that of 1995. Net interest income also increased due to a 62 basis-point increase in the interest-rate spread, to 220 basis points for 1996 as compared to 158 basis points for 1995. The increase in interest-rate spread was associated primarily with the steeper 1996 yield curve environment. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. The Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

NET GAINS ON SALES OF MORTGAGE LOANS AND MORTGAGE SERVICING RIGHTS

         Net gains on sales of mortgage loans and mortgage servicing rights increased $39.1 million to $80.3 million for 1996 as compared to $41.2 million for 1995. As further discussed below, this increase is primarily due to higher volumes of mortgage loans and mortgage servicing rights sold during 1996 compared to 1995, as well as the effects of increased profit margins on sales.

Net Gain on Sale of Mortgage Loans

         A reconciliation of gain on sale of mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                     1996            1995
                                                                 ------------    -----------
Gross proceeds on sale of mortgage loans                         $ 10,307,177    $ 6,275,802
Initial allocated acquisition basis of mortgage loans sold         10,296,282      6,275,415
                                                                 ------------    -----------

Unadjusted gain on sale of mortgage loans                              10,895            387
Loan origination and correspondent program administrative fees         34,405         15,497
                                                                 ------------    -----------

Unadjusted aggregate margin                                            45,300         15,884
Acquisition basis allocated to mortgage servicing rights               34,181         18,913
Gains deferred to reduce mortgage servicing rights                                      (922)
Net change in deferred administrative fees                               (303)           (53)
                                                                 ------------    -----------
Net gain on sale of mortgage loans                               $     79,178    $    33,822
                                                                 ============    ===========


         The Company sold loans during 1996 with an aggregate unpaid principal balance of $10.3 billion compared to sales of $6.3 billion for 1995. The amount of proceeds received on sales of mortgage loans exceeded the initial unadjusted acquisition cost of the loans sold by $10.9 million (11 basis points) for 1996 as compared to $0.4 million (1 basis point) for 1995. The Company received loan origination and correspondent program administrative fees of $34.4 million (33 basis points) on these loans during 1996 and $15.5 million (25 basis points) during 1995. The Company had allocated $34.2 million (33 basis points) to basis in mortgage servicing rights for loans sold in 1996 as compared to $18.9 million (30 basis points) allocated to loans sold in 1995. This is a result of the adoption of SFAS No. 122 for loans acquired after April 1, 1995. Also, there is no gain deferred against mortgage servicing rights during 1996 due to the adoption of SFAS No. 122, while $0.9 million was deferred for 1995 prior to implementation of SFAS No. 122 on April 1, 1995. As a result, net gain on sale of mortgage loans increased to $79.2 million for 1996 versus $33.8 million for 1995. This increase was primarily due to the 65% increase in the volume of mortgage loans sold, as well as an 18 basis-point increase in the unadjusted aggregate margin on the sale of mortgage loans, from 25 basis points for 1995 to 43 basis points for 1996.

Gain on Sale of Mortgage Servicing Rights

         A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:

($ IN THOUSANDS)                                            FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                                  1996           1995
                                                              -----------    -----------
Underlying unpaid principal balances of mortgage loans on
    which servicing rights were sold during the period        $ 9,528,240    $ 4,622,018
                                                              ===========    ===========

Gross proceeds from sales of mortgage servicing rights            196,406         94,027
Initial allocated acquisition basis, net of amortization          164,611         77,484
                                                              -----------    -----------

Unadjusted gain on sale of mortgage servicing rights               31,795         16,543
Acquisition basis allocated from mortgage loans, net of
    amortization                                                  (30,690)       (12,803)
Previously deferred administrative fees and gain on sale of
    mortgage loans recognized                                                      3,606
                                                              -----------    -----------
Gain on sale of mortgage servicing rights                     $     1,105    $     7,346
                                                              ===========    ===========

         During 1996, the Company completed 34 sales of mortgage servicing rights representing $9.5 billion of underlying unpaid principal mortgage loan balances. This compares to 24 sales of mortgage servicing rights representing $4.6 billion of underlying unpaid principal mortgage loan balances in 1995. The unadjusted gain on the sale of mortgage servicing rights was $31.8 million (33 basis points) for 1996, up from $16.5 million (36 basis points) for 1995. The Company reduced this unadjusted gain by $30.7 million in 1996, compared with a $12.8 million reduction in 1995, due to the adoption of SFAS No. 122 effective April 1, 1995. Also, prior to adoption of SFAS No. 122, the Company recognized $3.6 million in previously deferred administrative fees and gains on sales of mortgage loans. The acquisition basis allocated from mortgage loans, net of amortization, as a percentage of unadjusted gain on sale of mortgage servicing rights, is 97% for 1996 as compared to 77% for 1995. The lower percentage for 1995 is because SFAS No. 122 was not adopted until the second quarter of 1995. As such, a basis allocation adjustment was not recorded for the first quarter of 1995.

NET SERVICING MARGIN

         Loan servicing fees were $28.8 million for 1996, compared to $24.2 million for 1995, an increase of 19%. This increase is primarily related to an increase in the average aggregate underlying unpaid principal balance of mortgage loans serviced, to $8.8 billion during 1996 from $6.4 billion during 1995, an increase of 38%. Similarly, amortization of mortgage servicing rights also increased, to $14.9 million during 1996 from $9.4 million during 1995, an increase of 60%. The increase in amortization is primarily attributed to the growth in the average balance of the mortgage loans serviced and the higher basis in the servicing rights resulting from SFAS No. 122. As a result, net servicing margin decreased 7% to $13.8 million during 1996, from $14.9 million during 1995.

         Included in loan servicing fees for 1996 and 1995 are subservicing fees received by the Company of $960,000 and $695,000, respectively. The subservicing fees are associated with temporary subservicing agreements between the Company and purchasers of mortgage servicing rights.

         The following table summarizes the net servicing margin for both 1996 and 1995:

($ IN THOUSANDS)                                     FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                           1996           1995
                                                        ----------    ----------
Loan servicing fees                                     $   28,763    $   24,205
Amortization of mortgage servicing rights                   14,934         9,352
                                                        ----------    ----------
Net servicing margin                                    $   13,829    $   14,853
                                                        ==========    ==========

Average underlying unpaid principal balance of
    mortgage loans serviced                             $8,814,560    $6,397,186

OTHER INCOME

         Other income decreased during 1996 compared to 1995, primarily due to the prospective recharacterization of certain loan-related gain and loss amounts in connection with the implementation of SFAS No. 122.

EXPENSES

         The $36.1 million increase in operating expenses (excluding amortization of mortgage servicing rights) was centered in salary and employee benefits, which increased $24.4 million or 78%. Approximately $5.2 million of the increase in operating expenses, partially offset by a $2.0 million decrease in income taxes, is attributable to recognition of a non-recurring charge related to certain contractual employment obligations. The Company increased its employee headcount by 147, from 880 at December 31, 1995, to 1,027 at December 31, 1996. The increased employee headcount and associated increase in salary and employee benefit costs were necessitated by the Company's increased loan production and increased servicing volume for 1996 as compared to 1995, which were up 40% and 38%, respectively. Employee headcount attributable to expansion of the wholesale and retail divisions accounted for 79 of the total 147 increase and for $13.2 million of the total $36.1 million increase in operating expenses (excluding amortization of mortgage servicing rights).

INCOME TAX EXPENSE

         Income tax expense includes both federal and state income taxes. The effective tax rates for 1996 and 1995 were 35.8% and 36.2%, respectively. Income tax expense increased by 35%, to $10.9 million for 1996 from $8.1 million for 1995, due to the above-described factors that resulted in a 37% or $8.3 million increase in income before taxes, which was partially offset by the Company utilizing certain primarily non-recurring state tax credits of $1.7 million.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

SUMMARY

         Total revenues of the Company increased 35% to $76.7 million for 1995 as compared to $56.6 million for 1994. The $20.1 million increase in revenues was centered in loan servicing fees, which increased $10.0 million (due to the increase in the average underlying unpaid principal balance of mortgage loans being serviced by the Company), and in gains on sales of mortgage loans and mortgage servicing rights, which increased $6.7 million (due to increases in the Company's loan production). Similarly, expenses of the Company (exclusive of income tax expense) increased 84%, to $54.4 million for 1995 as compared to $29.5 million for 1994. The $24.9 million increase in expenses was centered in personnel expense, which increased $15.2 million (due to increased employee headcount associated with the higher volumes of loan production and loan servicing activities, as well as the Company's expansion into wholesale and retail operations) and in amortization of mortgage servicing rights, which increased $4.8 million (due to the increased size of the Company's mortgage servicing portfolio).

         As a consequence of the foregoing, pre-tax net income decreased 18% or $4.8 million, while after-tax net income decreased 21% or $3.8 million for 1995 as compared to 1994.

         NET INTEREST INCOME

         The following table analyzes net interest income in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).


                                                                                                                   Variance
   Average Volume      Average Rate                                                   Interest                  Attributable to
-------------------    ------------                                              -----------------             -----------------
  1995       1994      1995    1994                                                1995      1994   Variance    Rate      Volume
--------   --------    ----    ----                                              -------   -------  --------   -------   -------
  ($ in thousands)                     INTEREST INCOME                                         ($ in thousands)
                                       Mortgage Loans Held for Sale and
$603,735   $274,855    7.86%   7.63%     Mortgage-Backed Securities              $47,477   $20,974   $26,503   $ 1,406   $25,097
--------   --------    ----    ----                                              -------   -------   -------   -------   -------

                                       INTEREST EXPENSE

 250,767     86,901    5.46%   4.76%   Warehouse Line                             13,695     4,137     9,558     1,757     7,801
 304,680    159,329    6.11%   4.52%   Gestation Line                             18,621     7,194    11,427     4,864     6,563
  49,358        382    7.77%   7.33%   Servicing Secured Line                      3,835        28     3,807       217     3,590
   4,776               6.18%           Servicing Sales Receivable Line               295                 295                 295
   8,479               8.46%           Other Borrowings                              717                 717                 717
                                       Facility Fees and Other Charges             1,679     1,929      (250)     (250)
--------   --------    ----    ----                                              -------   -------   -------   -------   -------

 618,060    246,612    6.28%   5.39%   Total Interest Expense                     38,842    13,288    25,554     6,588    18,966
--------   --------    ----    ----                                              -------   -------   -------   -------   -------

   N/A        N/A      1.58%   2.24%   Net Interest Income                       $ 8,635   $ 7,686   $   949   $(5,182)   $ 6,131
========   ========    ====    ====                                              =======   =======   =======   =======   =======


         Net interest income increased 12% to $8.6 million for 1995 as compared to $7.7 million for 1994. The $0.9 million increase in net interest margin is primarily attributable to the 120% increase in the average volume of mortgages held for sale and mortgage-backed securities for 1995 as compared to 1994. This increase in volume more than offset the negative effects of the decrease in the interest-rate spread of 66 basis points. The decrease in interest-rate spread was primarily the result of the narrower spreads between long-and short-term rates in 1995 as compared to 1994. That is, since the Company's mortgages and mortgage-backed securities are generally sold and replaced within 30-35 days, the Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

NET GAINS ON SALES OF MORTGAGE LOANS AND MORTGAGE SERVICING RIGHTS

         Net gains on sales of mortgage loans and mortgage servicing rights increased $6.7 million or 19% to $41.2 million for 1995 as compared to $34.5 million for 1994. As further discussed below, this increase was primarily due to higher production volumes, which caused the volumes of mortgage loans and mortgage servicing rights sold for 1995 to increase as compared to 1994. The positive effects of increased sales volumes were partially offset by thinner profit margins on sales.

NET GAIN ON SALE OF MORTGAGE LOANS

         A reconciliation of selected components of gain on sale of mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               ------------------------------
                                                                     1995           1994
                                                                 -----------    -----------
Gross proceeds on sales of mortgage loans                        $ 6,275,802    $ 3,353,880
Initial allocated acquisition basis of mortgage loans sold         6,275,415      3,343,429
                                                                 -----------    -----------

Unadjusted gain on sale of mortgage loans                                387         10,451
Loan origination and correspondent program administrative fees        15,497          9,047
                                                                 -----------    -----------

Adjusted gain on sale of mortgage loans                               15,884         19,498
Acquisition basis allocated to mortgage servicing rights              18,913
Gains deferred to reduce mortgage servicing rights                      (922)       (18,338)
Net change in deferred administrative fees                               (53)
                                                                 ===========    ===========
Net gain on sale of mortgage loans                               $    33,822    $     1,160
                                                                 ===========    ===========

         The Company sold loans during 1995 with an aggregate unpaid principal balance of $6.3 billion, compared to sales of $3.4 billion for 1994. Since the Company sells substantially all the loans it produces, the $2.9 billion or 87% increase in gross proceeds on sales of mortgage loans is due primarily to the previously discussed increase in loan production for 1995 as compared to 1994. The amount of proceeds received on sales of mortgage loans exceeded the initial acquisition basis in the loans sold by $0.4 million for 1995 and $10.5 million for 1994. The Company received loan origination and correspondent program administrative fees of $15.5 million on these loans during 1995 and $9.0 million during 1994. As a result, adjusted gain on sale of mortgage loans decreased 19%, to $15.9 million for 1995 versus $19.5 million for 1994, in spite of an 87% increase in the volume of mortgage loans sold, primarily due to the implementation of SFAS No. 122. The positive effects of increased sales volume were partially offset by a 33 basis-point decrease in the margin of unadjusted gain on sale of mortgage loans, from 58 basis points for 1994 to 25 basis points for

1995. The thinner profit margin is primarily attributable to competitive pricing conditions in the Company's primary markets for 1995 as compared to 1994.

         Prior to April 1, 1995, and in conjunction with the acquisition of mortgage loans, the Company capitalized as mortgage servicing rights the portion of the purchase price that represented the premium paid for the right to service the mortgage loans. The amount capitalized was subsequently reduced, if the mortgage loans were sold at a gain, by the amount of such gain. Effective April 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, ("Accounting for Mortgage Servicing Rights-An Amendment of FASB Statement No. 65"), and, as required thereby, the Company began allocating the total cost of a whole mortgage loan to the mortgage servicing right and the loan (without servicing rights) based on relative fair market values. The amount capitalized as mortgage servicing rights is no longer required to be reduced if the loan is sold at a gain. Accordingly, the reduction in the amount of gains deferred to reduce mortgage servicing rights, from $18.3 million for 1994 to $0.9 million for 1995, is due to implementation of SFAS No. 122 effective April 1, 1995. Although implementation of SFAS No. 122 accounts for a significant portion of the increase in the amount reported as net gain on sale of mortgage loans, the implementation also accounts for a significant portion of the decrease in the amount reported as gain on sale of mortgage servicing rights, as discussed below.

Gain on Sale of Mortgage Servicing Rights

         A reconciliation of selected components of gain on sale of mortgage servicing rights for the periods indicated follows:

($ IN THOUSANDS)                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
                                                                  1995           1994
                                                              -----------    ----------
Underlying unpaid principal balances of mortgage loans on
    which servicing rights were sold during the period        $ 4,622,018    $3,802,498
                                                              ===========    ==========

Gross proceeds from sales of mortgage servicing rights             94,027        60,805
Initial allocated acquisition basis, net of amortization           77,484        54,005
                                                              -----------    ----------

Unadjusted gain on sale of mortgage servicing rights               16,543         6,800
Acquisition basis allocated from mortgage loans, net of
    amortization                                                  (12,803)
Previously deferred administrative fees and gain on sale of
    mortgage loans recognized                                       3,606        26,575
                                                              ===========    ==========
Gain on sale of mortgage servicing rights                     $     7,346    $   33,375
                                                              ===========    ==========

         During 1995, the Company completed 24 sales of mortgage servicing rights representing $4.6 billion of underlying unpaid principal mortgage loan balances, compared to 11 sales of mortgage servicing rights representing $3.8 billion of underlying unpaid principal balances in 1994. Unadjusted gain on sale of mortgage servicing rights was $16.5 million for 1995, compared to $6.8 million for 1994. This increase was primarily due to implementation of SFAS No. 122, which provides for initial capitalization of mortgage servicing rights using a relative fair value allocation approach that has resulted in narrower unadjusted margins upon sales.

Similarly, the decline in previously deferred administrative fees and gain on sale of mortgage loans recognized is due to adoption of SFAS No. 122 effective April 1, 1995, which eliminated the requirement that gains on sale of mortgage loans and administrative fees be deferred as a reduction of basis in mortgage servicing rights. Thus, the $26.0 million decline in gain on sale of mortgage servicing rights is primarily related to adoption of SFAS No. 122.

         The prices obtained by the Company upon the sale of its mortgage servicing rights depend upon a number of factors, including the general supply of, and demand for, mortgage servicing rights, as well as prepayment and delinquency rates on the portfolio of mortgage servicing rights being sold. Interest-rate changes and product mix can affect the ability to sell or the profitability of a sale of mortgage servicing rights to a third party. Additionally, competitive pressures impact prices paid to acquire mortgage servicing rights, which impact profitability upon disposition. Purchasers of mortgage servicing rights analyze a variety of factors, including prepayment sensitivity of servicing rights, to determine the purchase price they are willing to pay. Thus, sales of mortgage servicing rights related to higher interest-rate loans may be less profitable than sales of mortgage servicing rights related to lower interest-rate loans. Because these factors are largely beyond the control of the Company, there can be no assurance as to the level of future profitability from the sale of mortgage servicing rights.

NET SERVICING MARGIN

         The following table summarizes the net servicing margin for both 1995 and 1994:

($ IN THOUSANDS)                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                           1995          1994
                                                        ----------    ----------
Loan servicing fees                                     $   24,205    $   14,196
Amortization of mortgage servicing rights                    9,352         4,574
                                                        ----------    ----------
Net servicing margin                                    $   14,853    $    9,622
                                                        ==========    ==========

Average underlying unpaid principal balance of
    mortgage loans serviced                             $6,397,186    $4,298,435

         Loan servicing fees were $24.2 million for 1995, compared to $14.2 million for 1994. Similarly, amortization of mortgage servicing rights increased to $9.4 million during 1995 from $4.6 million during 1994. As a result, net servicing margin increased to $14.8 million during 1995, compared to $9.6 million during 1994, an increase of 54%. These increases primarily relate to a 49% increase in the average aggregate underlying unpaid principal balance of mortgage loans serviced, to $6.4 billion during 1995 from $4.3 billion during 1994.

         Included in loan servicing fees for 1995 and 1994 are subservicing fees received by the Company of $695,000 and $565,000, respectively. The subservicing fees are associated with temporary subservicing agreements between the Company and purchasers of mortgage servicing rights.

OTHER INCOME

         Other income increased during 1995 compared to 1994, primarily due to increased administrative fees received from sales of servicing-released loans during 1995 as compared to 1994.

EXPENSES

         The $20.1 million increase in operating expenses (excluding amortization of mortgage servicing rights) was centered in salary and employee benefits, which increased $15.2 million, or 95%. During 1995, the Company increased its employee headcount by 529, from 351 at December 31, 1994, to 880 at December 31, 1995. The increased employee headcount and associated 95% increase in salary and employee benefit costs were necessitated by the Company's increased loan production and average loan servicing volumes, which were up 148% and 54%, respectively. Employee headcount attributable to expansion of the wholesale division and establishment of the retail division accounted for 241 of the total 529 increase and for $10.9 million of the total $20.1 million increase in operating expenses. The $4.9 million increase in operating expense categories other than salaries and wages is also attributable to the Company's increased level of core business activities, which caused most other such categories of expense to increase.

INCOME TAX EXPENSE

         Income tax expense includes both federal and state income taxes. The effective tax rates for 1995 and 1994 were 36.2% and 33.4%, respectively. Income tax expense decreased by 11% to $8.1 million during 1995 from $9.0 million during 1994 due to the above-described factors, which resulted in an 18% or $4.8 million decrease in income before taxes. Additionally, the effective tax rate for 1994 was reduced by the qualification of the Company for a corporate headquarters tax credit from the state of South Carolina, $1.5 million of which was reflected as a reduction of tax expense for 1994.

FINANCIAL CONDITION

         During 1996, the Company experienced a 40% increase in the volume of mortgage loans originated and acquired compared to 1995. Mortgage loan production increased to $10.0 billion during 1996 from $7.1 billion during 1995. The December 31, 1996, mortgage application pipeline (mortgage loans not yet closed but for which the interest rate has been locked) was approximately $500 million.

         The Company continued to establish new correspondent relationships during 1996. The number of correspondents approved to do business in the Company's correspondent lending program increased to 871 at December 31, 1996, from 726 at December 31, 1995.

         The Company continued expansion of the wholesale network during 1996, with the addition of branches in Colorado, Missouri, and Maryland. This increased the number of wholesale branches in operation at December 31, 1996, to
13. In addition to the 13 wholesale branches, each of the Company's six retail branches operated through Intercounty Mortgage, Inc. (IMI) is eligible to do business in the wholesale market. At December 31, 1996, there were approximately 2,322 wholesale brokers approved to do business with the Company as compared to approximately 1,144 at December 31, 1995. Of the 2,322 approved brokers, 186 are approved to do business with IMI branches.

         The Company's retail division, IMI, employed 209 people at December 31, 1996, with offices in New York (4), New Jersey and Pennsylvania.

         The Company continues to face the same challenges as other companies within the mortgage banking industry and as such is not immune from significant volume declines precipitated by a rise in interest rates or other factors beyond the Company's control. Management of the Company recognizes these challenges and continues to manage the Company accordingly.

         Mortgage loans held for sale and mortgage-backed securities totaled $802.3 million at December 31, 1996, versus $1.0 billion at December 31, 1995, a decrease of 22%. The Company's servicing portfolio (exclusive of loans under subservicing agreements) increased to $6.7 billion at December 31, 1996, from $5.6 billion at December 31, 1995, an increase of 20%.

         Short-term borrowings, which are the Company's primary source of funds, totaled $805.7 million at December 31, 1996, compared to $1.0 billion at December 31, 1995, a decrease of 20%. The decrease in the balance outstanding at December 31, 1996, resulted from decreased funding requirements related to the decrease in the balance of mortgage loans held for sale and mortgage-backed securities at December 31, 1996, as compared to the balance at December 31, 1995. At December 31, 1996, there were no long-term borrowings, compared with $65.5 million at December 31, 1995.

         Other liabilities totaled $54.0 million as of December 31, 1996, compared to the December 31, 1995, balance of $56.6 million, a decrease of $2.6 million, or 5%. The decrease in other liabilities resulted primarily from a decrease at month end in the volume of loans acquired through certain correspondent funding programs of the Company.

In connection with the Company's primary business activities, which involve loan servicing activities and the purchase or origination of loans and the sale of the related loans and servicing rights, the Company is actively involved in certain risk management activities as more fully described in Note 13 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. The Company has entered into a 364-day, $570 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1997. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $130 million, plus net income subsequent to July 31, 1996, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities to net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) its eligibility as a servicer of GNMA, FHA, VA, FNMA and FHLMC mortgage loans and (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4 billion. The provisions of the agreement also restrict the Company's ability (i) to pay dividends in any fiscal quarter which exceed 50% of the Company's net income for the quarter or (ii) to engage significantly in any type of business unrelated to the mortgage banking business and the servicing of mortgage loans.

         Additionally, the Company entered into a $200 million, 364-day term revolving credit facility with a syndicate of unaffiliated banks. An $80 million portion of the revolver facility converts on July 31,1997, into a four-year term loan. The facility is secured by the Company's servicing portfolio designated as "available-for-sale". A $70 million portion of the revolver facility matures on July 31, 1997, and is secured by the Company's servicing portfolio designated as "held-for-sale". A $50 million portion of the revolver facility matures on July 31, 1997, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit.

         The Company was in compliance with the above-mentioned debt covenants at December 31, 1996. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

         The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1 billion.

         The Company entered into a $5 million unsecured line of credit in September 1996. The line of credit expires in September 1997.

         The Company entered into a $6.6 million, 364-day revolving credit facility secured by certain real property of the Company. This revolving credit facility was retired in the third quarter of 1996.

         Beginning in June 1995, the Company had from time to time borrowed up to $19 million on a short-term unsecured basis from RBC. Interest on those borrowings was at the prime rate. There was no indebtedness to RBC at December 31, 1996. The Company has no plans in the foreseeable future to borrow from RBC.

         The Company issued five percent stock dividends on March 8, 1994, September 12, 1994, May 8, 1995, and August 31, 1995. A ten percent stock dividend was issued on June 30, 1995, and a seven percent stock dividend was issued on September 24, 1996. All of the above are collectively referred to as the Stock Dividends. On March 15, 1996, the Company completed a public offering of 3,512,961 shares of common stock (3,758,868 shares after consideration of the Stock Dividends) priced at $14.50 per share ($13.55 after consideration of the Stock Dividends). The Company sold 2,200,000 shares (2,354,000 shares after consideration of the Stock Dividends) in the offering, while certain stockholders sold the remaining 1,312,961 shares (1,404,868 shares after consideration of the Stock Dividends). In a concurrent private placement, the Company sold an additional 896,552 shares of common stock at the offering price of $14.50 per share ($13.55 after consideration of the Stock Dividends) to RBC, which owned approximately 41% of the Company's outstanding common stock prior to the public offering and private placement and approximately 39% immediately thereafter. Net proceeds to the Company after underwriting discounts and offering expenses totaled approximately $43 million. Proceeds of the offering were used to repay indebtedness to RBC and were otherwise used for other general corporate purposes, including the continued growth and general expansion of the Company's business activities.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED BALANCE SHEET
($ in thousands, except share information)

--------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31,
                                                                            1996           1995
--------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                   $     2,492    $     2,161
Receivables                                                                 60,668         57,893
Mortgage-backed securities                                                 123,447         22,391
Mortgage loans held for sale                                               678,888      1,012,838
Mortgage servicing rights, net                                             109,815         99,912
Premises and equipment, net                                                 21,135         16,314
Accrued interest on loans held for sale                                      4,491          9,464
Other assets                                                                27,458         10,124
                                                                       -----------    -----------
        Total assets                                                   $ 1,028,394    $ 1,231,097
                                                                       ===========    ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Short-term borrowings                                                $   805,730    $ 1,005,557
  Long-term borrowings                                                                     65,530
  Accrued expenses                                                          11,386         10,036
  Other liabilities                                                         53,977         56,570
                                                                       -----------    -----------
        Total liabilities                                                  871,093      1,137,693
                                                                       -----------    -----------


Stockholders' equity
  Preferred stock - par value $.01 - 5,000,000 shares authorized; no shares issued or outstanding
  Common stock - par value $.01 - 25,000,000 shares authorized;
    19,285,020 and 14,550,462 shares issued and outstanding at
    December 31, 1996 and 1995, respectively                                   193            146
  Additional paid-in capital                                               149,653         84,533
  Retained earnings                                                         12,007         10,725
  Unearned shares of employee stock ownership plan                          (4,552)        (2,000)
                                                                       -----------    -----------
        Total stockholders' equity                                         157,301         93,404
                                                                       -----------    -----------
  Commitments and contingencies (Notes 7 and 13)
                                                                       -----------    -----------
       Total liabilities and stockholders' equity                      $ 1,028,394    $ 1,231,097
                                                                       ===========    ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME
($ in thousands, except share information)

                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                   1996            1995            1994
------------------------------------------------------------------------------------------
REVENUES
Interest income                              $     62,858    $     47,477    $     20,974
Interest expense                                  (45,956)        (38,842)        (13,288)
------------------------------------------------------------------------------------------
Net interest income                                16,902           8,635           7,686
Net gain on sale of mortgage loans                 79,178          33,822           1,160
Gain on sale of mortgage servicing rights           1,105           7,346          33,375
Loan servicing fees                                28,763          24,205          14,196
Other income                                          669           2,689             205
------------------------------------------------------------------------------------------
     Total revenues                               126,617          76,697          56,622
------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits                       55,578          31,199          15,986
Occupancy expense                                   5,640           3,066           1,595
Amortization of mortgage servicing rights          14,934           9,352           4,574
General and administrative expenses                19,917          10,788           7,391
------------------------------------------------------------------------------------------
     Total expenses                                96,069          54,405          29,546
------------------------------------------------------------------------------------------

Income before income taxes                         30,548          22,292          27,076
Income tax expense                                (10,925)         (8,073)         (9,033)
------------------------------------------------------------------------------------------
     Net income                              $     19,623    $     14,219    $     18,043
------------------------------------------------------------------------------------------

Weighted average common shares outstanding     18,240,994      15,411,036      15,498,607

Net income per common share                  $       1.08    $       0.92    $       1.16





              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ in thousands, except share information)


                                                                           ADDITIONAL               UNEARNED      TOTAL
                                                       COMMON STOCK         PAID-IN    RETAINED       ESOP     STOCKHOLDERS'
                                                   SHARES        AMOUNT     CAPITAL    EARNINGS      SHARES       EQUITY
                                                 ---------------------------------------------------------------------------
Balance, December 31, 1993                       10,825,000      $ 108     $ 55,061    $  7,314     $            $ 62,483

Issuance of restricted stock                          8,878          *           89                                    89

Stock dividend adjustment                         1,110,426         11        5,007      (5,019)                       (1)

Net income                                                                               18,043                    18,043
                                                 ---------------------------------------------------------------------------

Balance, December 31, 1994                       11,944,304        119       60,157      20,338                    80,614

Issuance of restricted stock                         43,402          *          406                                   406

Stock dividend adjustment                         2,550,258         27       23,805     (23,832)

Loans to Employee Stock Ownership Plan                                                                (2,000)      (2,000)

Shares issued under Dividend
   Reinvestment and Stock Purchase Plan              12,498          *          165                                   165

Net income                                                                               14,219                    14,219
                                                 ---------------------------------------------------------------------------

Balance, December 31, 1995                       14,550,462        146       84,533      10,725       (2,000)      93,404

Issuance of restricted stock                         16,410          *          256                                   256

Net proceeds of public offering                   3,426,552         34       47,417                                47,451

Stock dividend adjustment                         1,261,332         13       17,115     (17,128)

Cash dividends                                                                           (1,119)                  (1,119)

Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan                          30,264          *          180         (94)                       86

Loans to Employee Stock Ownership Plan                                                                (3,000)      (3,000)

Shares committed to be released under
   Employee Stock Ownership Plan                                                152                      448          600

Net income                                                                               19,623                    19,623
                                                 ---------------------------------------------------------------------------

Balance, December 31, 1996                       19,285,020      $ 193     $149,653    $ 12,007     $ (4,552)    $157,301
                                                 ===========================================================================



*Amount less than $1

              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

-----------------------------------------------------------------------------------------------------------------
                                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                          1996            1995            1994
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                          $     19,623    $     14,219    $     18,043
Adjustments to reconcile net income to cash
    provided by (used in) operating activities:
  Depreciation and amortization                                           17,566          10,991           5,671
  Deferred income tax (benefit) expense                                   (2,463)         11,046           4,467
  Employee Stock Ownership Plan Compensation                                 600
  Provision for estimated foreclosure losses                                 817             168             635
  Increase in receivables                                                 (2,775)        (26,999)        (13,698)
  Acquisition of mortgage loans                                       (9,995,725)     (7,135,774)     (2,875,265)
  Proceeds from sales of mortgage loans
    and mortgage-backed securities                                    10,307,177       6,275,802       3,353,880
  Acquisition of mortgage servicing rights                              (220,335)       (129,641)        (92,012)
  Sales of mortgage servicing rights                                     196,406          94,027          60,805
  Net gain on sales of mortgage loans and servicing rights               (80,283)        (41,168)        (34,535)
  Decrease (increase) in accrued interest on loans                         4,973          (8,787)          1,348
  Increase in other assets                                               (16,897)        (23,281)         (1,319)
  Increase (decrease) in accrued expenses and other liabilities            1,220          23,647         (18,079)
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                      229,904        (935,750)        409,941
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Purchases of furniture, fixtures and equipment                            (7,453)         (5,510)         (3,565)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (7,453)         (5,510)         (3,565)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Proceeds from borrowings                                              31,468,370      23,478,835       9,631,764
Repayment of borrowings                                              (31,733,727)    (22,533,020)    (10,038,712)
Debt issuance costs                                                         (437)         (1,197)         (1,700)
Issuance of restricted stock                                                 256             406              89
Stock dividend adjustments                                                                                    (1)
Activity under Employee Stock Ownership Plan                              (3,000)         (2,000)
Shares issued under Dividend Reinvestment and Stock Purchase Plan             86             165
Net proceeds from public offering                                         47,451
Cash dividends                                                            (1,119)
-----------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                     (222,120)        943,189        (408,560)
-----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash                                              331           1,929          (2,184)
Cash, beginning of year                                                    2,161             232           2,416
-----------------------------------------------------------------------------------------------------------------
Cash, end of year                                                   $      2,492    $      2,161    $        232
=================================================================================================================

SUPPLEMENTAL ACTIVITIES
Interest paid                                                       $     46,860    $     36,264    $     14,636
Taxes paid                                                                11,245           3,710           6,846
Non-cash activity under Employee Stock Ownership Plan                        600



              The accompanying notes are an integral part of these
                       consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ IN THOUSANDS, EXCEPT SHARE INFORMATION)

Note 1 - The Company:

         Resource Bancshares Mortgage Group, Inc. (the Company), was organized under Delaware law in 1992 to acquire and operate the mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. As a result, RBC retained a significant ownership interest in the Company. As of December 31, 1996, RBC owned approximately 38% of the outstanding common stock of the Company. Following consummation of the initial public offering, the Company continued to engage in the mortgage banking business that was formerly conducted by RBC.

         The Company is principally engaged in the purchase and origination of residential mortgage loans, which it aggregates into mortgage-backed securities issued or guaranteed by the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and the Government National Mortgage Association (GNMA). The Company sells the mortgage-backed securities it creates to institutional purchasers with the rights to service the underlying loans being retained by the Company. The servicing rights retained are generally sold separately but may be held for extended periods by the Company.

Note 2 - Summary of Significant Accounting Policies:

         The accounting and reporting policies of the Company reflect industry practices and conform in all material respects with generally accepted accounting principles. Certain minor amounts from prior years have been reclassified to conform to current period presentation.

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Intercounty Mortgage, Inc. (IMI). All significant intercompany accounts and transactions have been eliminated.

Significant Estimates

         In preparing the financial statements, management is required to make estimates based on available information that can affect the reported amounts of assets, liabilities and disclosures as of the balance sheet date and revenues and expenses for the related periods. Such estimates relate principally to the Company's allowance for foreclosure losses. Additionally, estimates concerning the fair values of mortgage loans held for sale, servicing rights, servicing hedges and the Company's other hedging instruments are all relevant to ensuring that mortgage loans are carried at the lower of cost or market, and that potential impairments of servicing rights are recognized as and if required. Because of the inherent uncertainties associated with any estimation process and due to possible future changes in market and economic conditions that will affect fair values, it is possible that actual future results in realization of the underlying assets and liabilities could differ significantly from the amounts reflected as of the balance sheet date.

Investment Securities

         Investments in debt securities are classified in three categories: held-to-maturity securities (reported at amortized cost); trading securities (reported at fair value, with unrealized gains or losses included in earnings); and available-for-sale securities (reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity). Substantially all of the Company's investments are in the form of mortgage-backed securities that are held for sale in conjunction with the Company's mortgage banking activities. Such securities are classified as trading securities. The cost of securities sold is based on the specific identification method.

Mortgage Loans Held for Sale

         Mortgage loans held for sale are stated at the lower of aggregate cost or market.

Mortgage Servicing Rights

         Prior to April 1, 1995, and in conjunction with the acquisition of mortgage loans, the Company capitalized as mortgage servicing rights the portion of the purchase price that represented the premium paid for the right to service the mortgage loans. The amount capitalized was subsequently reduced if the mortgage loans were sold at a gain. Effective April 1, 1995 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights - An Amendment of FASB Statement No. 65." Accordingly, effective April 1, 1995, and as required by SFAS No. 122, the Company now allocates the total cost of a whole mortgage loan to the mortgage servicing rights and the loan (without servicing rights) based on relative fair values. The amount capitalized is no longer required to be reduced if the mortgage loan is sold at a gain. The market value of servicing rights acquired in bulk transactions, rather than as a by-product of the Company's loan production activities, is initially capitalized at the lower of cost or the estimated present value of future expected net servicing income. Amounts capitalized as mortgage servicing rights are amortized over the period of, and in proportion to, estimated future net servicing income. The Company periodically assesses its capitalized mortgage servicing rights for impairment (on a stratified basis) based on the estimated market values of those rights. Impairments are recognized as a valuation allowance for each impaired stratum. Market value is estimated by reference to a third-party analysis that values such rights in consideration of current forward committed delivery prices, prevailing interest, prepayment and default rates, and other relevant factors as appropriate or allocable to each valuation stratum.

Loan Origination and Correspondent Program Administration Fees

         Fees charged in connection with loan origination and fees charged to loan correspondents in conjunction with certain administrative functions performed by the Company in connection with the acquisition of mortgage loans are deferred and reduce the carrying value of the underlying mortgage loans. Allocable portions of such fees are included in the determination of the gain or loss when the related mortgage loans or servicing rights are sold.

Sales of Mortgage Loans and Mortgage Servicing Rights

         Gains or losses on sales of mortgage loans are determined at settlement date and are measured by the difference between the net proceeds, adjusted for the value of excess servicing fees, and the carrying amount of the underlying mortgage loans. Prior to implementation of SFAS No. 122, gains not in excess of the amortized basis of mortgage servicing rights capitalized in conjunction with the acquisition of the loans were applied as a reduction of mortgage servicing rights and gains in excess of the amortized basis in mortgage servicing rights and losses on the sales of mortgage loans were recognized at settlement date. Effective with the implementation of SFAS No. 122, gains on sales of mortgage loans are no longer required to be deferred as a reduction of basis in mortgage servicing rights, and gains and losses on sales of mortgage servicing rights are recognized at the sale date, which is the date the sales contract is closed and substantially all risks and rewards of ownership pass to the buyer.

Stock Based Compensation

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for transactions entered into in fiscal years beginning after December 15, 1995. SFAS No. 123 defines a fair-value-based method of accounting for stock-based compensation. The statement allows measurement of compensation cost generally in conformity with past practice under Accounting Principles Board Opinion No. 25, (APB No. 25), "Accounting for Stock Issued to Employees," provided pro forma disclosure is made concerning net income as if the fair value approach had been applied. The Company adopted the disclosure approach permitted by SFAS No. 123 effective January 1, 1996, and, as also permitted, continues to apply the compensatory measurement principles of APB No. 25.

Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

Estimated Foreclosure Losses

         As a servicer of mortgage loans, the Company will incur certain losses in the event it becomes necessary to carry out foreclosure actions on loans serviced. Generally, such losses relate to FHA or VA loans, which are insured or guaranteed on a limited basis. Substantially all other serviced loans are fully guaranteed against such losses by the securitizing government agency. The allowance for estimated losses on foreclosure, which is part of the mortgage servicing rights basis, is determined based on delinquency trends and management's evaluation of the probability that foreclosure actions will be necessary. The allowance for estimated losses on foreclosure was $1,550, $1,000, and $1,150 at December 31, 1996, 1995 and 1994, respectively.

Income Taxes

         The Company records taxes under an asset and liability approach, recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred income taxes arise primarily from timing differences between the accounting methods used for mortgage servicing rights and estimated foreclosure losses for income tax and financial reporting purposes. Current tax expense (benefit) of $13,388, ($2,973) and $4,566 for the years ended December 31, 1996, 1995 and 1994, are included in other liabilities.

Statement of Cash Flows

         The Company has adopted the indirect method of reporting cash flows.

New Accounting Standards

         In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. SFAS No. 125 is based upon consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The standard is not expected to materially impact the Company's financial condition or results of operations. The Company plans to adopt SFAS No. 125 effective January 1, 1997, as required.

Note 3 - Joint Ventures:

         In August 1996, Intercounty Mortgage, Inc. (IMI), entered into a joint venture agreement with ERA Specht Realty, Inc. The joint venture, Corridor Mortgage Company, LLC (Corridor), is engaged primarily in the business of providing broker services on first-lien mortgage loans to mortgage bankers. IMI owns 51% of Corridor and made an initial contribution of $10 in January 1997. Corridor did not become operational until the first quarter of 1997. Accordingly, there are no transactions recorded in the Company's 1996 consolidated financial statements relating to Corridor. For financial reporting purposes, Corridor's assets, liabilities and earnings will be consolidated with those of IMI, and the minority member's interest in the joint venture will be included in the Company's consolidated financial statements as minority interest.

         In December 1996, IMI entered into a joint venture agreement with Lawyers Title Insurance Corporation. The joint venture, Excel Title Agency, LLC
(ETA), is engaged primarily in the business of providing core title services in connection with the closing of real estate transactions and acts as a title insurance agent. IMI owns 49% of ETA and made an initial $25 contribution to form the joint venture in December 1996. The Company will account for this investment on the equity method. Accordingly, IMI's investment is reported as an investment in joint venture within other assets on the balance sheet. ETA did not become operational until the first quarter of 1997. Accordingly, there is no share of operational income or loss recorded in the Company's 1996 consolidated financial statements.

Note 4 - Receivables:

         Receivables consist primarily of amounts due to the Company related to sales of mortgage servicing rights and advances of delinquent principal, interest, tax and insurance payments related to loans serviced. Management does not anticipate any significant losses on realization of the receivables.

         Receivables consist of the following at:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1995
                                                              --------    --------
                 Mortgage servicing rights sales              $ 33,609    $ 31,764
                 Servicing advances                             14,752       8,791
                 Other                                          12,307      17,338
                                                              ========    ========
                                                              $ 60,668    $ 57,893
                                                              ========    ========

Note 5 - Fair Value and Impairments of Mortgage Servicing Rights:

         For purposes of evaluating its servicing portfolio for impairment, the Company disaggregates its portfolio into two primary segments:
available-for-sale and held-for-sale.

         The segment of the portfolio designated as available-for-sale is comprised of servicing rights that were purchased in bulk transactions or that were retained out of production pursuant to individual portfolio retention decisions. The available-for-sale portfolio is disaggregated for purposes of measuring potential impairments according to each individual bulk purchase or portfolio retention decision, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. However, as permitted by SFAS No. 122, the portion of this portfolio acquired prior to implementation is not further disaggregated for purposes of measuring potential impairments. With respect to each such risk tranche, the fair value thereof, which is based upon a third-party analysis that considers current forward committed delivery prices, prevailing interest, prepayment and default rates and other relevant factors, together with the fair value of hedges allocated thereto (which is based upon broker quotes) is compared to amortized carrying values of the mortgage servicing rights for purposes of measuring potential impairment. At December 31, 1996, the underlying unpaid principal balance of the available-for-sale portfolio totaled $4,842,253, its fair value was estimated as $91,508, the fair value of hedges allocated thereto was estimated as $5,056, and the carrying value of the portfolio was $76,136, which is net of accumulated amortization of $18,198. At December 31, 1995, the underlying unpaid principal balance of the available-for-sale portfolio totaled $3,047,554, its fair value was estimated as $49,340, the fair value of hedges allocated thereto was estimated as $8,916, and the carrying value of the portfolio was $49,979.

No impairment provisions were required for 1996 or for 1995 with respect to this segment of the portfolio.

         The segment of the portfolio designated as held-for-sale is comprised of recently produced servicing rights that are scheduled for sale and have been allocated to specific forward servicing sales contracts. The held-for-sale portfolio is disaggregated for purposes of measuring possible impairments according to the specific forward sales contracts to which allocated, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. For each such risk tranche, the fair value thereof, which is based upon the allocated forward committed delivery price, is compared to amortized carrying value for purposes of measuring potential impairment. At December 31, 1996, the underlying unpaid principal balance of the held-for-sale portfolio totaled $1,828,014, its fair value was estimated as $37,109, and its carrying value was $36,057, which is net of accumulated amortization of $683. At December 31, 1995, the underlying unpaid principal balance of the held-for-sale portfolio totaled $2,515,376, its fair value was estimated as $50,811, and its carrying value was $49,933. No impairment provisions were required for 1996 or for 1995 with respect to this segment of the portfolio.

Note 6 - Premises and Equipment:

         Premises and equipment are summarized as follows:

                                       Estimated
                                         Useful             DECEMBER 31,
                                         Lives          1996           1995
                                      -----------     --------       --------
Building                              25 years        $  6,714       $  6,579
Building improvements                 10-15 years          939            103
Furniture, fixtures and equipment     5-10 years        16,772         11,586
                                                      --------       --------
                                                        24,425         18,268
Less-Accumulated depreciation                           (6,337)        (3,714)
                                                      --------       --------
                                                        18,088         14,554
Land                                                     3,047          1,760
                                                      --------       --------
                                                      $ 21,135       $ 16,314
                                                      ========       ========


Depreciation expense was $2,632 in 1996, $1,639 in 1995 and $1,097 in 1994.

Note 7 - Lease Commitments:

         The Company has entered into various non-cancelable operating lease agreements, primarily for office space. Certain of these leases contain renewal options and escalation clauses.

         At December 31, 1996, the annual minimum rental commitments for non-cancelable leases with remaining terms in excess of one year are as follows:

                  1997                                     $ 1,891
                  1998                                       1,566
                  1999                                       1,282
                  2000                                         850
                  2001 and thereafter                          254
                                                           =======
                                                           $ 5,843
                                                           =======

         Minimum rental commitments have not been reduced by minimum sublease rentals of $1,721 that are due in the future under non-cancelable subleases. Rent expense for operating leases, exclusive of sublease rental income of $385 for 1996, $354 for 1995, and $217 for 1994, was $1,905 in 1996, $1,147 in 1995,
and $552 in 1994.

Note 8 - Short-Term and Long-Term Borrowings:

         The Company has entered into a 364-day, $570,000 warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1997. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $130,000, plus net income subsequent to July 31, 1996, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities, excluding debt incurred pursuant to gestation and repurchase financing agreements, to adjusted net worth of not more than 8.0 to 1.0, (iii) its eligibility as a servicer of GNMA, FHA, VA, FNMA and FHLMC mortgage loans and (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4,000,000. The provisions of the agreement also restrict the Company's ability to pay dividends in any fiscal quarter that exceed 50% of the Company's net income for the quarter; or to engage significantly in any type of business unrelated to the mortgage banking business and the servicing of mortgage loans. At December 31, 1996 and 1995, the total amounts outstanding under this and its predecessor facilities were $540,900 and $468,020, respectively.

         Additionally, the Company has entered into a $200,000, 364-day revolving credit facility with a syndicate of unaffiliated banks. An $80,000 portion of the revolver facility converts on July 31, 1997, into a four-year term loan and is secured by the portion of the Company's servicing portfolio designated as "available-for-sale". A $70,000 portion of the revolver facility matures on July 31, 1997, and is secured by the portion of the Company's servicing portfolio designated as "held-for-sale". A $50,000 portion of the revolver facility matures on July 31, 1997, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1996 and 1995, the total amounts outstanding under this and its predecessor facilities were $35,000 and $90,150, respectively.

         The Company was in compliance with the above-mentioned debt covenants at December 31, 1996. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of its financing agreements. Failure to comply could result in the loss of the related financing.

         The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1,000,000. The total amounts outstanding under this and its predecessor facility at December 31, 1996 and 1995 were $229,831 and $487,336, respectively.

         The Company entered into a $5,000 unsecured line of credit in September 1996. The line of credit expires in September 1997. The interest rate on funds borrowed through this line of credit is prime plus 0.5%. There were no amounts outstanding on this line of credit at December 31, 1996.

         The Company had entered into a $6,580, 364-day revolving credit facility secured by certain real property of the Company. This revolving credit facility was retired in the third quarter of 1996. The interest rate on funds borrowed through this facility approximated the average Federal Funds rate plus 2.125%.

         Beginning in June 1995, the Company had from time to time borrowed up to $19,000 on a short-term, unsecured basis from RBC. Interest on the loans was at the prime rate, and the Company incurred interest expense of $258 and $527 related to these borrowings during 1996 and 1995, respectively. There was no indebtedness to RBC at December 31, 1996. The Company has no plans in the foreseeable future to borrow from RBC.

         The monthly average outstanding amount under these credit agreements during 1996 was $835,231, at a weighted average rate of 5.50%. The Company incurred interest expense of $45,956 on these borrowings in 1996. The Company also incurred facility fees related to these credit agreements totaling $1,266, which is included in interest expense. The Company incurred initial arrangement fees of $437 in 1996, which have been capitalized and are included in other assets in the accompanying consolidated balance sheet. These initial fees are being amortized to interest expense over the term of the related credit agreements. Amortization expense for 1996 was $490. Additional advances available to the Company under these credit agreements at December 31, 1996, amounted to $969,270.

         The monthly average outstanding amount under these credit agreements during 1995 was $618,060, at a weighted average rate of 6.28%. The Company incurred interest expense of $38,842 on these borrowings in 1995. The Company also incurred facility fees related to these credit agreements totaling $1,092, which is included in interest expense. The Company incurred initial arrangement fees of $1,197, which have been capitalized and are included in other assets in the accompanying consolidated balance sheet. These initial fees are being amortized to interest expense over the term of the related credit agreements. Amortization during 1995 was $812. Additional advances available to the Company under these credit agreements at December 31, 1995, amounted to $765,493.

Note 9 - Capital Transactions:

         The Company issued five percent stock dividends on March 8, 1994, September 12, 1994, May 8, 1995, and August 31, 1995. A ten percent stock dividend was issued on June 30, 1995, and a seven percent stock dividend was issued on September 24, 1996. All of the above are collectively referred to as the Stock Dividends. Earnings per share have been restated for the effects of the Stock Dividends.

         On March 15, 1996, the Company completed a second public offering of 3,512,961 shares of common stock (3,758,868 shares after consideration of the Stock Dividends) priced at $14.50 per share ($13.55 after consideration of the Stock Dividends). The Company sold 2,200,000 shares (2,354,000 shares after consideration of the Stock Dividends) in the offering while certain selling stockholders sold the remaining 1,312,961 shares (1,404,868 shares after consideration of the Stock Dividends). In concurrent private placements the Company sold an additional 896,552 shares of common stock at the offering price of $14.50 per share (959,311 shares at $13.55 after consideration of the Stock Dividends) to RBC, which owned approximately 41% of the Company's outstanding common stock prior to the public offering and private placement and approximately 39% immediately thereafter. Net proceeds to the Company after underwriting discounts and estimated offering expenses totaled approximately $43 million. Proceeds of the offering were used to repay indebtedness to RBC and for other general corporate purposes, including the continued growth and general expansion of the Company's business activities.

         During the fourth quarter of 1995, the Company established the Dividend Reinvestment and Stock Purchase Plan (DRIP). The DRIP offers stockholders a convenient method of purchasing Company common stock at a 5% discount from market prices through the reinvestment of cash dividends and through optional cash payments. Optional cash payments may be made quarterly up to $15 per quarter. The price per common share will be 95% of the average closing sale price per common share for the 20 trading days prior to the date on which dividends are paid, in the case of a dividend reinvestment transaction, or on the date on which the Company's fiscal quarter ends, in the case of an optional cash payment transaction. The Company reserves the right to modify the pricing terms or any other provisions of the DRIP at any time. To meet demands of the optional quarterly cash contributions received through the DRIP and for the reinvestment of dividends through the DRIP, the Company either issues new shares or the DRIP agent purchases shares on the open market. The Board of Directors has authorized the issuance of 1,000,000 shares under the DRIP (1,070,000 after consideration of the Stock Dividends). At December 31, 1996 there were 223,642 shares outstanding under the DRIP.

Note 10 - Income Taxes:

         Income tax expense (benefit) consists of the following:

                                               FOR THE YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                              1996           1995          1994
                                            --------       --------       ------
                  Current:
                    Federal                 $ 13,060       $ (2,519)      $4,566
                    State                        328           (454)
                                            --------       --------       ------
                                              13,388         (2,973)       4,566
                  Deferred                    (2,463)        11,046        4,467
                                            ========       ========       ======
                                            $ 10,925       $  8,073       $9,033
                                            ========       ========       ======


         During 1996 and 1995, the Company qualified for state tax headquarters credits of $1,687 and $1,663, respectively, reducing current state tax expense that otherwise would have been payable for 1996 and 1995. In addition, during 1994 the Company initially elected a new method of accounting for mortgage servicing rights for purposes of filing its tax returns for the period beginning June 3, 1993, and ending December 31, 1993. This new tax accounting method accelerated tax deductions related to mortgage servicing rights into earlier periods and accounts for the reallocation of approximately $5,744 from current to deferred tax expenses during 1994.

         The effective tax rate varied from the statutory federal tax rate of 35% for 1996, 1995 and 1994 due to the following:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------
                                           1996                  1995                    1994
                                    ------------------     -----------------     --------------------
                                                 % of                  % of                     % of
                                                Pretax                Pretax                   Pretax
                                     Amount     Income     Amount     Income      Amount       Income
                                    -------     ------     ------     ------     -------      -------
Tax expense at statutory rate       $10,692      35.0%     $7,802      35.0%     $ 9,477       35.0 %
State tax, net of federal benefit       107        .4%        178        .8%          30         .1 %
Other, net                              126        .4%         93        .4%        (474)      (1.7)%
                                    -------      ----      ------      ----      -------       ----
                                    $10,925      35.8%     $8,073      36.2%     $ 9,033       33.4 %
                                    =======      ====      ======      ====      =======       ====

         Deferred tax expense (benefit) results from timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes. The sources and the tax effects of each are as follows:

                                                FOR THE YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                  1996        1995        1994
                                                --------    --------    -------
         Mortgage servicing rights              $     92    $ 12,528    $ 4,752
         Deferred compensation                    (2,204)       (383)
         Mark to market loans held for sale          521        (521)
         Foreclosure reserve                      (1,053)        (44)      (243)
         State headquarters tax credit
           carryforwards generated                  (370)        135       (135)
         Depreciation                                511          15        148
         Other, net                                   40        (684)       (55)
                                                --------    --------    -------
                                                $ (2,463)   $ 11,046    $ 4,467
                                                ========    ========    =======

         Deferred tax (assets) liabilities are summarized as follows:

                                                                 DECEMBER 31,
                                                           ----------------------
                                                             1996          1995
                                                           --------      --------
         Deferred compensation                             $ (2,671)     $   (467)
         Mark to market loans held for sale                                  (521)
         Foreclosure reserve                                 (1,537)         (484)
         State headquarters tax credit carryforwards           (370)
         Other, net                                            (615)         (671)
                                                           --------      --------
                                                             (5,193)       (2,143)
                                                           --------      --------
         Mortgage servicing rights                           13,975        13,883
         Depreciation                                           912           401
         Other, net
                                                                               16
                                                           --------      --------
                                                             14,887        14,300
                                                           ========      ========
         Net deferred tax liability                        $  9,694      $ 12,157
                                                           ========      ========

         There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized.

Note 11 - Related Party Transactions:

         In connection with the initial public offering, RBC entered into an agreement with two officers of the Company to pay each $200 per year through 2000, provided they remained in the employment of the Company. During 1996 and 1995, RBC paid $400 for each year, pursuant to the terms of these agreements. The Company recorded no expenses related to these agreements during 1996 or 1995.

         Beginning in June 1995, the Company had from time to time borrowed up to $19,000 on a short-term unsecured basis from RBC. Interest on the loans was at the prime rate, and the Company incurred interest expense of $258 related to these borrowings during 1996. Interest expense incurred for 1995 was $527. The average outstanding balance under this financing arrangement was $3,000 for 1996 and $6,099 for 1995. At December 31, 1995, the principal amount of such indebtedness aggregated $19,000. There was no indebtedness to RBC at December 31, 1996. The Company has no plans in the foreseeable future to borrow from RBC.

Note 12 - Stock Options and Restricted Stock Plan:

         Contemporaneous with the initial public offering, certain executives of the Company were granted options to purchase 600,000 shares of common stock of the Company at the initial offering price of the stock of $8.75 per share (858,390 shares at $6.12 per share after giving effect to the Stock Dividends). The options have a term of ten years and become exercisable at a rate of 20% per year during the period from May 26, 1994 through May 26, 1998. At December 31, 1996, 515,034 options were exercisable. No additional options have been granted, and none have been exercised or forfeited.

         In addition, in connection with the employment of certain officers, such officers are entitled to receive restricted stock as part of their compensation. In connection therewith, the Company issued 16,410 restricted shares at a price of $15.58 per share on January 27, 1996 (17,558 shares at $14.56 per share after giving effect to the Stock Dividends), 43,402 restricted shares at a price of $9.36 per share on January 26, 1995 (56,320 shares at $7.21 per share after giving effect to the Stock Dividends), and 8,878 restricted shares at a price of $10.41 per share on January 21, 1994 (12,700 shares at $7.28 per share after giving effect to the Stock Dividends). Costs associated with these grants are included as compensation expense of the Company in the accompanying consolidated financial statements.

         On October 21, 1993, the Company adopted a phantom stock plan that provided for the awarding of up to 300,000 (429,195 after giving effect to the Stock Dividends) deferred compensation units to officers and certain key employees. The plan specified a five-year vesting schedule. In addition, from time to time the Board of Directors has approved participation in a special phantom stock plan for certain officers of the Company.

         During 1996, the Company terminated all of its phantom stock plans and canceled all outstanding grants thereunder. In connection therewith, each former participant in the phantom stock plans was awarded an option under a new nonqualified stock option plan for each unit canceled under the phantom stock plans. Other terms of the awarded options were substantially similar to the underlying canceled units.

         Activity in the phantom stock plans and the new nonqualified stock option plan is summarized below:


                                                     UNITS FORFEITED
                                            UNITS       CANCELED OR      UNITS
PHANTOM STOCK PLANS:                       GRANTED       REDEEMED     OUTSTANDING
---------------------------------------------------------------------------------
Balance at December 31, 1994               114,109         3,307        110,802
 -1995 activity                            121,250        36,846         84,404
 -Effect of Stock Dividends                 47,632         8,543         39,089
                                          --------       -------       --------
Balance at December 31, 1995               282,991        48,696        234,295
 -1996 activity                                           35,084        (35,084)
 -Effect of Stock Dividends                  2,419            42          2,377
 -Plan cancellation                       (285,410)      (83,822)      (201,588)
                                          --------       -------       --------
Balance at December 31, 1996
                                          ========       =======       ========

                                            UNITS   UNITS FORFEITED      UNITS
NONQUALIFIED STOCK OPTION PLAN:            GRANTED    OR EXERCISED    OUTSTANDING
---------------------------------------------------------------------------------
Balance at December 31, 1995
 - 1996 activity                           201,588                      201,588
 - Effect of Stock Dividends                11,569                       11,569
                                           -------        ------        -------
Balance at December 31, 1996               213,157                      213,157
                                           =======        ======        =======

         Of the 213,157 units outstanding at December 31, 1996 under the nonqualified stock option plan, the following are strike prices and percents vested:

                     EXPIRATION             UNITS        STRIKE      PERCENT
                        DATE             OUTSTANDING      PRICE      VESTED
                  ----------------------------------------------------------
                  January 21, 2004        101,578        $ 7.28        40%
                  January 26, 2005         19,465          7.19        20%
                  January 26, 2005         75,261          7.22        20%
                  July 1, 2005             16,853         11.17        20%

         During 1995, the Company established an Omnibus Employee Stock Award Plan (the Omnibus Plan). The purpose of this plan is to provide key employees who are largely responsible for the Company's growth and continued success with the opportunity to have or increase their proprietary interest in the Company through the granting of any one or any combination of options, stock appreciation rights, restricted stock and unrestricted stock. This plan is authorized to issue up to 200,000 shares of common stock (224,700 shares after giving effect to the Stock Dividends). Units issued under this plan vest 20% per year on each anniversary of the grant date and expire 10 years after the grant date.

         Activity in the Omnibus Plan is summarized below:


                                       UNITS       UNITS FORFEITED        UNITS
OMNIBUS PLAN:                         GRANTED        OR EXERCISED      OUTSTANDING
----------------------------------------------------------------------------------
-1995 activity                        100,000                            100,000
                                      -------          -------           -------
Balance at December 31, 1995          100,000                            100,000

-1996 activity                        104,000                            104,000
-Effect of Stock Dividends             12,040                             12,040
                                      -------          -------           -------
Balance at December 31, 1996          216,040                            216,040
                                      =======          =======           =======

         Of the 216,040 units outstanding at December 31, 1996 under the Omnibus Employee Stock Award Plan, the following are strike prices and percents vested:

                     EXPIRATION           UNITS         STRIKE      PERCENT
                        DATE           OUTSTANDING       PRICE       VESTED
                  ---------------------------------------------------------
                  January 26, 2006        23,540        $14.56         0%
                  October 30, 2005       107,000         14.96        20%
                  March 21, 2006          53,500         14.03         0%
                  November 8, 2006        17,000         15.03         0%
                  November 12, 2006        7,500         14.98         0%
                  December 3, 2006         7,500         14.56         0%

         During 1995, the Company established a Formula Stock Option Plan. The purpose of this plan is to provide annually (on each September 1) to the non-employee directors of the Company options to purchase 10,000 shares of the common stock of the Company. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date. The plan is authorized to issue up to 150,000 shares of common stock (168,525 shares after giving effect to the Stock Dividends). On September 1, 1995, 50,000 options were issued at a market strike price of $15.91 per share (53,500 options at a strike price of $14.87 per share after giving effect to the Stock Dividends). On September 1, 1996, 50,000 options were issued at a market strike price of $13.25 per share (53,500 at a strike price of $12.38 after consideration of the Stock Dividends).

         The phantom stock plan was a variable stock award plan for accounting purposes. Accordingly, compensation expense was accrued by reference to the difference between current market value over the value base adjusted for the cumulative vested status of the underlying units. The Company's other aforedescribed option plans are considered fixed stock award plans for accounting purposes. Accordingly, total compensation expense for these fixed plans is measured as the difference between the market value on the date of the grant over the strike price which fixed total expense is then recognized over the vesting period. The Company recognized compensation expense related to the aforedescribed plans (exclusive of the restricted stock plan which is expensed as incurred) of $283, $748 and $60 for 1996, 1995 and 1994, respectively.

         For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 1996 and 1995 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

         For purposes of SFAS No. 123, each award was separately valued using the 10 year constant maturity treasury rate on the date of grant (rates ranged from 5.634% to 6.941%) as the risk-free interest rate. The expected life of each grant was assumed to be equal to the term to expiration as of the grant date (expected lives ranged from 7.2 to 10.0 years). The expected dividend yield was established based upon the dividend policies of the Company as of the date of award. Finally, for purposes of assigning a volatility factor, the historical 100 day volatility factor was reviewed for selected points in time over the past two-years and the average of all such selected points of 44.89% was assigned to all 1995 and 1996 awards for purposes of the SFAS No. 123 valuation.

         SFAS No. 123, for purposes of the required pro forma disclosures, permits straight-line amortization of the estimated fair value of the options over the vesting period. Had compensation cost for the Company's 1996 and 1995 stock-based option awards been determined consistent with the requirements of SFAS No. 123, net income and earnings per share would have been reported as follows for 1996 and 1995.

                                                            For the Year Ended
                                                               December 31,
                                                           --------------------
                                                             1996        1995
                                                           --------    --------
                  Net income as reported                   $ 19,623    $ 14,219
                  After-tax adjustment for SFAS No. 123        (409)       (134)
                                                           --------    --------
                  Pro forma net income as adjusted         $ 19,214    $ 14,085
                                                           ========    ========

                  Pro forma net income per common share    $   1.05    $   0.91

         Due to the inclusion of only 1995 and 1996 option grants, the effects of applying SFAS No. 123 in 1995 and 1996 may not be representative of the pro forma impact in future years.


Note 13 - Commitments and Contingencies:

         The Company was servicing and subservicing 96,087, 90,063 and 78,136 loans owned by others, with unpaid balances aggregating approximately $8,700,000, $7,800,000 and $5,900,000, at December 31, 1996, 1995 and 1994,
respectively. Related escrow funds totaled approximately $56,900, $56,800 and $31,200 as of December 31, 1996, 1995 and 1994, respectively. Loans serviced for others and the related escrow funds are not included in the accompanying consolidated balance sheet.

         The Company has issued mortgage-backed securities under programs sponsored by GNMA and FNMA. In connection with servicing mortgage-backed securities guaranteed by GNMA or FNMA, the Company advances certain principal and interest payments to security holders prior to their collection from specific mortgagors. Additionally, the Company must remit certain payments of property taxes and insurance premiums in advance of collecting them from specific mortgagors and make certain payments of attorney's fees and other costs related to loans in foreclosure. These amounts are included in servicing advances under the caption receivables in the accompanying consolidated financial statements.

         In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company may be required to repurchase mortgage loans or indemnify the purchasers of loans or servicing rights for losses if there has been a breach of representations or warranties. Liabilities are estimated at the date of sale and included in the determination of the gain or loss on sale. Such estimated liabilities are included in the allowance for foreclosure losses, a reduction of mortgage servicing rights basis.

         In the ordinary course of its business, the Company is from time to time subject to litigation. The Company is not a party to any material legal proceedings.

Note 14 - Employee Benefits:

         On July 1, 1993, the Company established a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees with 12 months continuous service. The plan allows employees to contribute up to 15% of their gross earnings on a before-tax basis annually, subject to the maximum established by law. Employees become eligible to participate in the plan as of January 1, or July 1, following the completion of 12 months continuous service. The Company contributes to the plan on a matching basis in an amount determined annually by the Board of Directors. The Company match percentage for 1996 and 1995 was 50% of the employee's contribution up to a maximum of 3% of the employee's gross earnings. An employee vests in the Company's matching contribution at a rate of 25% per year. The Company recorded $375, $147 and $116 of matching contributions as compensation expense during 1996, 1995 and 1994 respectively.

         On January 1, 1994, the Company established a defined benefit pension plan covering substantially all employees. Under the plan, retirement benefits are based upon years of service and the employee's level of compensation during the last five years prior to retirement. It is the Company's funding policy to make, at a minimum, the annual contribution required by the Employee Retirement Income Security Act of 1974, as amended.

         Pension expense included the following:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                                1996       1995
                                                               -----      -----
Service cost                                                   $ 263      $ 129
Interest cost on projected benefit obligation                     90         48
Actual return on assets                                           (4)        (7)
Amortization of unrecognized prior service costs                  30         30
Amortization of unrecognized losses (gains)                       10         (8)
Asset loss deferred                                              (23)        (1)
                                                               -----      -----
                                                               $ 366      $ 191
                                                               =====      =====

         The projected benefit obligation under the plan at December 31, 1996 and 1995 is presented below:


                                                             DECEMBER 31,
                                                          -----------------
                                                            1996       1995
                                                          -------     -----
Actuarial present value of benefit obligations:
  Vested benefit obligation                               $   369     $ 190
  Nonvested benefit obligation                                293       218
                                                          -------     -----
  Accumulated benefit obligation                              662       408
  Benefits attributable to future salaries                    454       362
                                                          -------     -----
  Projected benefit obligation                              1,116       770
  Fair value of plan assets                                  (420)     (275)
                                                          -------     -----
                                                              696       495

Items not recognized:
  Unrecognized prior service cost                            (321)     (351)
  Unrecognized net gain                                        (6)      (18)
  Asset loss deferred                                         (23)       (1)
                                                          -------     -----
  Total unrecognized items                                   (350)     (370)
                                                          -------     -----
  Accrued pension expense                                     346       125
  Adjustment for minimum liability                                        8
                                                          -------     -----
  Net pension liability                                   $   346     $ 133
                                                          =======     =====

         Assumptions used in accounting for the plan were:

                                                              1996      1995
                                                             -----     -----
Weighted average discount rate                               7.50%     7.25%
Average rate of increase in compensation levels              4.00%     5.00%
Expected long-term rate of return on plan assets             8.00%     8.00%

         On January 1, 1995, the Company established the Stock Investment Plan (the Stock Plan) covering substantially all employees. Under the Stock Plan, eligible employees may contribute, through payroll deductions, a minimum of $10.00 per month to a maximum of $1,500.00 per month, to acquire common stock of the Company. The purchase price of such stock will be equal to 85% of the fair market value on the purchase date with the Company subsidizing the remaining 15% of the cost. The Company is responsible for custodian charges (including brokerage expenses incurred in connection with the purchase of shares) and all costs of maintaining and executing transfers. This plan will continue until 100,000 shares of stock (129,764 shares after giving effect to the Stock Dividends) have been purchased by employees. As of December 31, 1996, 52,710 shares have been purchased under the Stock Plan. The Company has subsidized approximately $94 and $46 relating to the noncompensatory Stock Plan discount for 1996 and 1995, respectively.

         On January 1, 1995, the Company established the Employee Stock Ownership Plan (the ESOP) covering substantially all employees. Contributions to the ESOP, which are at the discretion of and determined annually by the Board of Directors, are not to exceed the maximum amount deductible under the applicable sections of the Internal Revenue Code and are funded annually. However, such contributions must be adequate to meet the required principal and interest payments on the underlying loans discussed below.

         During 1996 and 1995, the ESOP borrowed $3,000 and $2,000, respectively, from the Company to purchase 224,169 and 200,944 shares of the Company's common stock which are pledged to secure loans outstanding. The principal amount of the 1995 loan is repayable in equal quarterly installments of $100, which commenced in January 1996. The principal amount of the 1996 loan is repayable in annual installments of $600 which commence in May 1997. In accordance with these loan agreements, the ESOP repaid $400 to the Company in 1996. An additional $48 was paid on these loans in 1996 from the cash dividends paid on the unallocated ESOP shares. In accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans", the Company records compensation expense equal to the fair value of shares on the date such shares are committed to be released to employees. Shares are considered committed to be released under the applicable plan formula as the principal amount of the underlying loans are repaid. There was no compensation expense related to the ESOP for 1995 since debt repayments did not begin until January 1996. For the year ended December 31, 1996, 40,323 shares were released and compensation expense related to the ESOP was $600. The fair market value of the 409,752 unallocated shares held at December 31, 1996 was $5,839. Fair market value of the 40,323 allocated shares was $575 at December 31, 1996. Administrative expenses of the ESOP for 1996 and 1995 paid by the Company totaled $19 and $27, respectively, and have been included as a component of salaries and employee benefits.

Note 15 - Financial Instruments and Risk Management:

         The Company is a party to various derivative financial instruments and financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to risks related to fluctuating interest rates. These financial instruments include mortgage purchase commitments, mandatory delivery commitments, put and call option contracts, futures contracts and interest rate floor contracts. The Company uses these financial instruments exclusively for purposes of managing its resale pricing and interest rate risks.

         The Company's mortgage loans held for sale are acquired or originated through a network of correspondents, wholesale brokers and retail branches. In connection therewith, the Company routinely enters into optional mortgage purchase commitments to acquire or originate specific in-process mortgage loans when and if closed by the counterparty, at the option of the mortgagor. Mortgage purchase commitments obligate the Company to acquire mortgage loans on a delayed delivery basis, which may extend for a period of 60 days, at a price which is fixed as of the date of the contract.

         Accordingly, the Company is subject to the risk that the market value of its on-balance sheet mortgage loans held for sale and the mortgage loans it is obligated to purchase under its mortgage purchase commitments may change significantly prior to resale. In order to limit its resale price exposure, the Company enters into mandatory delivery commitments which are contracts for delayed delivery of mortgage loans to third parties. Mandatory delivery commitments obligate the Company to sell mortgage loans on a delayed delivery basis at a price which is fixed as of the date of the contract. Since mandatory delivery commitments enable the Company to fix its resale prices for both on-balance sheet mortgage loans held for sale (for which a fixed price has already been paid) and for anticipated loan closures subject to mortgage purchase commitments (which fix the delayed purchase price for the resultant mortgage loans), these instruments can effectively limit the Company's resale price exposures.

         The percentages of anticipated loan closures under mortgage purchase commitments that are covered by mandatory delivery commitments not allocated to on-balance sheet mortgages held for sale are monitored continuously. The Company's resultant expected exposure to resale pricing risk is continuously adjusted to consider changing expectations regarding anticipated loan closure percentages and other market conditions. Generally, the Company buys put and call option contracts on U.S. Government Securities to effect modest adjustments of its overall exposure to resale pricing exposures.

         Purchased call option contracts enable the Company, at its option, to acquire an underlying financial security from a third party at a specified price for a fixed period of time. Purchased put option contracts enable the Company, at its option, to sell an underlying financial security to a third party at a specified price and for a fixed period of time. Since these financial instruments essentially enable the Company to fix the purchase or sale price on financial instruments whose changes in value have historically correlated closely with changes in value of mortgage loans, these instruments can be used effectively to adjust the Company's overall exposure to resale pricing risks. In addition, these instruments have the advantages of being available in smaller denominations than are typical of the Company's mandatory delivery commitments and of being traded in a highly liquid and efficient secondary market.

         Periodically, the Company also buys or sells futures contracts as part of its hedging activities. Generally, futures positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Futures may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. There were no open futures positions as of December 31, 1996 or 1995.

         The Company typically sells its produced mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. The Company also maintains a portfolio of mortgage servicing rights which though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of those mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract tends to increase while the value of a mortgage servicing right tends to decrease in a declining interest rate environment. As such, interest rate floor contracts can effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment.

         The above described financial instruments involve, to varying degrees, elements of credit and interest rate risk which are in excess of the amounts recognized in the balance sheet. The Company believes that these instruments do not represent a significant exposure to credit loss since the amounts subject to credit risks are controlled through collateral requirements, credit approvals, limits and monitoring procedures. The Company is exposed to credit losses in the event of non-performance by counter parties to certain of its financial instruments, but it does not expect any counter parties to fail since such risks are managed through limits and monitoring procedures. The Company does not have a significant exposure to any individual customer, correspondent or counterparty in connection with these financial instruments. Except for mortgage purchase commitments, the Company does not require collateral or other security to support the financial instruments with credit risk whose contract or notional amounts are summarized as follows:

                                                                               CONTRACT AMOUNT AT DECEMBER 31,
                                                                                     1996          1995
                                                                                 -----------   -----------
Financial instruments whose contract amounts represent credit risk:
    Mortgage purchase commitments                                                $   528,672   $   786,800
Financial instruments whose contract amounts exceed the amount of credit risk:
    Mandatory delivery commitments (allocated against mortgages
        held for sale)                                                               644,200     1,025,300
    Mandatory delivery commitments (allocated against mortgage
        purchase commitments)                                                        400,708       705,900
    Purchased option contracts                                                       100,000       175,000
    Forward servicing sales contracts                                             11,469,076    12,290,700
    Interest rate floor contracts                                                    528,200       453,200

         Mortgage loan purchase commitments expose the Company to credit loss in the event the purchase commitments are funded as mortgage loans and if counter parties default prior to resale. The maximum credit loss to which the Company is exposed is the notional amount of the commitments. However, the Company does not believe the commitments represent a significant exposure to credit loss because the related loans are secured by 1-4 family homes, most loans are insured or guaranteed through private mortgage insurance or government approval programs and subjected to underwriting standards specified by government agencies or private mortgage insurance. The estimated credit exposure on financial instruments whose contract amounts exceed the amount of credit risk is the increase in market value of the instrument.

         The Company generally does not charge a premium to its correspondents in connection with issuance of its mortgage purchase commitments nor is a premium charged to the Company in connection with its acquisition of mandatory delivery or forward servicing sales contracts.

         Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $934 and $1,412 at December 31, 1996 and 1995, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

         Premiums paid for interest rate floor contracts are initially deferred and included in other assets in the balance sheet and subsequently amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts are recorded as a reduction of basis in mortgage servicing rights. Other assets included $2,611 and $1,695 at December 31, 1996 and 1995, respectively, of unamortized premiums. For the years ended December 31, 1996 and 1995, respectively, $620 and $464 of deferred premiums paid for interest rate floor contracts were amortized to expense. Open contracts and the cost thereof are considered in determining the market value and cost of mortgage servicing rights held for investment.

         The current variable rate index (CMT Treasury rate) was 6.42% and 5.57% at December 31, 1996 and 1995, respectively. Other terms of the interest rate floor contracts outstanding at December 31, 1996, are summarized as follows:


                                                     Notional
   Contract Date           Expiration Date            Amount         Floor Rate
-------------------------------------------------------------------------------
 September 19, 1994       September 19, 1997        $ 75,000           6.845%
 September 19, 1994       September 19, 1999          81,000           6.345%
 September 19, 1994       September 19, 1999          51,000           6.845%
 February 13, 1995        February 13, 1998           21,200           7.067%
 February 13, 1995        February 13, 2000           20,000           7.067%
 February 13, 1995        February 13, 2000           45,000           6.567%
 June 7, 1996             June 7, 1999                50,000           6.600%
 August 20, 1996          August 20, 2001             60,000           5.570%
 August 20, 1996          August 20, 2001             65,000           5.570%
 August 20, 1996          August 20, 2001             60,000           5.570%
                                                    --------
                                                    $528,200
                                                    ========

Note 17 -  Fair Value of Financial Instruments:

         The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995.

                                             1996                    1995
                                      --------------------  -----------------------
                                      Carrying  Estimated    Carrying    Estimated
                                       Amount   Fair Value    Amount     Fair Value
                                      --------  ----------  ----------   ----------
Assets
   Cash                               $  2,492   $  2,492   $    2,161   $    2,161
   Receivables                          60,668     60,668       57,893       57,893
   Mortgage loans held for sale and
     mortgage-backed securities        802,335    803,137    1,035,229    1,036,415
Liabilities
   Short-term borrowings               805,730    805,730    1,005,557    1,005,557
   Long-term borrowings                                         65,530       65,530


                                                1996                              1995
                                     =============================    ===============================
                                     Notional Carrying  Estimated     Notional  Carrying   Estimated
                                      Amount   Value    Fair Value     Amount     Value    Fair Value
                                     -------- --------  ----------    --------  --------   ----------
Off-balance sheet instruments
 Mortgage purchase commitments       $528,672  $          $(1,450)    $786,800   $          $ 7,539
 Mandatory delivery commitments
   (allocated to mortgage purchase
   commitments)                       400,708               1,598      705,900               (5,400)
Purchased option contracts            100,000     934         502      175,000    1,412       1,513
Interest rate floor contracts         528,200   2,611       5,056      453,200    1,695      11,058

         The following notes summarize the significant methods and assumptions used in estimating the fair values of financial instruments.

         Cash, receivables and short-term borrowings are short-term in nature. Accordingly, they are valued at their carrying amounts which are a reasonable estimation of fair value.

         Mortgage loans held for sale and mortgage-backed securities covered by mandatory delivery commitments allocated thereto are valued based upon commitment delivery prices. Uncommitted mortgage loans held for sale are valued by reference to quoted market prices for mortgage-backed securities, after appropriate adjustments thereto. For purposes of developing the estimated fair value, the portfolio has been segregated by product type, term and coupon interest rate.

         Short-term and long-term borrowings are all tied to near term variable rate indices. Accordingly they are valued at their carrying amounts, which are a reasonable estimation of fair values.

         Mortgage purchase commitments are valued based upon the difference between quoted mandatory delivery commitment prices (which are used by the Company to price its mortgage purchase commitments) and the committed prices.

         Mandatory delivery commitments are valued based upon the difference between quoted prices for such commitments and the prices applicable to the underlying commitment.

         Purchased option contracts are valued based upon quoted prices for such option contracts.

         Interest rate floor contracts are valued based upon broker quotations.

Note 18 - Subsequent Events:

         The Company and Meritage Mortgage Corporation (Meritage) have signed a letter of intent for the Company to merge with Meritage. Meritage is a wholesale originator of subprime mortgages headquartered in Portland, Oregon that was organized in November 1995 and has origination offices in the Portland, San Jose, Tacoma/Seattle, Tulsa and Denver metropolitan areas. During the year ended December 31, 1996, Meritage produced approximately $107,000 of subprime mortgage loans. Subprime mortgage production was approximately $40,000 for the fourth quarter. As of December 31, 1996, Meritage employed 66 people. The Company will exchange approximately $2,000 of cash and 926,000 shares of the Company's common stock, for all of the outstanding common stock of Meritage. Approximately 427,000 of the 926,000 Company shares are being issued contingent upon Meritage achieving specified increasingly higher levels of subprime mortgage production during the 30 months following closing.

In January 1997, the Company reached resolution concerning certain of its contractual employment obligations. In connection therewith, the Company recorded a non-recurring charge of $5,200 (partially offset by a $2,000 reduction of income tax expense) in the accompanying consolidated financial statements for 1996.

Note 16 - Quarterly Financial Data (Unaudited):

                                                             First         Second          Third         Fourth
1996                                                        Quarter        Quarter        Quarter        Quarter             Year
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                        $  3,243       $  5,037       $  4,500       $  4,122          $  16,902
Net gain on sale of mortgage loans                           18,533         21,503         19,312         19,830             79,178
Gain on sale of mortgage servicing rights                        66            123            775            141              1,105
Loan servicing fees                                           7,130          6,729          7,520          7,384             28,763
Other income                                                     78            220            106            265                669
-----------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                         29,050         33,612         32,213         31,742            126,617
-----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits                                 12,666         12,849         12,315         17,748(1)          55,578
Occupancy expense                                             1,276          1,364          1,485          1,515              5,640
Amortization of mortgage servicing rights                     3,670          3,646          3,748          3,870             14,934
Provision for foreclosure losses                                100            100             91            526                817
General and administrative expenses                           4,087          5,463          4,767          4,783             19,100
-----------------------------------------------------------------------------------------------------------------------------------
      Total expenses                                         21,799         23,422         22,406         28,442             96,069
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    7,251         10,190          9,807          3,300             30,548
Income tax expense                                           (2,791)        (3,923)        (3,626)          (585)           (10,925)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $  4,460       $  6,267       $  6,181       $  2,715          $  19,623
-----------------------------------------------------------------------------------------------------------------------------------
Net income per common share                                $   0.28       $   0.33       $   0.33       $   0.14          $    1.08

                                                             First          Second           Third          Fourth
1995                                                        Quarter         Quarter         Quarter         Quarter           Year
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                                         $   794        $  1,428        $  3,172        $  3,241        $  8,635
Net gain on sale of mortgage loans                              550           2,547          13,733          16,992          33,822
Gain on sale of mortgage servicing rights                     1,816           4,024             188           1,318           7,346
Loan servicing fees                                           5,851           5,237           6,344           6,773          24,205
Other income                                                    537             721             446             985           2,689
-----------------------------------------------------------------------------------------------------------------------------------
      Total revenues                                          9,548          13,957          23,883          29,309          76,697
-----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits                                  3,800           4,876           9,842          12,681          31,199
Occupancy expense                                               393             676             886           1,111           3,066
Amortization of mortgage servicing rights                     2,028           2,119           2,458           2,747           9,352
Provision for foreclosure losses                                 16              19              40              93             168
General and administrative expenses                           1,636           2,278           3,220           3,486          10,620
-----------------------------------------------------------------------------------------------------------------------------------
      Total expenses                                          7,873           9,968          16,446          20,118          54,405
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    1,675           3,989           7,437           9,191          22,292
Income tax expense                                             (642)         (1,529)         (2,841)         (3,061)         (8,073)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                  $ 1,033        $  2,460        $  4,596        $  6,130        $ 14,219
-----------------------------------------------------------------------------------------------------------------------------------
Net income per common share                                 $  0.06        $   0.16        $   0.30        $   0.40        $   0.92

(1) Includes non-recurring charge of $5,200.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Resource Bancshares
Mortgage Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Resource Bancshares Mortgage Group, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for mortgage servicing rights in 1995.





Price Waterhouse LLP
Columbia, South Carolina
February 3, 1997

STOCK DATA

         Information pertaining to high and low stock prices for each quarter during 1996, 1995 and 1994 is given in the following chart. All per share data have been adjusted to reflect the Stock Dividends issued by the Company.

         The Company began paying cash dividends in 1996. Cash dividends, each of $0.03 per share, were paid to shareholders of record as of September 3, 1996 and November 29, 1996. These cash dividends were paid on September 24, 1996 and December 13, 1996. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for restrictions on the Company's ability to pay cash dividends.)

         As of February 28, 1997, there were approximately 812 record holders of the Company's common stock.


                                    [GRAPH]





Quarter     12-31-93  3-31-94  6-30-94  9-30-94  12-31-94  3-31-95  6-30-95  9-30-95  12-31-95  3-31-96  6-30-96  9-30-96  12-31-96
High          $9.41    $8.98    $8.44    $8.28     $8.86    $8.47   $11.34   $17.06   $15.66    $17.06   $14.84   $14.25   $15.75
Low           $6.97    $6.61    $6.42    $6.23     $7.50    $6.17   $ 7.70   $10.02   $12.61    $12.91   $10.16   $10.63   $12.88

DIRECTORS                                        OFFICERS
 Edward J. Sebastian                             Edward J. Sebastian                                 Thomas S. Palmer
 Chairman of the Board                           Chairman of the Board                               Senior Vice President
 Chief Executive Officer                         Chief Executive Officer                             Correspondent Production
 Resource Bancshares Mortgage Group, Inc.
 Columbia, South Carolina                        David W. Johnson, Jr.                               Larry W. Reed
                                                 Vice Chairman                                       Senior Vice President
 David W. Johnson, Jr.                           Managing Director                                   Subprime Lending
 Vice Chairman
 Managing Director                               Steven F. Herbert                                   Gregory A. Samp
 Resource Bancshares Mortgage Group, Inc.        Senior Executive Vice President                     Senior Vice President
 Columbia, South Carolina                        Chief Financial Officer                             Director of Operations

 John W. Currie                                  Richard M. Duncan                                   Judy B. Schneider
 Attorney                                        Senior Executive Vice President                     Senior  Vice President
 McNair Law Firm P.A.                            Production                                          Loan Operations
 Columbia, South Carolina
 law firm                                        D. Hugh Burgess                                     Joseph P. Sheridan, Jr.
                                                 Senior Vice President                               Senior Vice President
 Stuart M. Cable                                 General Auditor                                     Retail  Production
 Attorney
 Goodwin, Proctor & Hoar, LLP                    Jordan D. Dorchuck                                  Ronald C. Simpson, Jr.
 Boston, Massachusetts                           Senior Vice President                               Senior Vice President
 law firm                                        General Counsel                                     Secondary Marketing

 John C. Baker                                   D. Keith Gettman                                    Edward F. Wallace, Jr.
 Baker Capital Corp.                             Senior Vice President                               Senior Vice President
 New York, New York                              Secondary Marketing and                             Wholesale Production
 venture capital firm                            Subprime Lending
                                                                                                     Steven D. Walls
*Boyd M. Guttery                                 Robin H. Holmes                                     Senior Vice President
 Business Consultant                             Senior Vice President                               Controller
 Private Investor                                Underwriting and Insuring and Guaranteeing
 Atlanta, Georgia
                                                 Brian L. Kunar
*John O. Wolcott                                 Senior Vice President
 Executive Vice President                        Loan Administration
 Olayan America Corporation
 New York, New York                              Thomas J. Little, Jr.
 investment company                              Senior Vice President
                                                 Human Resources
*Audit Committee

CORPORATE INFORMATION

Exchange:         NASDAQ
Symbol:           REMI
Internet Address: http://www.rbmg.com

INVESTOR RELATIONS CONTACT
Steven F. Herbert
Senior Executive Vice President
and Chief Financial Officer
Resource Bancshares Mortgage Group, Inc.
7909 Parklane Road
Columbia, South Carolina 29223
Tel:     (803) 741-3539
Fax:     (803) 741-3586

DIVIDEND REINVESTMENT PLAN
Resource Bancshares Mortgage Group, Inc.
has an optional Dividend Reinvestment and Stock Purchase Plan. Shareholders interested in participating can contact the Investor Relations
Contact listed above.

FORM 10K AND OTHER INFORMATION
Copies of the Resource Bancshares
Mortgage Group, Inc., Annual Report
on Form 10K, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to Steven F. Herbert at the address set forth above.