Form 10-K, Exhibit 13
period 1997-12-31
RESOURCE BANCSHARES MORTGAGE GROUP INC
filed 1998-03-31
CIK 893817

OUR MISSION

To maximize shareholders' value by engaging primarily in the business of correspondent, wholesale and retail mortgage banking, while maintaining flexibility in our review of other opportunities.

To service our clients and our clients' customers in an efficient, economically responsible and fair manner.

To support our people and the communities in which they reside.

HISTORY

Founded in 1989, RBMG went public in June 1993. Originally conceived as a correspondent mortgage bank, the Company is now a diversified financial services company engaged primarily in the business of mortgage banking, through the origination and purchase (through a nationwide network of correspondents, brokers and retail offices), sale and servicing of agency-eligible and subprime residential, single-family, first-mortgage loans and the purchase and sale of servicing rights associated with such loans. In addition, the Company originates, sells and services small ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.


WORTH QUOTING

"Resource Bancshares Mortgage is trading at 7.2-5.5x compared to Countrywide Credit (CCR, $43 5/8) at 14.4x and recent takeover prices of HomeSide Lending
(HSL) and North American Mortgage (NAC), which were acquired by banks for roughly 15-16x operating earnings."

NationsBanc Montgomery Securities, Equity Research, (REMI), January 28, 1998


"The stock is selling at 7 times next year's earnings and represents unusually good value."

Raymond James & Associates, Equity Research, (REMI), January 27, 1998


"An `origination-sensitive' company that operates as a producer and supplier of servicing to the mega-servicers, we believe REMI has tremendous upside potential in the current economic environment."

UBS Securities, Equity Research, (REMI), February 20, 1998

INDEX

 1       Financial Overview
 2       Letter to Our Shareholders
 4       Production and Servicing Overview
 9       Selected Financial Highlights
10       Management's Discussion and Analysis of Financial Condition and Results
              of Operations
25       Consolidated Financial Statements and Notes
47       Report of Independent Accountants
48       Stock Data
49       Directors and Executive Officers
49       Corporation Information

FINANCIAL OVERVIEW
($ in thousands except per share data)

                                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                                1997            1996             1995
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenues                                                                   $161,018        $126,617          $76,697
Income before taxes                                                                35,087          30,548           22,292
Net income                                                                         21,798          19,623           14,219
Weighted average common shares outstanding - Diluted                           20,800,828      19,525,867       16,479,797
Net income per common share - Diluted                                               $1.05           $1.00            $0.86

---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                                                                   $1,556,929      $1,028,394       $1,231,097
Total liabilities                                                               1,341,790         871,093        1,137,693
Total stockholder's equity                                                        215,139         157,301           93,404

---------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE DATA:
Market value per common share at year-end (1)                                      $16.31          $13.57           $13.32
Book value per common share at year-end                                            $ 9.21          $ 7.77           $ 5.71
Price/earnings ratio                                                                15.53           13.57            14.74


(1)  Source:  Nasdaq


NET INCOME
($ in millions)

   1993       1994       1995      1996       1997
------------------------------------------------------
  $17.6      $18.0      $14.2     $19.6      $21.8

               ESTIMATED MARKET SHARE (PERCENT)
    1993         1994        1995        1996         1997
---------------------------------------------------------------
    0.42%        0.37%       1.11%       1.27%        1.26%


                              PROFITABILITY REVIEW

                             (Numbers in parentheses for '96 and '97 reflect performance before non-recurring and special charges - dollars in billions)
                             -----------------------------------------------------------------------------------
                                  1993             1994            1995             1996             1997
                             -----------------------------------------------------------------------------------
Earnings Per Share               $0.76            $1.10           $0.86           ($1.17)         ($1.35)
                                                                                    $1.00           $1.05
ROA                              4.81%            5.25%           1.95%           (2.22%)         (2.29%)
                                                                                    1.91%           1.78%
ROE                             38.50%           25.98%          17.00%          (16.78%)        (16.34%)
                                                                                   14.43%          12.82%

LETTER TO OUR SHAREHOLDERS

In 1996 we refined our strategic direction by concentrating on GROWTH THROUGH DIVERSIFICATION. The objective of GROWTH THROUGH DIVERSIFICATION was designed to overcome the fact that Resource Bancshares Mortgage Group, Inc. (the Company) was a non-diversified, single-industry lender. We believe that GROWTH THROUGH DIVERSIFICATION can significantly assist us in achieving our goal of enhancing shareholder value by improving price-to-earnings and price-to-book multiples. Our 1997 activities were driven by GROWTH THROUGH DIVERSIFICATION.

During 1997, we successfully completed mergers with Meritage Mortgage Corporation (Meritage) and Resource Bancshares Corporation (RBC). The April 1 merger with Meritage gave us a meaningful presence in subprime lending. Our year-end merger with RBC brought with it a platform for expansion into the commercial mortgage and small-ticket equipment leasing industries. As a measure of our progress towards GROWTH THROUGH DIVERSIFICATION, we are pleased to report that 14% of our 1997 pre-tax net income (and 9% of our revenues) were derived from sources other than our agency-eligible lending activities. For 1998, we believe we can further increase our ratio.

Given that we have achieved diversification, our focus for 1998 and the theme of our 1997 annual report must be MAPPING OUR GROWTH. Our plans for MAPPING OUR GROWTH in 1998 include:

         * Improving our agency-eligible market share, approximately 1.26% in 1997, primarily through aggressive expansion within the wholesale production channel.

         * Increasing our subprime production volume, approximately $340 million in 1997, primarily through the addition of new full-service subprime branches and by leveraging our existing agency-eligible wholesale and correspondent relationships.

         *        Expanding our acquired commercial mortgage business.

         *        Building our small-ticket equipment lease portfolio.

Your management team possesses the experience and the commitment required for continued success. Specifically, both the Meritage and RBC mergers brought to your Company seasoned senior management teams that have worked in their respective industries for more than a decade.

As we focus on the future, it is also appropriate to take note of our accomplishments of the recent past. As more completely discussed in the accompanying report, 1997 saw your Company report record operating earnings, prior to non-recurring and special charges, of $1.35 per share and record loan production of $10.8 billion. The year also saw net operating income, prior to non-recurring and special charges, expand 23% on an increase in production volume of only 8%. We are also gratified to see that you, our fellow shareholders, were once again rewarded by our performance in the form of a December 31, 1997, closing stock price of $16.31 per share. As you will recall, on June 3, 1993, the Company went public at a stock dividend-adjusted offering price of $5.83 per share. Thus, in just a little over four and one-half years, the stock price has risen 180%. As always, our commitment is to continue to apply the very best of our talents, abilities and energies to the objective of replicating the superior stockholder returns of the past in the coming years.

In closing, let me observe that your Company has now become a diversified financial services company. Today we are MAPPING OUR GROWTH with increasing confidence and optimism. We are confident that the market will realize we are no longer a non-diversified, single-industry lender and optimistic that the market will reward you for your patience and continued support in the form of improved price-to-earnings and price-to-book ratios.

We look forward to continued success and good fortune in the years ahead.


Edward J. Sebastian
Chairman and Chief Executive Officer
March 12, 1998

"Resource Bancshares Mortgage Group is one of the fastest-growing mortgage bankers in the country....Management has extensive experience building large companies in this volatile industry, as well as maximizing shareholders' value."

NationsBanc Montgomery Securities, Equity Research, (REMI), January 28, 1998.


STOCK PERFORMANCE
($ in millions)*

                            5/26/93         12/31/93          12/31/94          12/31/95         12/31/96        12/31/97
RBMG                            100            121.4             132.3             217.7            233.0           280.0
NASDAQ                          100            110.5             108.0             152.8            187.9           230.6
MBA Peer Group                  100             97.4              87.2             126.4            158.2           231.4

*  Assumes reinvestment of dividends


Mortgage Finance Forecasts

MORTGAGE ORIGINATIONS                                         1997     1998
------------------------------------------------------------------------------
TOTAL 1-4 FAMILY ($ in Billions)                             $ 857   $ 1,066
------------------------------------------------------------------------------
REFINANCE SHARE                                                31%       40%
------------------------------------------------------------------------------
ADJUSTABLE RATE MORTGAGE SHARE
  (LOAN COUNT)                                                 22%       19%
------------------------------------------------------------------------------

INTEREST RATES
------------------------------------------------------------------------------
30-YEAR FIXED RATE MORTGAGE RATE                             7.60%     7.14%
------------------------------------------------------------------------------
1-YEAR ADJUSTABLE RATE MORTGAGE RATE                         5.60%     5.57%
------------------------------------------------------------------------------

Source: Mortgage Bankers Association of America, Economics Department,
        January 22, 1998


PRICE TO EARNINGS RATIO

                                          2/12/98           '98 EARNINGS        P/E RATIO
                                        STOCK PRICE          ESTIMATES*
                                                            (FIRST CALL)
----------------------------------------------------------------------------------------------
RBMG                                       $15.25              $ 2.00               7.6
----------------------------------------------------------------------------------------------
Countrywide Home Loans                     $46.13              $ 2.77              16.7
----------------------------------------------------------------------------------------------

*Analysts' estimates of 1998 performance have been included herein for convenience of the reader only. RBMG has not adopted and does not endorse such estimates, and their inclusion herein should not be construed as being a representation by RBMG that it will achieve the level of performance of any such estimate for 1998 or any other period.

SOURCES OF PRE-TAX NET INCOME                                 1997

AGENCY                                                         86%
OTHER                                                          14%


SOURCES OF PRE-TAX NET INCOME                                 1998

AGENCY                                                         70%
OTHER                                                          30%

PRODUCTION AND SERVICING OVERVIEW

Residential Mortgage Loan Production

The Company's total residential mortgage loan production has continued to grow, while the Company has diversified its sources of production. Initially, the Company was exclusively focused on correspondent loan production; however, when the timing was right, wholesale and retail channels were added. The addition of the Company's new divisions, combined with the strong correspondent division, helped the Company to become the twelfth largest residential mortgage loan originator in the country for 1997 and the eighth largest securitizer of GSE securities in 1997.

Top GSE Securitization Leaders ($ in billions)

   RANK                     LENDER                    1997         % OF TOTAL

    1        NORWEST MORTGAGE                        $ 38.40          10.6%
    2        COUNTRYWIDE HOME LOANS                  $ 29.72           8.2%
    3        CHASE & AFFILIATES                      $ 19.74           5.4%
    4        FLEET MORTGAGE GROUP                    $ 13.99           3.8%
    5        HOMESIDE LENDING, INC.                  $ 13.76           3.8%
    8        RBMG, INC.                              $  7.73           2.1%

Source: Mortgage Marketplace, January 26, 1998


MORTGAGE LOANS PURCHASED/ORIGINATED
($ in billions)

                 1993        1994        1995         1996        1997
---------------------------------------------------------------------------
                 $4.2        $2.9        $7.1        $10.0        $10.8



PRODUCTION MIX

                         1995       1996      1997
                      --------  ---------  --------
Correspondent             88%        79%       73%
Wholesale                  9%        14%       17%
Retail                     3%         7%        7%
Subprime                                        3%

Top Correspondent Originators in 1997
($ in billions)

---------------------------------------------------------------------------------------------------------------------
                                                      CORRESPONDENT                 TOTAL             CORRESPONDENT
RANK       LENDER                                       BUSINESS                ORIGINATIONS           AS % OF TOTAL
---------------------------------------------------------------------------------------------------------------------
    1      NORWEST MORTGAGE                              $20.75                    $55.27                  37.5%
    2      CHASE & AFFILIATES                            $20.59                    $40.07                  51.4%
    3      HOMESIDE LENDING, INC.                        $20.07                    $21.78                  92.1%
    4      COUNTRYWIDE HOME LOANS                        $18.36                    $43.10                  42.6%
    5      FLEET MORTGAGE GROUP                          $11.65                    $15.55                  74.9%
    6      RBMG, INC.                                     $7.89                    $10.78                  73.2%

Source:  Inside Mortgage Finance, February 13, 1998


Correspondent Lending

The correspondent division remains the Company's primary business focus because of the lower fixed expenses and capital investment required of the Company. As such, the Company can develop a cost structure that is more directly variable with loan production, thus allowing the Company to easily enter or exit geographic markets in response to changes in market conditions. For these reasons, the Company anticipates that correspondent production will provide the platform from which to leverage its operating infrastructure into higher-margined lines of business.


Growth of the Correspondent Network

--------------------------------------------------------------------------------
                                                12/31/95    12/31/96    12/31/97
--------------------------------------------------------------------------------
Approved Correspondents                             726         871         919
Regional Account Executives                          10          11          10
Production ($ in billions)                        $ 6.3       $ 7.9        $7.9


CORRESPONDENT LOAN PRODUCTION
($ in billions)

      1993          1994         1995          1996         1997
   ------------  -----------  ------------  ------------ ------------
      $ 4.2        $ 2.9         $ 6.3         $ 7.9        $ 7.9

Wholesale Lending

Since its inception in May 1994, the Company's wholesale division has accounted for a steadily increasing percentage of the Company's mortgage loan production. In 1997 the Company's wholesale branches provided 17% of the Company's total loan production of $10.8 billion (as compared to 14% for 1996). The success and growth of the Company's wholesale division is due in no small part to a group of extremely knowledgeable professionals who attract and retain quality broker relationships with excellent customer service. During 1997, two new branch offices were opened and more than 1,000 new brokers were accepted as approved production partners.


WHOLESALE LOAN PRODUCTION
($ in billions)

    1994              1995              1996                1997
-------------      ------------     --------------      --------------
   $ 0.02            $ 0.67             $ 1.41              $ 1.87


Wholesale Division
($ in thousands)

                                                 1995            1996             1997
------------------------------------------------------------------------------------------
LOAN PRODUCTION                               $ 673,201     $ 1,411,643       $ 1,868,726
------------------------------------------------------------------------------------------
DIRECT OPERATING EXPENSES                        55 bps          60 bps            62 bps
(AS BASIS POINTS OF PRODUCTION)
------------------------------------------------------------------------------------------
APPROVED BROKERS                                  1,144           2,322             3,046
------------------------------------------------------------------------------------------
NUMBER OF BRANCHES                                   10              13                15
------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                  98             126               146
------------------------------------------------------------------------------------------


Retail Lending

The retail division continued in 1997 to provide the Company a positive presence in the Northeast. In 1997, through its wholly-owned subsidiary, Intercounty Mortgage, Inc. (IMI), the Company maintained six full-scale retail branches along with a number of smaller satellite offices. In March 1998 the Company signed a definitive agreement to sell the retail production franchise of IMI to CFS Bank.


Retail Division
($ in thousands)

                                                 1995            1996             1997
------------------------------------------------------------------------------------------
LOAN PRODUCTION                               $ 210,565       $ 668,759         $ 675,411
------------------------------------------------------------------------------------------
DIRECT OPERATING EXPENSES                       359 bps         239 bps           246 bps
(AS BASIS POINTS OF PRODUCTION)
------------------------------------------------------------------------------------------
NUMBER OF BRANCHES                                    6               6                 6
------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                 158             209               198
------------------------------------------------------------------------------------------

Mortgage Loan Servicing

Unlike many traditional mortgage banks and today's mega-servicers, RBMG is first and foremost a producer of residential mortgage loans. By systematically selling a high percentage of the servicing it produces, RBMG can effectively manage prepayment risk and immediately realize the cash value of the servicing it creates.


Servicing Portfolio Summary

                                                                               12/31/96         12/31/97
----------------------------------------------------------------------------------------------------------
PORTFOLIO BALANCE ($ IN THOUSANDS)                                           $ 6,670,267      $ 7,125,222
----------------------------------------------------------------------------------------------------------
LOANS SERVICED                                                                    75,572           77,129
----------------------------------------------------------------------------------------------------------
AVERAGE LOAN SIZE                                                            $    88,758      $    92,306
----------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NOTE RATE                                                         7.92%            7.69%
----------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE MATURITY (MONTHS)                                                   288              304
----------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SERVICE FEE                                                      39 bps           40 bps
----------------------------------------------------------------------------------------------------------
TOTAL DELINQUENCIES (LOAN COUNT)                                                   3.75%            3.66%
----------------------------------------------------------------------------------------------------------
BASIS - MULTIPLE OF SERVICE FEE                                                    4.22x            4.48x
----------------------------------------------------------------------------------------------------------


Servicing Strategy and Management

RBMG seeks to:

-  Generate servicing fee revenue to cover 50% to 80% of cash operating overhead

-  Manage prepayment risk through employment of "natural" and "synthetic" hedges

-  Maximize leverage of capacity requirements

      -  Systems

      -  Physical Plant

      -  Human Resources

Servicing Contributions

($ in thousands)                                                              1995             1996             1997
---------------------------------------------------------------------------------------------------------------------------
PORTFOLIO BALANCE                                                            $ 5,562,930      $ 6,670,267      $ 7,125,222
---------------------------------------------------------------------------------------------------------------------------
LOAN SERVICING FEES                                                          $    24,205      $    28,763      $    30,869
---------------------------------------------------------------------------------------------------------------------------
CASH OPERATING EXPENSES                                                      $    45,053      $    81,135      $   107,616
---------------------------------------------------------------------------------------------------------------------------
COVERAGE RATIO                                                                       54%              35%              29%
---------------------------------------------------------------------------------------------------------------------------

SERVICING SUMMARY (%)                                           1997

CONVENTIONAL                                                    70%
GOVERNMENT                                                      29%
 PRIVATE                                                         1%

FIXED RATE                                                      92%
ARMS                                                             8%


SERVICING PORTFOLIO BALANCES
($ in billions)

       1993          1994          1995           1996          1997
    ------------  ------------  ------------   -----------   -----------
       $ 1.9         $ 4.0         $ 5.6          $ 6.7         $ 7.1



Mapping Our Growth

During 1997, the Company completed two major steps in the execution of its plan of Growth Through Diversification. Mergers with Meritage Mortgage Corporation and Resource Bancshares Corporation propelled the Company into the subprime market and commercial leasing and commercial mortgage lending arenas. These new initiatives, coupled with RBMG's patterned growth in its core production channels, should position the Company for solid earnings performance in the years ahead. During 1998 we will be Mapping Our Growth as we:

-     Maintain our core competency in agency-eligible business.

- Leverage our existing relationships in wholesale and correspondent divisions to assist subprime growth.

- Further diversify our revenue sources through expansion of subprime, commercial mortgage and leasing activities.

- Hedge our operating cost structure by maintaining right-sized loan servicing operations.

-     Continue pursuit of other opportunities to enhance shareholder value.

SELECTED FINANCIAL HIGHLIGHTS

($IN THOUSANDS, EXCEPT SHARE INFORMATION)

--------------------------------------------------------------------------------------------------------------------------
                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                     1997             1996            1995           1994           1993
--------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net interest income                              $    17,644       $   16,902       $    8,635    $    7,686    $    9,616
Net gain on sale of mortgage loans                   103,370           79,178           33,822         1,160         2,167
Gain on sale of mortgage servicing rights              7,955            1,105            7,346        33,375        29,202
Loan servicing fees                                   30,869           28,763           24,205        14,196         6,128
Total revenues                                       161,018          126,617           76,697        56,622        47,756
Salary and employee benefits                          62,235           55,578 (2)       31,199        15,986        12,203
Total expenses (including taxes)                     139,220          106,994 (2)       62,478        38,579        30,176
Net income                                            21,798           19,623 (2)       14,219        18,043        17,580

PER COMMON SHARE DATA (3)
Net income per common share - basic              $      1.07 (1)   $     1.02 (2)    $    0.88    $     1.11     $    0.77 (4)
Net income per common share - diluted                   1.05 (1)         1.00 (2)         0.86          1.10          0.76 (4)
Market value per common share at year-end              16.31            13.57            12.68          7.71          7.07
Book value per common share at year-end                 9.20             7.77             5.71          4.95          3.84
Cash dividends per common share                         0.13             0.06

BALANCE SHEET
Mortgage loans held for sale
   and mortgage-backed securities                $ 1,179,188       $  802,335       $1,035,229    $  119,044    $  587,208
Lease receivables                                     51,494
Mortgage servicing rights, net                       127,326          109,815           99,912        65,840        15,123
Residual interests in subprime securitizations        19,684
Total assets                                       1,556,929        1,028,394        1,231,097       237,631       639,425
Total liabilities                                  1,341,790          871,093        1,137,693       157,017       576,942
Stockholders' equity                                 215,139          157,301           93,404        80,614        62,483

STATISTICS
Total loan production                            $10,777,294       $9,995,725       $7,135,774    $2,875,265    $4,239,100
Total agency-eligible servicing
  portfolio  (including subservicing)             10,195,354        8,658,742        7,821,736     5,876,508     3,049,270
Commercial mortgage loan servicing
   portfolio                                       2,760,238
Managed lease servicing portfolio                    123,509 (6)
Return on average assets                                1.78%(1)         1.91%(2)         1.95%         5.25%          N/A (5)
Return on average equity                               12.82%(1)        14.43%(2)        17.00%        25.98%          N/A (5)

(1) Includes non-recurring and special charges totalling $10,147 pre-tax or $6,421 after-tax. Exclusive thereof, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $132,799, $28,219, $1.37, $1.35, 2.29% and 16.34%, respectively. (2) Includes a non-recurring charge totalling $5,190 pre-tax or $3,192 after-tax. Exclusive thereof, salary and employee benefits, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $50,388, $103,802, $22,815, $1.19, $1.17, 2.22% and 16.78%, respectively. (3) Amounts have been restated to conform with the reporting requirements of SFAS No. 128 and to give retroactive effect to stock dividends. Source of market price is Nasdaq. (4) Resource Bancshares Mortgage Group, Inc.'s initial public offering was consummated on June 3, 1993. Net income per common share for 1993 was calculated based on net income subsequent to the date of the initial public offering through December 31, 1993, of $12,465. (5) Because of the significantly different capital structure of the Company prior to its initial public offering, these statistics are not comparatively meaningful for periods prior to, and including the date on which, the initial public offering was consummated. (6) Managed lease servicing portfolio consists of $49,104 of leases owned by the Company and $74,405 of leases serviced for investors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Statements included in this discussion and analysis (or elsewhere in this annual report) which are not statements of historical fact are intended to be, and are hereby identified as,"forward looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following which are described in the Resource
Bancshares Mortgage Group, Inc.'s (the Company) Joint Proxy Statement/ Prospectus dated December 2, 1997 (i) interest rate risks, (ii) changes in economic conditions (iii) competition, (iv), possible changes in regulations and related matters,(v) litigation affecting the mortgage banking business,
(vi) delinquency and default risks, (vii) changes in the market for servicing rights, mortgage loans and lease receivables, (viii) environmental matters,(ix) changes in the demand for mortgage loans and (x) availability of funding sources and other risks and uncertainties, discussed elsewhere herein, in the Company's Joint Proxy Statement/ Prospectus dated December 2, 1997 or from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements.

THE COMPANY

     The Company was organized to acquire and operate the residential mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the residential mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. As a result, RBC retained a significant ownership interest in the Company. On December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of the Company's common stock for all of the outstanding stock of RBC. Therefore, on a consolidated basis, RBC no longer has an ownership interest in the Company.

     The Company is a diversified financial services company engaged primarily in the business of mortgage banking, through the origination and purchase (through a nationwide network of correspondents, brokers and retail offices), sale and servicing of agency-eligible and subprime residential, single-family, first-mortgage loans and the purchase and sale of servicing rights associated with such loans. In addition, the Company originates, sells and services small ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.

RESIDENTIAL LOAN PRODUCTION

     The Company purchases residential mortgage loans from its correspondents and through its wholesale division and originates mortgage loans through its retail division. The Company also purchases and originates subprime mortgages through a separate division.

     A summary of residential loan production by source for the periods indicated is set forth below:

($ IN THOUSANDS)                                  FOR THE YEAR ENDED DECEMBER 31,
                                         ------------------------------------------------------
                                               1997               1996               1995
                                         ---------------     ---------------    ---------------
Loan Production:
  Correspondent Division                 $     7,893,583     $     7,915,323    $     6,252,008
  Wholesale Division                           1,868,726           1,411,643            673,201
  Retail Division                                675,411             668,759            210,565
                                         ---------------     ---------------    ---------------
Total Agency-Eligible Loan Production         10,437,720           9,995,725          7,135,774
  Subprime Division                              339,574
                                         ---------------     ---------------    ---------------
Total Loan Production                    $    10,777,294     $     9,995,725    $     7,135,774
                                         ===============     ===============    ===============

     Initially, the Company was exclusively focused on purchasing loans through its correspondents. In order to diversify its sources of loan volume, the Company started a wholesale operation, which purchased its first loan in May 1994, a retail operation, which originated its first loan in May 1995 and a subprime division, which commenced significant business operations in the second quarter of 1997. Accordingly, correspondent operations have accounted for a diminishing percentage of the Company's loan production (73% for 1997, as compared to 79% for 1996 and 88% for 1995). Management anticipates that its higher margin wholesale and subprime production will continue to account for an increasing percentage of total loan production as those divisions are expanded more rapidly than the correspondent operations. In general, management has targeted as a near-term goal a production mix of approximately 70% correspondent, 25% wholesale and 5% subprime.

     A summary of key information relevant to industry loan production activity is set forth below:

($ IN THOUSANDS)                                                        AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------
                                                                     1997               1996                1995
                                                               ---------------     --------------     -------------

U. S. 1-4 Family Mortgage Originations Statistics (1):
    U. S. 1-4 Family Mortgage Originations                     $ 857,000,000       $ 785,000,000      $ 644,000,000
    Adjustable Rate Mortgage Market Share                                 22%                 26%                30%
    Estimated Fixed Rate Mortgage Originations                   668,000,000         581,000,000        451,000,000

Company Information:
    Loan Production                                            $  10,777,294       $   9,995,725      $   7,135,774
    Estimated Company Market Share                                      1.26%               1.27%              1.11%

(1) Source:  Mortgage Bankers Association of America, Economics Department.

     The Company's total mortgage production increased by 8% between 1996 and 1997. The Company's estimated share of the U.S. 1-4 family mortgage originations remained essentially constant for 1997 and the Company remained among the nation's top 15 mortgage originators for the third consecutive year. The Company's 8% production increase corresponds with the 9% increase in nationwide production from 1996 to 1997.

     Although nationwide production increased by 22% from 1995 to 1996, the Company was able to increase its production by 40% during the same time period, thereby increasing its 1996 market share by 14% over that for 1995. The 40% increase in loan production was primarily due to the combined positive impact of: 1) the overall increase in the market volume of originations nationwide, which is related to the mortgage interest-rate environment among other factors;
2) expansion of the Company's production network, including realization of a full year's production from the wholesale and retail divisions; and 3) the decline in the adjustable-rate mortgage (ARM) share of the U.S. market, from 30% in 1995 to 26% for 1996. The Company is primarily focused on the purchase and origination of fixed-rate, 1-4 family residential mortgage loans. As such, the Company is competitively disadvantaged in economic environments that tend to favor ARMs over fixed-rate mortgages (generally, lower long-term fixed-rate and flatter yield-curve environments tend to favor fixed-rate originations).

Correspondent Loan Production

     The Company purchases closed mortgage loans through its network of approved correspondent lenders. Correspondents are primarily mortgage lenders, larger mortgage brokers and smaller savings and loan associations and commercial banks, which have met the Company's approval requirements.

     The Company continues to emphasize correspondent loan production as its basic business focus because of the lower fixed expenses and capital investment required of the Company. That is, the Company has developed a cost structure that is more directly variable with loan production because the correspondent incurs most of the fixed costs of operating and maintaining branch offices and of identifying and interacting directly with loan applicants.

     A summary of key information relevant to the Company's correspondent loan production activities is set forth below:


   ($ IN THOUSANDS)                                         AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------
                                                    1997                  1996                 1995
                                               ----------------      ---------------      ----------------
   Correspondent Loan Production                 $  7,893,583         $  7,915,323          $  6,252,008
   Estimated Correspondent Market Share  (1)             0.92%                1.01%                 0.97%
   Approved Correspondents                                919                  871                   726

(1) Source:  Mortgage Bankers Association of America, Economics Department.

     The Company's correspondent market share decreased to 0.92% for 1997 as compared to 1.01% for 1996, while the Company's total correspondent loan production remained relatively constant. The decrease in correspondent market share is primarily due to the Company's efforts to maintain its core competency as a correspondent loan originator while devoting its resources to expanding or diversifying into higher margin wholesale and subprime production channels. The number of approved correspondent lenders increased 6%, as the Company focused on maintenance of those correspondent relationships most compatible with the Company's overall business strategies while continuing a disciplined and measured expansion through establishment of new correspondent relationships.

     The Company's correspondent market share increased slightly, to 1.01% for 1996 as compared to 0.97% for 1995. This rise is primarily due to the Company's correspondent production increasing by 27% for 1996, while nationwide production increased by only 22%. The Company's correspondent production outpaced nationwide trends primarily due to the Company's 20% growth in the network of approved correspondents, to 871 at December 31, 1996, from 726 at December 31, 1995.


Wholesale Loan Production

     In May 1994, the Company began its expansion into the wholesale mortgage banking business. In connection therewith, the Company receives loan applications through brokers, underwrites the loans, funds the loans at closing and prepares all closing documentation. The wholesale branches also handle all shipping and follow-up procedures on loans. Typically mortgage brokers are responsible for taking applications and accumulating the information precedent to the Company's processing of the loans. Although the establishment of wholesale branch offices involves the incurrence of fixed expenses associated with maintaining those offices, wholesale operations also provide for higher profit margins than correspondent loan production. Additionally, each branch office can serve a relatively sizable geographic area by establishing relationships with large numbers of independent mortgage loan brokers who bear much of the cost of identifying and interacting directly with loan applicants.

     A summary of key information relevant to the Company's wholesale production activities is set forth below:


($ IN THOUSANDS)                                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                  1997                 1996                1995
                                                              ----------------     ---------------     ---------------
Wholesale Loan Production                                        $ 1,868,726         $ 1,411,643            $ 673,201
Estimated Wholesale Market Share (1)                                    0.22%               0.18%                0.10%
Wholesale Division Direct Operating Expenses                     $    11,540         $     8,540             $  3,697
Approved Brokers                                                       3,046               2,322                1,144
Number  of Branches                                                       15                  13                   10
Number of Employees                                                      146                 126                   98

(1) Source:  Mortgage Bankers Association of America, Economics Department.


     The 32% ($457 million) increase in wholesale loan production, from $1.4 billion in 1996 to $1.9 billion in 1997, resulted primarily from a 9% nationwide increase in loan production, the addition of two new branches during the year and realization of full year's production from three branches added during 1996. As a result, the Company's wholesale market share increased 22% for 1997. The increase in direct operating expenses for the wholesale division was primarily a result of the increased production. Wholesale division direct operating expenses as a percentage of production increased slightly from 60 basis points in 1996 to 62 basis points in 1997.

     The 110% ($738 million) increase in wholesale loan production, from $673 million for 1995 to $1.4 billion for 1996, was driven primarily by the full year impact for 1996 of production out of the seven branches added during 1995. As a result, the Company's wholesale market share increased 80% year to year.

     Strategically, management anticipates focusing in the near-term on significantly expanding its wholesale presence nationwide due to the relatively higher margins attributable to this channel. Management anticipates that the wholesale division will continue to account for an increasing percentage of the Company's total loan production.

Retail Loan Production

     During late 1997, the Company began reviewing the compatibility of the retail operation with its primary business focus. And on March 11, 1998, the Company signed a definitive agreement with CFS Bank under which the Company will sell the retail production franchise of Intercounty Mortgage, Inc. to CFS Bank. Consummation of the transaction is subject to approval by the Office of Thrift Supervision and certain other conditions. Historically, the Company has focused on accumulation of loan production through third-party correspondent and wholesale broker channels because of the relatively lower fixed expenses and capital investments required, among other reasons. Management believes the sale of the retail operation will allow the Company to refocus on its core competency as a correspondent and wholesale mortgage lender.

     A summary of key information relevant to the Company's retail production activities is set forth below:


($ IN THOUSANDS)                                                          AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------------
                                                                       1997              1996                1995
                                                                    ----------         ---------           --------
Retail Loan Production                                              $ 675,411          $ 668,759           $ 210,565
Estimated Retail Market Share (1)                                        0.08%              0.09%               0.03%
Retail Division Direct Operating Expenses                           $  16,626          $  15,963           $   7,584
Number of Branches                                                          6                  6                   6
Number of Employees                                                       198                209                 158

(1) Source:  Mortgage Bankers Association of America, Economics Department.


     Retail loan production remained essentially constant between 1996 and 1997. Retail division direct operating expenses as a percentage of production also remained relatively constant at 246 basis points for 1997 as compared to 239 basis points for 1996.

     The $458 million increase in retail loan production to $669 million for 1996 from $211 million for 1995, and the increase in market share to 0.09% for 1996 from 0.03% for 1995 resulted primarily from realization of a full year's production from the retail channel in 1996, which commenced operations in May 1995.

Subprime Loan Production

     During the past several years the Company has diversified its sources of production through de novo expansions into wholesale and retail operations. In 1997, this basic business strategy was supplemented by further diversification across markets through the Company's initial expansion into subprime lending activities. In connection therewith, the Company acquired Meritage Mortgage Corporation, a wholesale producer of subprime mortgage loans in April 1997. The Company's subprime division produced $340 million during 1997 or 3% of the Company's total 1997 production volume in the division's first full year of operation.

     Management anticipates significant expansion of its subprime division in 1998 as wholesale branches opened or acquired in 1997 reach full year production levels, as additional wholesale subprime branches are opened and as subprime operations are introduced and made available through the Company's existing 15 branch agency-eligible wholesale network, and in the future, as products are introduced through the Company's existing nationwide correspondent production channel.

     A summary of key information relevant to the Company's subprime production activities is set forth below:

($ IN THOUSANDS)                                                         AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------------
                                                                       1997              1996              1995
                                                                   --------------   ---------------   -------------
U.S. Subprime Mortgage Originations (1)                            $ 125,000,000
Subprime Loan Production                                           $     339,574         N/A               N/A
Estimated Subprime Market Share (1)                                         0.27%        N/A               N/A
Subprime Division Direct Operating Expenses                        $      10,486         N/A               N/A
Number of Brokers                                                            661         N/A               N/A
Number of Employees                                                          139         N/A               N/A

(1) Source:  Inside B&C Lending, issue dated February 16, 1998.


AGENCY-ELIGIBLE MORTGAGE SERVICING

     Agency-eligible mortgage servicing includes collecting and remitting mortgage loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans.

     The Company is somewhat unique in that its strategy is to sell substantially all of its produced agency-eligible mortgage servicing rights to other approved servicers. In that regard, the Company believes it is the largest national supplier of agency-eligible servicing rights to the still-consolidating mega-servicers. Typically, the Company sells its mortgage servicing rights within 90 to 180 days of purchase or origination. However, for strategic reasons, the Company also strives to maintain a servicing portfolio whose size is determined by reference to the Company's cash operating costs which, in turn, are largely determined by the size of its loan production platform. By continuing to focus on the low-cost correspondent and wholesale production channels, the Company is able to minimize the cash operating costs of its loan production platform and thus the strategically required size of its loan servicing operation.

     A summary of key information relevant to the Company's loan servicing activities is set forth below:



($ IN THOUSANDS)                                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    1997             1996           1995
                                                ------------     -----------     -----------
  Underlying Unpaid Principal Balances:
    Beginning Balance *                         $  6,670,267     $ 5,562,930     $ 4,039,847
    Loan Production (net of servicing-
       released production)                       10,557,994       9,912,365       6,615,441
    Net Change in Work-in-Process                     26,007         535,847
    Bulk Acquisitions                                774,097       1,354,592         390,632
    Sales of Servicing                            (9,699,058)     (9,521,451)     (4,622,018)
    Paid-In-Full Loans                              (709,052)       (504,312)       (400,897)
    Amortization, Curtailments and Other, net       (495,033)       (669,704)       (460,075)
                                                ------------     -----------     -----------
    Ending Balance*                                7,125,222       6,670,267       5,562,930
    Subservicing Ending Balance                    3,070,132       1,988,475       2,258,806
                                                ------------     -----------     -----------
Total Underlying Unpaid Principal Balances      $ 10,195,354     $ 8,658,742     $ 7,821,736
                                                ============     ===========     ===========

Loan Servicing Fees                             $     30,869     $    28,763     $    24,205
Cash Operating Expenses                         $    107,616     $    81,135     $    45,053
Coverage Ratio                                            29%             35%             54%

Average Underlying Unpaid Principal Balances
   (including subservicing)                     $  9,468,730     $ 8,814,560     $ 6,397,186
Weighted Average Note Rate*                             7.69%           7.92%           7.84%
Weighted Average Servicing Fee*                         0.40%           0.39%           0.42%
Delinquency (30+ days) Including
   Bankruptcies and Foreclosures*                       3.66%           3.75%           3.42%
Number of Servicing Division Employees                   143             128             115


* These numbers and statistics apply to the Company's owned servicing portfolio and therefore exclude the subservicing portfolio.

     The $654 million, or 7%, increase in the average underlying unpaid principal balance of mortgage loans being serviced for 1997 as compared to 1996 is primarily related to the Company's increased loan production volumes during 1997 and the Company's $774 million in bulk acquisitions of servicing primarily during the first half of 1997. Since the Company generally sells servicing rights related to the loans it produces within 90 to 180 days of purchase or origination, increased production volumes generally result in a higher volume of mortgage servicing rights held in inventory pending sale.

     The $2.4 billion, or 38%, increase in the average underlying unpaid principal balance of mortgage loans being serviced for 1996 as compared to 1995 is primarily related to the Company's increased loan production volumes during 1996 and the Company's $1.4 billion in bulk acquisitions of servicing primarily during the third quarter of 1996.

     The Company's coverage ratios for 1997 at 29% and for 1996 at 35% were lower than the Company's target level of between 50% and 80%. The Company's expansion into the relatively high cost retail and subprime production channels, together with normal inflationary pressures on costs, have combined to increase cash operating costs at a 28% and 69% pace for 1997 and 1996, respectively. Although the servicing portfolio and servicing fees have increased during the same period, such increases have not kept pace with the pace of growth in cash operating expenses. Strategically, and in the opinion of the Company's management, market prices for servicing rights have been attractive throughout this period. Accordingly, management has consciously determined on a risk versus return basis to allow this ratio to move below its stated goals. Opportunistically and as market conditions permit, management would expect to bring this ratio back in-line with the stated objective.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

SUMMARY BY OPERATING DIVISION

     Following is a summary of the allocated revenues and expenses for each of the Company's operating divisions (with non-recurring and special charges separately categorized) for the years ended December 31, 1997 and 1996, respectively:


($ IN THOUSANDS)                            MORTGAGE PRODUCTION
                                            -------------------  AGENCY -    NON-RECURRING
                                            AGENCY -             ELIGIBLE     AND SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1997*       ELIGIBLE   SUBPRIME  SERVICING      CHARGES     CONSOLIDATED
-----------------------------------------   --------   --------  ---------  -------------   ------------
Net interest income                         $ 16,376   $ 1,268                              $ 17,644
Net gain on sale of mortgage loans            89,358    14,012                               103,370
Gain on sale of mortgage servicing rights                        $  7,955                      7,955
Loan servicing fees                                                30,869                     30,869
Other income                                   1,180                                           1,180
-----------------------------------------   --------   -------   --------       --------    --------
     Total revenues                          106,914    15,280     38,824                    161,018
-----------------------------------------   --------   -------   --------       --------    --------

Salary and employee benefits                  51,456     7,754      3,025                     62,235
Occupancy expense                              6,429       711        318                      7,458
Amortization of mortgage servicing rights                          18,315                     18,315
General and administrative expenses           17,899     2,021      7,856       $ 10,147      37,923
-----------------------------------------   --------   -------   --------       --------    --------
     Total expenses                           75,784    10,486     29,514         10,147     125,931
-----------------------------------------   --------   -------   --------       --------    --------

Income before income taxes                  $ 31,130   $ 4,794   $  9,310       ($10,147)   $ 35,087
                                            ========   =======   ========       ========    ========




($ IN THOUSANDS)                              MORTGAGE PRODUCTION
                                              ------------------   AGENCY -  NON-RECURRING
                                              AGENCY -             ELIGIBLE   AND SPECIAL
  FOR THE YEAR ENDED DECEMBER 31, 1996*       ELIGIBLE  SUBPRIME   SERVICING     CHARGES     CONSOLIDATED
  -----------------------------------------   -------   --------   -------   -------------   ------------
  Net interest income                         $16,902                                        $ 16,902
  Net gain on sale of mortgage loans           79,178                                          79,178
  Gain on sale of mortgage servicing rights                        $ 1,105                      1,105
  Loan servicing fees                                               28,763                     28,763
  Other income                                    669                                             669
  -----------------------------------------   -------   --------   -------       --------    --------
       Total revenues                          96,749               29,868                    126,617
  -----------------------------------------   -------   --------   -------       --------    --------

  Salary and employee benefits                $47,567                2,821       $  5,190      55,578
  Occupancy expense                             5,462                  178                      5,640
  Amortization of mortgage servicing rights                         14,934                     14,934
  General and administrative expenses          15,904                4,013                     19,917
  -----------------------------------------   -------   --------   -------       --------    --------
       Total expenses                          68,933               21,946          5,190      96,069
  -----------------------------------------   -------   --------   -------       --------    --------
  Income before income taxes                  $27,816              $ 7,922       $ (5,190)   $ 30,548
                                              =======   ========   =======       ========    ========


*Revenues and expenses have been recorded on a direct basis to the extent possible. Other than direct allocation, management believes that revenues and expenses have been allocated to the respective divisions on a reasonable basis.


AGENCY-ELIGIBLE MORTGAGE OPERATIONS


         Following is a comparison of the direct revenues and expenses allocated to the Company's agency-eligible mortgage production operations.



                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
  ($ IN THOUSANDS)                                1997                1996
                                              -----------         -----------
  Net interest income                         $    16,376         $    16,902
  Net gain on sale of mortgage loans               89,358              79,178
  Other income                                      1,180                 669
                                              -----------         -----------
       Total production revenue                   106,914              96,749
                                              -----------         -----------
  Salary and employee benefits                     51,456              47,567
  Occupancy expense                                 6,429               5,462
  General and administrative expenses              17,899              15,904
                                              -----------         -----------
       Total production expenses                   75,784              68,933
                                              -----------         -----------
        Net pre-tax production margin         $    31,130         $    27,816
                                              -----------         -----------

  Production                                  $10,437,720         $ 9,995,725
  Pool delivery                                10,212,966          10,217,622

  Total production revenue to pool delivery       105 bps              95 bps
  Total production expenses to production          73 bps              69 bps
                                              ===========         ===========
        Net pre-tax production margin              32 bps              26 bps
                                              ===========         ===========

Summary

     The production revenue to pool delivery ratio improved 10 basis points, or 11%, for 1997 which was centered in higher net gain on sale of mortgage loans. This improvement is primarily attributable to higher initial allocations of basis to servicing rights (in accordance with the provisions of SFAS No. 125) which are related to better overall execution in the secondary markets. The full year impact of a pool insurance program implemented in late - 1996 and slightly higher 1997 pricing under the Company's forward servicing sales contracts contributed to the improved execution into the secondary market. Overall, as further discussed below, the Company allocated 47 basis points to mortgage servicing rights for 1997 as compared to 33 basis points for 1996. Although allocation of a relatively higher basis to mortgage servicing rights results in an initially higher gain on sale of mortgage loans such increase is subsequently offset by increased amortization costs and reduced gains upon resale of the underlying mortgage servicing rights. Since the Company's policy is to sell substantially all of the mortgage servicing rights it produces, this variance has no significant net effect on the Company's net income or cash flow from operations.

     The production expenses to production ratio increased 4 basis points, or 6%, for 1997 and partially offset the above described 10 basis point improvement. Generally, this increase is distributed across financial statement captions and is associated with staffing upgrades to support the Company's increasingly large, diverse and complex business operations as well as typical inflationary pressures on the Company's cost structure.

     As a consequence of the foregoing, the Company's net agency-eligible pre-tax production margin improved 6 basis points, or 23%, to 32 basis points while in absolute dollars it increased $3.3 million or 12%.

   Net Interest Income

     The following table analyzes net interest income allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).



($ IN THOUSANDS)
                                                                                                             Variance
    Average Volume       Average Rate                                           Interest                   Attributable to
----------------------------------------                                   --------------------          --------------------
      1997     1996       1997     1996                                       1997      1996    Variance     Rate     Volume
----------------------------------------                                   --------------------------------------------------
                                         INTEREST INCOME
                                         ---------------
                                         Mortgages Held for Sale and
   $ 917,341 $ 816,597    7.62%    7.70%    Mortgage-Backed Securities      $ 69,889  $ 62,858  $ 7,031    $  (724)   $7,755
  -------------------------------------                                    -------------------------------------------------
                                         INTEREST EXPENSE
                                         ----------------
   $ 430,727 $ 331,356    4.77%    4.52% Warehouse Line                     $ 20,559  $ 14,993  $ 5,566    $ 1,069    $4,497
     461,467   462,058    5.69%    5.66% Gestation Line                       26,245    26,135      110        143       (33)
      48,199    15,336    6.56%    8.19% Servicing Secured Line                3,160     1,256    1,904       (787)    2,691
      22,953    18,639    6.10%    5.89% Servicing Receivable Line             1,401     1,098      303         49       254
       4,804     7,842    8.11%    8.50% Other Borrowings                        389       667     (278)       (20)     (258)
                                         Facility Fees & Other Charges         1,759     1,807      (48)                 (48)
  -------------------------------------                                    -------------------------------------------------
   $ 968,150 $ 835,231    5.53%    5.50% Total Interest Expense             $ 53,513  $ 45,956  $ 7,557    $   454    $7,103
  -------------------------------------                                    -------------------------------------------------
                          2.09%    2.20% Net Interest Income                $ 16,376  $ 16,902  $  (526)   $(1,178)   $  652
                       ================                                    =================================================



     Net interest income from agency-eligible product decreased 3% to $16.4 million for 1997 compared to $16.9 million for 1996. The 11 basis point decrease in the interest-rate spread was primarily the result of the narrower spreads between long and short-term rates in 1997 compared to 1996. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. The Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

Net Gain on Sale of Agency-eligible Mortgage Loans

         A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:



($ IN THOUSANDS)                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                                             1997                    1996
                                                                       -----------------       ---------------
Gross proceeds on sales of mortgage loans                                   $ 10,427,031          $ 10,307,177
Initial  unadjusted  acquisition  cost of mortgage loans sold, net
  of hedge results                                                            10,422,340            10,296,282
                                                                       -----------------       ---------------
Unadjusted gain on sale of mortgage loans                                          4,691                10,895
Loan origination and correspondent program administrative
  fees                                                                            34,448                34,405
                                                                       -----------------       ---------------
Unadjusted aggregate margin                                                       39,139                45,300
Acquisition basis allocated to mortgage servicing rights
  (SFAS No. 122 and SFAS No. 125)                                                 49,170                34,181
Net change in deferred administrative fees                                         1,049                  (303)
                                                                       -----------------       ---------------
Net gain on sale of agency-eligible mortgage loans                         $      89,358          $     79,178
                                                                       =================       ===============


     The Company sold agency-eligible loans during 1997 with an aggregate unpaid principal balance of $10.4 billion compared to sales of $10.3 billion for 1996. The amount of proceeds received on sales of mortgage loans exceeded the initial unadjusted acquisition cost of the loans sold by $4.7 million (4 basis points) for 1997 as compared to $10.9 million (11 basis points) for 1996. The Company received loan origination and correspondent program administrative fees of $34.4 million (33 basis points) on these loans during 1997 and $34.4 million (33 basis points) during 1996. The Company allocated $49.2 million (47 basis points) to basis in mortgage servicing rights for loans sold in 1997 as compared to $34.2 million (33 basis points) during 1996 in accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and SFAS No. 122. Net gain on sale of agency-eligible mortgage loans increased to $89.4 million for 1997 versus $79.2 million for 1996. This increase was primarily due to the 14 basis-point increase in acquisition basis allocated to mortgage servicing rights.

     The $10.2 million increase in net gain on sale of agency-eligible mortgage loans resulted in the Company's improved production revenue to pool delivery ratio, which was partially offset by the increase in production expenses to production ratio.

SUBPRIME MORTGAGE OPERATIONS

     Following is an analysis of the direct revenues and expenses allocated to the Company's subprime mortgage production operations.

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------------
  ($ IN THOUSANDS)                                                                1997                   1996
                                                                           --------------------     ----------------
  Net interest income                                                                $   1,268
  Net gain on sale of mortgage loans                                                    14,012
                                                                           --------------------     ----------------
       Total production revenue                                                         15,280
                                                                           --------------------     ----------------
  Salary and employee benefits                                                           7,754
  Occupancy expense                                                                        711
  General and administrative expenses                                                    2,021
                                                                           --------------------     ----------------
       Total production expenses                                                        10,486
                                                                           --------------------     ----------------
        Net pre-tax production margin                                                $   4,794
                                                                           --------------------     ----------------
  Production                                                                         $ 292,817 *
  Whole loan sales and securitizations                                                 284,841

  Total production revenue to whole loan sales and securitizations                     536 bps
  Total production cost to production                                                  358 bps
                                                                           -------------------      ----------------
        Net pre-tax production margin                                                  178 bps
                                                                           ====================     ================

* Excludes $46.8 million of loans purchased from Meritage in the first quarter of 1997.


Summary

     During 1997, the Company produced $292.8 million of subprime loans (and acquired $46.8 million which was produced by Meritage during the first quarter of 1997 prior to its acquisition). The Company sold approximately $117.0 million (41%) of its 1997 production in whole loan transactions and delivered $167.8 million into the secondary markets through securitization transations. Overall, the Company operated during 1997 at a 1.78% pre-tax production margin. At December 31, 1997 the Company had unsold subprime mortgage loans of $52.8 million.

Net Interest Income


($ IN THOUSANDS)                                                                                            Variance
    Average Volume       Average Rate                                         Interest                   Attributable to
-----------------------------------------                               ---------------------          ---------------------
    1997       1996      1997     1996                                     1997      1996    Variance     Rate     Volume
-----------------------------------------                               ----------------------------------------------------
                                          INTEREST INCOME
                                          ---------------
                                          Mortgages Held for Sale and
    $ 19,512             12.37%              Mortgage-Backed
                                          Securities                       $ 2,413            $ 2,413       $ 2,413
-----------------------------------------                               ----------------------------------------------------
                                          INTEREST EXPENSE
                                          ----------------
    $ 16,693              6.86%           Total Interest Expense           $ 1,145            $ 1,145       $ 1,145
-----------------------------------------                               ----------------------------------------------------
                          5.51%           Net Interest Income              $ 1,268            $ 1,268       $ 1,268
                       ==================                               ====================================================


     Net interest income on subprime product was $1.3 million and the interest rate spread was 551 basis points for 1997. This was primarily the result of the larger interest rate spreads possible for subprime product.

Net Gain on Sale and Securitization of Subprime Mortgage Loans

     A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:


($ IN THOUSANDS)                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------
                                                                              1997                    1996
                                                                        -----------------       -----------------
Gross proceeds on securitization of subprime mortgage loans                    $  164,787
Initial acquisition cost of subprime mortgage loans
  securitized, net of fees                                                        171,802
                                                                        -----------------       -----------------
Unadjusted loss on securitization of subprime mortgage loans                       (7,015)
Initial capitalization of residual certificates                                    13,946
                                                                        -----------------       -----------------
Net gain on securitization of subprime mortgage loans                         $     6,931
                                                                        =================       =================

     During 1997, the Company completed its first two securitizations of subprime mortgage loans through its newly formed subsidiary, RBMG Funding Co. This subsidiary was incorporated as a qualified special purpose entity to issue securities and hold residual certificates. The asset-backed transactions were collateralized by a combined $167.8 million of subprime mortgage loans.

     These securitizations were in the form of a sale of loans to a trust. The trust took the form of a multi-class security structure collateralized by residential mortgage loans which receives its monthly principal and interest paydowns from the underlying mortgage loans. As discussed previously, effective January 1, 1997, the Company adopted SFAS No. 125. Under this pronouncement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. As a result, the Company capitalizes the subordinated classes of securities formed upon sale of the loans to the trust. The subordinated classes held by the Company are in the form of residual certificates. The gain on the securitization is determined based on the difference between the carrying value of the mortgage loans and the proceeds received from the securitization combined with the fair value of the residual certificates less the costs of the sale.

     The residual certificates are classified as trading securities (as defined in SFAS No. 115), and changes in the fair value of such certificates are recorded as adjustments to income in the period of change. The Company assesses the fair value of the residual certificates quarterly, based on an independent third party valuation. This valuation is based on the discounted cash flows expected to be available to the holder of the residual certificate. Significant assumptions used for purposes of the December 31, 1997 valuation are set forth below:


Discount Rate                                               13.00%
Prepayment Speeds
  Fixed rate mortgages                    4.8% to 28% constant prepayment rate
  Adjustable rate mortgages               4.8% to 32% constant prepayment rate

Ramp to full prepayment speeds            Ramping period based on Prepayment
                                            Penalty period and Adjustable Rate
                                                Mortgage first reset dates.
Constant default rate                                           3%
Loss severity                                                  25%

     The assumptions above are estimated based on current conditions for similar instruments that are subject to prepayment and credit risks. Other factors evaluated in the determination of fair value include credit and collateral quality of the underlying loans, current economic conditions and various fees and costs (such as prepayment penalties) associated with ownership of the residual certificate. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Difference in the actual prepayment speed and loss experience from the assumptions used, could have a significant effect on the fair value of the residual certificates.

     The Company also sold subprime mortgage loans on a whole loan basis in 1997. Whole loans are generally sold without recourse to third parties with the gain or loss being calculated based on the difference between the carrying value of the loans and the gross proceeds received from the purchaser. No interest in these loans are retained by the Company.

     A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:


($ IN THOUSANDS)                                                                 FOR THE YEAR ENDED DECEMBER
                                                                                              31,
                                                                           -----------------------------------------
                                                                                 1997                    1996
                                                                           -----------------       -----------------
Gross proceeds on whole loan sales of subprime mortgage loans                     $  118,817
Initial acquisition cost of subprime mortgage loans sold, net of
  fees                                                                               117,003
                                                                           -----------------       -----------------
Unadjusted gain on whole loan sales of subprime mortgage loans                         1,814
Residual certificate received from sale                                                5,267
                                                                           -----------------       -----------------
Net gain on wholesale sales of subprime mortgage loans                            $    7,081
                                                                           =================       =================

As part of one whole loan sale the Company accepted legal title to a percentage interest in a residual certificate. This residual certificate was valued by an independent third party and is marked to market on a quarterly basis. Significant assumptions used for purposes of the December 31, 1997 valuation are set forth below:

Discount Rate                                               13.00%
Prepayment Speeds
  Fixed rate mortgages                    4.8% to 28% constant prepayment rate
  Adjustable rate mortgages                  10%      constant prepayment rate

Ramp to full prepayment speeds              Ramping period based on prepayment
                                            penalty period and adjustable rate
                                            mortgage first reset dates.
Constant default rate                                           3%
Loss severity                                                  25%


AGENCY-ELIGIBLE MORTGAGE SERVICING

     Following is a summary of the direct revenues and expenses allocated to the Company's agency-eligible mortgage servicing operations for the years ended December 31, 1997 and 1996:



                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                ---------------------------------
  ($ IN THOUSANDS)                                                 1997                  1996
                                                                ----------             ----------
  Loan servicing fees                                           $   30,869             $   28,763
                                                                ----------             ----------
  Salary and employee benefits                                       3,025                  2,821
  Occupancy expense                                                    318                    178
  Amortization of mortgage servicing rights                         18,315                 14,934
  General and administrative expenses                                7,856                  4,013
                                                                ----------             ----------
        Total loan servicing expenses                               29,514                 21,946
                                                                ----------             ----------
        Net pre-tax servicing margin                                 1,355                  6,817
  Gain on sale of mortgage servicing rights                          7,955                  1,105
                                                                ----------             ----------
        Net pre-tax servicing contribution                      $    9,310             $    7,922
                                                                ==========             ==========

  Average servicing portfolio                                   $7,470,892             $6,509,044
  Servicing sold                                                 9,699,058              9,521,451

  Net pre-tax servicing margin to average servicing portfolio        2 bps                 10 bps
  Gain on sale of servicing to servicing sold                        8 bps                   1 bp


Summary

     The ratio of net pre-tax servicing margin to the average servicing portfolio declined 8 basis points primarily due to relatively larger increases in amortization and general and administrative expenses. The increased amortization expense is attributable to generally higher levels of mortgage servicing rights held-for-sale which are carried at a higher basis than older available-for-sale mortgage servicing rights and thus require a relatively higher periodic amortization charge. The increase in general and administrative expense is primarily due to the provision for foreclosure and repurchased loan losses which increased from $0.8 million for 1996 to $4.6 million for 1997. During 1997, the number of loans which the Company was required to repurchase in connection with it's servicing activities increased, and accordingly, provision charges were also increased.

     Offsetting the above decline was a 7 basis point increase in the ratio of net gain on sale of servicing to servicing sold. During 1997, the Company sold approximately $1.3 billion of its older available-for-sale mortgage servicing rights (as compared to none for 1996) with relatively lower accounting basis. In connection therewith, the Company recognized approximately $3.1 million of gains.

     Overall, the servicing division contributed $9.3 million to 1997 pre-tax net income, a $1.4 million, or 18%, increase over the $7.9 million contribution for 1996.

     Loan servicing fees were $30.9 million for 1997, compared to $28.8 million for 1996, an increase of 7%. This increase is primarily related to an increase in the average aggregate underlying unpaid principal balance of mortgage loans serviced to $7.5 billion during 1997 from $6.5 billion during 1996, an increase of 15%. Similarly, amortization of mortgage servicing rights also increased to $18.3 million during 1997 from $14.9 million during 1996, an increase of 23%. The increase in amortization is primarily attributable to the growth in the average balance of the mortgage loans serviced and the higher basis in the servicing rights. As a result, net servicing margin decreased 9% to $12.6 million during 1997, from $13.8 million during 1996.

     Included in loan servicing fees for 1997 and 1996 are subservicing fees received by the Company of $567 thousand and $960 thousand, respectively. The subservicing fees are associated with temporary subservicing agreements between the Company and purchasers of mortgage servicing rights.

Gain on Sale of Mortgage Servicing Rights

     A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:


($ IN THOUSANDS)                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                            ----------------------------------------
                                                                                 1997                       1996
                                                                            -------------              ------------
Underlying unpaid principal balances of mortgage loans
  on which servicing rights were sold during the period                       $ 9,181,405               $ 9,528,240
                                                                            =============              ============

Gross proceeds from sales of mortgage servicing rights                        $   206,868               $   196,406
Initial acquisition basis, net of amortization and hedge
  results                                                                         160,314                   164,611
                                                                            -------------              ------------
Unadjusted gain on sale of mortgage servicing rights                               46,554                    31,795
Acquisition basis allocated from mortgage loans, net of
    amortization (SFAS No. 122 and SFAS No. 125)                                  (38,599)                  (30,690)
                                                                            -------------              ------------
Gain on sale of mortgage servicing rights                                     $     7,955               $     1,105
                                                                            =============              ============

     During 1997, the Company completed 31 sales of mortgage servicing rights representing $9.2 billion of underlying unpaid principal mortgage loan balances. This compares to 34 sales of mortgage servicing rights representing $9.5 billion of underlying unpaid principal mortgage loan balances in 1996. The unadjusted gain on the sale of mortgage servicing rights was $46.6 million (51 basis points) for 1997, up from $31.8 million (33 basis points) for 1996. The Company reduced this unadjusted gain by $38.6 million in 1997, versus a $30.7 million reduction in 1996, in accordance with SFAS No. 125 and SFAS No. 122. The $6.9 million increase in gain on sale of mortgage servicing rights can be attributed to the increased profit margins on sales of mortgage servicing rights, which is primarily related to higher market prices in 1997 and the sale of a portion of the available-for-sale portfolio.

NON-RECURRING AND SPECIAL CHARGES

     During the third quarter of 1997, the Company recorded a $2.3 million pre-tax charge ($1.4 million after-tax) related to a merger agreement that was terminated and a special pre-tax charge of $7.9 million ($4.8 million after-tax) relating to certain nonrecoverable operating receivables. Since recording the special charge, management has further reviewed and analyzed the components of the special charge with the objective of assessing the affected accounts and determining the time periods in which the variances arose. Approximately $6.1 million of the charge relates to previously accrued interest income and primarily arose during a period beginning in mid-1994 and ending in the second quarter of 1997. Approximately $0.9 million of the charge represents unrecovered servicing advances for interim interest and escrow funds which arose during a period beginning in late 1995 and ending in early 1996. Approximately $0.9 million of the charge relates to loan discount and branch income accruals on retail loan production and arose during a period beginning in mid-1995 and ending in mid-1996.

     During 1995 and 1996, the Company's scale of operations grew dramatically. The rapid growth outpaced increases in the Company's back-office capabilities to timely process activities and research, review, resolve and collect on the types of resultant items which ultimately resulted in the above summarized variances. Given the nature of these items, management is unable to precisely determine the portion of the charge which relates to errors in reported income versus valid receivables which have proven uncollectible. However, management believes that such items, to the extent they would represent errors in reported income of prior periods, are not material to the prior periods to which they relate. Management believes its back-office processing capabilities are currently appropriate and adequate in relation to its current scale of operations.

     During the fourth quarter of 1996, the Company recorded a $5.2 million pre-tax non-recurring charge ($3.2 million after-tax) related to certain contractual employment obligations.

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

     As a consequence of the foregoing, pre-tax net income increased 37%, or $8.3 million, for 1996 as compared to 1995 and after-tax net income increased 38%, or $5.4 million.

     The following sections discuss the components of the Company's results of operations in greater detail.

NET INTEREST INCOME

     The following table analyzes net interest income in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).


                                                                                                                  Variance
   Average Volume        Average Rate                                           Interest                       Attributable to
---------------------  -----------------                                    -----------------               ---------------------
  1996        1995       1996     1995                                        1996     1995     Variance      Rate       Volume
--------    --------   -------   ------                                     -------   -------   --------    --------   ---------
        ($ in thousands)                  INTEREST INCOME                                   ($ in thousands)

                                          Mortgage Loans Held for Sale and
$816,597    $603,735       7.70%   7.86%    Mortgage-Backed Securities      $62,858   $47,477   $ 15,381    $(1,358)   $ 16,739
--------    --------   --------    ----                                     -------   -------   --------    -------    --------

                                          INTEREST EXPENSE

 331,356     250,767       4.52%   5.46%  Warehouse Line                     14,993    13,695      1,298     (3,103)      4,401
 462,058     304,680       5.66%   6.11%  Gestation Line                     26,135    18,621      7,514     (2,104)      9,618
  15,336      49,358       8.19%   7.77%  Servicing Secured Line              1,256     3,835     (2,579)        64      (2,643)
  18,639       4,776       5.89%   6.18%  Servicing Receivable Line           1,098       295        803        (53)        856
   7,842       8,479       8.50%   8.46%  Other Borrowings                      667       717        (50)         4         (54)
                                          Facility Fees and Other Charges     1,807     1,679        128                    128
--------    --------   --------    ----                                     -------   -------   --------    -------    --------

 835,231     618,060       5.50%   6.28%  Total Interest Expense             45,956    38,842      7,114     (5,192)     12,306
--------    --------   --------    ----                                     -------   -------   --------    -------    --------

                           2.20%   1.58%  NET INTEREST INCOME               $16,902   $ 8,635   $  8,267    $ 3,834    $  4,433
========    ========   ========    ====                                     =======   =======   ========    =======    ========




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

Net Gain on Sale of Mortgage Loans

   A reconciliation of gain on sale of mortgage loans for the periods indicated follows:



($ IN THOUSANDS)                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                       1996                1995
                                                                   -------------       -----------
Gross proceeds on sale of mortgage loans                           $  10,307,177       $ 6,275,802
Initial allocated acquisition basis of mortgage loans sold            10,296,282         6,275,415
                                                                   -------------       -----------
Unadjusted gain on sale of mortgage loans                                 10,895               387
Loan origination and correspondent program administrative fees            34,405            15,497
                                                                   -------------       -----------
Unadjusted aggregate margin                                               45,300            15,884
Acquisition basis allocated to mortgage servicing rights                  34,181            18,913
Gains deferred to reduce mortgage servicing rights                                            (922)
Net change in deferred administrative fees                                  (303)              (53)
                                                                   -------------       -----------
Net gain on sale of mortgage loans                                 $      79,178       $    33,822
                                                                   =============       ===========

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

Gain on Sale of Mortgage Servicing Rights

     A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:


($ IN THOUSANDS)                                                               FOR THE YEAR ENDED DECEMBER 31,
                                                                            -------------------------------------
                                                                                 1996                     1995
                                                                            -------------             -----------
Underlying unpaid principal balances of mortgage loans
  on which servicing rights were sold during the period                     $   9,528,240             $ 4,622,018
                                                                            =============             ===========

Gross proceeds from sales of mortgage servicing rights                            196,406                  94,027
Initial allocated acquisition basis, net of amortization                          164,611                  77,484
                                                                            -------------             -----------

Unadjusted gain on sale of mortgage servicing rights                               31,795                  16,543
Acquisition basis allocated from mortgage loans, net of
    amortization                                                                  (30,690)                (12,803)
Previously deferred administrative fees and gain on sale of
    mortgage loans recognized                                                                               3,606
                                                                            -------------             -----------
 Gain on sale of mortgage servicing rights                                  $       1,105             $     7,346
                                                                            =============             ===========


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

NET SERVICING MARGIN

     Loan servicing fees were $28.8 million for 1996, compared to $24.2 million for 1995, an increase of 19%. This increase is primarily related to an increase in the average aggregate underlying unpaid principal balance of mortgage loans serviced, to $8.8 billion during 1996 from $6.4 billion during 1995, an increase of 38%. Similarly, amortization of mortgage servicing rights also increased, to $14.9 million during 1996 from $9.4 million during 1995, an increase of 60%. The increase in amortization is primarily attributable to the growth in the average balance of the mortgage loans serviced and the higher basis in the servicing rights resulting from SFAS No. 122. As a result, net servicing margin decreased 7% to $13.8 million during 1996, from $14.9 million during 1995.

     Included in loan servicing fees for 1996 and 1995 are subservicing fees received by the Company of $960 thousand and $695 thousand, respectively. The subservicing fees are associated with temporary subservicing agreements between the Company and purchasers of mortgage servicing rights.

     The following table summarizes the net servicing margin for both 1996 and 1995:



($ IN THOUSANDS)                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------
                                                                            1996                   1995
                                                                        -----------             ----------
Loan servicing fees                                                     $    28,763             $   24,205
Amortization of mortgage servicing rights                                    14,934                  9,352
                                                                        -----------             ----------
Net servicing margin                                                    $    13,829             $   14,853
                                                                        ===========             ==========
Average underlying unpaid principal
  balance of mortgage loans serviced                                    $ 8,814,560             $6,397,186


OTHER INCOME

     Other income decreased during 1996 compared to 1995, primarily due to the prospective recharacterization of certain loan-related gain and loss amounts in connection with the implementation of SFAS No. 122.

EXPENSES

     The $36.1 million increase in operating expenses (excluding amortization of mortgage servicing rights and taxes) was centered in salary and employee benefits, which increased $24.4 million, or 78%. Approximately $5.2 million of the increase in operating expenses, partially offset by a $2.0 million decrease in income taxes, is attributable to recognition of a non-recurring charge related to certain contractual employment obligations. The Company increased its employee headcount by 147, from 880 at December 31, 1995, to 1,027 at December 31, 1996. The increased employee headcount and associated increase in salary and employee benefit costs were necessitated by the Company's increased loan production and increased servicing volume for 1996 as compared to 1995, which were up 40% and 38%, respectively. Employee headcount attributable to expansion of the wholesale and retail divisions accounted for 79 of the total 147 increase and for $13.2 million of the total $36.1 million increase in operating expenses (excluding amortization of mortgage servicing rights and taxes).

INCOME TAX EXPENSE

     Income tax expense includes both federal and state income taxes. The effective tax rates for 1996 and 1995 were 35.8% and 36.2%, respectively. Income tax expense increased by 35%, to $10.9 million for 1996 from $8.1 million for 1995, due to the above-described factors that resulted in a 37%, or $8.3, million increase in income before taxes, which was partially offset by the Company utilizing certain primarily non-recurring state tax credits of $1.7 million.

FINANCIAL CONDITION

         During 1997, the Company experienced an 8% increase in the volume of mortgage loans originated and acquired compared to 1996. Mortgage loan production increased to $10.8 billion during 1997 from $10.0 billion during 1996. The December 31, 1997, locked mortgage application pipeline (mortgage loans not yet closed but for which the interest rate has been locked) was approximately $1.0 billion and the application pipeline (mortgage loans for which the interest rate has not yet been locked) was approximately $0.5 billion. The Company continued expansion of the wholesale network during 1997, with the addition of branches in Nevada and Utah. This increased the number of wholesale branches in operation at December 31, 1997, to 15. In addition to the 15 wholesale branches, each of the Company's six retail branches is eligible to do business in the wholesale market. At December 31, 1997, there were approximately 3,291 wholesale brokers approved to do business with the wholesale division as compared to approximately 2,322 at December 31, 1996. Of the 3,291 approved brokers, 245 are approved to do business with the retail branches. In addition at December 31, 1997, the subprime division served 661 brokers.

         Residential mortgage loans held for sale and mortgage-backed securities totaled $1.2 billion at December 31, 1997, versus $802.3 million at December 31, 1996, an increase of 47%. The Company's servicing portfolio (exclusive of loans under subservicing agreements) increased to $7.1 billion at December 31, 1997, from $6.7 billion at December 31, 1996, an increase of 7%.

         Short-term borrowings, which are the Company's primary source of funds, totaled $1.2 billion at December 31, 1997, compared to $805.7 million at December 31, 1996, an increase of 52%. The increase in the balance outstanding at December 31, 1997, resulted from increased funding requirements related to the increase in the balance of mortgage loans held for sale and mortgage-backed securities. At December 31, 1997, there were $6.5 million in long-term borrowings, compared to none at December 31, 1996.

         Other liabilities totaled $86.6 million as of December 31, 1997, compared to the December 31, 1996, balance of $54.0 million, an increase of $32.6 million, or 60%. The increase in other liabilities resulted primarily from an increase in the volume of loans acquired through certain correspondent funding programs of the Company.

         The Company continues to face the same challenges as other companies within the mortgage banking industry and as such is not immune from significant volume declines precipitated by a rise in interest rates or other factors beyond the Company's control. Management of the Company recognizes these challenges and continues to manage the Company accordingly.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. The Company has entered into a 364-day, $670 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1998. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $130 million, plus net income subsequent to July 31, 1996, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities to net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) its eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans and
(iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4 billion. The provisions of the agreement also restrict the Company's ability (i) to pay dividends in any fiscal quarter which exceed 50% of the Company's net income for the quarter or (ii) to engage significantly in any type of business unrelated to the mortgage banking business and the servicing of mortgage loans.

         Additionally, the Company entered into a $200 million, 364-day term revolving credit facility with a syndicate of unaffiliated banks. An $80 million portion of the revolver facility converts on July 29, 1998, into a four-year term loan. The facility is secured by the Company's servicing portfolio designated as "available-for-sale". A $70 million portion of the revolver facility matures on July 29, 1998, and is secured by the Company's servicing portfolio designated as "held-for-sale". A $50 million portion of the revolver facility matures on July 29, 1998, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit.

         The Company has also entered into a $200 million, 364-day term subprime revolving credit facility, which expires in July 1998. The facility includes covenants identical to those as described above with respect to the warehouse line of credit.

         The Company was in compliance with the above-mentioned debt covenants at December 31, 1997. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

         The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1.2 billion.

         The Company entered into a $6.6 million note agreement in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those described above.

         RBC has a 364-day $50 million revolving credit facility to provide interim financing for its leasing portfolio. The warehouse credit agreement matures on June 30, 1998 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by RBC which restrict RBC's ability to incur debt, encumber assets, other than as collateral for the facility, sell assets, merge, declare or pay any dividends or change its corporate by-laws or certificate of incorporation.

         On December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of the Company's common stock for all of the outstanding stock of RBC. Therefore, on a consolidated basis, RBC no longer has an ownership interest in the Company. As a result of the Company's acquisition of RBC, the Company acquired approximately $6.5 million in cash, $2.7 million in receivables, $51.5 million in lease receivables, $1.2 million in premises and equipment, $7.3 million in mortgage servicing rights and $4.1 million in other assets and recorded $5.9 million in goodwill and other identifiable intangible assets.

         The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company is addressing this risk to the availability and integrity of financial systems and the reliability of operational systems. For reasons independent from the Year 2000 issue, the Company had already undertaken an initiative to replace significant portions of our enterprise wide mortgage systems. The new systems are Year 2000 compliant. This effort encompasses the major systems that perform our mission critical functions. Several components have been installed and we are currently targeted to complete these installations by December 31, 1998. The Company does not believe that Year 2000 issues will have a material impact on its corespondent and broker relationships. The Company is also communicating with suppliers, dealers, financial institutions and others with which it does business to coordinate Year 2000 conversion. The Company does not foresee a material impact to the Company surrounding the Year 2000 compliance with such suppliers, dealers, financial institutions and others. Direct costs associated exclusively with achieving Year 2000 compliance is not expected to be material to the Company and will be incurred through 1999.

New Accounting Standards

         In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which requires that changes in the amounts of comprehensive income items, currently reported as separate components of equity, be shown in a financial statement, displayed as prominently as other financial statements. The most common components of other comprehensive income include foreign currency translation adjustments, minimum pension liability adjustments and/or unrealized gains and losses on available-for-sale securities. SFAS No. 130 does not require a specific format for the new statement, but does require that an amount representing total comprehensive income be reported. SFAS No. 130 is required to be adopted for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS No. 130 in 1998 and the effect of the adoption of this SFAS is not expected to be material to the Company.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes new standards for business segment reporting. Requirements of SFAS No. 131 include reporting of
(a) financial and descriptive information about reportable operating segments,
(b) a measure of segment profit or loss, certain specific revenue and expense items and segment assets with reconciliations of such amounts to the Company's financial statements and (c) information regarding revenues derived from the Company's products and services, information about major customers and information related to geographic areas. SFAS No 131 is effective for fiscal years beginning after December 15, 1997 and thus will be adopted by the Company in 1998. The effect of the adoption of this SFAS is not expected to be material to the Company.

         In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" which revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company in 1998. The effects of adoption are not expected to be material to the Company.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED BALANCE SHEET
($ in thousands, except share information)

--------------------------------------------------------------------------------------------------------------------
                                                                                                DECEMBER 31,
                                                                                           1997              1996
--------------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                                   $    13,546       $     2,492
Receivables                                                                                 87,702            60,668
Trading securities:
  Mortgage-backed securities                                                               334,598           123,447
  Residual interests in subprime securitizations                                            19,684
Mortgage loans held for sale                                                               844,590           678,888
Lease receivables                                                                           51,494
Mortgage servicing rights, net                                                             127,326           109,815
Premises and equipment, net                                                                 27,723            21,135
Accrued interest receivable                                                                  4,372             4,491
Goodwill and other intangibles                                                              15,519
Other assets                                                                                30,375            27,458
                                                                                       -----------       -----------
             Total assets                                                              $ 1,556,929       $ 1,028,394
                                                                                       ===========       ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
   Short-term borrowings                                                               $ 1,224,489       $   805,730
   Long-term borrowings                                                                      6,461
   Accrued expenses                                                                         24,262            11,386
   Other liabilities                                                                        86,578            53,977
                                                                                       -----------       -----------
             Total liabilities                                                           1,341,790           871,093
                                                                                       -----------       -----------


Stockholders' equity
   Preferred stock - par value $.01 - 5,000,000 shares authorized; no shares issued or outstanding
   Common stock - par value $.01 - 50,000,000 shares authorized;
      31,120,383 and 19,285,020 shares issued and outstanding at
      December 31, 1997 and 1996, respectively                                                 311               193
   Additional paid-in capital                                                              299,516           149,653
   Retained earnings                                                                        17,763            12,007
   Common stock held by subsidiary at cost- 7,767,099 shares at December 31, 1997          (98,953)
   Unearned shares of employee stock ownership plan                                         (3,498)           (4,552)
                                                                                       -----------       -----------
             Total stockholders' equity                                                    215,139           157,301
                                                                                       -----------       -----------
   Commitments and contingencies (Notes 9 and 14)
                                                                                       -----------       -----------
             Total liabilities and stockholders' equity                                $ 1,556,929       $ 1,028,394
                                                                                       ===========       ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME
($ in thousands, except share information)

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                              1997               1996               1995
------------------------------------------------------------------------------------------------------------
REVENUES
Interest income                                           $     72,302       $     62,858       $     47,477
Interest expense                                               (54,658)           (45,956)           (38,842)
------------------------------------------------------------------------------------------------------------
Net interest income                                             17,644             16,902              8,635
Net gain on sale of mortgage loans                             103,370             79,178             33,822
Gain on sale of mortgage servicing rights                        7,955              1,105              7,346
Loan servicing fees                                             30,869             28,763             24,205
Other income                                                     1,180                669              2,689
------------------------------------------------------------------------------------------------------------
     Total revenues                                            161,018            126,617             76,697
------------------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits                                    62,235             55,578             31,199
Occupancy expense                                                7,458              5,640              3,066
Amortization of mortgage servicing rights                       18,315             14,934              9,352
General and administrative expenses                             37,923             19,917             10,788
------------------------------------------------------------------------------------------------------------
     Total expenses                                            125,931             96,069             54,405
------------------------------------------------------------------------------------------------------------

Income before income taxes                                      35,087             30,548             22,292
Income tax expense                                             (13,289)           (10,925)            (8,073)
------------------------------------------------------------------------------------------------------------
     Net income                                           $     21,798       $     19,623       $     14,219
------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding - Basic          20,396,428         19,158,658         16,181,588

Net income per common share - Basic                       $       1.07       $       1.02       $       0.88

Weighted average common shares outstanding - Diluted        20,800,828         19,525,867         16,479,797

Net income per common share - Diluted                     $       1.05       $       1.00       $       0.86




              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ in thousands, except share information)


                                                                   ADDITIONAL                UNEARNED     COMMON          TOTAL
                                                COMMON STOCK         PAID-IN     RETAINED      ESOP    STOCK HELD BY  STOCKHOLDERS'
                                             SHARES      AMOUNT      CAPITAL     EARNINGS     SHARES     SUBSIDIARY      EQUITY
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1994                 11,944,304    $  119    $   60,157   $   20,338                              $ 80,614

Issuance of restricted stock                   43,402         *           406                                                406

Retroactive adjustments for
  5% stock dividends declared
  on March 25, 1995 and
  August 3, 1995 and for 7%
  stock dividend declared on
  June 5, 1995                              2,550,258        27        23,805      (23,832)

Loans to Employee Stock Ownership Plan                                                        $(2,000)                    (2,000)

Shares issued under Dividend
   Reinvestment and Stock Purchase Plan        12,498         *           165                                                165

Net income                                                                          14,219                                14,219
                                           -------------------------------------------------------------------------------------

Balance, December 31, 1995                 14,550,462       146        84,533       10,725     (2,000)                    93,404

Issuance of restricted stock                   16,410         *           256                                                256

Net proceeds of public offering             3,426,552        34        47,417                                             47,451

Retroactive adjustment for 7% stock
  dividend declared on August 12, 1996      1,261,332        13        17,115      (17,128)

Cash dividends                                                                      (1,119)                               (1,119)

Shares issued or purchased under
  Dividend Reinvestment and Stock
  Purchase Plan and Stock Investment Plan      30,264         *           180          (94)                                   86

Loans to Employee Stock Ownership Plan                                                         (3,000)                    (3,000)

Shares committed to be released under
   Employee Stock Ownership Plan                                          152                     448                        600

Net income                                                                          19,623                                19,623
                                           -------------------------------------------------------------------------------------

Balance, December 31, 1996                 19,285,020       193       149,653       12,007     (4,552)                   157,301

Issuance of restricted stock                   23,528         *           328                                                328

Cash dividends                                                                      (2,536)                               (2,536)

Acquistion of Meritage Mortgage
  Corporation                                 808,548         8         8,692                                              8,700

Acquisition of Resource Bancshares
  Corporation                               9,894,889        99       125,962                             $(98,953)       27,108

Exercise of stock options                      62,000         1           629                                                630

Shares committed to be released under
   Employee Stock Ownership Plan                                          426                   1,054                      1,480

Shares issued or purchased under
  Dividend Reinvestment and Stock
  Purchase Plan and Stock Investment Plan      37,163         *           428          (98)                                  330

Retroactive adjustment for the 5% stock
  dividend declared on October 31, 1997     1,009,235        10        13,398      (13,408)

Net income                                                                          21,798                                21,798
                                           -------------------------------------------------------------------------------------

Balance, December 31, 1997                 31,120,383    $  311    $  299,516   $   17,763    $(3,498)    $(98,953)     $215,139
                                           ====================    ==========   ==========    =======     ========      ========

*Amount less than $1


              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

--------------------------------------------------------------------------------------------------------------------------
                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                            1997               1996               1995
--------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                              $     21,798       $     19,623       $     14,219
Adjustments to reconcile net income to cash
    (used in) provided by operating activities:
  Depreciation and amortization                                               21,859             17,566             10,991
  Deferred income tax expense (benefit)                                        3,862             (2,463)            11,046
  Employee Stock Ownership Plan compensation                                   1,480                600
  Provision for estimated foreclosure losses and repurchased loans             4,615                817                168
  Increase in receivables                                                    (24,303)            (2,775)           (26,999)
  Acquisition of mortgage loans                                          (10,777,294)        (9,995,725)        (7,135,774)
  Proceeds from sales of mortgage loans
    and mortgage-backed securities                                        10,503,811         10,307,177          6,275,802
  Acquisition of mortgage servicing rights                                  (230,503)          (220,335)          (129,641)
  Sales of mortgage servicing rights                                         206,868            196,406             94,027
  Net gain on sales of mortgage loans and servicing rights                  (111,325)           (80,283)           (41,168)
  Decrease (increase) in accrued interest on loans                               341              4,973             (8,787)
  Increase in other assets                                                      (764)           (16,897)           (23,281)
  Increase in residual certificates                                          (19,684)
  Increase in accrued expenses and other liabilities                          17,179              1,220             23,647
--------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                         (382,060)           229,904           (935,750)
--------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash assets acquired from Resource Bancshares Corporation                      6,535
Acquisition of Meritage Mortgage Corporation                                  (1,750)
Purchases of furniture, fixtures and equipment                                (8,613)            (7,453)            (5,510)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (3,828)            (7,453)            (5,510)
--------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                  28,328,222         31,468,370         23,478,835
Repayment of borrowings                                                  (27,929,479)       (31,733,727)       (22,533,020)
Debt issuance costs                                                             (553)              (437)            (1,197)
Issuance of restricted stock                                                     328                256                406
Activity under Employee Stock Ownership Plan                                                     (3,000)            (2,000)
Shares issued under Dividend Reinvestment and Stock Purchase Plan                330                 86                165
Cash dividends                                                                (2,536)            (1,119)
Exercise of stock options                                                        630
Net proceeds from public offering                                                                47,451
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                          396,942           (222,120)           943,189
--------------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                          11,054                331              1,929
Cash, beginning of year                                                        2,492              2,161                232
--------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                       $     13,546       $      2,492       $      2,161
==========================================================================================================================

SUPPLEMENTAL ACTIVITIES
Interest paid                                                           $     55,762       $     46,860       $     36,264
Taxes paid                                                                    10,253             11,245              3,710
Non-cash activity acquisition of Resource Bancshares Corporation              20,573
Non-cash activity acquisition of Meritage Mortgage Corporation                 8,700


              The accompanying notes are an integral part of these
                       consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($IN THOUSANDS, EXCEPT SHARE INFORMATION)

Note 1 - The Company:

         Resource Bancshares Mortgage Group, Inc. (the Company), was organized to acquire and operate the residential mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the residential mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. As a result, RBC retained a significant ownership interest in the Company. On December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of the Company's common stock for all of the outstanding stock of RBC. Therefore, on a consolidated basis, RBC no longer has an ownership interest in the Company.

         The Company is a diversified financial services company engaged primarily in the business of mortgage banking, through the origination and purchase (through a nationwide network of correspondents, brokers and retail offices), sale and servicing of agency-eligible and subprime residential, single-family, first-mortgage loans and the purchase and sale of servicing rights associated with such loans. In addition, the Company originates, sells and services small ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.

Note 2 - Summary of Significant Accounting Policies:

         The accounting and reporting policies of the Company reflect industry practices and conform in all material respects with generally accepted accounting principles. Certain amounts from prior years have been reclassified to conform to current period presentation.

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The pro-forma impact of the RBC acquisition is discussed elsewhere in the notes to these consolidated financial statements.

Significant Estimates

         In preparing the financial statements, management is required to make estimates based on available information that can affect the reported amounts of assets, liabilities and disclosures as of the balance sheet date and revenues and expenses for the related periods. Such estimates relate principally to the Company's allowance for foreclosure losses and repurchased loans, its allowance for lease losses and fair value of residual certificates. Additionally, estimates concerning the fair values of mortgage loans held for sale, lease receivables, servicing rights, servicing hedges and the Company's other hedging instruments are all relevant to ensuring that leases and mortgage loans are carried at the lower of cost or market, and that potential impairments of servicing rights are recognized as and if required. Because of the inherent uncertainties associated with any estimation process and due to possible future changes in market and economic conditions that will affect fair values, it is possible that actual future results in realization of the underlying assets and liabilities could differ significantly from the amounts reflected as of the balance sheet date.

Investment Securities

         Investments in debt securities are classified in three categories: held-to-maturity securities (reported at amortized cost); trading securities (reported at fair value, with unrealized gains or losses included in earnings); and available-for-sale securities (reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity). Substantially all of the Company's investments are in the form of mortgage-backed securities that are held for sale in conjunction with the Company's mortgage banking activities. Such securities are classified as trading securities as defined by Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for certain investments in Debt and Equity Securities". The cost of securities sold is based on the specific identification method.

Mortgage Loans Held for Sale

         Mortgage loans held for sale are stated at the lower of aggregate cost or market.

Mortgage Servicing Rights

         Prior to April 1, 1995, and in conjunction with the acquisition of mortgage loans, the Company capitalized as mortgage servicing rights the portion of the purchase price that represented the premium paid for the right to service the mortgage loans. The amount capitalized was subsequently reduced if the mortgage loans were sold at a gain. Effective April 1, 1995 the Company adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights - An Amendment of FASB Statement No. 65." The Company subsequently adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which supersedes SFAS No. 122 effective January 1, 1997. The provisions of SFAS No. 125 did not materially alter the Company's accounting for mortgage servicing rights. Accordingly, effective April 1, 1995, and as required by SFAS No. 122, the Company now allocates the total cost of a whole mortgage loan to the mortgage servicing rights and the loan (without servicing rights) based on relative fair values. The amount capitalized is no longer required to be reduced if the mortgage loan is sold at a gain. The market value of servicing rights acquired in bulk transactions, rather than as a by-product of the Company's loan production activities, is initially capitalized at the lower of cost or the estimated present value of future expected net servicing income. Amounts capitalized as mortgage servicing rights are amortized over the period of, and in proportion to, estimated future net servicing income. The Company periodically assesses its capitalized mortgage servicing rights for impairment (on a stratified basis) based on the estimated market values of those rights. Impairments are recognized as a valuation allowance for each impaired stratum. Market value is estimated by reference to a third-party analysis that values such rights in consideration of current forward committed delivery prices, prevailing interest, prepayment and default rates, and other relevant factors as appropriate or allocable to each valuation stratum.

Residual Certificates in Subprime Securitizations

         The Company obtained three residual certificates during the third and fourth quarters of 1997 as a result of subprime loan sales. The residual certificates are classified as trading securities (as defined in SFAS No. 115), and changes in it's fair value are recorded as adjustments to income in the period of change. The Company assesses the fair value of the residual certificates quarterly, based on an independent third party valuation. This valuation is based on the discounted cash flows expected to be available to the holder of the residual certificate. Significant assumptions used in this valuation include the discount rate, prepayment speed, and credit loss estimates. Each of these factors can be significantly affected by changes in the interest rate environment and expose the Company to prepayment, basis and rate risks. Other factors evaluated in the determination of fair value include, but are not necessarily limited to, the credit and collateral quality of the underlying loans, current economic conditions and various fees and costs (such as prepayment penalties) associated with ownership of the residual certificate. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience from the assumptions used, could have an adverse effect on the fair value of the residual certificates.

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

Sales of Mortgage Loans and Mortgage Servicing Rights

         Gains or losses on sales of agency-eligible and whole loan sales of subprime mortgage loans are determined at settlement date and are measured by the difference between the net proceeds and the carrying amount of the underlying mortgage loans. Prior to implementation of SFAS No. 122, gains not in excess of the amortized basis of mortgage servicing rights capitalized in conjunction with the acquisition of the loans were applied as a reduction of mortgage servicing rights and gains in excess of the amortized basis in mortgage servicing rights and losses on the sales of mortgage loans were recognized at settlement date. Effective with the implementation of SFAS No. 122, gains on sales of mortgage loans are no longer required to be deferred as a reduction of basis in mortgage servicing rights, and gains and losses on sales of mortgage servicing rights are recognized at the sale date, which is the date the sales contract is closed and substantially all risks and rewards of ownership pass to the buyer.

         During 1997, the Company completed its first two securitizations of subprime mortgage loans. These securitizations were in the form of a sale of loans to a trust. The trust took the form of a multi-class security structure collateralized by residential mortgage loans which receives its monthly principal and interest paydowns from the underlying mortgage loans. As discussed above, effective January 1, 1997, the Company adopted SFAS No. 125. Under this pronouncement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. As a result, the Company capitalizes the subordinated classes of securities formed upon sale of the loans to the trust. The subordinated classes held by the Company are in the form of residual certificates. The gain on the securitization is determined based on the difference between the (i) carrying value of the mortgage loans and (ii) the proceeds received from the securitization and the fair value of the residual certificates less the costs of the sale.

Lease Receivables

         Receivables consist of direct financing leases which are carried at the aggregate of lease payments and estimated residuals less unearned discount and unamortized origination costs, except for leases held for sale which are carried at the lower of aggregate cost or market value. Interest income is recognized monthly based on the net lease outstanding balance. Residuals are recognized monthly based on the estimated end-of-lease residuals and are included as an adjustment to interest income. Lease receivables are charged-off at the earlier of the date they are deemed uncollectible or when they become 120 days past due. Certain direct costs to originate lease receivables are deferred and recognized as an adjustment to interest income over the estimated life of the lease. The allowance for lease losses is established through a provision charged to operations. The allowance is reviewed and adjusted as needed based upon management's evaluation of factors affecting the lease receivable portfolios such as economic conditions, growth and composition of the portfolio, historical loss experience and analysis of the collectibility of specific lease receivables. The allowance is established at an amount that management believes will be adequate to absorb probable losses on outstanding leases that may become uncollectible. At December 31, 1997, the allowance for lease losses was $1,866.

Premises and Equipment

         Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

         Goodwill arising from the acquisitions of RBC and Meritage is being amortized over 20 years using the straight-line method.

Estimated Foreclosure Losses

         As a servicer of mortgage loans, the Company will incur certain losses in the event it becomes necessary to carry out foreclosure actions on loans serviced. Generally, such losses relate to FHA or VA loans, which are insured or guaranteed on a limited basis. Substantially all other serviced loans are fully guaranteed against such losses by the securitizing government agency. The allowance for estimated losses on foreclosure, which is part of the mortgage servicing rights basis, is determined based on delinquency trends and management's evaluation of the probability that foreclosure actions will be necessary. The allowance for estimated losses on foreclosure was $1,380 and $1,550 at December 31, 1997 and 1996, respectively.

Income Taxes

         The Company records taxes under an asset and liability approach, recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Current taxes payable of $9,427 and $13,388 for the years ended December 31, 1997 and 1996, are included in other liabilities.

Stock Based Compensation

         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for transactions entered into in fiscal years beginning after December 15, 1995. SFAS No. 123 defines a fair-value-based method of accounting for stock-based compensation. The statement allows measurement of compensation cost generally in conformity with past practice under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," provided pro forma disclosure is made concerning net income as if the fair value approach had been applied. The Company adopted the disclosure approach permitted by SFAS No. 123 effective January 1, 1996, and, as also permitted, continues to apply the compensatory measurement principles of APB No. 25.

Statement of Cash Flows

         The Company has adopted the indirect method of reporting cash flows.

New Accounting Standards

         In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share", which establishes standards for computing and presenting earnings per share (EPS) by replacing the presentation of primary EPS with a presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of the numerator and the denominator of the basic and diluted EPS calculation. The Company has prospectively adopted SFAS No. 128 as of December 31, 1997 and has restated EPS for all periods presented.

Note 3 - Acquisition of Resource Bancshares Corporation:

         Effective December 31, 1997, the Company acquired Resource bancshares Corporation (RBC) in a transaction in which it exchanged approximately 9,894,889 shares of Company common stock for all the outstanding stock of RBC. RBC, through it's Republic Leasing Company, division (Republic Leasing) and its subsidiary, Laureate Realty Services, Inc. (Laureate Realty), have engaged primarily in commercial small ticket equipment lease financing and servicing and commercial mortgage banking. Substantially all of Republic Leasing's lease receivables are acquired from independent brokers who operate throughout the continental United States. Laureate Realty originates commercial mortgage loans for various insurance companies and other investors, primarily in Alabama, Florida, Indiana, North Carolina, South Carolina, Tennessee and Virginia. Commercial mortgage loans are generally originated in the name of the investor and, in most instances, Laureate Realty retains the right to service the loans under a servicing agreement. Because RBC was acquired as of the close of business on December 31,

1997 and is being accounted for under the purchase method of accounting, there is no income statement activity for RBC included in the Company's consolidated financial statements. The estimated total purchase price for the RBC merger has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimate of their respective fair values with the excess of estimated cost over the fair value of the net assets acquired allocated to goodwill and other intangible assets. The estimated allocations of the purchase price are expected to be revised as additional information concerning asset and liability valuation is obtained; however, the Company does not believe that the final purchase price allocation will differ significantly from the information presented herein. Goodwill and other intangible assets are being amortized over a 20-year period using the straight line method. In connection with the acquisition, the following is a schedule of the allocation of the purchase price:

Estimated fair value of shares of
  Company common stock                                                $ 126,061
  Acquisition costs                                                       1,317
Less: common stock held by RBC                                          (98,953)
                                                                      ---------
                                                                         28,425
Fair value of net assets acquired:
  Cash acquired                                                           6,535
Noncash assets acquired:
  Receivables                                                             2,731
  Lease receivables                                                      51,494
  Mortgage servicing rights                                               7,337
  Premises and equipment                                                  1,250
  Other assets                                                            4,129
  Liabilities assumed                                                   (50,913)
                                                                      ---------
Fair value of net assets acquired                                        22,563
                                                                      ---------
Goodwill and other intangibles                                        $   5,862
                                                                      =========

         The following unaudited pro forma combined results of operations have been prepared as if RBC had been acquired as of the beginning of 1997 and 1996:

                                                       1997               1996
                                                     --------           --------
Revenues                                             $179,733           $145,193
Net income                                             18,913             17,489
Net income per common share - basic                      0.93               0.91
Net income per common share - diluted                    0.91               0.90

         In management's opinion, the unaudited pro forma combined results are not necessarily indicative of the actual results that would have occurred if the acquisition had been completed as of the beginning of each year presented, nor are they necessarily indicative of future consolidated results under the ownership and management of the Company.

Note 4 - Acquisition of  Meritage Mortgage Corporation:

         On April 1, 1997, the Company acquired Meritage Mortgage Corporation (Meritage) in a transaction in which approximately $1.75 million of cash and 537,846 (564,738 after consideration of the Stock Dividends as defined in Note
11) shares of the Company's common stock were exchanged for all the outstanding stock of Meritage. In addition, 406,053 (426,355 after consideration of the Stock Dividends) shares of the Company's common stock were issued and placed in escrow to be released contingent upon Meritage achieving specified increasingly higher levels of subprime mortgage production during the 31 months following the completion of the merger. During the last six months of 1997, 270,702 (284,237 shares after consideration of the Stock Dividends) shares of contingent stock were released. Shares released under the terms of this contingent arrangement will be accounted for as an addition to goodwill. Meritage is a wholesale originator of subprime mortgages headquartered in Portland, Oregon with offices in California, Washington and Colorado. The transaction including contingent payments was accounted for under the purchase method of accounting. As such the results of operations for Meritage are included in the Company's financial results beginning April 1, 1997. Pro forma net income for periods prior to April 1, 1997 are not material for disclosure purposes. The estimated total purchase price for the Meritage acquisition has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimate of their respective fair values with the excess of estimated cost over the fair value of the net assets acquired allocated to goodwill and other intangible assets. The estimated allocations of the purchase price are expected to be revised as additional contingent shares are released and goodwill is increased by the fair market value of these released shares. Goodwill and other intangible assets are being amortized over a 20 year period using the straight line method. Amortization expense for the year ended December 31, 1997 was $287. In connection with the acquisition, the following is a schedule of the allocation of the purchase price:

                                               AT
                                           ACQUISITION    RELEASE OF     THROUGH
                                           ON APRIL 1,    CONTINGENT   DECEMBER 31,
                                               1997         SHARES         1997
                                           -----------    ----------   ------------
Cash paid                                    $ 1,750                     $ 1,750
Estimated fair value of shares of
  Company common stock                         4,748       $ 3,983         8,731
Deferred acquisition costs                       463                         463
                                             -------       -------       -------
Total purchase price                           6,961         3,983        10,944
Fair value of net assets acquired              1,000                       1,000
                                             -------       -------       -------

Goodwill and other intangibles               $ 5,961       $ 3,983       $ 9,944
                                             =======       =======       =======


Note 5 - Receivables:

         Receivables consist primarily of amounts due to the Company related to sales of mortgage servicing rights and advances of delinquent principal, interest, tax and insurance payments related to loans serviced. Management does not anticipate losses on realization of the receivables. Receivables consist of the following at:

                                                                               DECEMBER 31,
                                                                        -------------------------
                                                                          1997              1996
                                                                        -------           -------
                  Mortgage servicing rights sales, net of reserves      $59,111           $33,609
                  Servicing advances                                     13,007            14,752
                  Other                                                  15,584            12,307
                                                                        -------           -------
                                                                        $87,702           $60,668
                                                                        =======           =======

Note 6 - Lease Receivables:

         Lease receivables at December 31, 1997 are summarized as follows:

                  Lease receivables held for sale                       $ 66,244
                  Less-Unearned discount                                 (12,884)
                  Less-Allowance for lease losses                         (1,866)
                                                                        --------
                                                                        $ 51,494
                                                                        ========

         The components of the Company's investment in lease receivables at December 31, 1997 are summarized as follows:

                  Minimum lease payments due from lessees
                   and estimated residuals                              $ 63,382
                  Initial direct costs, net                                2,862
                                                                        --------
                                                                        $ 66,244
                                                                        ========

         At December 31, 1997, the maturities of minimum lease receivables are as follows:

                  1998                                                  $ 22,733
                  1999                                                    16,513
                  2000                                                    11,861
                  2001                                                     7,880
                  2002                                                     4,353
                  2003 and thereafter                                         42
                                                                        --------
                                                                        $ 63,382
                                                                        ========

         Leases represent unconditional obligations of the lessees to pay all scheduled payments and require the lessees to assume all responsibility with respect to the equipment, including the obligation to pay all costs relating to its operation, maintenance, repair, sales and property taxes and insurance. At December 31, 1997, the average lease size was approximately $19 and there were only four leases with a current lease receivable in excess of $250.

         At December 31, 1997, approximately 19% and 10% of the Company's net lease receivables were located in the states of California and Florida, respectively. At December 31, 1997, approximately 18% and 11% of the Company's net lease receivables were collateralized by computer equipment and titled equipment, respectively. Otherwise, there are no geographic, equipment type or lessee industry concentrations greater than 10%.

         The Company's leases are collateralized by the equipment subject to the leases. In most instances, the Company requires a security deposit equal to one monthly payment and personal guarantees. In addition, where considered necessary other credit enhancements are obtained. At December 31, 1997, the Company held security deposits and sales and property taxes for the benefit of lessees of $2,773.

Note 7 - Fair Value and Impairments of Mortgage Servicing Rights:

         For purposes of evaluating its residential mortgage servicing portfolio for impairment, the Company disaggregates its portfolio into two primary segments: available-for-sale and held-for-sale.

         The segment of the portfolio designated as available-for-sale is comprised of servicing rights that were purchased in bulk transactions or that were retained out of production pursuant to individual portfolio retention decisions. The available-for-sale portfolio is disaggregated for purposes of measuring potential impairments according to each individual bulk purchase or portfolio retention decision, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. With respect to each such risk tranche, the fair value thereof, which is based upon a third-party analysis that considers current forward committed delivery prices, prevailing interest, prepayment and default rates and other relevant factors, together with the fair value of hedges allocated thereto (which is based upon broker quotes) is compared to amortized carrying values of the mortgage servicing rights for purposes of measuring potential impairment. The Company uses CMT floors to protect itself against interest and prepayment risk on its available-for-sale portfolio. At December 31, 1997, the underlying unpaid principal balance of the available-for-sale portfolio totaled $4,196,825, its fair value was estimated as $73,238, the fair value of hedges allocated thereto was estimated as $11,801, and the carrying value of the portfolio was $72,130, which is net of accumulated amortization of $23,097. At December 31, 1996, the underlying unpaid principal balance of the available-for-sale portfolio totaled $4,842,253, its fair value was estimated as $91,508, the fair value of hedges allocated thereto was estimated as $5,056, and the carrying value of the portfolio was $76,136, which is net of accumulated amortization of $18,198. No impairment provisions were required for 1997 or for 1996 with respect to this segment of the portfolio.

         The segment of the portfolio designated as held-for-sale is comprised of recently produced servicing rights that are scheduled for sale and have been allocated to specific forward servicing sales contracts. The held-for-sale portfolio is disaggregated for purposes of measuring possible impairments according to the specific forward sales contracts to which allocated, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. For each such risk tranche, the fair value thereof, which is based upon the allocated forward committed delivery price, is compared to amortized carrying value for purposes of measuring potential impairment. At December 31, 1997, the underlying unpaid principal balance of the held-for-sale portfolio totaled $2,928,397. Its fair value, approximated its carrying value, which was $55,196, net of accumulated amortization of $885. At December 31, 1996, the underlying unpaid principal balance of the held-for-sale portfolio totaled $1,828,014, its fair value was estimated as $37,109, and its carrying value was $36,057, which is net of accumulated amortization of $683. No impairment provisions were required for 1997 or for 1996 with respect to this segment of the portfolio.

Note 8 - Premises and Equipment:

         Premises and equipment are summarized as follows:

                                         Estimated
                                           Useful             DECEMBER 31,
                                           Lives         1997             1996
                                        -----------    --------         --------
Building                                 25 years      $  6,715         $  6,714
Building improvements                   10-15 years       1,482              939
Furniture, fixtures and equipment        5-10 years      28,688           16,772
                                                       --------         --------
                                                         36,885           24,425
Less-Accumulated depreciation                           (12,259)          (6,337)
                                                       --------         --------
                                                         24,626           18,088
Land                                                      3,097            3,047
                                                       --------         --------
                                                       $ 27,723         $ 21,135
                                                       ========         ========

Depreciation expense was $3,275 in 1997, $2,632 in 1996, and $1,639 in 1995.

Note 9 - Lease Commitments:

         The Company has entered into various non-cancelable operating lease agreements, primarily for office space. Certain of these leases contain renewal options and escalation clauses. At December 31, 1997, the annual minimum rental commitments for non-cancelable leases with remaining terms in excess of one year are as follows:

                  1998                                   $2,889
                  1999                                    3,055
                  2000                                    2,179
                  2001                                    1,058
                  2002 and thereafter                       529
                                                         ------
                                                         $9,710
                                                         ======

         Minimum rental commitments have not been reduced by minimum sublease rentals of $1,276 that are due in the future under non-cancelable subleases. Rent expense for operating leases, exclusive of sublease rental income of $445 for 1997, $385 for 1996 and $354 for 1995, was $2,181 in 1997, $1,905 in 1996
and $1,147 in 1995.

Note 10 - Short-Term and Long-Term Borrowings:

         The Company has entered into a 364-day, $670,000 warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1998. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $130,000, plus net income subsequent to July 31, 1996, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities, excluding debt incurred pursuant to gestation and repurchase financing agreements, to adjusted net worth of not more than 8.0 to 1.0, (iii) its eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie
Mac mortgage loans and (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4,000,000. The provisions of the agreement also restrict the Company's ability to pay dividends in any fiscal quarter that exceed 50% of the Company's net income for the quarter; or to engage significantly in any type of business unrelated to the mortgage banking business and the servicing of mortgage loans. At December 31, 1997 and 1996, the total amounts outstanding under this and its predecessor facilities were $511,700 and $540,900, respectively.

         Additionally, the Company has entered into a $200,000, 364-day revolving credit facility with a syndicate of unaffiliated banks. An $80,000 portion of the revolver facility converts in July 1998, into a four-year term loan and is secured by the portion of the Company's servicing portfolio designated as "available-for-sale". A $70,000 portion of the revolver facility matures in July 1998, and is secured by the portion of the Company's servicing portfolio designated as "held-for-sale". A $50,000 portion of the revolver facility matures in July 1998, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1997 and 1996, the total amounts outstanding under this and its predecessor facilities were $119,200 and $35,000, respectively.

         The Company has also entered into a $200,000, 364-day term subprime revolving credit facility, which expires in July 1998. The facility includes covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1997, the total amount outstanding under this facility was $19,200.

         The Company was in compliance with the above-mentioned debt covenants at December 31, 1997. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of its financing agreements. Failure to comply could result in the loss of the related financing.

         The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1,200,000. The total amounts outstanding under this and its predecessor facility at December 31, 1997 and 1996 were $547,822 and $229,831, respectively.

         The Company entered into a $6,600 note agreement in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those described above.

         The monthly average outstanding amount under these credit agreements during 1997 was $984,843, at a weighted average rate of 5.55%. The Company incurred interest expense of $54,658 on these borrowings in 1997. The Company also incurred facility fees related to these credit agreements totaling $1,633, which is included in interest expense. The Company incurred initial arrangement fees of $725 in 1997, which have been capitalized and are included in other assets in the accompanying consolidated balance sheet. These initial fees are being amortized to interest expense over the term of the related credit agreements. Amortization expense for 1997 was $592. Additional advances available to the Company under these credit agreements at December 31, 1997, amounted to $1,072,078.

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

         RBC has a 364-day $50,000 revolving credit facility to provide interim financing for its leasing portfolio. The warehouse credit agreement matures on June 30, 1998 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by RBC which restrict RBC's ability to incur debt, encumber assets, other than as collateral for the facility, sell assets, merge, declare or pay any dividends or change its corporate by-laws or certificate of incorporation.

Note 11 - Capital Transactions:

         The Company issued five percent stock dividends on March 8, 1994, September 12, 1994, May 8, 1995, August 31, 1995 and December 31, 1997. A ten percent stock dividend was issued on June 30, 1995, and a seven percent stock dividend was issued on September 24, 1996. All of the above are collectively referred to as the Stock Dividends. Earnings per share and all other share numbers have been restated for the effects of the Stock Dividends.

         On March 15, 1996, the Company completed a second public offering of 3,512,961 shares of common stock (3,946,812 shares after consideration of the Stock Dividends) priced at $14.50 per share ($12.91 after consideration of the Stock Dividends). The Company sold 2,200,000 shares (2,471,700 shares after consideration of the Stock Dividends) in the offering while certain selling stockholders sold the remaining 1,312,961 shares (1,475,112 shares after consideration of the Stock Dividends). In a concurrent private placement the Company sold an additional 896,552 shares of common stock at the offering price of $14.50 per share (1,007,276 shares at $12.91 after consideration of the Stock Dividends) to RBC, which owned approximately 41% of the Company's outstanding common stock prior to the public offering and private placement and approximately 39% immediately thereafter. Net proceeds to the Company after underwriting discounts and estimated offering expenses totaled approximately $43 million. Proceeds of the offering were used to repay indebtedness to RBC and for other general corporate purposes, including the continued growth and general expansion of the Company's business activities.

         During the fourth quarter of 1995, the Company established the Dividend Reinvestment and Stock Purchase Plan (DRIP). The DRIP offers stockholders a method of purchasing Company common stock at a 5% discount from market prices through the reinvestment of cash dividends and through optional cash payments. Optional cash payments may be made quarterly up to $15 per quarter. The price per common share is 95% of the average closing sale price per common share for the 20 trading days prior to the date on which dividends are paid, in the case of a dividend reinvestment transaction, or on the date on which the Company's fiscal quarter ends, in the case of an optional cash payment transaction. The Company reserves the right to modify the pricing terms or any other provisions of the DRIP at any time. To meet demands of the optional quarterly cash contributions received through the DRIP and for the reinvestment of dividends through the DRIP, the Company either issues new shares or the DRIP agent purchases shares on the open market. The Board of Directors has authorized the issuance of 1,000,000 shares under the DRIP (1,123,500 after consideration of the Stock Dividends). At December 31, 1997 there were 331,743 shares issued under the DRIP.

         In February 1998 the Company's Board of Directors authorized the repurchase of up to $10,000 of the Company's common stock in either open market transactions or in private or block trades. Decisions regarding the amount and timing of repurchases will be made by management based upon market conditions and other factors. Any shares that may be repurchased would be maintained in the Company's treasury account, and would not be retired.

Note 12 - Income Taxes:

         Income tax expense (benefit) consists of the following:

                                          FOR THE YEAR ENDED DECEMBER 31,
                                       --------------------------------------
                                         1997           1996           1995
                                       --------       --------       --------
            Current:
              Federal                  $  8,885       $ 13,060       $ (2,519)
              State                         542            328           (454)
                                       --------       --------       --------
                                          9,427         13,388         (2,973)
                                       --------       --------       --------
            Deferred:
              Federal                     3,327         (2,254)        10,108
              State                         535           (209)           938
                                       --------       --------       --------
                                          3,862         (2,463)        11,046
                                       --------       --------       --------
                                       $ 13,289       $ 10,925       $  8,073
                                       ========       ========       ========

         Current income tax expense (benefit) represents the amount payable for each of the respective years. During 1997, 1996 and 1995, the Company qualified for state tax headquarters credits of $202, $1,687 and $1,663, respectively, reducing current state tax expense that otherwise would have been payable for each year.

         The effective tax rate varied from the statutory federal tax rate of 35% for 1997, 1996 and 1995 due to the following:

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------
                                               1997                     1996                     1995
                                       -------------------      -------------------      -------------------
                                                     % of                     % of                     % of
                                                    Pretax                   Pretax                   Pretax
                                        Amount      Income       Amount      Income       Amount      Income
                                       -------      ------      -------      ------      -------      ------
Tax expense at statutory rate          $12,280       35.0%      $10,692       35.0%      $ 7,802       35.0%
State tax, net of federal benefit          887        2.5%          107        0.4%          178        0.8%
Other, net                                 122        0.4%          126        0.4%           93        0.4%
                                       -------       ----       -------       ----       -------       ----
                                       $13,289       37.9%      $10,925       35.8%      $ 8,073       36.2%
                                       =======       ====       =======       ====       =======       ====

         Deferred tax (assets) liabilities are summarized as follows:

                                                                   DECEMBER 31,
                                                             -----------------------
                                                               1997           1996
                                                             --------       --------
            Mark to market                                   $   (896)      $
            Deferred compensation                              (2,514)        (2,671)
            Deferred book income                               (1,580)
            Foreclosure and repurchase reserves                (3,117)        (1,537)
            State headquarters tax credit carryforwards                         (370)
            State NOL carryforwards                              (538)
            Other, net                                           (172)          (615)
                                                             --------       --------
                                                               (8,817)        (5,193)
                                                             --------       --------
            Mortgage servicing rights                          20,099         13,975
            Depreciation                                        3,478            912
            Securitizations                                     1,557
            Deferred tax income- stock                          7,186
            Other, net                                            294
                                                             --------       --------
                                                               32,614         14,887
                                                             --------       --------
            Net deferred tax liability                       $ 23,797       $  9,694
                                                             ========       ========

         There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized. The deferred tax balances as of December 31, 1997 includes $10,241 of deferred tax liabilities related to the acquisition of RBC as discussed in footnote 3. During 1997, non-qualified stock options were exercised generating a tax benefit of $250. This benefit is reflected in additional paid-in capital.

Note 13 - Stock Options and Restricted Stock Plan:

         Contemporaneous with the Company's initial public offering, certain executives of the Company were granted options to purchase 600,000 shares of common stock of the Company at the initial offering price of the stock of $8.75 per share (901,310 shares at $5.83 per share after consideration of the Stock Dividends). The options have a term of ten years and become exercisable at a rate of 20% per year during the period from May 26, 1994 through May 26, 1998. At December 31, 1997, 721,048 options were exercisable. No additional options have been granted and none have been forfeited. During 1997, 62,000 options (65,100 shares after consideration of the Stock Dividends) were exercised.

         In addition, in connection with the employment of certain officers, such officers are entitled to receive restricted stock as part of their compensation. In connection therewith, the Company issued 20,048 restricted shares at a price of $16.35 per share on January 30, 1998, 23,528 restricted shares at a price of $13.93 per share on February 1, 1997 (24,704 shares at $13.27 per share after consideration of the Stock Dividends), 16,410 restricted shares at a price of $15.58 per share on January 27, 1996 (18,438 shares at $13.87 per share after consideration of the Stock Dividends), 43,402 restricted shares at a price of $9.36 per share on January 26, 1995 (59,136 shares at $6.87 per share after consideration of the Stock Dividends), and 8,878 restricted shares at a price of $10.41 per share on January 21, 1994 (13,336 shares at $6.93 per share after consideration of the Stock Dividends). Costs associated with these grants are included as compensation expense of the Company in the accompanying consolidated financial statements.

         On October 21, 1993, the Company adopted a phantom stock plan that provided for the awarding of up to 300,000 (450,655 after consideration of the Stock Dividends) deferred compensation units to officers and certain key employees. The plan specified a five-year vesting schedule. In addition, from time to time the Board of Directors approved participation in a special phantom stock plan for certain officers of the Company.

         During 1996, the Company terminated all of its phantom stock plans and canceled all outstanding grants thereunder. In connection therewith, each former participant in the phantom stock plans was awarded an option under a new non-qualified stock option plan for each unit canceled under the phantom stock plans. Other terms of the awarded options were substantially similar to the underlying canceled units. The number of authorized units under the new non-qualified stock option plan is 223,818.

         Activity in the phantom stock plans and the new non-qualified stock option plan is summarized below:

                                                      UNITS FORFEITED
                                             UNITS       CANCELED OR        UNITS
PHANTOM STOCK PLANS:                        GRANTED       REDEEMED       OUTSTANDING
------------------------------------------------------------------------------------
Balance at December 31, 1995                282,991         48,696          234,295
 - 1996 activity                                            35,084          (35,084)
 - Effect of Stock Dividends                  2,419             42            2,377
 - Plan cancellation                       (285,410)       (83,822)        (201,588)
                                           --------        -------         --------
Balance at December 31, 1996
                                           ========        =======         ========

                                             UNITS    UNITS FORFEITED       UNITS
NON-QUALIFIED STOCK OPTION PLAN:            GRANTED     OR EXERCISED     OUTSTANDING
------------------------------------------------------------------------------------
Balance at December 31, 1995
 - 1996 activity                            201,588                         201,588
 - Effect of Stock Dividends                 11,569                          11,569
                                           --------        -------         --------
Balance at December 31, 1996                213,157                         213,157
                                           --------        -------         --------
 - 1997 activity
 - Effect of Stock Dividends                 10,661                          10,661
                                           --------        -------         --------
Balance at December 31, 1997                223,818                         223,818
                                           ========        =======         ========

         Of the 223,818 units outstanding at December 31, 1997 under the non-qualified stock option plan, the following are strike prices and percents vested:

                     EXPIRATION            UNITS        STRIKE    PERCENT
                        DATE            OUTSTANDING      PRICE     VESTED
                  -------------------------------------------------------
                  January 21, 2004        106,660       $ 6.93       60%
                  January 26, 2005         20,438         6.85       40%
                  January 26, 2005         79,024         6.87       40%
                  July 1, 2005             17,696        10.64       40%

         During 1995, the Company established an Omnibus Employee Stock Award Plan (the Omnibus Plan). The Omnibus Plan was amended and restated in its entirety effective October 31, 1997 primarily to increase the number of authorized shares under the plan. The purpose of this plan is to provide key employees who are largely responsible for the Company's growth and continued success with the opportunity to have or increase their proprietary interest in the Company through the granting of any one or any combination of options, stock appreciation rights, restricted stock and unrestricted stock. This plan is authorized to issue up to 1,438,700 shares of common stock (1,510,635 shares after consideration of the Stock Dividends). All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date.

         Activity in the Omnibus Plan is summarized below:

                                             UNITS    UNITS FORFEITED       UNITS
OMNIBUS PLAN:                               GRANTED     OR EXERCISED     OUTSTANDING
------------------------------------------------------------------------------------
 - 1995 activity                            100,000                         100,000
                                           --------        -------         --------
Balance at December 31, 1995                100,000                         100,000
 - 1996 activity                            104,000                         104,000
 - Effect of Stock Dividends                 12,040                          12,040
                                           --------        -------         --------
Balance at December 31, 1996                216,040                         216,040
 - 1997 activity                            366,450                         366,450
 - Effect of Stock Dividends                 10,803                          10,803
                                           --------        -------         --------
Balance at December 31, 1997                593,293                         593,293
                                           ========        =======         ========

         Of the 593,293 units outstanding at December 31, 1997 under the Omnibus Employee Stock Award Plan, the following are strike prices and percents vested:

                      EXPIRATION           UNITS       STRIKE         PERCENT
                         DATE           OUTSTANDING     PRICE          VESTED
                  -----------------------------------------------------------
                  October 30, 2005        112,350      $14.25           60%
                  January 26, 2006         24,718       13.87           40%
                  March 21, 2006           56,175       13.36           40%
                  November 8, 2006         17,850       14.31           40%
                  November 12, 2006         7,875       14.27           40%
                  December 3, 2006          7,875       13.87           40%
                  December 30, 2006         5,250       13.85           40%
                  September 3, 2007         5,250       15.91           20%
                  August 26, 2007           6,300       16.27           20%
                  September 16, 2007        6,300       15.94           20%
                  January 29, 2007        295,050       13.20           20%
                  April 11, 2007           10,500       14.73           20%
                  April 18, 2007           31,500       14.53           20%
                  May 1, 2007               6,300       13.57           20%

         During 1995, the Company established a Formula Stock Option Plan. This plan was amended effective October 31, 1997 primarily to increase the number of shares authorized. The purpose of this plan is to provide annually (on each September 1) to the non-employee directors of the Company options to purchase 10,000 shares of the common stock of the Company. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date. The plan is authorized to issue up to 400,000 shares of common stock (420,000 shares after consideration of the Stock Dividends). On September 1, 1997, 50,000 options were issued at a market strike price of $16.71 per share (52,500 at a strike price of $15.91 after consideration of the Stock Dividends). On September 1, 1996, 50,000 options were issued at a market strike price of $13.25 per share (56,175 at a strike price of $11.79 after consideration of the Stock Dividends). On September 1, 1995, 50,000 options were issued at a market strike price of $15.91 per share (56,175 options at a strike price of $14.16 per share after consideration of the Stock Dividends).

         The phantom stock plan was a variable stock award plan for accounting purposes. Accordingly, compensation expense was accrued by reference to the difference between current market value over the value base adjusted for the cumulative vested status of the underlying units. The Company's other aforedescribed option plans are considered fixed stock award plans for accounting purposes. Accordingly, total compensation expense for these fixed plans is measured as the difference between the market value on the date of the grant over the strike price which fixed total expense is then recognized over the vesting period. The Company recognized compensation expense related to the aforedescribed plans (exclusive of the restricted stock plan which is expensed as incurred) of $408, $283 and $748 for 1997, 1996 and 1995, respectively.

         For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 1997, 1996 and 1995 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

         For purposes of SFAS No. 123, each award was separately valued using the 10 year constant maturity treasury rate on the date of grant (rates ranged from 5.634% to 6.941%) as the risk-free interest rate. The expected life of each grant was assumed to be equal to the term to expiration as of the grant date (expected lives ranged from 7.2 to 10 years). The expected dividend yield was established based upon the dividend policies of the Company as of the date of award. Finally, for purposes of assigning a volatility factor, the historical 100 day volatility factor was reviewed for selected points in time over the past and an average there of 75% was assigned to the 1997, 1996 and 1995 awards for purposes of the SFAS No. 123 valuation.

         SFAS No. 123, for purposes of the required pro forma disclosures, permits straight-line amortization of the estimated fair value of the options over the vesting period. Had compensation cost for the Company's 1997, 1996 and 1995 stock-based option awards been determined consistent with the requirements of SFAS No. 123, net income and earnings per share would have been reported as follows for 1997, 1996 and 1995.


                                                       1997           1996           1995
                                                     --------       --------       --------
Net income as reported                               $ 21,798       $ 19,623       $ 14,219
After-tax adjustment for SFAS No. 123                    (737)          (409)          (134)
                                                     --------       --------       --------
Pro forma net income as adjusted                     $ 21,061       $ 19,214       $ 14,085
                                                     ========       ========       ========

Pro forma net income per common share - basic        $   1.03       $   1.00       $    .87

Pro forma net income per common share - diluted      $   1.01       $    .98       $    .85

         Due to the inclusion of only 1997, 1996 and 1995 option grants, the effects of applying SFAS No. 123 in 1997, 1996 and 1995 may not be representative of the pro forma impact in future years.

Note 14 - Commitments and Contingencies:

         The Company was servicing and subservicing 110,641, 96,087, and 90,063 loans owned by others, with unpaid balances aggregating approximately $10,200,000, $8,700,000 and

$7,800,000, at December 31, 1997, 1996 and 1995, respectively. Related escrow funds totaled approximately $72,100, $56,900 and $56,800 as of December 31, 1997, 1996 and 1995, respectively. Loans serviced for others and the related escrow funds are not included in the accompanying consolidated balance sheet.

         The Company has issued mortgage-backed securities under programs sponsored by Ginnie Mae, Freddie Mac and Fannie Mae. In connection with servicing mortgage-backed securities guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae, the Company advances certain principal and interest payments to security holders prior to their collection from specific mortgagors. Additionally, the Company must remit certain payments of property taxes and insurance premiums in advance of collecting them from specific mortgagors and make certain payments of attorney's fees and other costs related to loans in foreclosure. These amounts are included in servicing advances under the caption receivables in the accompanying consolidated financial statements.

         The Company was servicing commercial mortgage loans of $2,760,238 at December 31, 1997. At December 31, 1997, 40% of commercial mortgage loans outstanding were being serviced for a single customer. Commercial mortgage loans and leases serviced for others are not included in the accompanying balance sheet. Escrow balances related to serviced commercial mortgage loans are not included in the accompanying balance sheet. In addition, at December 31, 1997, the Company was servicing $74,405 of leases for third parties, 94% of this portfolio was serviced for a single customer.

         The Company typically sells the mortgage servicing rights associated with its mortgage production into forward sales contracts. Additionally, from time to time, the Company will sell residential mortgage servicing rights from its available for sale portfolio. In 1997, approximately 37%, 36% and 11% of its sales under these forward sales contracts were to three major customers. In 1996 approximately 46%, 23% and 16% of its sales under these forward sales contracts were to three major customers.

         In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company may be required to repurchase mortgage loans or indemnify the purchasers of loans or servicing rights for losses if there has been a breach of representations or warranties. Initially, liabilities are estimated at the sale date of the mortgage servicing right and are included in the determination of the gain or loss on sale. Such estimated liabilities are included in the allowance for foreclosure losses, a reduction of mortgage servicing rights. Upon repurchase of a loan, the Company initially records a purchase at its estimated fair value and recognizes provision expense based upon the difference between the purchase price of the loan and its fair value. Repurchased loans are subsequently carried at the lower of cost or market. At December 31, 1997, $9,213 of these repurchased loans are included in mortgage loans held for sale net of a loss provision of $2,370. Losses related to the repurchases of loans and foreclosure losses for the years ended December 31, 1997 and 1996 totaled $4,615 and $817, respectively.

         In the ordinary course of its business, the Company is from time to time subject to litigation. The Company is not a party to any material legal proceedings.

Note 15 - Non-recurring and Special Charges:

         During the third quarter of 1997 the Company expensed certain non-recurring and special charges. The Company incurred a $2,279 pre-tax charge ($1,401 after-tax) related to a terminated merger agreement. In addition the Company recorded a special charge of $7,869 pre-tax ($4,839 after-tax) relating to certain nonrecoverable operating receivables. This special charge was recorded during the third quarter of 1997, to fully reserve against certain unrecoverable receivables.

         During the fourth quarter of 1996, the Company wrote-off approximately $5,190 in non-recurring charges, which was partially offset by a $1,998 decrease in income taxes. This charge was attributable to a non-recurring charge related to certain contractual employment obligations.

Note 16 - Employee Benefits:

         On July 1, 1993, the Company established a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees with six months continuous service. The plan allows employees to contribute up to 15% of their gross earnings on a before-tax basis annually, subject to the maximum established by law. Employees become eligible to participate in the plan as of the January 1, or July 1, following the completion of six months continuous service. The Company contributes to the plan on a matching basis in an amount determined annually by the Board of Directors. The Company match percentage for 1995 and 1996 was 50% of the employee's contribution up to a maximum of 3.0% of the employee's gross earnings. In 1997 the Company's match percentage was increased to 100% of the employee's contribution up to the first 3% of the employees gross earnings and a 50% match on the second 3% of the employee's gross earnings. An employee vests in the Company's matching contribution at a rate of 25% per year. The Company recorded $958, $375 and $147 of matching contributions as compensation expense during 1997, 1996 and 1995, respectively.

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

         Pension expense included the following:

                                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                           1997                 1996
                                                          -----                -----
Service cost                                              $ 515                $ 263
Interest cost on projected benefit obligation               161                   90

Actual return on assets                                     (49)                  (4)
Amortization of unrecognized prior service costs             30                   30
Amortization of unrecognized losses                          27                   10
Asset gain (loss) deferred                                    4                  (23)
                                                          -----                -----
                                                          $ 688                $ 366
                                                          =====                =====

         Projected benefit obligation under the plan at December 31, 1997 and 1996 is as follows:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          1997            1996
                                                        -------         -------
Actuarial present value of benefit obligations:
  Vested benefit obligation                             $   811         $   369
  Nonvested benefit obligation                              861             293
                                                        -------         -------
  Accumulated benefit obligation                          1,672             662
  Benefits attributable to future salaries                  945             454
                                                        -------         -------
  Projected benefit obligation                            2,617           1,116
  Fair value of plan assets                                (788)           (420)
                                                        -------         -------
                                                          1,829             696
Items not recognized:
  Unrecognized prior service cost                          (291)           (321)
  Unrecognized net loss                                    (843)             (6)
  Asset gain (loss) deferred                                  4             (23)
                                                        -------         -------
  Total unrecognized items                               (1,130)           (350)
                                                        -------         -------
  Accrued pension expense                                   699             346
  Adjustment for minimum liability                          185
                                                        -------         -------
Net pension liability                                   $   884         $   346
                                                        -------         -------
Intangible asset offsetting additional
  minimum liability                                        (185)
                                                        -------         -------
                                                        $   699         $   346
                                                        =======         =======

Assumptions used in accounting for the plan were:

                                                          1997            1996
                                                         ------          ------
Weighted average discount rate                            7.00%           7.50%
Average rate of increase in compensation levels           4.00%           4.00%
Expected long-term rate of return on plan assets          8.00%           8.00%

         On January 1, 1995, the Company established the Stock Investment Plan (the Stock Plan) covering substantially all employees. Under the Stock Plan, eligible employees may contribute, through payroll deductions, a minimum of $10.00 per month to a maximum of $1,500.00 per month, to acquire common stock of the Company. The purchase price of such stock will be equal to 85% of the fair market value on the purchase date with the Company subsidizing the remaining 15% of the cost. The Company is responsible for custodian charges (including brokerage expenses incurred in connection with the purchase of shares) and all costs of maintaining and executing transfers. This plan will continue until 100,000 shares of stock (136,252 shares after giving effect to the Stock Dividends) have been purchased by employees. The Company has subsidized approximately $108, $94 and $46 relating to the noncompensatory Stock Plan discount for 1997, 1996 and 1995, respectively.

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

         During 1996 and 1995, the ESOP borrowed $3,000 and $2,000, respectively, from the Company to purchase 224,169 and 200,944 (a total of 472,579 shares after consideration of the Stock Dividends) shares of the Company's common stock and pledged those shares to secure loans outstanding. The principal amount of the 1995 loan is repayable in equal quarterly installments of $100, which commenced in January 1996. The principal amount of the 1996 loan is repayable in annual installments of $600 which commenced in May 1997. In accordance with these loan agreements, the ESOP repaid $1,000 to the Company in 1997 and $400 to the Company in 1996. An additional $53 and $48 was paid on these loans in 1997 and 1996, respectively, from the cash dividends paid on the unallocated ESOP shares. In accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans", the Company records compensation expense equal to the fair value of shares on the date such shares are committed to be released to employees. Shares are considered committed to be released under the applicable plan formula as the principal amount of the underlying loans are repaid. There was no compensation expense related to the ESOP for 1995 since debt repayments did not begin until January 1996. For the years ended December 31, 1997 and 1996, 94,805 and 40,323 shares, respectively were released (99,545 shares and 42,339 shares, respectively, after consideration of the Stock Dividends). Compensation expense related to the ESOP was $1,480 and $600 for the years ended December 31, 1997 and 1996, respectively. The fair market value of the 330,694 unallocated shares held at December 31, 1997 was $5,394. Fair market value of the 141,884 allocated shares was $2,314 at December 31, 1997. Administrative expenses of the ESOP for 1997, 1996 and 1995 paid by the Company totaled $8, $19 and $27, respectively, and have been included as a component of salaries and employee benefits.

         RBC, at the time of its acquisition, had in existence a defined contribution 401(k) plan and an ESOP plan. The shares in the ESOP plan were fully allocated. Both of these plans will be merged into the Company's ESOP and 401(k) Retirement Savings Plan effective January 1, 1998.

Note 17 - Net Income Per Common Share:

         The following is a reconciliation of basic earnings per share to diluted earnings per share as calculated under SFAS No.128 for the years ended December 31, 1997, 1996 and 1995, respectively:

                                                INCOME         SHARES        PER SHARE
FOR THE YEAR ENDED DECEMBER 31, 1997         (NUMERATOR)    (DENOMINATOR)      AMOUNT
--------------------------------------       -----------    -------------    ---------
Net Income Per Common Share - Basic
Income available to common
  stockholders                                  $21,798      $20,396,428       $1.07
                                                                               =====
Effect of Dilutive Securities
Stock options                                                    404,400
                                                -------      -----------
Net Income Per Common Share - Diluted
Income available to common
  stockholders plus assumed
  conversions                                   $21,798       20,800,828       $1.05
                                                =======      ===========       =====

         Options to purchase 6,300 shares of common stock at $16.27 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which will expire on August 26, 2007, were still outstanding at December 31, 1997.

                                                INCOME         SHARES        PER SHARE
FOR THE YEAR ENDED DECEMBER 31, 1996         (NUMERATOR)    (DENOMINATOR)      AMOUNT
--------------------------------------       -----------    -------------    ---------
Net Income Per Common Share - Basic
Income available to common
  stockholders                                  $19,623      $19,158,658       $1.02
                                                                               =====
Effect of Dilutive Securities
Stock options                                                    367,209
                                                -------      -----------
Net Income Per Common Share - Diluted
Income available to common
  stockholders plus assumed
  conversions                                   $19,623       19,525,867       $1.00
                                                =======      ===========       =====

         Options to purchase 112,350 shares of common stock at $14.25 per share, 17,850 shares of common stock at $14.31 per share, 7,875 shares of common stock at $14.27 per share, 5,250 shares of common stock at $15.91 per share, 6,300 shares of common stock at $16.27 per share, 6,300 shares of common stock at $15.94 per share, and 56,175 shares of common stock at $14.16 per share were outstanding during 1996 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which will expire on October 30, 2005, November 8, 2006, November 12, 2006, September 3, 2007, August 26, 2007, September 16, 2007 and September 1, 2005, respectively, were still outstanding at December 31, 1996.

                                                INCOME         SHARES        PER SHARE
FOR THE YEAR ENDED DECEMBER 31, 1995         (NUMERATOR)    (DENOMINATOR)      AMOUNT
--------------------------------------       -----------    -------------    ---------
Net Income Per Common Share - Basic
Income available to common
  stockholders                                  $14,219      $16,181,588       $0.88
                                                                               =====
Effect of Dilutive Securities
Stock options                                                    298,209
                                                -------      -----------
Net Income Per Common Share - Diluted
Income available to common
  stockholders plus assumed
  conversions                                   $14,219       16,479,797       $0.86
                                                =======      ===========       =====

         Options to purchase 112,350 shares of common stock at $14.25 per share and 56,175 shares of common stock at $14.16 per share were outstanding during 1995 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which will expire on October 30, 2005 and September 1, 2005, respectively, were still outstanding at December 31, 1995.

Note 18 - Financial Instruments and Risk Management:

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

         Accordingly, the Company is subject to the risk that the market value of its on-balance sheet mortgage loans held for sale and the mortgage loans it is obligated to purchase under its mortgage purchase commitments may change significantly prior to resale. In order to limit its resale price exposure for agency-eligible mortgage loans, the Company enters into mandatory delivery commitments which are contracts for delayed delivery of mortgage loans to third parties. Mandatory delivery commitments obligate the Company to sell agency-eligible mortgage loans on a delayed delivery basis at a price which is fixed as of the date of the contract. Since mandatory delivery commitments enable the Company to fix its resale prices for both on-balance sheet mortgage loans held for sale (for which a fixed price has already been paid) and for anticipated loan closures subject to mortgage purchase commitments (which fix the delayed purchase price for the resultant mortgage loans), these instruments can effectively limit the Company's resale price exposures.

         The percentages of anticipated agency-eligible loan closures under mortgage purchase commitments that are covered by mandatory delivery commitments not allocated to on-balance sheet mortgages held for sale are monitored continuously. The Company's resultant expected exposure to resale pricing risk is continuously adjusted to consider changing expectations regarding anticipated loan closure percentages and other market conditions. Generally, the Company buys put and call option contracts on U.S. Government Securities to effect modest adjustments of its overall exposure to resale pricing exposures.

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

         Periodically, the Company also buys or sells futures contracts as part of its hedging activities for rate locked and closed subprime mortgage loans. Generally, futures positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Futures also may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. There were no open futures positions as of December 31, 1997 or 1996. Because the changes in value of futures contract and the hedged items can be based on different indices, there is a risk that the changes in value may not correlate.

         As discussed in Note 14, the Company typically sells its produced mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. These forward sales contracts commit the Company to deliver mortgage servicing rights backed by contractual levels of unpaid principle balances. Outstanding commitments to deliver totaled $4,800,000 and $11,469,076 at December 31, 1997 and 1996, respectively. The Company also maintains a portfolio of mortgage servicing rights which though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of those mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in actual and expected mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract increases while the value of a mortgage servicing right decreases in a declining interest rate environment. As such, interest rate floor contracts can effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment.

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

                                                                          CONTRACT AMOUNT AT DECEMBER 31,
                                                                          -------------------------------
                                                                             1997                 1996
                                                                          ----------          -----------
Financial instruments whose contract amounts represent credit risk:
    Mortgage purchase commitments                                         $  980,498          $   528,672
Financial instruments whose contract amounts exceed the amount of credit risk:
    Mandatory delivery commitments (allocated against mortgages
        held for sale)                                                       800,725              644,200
    Mandatory delivery commitments (allocated against mortgage
        purchase commitments)                                                581,025              400,708
    Purchased option contracts                                               215,000              100,000
    Forward servicing sales contracts                                      4,800,000           11,469,076
    Interest rate floor contracts                                            978,200              528,200

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

         Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $1,819 and $934 at December 31, 1997 and 1996, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

         The Company uses CMT floors to protect itself against interest and prepayment risk on its available-for-sale portfolio. The Company monitors the changes in the fair value of the CMT floors and the hedged mortgage servicing rights on an ongoing basis. Premiums paid for interest rate floor contracts are initially deferred and included in other assets in the balance sheet and are amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts as well as changes in the fair value of the contracts are recorded as a reduction or increase of basis in mortgage servicing rights. Included in the mortgage servicing right basis are deferred gains of $6,776 and $0 and deferred cash flows of $2,787 and $2,282 for 1997 and 1996, respectively. Other assets included $3,521 and $2,611 at December 31, 1997 and 1996, respectively, of unamortized premiums. For the years ended December 31, 1997 and 1996, respectively, $1,514 and $620 of deferred premiums paid for interest rate floor contracts were amortized to expense. Open contracts and the cost thereof are considered in determining the market value and cost of mortgage servicing rights held for investment.

         The current variable rate index (CMT Treasury rate) was 5.78% and 6.42% at December 31, 1997 and 1996, respectively. Other terms of the interest rate floor contracts outstanding at December 31, 1997, are summarized as follows:

                                                   Notional
   Contract Date            Expiration Date         Amount          Floor Rate
------------------------------------------------------------------------------
September 19, 1994         September 19, 1999      $ 81,000           6.345%
September 19, 1994         September 19, 1999        51,000           6.845%
February 13, 1995          February 13, 1998         21,200           7.067%
February 13, 1995          February 13, 2000         20,000           7.067%
February 13, 1995          February 13, 2000         45,000           6.567%
June 7, 1996               June 7, 1999              50,000           6.600%
August 20, 1996            August 20, 2001           60,000           5.570%
March 22, 1997             March 22, 2001           125,000           6.750%
March 22, 1997             March 22, 2001           150,000           6.500%
March 22, 1997             March 22, 2001           375,000           6.250%
                                                   --------
                                                   $978,200
                                                   ========

         During November 1997, the Company sold two interest-rate floors. The notional amounts of these interest- rate floors totaled $125,000 with contract dates of August 20, 1996 and expiration dates of August 20, 2001. Proceeds from the sale approximated $1,000.

Note 19 - Quarterly Financial Data (Unaudited):

                                                 First          Second           Third             Fourth
1997                                            Quarter         Quarter         Quarter            Quarter              Year
------------------------------------------------------------------------------------------------------------------------------
Net interest income                            $   3,735       $   5,916       $   4,535          $   3,458          $  17,644
Net gain on sale of mortgage loans                17,027          25,223          29,328             31,792            103,370
Gain on sale of mortgage servicing rights          1,491           1,220           3,237              2,007              7,955
Loan servicing fees                                7,535           7,803           7,711              7,820             30,869
Other income                                         269             157             146                608              1,180
------------------------------------------------------------------------------------------------------------------------------
      Total revenues                              30,057          40,319          44,957             45,685            161,018
------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits                      12,264          14,880          16,487             18,604             62,235
Occupancy expense                                  1,592           1,850           1,886              2,130              7,458
Amortization of mortgage servicing rights          4,108           4,725           4,840              4,642             18,315
Provision for foreclosure losses                     266             827           1,512              2,010              4,615
General and administrative expenses                4,609           6,041          16,325 (1)          6,333             33,308 (1)
------------------------------------------------------------------------------------------------------------------------------
      Total expenses                              22,839          28,323          41,050 (1)         33,719            125,931 (1)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         7,218          11,996           3,907 (1)         11,966             35,087 (1)
Income tax expense                                (2,748)         (4,625)         (1,340)(1)         (4,576)           (13,289)(1)
------------------------------------------------------------------------------------------------------------------------------
Net income                                     $   4,470       $   7,371       $   2,567 (1)      $   7,390          $  21,798 (1)
------------------------------------------------------------------------------------------------------------------------------
Net income per common share-basic              $    0.23       $    0.36       $    0.12 (1)      $    0.36          $    1.07 (1)
Net income per common share-diluted            $    0.22       $    0.36       $    0.12 (1)      $    0.35          $    1.05 (1)


                                                 First          Second           Third             Fourth
1996                                            Quarter         Quarter         Quarter            Quarter              Year
------------------------------------------------------------------------------------------------------------------------------
Net interest income                            $   3,243       $   5,037       $   4,500          $   4,122          $  16,902
Net gain on sale of mortgage loans                18,533          21,503          19,312             19,830             79,178
Gain on sale of mortgage servicing rights             66             123             775                141              1,105
Loan servicing fees                                7,130           6,729           7,520              7,384             28,763
Other income                                          78             220             106                265                669
------------------------------------------------------------------------------------------------------------------------------
      Total revenues                              29,050          33,612          32,213             31,742            126,617
------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits                      12,666          12,849          12,315             17,748 (2)         55,578 (2)
Occupancy expense                                  1,276           1,364           1,485              1,515              5,640
Amortization of mortgage servicing rights          3,670           3,646           3,748              3,870             14,934
Provision for foreclosure losses                     100             100              91                526                817
General and administrative expenses                4,087           5,463           4,767              4,783             19,100
------------------------------------------------------------------------------------------------------------------------------
      Total expenses                              21,799          23,422          22,406             28,442 (2)         96,069 (2)
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                         7,251          10,190           9,807              3,300 (2)         30,548 (2)
Income tax expense                                (2,791)         (3,923)         (3,626)              (585)(2)        (10,925)(2)
------------------------------------------------------------------------------------------------------------------------------
Net income                                     $   4,460       $   6,267       $   6,181          $   2,715 (2)      $  19,623 (2)
------------------------------------------------------------------------------------------------------------------------------
Net income per common share-basic              $    0.27       $    0.31       $    0.31          $    0.13 (2)      $    1.02 (2)
Net income per common share-diluted            $    0.26       $    0.31       $    0.30          $    0.13 (2)      $    1.00 (2)

(1) Includes non-recurring and special charges totalling $10,147 pre-tax, or $6,241 after-tax. Exclusive thereof, third quarter 1997 and full year 1997 general and administrative expenses, total expenses, income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted would have been $6,178, $30,903, $14,054, $5,246, $8,808, $0.43 and $0.42; and $23,161, $115,784, $45,234, $17,195,
$28,039, $1.37 and $1.35, for the third quarter and the year, respectively.

(2) Includes a non-recurring charge totalling $5,190 pre-tax, or $3,192 after-tax. Exclusive thereof, fourth quarter 1996 and full year 1996 salary and employee benefits, total expenses, income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted, would have been $12,558, $23,252, $8,490, $2,583,
$5,907, $0.30 and $0.30; and $50,388, $90,879, $35,738, $12,923, $22,815, $1.19
and $1.17, for the fourth quarter and the year, respectively.

Note 20 -  Fair Value of Financial Instruments:

         The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996.

                                                   1997                            1996
                                        --------------------------      --------------------------
                                         Carrying        Estimated       Carrying        Estimated
                                          Amount        Fair Value        Amount        Fair Value
                                        ----------      ----------      ----------      ----------
Assets
  Cash                                  $   13,546      $   13,546      $    2,492      $    2,492
  Receivables                               87,702          87,702          60,668          60,668
  Lease receivables                         51,494          51,494
  Mortgage loans held for sale and
     mortgage-backed securities          1,179,188       1,181,533         802,335         803,137
Liabilities
  Short-term borrowings                  1,224,489       1,224,489         805,730         805,730
  Long-term borrowings                       6,461           6,380

                                                         1997                                 1996
                                          ----------------------------------   ----------------------------------
                                          Notional     Carrying    Estimated   Notional     Carrying    Estimated
                                           Amount        Value    Fair Value    Amount        Value    Fair Value
                                          --------     --------   ----------   --------     --------   ----------
Off-balance sheet instruments
  Mortgage purchase commitments           $980,498     $           $  3,010    $528,672      $           $(1,450)
  Mandatory delivery commitments
     (allocated to mortgage purchase
     commitments)                          581,025                   (2,446)    400,708                    1,598
Purchased option contracts                 215,000       1,819        2,757     100,000         934          502
Interest rate floor contracts              978,200      11,801       11,801     528,200       2,611        5,056

         The following notes summarize the significant methods and assumptions used in estimating the fair values of financial instruments.

         Cash, receivables and short-term borrowings are short-term in nature. Accordingly, they are valued at their carrying amounts which are a reasonable estimation of fair value.

         Lease receivables are valued by management for each homogenous category of leases by discounting future expected cash flows. Lease receivables held for sale are valued by management based upon recent sales with consideration given to differences between those leases and leases sold. The implicit discount rate applied for purposes of determining the aggregate discounted lease balance was obtained from an investment banker based on a recent lease securitization.

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

         Short-term borrowings are all tied to near term variable rate indices. Accordingly they are valued at their carrying amounts, which are a reasonable estimation of fair values.

         Long-term borrowings are at a fixed rate of 8.07% and were valued based upon the net present value of the borrowings using an estimated current rate of 7.33%.

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

STOCK DATA

         Information pertaining to high and low stock prices for each quarter during 1997, 1996, 1995 and 1994 is given in the following chart. All per share data have been adjusted to reflect the Stock Dividends issued by the Company.

         The Company began paying cash dividends in 1996. Cash dividends of $0.03 per share, were paid to shareholders of record as of September 3, 1996, November 29, 1996, February 19, 1997, June 2, 1997 and August 20, 1997. These cash dividends were paid on September 24, 1996, December 13, 1996, March 5, 1997, June 16, 1997 and September 10, 1997. A cash dividend of $0.04 per share was paid on December 31, 1997 to shareholders of record as of December 18, 1997. (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for restrictions on the Company's ability to pay cash dividends.)

         As of February 28, 1998, there were approximately 432 record holders of the Company's common stock.



QUARTER

       12-31-95       3-31-96     6-30-96     9-30-96     12-31-96     3-31-97     6-30-97     9-30-97    12-31-97
High    $14.91        $16.24      $14.13      $13.57       $15.00      $16.79      $19.05      $19.05      $16.88
Low     $12.01        $12.29       $9.68      $10.12       $12.26      $12.50      $12.02      $11.90      $10.95









Source:  Nasdaq

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Resource Bancshares
Mortgage Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Resource Bancshares Mortgage Group, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for mortgage servicing rights in 1995.





Price Waterhouse LLP
Columbia, South Carolina
January 26, 1998

DIRECTORS

Edward J. Sebastian
Chairman of the Board
Chief Executive Officer
Resource Bancshares Mortgage Group, Inc.
Columbia, South Carolina

David W. Johnson, Jr.
Vice Chairman
Managing Director
Resource Bancshares Mortgage Group, Inc.
Columbia, South Carolina

John C. Baker
Baker Capital Corp.
New York, New York
venture capital firm

Stuart M. Cable
Attorney
Goodwin, Proctor, & Hoar LLP
Boston, Massachusetts
law firm

John W. Currie
Attorney
McNair Law Firm P.A.
Columbia, South Carolina
law firm

Boyd M. Guttery*
Business Consultant
Private Investor
Atlanta, Georgia

Robin C. Kelton
Chairman
Kelton International Ltd.
London, England
investment bank

John O. Wolcott*
Executive Vice President
Olayan America Corporation
New York, New York
investment company

* Audit Committee

EXECUTIVE OFFICERS

Edward J. Sebastian
Chairman of the Board
Chief Executive Officer

David W. Johnson, Jr.
Vice Chairman
Managing Director

Steven F. Herbert
Senior Executive Vice President
Chief Financial Officer

Richard M. Duncan
Senior Executive Vice President
Production

CORPORATE INFORMATION

Exchange: NASDAQ
Symbol:   REMI*
*During the second quarter of 1998, the Company intends to change its ticker symbol from REMI to RBMG.
Internet Address: http//www.rbmg.com

INVESTOR RELATIONS CONTACT
Steven F. Herbert
Senior Executive Vice President and Chief Financial Officer
7909 Parklane Road
Columbia, South Carolina 29223
Tel: (803) 741-3539
Fax: (803) 741-3586

DIVIDEND REINVESTMENT PLAN
Resource Bancshares Mortgage Group, Inc. has an optional Dividend Reinvestment and Stock Purchase Plan. Shareholders interested in participating can contact the Investor Relations contact listed above.

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
1441 Main Street, Suite 1200
Columbia, South Carolina  29201

FORM 10K AND OTHER INFORMATION
Copies of the Resource Bancshares Mortgage Group, Inc. Annual Report on Form 10K, as filed with the Securities and Exchange Commission, will be furnished without charge to shareholders upon written request to Steven F.
Herbert, at the address set forth above.

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York

TELEPHONE: (Operators are available Monday - Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock everyday.)
INSIDE THE US:  1-800-446-2617
OUTSIDE THE US: 1-201-324-0498
TDD/TTY FOR HEARING IMPAIRED: 1-201-222-4955

INTERNET:
INTERNET: HTTP://WWW.FCTC.COM
E-MAIL: FCTC@EM.FCNBD.COM

GENERAL CORRESPONDENCE: (For questions regarding stock transfers, change of address or lost certificates.)
FIRST CHICAGO TRUST COMPANY OF NEW YORK
P.O. BOX 2500
JERSEY CITY, NJ 07303-2500

CERTIFICATE TRANSFERS: (For stock certificates sent via mail.)
FIRST CHICAGO TRUST COMPANY OF NEW YORK
P.O. BOX 2506
JERSEY CITY, NJ 07303-2506

CERTIFICATE TRANSFERS BY COURIER:
FIRST CHICAGO TRUST COMPANY OF NEW YORK
14 WALL STREET, SUITE 4680-8TH FLOOR
NEW YORK, NY 10005

DIVIDEND REINVESTMENT PLANS: (For requests for a Dividend Reinvestment Plan prospectus and enrollment form.)
FIRST CHICAGO TRUST COMPANY OF NEW YORK
P.O. BOX 2598
JERSEY CITY, NJ 07303-2598