Form 10-K, Exhibit 13
period 1998-12-31
RESOURCE BANCSHARES MORTGAGE GROUP INC
filed 1999-03-31
CIK 893817

                                                                    EXHIBIT 13.1

Front Cover:

1998 ANNUAL REPORT
RESOURCE BANCSHARES MORTGAGE GROUP, INC.

RBMG
----
RESOURCE
BANCSHARES
MORTGAGE
GROUP, INC.
-----------

Inside Front Cover:

DESCRIPTION OF RBMG

-- 17th largest originator of agency-eligible residential mortgage loans.
-- A national supplier of agency-eligible servicing rights to the still consolidating mortgage industry.
-- An efficiently sized servicer of agency-eligible loans.
-- A growth-oriented originator and seller of subprime loans.
-- A growth-oriented originator, seller and servicer of commercial mortgage loans.
-- A growth-oriented originator, seller and servicer of small-ticket equipment leases.


HISTORY

Founded in 1989, RBMG went public in June 1993. Originally conceived as a correspondent mortgage bank, the Company is now a diversified financial services company engaged primarily in the business of mortgage banking, through the purchase (through a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential single-family first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, the Company originates, sells and services small-ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.

"Greenpoint's acquisition of Headlands leaves Resource Bancshares as one of the last well-managed, independent, mid-sized prime mortgage bankers in the country.

The purchase price of roughly $23 per share (a premium of roughly 35%) is 12.7x our 1998 EPS estimate for Headlands. By comparison, valuing Resource Bancshares Mortgage Group, Inc. at 12.7x our 1998 operating EPS estimate of $2.00 yields an acquisition price of more than $25 per share, or nearly 75% above current levels. We note, however, that the vast majority of Resource Bancshares' originations consist of more commoditized agency-eligible loans, whereas Headlands only relies on this product for roughly 20% of originations with the remaining 80% coming primarily from higher-margin specialty mortgage products."

Jospeh A. Jolson
NationsBanc Montgomery Securities
December 8, 1998


CONTENTS

Stock Performance/Outlook                                 one

Letter to Our Shareholders                                two

Divisional Analysis of Pre-Tax Funds
     Generated From Operations                            five

Selected Financial Highlights                             nine

Management's Discussion and
     Analysis of Financial Condition
     and Results of Operations                            ten

Quantitative and Qualitative Disclosure
    About Market Risk                                     thirty

Consolidated Financial Statements and Notes               thirty-one

Report to Independent Accountants                         fifty-two

Stock Data                                                fifty-two

Directors and Executive Officers                          fifty-three

Corporate Information                                     fifty-three

Page One:

STOCK PERFORMANCE

                                         PRICE
                     ----------------------------------------------
                                                           MBA PEER
       DATE             RBMG           NASDAQ               GROUP
-------------------------------------------------------------------
      5/26/93          100.0             100.0              100.0
     12/31/93          121.4             110.5               97.4
     12/31/94          132.3             108.0               87.2
     12/31/95          217.7             152.8              126.4
     12/31/96          233.0             187.9              158.2
     12/31/97          280.0             230.6              231.4
     12/31/98          284.3             323.5              305.1



STOCK PERFORMANCE/OUTLOOK

On June 3, 1993, the Company went public at a stock dividend-adjusted offering price of $5.83 per share. In just a little over five and a half years, the Company's stock price has risen 184% (an annualized rate of return of 33%) to close at $16.56 as of December 31, 1998.

PRICE TO EARNINGS RATIOS
                                  2/1/99 STOCK PRICE          P/E RATIO
                                  -------------------------------------
RBMG*                                   $14.88                   7.19
CCR*                                    $44.44                  13.98
* Source is Nasdaq


ANALYST ESTIMATES
                                                                   1999

ANALYST                                    RECOMMENDATION        ESTIMATE        DATE OF REPORT
-------------------------------------------------------------------------------------------------
Sandler O'Neill                            Buy                    $2.25         December 22, 1998
Equity Research Services                   Buy                    $2.35         October 29, 1998
NationsBanc Montgomery Securities          Buy                    $2.15         March 12, 1999
Raymond James & Associates                 Buy                    $2.25         February 12, 1999
Warburg Dillion Read                       Hold                   $2.35         November 17, 1998

The Company is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding the Company's performance made by these analysts are theirs alone and do not represent opinions, estimates, forecasts or predictions of the

Company or its management. The Company does not by providing the information above imply its endorsement of or concurrence therewith.

"Resource is selling at a 49% P/E multiple discount to industry giant Countrywide Credit (NYSE: CCR -$48 15/16) and a 71% discount to the market multiple of 24.1 times based on 1999 estimated earnings. Historically, Resource has sold at an average 20% discount to CCR and a 45% discount to the market multiple. We believe the current discount is excessive, given the unusually favorable projections of low and declining interest rates, low unemployment, robust housing activity, and a strong mortgage market."

MICHAEL MCMAHON
Sandler O'Neill & Partners, L.P.
December 22, 1998

"Although the flatness of the yield curve has had a modestly negative impact on current earnings, we believe mortgage rates are likely to remain low and could decline further, particularly given their relatively high spreads to treasuries.... We believe production activity is likely to increase in 1999.
Even if we are wrong, however, and production remains essentially flat, the Company should benefit from an increasing percentage of subprime production, which is significantly more profitable to the Company."

JOHN A. HOWARD
Equity Research Services
October 29, 1998

Page two

LETTER TO OUR SHAREHOLDERS

Resource Bancshares Mortgage Group, Inc.

                         GROWTH THROUGH DIVERSIFICATION

         RBMG's outstanding results in 1998 convince us that strategic moves taken in 1996 and 1997 by concentrating on "GROWTH THROUGH DIVERSIFICATION" and our plans for "MAPPING OUR GROWTH" in 1998 have positioned RBMG for continued excellent financial performance in the future. Let me recap where we have been, where we are and where we are going.

WHERE WE HAVE BEEN

         Our initial founding strategy in 1989 was to originate agency-eligible mortgage loans and position ourselves as a national supplier of mortgage servicing rights to the consolidating mortgage servicing industry. We designed our operations to meet the under-served needs of correspondents and wholesale brokers with the objective of providing them more cost-efficient access to the secondary markets. It was our expectation that they would then be able to more effectively compete against the costly retail branch infrastructures of the large financial services concerns that were common at the time. We believed these strategies would help insulate the Company's earnings from some of the cyclicality and seasonality of the mortgage banking business by eliminating much of the fixed cost of maintaining retail loan origination offices. Notwithstanding that many said our unique business strategy would not work, we grew to become the sixth-largest correspondent originator in the United States by the end of 1996.

         Having become an agency-eligible market leader, we recognized an opportunity to diversify beyond our singular focus on the agency-eligible mortgage business. In April of 1997, we acquired a subprime mortgage origination platform, and in December of 1997, we acquired commercial mortgage and small-ticket commercial equipment leasing operations. As a consequence of these investments, 30% of our 1998 pre-tax profits were derived from other than our agency-eligible mortgage production and servicing businesses.

Page three:

TOP 50 COMMERCIAL SERVICERS RANKED BY NUMBER OF LOANS SERVICED AT DECEMBER 31, 1997

                                                          NUMBER
ORGANIZATION                                             OF LOANS       RANK
-----------------------------------------------          --------       ----
GMAC Commercial Mortgage                                  30,457          1
Midland Commercial Funding                                13,000          2
Washington Mutual Savings Bank                             9,000          3
Southern Pacific Bank                                      5,600          4
First Union Capital Markets Group                          3,056          5
Laureate Realty Services, Inc.                               884         14
Source: Mortgage Servicing News, February 1999


B&C LENDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
(dollars in millions)

                                                                        MARKET
LENDER                                                    VOLUME        SHARE        RANK
---------------------------------------------------       -------       ------       ----
Associates First Capital                                  $ 7,858        6.5%          1
Household Financial Services                                6,989        5.8%          2
ContiMortgage Corp.                                         6,069        5.1%          3
IMC Mortgage Company                                        5,500        4.6%          4
The Money Store                                             5,291        4.4%          5
RBMG, INC.                                                    418        0.4%
Source: Inside B&C Lending, November 23, 1998


WHERE WE ARE

We have grown to be ranked among the nation's leaders in the mortgage industry. For the year ended December 31, 1998, RBMG was ranked as the 7th largest correspondent originator, the 12th largest GSE securitization issuer and the 17th largest residential mortgage originator. For the year ended December 31, 1997, Laureate Realty Services was ranked as the 14th largest commercial mortgage servicer in the United States. RBMG is also an unranked originator and seller of subprime loans and an unranked originator, seller and servicer of small-ticket commercial equipment leases with plenty of room to grow.

TOP CORRESPONDENT ORIGINATORS FOR THE YEAR ENDED DECEMBER 31, 1998 (dollars in billions)

                                                       CORRESPONDENT            TOTAL
RANK             LENDER                                  BUSINESS           ORIGINATIONS
----------------------------------------------------------------------------------------
  1   Chase Manhattan & Affiliates                        $45.17                $85.14
  2   Norwest Mortgage                                     39.58                109.45
  3   Countrywide Credit Industries                        29.33                 87.08
  4   HomeSide Lending, Inc.                               22.66                 26.88
  5   Fleet Mortgage Corp.                                 19.84                 30.27
  7   Resource Bancshares
      Mortgage Group, Inc.                                $11.67                $15.56
Source: Inside Mortgage Finance, February 12,1999


TOP GSE SECURITIZATION ISSUERS
FOR THE YEAR ENDED DECEMBER 31, 1998
(dollars in millions)

LENDER                                               VOLUME        RANK
----------------------------------------------       -------       ----
Norwest Mortgage, Inc.                               $72,344         1
Countrywide Home Loans, Inc.                          55,383         2
Chase Manhattan Mortgage                              32,742         3
Fleet Mortgage Corp.                                  24,892         4
Homeside Lending, Inc.                                16,668         5
RBMG, INC.                                            11,544        12
Source: Mortgage Marketplace, February 1, 1999


TOP MORTGAGE ORIGINATORS
FOR THE YEAR ENDED DECEMBER 31, 1998
(dollars in billions)

                                                                         MARKET
LENDER                                                       VOLUME      SHARE      RANK
------------------------------------------------------       -------     ------     ----
Norwest Mortgage, Inc.                                       $109.50      7.7%        1
Countrywide Credit Industries                                  87.08      6.1%        2
Chase Manhattan & Affiliates                                   85.14      6.0%        3
Bank of America Mortgage & Affiliates                          79.10      5.5%        4
Washington Mutual                                              42.89      3.0%        5
RBMG, INC.                                                     15.56      1.1%       17
Source: Inside Mortgage Finance, January 22, 1999

Page four:

RETURN ON ASSETS/RETURN ON EQUITY*

                ROA -              ROE -
             (RETURN ON         (RETURN ON
YEAR          ASSETS)             EQUITY)
------------------------------------------
1993            4.81%              38.50%
1994            5.25%              25.98%
1995            1.95%              17.00%
1996            2.22%              16.78%
1997            2.29%              16.34%
1998            2.68%              20.61%

*Amounts reflect operating amounts only. Excluded are the impact of non-recurring charges reported in 1996 and 1997 and non-recurring income reported in 1998.


NET OPERATING INCOME*

              AGENCY-
             ELIGIBLE
            RESIDENTIAL         SUBPRIME
            PRODUCTION         RESIDENTIAL        COMMERCIAL
YEAR        & SERVICING        PRODUCTION          MORTGAGE       LEASING     CONSOLIDATED
------------------------------------------------------------------------------------------
1993          $17,580               N/A                N/A           N/A        $17,580
1994           18,043               N/A                N/A           N/A         18,043
1995           14,219               N/A                N/A           N/A         14,219
1996           22,815               N/A                N/A           N/A         22,815
1997           25,070           $ 2,969                N/A           N/A         28,039
1998           34,111            11,725            $ 1,152         $ 662         47,650


DILUTED OPERATING EARNINGS PER SHARE *

              AGENCY-
             ELIGIBLE
            RESIDENTIAL         SUBPRIME
            PRODUCTION         RESIDENTIAL        COMMERCIAL
YEAR        & SERVICING        PRODUCTION          MORTGAGE       LEASING     CONSOLIDATED
------------------------------------------------------------------------------------------
1993          $ 0.76                N/A                N/A             N/A       $ 0.76
1994            1.10                N/A                N/A             N/A         1.10
1995            0.86                N/A                N/A             N/A         0.86
1996            1.17                N/A                N/A             N/A         1.17
1997            1.21              $0.14                N/A             N/A         1.35
1998            1.45               0.50              $0.05           $0.03         2.03

WHERE WE ARE GOING

         We believe secondary markets for subprime mortgage loans will continue to mature, and we plan to be a part of making efficient access available. If we are correct, subprime operations should provide us with strong growth and high returns for the foreseeable future.

         Beyond just residential mortgage loans, our business strategy can be applied to other financial products. Any product traditionally originated through costly retail branch infrastructures that can be sold into a relatively well-developed secondary market has potential. As opportunities arise, we will pursue further diversification of our basic strategies across new products and markets.

         Your management team and Board of Directors are confident in the future of RBMG as evidenced by our cash dividend increase of 233% from our first dividend paid in 1996 to our latest cash dividend paid in 1998.

         Our performance aspirations for the next five years are to:

         -- Increase annual diluted earnings per share by 12%-15%; -- Achieve return on average equity above 18%; and -- Achieve a return on average assets above 2%.

         We are confident that if we continue to meet our performance aspirations our shareholders will be rewarded as our market capitalization increases.

         I look forward to reporting on our progress and growth in the years ahead. We appreciate your confidence, interest and support.


Edward J. Sebastian
Chairman and Chief Executive Officer
March 10, 1999

Page five:

MARKET PRICE

                   MARKET
DATE               PRICE*
--------          -------
12/31/98          $ 16.56
12/31/97            16.31
12/31/96            13.57
12/31/95            12.68
12/31/94             7.71
* Closing price of stock based upon NASDAQ.


MARKET CAPITALIZATION

                MARKET
DATE             CAP
--------      ---------
12/31/98      $ 380,893
12/31/97        380,892
12/31/96        274,783
12/31/95        207,286
12/31/94        122,054

"Overall, Resource Bancshares continues to produce record results. Production levels remain high and the servicing portfolio continues to grow despite the current prepay environment and continued servicing sales."

RICHARD X. BOVE
Raymond James & Associates
December 22, 1998

Resource Bancshares Mortgage Group, Inc.

         DIVISIONAL ANALYSIS OF PRE-TAX FUNDS GENERATED FROM OPERATIONS

     The analyses which follow are included solely to assist investors in obtaining a better understanding of the material elements of the Company's funds generated by operations at a divisional level. It is intended as a supplement, and not an alternative to, and should be read in conjunction with the Consolidated Statement of Cash Flows which provides information concerning elements of the Company's cash flows.

Summary

         On a combined divisional basis, for 1998 and 1997, the Company generated approximately $51.5 million and $36.0 million, respectively, of operating funds. These funds are summarized by division in the table below and explained in more detail in the sections which follow.


                (dollars in thousands)           For the Year Ended December 31,
                                                 -------------------------------
                                                   1998                   1997
                                                 -------                --------
                Agency-eligible production       $27,256                $30,425
                Agency-eligible servicing         28,282                 19,928
                Subprime production               (7,052)               (14,374)
                Commercial mortgage                1,582                    N/A
                Leasing                            1,407                    N/A
                                                 =======                =======
                                                 $51,475                $35,979
                                                 =======                =======

     Except for the subprime division, each of the Company's divisions produced positive operating funds. The combined positive operating funds were invested to reduce indebtedness, to pay dividends, to repurchase stock and to purchase fixed assets.

Agency-eligible production

     Generally, the Company purchases agency-eligible mortgage loans which are resold with the rights to service the loans being retained by the Company. The Company then separately sells a large percentage of the servicing rights

Page six:

so produced. At the time loans are sold, current accounting principles require capitalization of the estimated fair value of the retained mortgage servicing rights. Accordingly, amounts reported as gains on sale of agency-eligible mortgage loans may not represent positive funds flow to the extent that the associated servicing rights are not sold for cash but are instead retained and capitalized. In this context, the table below reconciles the major elements of pre-tax operating funds flow allocable to agency-eligible production activities.


         (dollars in thousands)                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                     1998                   1997
                                                                  ---------              --------
         Income before income taxes                               $  51,593              $ 31,130
         Deduct:
              Net gain on sale of mortgage loans, as reported      (134,472)              (89,358)
         Add back:
              Cash gains on sale of mortgage loans                   40,220                39,139
              Cash gains on sale of mortgage servicing rights        66,374                46,554
              Depreciation                                            3,541                 2,960
                                                                  =========              ========
                                                                  $  27,256              $ 30,425
                                                                  =========              ========


     During 1998 and 1997, reported gains on sale of mortgage loans exceeded actual cash gains from sales of mortgage loans and servicing rights by approximately $27.9 million and $3.7 million, respectively. This excess is primarily attributable to the decision to increase the size of the mortgage servicing portfolio through strategic retention of certain of the servicing rights produced during the periods. Specifically, during 1998 the Company retained servicing rights related to approximately $4.1 billion or 28% of the mortgage loans produced and sold during the period ($15.0 billion of loans were produced and sold while servicing rights were sold on only $10.9 billion of such loans). As a consequence of these strategic investment decisions, the underlying unpaid principle balance of loans being serviced increased approximately $2.8 billion (from $7.1 billion to $9.9 billion) during the period. After consideration of these investments and adjustment for non-cash depreciation, agency eligible mortgage production activities generated approximately $27.3 million and $30.4 million of pre-tax operating funds flow during 1998 and 1997, respectively.

Agency-eligible servicing

     The Company's current strategy is to position itself as a national supplier of agency-eligible servicing rights to the still consolidating mortgage servicing industry. Accordingly, the Company generally sells a significant percentage of its produced mortgage servicing rights to other approved servicers under forward committed bulk purchase agreements. Even so, the Company maintains a relatively small mortgage servicing portfolio. As discussed above, mortgage servicing rights produced or purchased are initially capitalized and subsequently must be amortized to expense. Much like depreciation, such amortization charges are "non-cash." In this context, the table below reconciles the major elements of pre-tax operating funds flow allocable to agency-eligible mortgage servicing activities.


    (dollars in thousands)                                               FOR THE YEAR ENDED DECEMBER 31
                                                                         ------------------------------
                                                                           1998                   1997
                                                                         -------                -------
    Income before income taxes                                           $ 1,829                $ 9,310
    Deduct:
         Net gain on sale of mortgage servicing rights, as reported       (1,753)                (7,955)
    Add back:
         Amortization and provision for impairment of mortgage
           servicing rights                                               27,897                 18,315
         Depreciation                                                        309                    258
                                                                         =======                =======
                                                                         $28,282                $19,928
                                                                         =======                =======

     During 1998 and 1997, the Company reported gains on servicing rights of approximately $1.8 million and $8.0 million, respectively. This reported amount is deducted above because the cash consequences of servicing sales are considered as a component of agency-eligible mortgage production activities. After consideration of adjustments for non-cash amortization and depreciation

Page seven:

charges, agency-eligible mortgage servicing activities generated approximately $28.3 million and $19.9 million of pre-tax operating funds flow during 1998 and 1997, respectively.

Subprime production

     Generally, the Company purchases subprime loans through a wholesale broker network. The Company then separately sells or securitizes the loans so produced. At the time loans are securitized, existing accounting principles require capitalization of the estimated fair value of future cash flows to be received in connection with retention by the Company of a residual interest in the securitized loans. Accordingly, amounts reported as gains on sale of subprime mortgage loans may not represent cash gains to the extent that associated residual interests are retained and capitalized. In this context, the table below reconciles the major elements of pre-tax operating funds flow allocable to subprime mortgage production activities.


         (dollars in thousands)                                        FOR THE YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                          1998                  1997
                                                                       ---------              --------
         Income before income taxes                                    $ 18,381               $  4,794
         Deduct:
              Net gain on sale of subprime loans, as reported           (27,980)               (14,012)
         Add back:
              Accretion income on residuals                              (3,425)                  (299)
              Cash gains on sale of whole subprime loans                 11,625                  1,814
              Cash loss on securitization of subprime loans              (6,509)                (7,015)
              Depreciation and amortization of goodwill and
                  intangibles                                               856                    344
                                                                       ---------              --------
                                                                       $ (7,052)              $(14,374)
                                                                       =========              ========

     During 1998 and 1997, reported gains on sale exceeded actual cash gains from loan sales by approximately $ 16.4 million and $12.2 million, respectively. This excess is attributable to the decision to securitize approximately $325 million and $172 million of loans during 1998 and 1997, respectively, which resulted in non-cash capitalization of approximately a $22.2 million and $19.2 million residual interest, respectively. Overall, the subprime division operated on a negative operating funds flow basis in 1998 and 1997.

Commercial mortgage

     Generally, the Company originates commercial mortgage loans for conduits, insurance companies and other investors. The Company either table funds the loans or originates the loans pursuant to pre-existing investor commitments to purchase the loans so originated. Similar to the agency-eligible operation, the Company generally retains the right to service the loans under various servicing agreements. At the time loans are sold, current accounting principles require capitalization of the estimated fair value of mortgage servicing rights produced. Accordingly, amounts reported as gains on sale of commercial mortgage loans may not represent cash gains to the extent that the associated servicing rights are not sold for cash but are instead retained and capitalized. Mortgage servicing rights initially capitalized must be amortized subsequently to expense. Much like depreciation, such amortization charges are "non-cash". In this context, the table below reconciles the major elements of pre-tax operating funds flow allocable to commercial mortgage production and servicing activities.


(dollars in thousands)                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1998                    1997
                                                                 --------                 ------
Income before income taxes                                       $ 2,104                    N/A
Deduct:
     Net gain on sale of commercial loans, as reported            (9,011)                   N/A
Add back:
     Cash gains on sale of whole commercial loans                  6,831                    N/A
     Amortization and provision for impairment of commercial
         mortgage servicing rights                                 1,335                    N/A
     Depreciation and amortization of goodwill and intangibles       323
                                                                 -------                  ------
                                                                 $ 1,582                    N/A
                                                                 =======                  ======

Page eight:

     During 1998, reported gains on sale of approximately $9.0 million exceeded actual cash gains from loan sales ($6.8 million) by $2.2 million. This excess is attributable to the retention of commercial mortgage servicing rights as a long term investment. After consideration of this and adjustment for non-cash depreciation and amortization charges, commercial mortgage production activities generated positive funds flow of approximately $1.6 million during 1998.


Leasing

     Generally, the Company originates small-ticket equipment leases for commercial customers which are retained as investments by the Company. Investments in leases originated and retained are financed through a borrowing facility at draw rates that approximate the net cash investment in the lease. Accordingly, financing activities related to growth in the balance of leases held for investment does not significantly impact operating cash flow. In this context, the table below reconciles the major elements of pre-tax operating funds flow allocable to leasing activities.


(dollars in thousands)                                              FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      1998                    1997
                                                                    -------                 -------
Income before income taxes                                          $ 1,097                   N/A
Add back:
     Depreciation and amortization of goodwill and intangibles          310                   N/A
                                                                    -------                -------
                                                                    $ 1,407                   N/A
                                                                    =======                =======

         After adjustment for non-cash depreciation and amortization charges, leasing activities generated approximately $1.4 million of positive operating funds flow during 1998.


Forbes Magazine List of The 200 Best Small Companies

In the November 2, 1998 edition of Forbes magazine, Resource Bancshares Mortgage Group, Inc. was listed as the 135th best small company. This classification was based upon financial statistics such as return on equity, debt to equity, sales growth, earnings per share growth, sales, net income, market value, earnings per share and price to earnings ratios.

1998 1000 Nasdaq Honor Roll

The Company was named to the Nasdaq 1000 Honor Roll in 1998 in the September 1998 edition of Equities Magazine. The Company made this list based upon improved ranking in four measures: assets, sales, net income and market value.

SELECTED FINANCIAL HIGHLIGHTS
($ IN THOUSANDS, EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------------------------------------
                                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                       1998              1997               1996               1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Income Statement
Net interest income                                 $    21,778      $    17,644        $   16,902         $    8,635     $    7,686
Net gain on sale of mortgage loans                      171,463          103,370            79,178             33,822          1,160
Gain on sale of mortgage servicing rights                 1,753            7,955             1,105              7,346         33,375
Servicing fees                                           43,156           30,869            28,763             24,205         14,196
Total revenues                                          243,726(1)       161,018           126,617             76,697         56,622
Salary and employee benefits                             82,406           62,235            55,578(3)          31,199         15,986
Total expenses (including taxes)                        195,055(1)       139,220(2)        106,994(3)          62,478         38,579
Net income                                               48,671(1)        21,798(2)         19,623(3)          14,219         18,043

Per Common Share Data (4)
Net income per common share - basic                 $      2.10(1)   $      1.07(2)     $     1.02(3)      $     0.88     $     1.11
Net income per common share - diluted                      2.07(1)          1.05(2)           1.00(3)            0.86           1.10
Market price per common share at year-end                 16.56            16.31             13.57              12.68           7.71
Book value per common share at year-end                   10.96             9.21              7.77               5.71           4.95
Cash dividends paid per common share                       0.29             0.13              0.06                -              -

Balance Sheet
Mortgage loans held for sale
   and mortgage-backed securities                   $ 1,441,458      $ 1,179,188        $  802,335         $1,035,229     $  119,044
Lease receivables                                       102,029           51,494              -                  -              -
Mortgage servicing rights, net                          191,022          127,326           109,815             99,912         65,840
Residual interests in subprime securitizations           45,782           19,684              -                  -              -
Total assets                                          1,969,635        1,556,929         1,028,394          1,231,097        237,631
Total long-term borrowings                                6,364            6,461              -                 65,530        22,000
Total liabilities                                     1,717,477        1,341,790           871,093          1,137,693        157,017
Stockholders' equity                                    252,158          215,139           157,301             93,404         80,614

Statistics
Total mortgage loan and lease production            $16,540,016      $10,777,294        $9,995,725         $7,135,774     $2,875,265
Total agency-eligible servicing
  portfolio (including subservicing)                 13,595,736       10,195,354         8,658,742          7,821,736      5,876,508
Commercial mortgage loan servicing
   portfolio                                          3,255,458        2,760,238              -                  -              -
Managed lease servicing portfolio                       136,521(5)       123,509(5)           -                  -              -
Return on average assets                                  2.73%(1)         1.78%(2)          1.91%(3)           1.95%          5.25%
Return on average equity                                 21.01%(1)        12.82%(2)         14.43%(3)          17.00%         25.98%


(1) Includes a non-recurring gain totaling $1,490 pre-tax or $917 after-tax. Exclusive thereof, total revenues, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $242,236, $194,482, $47,754, $2.07, $2.03, 2.68% and 20.61%, respectively.
(2) Includes non-recurring and special charges totaling $10,147 pre-tax or $6,241 after-tax. Exclusive thereof, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $132,979, $28,039, $1.37, $1.35, 2.29% and 16.34%, respectively.
(3) Includes a non-recurring charge totaling $5,190 pre-tax or $3,192 after-tax. Exclusive thereof, salary and employee benefits, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $50,388, $103,802, $22,815, $1.19, $1.17, 2.22% and 16.78%, respectively.
(4) Source of market price is Nasdaq.
(5) Managed lease servicing portfolio consists of $98,956 and $49,104 of leases owned by the Company and $37,565 and $74,405 of leases serviced for investors as of December 31, 1998 and December 31, 1997, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Statements included in this discussion and analysis (or elsewhere in this annual report) which are not statements of historical fact are intended to be, and are hereby identified as, "forward looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following which are described herein or in the Company's Annual Report on Form 10-K for the year ended December 31, 1998: (i) interest rate risks, (ii) changes in economic conditions,
(iii) competition, (iv) possible changes in regulations and related matters, (v) litigation affecting the mortgage banking business, (vi) delinquency and default risks, (vii) changes in the market for servicing rights, mortgage loans and lease receivables, (viii) environmental matters, (ix) changes in the demand for mortgage loans and leases, (x) changes in the value of residual interests in subprime securitizations, (xi) prepayment risks, (xii) Year 2000 risks, (xiii) possible changes in accounting estimates and (xiv) availability of funding sources and other risks and uncertainties, discussed elsewhere herein, in the Company's Annual Report on Form 10-K for the year ended December 31, 1998; or from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statements.

THE COMPANY

        The Company was organized to acquire and operate the residential mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the residential mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. Following the offering, RBC retained a significant ownership interest in the Company. On December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of the Company's common stock for all of the outstanding stock of RBC.

        The Company is now a diversified financial services company engaged primarily in the business of mortgage banking, through the purchase (via a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family, first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, the Company originates, sells and services small-ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.

LOAN AND LEASE PRODUCTION

        The Company purchases agency-eligible residential mortgage loans from its correspondents and through its wholesale division and, until the sale of its retail production platform in May 1998, originated mortgage loans through its retail division. The Company also purchases and originates subprime mortgage loans and commercial mortgage loans and leases small-ticket equipment items.

        A summary of production by source for the periods indicated is set forth below:

($ IN THOUSANDS)                                      FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------------
                                                 1998              1997            1996
                                              -----------      -----------      ----------
Agency-Eligible Loan Production:
    Correspondent                             $11,666,560      $ 7,893,583      $7,915,323
    Wholesale                                   3,023,961        1,868,726       1,411,643
    Retail                                        264,059          675,411         668,759
                                              -----------      -----------      ----------
Total Agency-Eligible Loan Production          14,954,580       10,437,720       9,995,725
Subprime Loan Production                          607,664          339,574
Commercial Mortgage (for Investors
       and Conduits) Loan Production              899,674
 Lease Production                                  78,098
                                              -----------      -----------      ----------
Total Mortgage Loan and Lease Production      $16,540,016      $10,777,294      $9,995,725
                                              ===========      ===========      ==========

        Initially, the Company was focused exclusively on purchasing agency-eligible mortgage loans through its correspondents. In order to diversify its sources of loan volume, the Company started a wholesale operation in 1994, a retail operation in 1995 and a subprime division in 1997. Management anticipates that its higher margin wholesale and subprime production will continue to account for an increasing percentage of total mortgage loan production as those divisions are expanded more rapidly than correspondent operations. Historically, correspondent operations have accounted for a diminishing percentage of the Company's total production (71% for 1998, 73% for 1997 and 79% for 1996). Wholesale and subprime production accounted for 18% and 4%, respectively, of the Company's 1998 total production. In order to further diversify its sources of production and revenue, the Company acquired RBC in December 1997. Through RBC, the Company originates small-ticket commercial equipment leases and commercial mortgage loans. These two new sources of production accounted for 6% of the Company's total 1998 production.

         A summary of key information relevant to industry loan production activity is set forth below:

($ IN THOUSANDS)                                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------
                                                                 1998                1997               1996
                                                            --------------       ------------       ------------

U. S. 1-4 Family Mortgage Originations Statistics (1):

      U. S. 1-4 Family Mortgage Originations                $1,470,000,000       $857,000,000       $785,000,000
      Adjustable Rate Mortgage Market Share                            14%                22%                26%
      Estimated Fixed Rate Mortgage Originations             1,264,000,000        668,000,000        581,000,000

Company Information:
      Residential Loan Production                           $   15,562,244       $ 10,777,294       $  9,995,725
      Estimated Company Market Share                                 1.06%              1.26%              1.27%

(1) Source:  Mortgage Bankers Association of America, Economics Department.

         The Company's total residential mortgage production increased by 44% between 1997 and 1998. The increase is a direct result of the nationwide 72% increase in 1-4 family mortgage originations from 1997 to 1998. The decrease in the Company's estimated market share of U.S. mortgage originations from 1.26% for 1997 to 1.06% for 1998 is primarily due to the Company's focus on improved agency-eligible profitability margins and concentration on expansion of its subprime, wholesale, commercial mortgage and leasing production. In spite of the loss of market share, the Company remained among the nation's top 20 mortgage originators for the fourth consecutive year.

         The Company's 8% production increase from 1996 to 1997 corresponds with a 9% nationwide production increase for the same period. The Company's estimated market share of the U.S. 1-4 family mortgage originations remained essentially constant for 1997.

Correspondent Loan Production

         The Company purchases closed mortgage loans through its network of approved correspondent lenders. Correspondents are primarily mortgage lenders, larger mortgage brokers and smaller savings and loan associations and commercial banks that have met the Company's approval requirements.

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

         A summary of key information relevant to the Company's correspondent loan production activities is set forth below:

   ($ IN THOUSANDS)                                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------
                                                      1998             1997             1996
                                                  -----------       ----------       ----------
   Correspondent Loan Production                  $11,666,560       $7,893,583       $7,915,323
   Estimated Correspondent Market Share  (1)            0.79%            0.92%            1.01%
   Approved Correspondents                                852              919              871
   Correspondent Division Expenses                $    68,975       $   47,618       $   44,430

(1) Source:  Mortgage Bankers Association of America, Economics Department.

        The Company's correspondent loan production increased by 48% to $11.7 billion for 1998 from $7.9 billion for 1997. This increase is primarily a result of the 72% increase in nationwide mortgage originations for 1998. The Company's production remained relatively constant in 1997 as compared to 1996. The Company's correspondent market share decreased to 0.79% for 1998 as compared to 0.92% for 1997 and 1.01% for 1996. The decrease in correspondent market share since 1996 is primarily due to the Company's efforts to maintain its core competency as a correspondent loan originator while devoting its resources to expanding or diversifying into the higher margin wholesale, subprime, commercial mortgage and leasing production channels. The number of approved correspondent lenders decreased 7% in 1998 and increased 6% in 1997 as the Company focused on maintenance of those correspondent relationships most compatible with the Company's overall business strategies.

Wholesale Loan Production

        The wholesale division receives loan applications through brokers, underwrites the loans, funds the loans at closing and prepares all closing documentation. The wholesale branches handle all shipping and follow-up procedures on loans. Typically mortgage brokers are responsible for taking applications and accumulating the information precedent to the Company's processing of the loans. Although the establishment of wholesale branch offices involves the incurrence of fixed expenses associated with maintaining those offices, wholesale operations also provide for higher profit margins than correspondent loan production. Additionally, each branch office can serve a relatively sizable geographic area by establishing relationships with large numbers of independent mortgage loan brokers who bear much of the cost of identifying and interacting directly with loan applicants.

        A summary of key information relevant to the Company's wholesale production activities is set forth below:

($ IN THOUSANDS)                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                     1998             1997             1996
                                                  ----------       ----------       ----------
Wholesale Loan Production                         $3,023,961       $1,868,726       $1,411,643
Estimated Wholesale Market Share (1)                    0.21%            0.22%            0.18%
Wholesale Division Direct Operating Expenses      $   16,037       $   11,540       $    8,540
Approved Brokers                                       3,401            3,046            2,322
Number  of Branches                                       15               15               13
Number of Employees                                      161              146              126

(1) Source:  Mortgage Bankers Association of America, Economics Department.

        The 62% ($1.1 billion) increase in wholesale loan production, from $1.9 billion in 1997 to $3.0 billion in 1998, resulted primarily from the Company's expansion of its wholesale production channel and the 72% nationwide increase in loan production. The Company's wholesale market share remained relatively constant for 1998. The increase in direct operating expenses for the wholesale division was primarily a result of the increased production. Wholesale division direct operating expenses as a percentage of production decreased from 62 basis points in 1997 to 53 basis points in 1998 as higher volumes better leveraged the direct operating expenses.

        The 32% ($0.5 billion) increase in wholesale loan production, from $1.4 billion in 1996 to $1.9 billion in 1997, resulted primarily from a 9% nationwide increase in loan production, the addition of two new branches during the year and realization of a full year's production from three branches added during 1996. As a result, the Company's wholesale market share increased 22% for 1997. The increase in direct operating expenses for the wholesale division was primarily a result of the increased production. Wholesale division direct operating expenses as a percentage of production increased slightly from 60 basis points in 1996 to 62 basis points in 1997.

        Strategically, management anticipates focusing in the near term on expanding its wholesale presence nationwide due to the relatively higher margins attributable to this channel. Accordingly, management anticipates that the wholesale division will continue to account for an increasing percentage of the Company's total loan production.

Retail Loan Production

         Effective May 1, 1998, the Company sold its retail production franchise to CFS Bank. Historically, the Company has focused on accumulation of loan production through third-party correspondent and wholesale broker channels because of the relatively lower fixed expenses and capital investments required, among other reasons. Management believes the sale of the retail operation has allowed the Company to refocus on its core competency as a correspondent and wholesale mortgage lender. The following is a schedule of the gain recognized in 1998 on the sale of the retail production franchise:

        -----------------------------------------------------------------------
        Cash proceeds                                                  $ 5,503
        Investment banking, legal and other advisory fees                 (533)
        Severance and other transaction costs                           (1,980)
                                                                      ---------
        Net proceeds                                                     2,990
        Basis in assets sold                                            (1,500)
                                                                      ---------
        Net pre-tax gain on sale of retail production franchise       $  1,490
        --------------------------------------------------------------=========

        A summary of key information relevant to the Company's retail production activities is set forth below:

($ IN THOUSANDS)                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                ----------------------------------------
                                                   1998            1997           1996
                                                ---------       ---------      ---------

Retail Loan Production                          $ 264,059       $ 675,411      $ 668,759
Retail Division Direct Operating Expenses       $   6,002       $  16,626      $  15,963

        The primary cause of the variations between 1998 and 1997 observed above relates to the sale of the retail production platform effective May 1, 1998. Retail loan production remained essentially constant between 1996 and 1997. Retail division direct operating expenses as a percentage of production also remained relatively constant at 246 basis points for 1997 as compared to 239 basis points for 1996.

Subprime Loan Production

        In 1997, the Company began its initial expansion into subprime lending activities. In connection therewith, the Company acquired Meritage Mortgage Corporation (Meritage), a wholesale producer of subprime mortgage loans, in April 1997.

        Management anticipates continuing near term increases in subprime production volumes as subprime operations introduced and made available through the Company's existing 15-branch agency-eligible wholesale network reach full-year production levels. In the future, the Company also plans to offer select subprime loan products through its existing nationwide correspondent production channel.

        A summary of key information relevant to the Company's subprime production activities is set forth below:

($ IN THOUSANDS)                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------
                                                     1998               1997          1996
                                                 ------------       ------------     ----------
U.S. Subprime Mortgage Originations (1)          $160,000,000       $125,000,000       N/A
Subprime Loan Production                         $    607,664       $    339,574       N/A
Estimated Subprime Market Share (1)                      0.38%              0.27%      N/A
Subprime Division Direct Operating Expenses      $     19,896       $     10,486       N/A
Number of Brokers                                       1,830                661       N/A
Number of Employees                                       271                139       N/A

(1) Source: Amounts projected based upon Inside B&C Lending, issue dated November 23, 1998.

        Subprime loan production increased by 79% to $607.7 million for 1998 as compared to $339.6 million during 1997. This increase is partially attributable to a 28% increase in nationwide subprime originations in 1998, but is primarily due to expansion of the Company's subprime operations during 1998.

Commercial Mortgage Production

        In connection with its acquisition of RBC on December 31, 1997, the Company acquired RBC's subsidiary, Laureate Capital, formerly known as Laureate Realty Services, Inc. (Laureate). Laureate originates commercial mortgage loans for various insurance companies and other investors. Commercial mortgage loans are generally originated in the name of the investor and, in most instances, Laureate retains the right to service the loans under a servicing agreement.

        A summary of key information relevant to the Company's commercial mortgage production activities is set forth below:

               ($ IN THOUSANDS)                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------
                                                      1998       1997      1996
                                                    --------    ------    ------

                Commercial Mortgage Production      $899,674      N/A      N/A
                Commercial Mortgage Division
                  Operating Expenses                $ 11,231      N/A      N/A
                Number of Branches                        12      N/A      N/A
                Number of Employees                       81      N/A      N/A

Lease Production

        Through RBC's leasing division, Republic Leasing, acquired on December 31, 1997, the Company originates and services small-ticket equipment leases. Substantially all of Republic Leasing's lease receivables are acquired from independent brokers throughout the continental United States and referrals from independent banks.

        A summary of key information relevant to the Company's lease production activities is set forth below:

               ($ IN THOUSANDS)                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                         1998      1997      1996
                                                       -------    ------   -------

                Lease Production                       $78,098      N/A      N/A
                Lease Division Operating Expenses      $ 5,307      N/A      N/A
                Number of Brokers                          218      N/A      N/A
                Number of Employees                         66      N/A      N/A

SERVICING

Agency-Eligible Mortgage Servicing

        Agency-eligible mortgage servicing includes collecting and remitting mortgage loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections of the mortgaged premises as required, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans.

        The Company is somewhat unique in that its strategy is to sell substantially all of its produced agency-eligible mortgage servicing rights to other approved servicers. In that regard, the Company believes it is the largest national supplier of agency-eligible servicing rights to the still consolidating mega-servicers. Typically, the Company sells its mortgage servicing rights within 90 to 180 days of purchase or origination. However, for strategic reasons, the Company also strives to maintain a servicing portfolio whose size is determined by reference to the Company's cash operating costs which, in turn, are largely determined by the size of its loan production platform. By continuing to focus on the low-cost correspondent and wholesale production channels, the Company is able to reduce the cash operating costs of its loan production platform and thus the size of its loan servicing operation.

        A summary of key information relevant to the Company's loan servicing activities is set forth below:

 ($ IN THOUSANDS)                                           AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------------
                                                         1998                1997              1996
                                                     ------------       ------------       -----------

Underlying Unpaid Principal Balances:
      Beginning Balance *                            $  7,125,222       $  6,670,267       $ 5,562,930
      Agency-Eligible Loan Production (net of
         servicing-released production)                14,917,193         10,557,994         9,912,365
      Net Change in Work-in-Process                       604,131             26,007           535,847
      Bulk Acquisitions                                   122,467            774,097         1,354,592
      Sales of Servicing                              (10,922,288)        (9,699,058)       (9,521,451)
      Paid-In-Full Loans                               (1,639,776)          (709,052)         (504,312)
      Amortization, Curtailments and Other, net          (341,849)          (495,033)         (669,704)
                                                     ------------       ------------       -----------
      Ending Balance*                                   9,865,100          7,125,222         6,670,267
      Subservicing Ending Balance                       3,730,636          3,070,132         1,988,475
                                                     ------------       ------------       -----------
Total Underlying Unpaid Principal Balances           $ 13,595,736       $ 10,195,354       $ 8,658,742
                                                     ============       ============       ===========

* These numbers and statistics apply to the Company's owned agency-eligible servicing portfolio and therefore exclude the subservicing portfolio.

        Of the $9.9 billion, $7.1 billion and $6.7 billion unpaid principal balance at December 31, 1998, 1997 and 1996, approximately $5.5 billion, $4.2 billion and $4.9 billion, respectively, are classified as available-for-sale, while $4.4 billion, $2.9 billion and $1.8 billion, respectively, are classified as held-for-sale.

        A summary of agency-eligible servicing statistics follows:

 ($ IN THOUSANDS)                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                --------------------------------------------
                                                    1998              1997           1996
                                                -----------       ----------      ----------
Average Underlying Unpaid Principal Balances
    (including subservicing)                    $11,864,513       $9,468,730      $8,814,560
Weighted Average Note Rate*                           7.20%            7.69%           7.92%
Weighted Average Servicing Fee*                       0.42%            0.40%           0.39%
Delinquency (30+ days) Including
   Bankruptcies and Foreclosures*                     2.01%            3.66%           3.75%
Number of Servicing Division Employees                  151              143             128

* These numbers and statistics apply to the Company's owned agency-eligible servicing portfolio and therefore exclude the subservicing portfolio.

        The $2.4 billion, or 25%, increase in the average underlying unpaid principal balance of agency-eligible mortgage loans being serviced for 1998 as compared to 1997 is primarily related to the Company's increased loan production volumes during the latter part of 1997 and during 1998 compared to the same periods of the prior years. Since the Company generally sells servicing rights related to the agency-eligible loans it produces within 90 to 180 days of purchase or origination, increased production volumes generally result in a higher volume of mortgage servicing rights held in inventory pending sale. In addition during 1998, the Company decided to retain a slightly larger percentage of the servicing rights associated with its production.

Commercial Mortgage Servicing

        Laureate originates commercial mortgage loans for investors and in most cases, Laureate retains the right to service the loans. A summary of key information relevant to the Company's commercial mortgage servicing activities is set forth below:


                                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------
($ IN THOUSANDS)                                             1998                 1997             1996
                                                          ----------           ----------       ----------
Commercial Mortgage Loan Servicing Portfolio              $3,255,458           $2,760,238           N/A
Weighted Average Note Rate                                     8.11%                8.41%           N/A
Delinquencies (30+ Days)                                       0.42%                0.60%           N/A

Lease Servicing

         The Company's leasing division services leases that are owned by the Company and also services leases for investors. A summary of key information relevant to the Company's lease servicing activity is set forth below:

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               -------------------------------------
($ IN THOUSANDS)                                  1998           1997         1996
                                                --------       --------       ----
Owned Lease Servicing Portfolio                 $ 98,956       $ 49,104       N/A
Serviced For Investors Servicing Portfolio        37,565         74,405       N/A
                                                --------       --------       ---
Total Managed Lease Servicing Portfolio         $136,521       $123,509       N/A
                                                ========       ========       ===
Weighted Average Net Yield For Managed
      Lease Servicing Portfolio                    10.81%         10.77%      N/A
Delinquencies (30+ Days) Managed Lease
     Servicing Portfolio                            2.00%          3.35%      N/A


Consolidated Coverage Ratios

        A summary of the Company's consolidated ratios of servicing fees and interest income for owned leases to cash operating expenses, net of amortization and depreciation, follows:

   ($ IN THOUSANDS)                                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                        1998            1997             1996
                                                     ---------        ---------        --------

   Total Company Servicing Fees                      $  43,156        $  30,869        $ 28,763
   Net Interest Income from Owned Leases                 4,637              N/A             N/A
                                                     ---------        ---------        --------
   Total Servicing Fees and Interest from Owned
       Leases                                        $  47,793        $  30,869        $ 28,763
   Total Company Operating Expenses                  $ 167,123        $ 125,931        $ 96,069
   Total Company Amortization and
      Depreciation                                     (34,570)         (21,859)        (17,566)
                                                     ---------        ---------        --------
   Total Company Operating Expenses, Net of
      Amortization and Depreciation                  $ 132,553        $ 104,072        $ 78,503
                                                     ---------        ---------        --------
   Coverage Ratio                                           36%              30%             37%
                                                     =========        =========        ========

    The Company's coverage ratios for 1998, 1997 and 1996 at 36%, 30% and 37%, respectively, were lower than the Company's target level of between 50% and 80%. Effective May 1, 1998, the Company sold its retail production franchise, which accounted for $6.0 million of the Company's cash operating expenses for 1998. Without retail division operating expenses for 1998, the Company's coverage ratio would have been 38%. Although the servicing portfolio and servicing fees have increased, such increases have not kept pace with the pace of growth in cash operating expenses. Strategically, and in the opinion of the Company's management, market prices for servicing rights have been attractive throughout this period. Accordingly, management has consciously determined on a risk-versus-return basis to allow this ratio to move below its stated goals. Opportunistically and as market conditions permit, management would expect to bring this ratio back in line with the stated objective.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

SUMMARY BY OPERATING DIVISION

         Following is a summary of the allocated revenues and expenses for each of the Company's operating divisions (with non-recurring and special charges separately categorized) for the years ended December 31, 1998 and 1997, respectively:

($ IN THOUSANDS)
                                                                                                                  NON-
                                            MORTGAGE PRODUCTION                                                RECURRING
                                            -------------------     AGENCY-                                       AND
                                             AGENCY-               ELIGIBLE  COMMERCIAL                         SPECIAL    CONSOLI-
FOR THE YEAR ENDED DECEMBER 31, 1998*       ELIGIBLE   SUBPRIME   SERVICING   MORTGAGE   LEASING     OTHER      CHARGES      DATED
-----------------------------------------   --------   --------   ---------  ---------   --------   --------   ----------  --------
Net interest income                         $  6,680   $  9,565               $    536   $  4,637   $    360               $ 21,778
Net gain on sale of mortgage loans           134,472     27,980                  9,011                                      171,463
Gain on sale of mortgage servicing rights                         $  1,753                                                    1,753
Servicing fees                                                      37,856       3,777      1,014        509                 43,156
Other income                                   1,455        732        455          11        753        680   $   1,490      5,576
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
     Total revenues                          142,607     38,277     40,064      13,335      6,404      1,549       1,490    243,726
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Salary and employee benefits                  55,221     13,485      3,449       7,322      2,347        582                 82,406
Occupancy expense                              7,451      1,921        443         840        376        188                 11,219
Amortization and provision for impairment
     of mortgage servicing rights                                   27,897       1,335                                       29,232
General and administrative expenses           28,342      4,490      6,446       1,734      2,584        670                 44,266
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
     Total expenses                           91,014     19,896     38,235      11,231      5,307      1,440                167,123
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Income before income taxes                    51,593     18,381      1,829       2,104      1,097        109       1,490     76,603
Income tax expense                           (18,649)    (6,656)      (662)       (952)      (435)        (5)       (573)   (27,932)
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Net income (loss)                           $ 32,944   $ 11,725   $  1,167   $   1,152   $    662   $    104   $     917   $ 48,671
                                            ========   ========   ========   =========   ========   ========   =========   ========

($ IN THOUSANDS)
                                                                                                                  NON-
                                            MORTGAGE PRODUCTION                                                RECURRING
                                            -------------------     AGENCY-                                       AND
                                             AGENCY-               ELIGIBLE  COMMERCIAL                         SPECIAL    CONSOLI-
FOR THE YEAR ENDED DECEMBER 31, 1997*       ELIGIBLE   SUBPRIME   SERVICING   MORTGAGE   LEASING     OTHER      CHARGES      DATED
-----------------------------------------   --------   --------   ---------  ---------   --------   --------   ----------  --------
Net interest income                         $ 16,376   $  1,268                                                            $ 17,644
Net gain on sale of mortgage loans            89,358     14,012                                                             103,370
Gain on sale of mortgage servicing rights                         $  7,955                                                    7,955
Servicing fees                                                      30,869                                                   30,869
Other income                                   1,180                                                                          1,180
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
     Total revenues                          106,914     15,280     38,824                                                  161,018
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Salary and employee benefits                  51,456      7,754      3,025                                                   62,235
Occupancy expense                              6,429        711        318                                                    7,458
Amortization and provision for impairment
     of mortgage servicing rights                                   18,315                                                   18,315
General and administrative expenses           17,899      2,021      7,856                                     $  10,147     37,923
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
     Total expenses                           75,784     10,486     29,514                                        10,147    125,931
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Income before income taxes                    31,130      4,794      9,310                                       (10,147)    35,087
Income tax expense                           (11,833)    (1,825)    (3,537)                                        3,906    (13,289)
-----------------------------------------   --------   --------   --------   ---------   --------   --------   ---------   --------
Net income (loss)                           $ 19,297   $  2,969   $  5,773                                     $  (6,241)  $ 21,798
                                            ========   ========   ========   =========   ========   ========   =========   ========

*Revenues and expenses have been allocated on a direct basis to the extent possible. Corporate overhead expenses have been allocated to agency-eligible mortgage production. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses allocated to the Company's agency-eligible mortgage production operations.

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              -------------------------------
($ IN THOUSANDS)                                   1998             1997
                                               -----------      -----------
Net interest income                            $     6,680      $    16,376
Net gain on sale of mortgage loans                 134,472           89,358
Other income                                         1,455            1,180
                                               -----------      -----------
     Total production revenue                      142,607          106,914
                                               -----------      -----------
Salary and employee benefits                        55,221           51,456
Occupancy expense                                    7,451            6,429
General and administrative expenses                 28,342           17,899
                                               -----------      -----------
     Total production expenses                      91,014           75,784
                                               -----------      -----------
      Net pre-tax production margin            $    51,593      $    31,130
                                               -----------      -----------

Production                                     $14,954,580      $10,437,720
Pool delivery                                   14,713,137       10,212,966

Total production revenue to pool delivery           97 bps          105 bps
Total production expenses to production             61 bps           73 bps
                                               ===========      ===========
      Net pre-tax production margin                 36 bps           32 bps
                                               ===========      ===========

Summary

        Overall, the Company's net agency-eligible pre-tax production margin improved 4 basis points, or 13%, to 36 basis points while in absolute dollars it increased $20.5 million, or 66%. The production revenue to pool delivery ratio declined eight basis points, or 8%, for 1998 as compared to 1997. Generally, net gain on sale of mortgage loans (91 basis points for 1998 versus 88 basis points for 1997) improved due to better overall execution into the secondary markets. However, net interest income declined and offset this improvement due to the relatively flatter yield curve environment. The production expenses to production ratio decreased 12 basis points, or 16%, for 1998 as compared to 1997. Generally, this relates to better leverage of fixed operating expenses in the higher volume production environment for 1998 versus 1997.

    Net Interest Income

               The following table analyzes net interest income for the years ended December 31, 1998 and 1997, allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest-rate spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).

($ IN THOUSANDS)
                                                                                                                    Variance
     Average Volume        Average Rate                                       Interest                           Attributable to
----------------------------------------                              ----------------------                ----------------------
   1998         1997      1998     1997                                  1998         1997      Variance       Rate        Volume
----------------------------------------                              ------------------------------------------------------------
                                        INTEREST INCOME
                                        Mortgages Held-for-Sale and
$1,172,994   $ 917,341    6.71%   7.62%    Mortgage-Backed Securities  $ 78,718     $69,889     $ 8,829     $(10,648)     $19,477
----------------------------------------                              ------------------------------------------------------------
                                        INTEREST EXPENSE
$  457,967   $ 430,727    4.50%   4.77% Warehouse Line *               $ 20,630     $20,559     $    71     $ (1,229)     $ 1,300
   689,711     461,467    5.79%   5.69% Gestation Line                   39,958      26,245      13,713          732       12,981
    97,422      48,199    6.58%   6.56% Servicing Secured Line            6,413       3,160       3,253           26        3,227
    33,331      22,953    5.75%   6.10% Servicing Receivables Line        1,918       1,401         517         (116)         633
     8,726       4,804    8.50%   8.11% Other Borrowings                    742         389         353           35          318
                                        Facility Fees & Other Charges     2,377       1,759         618                       618
----------------------------------------                              ------------------------------------------------------------
$1,287,157   $ 968,150    5.60%   5.53% Total Interest Expense          $72,038     $53,513     $18,525     $   (552)     $19,077
----------------------------------------                              ------------------------------------------------------------
                          1.11%   2.09% Net Interest Income             $ 6,680     $16,376     $(9,696)    $(10,096)     $   400
                       =================                              ============================================================

* The interest-rate yield on the warehouse line is net of the benefit of escrow deposits.

        Net interest income from agency-eligible products decreased 59% to $6.7 million for 1998 compared to $16.4 million for 1997. The 98 basis point decrease in the interest-rate spread was primarily the result of the narrower spreads between long and short-term rates in 1998 compared to 1997. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. The Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

Net Gain on Sale of Agency-Eligible Mortgage Loans

        A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                        1998              1997
                                                                     -----------      -----------
Gross proceeds on sales of mortgage loans                            $14,921,242      $10,427,031
Initial unadjusted acquisition cost of mortgage loans sold, net
  of hedge results                                                    14,917,751       10,422,340
                                                                     -----------      -----------
Unadjusted gain on sale of mortgage loans                                  3,491            4,691
Loan origination and correspondent program administrative
 fees                                                                     36,729           34,448
                                                                     -----------      -----------
Unadjusted aggregate margin                                               40,220           39,139
Acquisition basis allocated to mortgage servicing rights
  (SFAS No. 125)                                                          93,570           49,170
Net change in deferred administrative fees                                   682            1,049
                                                                     -----------      -----------

Net gain on sale of agency-eligible mortgage loans                   $   134,472      $    89,358
                                                                     ===========      ===========

         The Company sold agency-eligible loans during 1998 with an aggregate unpaid principal balance of $14.9 billion compared to sales of $10.4 billion for 1997. The amount of proceeds received on sales of mortgage loans exceeded the initial unadjusted acquisition cost of the loans sold by $3.5 million (2 basis points) for 1998 as compared to $4.7 million (4 basis points) for 1997. The Company received loan origination and correspondent program administrative fees of $36.7 million (25 basis points) on these loans during 1998 and $34.4 million (33 basis points) during 1997. The Company allocated $93.6 million (63 basis points) to basis in mortgage servicing rights for loans sold in 1998 as compared to $49.2 million (47 basis points) during 1997 in accordance with Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Net gain on sale of agency-eligible mortgage loans increased to $134.5 million for 1998 versus $89.4 million for 1997.

Other Income

         During 1998, the Company formed a captive insurance company, MG Reinsurance Company (MG Reinsurance). MG Reinsurance is licensed as a property and casualty insurer and operates as a monoline captive insurance company assuming reinsurance for agency-eligible mortgage loans initially purchased or produced by the Company. During 1998, the Company recognized premium income of approximately $1.2 million categorized as other income in the agency-eligible production segment.

General and Administrative Expenses

         General and administrative expenses allocated to the production of agency-eligible mortgage loans increased $10.4 million to $28.3 million for 1998 as compared to $17.9 million for 1997. Provision for foreclosure and repurchase expenses increased by $5.1 million to approximately $9.7 million for 1998 primarily due to the increase in repurchase loan volumes in 1998 as compared to 1997. The balance of the increase was primarily due to the overall growth of the Company's production and servicing operations.

SUBPRIME MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses allocated to the Company's subprime mortgage production operations.

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
($ IN THOUSANDS)                                                        1998          1997
                                                                      --------      --------
Net interest income                                                   $  9,565      $  1,268
Net gain on sale of mortgage loans                                      27,980        14,012
Other income                                                               732          --
                                                                      --------      --------
     Total production revenue                                           38,277        15,280
                                                                      --------      --------
Salary and employee benefits                                            13,485         7,754
Occupancy expense                                                        1,921           711
General and administrative expenses                                      4,490         2,021
                                                                      --------      --------
     Total production expenses                                          19,896        10,486
                                                                      --------      --------
     Net pre-tax production margin                                      18,381      $  4,794
                                                                      --------      --------

Production                                                            $607,664      $292,817
Whole loan sales and securitizations                                   551,110       284,841

Total production revenue to whole loan sales and securitizations       695 bps       536 bps
Total production expenses to production                                327 bps       358 bps
                                                                      --------      --------
      Net pre-tax production margin                                    368 bps       178 bps
                                                                      ========      ========

Summary

         During 1998, the Company produced $607.7 million of subprime loans. The Company sold approximately $226.6 million (37%) of its 1998 production in whole loan transactions and delivered $324.5 million into the secondary markets through securitization transactions. Overall, the subprime division operated during 1998 at a 3.68% pre-tax production margin. At December 31, 1998 the Company had unsold subprime mortgage loans of $97.9 million. During 1997, the Company's subprime division was in its initial startup phase and $46.8 million of the subprime mortgage loan production for that period was purchased in bulk from Meritage prior to the Company's acquisition of Meritage.

Net Interest Income

         The following table analyzes net interest income for the years ended December 31, 1998 and 1997 allocated to the Company's subprime mortgage production activities in terms of rate and volume variances of the interest rate spread (the difference between interest rates earned on loans and residual certificates and interest rates paid on interest-bearing sources of funds).

($ IN THOUSANDS)
                                                                                                           Variance
    Average Volume      Average Rate                                       Interest                     Attributable to
--------------------------------------                               ------------------               -------------------
   1998       1997    1998      1997                                   1998       1997     Variance     Rate      Volume
--------------------------------------                               ----------------------------------------------------
                                      INTEREST INCOME
                                      Mortgages Held-for-Sale and
$ 142,685   $19,512  10.29%    12.37%    Residual Certificates       $ 14,684    $2,413   $ 12,271    $(2,961)  $ 15,232
--------------------------------------                               ----------------------------------------------------
$  97,534   $16,693   5.25%     6.86% Total Interest Expense         $  5,119    $1,145   $ 3,974     $(1,571)  $  5,545
--------------------------------------                               ----------------------------------------------------
                      5.04%     5.51% Net Interest Income            $  9,565    $1,268   $ 8,297     $(1,390)  $  9,687
                    ==================                               ====================================================

         Net interest income from subprime products increased 654% to $9.6 million for 1998 as compared to $1.3 million for 1997. This was primarily the result of increased subprime production volumes as subprime operations introduced and made available through the Company's existing 15 branch agency-eligible wholesale network reached full year production levels.

Net Gain on Sale and Securitization of Subprime Mortgage Loans

         A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                    1998             1997
                                                                  ---------       ---------

Gross proceeds on securitization of subprime mortgage loans       $ 318,040       $ 164,787
Initial acquisition cost of subprime mortgage loans
  securitized, net of fees
                                                                    324,549         171,802
                                                                  ---------       ---------
Unadjusted loss on securitization of subprime mortgage loans         (6,509)         (7,015)
Initial capitalization of residual certificates                      22,240          13,946
Net change in deferred administrative fees                              357             N/A
                                                                  ---------       ---------
Net gain on securitization of subprime mortgage loans             $  16,088       $   6,931
                                                                  =========       =========

         The Company assesses the fair value of residual certificates quarterly, based on an independent third party valuation. This valuation is based on the discounted cash flows expected to be available to the holder of the residual certificates. Significant assumptions used at December 31, 1998 for all residual certificates then held by the Company include a discount rate of 13%, a constant default rate of 3% and a loss severity rate of 25%, and ramping periods are based on prepayment penalty periods and adjustable rate mortgage first reset dates. Constant prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:


                                   1997-1     1997-2     1998-1       1998-2      OTHER
                                   -------    -------    -------      -------    -------
Prepayment speeds
  Fixed rate mortgages             32% cpr    30% cpr    28% cpr      28% cpr    32% cpr
  Adjustable rate mortgages        32% cpr    30% cpr    28% cpr      28% cpr    24% cpr

         The assumptions above are estimated based on current conditions for similar instruments that are subject to prepayment and credit risks. Other factors evaluated in the determination of fair value include credit and collateral quality of the underlying loans, current economic conditions and various fees and costs (such as prepayment penalties) associated with ownership of the residual certificates. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience from the assumptions used could have a significant effect on the fair value of the residual certificates.

         As summarized in the following analysis, the recorded residual values imply that the Company's securitizations are valued at 1.63 times the implied excess yield at December 31, 1998, as compared to the 1.57 multiple implied at September 30, 1998. The table below represents balances as of December 31, 1998, unless otherwise noted.

($ IN THOUSANDS)                                     SECURITIZATIONS
                                   ---------------------------------------------
                                     1997-1     1997-2      1998-1       1998-2     SUBTOTAL      OTHER         TOTAL
                                   --------    --------    --------    ---------    --------    --------      --------
Residual Certificates              $  7,997    $  9,702    $ 10,815    $  12,569    $ 41,083    $  4,700      $ 45,783
Bonds                              $ 51,778 *  $ 75,504 *  $117,977 *  $ 169,514 *  $414,773    $ 43,690 **   $458,463
                                   --------    --------    --------    ---------    --------    --------      --------
Subtotal                           $ 59,775    $ 85,206    $128,792    $ 182,083    $455,856    $ 48,390      $504,246
Unpaid Principal Balance           $ 56,636 *  $ 80,358 *  $120,358 *  $ 169,068 *  $426,420    $ 46,686 **   $473,106
                                   --------    --------    --------    ---------    --------    --------      --------
Implied Price                        105.54      106.03      107.01       107.70      106.90      103.65        106.58
                                   --------    --------    --------    ---------    --------    --------      --------

Collateral Yield                      10.39       10.03        9.76         9.70        9.87       11.30         10.02
Collateral Equivalent
   Securitization Costs               (0.72)      (0.65)      (0.60)       (0.60)      (0.63)      (0.50)        (0.61)
Collateral Equivalent
   Bond Rate                          (4.74)      (4.90)      (5.02)       (5.60)      (5.19)      (6.96)        (5.37)
                                   --------    --------    --------    ---------    --------    --------      --------
Implied Collateral
Equivalent Excess Yield                4.93        4.48        4.14         3.50        4.05        3.84          4.04
                                   --------    --------    --------    ---------    --------    --------      --------

Implied Premium Above Par              5.54        6.03        7.01         7.70        6.90        3.65          6.58
Implied Collateral
   Equivalent Excess Yield             4.93        4.48        4.14         3.50        4.05        3.84          4.04
                                   --------    --------    --------    ---------    --------    --------      --------

Multiple                               1.12 x      1.35 x      1.69 x       2.20 x      1.70 x      0.95 x        1.63x
                                   --------    --------    --------    ---------    --------    -------       --------

* Amounts were based upon trustee statements dated January 23, 1999 that covered the period ended December 31, 1998.

** Amounts were based upon trustee statements dated December 23, 1998 that covered the period ended November 30, 1998.

         The Company also sold subprime mortgage loans on a whole loan basis in 1998 and 1997. Whole loans are generally sold without recourse to third parties with the gain or loss being calculated based on the difference between the carrying value of the loans and the gross proceeds received from the purchaser less expenses. Generally, no interest in these loans is retained by the Company.

         A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:

($ IN THOUSANDS)                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                          1998            1997
                                                                        --------        --------
Gross proceeds on whole loan sales of subprime mortgage loans           $238,186        $118,817
Initial acquisition cost of subprime mortgage loans sold, net of fees
                                                                         226,561         117,003
                                                                        --------        --------
Unadjusted gain on whole loan sales of subprime mortgage loans            11,625           1,814
Residual certificate received from sale                                      N/A           5,267
Net change in deferred administrative fees                                   267             N/A
                                                                        --------        --------
Net gain on whole loan sales of subprime mortgage loans                 $ 11,892        $  7,081
                                                                        ========        ========

Other Income

         During 1997 and 1998, the Company retained residual certificates in connection with the securitization of subprime loans. These residual certificates are adjusted to approximate market value each quarter. For the year ended December 31, 1998, mark-to-market income on residuals was approximately $0.5 million. This amount is reflected as other income within the subprime division. Accretion income for 1998 and 1997 relating to residuals was approximately $3.4 million and $0.3 million, respectively, and is recorded as a component of net interest income.

AGENCY-ELIGIBLE MORTGAGE SERVICING

         Following is a comparison of the revenues and expenses allocated to the Company's agency-eligible mortgage servicing operations for the years ended December 31, 1998 and 1997:

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
($ IN THOUSANDS)                                                      1998               1997
                                                                   -----------        ----------
Loan servicing fees                                                $    37,856        $   30,869
Other income                                                               455              --
                                                                   -----------        ----------
Servicing revenues                                                      38,311            30,869
Salary and employee benefits                                             3,449             3,025
Occupancy expense                                                          443               318
Amortization and provision for impairment of mortgage
  servicing rights                                                      27,897            18,315
General and administrative expenses                                      6,446             7,856
                                                                   -----------        ----------
      Total loan servicing expenses                                     38,235            29,514
                                                                   -----------        ----------
      Net pre-tax servicing margin                                          76             1,355
Gain on sale of mortgage servicing rights                                1,753             7,955
                                                                   -----------        ----------
      Net pre-tax servicing contribution                           $     1,829        $    9,310
                                                                   ===========        ==========

Average servicing portfolio                                        $ 9,386,653        $7,470,892
Servicing sold                                                      10,922,288         9,699,058

Net pre-tax servicing margin to average servicing portfolio              0 bps             2 bps
Gain on sale of servicing to servicing sold                              2 bps             8 bps

Summary

         The ratio of net pre-tax servicing margin to the average servicing portfolio declined 2 basis points from 1997 to 1998 primarily due to relatively larger increases in amortization expense. The increased amortization expense is largely attributable to the generally higher volumes of mortgage servicing rights held-for-sale and increased prepayment speeds resulting from the generally low interest rate environment which required relatively higher periodic amortization charges. In the fourth quarter of 1998 the Company recorded a reserve for potential impairment of mortgage servicing rights of approximately $0.8 million.

         Overall, the servicing division contributed $1.8 million to 1998 pre-tax net income, a $7.5 million, or 80%, decrease over the $9.3 million contribution for 1997.

         Loan servicing fees were $37.9 million for 1998, compared to $30.9 million for 1997, an increase of 23%. This increase is primarily related to an increase in the average aggregate underlying unpaid principal balance of mortgage loans serviced to $9.4 billion during 1998 from $7.5 billion during 1997, an increase of 26%. Similarly, amortization and provision for impairment of mortgage servicing rights also increased to $27.9 million during 1998 from $18.3 million during 1997, an increase of 52%. The increase in amortization is primarily attributable to the growth in the average balance of the mortgage loans serviced and the generally higher prepay speed environment.

         Management continually assesses market prepayment trends and adjusts amortization accordingly. Management believes that the carrying value of mortgage servicing rights is reasonable in light of current market conditions. However, there can be no guarantee that market conditions will not change such that mortgage servicing rights valuations will require additional amortization or impairment charges.

         Included in loan servicing fees for 1998 and 1997 are subservicing fees received by the Company of $733 thousand and $567 thousand, respectively. The subservicing fees are associated with temporary subservicing agreements between the Company and purchasers of mortgage servicing rights.

Gain on Sale of Agency-Eligible Mortgage Servicing Rights

         A reconciliation of the components of gain on sale of agency-eligible mortgage servicing rights for the periods indicated follows:


($ IN THOUSANDS)                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                    1998                 1997
                                                                ------------         -----------
Underlying unpaid principal balances of agency-eligible
  mortgage loans on which servicing rights were sold
  during the period                                             $ 10,922,288         $ 9,181,405
                                                                ============         ===========

Gross proceeds from sales of agency-eligible mortgage
  servicing rights                                              $    256,292         $   206,868
Initial acquisition basis, net of amortization and hedge
  results                                                            189,918             160,314
                                                                ------------         -----------
Unadjusted gain on sale of agency-eligible mortgage
  servicing rights                                                    66,374              46,554
Acquisition basis allocated from agency-eligible mortgage
  loans, net of amortization (SFAS No. 125)                          (64,621)            (38,599)
                                                                ------------         -----------
Gain on sale of agency-eligible mortgage servicing rights       $      1,753         $     7,955
                                                                ============         ===========

         During 1998, the Company completed 25 sales of agency-eligible mortgage servicing rights representing $10.9 billion of underlying unpaid principal mortgage loan balances. This compares to 31 sales of agency-eligible mortgage servicing rights representing $9.2 billion of underlying unpaid principal mortgage loan balances in 1997. The unadjusted gain on the sale of agency-eligible mortgage servicing rights was $66.4 million (61 basis points) for 1998, up from $46.6 million (51 basis points) for 1997. The Company reduced this unadjusted gain by $64.6 million in 1998, versus a $38.6 million reduction in 1997, in accordance with SFAS No. 125. During 1997, certain seasoned available-for-sale agency-eligible mortgage servicing rights were sold at a relatively higher margin as compared to 1998, thus causing the decrease in gain on sale of agency-eligible mortgage servicing rights in 1998.

COMMERCIAL MORTGAGE OPERATIONS

         Following is a summary of the revenues and expenses allocated to the Company's commercial mortgage production operations.

                                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                                         -------------------------------
($ IN THOUSANDS)                                                            1998               1997
                                                                         -----------         ----------
Net interest income                                                      $       536            N/A
Net gain on sale of mortgage loans                                             9,011            N/A
Other income                                                                      11            N/A
                                                                         -----------         ----------
     Total production revenue                                                  9,558            N/A
                                                                         -----------         ----------
Salary and employee benefits                                                   7,322            N/A
Occupancy expense                                                                840            N/A
General and administrative expenses                                            1,734            N/A
                                                                         -----------         ----------
     Total production expenses                                                 9,896            N/A
                                                                         -----------         ----------
     Net pre-tax production margin                                              (338)           N/A
                                                                         -----------         ----------

Servicing fees                                                                 3,777            N/A
Amortization of mortgage servicing rights                                      1,335            N/A
                                                                         -----------         ----------
     Net pre-tax servicing margin                                              2,442            N/A
                                                                         -----------         ----------
     Pre-tax income                                                      $     2,104            N/A
                                                                         -----------         ----------



Production                                                               $   899,674            N/A
Whole loan sales                                                             875,874            N/A
Average commercial mortgage servicing portfolio                          $ 3,006,859            N/A


Total production revenue to whole loan sales                                109  BPS            N/A
Total production expenses to production                                     110  BPS            N/A
                                                                         -----------         ----------
      Net pre-tax production margin                                          (1) BPS            N/A
                                                                         -----------         ----------

Servicing fees to average commercial mortgage servicing portfolio            13  BPS            N/A
Amortization of mortgage servicing rights to average commercial
            mortgage servicing portfolio                                      4  BPS            N/A
                                                                         -----------         ----------
Net pre-tax servicing margin                                                  9  BPS            N/A
                                                                         -----------         ----------

         Laureate originates commercial mortgage loans for various insurance companies and other investors, primarily in Alabama, Florida, Indiana, North Carolina, South Carolina, Tennessee and Virginia. Substantially all loans originated by Laureate have been originated in the name of the investor, and in most cases Laureate has retained the right to service the loans under a servicing agreement with the investor. Most commercial mortgage loan servicing agreements are short-term, and retention of the servicing contract is dependent on maintaining the investor relationship.

Net Gain on Sale of Commercial Mortgage Loans

         A reconciliation of gain on sale of commercial mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                               FOR THE YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                    1998            1997
                                                                  --------        --------
Gross proceeds on sales of commercial mortgage loans              $875,874          N/A
Initial unadjusted acquisition cost of commercial mortgage
  loans sold                                                       875,874          N/A
                                                                  --------        --------
Unadjusted gain on sale of commercial mortgage loans                  --            N/A
Commercial mortgage and origination fees                             6,831          N/A
                                                                  --------        --------
Unadjusted aggregate margin                                          6,831          N/A
Initial acquisition cost allocated to basis in commercial
   Mortgage servicing rights (SFAS No. 125)                          2,180          N/A
                                                                  --------        --------
Net gain on sale of commercial mortgage loans                     $  9,011          N/A
                                                                  ========        ========

         During 1998, the commercial mortgage division originated $899.7 million and sold approximately $875.9 million in commercial mortgage loans. Commercial mortgage fees on the loans sold were $6.8 million or 78 basis points. Origination fees are generally between 50 and 100 basis points on the loan amount. In addition the commercial mortgage division allocated $2.2 million, or 25 basis points, to basis in servicing rights retained on commercial mortgage loans produced during the period.

LEASING OPERATIONS

         Following is a summary of the revenues and expenses allocated to the Company's small-ticket equipment leasing operations for the periods indicated:

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                           -------------------------------
($ IN THOUSANDS)                                               1998            1997
                                                             --------        --------
Net interest income                                          $  4,637          N/A
Other income                                                      753          N/A
                                                             --------        --------
       Leasing production revenue                               5,390          N/A
                                                             --------        --------
Salary and employee benefits                                    2,347          N/A
Occupancy expense                                                 376          N/A
General and administrative expenses                             2,584          N/A
                                                             --------        --------
      Total lease operating expenses                            5,307          N/A
                                                             --------        --------
      Net pre-tax leasing production margin                        83          N/A
                                                             --------        --------
Servicing fees                                                  1,014          N/A
                                                             --------        --------
      Net pre-tax leasing margin                             $  1,097          N/A
                                                             --------        --------

Average owned leasing portfolio                              $ 73,508          N/A
Average serviced leasing portfolio                             53,480          N/A
                                                             --------        --------
Average managed leasing portfolio                            $126,988          N/A
                                                             ========        ========

Leasing production revenue to average owned portfolio         733 BPS          N/A
Leasing operating expenses to average owned portfolio         721 BPS          N/A
                                                             --------        --------
Net pre-tax leasing production margin                          12 BPS          N/A
                                                             ========        ========

Servicing fees to average serviced leasing portfolio          190 BPS          N/A
                                                             ========        ========

         Substantially all of the Company's lease receivables are acquired from independent brokers who operate throughout the continental United States and referrals from independent banks. At December 31, 1998, the Company's managed lease servicing portfolio was $136.5 million. Of this managed lease portfolio, $98.9 million was owned and $37.6 million was serviced for investors.

Net Interest Income

         Net interest income for 1998 was $4.6 million. This is equivalent to a net interest margin of 4.35% based upon average lease receivables owned of $73.5 million and average leasing debt outstanding of $53.5 million.

NON-RECURRING AND SPECIAL CHARGES

         During 1998, the Company recognized a $1.5 million pre-tax gain ($0.9 million after-tax) on the sale of its retail production platform. During the third quarter of 1997, the Company recorded a $2.3 million pre-tax charge ($1.4 million after-tax) related to a merger agreement that was terminated, and a special pre-tax charge of $7.9 million ($4.8 million after-tax) relating to certain nonrecoverable operating receivables.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

SUMMARY BY OPERATING DIVISION

         Following is a summary of the allocated revenues and expenses for each of the Company's operating divisions (with non-recurring and special charges separately categorized) for the years ended December 31, 1997 and 1996, respectively:

($ IN THOUSANDS)                                  MORTGAGE PRODUCTION
                                                ----------------------      AGENCY-    NON-RECURRING
                                                 AGENCY -                  ELIGIBLE     AND SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1997*            ELIGIBLE     SUBPRIME     SERVICING      CHARGES     CONSOLIDATED
--------------------------------------------    ---------     --------     ---------     ---------    ------------
Net interest income                             $  16,376     $  1,268                                 $  17,644
Net gain on sale of mortgage loans                 89,358       14,012                                   103,370
Gain on sale of mortgage servicing rights                                  $   7,955                       7,955
Servicing fees                                                                30,869                      30,869
Other income                                        1,180                                                  1,180
--------------------------------------------    ---------     --------     ---------     ---------     ---------
     Total revenues                               106,914       15,280        38,824                     161,018
--------------------------------------------    ---------     --------     ---------     ---------     ---------

Salary and employee benefits                       51,456        7,754         3,025                      62,235
Occupancy expense                                   6,429          711           318                       7,458
Amortization and provision for impairment of
   mortgage servicing rights                                                  18,315                      18,315
General and administrative expenses                17,899        2,021         7,856     $  10,147        37,923
--------------------------------------------    ---------     --------     ---------     ---------     ---------
     Total expenses                                75,784       10,486        29,514        10,147       125,931
--------------------------------------------    ---------     --------     ---------     ---------     ---------
Income before income taxes                         31,130        4,794         9,310       (10,147)       35,087
Income tax expense                                (11,833)      (1,825)       (3,537)        3,906       (13,289)
--------------------------------------------    ---------     --------     ---------     ---------     ---------
Net income (loss)                               $  19,297     $  2,969     $   5,773     $  (6,241)    $  21,798
                                                =========     ========     =========     =========     =========

($ IN THOUSANDS)                                  MORTGAGE PRODUCTION
                                                ----------------------      AGENCY-    NON-RECURRING
                                                 AGENCY -                  ELIGIBLE     AND SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1996*            ELIGIBLE     SUBPRIME     SERVICING      CHARGES     CONSOLIDATED
--------------------------------------------    ---------     --------     ---------     ---------    ------------
Net interest income                             $  16,902                                              $  16,902
Net gain on sale of mortgage loans                 79,178                                                 79,178
Gain on sale of mortgage servicing rights                                  $   1,105                       1,105
Servicing fees                                                                28,763                      28,763
Other income                                          669                                                    669
--------------------------------------------    ---------     --------     ---------     ---------     ---------
     Total revenues                                96,749                     29,868                     126,617
--------------------------------------------    ---------     --------     ---------     ---------     ---------

Salary and employee benefits                       47,567                      2,821     $   5,190        55,578
Occupancy expense                                   5,462                        178                       5,640
Amortization and provision for impairment of
   Mortgage servicing rights                                                  14,934                      14,934
General and administrative expenses                15,904                      4,013                      19,917
--------------------------------------------    ---------     --------     ---------     ---------     ---------
     Total expenses                                68,933                     21,946         5,190        96,069
--------------------------------------------    ---------     --------     ---------     ---------     ---------
Income before income taxes                         27,816                      7,922        (5,190)       30,548
Income tax expense                                (10,058)                    (2,865)        1,998       (10,925)
--------------------------------------------    ---------     --------     ---------     ---------     ---------
Net income (loss)                               $  17,758                  $   5,057     $ ( 3,192)    $  19,623
                                                =========     ========     =========     =========     =========

*Revenues and expenses have been allocated on a direct basis to the extent possible. Corporate overhead expenses have been allocated to agency-eligible mortgage production. Management believes that revenues and expenses have been allocated to the respective divisions on a reasonable basis.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the direct revenues and expenses allocated to the Company's agency-eligible mortgage production operations.

                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                 -------------------------------
($ IN THOUSANDS)                                    1997                1996
                                                 -----------        -----------
Net interest income                              $    16,376        $    16,902
Net gain on sale of mortgage loans                    89,358             79,178
Other income                                           1,180                669
                                                 -----------        -----------
     Total production revenue                        106,914             96,749
                                                 -----------        -----------
Salary and employee benefits                          51,456             47,567
Occupancy expense                                      6,429              5,462
General and administrative expenses                   17,899             15,904
                                                 -----------        -----------
     Total production expenses                        75,784             68,933
                                                 -----------        -----------
      Net pre-tax production margin              $    31,130        $    27,816
                                                 -----------        -----------

Production                                       $10,437,720        $ 9,995,725
Pool delivery                                     10,212,966         10,217,622

Total production revenue to pool delivery            105 bps             95 bps
Total production expenses to production               73 bps             69 bps
                                                 -----------        -----------
      Net pre-tax production margin                   32 bps             26 bps
                                                 ===========        ===========

Summary

         The production revenue to pool delivery ratio improved 10 basis points, or 11%, for 1997 which was the primary cause of the higher net gain on sale of mortgage loans. This improvement is primarily attributable to higher initial allocations of basis to servicing rights (in accordance with the provisions of SFAS No. 125) which are related to better overall execution in the secondary markets. The full year impact of a pool insurance program implemented in late - 1996 and slightly higher 1997 pricing under the Company's forward servicing sales contracts contributed to the improved execution into the secondary market. Overall, as further discussed below, the Company allocated 47 basis points to mortgage servicing rights for 1997 as compared to 33 basis points for 1996. Although allocation of a relatively higher basis to mortgage servicing rights results in an initially higher gain on sale of mortgage loans, such increase is subsequently offset by increased amortization costs and reduced gains upon sale of the underlying mortgage servicing rights. Since the Company's policy is to sell substantially all of the mortgage servicing rights it produces, this variance has no significant net effect on the Company's net income or cash flow from operations.

         The production expenses to production ratio increased 4 basis points, or 6%, for 1997 and partially offset the above-described 10 basis point improvement. Generally, this increase is distributed across financial statement captions and is associated with staffing upgrades to support the Company's increasingly large, diverse and complex business operations as well as typical inflationary pressures on the Company's cost structure.

         As a consequence of the foregoing, the Company's net agency-eligible pre-tax production margin improved 6 basis points, or 23%, to 32 basis points while in absolute dollars it increased $3.3 million, or 12%.

    Net Interest Income

         The following table analyzes net interest income allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds).

($ IN THOUSANDS)
                                                                                                                   Variance
Average Volume              Average Rate                                      Interest                         Attributable to
-----------------------------------------                               ----------------------               ---------------------
   1997          1996     1997      1996                                   1997         1996      Variance     Rate      Volume
-----------------------------------------                               ----------------------------------------------------------
                                         INTEREST INCOME
                                         Mortgages Held-for-Sale and
$ 917,341     $ 816,597   7.62%    7.70%    Mortgage-Backed Securities   $ 69,889    $ 62,858     $ 7,031    $ (724)    $ 7,755
-----------------------------------------                               ----------------------------------------------------------
                                         INTEREST EXPENSE
$ 430,727     $ 331,356   4.77%    4.52% Warehouse Line                  $ 20,559    $ 14,993     $ 5,566    $ 1,069    $ 4,497
  461,467       462,058   5.69%    5.66% Gestation Line                    26,245      26,135         110        143        (33)
   48,199        15,336   6.56%    8.19% Servicing Secured Line             3,160       1,256       1,904       (787)     2,691
   22,953        18,639   6.10%    5.89% Servicing Receivables Line         1,401       1,098         303         49        254
    4,804         7,842   8.11%    8.50% Other Borrowings                     389         667        (278)       (20)      (258)
                                         Facility Fees & Other Charges      1,759       1,807         (48)                  (48)
-----------------------------------------                               ----------------------------------------------------------
$ 968,150     $ 835,231   5.53%    5.50% Total Interest Expense          $ 53,513    $ 45,956     $ 7,557    $   454    $ 7,103
-----------------------------------------                               ----------------------------------------------------------
                          2.09%    2.20% Net Interest Income             $ 16,376    $ 16,902     $  (526)   $(1,178)   $   652
                        =================                               ==========================================================

         Net interest income from agency-eligible product decreased 3% to $16.4 million for 1997 compared to $16.9 million for 1996. The 11 basis point decrease in the interest-rate spread was primarily the result of the narrower spreads between long- and short-term rates in 1997 compared to 1996. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. The Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

Net Gain on Sale of Agency-Eligible Mortgage Loans

         A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                          1997                  1996
                                                                       -----------        ------------
Gross proceeds on sales of mortgage loans                              $10,427,031        $ 10,307,177
Initial unadjusted acquisition cost of mortgage loans sold, net
  of hedge results                                                      10,422,340          10,296,282
                                                                       -----------        ------------
Unadjusted gain on sale of mortgage loans                                    4,691              10,895
Loan origination and correspondent program administrative
  fees                                                                      34,448              34,405
                                                                       -----------        ------------
Unadjusted aggregate margin                                                 39,139              45,300
Acquisition basis allocated to mortgage servicing rights
  (SFAS No. 122 and SFAS No. 125)                                           49,170              34,181
Net change in deferred administrative fees                                   1,049                (303)
                                                                       -----------        ------------

Net gain on sale of agency-eligible mortgage loans                     $    89,358        $     79,178
                                                                       ===========        ============

         The Company sold agency-eligible loans during 1997 with an aggregate unpaid principal balance of $10.4 billion compared to sales of $10.3 billion for 1996. The amount of proceeds received on sales of mortgage loans exceeded the initial unadjusted acquisition cost of the loans sold by $4.7 million (4 basis points) for 1997 as compared to $10.9 million (11 basis points) for 1996. The Company received loan origination and correspondent program administrative fees of $34.4 million (33 basis points) on these loans during 1997 and $34.4 million (33 basis points) during 1996. The Company allocated $49.2 million (47 basis points) to basis in mortgage servicing rights for loans sold in 1997 as compared to $34.2 million (33 basis points) during 1996 in accordance with SFAS No. 125 and SFAS No. 122. Net gain on sale of agency-eligible mortgage loans increased to $89.4 million for 1997 versus $79.2 million for 1996. This increase was primarily due to the 14 basis point increase in acquisition basis allocated to mortgage servicing rights.

         The $10.2 million increase in net gain on sale of agency-eligible mortgage loans resulted in the Company's improved production revenue to pool delivery ratio, which was partially offset by the increase in production expenses to production ratio.

SUBPRIME MORTGAGE OPERATIONS

         Following is an analysis of the direct revenues and expenses allocated to the Company's subprime mortgage production operations.

                                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
($ IN THOUSANDS)                                                          1997         1996
                                                                        --------       -----
Net interest income                                                     $  1,268        N/A
Net gain on sale of mortgage loans                                        14,012        N/A
                                                                        --------        ---
     Total production revenue                                             15,280        N/A
                                                                        --------        ---
Salary and employee benefits                                               7,754        N/A
Occupancy expense                                                            711        N/A
General and administrative expenses                                        2,021        N/A
                                                                        --------        ---
     Total production expenses                                            10,486        N/A
                                                                        --------        ---
     Net pre-tax production margin                                      $  4,794        N/A
                                                                        --------        ---

Production                                                              $292,817 *      N/A
Whole loan sales and securitizations                                     284,841        N/A

Total production revenue to whole loan sales and securitizations         536 bps        N/A
Total production cost to production                                      358 bps        N/A
                                                                        --------        ---
      Net pre-tax production margin                                      178 bps        N/A
                                                                        ========        ===

* Excludes $46.8 million of loans purchased from Meritage in the first quarter of 1997.

Summary

         During 1997, the Company produced $292.8 million of subprime loans (and acquired $46.8 million which was produced by Meritage during the first quarter of 1997 prior to its acquisition). The Company sold approximately $117.0 million (41%) of its 1997 production in whole loan transactions and delivered $167.8 million into the secondary markets through securitization transactions. Overall, the Company operated during 1997 at a 1.78% pre-tax production margin. At December 31, 1997 the Company had unsold subprime mortgage loans of $52.8 million.

Net Interest Income

($ IN THOUSANDS)
                                                                                                                   Variance
 Average Volume          Average Rate                                        Interest                         Attributable to
-----------------------------------------                               ------------------                 ---------------------
   1997      1996        1997       1996                                  1997        1996     Variance      Rate        Volume
-----------------------------------------                               --------------------------------------------------------
                                         INTEREST INCOME
                                         Mortgages Held-for-Sale and
 $ 19,512     N/A       12.37%      N/A     Residual Certificates       $ 2,413       N/A       $ 2,413     $ 2,413       N/A
-----------------------------------------                               --------------------------------------------------------
 $ 16,693     N/A        6.86%      N/A  Total Interest Expense         $ 1,145       N/A       $ 1,145      $1,145       N/A
-----------------------------------------                               --------------------------------------------------------
                         5.51%      N/A  Net Interest Income            $ 1,268       N/A       $ 1,268     $ 1,268       N/A
                       ==================                               ========================================================

         Net interest income on subprime product was $1.3 million and the interest rate spread was 551 basis points for 1997. This was primarily the result of the larger interest rate spreads possible for subprime product.

Net Gain on Sale and Securitization of Subprime Mortgage Loans

         A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                       1997          1996
                                                                    ---------        ----

Gross proceeds on securitization of subprime mortgage loans         $ 164,787         N/A
Initial acquisition cost of subprime mortgage loans
  securitized, net of fees
                                                                      171,802         N/A
                                                                    ---------         ---
Unadjusted loss on securitization of subprime mortgage loans           (7,015)        N/A
Initial capitalization of residual certificates                        13,946         N/A
                                                                    ---------         ---
Net gain on securitization of subprime mortgage loans               $   6,931         N/A
                                                                    =========         ===

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

         The Company also sold subprime mortgage loans on a whole loan basis in 1997. Whole loans are generally sold without recourse to third parties with the gain or loss being calculated based on the difference between the carrying value of the loans and the gross proceeds received from the purchaser less the cost of the sale.

         A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:

($ IN THOUSANDS)                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                          1997         1996
                                                                        --------       -----

Gross proceeds on whole loan sales of subprime mortgage loans           $118,817        N/A
Initial acquisition cost of subprime mortgage loans sold, net of
  fees                                                                   117,003        N/A
                                                                        --------        ---
Unadjusted gain on whole loan sales of subprime mortgage
  loans                                                                    1,814        N/A
Residual certificate received from sale                                    5,267        N/A
                                                                        --------        ---
Net gain on whole loan sales of subprime mortgage loans                 $  7,081        N/A
                                                                        ========        ===

AGENCY-ELIGIBLE MORTGAGE SERVICING

         Following is a summary of the direct revenues and expenses allocated to the Company's agency-eligible mortgage servicing operations for the years ended December 31, 1997 and 1996:


                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
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

Gain on Sale of Mortgage Servicing Rights

         A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:

($ IN THOUSANDS)                                                FOR THE YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                   1997                1996
                                                                -----------         -----------
Underlying unpaid principal balances of mortgage loans
  on which servicing rights were sold during the period         $ 9,181,405         $ 9,528,240
                                                                ===========         ===========

Gross proceeds from sales of mortgage servicing rights          $   206,868         $   196,406
Initial acquisition basis, net of amortization and hedge
  results                                                           160,314             164,611
                                                                -----------         -----------
Unadjusted gain on sale of mortgage servicing rights                 46,554              31,795
Acquisition basis allocated from mortgage loans, net of
  amortization (SFAS No. 122 and SFAS No. 125)                      (38,599)            (30,690)
                                                                -----------         -----------
Gain on sale of mortgage servicing rights                       $     7,955         $     1,105
                                                                ===========         ===========

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

NON-RECURRING AND SPECIAL CHARGES

         During the third quarter of 1997, the Company recorded a $2.3 million pre-tax charge ($1.4 million after-tax) related to a merger agreement that was terminated, and a special pre-tax charge of $7.9 million ($4.8 million after-tax) relating to certain nonrecoverable operating receivables. Since recording the special charge, management has further reviewed and analyzed the components of the special charge with the objective of assessing the affected accounts and determining the time periods in which the variances arose. Approximately $6.1 million of the charge relates to previously accrued interest income and primarily arose during a period beginning in mid-1994 and ending in the second quarter of 1997. Approximately $0.9 million of the charge represents unrecovered servicing advances for interim interest and escrow funds which arose during a period beginning in late 1995 and ending in early 1996. Approximately $0.9 million of the charge relates to loan discount and branch income accruals on retail loan production and arose during a period beginning in mid-1995 and ending in mid-1996.

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

FINANCIAL CONDITION

    During 1998, the Company experienced a 53% increase in the volume of production originated and acquired compared to 1997. Production increased to $16.5 billion during 1998 from $10.8 billion during 1997. The December 31, 1998, locked residential mortgage application pipeline (mortgage loans not yet closed but for which the interest rate has been locked) was approximately $1.0 billion and the application pipeline (mortgage loans for which the interest rate has not yet been locked) was approximately $0.6 billion.

    Mortgage loans held-for-sale and mortgage-backed securities totaled $1.4 billion at December 31, 1998, versus $1.2 billion at December 31, 1997, an increase of 22%. The Company's servicing portfolio (exclusive of loans under subservicing agreements) increased to $9.9 billion at December 31, 1998, from $7.1 billion at December 31, 1997, an increase of 39%.

    Short-term borrowings, which are the Company's primary source of funds, totaled $1.6 billion at December 31, 1998, compared to $1.2 billion at December 31, 1997, an increase of 28%. The increase in the balance outstanding at December 31, 1998, resulted from increased funding requirements related to the increase in the balance of mortgage loans held-for-sale and mortgage-backed securities. At December 31, 1998, there were $6.4 million in long-term borrowings, compared to $6.5 million at December 31, 1997.

    Other liabilities totaled $114.7 million as of December 31, 1998, compared to the December 31, 1997 balance of $86.6 million, an increase of $28.1 million, or 33%. The increase in other liabilities resulted primarily from an increase in the volume of loans acquired through certain correspondent funding programs of the Company.

    The Company continues to face the same challenges as other companies within the mortgage banking industry and as such is not immune from significant volume declines precipitated by a rise in interest rates or other factors beyond the Company's control.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. The Company has entered into a 364-day, $670 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1999. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $185 million, plus net income subsequent to June 30, 1998, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities to net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) its eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans and
(iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4 billion. The provisions of the agreement also restrict the Company's ability (i) to pay dividends which exceed 70% of the Company's net income or (ii) to engage significantly in any type of business unrelated to the mortgage banking business, the servicing of mortgage loans or equipment leasing.

    Additionally, the Company entered into a $230 million, 364-day term revolving credit facility with a syndicate of unaffiliated banks. An $80 million portion of the revolver facility converts in July 1999, into a four-year term loan. The facility is secured by the Company's servicing portfolio designated as "available-for-sale." A $100 million portion of the revolver facility matures in July 1999, and is secured by the Company's servicing portfolio designated as "held-for-sale." A $50 million portion of the revolver facility matures in July 1999, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit.

    The Company has also entered into a $200 million, 364-day term subprime revolving credit facility, which expires in July 1999. The facility includes covenants identical to those described above with respect to the warehouse line of credit.

    The Company was in compliance with the above-mentioned debt covenants at December 31,1998. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

     RBMG Asset Management Company, Inc. (Asset Management Co.), a wholly-owned subsidiary of the Company, and a bank entered into a master repurchase agreement dated as of December 11, 1997, pursuant to the terms of which Asset Management Co. is entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $150 million to the bank. The term of this repurchase agreement is 364 days. As of December 31, 1998 no loans had been sold under this agreement. The master repurchase agreement has been extended through April 1999 and is in the process of being renewed.

    The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1.2 billion.

    The Company entered into a $6.6 million note agreement in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those previously described.

    RBC has a 364-day $100 million credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in July 1999 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by RBC and that require RBC to maintain a minimum net worth of $40 million and a ratio of total liabilities to net worth of no more than 10.0 to 1.0.

     In 1998 the Company's Board of Directors authorized the repurchase of up to $25 million of the Company's common stock in either open market transactions or in private or block trades. Decisions regarding the amount and timing of repurchases will be made by management based upon market conditions and other factors. The repurchase authority will enable the Company to repurchase shares to meet the Company's obligations pursuant to existing stock option, dividend reinvestment and employee stock purchase and ESOP plans. The Company's primary objective is to offset the potentially dilutive effect that option exercises and stock issuances under these plans might otherwise have. Shares repurchased are maintained in the Company's treasury account and are not retired. At December 31, 1998, there were 869,378 shares held in the Company's treasury account at an average cost of $13.23 per share.

YEAR 2000

         The Company recognizes the need to address the potentially adverse impact that Year 2000 issues might have on its business operations. The Company's compliance efforts are ongoing under the guidance of the Director of Operations and involve employees throughout the Company as well as outside consultants and contractors. The Company's Year 2000 Project leadership team meets with the Company's executive management weekly and the Board of Directors is routinely updated on the status of their efforts.

OVERVIEW OF THE COMPANY'S STATE OF READINESS

         The Company has reviewed its critical information technology and non-information technology systems and summarizes its state of readiness as follows:

-- The Company uses 20 applications that were developed internally - all of these have been remediated and are now Year 2000 compliant. The remediated versions are scheduled to be placed into use in the second quarter of 1999.

-- The Company uses various applications that were purchased or are used in a service bureau relationship with third parties. Compliant versions are available for all of these applications. Some of these compliant versions have been installed with the remainder scheduled for installation during the first and second quarters of 1999.

-- The Company uses desktop software at each PC. Implementation of a standardized package that delivers Year 2000 compliant desktop software is 90% complete with the rollout of 1,200 new desktops with completion scheduled for the second quarter of 1999.

-- The Company uses computer hardware, including servers, desktop PCs and network infrastructure components. Remediation and upgrade of these units to Year 2000 compliant hardware is approximately 95% complete with completion scheduled for the second quarter of 1999. Remaining work consists primarily of installing available Microsoft and NetWare service patches.

      The Company's growth motivated a generalized review of the adequacy of the existing software environment and technological infrastructure to meet the Company's long-term operating requirements. Accordingly, during the past 18 months the Company has been working to design and prepare for implementation of Cybertek's LoanXchange Mortgage Processing System. Implementation of this Year 2000 compliant system is scheduled for the second quarter of 1999. If implemented on time, this application will replace fourteen existing applications and is expected to benefit the Company by providing enhanced functionality, reliability, performance and efficiency. Accordingly, the Company's Year 2000 compliance program continues to proceed on a dual track: (1) reaching Year 2000 compliant status with respect to the existing environment as outlined above and (2) preparing for Year 2000 compliant status with respect to the environment that will exist after implementation of the LoanXchange system.

REVIEW OF MISSION CRITICAL BUSINESS SPECIFIC YEAR 2000 COMPLIANCE STATUS

AGENCY-ELIGIBLE MORTGAGE PRODUCTION Mission critical applications include the 20 internally developed applications that have been remediated and are Year 2000 compliant. Also, two of the applications provided by third parties are mission critical. As discussed above, Year 2000 compliant versions of all mission critical applications are scheduled to be installed by the end of the second quarter of 1999. In addition, the LoanXchange system may be installed in which case Year 2000 compliant versions of all mission critical applications also will be in place.

MORTGAGE SERVICING The primary mission critical system is the Alltel servicing system which is used by the Company through a third-party service bureau relationship. Alltel has issued the Company a letter stating that it has completed modification of all systems used by the Company bringing them to Year 2000 compliance. Alltel is the largest vendor of mortgage servicing systems in the United States and is scheduled to participate in an industry sponsored testing program. The Company is monitoring the progress of this testing activity.

LAUREATE The Company operates its commercial mortgage origination and servicing business through its subsidiary, Laureate. Upgrade of Laureate's mission critical McCracken commercial mortgage servicing system to a Year 2000 compliant version is scheduled for the second quarter of 1999.

REPUBLIC LEASING The Company operates its leasing business through its subsidiary Resource Bancshares Corporation doing business as Republic Leasing. Republic Leasing's mission critical systems are Year 2000 compliant.

MERITAGE MORTGAGE CORP. The Company operates substantially all of its sub-prime loan origination business through its subsidiary, Meritage Mortgage Corp. Upgrade of Meritage's mission critical Contour front-end loan processing system to a Year 2000 compliant version is complete.

OTHER
All of the Company's subsidiaries use the same general ledger, accounts payable and human resources systems all of which are Year 2000 compliant.

THIRD PARTY SUPPLIERS

         Mission critical third party suppliers are Fannie Mae, Freddie Mac and Alltel. Software supplied to the Company by Fannie Mae and Freddie Mac has been certified as compliant and the Company has scheduled installation of the compliant versions during the first quarter of 1999. As discussed above, Alltel has also stated that its software and systems are compliant. Fannie Mae, Freddie Mac and Alltel will be participating in an industry sponsored testing program which the Company will monitor and participate in.

TRADING PARTNERS

         The Company is communicating with suppliers, dealers, financial institutions and others with whom it does business to coordinate Year 2000 compliance. However, the Company's residential mortgage business is conducted through relationships with over 6,000 correspondents and brokers. The primary points of interaction with these customers relate to loan registration, loan locking and loan closing activities. Approximately 85% of these activities are initiated via phone and fax. The remaining 15% are provided via a compliant and proprietary interface that is made available to those customers over the Internet. The Company is not undertaking a readiness review of these relationships based on its assessment that the Year 2000 issue is not likely to have a material impact on the Company's ability to interact with these trading partners.

FINANCIAL IMPACT

         Direct costs associated exclusively with achieving Year 2000 compliance are expected to be between $500 thousand and $1 million dollars and will be paid out of cash flow. Additional system costs exceeding $8 million are not directly related to Year 2000 but serve to solve Year 2000 issues. Direct costs associated with work performed to date were approximately $350 thousand through December 31, 1998. The Year 2000 effort is expected to use approximately 5% of information technology's 1999 budget.

RISKS AND CONTINGENCY PLANNING

         The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer code and unforeseen circumstances causing the Company to allocate its resources elsewhere.

         The Company's contingency planning led to development of the dual track compliance program previously discussed.

           Failure by either the Company or third parties to achieve Year 2000 compliance could cause short-term operational inconveniences and inefficiencies for the Company. To the extent reasonably achievable, the Company will seek to prevent or mitigate the effects of such possible failures through its contingency planning efforts. This may temporarily divert management's time and attention from ordinary business activities. With the delivery and testing of LoanXchange scheduled for the first quarter of 1999, the Company feels sufficient time exists to execute the contingency plan.

New Accounting Standards

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires that changes in the amounts of comprehensive income items, currently reported as separate components of equity, be shown in a financial statement or in a separate financial statement displayed as prominently as other financial statements. The most common components of other comprehensive income include foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on available-for-sale securities. SFAS No. 130 does not require a specific format for the new statement, but does require that an amount representing total comprehensive income be reported. SFAS No. 130 is required to be adopted for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 130 in 1998.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes new standards for business segment reporting. Requirements of SFAS No. 131 include reporting of
(a) financial and descriptive information about reportable operating segments,
(b) a measure of segment profit or loss, certain specific revenue and expense items and segment assets with reconciliations of such amounts to the Company's financial statements and (c) information regarding revenues derived from the Company's products and services, information about major customers and information related to geographic areas. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. The Company has adopted SFAS No. 131 in 1998.

     In February 1998, FASB issued SFAS No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" which revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The statement is effective for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 132 in 1998.

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency denominated forecasted transaction. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). However, early adoption is permitted. The Company has not yet determined either the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position or the period in which the statement will be implemented.

     In October 1998, the FASB issued Statement of Financial Accounting Standards No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS No. 134). SFAS No. 134 amends SFAS No. 65 to require that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests as available-for-sale or trading securities based on its ability and intent to sell or hold those investments in accordance with SFAS No.
115. Prior to this amendment, entities engaged in mortgage banking activities were required to classify mortgage-backed securities as trading securities under SFAS No. 115. This statement will be effective for the first fiscal quarter beginning after December 15, 1998. Management has elected to continue to classify its mortgage-related securities as trading securities as permitted pursuant to SFAS No. 134.

  Quantitative and Qualitative Disclosure About Market Risk

     The primary market risk facing the Company is interest rate risk. The Company manages this risk by striving to balance its loan origination and loan servicing business segments, which are countercyclical in nature. In addition, the Company utilizes various financial instruments, including derivatives contracts, to manage the interest rate risk related specifically to its committed pipeline, mortgage loan inventory, mortgage backed securities held for sale, servicing rights, leases and residual interests retained in securitizations. The overall objective of the Company's interest rate risk management policies is to mitigate potentially significant adverse effects that changes in the values of these items resulting from changes in interest rates might have on the Company's consolidated balance sheet. The Company does not speculate on the direction of interest rates in its management of interest rate risk.

     For purposes of this disclosure, the Company has performed various sensitivity analyses that quantify the net financial impact of changes in interest rates on its interest rate-sensitive assets, liabilities and commitments. These analyses presume an instantaneous parallel shift of the yield curve. Various techniques are employed to value the underlying financial instruments which rely upon a number of critical assumptions. The scenarios presented are illustrative. Actual experience may differ materially from the estimated amounts presented for each scenario. To the extent that yield curve shifts are non-parallel and to the extent that actual variations in significant assumptions differ from those applied for purposes of the valuations, the resultant valuations can also be expected to vary. Such variances may prove material.

     These analyses are limited by the fact that they are performed at a particular point in time and do not incorporate other factors that would impact the Company's financial performance in each such scenario. Consequently, the preceding estimates should not be viewed as a forecast.

     Qualitative disclosures about market risk are further discussed in Note 18 of the accompanying financial statements.

                                           1998                        If interest rates were to
                                 -----------------------   -------------------------------------------------
                                  Carrying     Estimated    Increase     Decrease      Increase     Decrease
                                   Amount     Fair Value   -----------------------   -----------------------
                                 ----------   ----------      50 basis points            100 basis points
                                                            Estimated Fair Value       Estimated Fair Value
                                                           -----------------------   -----------------------
Mortgage loans held-for-sale and
  mortgage backed securities     $1,444,281 a $1,445,864 a $1,439,874 a $1,443,160 a $1,439,183 a $1,444,857 a
Servicing rights, net               211,070 b    211,070 b    223,869 b    206,815 b    229,949 b    206,549 b
Lease receivables                   102,029      106,531 c    106,359 c    106,734 c    106,172 c    106,923 c
Residual interests in subprime
  securitizations                    45,782       45,782       44,745       45,281       43,685       46,384
Other assets                        166,473      168,113      168,113      168,113      168,113      168,113
                                 ----------   ----------   ----------   ----------   ----------   ----------
    Total assets                 $1,969,635   $1,977,360   $1,982,960   $1,970,103   $1,987,102   $1,972,826
                                 ----------   ----------   ----------   ----------   ----------   ----------

Long-term borrowings             $    6,364   $    6,371   $    6,371   $    6,371   $    6,371   $    6,371
Other liabilities                 1,711,113    1,711,113    1,711,113    1,711,113    1,711,113    1,711,113
                                 ----------   ----------   ----------   ----------   ----------   ----------
  Total liabilities              $1,717,477   $1,717,484   $1,717,484   $1,717,484   $1,717,484   $1,717,484
                                 ----------   ----------   ----------   ----------   ----------   ----------

Net equity value                 $  252,158   $  259,876   $  265,476   $  252,619   $  269,618   $  255,342
                                 ==========   ==========   ==========   ==========   ==========   ==========

a) Estimated fair value has been adjusted to include $2,600, $(451), and $1,183 for estimated fair value of mortgage purchase commitments, mandatory delivery commitments and purchase option contracts, respectively, which have been allocated as hedges against mortgage loans-held-for-sale and mortgage backed securities. In addition, $2,823 of carrying value relating to purchase option contracts has been classified as mortgage loans held-for-sale and mortgage backed securities.

b) Estimated fair value and carrying value has been adjusted to include $20,048 of interest rate floor contracts for 1998 which has been allocated as hedges against servicing rights, net. For the 50 bps increase, the 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, the estimated fair value has been adjusted to include $15,234, $26,995, $10,325 and $36,401, respectively, of interest rate floor contracts which have been allocated as hedges against servicing rights, net.

c) Estimated fair value has been adjusted to include $(759), $(63), $(1,436), $609, $(2,138), respectively, of interest rate floor contracts for 1998, 50 bps increase, 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, which have been allocated as hedges against lease receivables.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED BALANCE SHEET
($ in thousands, except share information)

----------------------------------------------------------------------------------------------------------------
                                                                                            December 31,
                                                                                       1998              1997
----------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                                $    18,124      $    13,546
Receivables                                                                              80,248           87,702
Trading securities:
  Mortgage-backed securities                                                            385,055          334,598
  Residual interests in subprime securitizations                                         45,782           19,684
Mortgage loans held for sale                                                          1,056,403          844,590
Lease receivables                                                                       102,029           51,494
Servicing rights, net                                                                   191,022          127,326
Premises and equipment, net                                                              35,338           27,723
Accrued interest receivable                                                               3,642            4,372
Goodwill and other intangibles                                                           16,363           15,519
Other assets                                                                             35,629           30,375
                                                                                    -----------      -----------
                    Total assets                                                    $ 1,969,635      $ 1,556,929
                                                                                    ===========      ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
          Short-term borrowings                                                     $ 1,566,287      $ 1,224,489
          Long-term borrowings                                                            6,364            6,461
          Accrued expenses                                                               30,098           24,262
          Other liabilities                                                             114,728           86,578
                                                                                    -----------      -----------
                    Total liabilities                                                 1,717,477        1,341,790
                                                                                    -----------      -----------


Stockholders' equity
          Preferred stock - par value $.01 - 5,000,000 shares authorized; no
             shares issued or outstanding                                                  --               --
          Common stock - par value $.01 - 50,000,000 shares authorized;
             31,637,244 and 31,120,383 shares issued and outstanding at
             December 31, 1998 and 1997, respectively                                       316              311
          Additional paid-in capital                                                    307,114          299,516
          Retained earnings                                                              59,599           17,763
          Treasury Stock - 869,378 shares at December 31, 1998                          (11,499)            --
          Common stock held by subsidiary at cost- 7,767,099 shares at
              December 31, 1998 and 1997                                                (98,953)         (98,953)
          Unearned shares of employee stock ownership plan - 353,641 and 330,694
              unallocated shares at December 31, 1998 and 1997, respectively             (4,419)          (3,498)
                                                                                    -----------      -----------
                    Total stockholders' equity                                          252,158          215,139
                                                                                    -----------      -----------
          Commitments and contingencies (Notes 9 and 14)                                   --               --
                                                                                    -----------      -----------
                    Total liabilities and stockholders' equity                      $ 1,969,635      $ 1,556,929
                                                                                    ===========      ===========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME
($ in thousands, except share information)

                                                               For the Year Ended December 31,
                                                           1998              1997             1996
-----------------------------------------------------------------------------------------------------
REVENUES
Interest income                                          $102,446           $72,302          $62,858
Interest expense                                          (80,668)          (54,658)         (45,956)
-----------------------------------------------------------------------------------------------------
Net interest income                                        21,778            17,644           16,902
Net gain on sale of mortgage loans                        171,463           103,370           79,178
Gain on sale of mortgage servicing rights                   1,753             7,955            1,105
Servicing fees                                             43,156            30,869           28,763
Other income                                                5,576             1,180              669
-----------------------------------------------------------------------------------------------------
     Total revenues                                       243,726           161,018          126,617
-----------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits                               82,406            62,235           55,578
Occupancy expense                                          11,219             7,458            5,640
Amortization and provision for impairment
    of mortgage servicing rights                           29,232            18,315           14,934
General and administrative expenses                        44,266            37,923           19,917
-----------------------------------------------------------------------------------------------------
     Total expenses                                       167,123           125,931           96,069
-----------------------------------------------------------------------------------------------------

Income before income taxes                                 76,603            35,087           30,548
Income tax expense                                        (27,932)          (13,289)         (10,925)
-----------------------------------------------------------------------------------------------------
     Net income                                           $48,671           $21,798          $19,623
-----------------------------------------------------------------------------------------------------

Weighted average common shares outstanding - Basic     23,122,835        20,396,428       19,158,658

Net income per common share - Basic                        $ 2.10            $ 1.07           $ 1.02

Weighted average common shares outstanding - Diluted   23,501,108        20,800,828       19,525,867

Net income per common share - Diluted                      $ 2.07            $ 1.05           $ 1.00



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ in thousands, except share information)

                                                                                                                         Total
                                                             Additional             Unearned              Common         Stock-
                                           Common Stock        Paid-in    Retained    ESOP     Treasury   Stock Held by  holders'
                                         Shares     Amount     Capital    Earnings   Shares      Stock    Subsidiary     Equity
                                       ------------------------------------------------------------------------------------------

Balance, December 31, 1996             19,285,020    $193     $149,653    $12,007    ($4,552)                            $157,301

Issuance of restricted stock               23,528       *          328                                                        328

Cash dividends                                                              (2,536)                                        (2,536)

Acquisition of Meritage Mortgage
  Corporation                             808,548       8        8,692                                                      8,700

Acquisition of Resource Bancshares
  Corporation                           9,894,889      99      125,962                                     ($98,953)       27,108

Exercise of stock options                  62,000       1          629                                                        630

Shares committed to be released under
   Employee Stock Ownership Plan                                   426                 1,054                                1,480

Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan                37,163       *          428        (98)                                            330

Adjustment for the 5% stock
  dividend declared on
  October 31, 1997                      1,009,235      10       13,398    (13,408)

Net income                                                                 21,798

Total comprehensive income                                                                                                 21,798
                                  -----------------------------------------------------------------------------------------------

Balance, December 31, 1997             31,120,383     311      299,516     17,763     (3,498)               (98,953)      215,139

Issuance of restricted stock               20,056       *          328                                                        328

Cash dividends                                                             (6,714)                                         (6,714)

Treasury stock purchases
   (1,201,500 shares net of
   issuances 332,122 shares)                                                                     (16,280)                 (16,280)

Exercise of stock options                 155,965       2        1,537                             3,034                    4,573

Shares committed to be
   released under Employee
   Stock Ownership Plan                                            544                 1,079                                1,623

Purchase of shares by Employee Stock
  Ownership Plan                                                                      (2,000)                              (2,000)

Shares issued or purchased
  under Dividend Reinvestment and
  Stock Purchase Plan and Stock
  Investment Plan                         198,722       2        3,425       (121)                 1,747                    5,053

Acquisition of Meritage Mortgage
  Corporation                             142,118       1        1,764                                                      1,765

Net income                                                                 48,671

Total comprehensive income                                                                                                 48,671
                                       ------------------------------------------------------------------------------------------

Balance, December 31, 1998             31,637,244    $316     $307,114    $59,599    ($4,419)   ($11,499)  ($98,953)     $252,158
                                       ==========================================================================================


*Amount less than $1


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

--------------------------------------------------------------------------------------------------------------------
                                                                              For the Year Ended December 31,
                                                                           1998             1997            1996
--------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                            $     48,671     $     21,798     $     19,623
Adjustments to reconcile net income to cash
    (used in) provided by operating activities:
  Depreciation and amortization                                             34,570           21,859           17,566
  Deferred income tax expense (benefit)                                     31,169            3,862           (2,463)
  Employee Stock Ownership Plan compensation                                 1,623            1,480              600
  Provision for estimated foreclosure losses and repurchased loans          11,023            4,615              817
  Decrease (increase) in receivables                                         7,454          (24,303)          (2,775)
  Acquisition of mortgage loans                                        (16,461,918)     (10,777,294)      (9,995,725)
  Proceeds from sales of mortgage loans
    and mortgage-backed securities                                      16,358,939       10,503,811       10,307,177
  Acquisition of mortgage servicing rights                                (344,341)        (230,503)        (220,335)
  Sales of mortgage servicing rights                                       256,292          206,868          196,406
  Net gain on sales of mortgage loans and servicing rights                (173,216)        (111,325)         (80,283)
  Decrease in accrued interest on loans                                        730              341            4,973
  Increase in lease receivables                                            (50,535)
  Increase in other assets                                                  (6,879)            (764)         (16,897)
  Increase in residual certificates                                        (26,098)         (19,684)
  Increase in accrued expenses and other liabilities                         2,817           17,179            1,220
--------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                       (309,699)        (382,060)         229,904
--------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash assets acquired from Resource Bancshares Corporation                                     6,535
Acquisition of Meritage Mortgage Corporation                                                 (1,750)
Purchases of premises and equipment                                        (13,608)          (8,613)          (7,453)
Disposition of premises and equipment                                        1,507
--------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                      (12,101)          (3,828)          (7,453)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                                42,977,794       28,328,222       31,468,370
Repayment of borrowings                                                (42,636,093)     (27,929,479)     (31,733,727)
Debt issuance costs                                                           (283)            (553)            (437)
Issuance of restricted stock                                                   328              328              256
Activity under Employee Stock Ownership Plan                                (2,000)                           (3,000)
Shares issued under Dividend Reinvestment and Stock Purchase Plan
  and Stock Investment Plan                                                  5,053              330               86
Acquisition of treasury stock                                              (16,280)
Cash dividends                                                              (6,714)          (2,536)          (1,119)
Exercise of stock options                                                    4,573              630
Net proceeds from public offering                                                                             47,451
--------------------------------------------------------------------------------------------------------------------
Net cash provided  by (used in) financing activities                       326,378          396,942         (222,120)
--------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                         4,578           11,054              331
Cash, beginning of year                                                     13,546            2,492            2,161
--------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                     $     18,124     $     13,546     $      2,492
--------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL ACTIVITIES
Interest paid                                                         $     80,219     $     55,762     $     46,860
Taxes paid net of refunds received                                          (3,595)          10,253           11,245
Non-cash activity acquisition of Resource Bancshares Corporation                             20,573
Non-cash activity acquisition of Meritage Mortgage Corporation               1,765            8,700


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

Note 1 - The Company:

     Resource Bancshares Mortgage Group, Inc. (the Company) was organized to acquire and operate the residential mortgage banking business of Resource Bancshares Corporation (RBC), which commenced operations in May 1989. The assets and liabilities of the residential mortgage banking business of RBC were transferred to the Company on June 3, 1993, when the Company sold 58% of its common stock in an initial public offering. Following the offering RBC retained a significant ownership interest in the Company. On December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of the Company's common stock for all of the outstanding stock of RBC.

     The Company is a diversified financial services company engaged primarily in the business of mortgage banking, through the origination and purchase (through a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family, first-mortgage loans and the purchase and sale of servicing rights associated with such loans. In addition, the Company originates, sells and services small-ticket commercial equipment leases and originates, sells, underwrites for investors and services commercial mortgage loans.

Note 2 - Summary of Significant Accounting Policies:

     The accounting and reporting policies of the Company reflect industry practices and conform in all material respects with generally accepted accounting principles. Certain amounts from prior years have been reclassified to conform to current period presentation.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Significant Estimates

     In preparing the financial statements, management is required to make estimates based on available information that can affect the reported amounts of assets, liabilities and disclosures as of the balance sheet date and revenues and expenses for the related periods. Such estimates relate principally to the Company's allowance for foreclosure losses and repurchased loans, its allowance for lease losses and fair values of residual certificates. Additionally, estimates concerning the fair values of mortgage loans held-for-sale, lease receivables, servicing rights, servicing hedges and the Company's other hedging instruments are all relevant to ensuring that leases and mortgage loans are carried at the lower of cost or market, and that potential impairments of servicing rights are recognized as and if required. Because of the inherent uncertainties associated with any estimation process and due to possible future changes in market and economic conditions that will affect fair values, it is possible that actual future results in realization of the underlying assets and liabilities could differ significantly from the amounts reflected as of the balance sheet date.

Investment Securities

     Substantially all of the Company's investments are in the form of mortgage-backed securities and residuals that are held in conjunction with the Company's mortgage banking activities. Such securities are classified as trading securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The cost of securities sold is based on the specific identification method.

Mortgage Loans Held-for-Sale

     Mortgage loans held-for-sale are stated at the lower of aggregate cost or market.

     As a servicer of mortgage loans and small-ticket equipment leases, the Company will incur certain losses in the event it becomes necessary to carry out foreclosure actions on loans and leases serviced. Generally with respect to agency-eligible production, such losses relate to FHA or VA loans, which are insured or guaranteed on a limited basis. Substantially all other serviced agency-eligible loans are fully guaranteed against such losses by the securitizing government agency. The allowance for estimated losses on foreclosure, which is part of the mortgage servicing rights basis, is determined based on delinquency trends and management's evaluation of the probability that foreclosure actions will be necessary. The allowance for estimated losses on foreclosure was $851 and $1,380 at December 31, 1998 and 1997, respectively.

     On occasions the Company has to repurchase certain non-performing loans. Generally, such agency-eligible mortgage loan losses relate to FHA or VA loans, which are insured or guaranteed on a limited basis. Upon repurchase of a loan, the Company initially capitalizes the current unpaid principal balance and related advances and any other related costs are charged against the allowance. The Company subsequently estimates the net realizable value of the repurchased loan portfolio and records an estimate of the allowance for losses on repurchases. The allowance for estimated losses on repurchases was $2,330 and $3,399 at December 31, 1998 and 1997, respectively.

Mortgage Servicing Rights

     The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which superseded SFAS No. 122 effective January 1, 1997. The provisions of SFAS No. 125 did not materially alter the Company's accounting for mortgage servicing rights. As required by SFAS No. 125, and as required by SFAS No. 122, the Company allocates the total cost of a whole mortgage loan to the mortgage servicing rights and the loan (without servicing rights) based on relative fair values. The market value of servicing rights acquired in bulk transactions, rather than as a by-product of the Company's loan production activities, is initially capitalized at the lower of cost or the estimated present value of future expected net servicing income. Amounts capitalized as mortgage servicing rights are amortized over the period of, and in proportion to, estimated future net servicing income. The Company assesses its capitalized mortgage servicing rights for impairment (on a stratified basis) based on the estimated market values of those rights. Impairments are recognized as a valuation allowance for each impaired stratum. Market value is estimated by an internal valuation which is substantiated for reasonableness by reference to a third-party analysis. Both analyses value such rights in consideration of current forward committed delivery prices, prevailing interest, prepayment and default rates, and other relevant factors as appropriate or allocable to each valuation stratum.

     Fees for servicing commercial mortgage loans and lease portfolios are recognized monthly on an accrual basis based upon the terms of the underlying agreement. Generally, such agreements provide for fees based upon a percentage of the outstanding balance.

Residual Certificates in Subprime Securitizations

     Residual certificates are classified as trading securities (as defined in SFAS No. 115), and changes in their value are recorded as adjustments to income in the period of change. The Company assesses the fair value of the residual certificates quarterly, based on an independent third party valuation. This valuation is based on the discounted cash flows available to the holder of the residual certificate. Significant assumptions used in this valuation include discount rate, prepayment speed and credit loss estimates. Each of these factors can be significantly affected by, among other things, changes in the interest rate environment and general economic conditions and expose the Company to prepayment, basis and rate risks. Other factors evaluated in the determination of fair value include, but are not necessarily limited to, the credit and collateral quality of the underlying loans, current economic conditions and various fees and costs (such as prepayment penalties) associated with ownership of the residual certificate. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience and other assumptions from those applied for valuation purposes, could have a significant effect on the estimated fair value of the residual certificates.

     Significant assumptions used at December 31, 1998 for all residual certificates then held by the Company include a discount rate of 13%, a constant default rate of 3% and a loss severity rate of 25% and ramping periods are based on prepayment penalty periods and adjustable rate mortgage first reset dates. Constant prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:

                                 1997-1       1997-2       1998-1       1998-2       OTHER
                               -----------  -----------  -----------  -----------  ----------

Prepayment speeds
  Fixed rate mortgages           32% cpr      30% cpr      28% cpr      28% cpr     32% cpr
  Adjustable rate mortgages      32% cpr      30% cpr      28% cpr      28% cpr     24% cpr

Loan Origination and Correspondent Program Administration Fees

     Fees charged in connection with loan origination and net fees charged to loan correspondents in conjunction with certain administrative functions performed by the Company in connection with the acquisition of mortgage loans are deferred and reduce the carrying value of the underlying mortgage loans. Allocable portions of such fees are included in the determination of the gain or loss when the related mortgage loans or servicing rights are sold.

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

     During 1997 and 1998, the Company completed four securitizations of subprime mortgage loans. These securitizations were in the form of a sale of loans to a trust. The trust took the form of a multi-class security structure collateralized by residential mortgage loans which receives its monthly principal and interest paydowns from the underlying mortgage loans. As discussed above, effective January 1, 1997, the Company adopted SFAS No. 125. Under this pronouncement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. As a result, the Company capitalizes the estimated fair value of the subordinated classes of securities formed upon sale of the loans to the trust. The subordinated classes held by the Company are in the form of residual certificates. The gain on the securitization is (a) the proceeds received from the securitization plus (b) the fair value of the residual certificates minus (c) the carrying value of the mortgage loans and minus (d) the costs of the sale.

Lease Receivables

     Lease receivables consist of direct financing leases which are carried at the lower of aggregate cost or market value. Interest income is recognized monthly based on the net lease outstanding balance. Residuals are recognized monthly based on the estimated end-of-lease residuals and are included as an adjustment to interest income. Lease receivables are charged-off at the earlier of the date they are deemed uncollectible or when they become 120 days past due. Certain direct costs to originate lease receivables are deferred and recognized as an adjustment to interest income over the estimated life of the lease. The allowance for lease losses is established through a provision charged to operations. The allowance is reviewed and adjusted as needed based upon management's evaluation of factors affecting the lease receivables portfolio such as economic conditions, growth and composition of the portfolio, historical loss experience and analysis of the collectibility of specific lease receivables. The allowance is established at an amount that management believes will be adequate to absorb probable losses on outstanding leases that may become uncollectible. At December 31, 1998 and 1997, the allowance for lease losses was $1,976 and $1,866, respectively.

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


Income Taxes

     The Company records taxes under an asset and liability approach, recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Current taxes payable (receivable) of $(3,237) and $9,427 for the years ended December 31, 1998 and 1997, are included in other assets and liabilities.

Statement of Cash Flows

     The Company has adopted the indirect method of reporting cash flows.

Note 3 - Acquisition of Resource Bancshares Corporation:

     Effective December 31, 1997, the Company acquired RBC in a transaction in which it exchanged 9,894,889 shares of Company common stock for all the outstanding stock of RBC. RBC, through its Republic Leasing Company division (Republic Leasing) and its subsidiary, Laureate Capital Corp. formerly known as Laureate Realty Services, Inc. (Laureate), has engaged primarily in small-ticket commercial equipment lease financing and servicing and commercial mortgage banking. Because RBC was acquired as of the close of business on December 31, 1997, there is no income statement activity for RBC included in the Company's 1997 consolidated financial statements. The total purchase price for the RBC merger has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimate of their respective fair values with the excess of estimated cost over the fair value of the net assets acquired allocated to goodwill and other intangible assets. Goodwill and other intangible assets are being amortized over a 20-year period using the straight line method. Amortization expense for 1998 was $289. In connection with the acquisition, the following is a schedule of the allocation of the purchase price:

Estimated fair value of shares of
  Company common stock                                 $    126,061
  Acquisition costs                                           1,248
Less: Common stock of RBMG held by
   RBC                                                      (98,953)
                                                       -----------------
                                                             28,356
Fair value of net assets acquired:
  Cash acquired                                               6,535
Noncash assets acquired:
  Receivables                                                 2,731
  Lease receivables                                          51,494
  Mortgage servicing rights                                   7,337
  Premises and equipment                                      1,250
  Other assets                                                4,129
  Liabilities assumed                                       (50,913)
                                                       -----------------
Fair value of net assets acquired                            22,563
                                                       -----------------
Goodwill and other intangibles                         $      5,793
                                                       =================

      The following unaudited pro forma combined results of operations have been prepared as if RBC had been acquired as of the beginning of 1997 and 1996:

                                               1997                 1996
                                          ----------------    ------------------

Revenues                                     $ 179,733            $ 145,193
Net income                                      18,913               17,489
Net income per common share - basic               0.93                 0.91
Net income per common share - diluted             0.91                 0.90

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

Note 4 - Acquisition of Meritage Mortgage Corporation:

     On April 1, 1997, the Company acquired Meritage Mortgage Corporation (Meritage) in a transaction in which $1,750 of cash and 564,738 shares of the Company's common stock were exchanged for all the outstanding stock of Meritage. In addition, 426,355 shares of the Company's common stock were issued and placed in escrow to be released contingent upon Meritage achieving specified increasingly higher levels of subprime mortgage production during the 31 months following the completion of the merger. During the last six months of 1997, 284,237 shares of contingent stock were released. During 1998 the remaining 142,118 contingent shares of RBMG common stock were released. Therefore, as of December 31, 1998, all contingent shares have been released. The estimated allocations of the purchase price were revised as additional contingent shares were released and goodwill and other intangibles increased by the fair market value of these released shares. Accordingly, goodwill and other intangibles were increased by $1,765 and $3,983 in 1998 and 1997, respectively. The transaction including contingent payments was accounted for under the purchase method of accounting. As such the results of operations for Meritage are included in the Company's financial results beginning April 1, 1997. The estimated total purchase price for the Meritage acquisition has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimate of their respective fair values with the excess of estimated cost over the fair value of the net assets acquired allocated to goodwill and other intangible assets. Goodwill and other intangible assets are being amortized over a 20 year period using the straight line method. Amortization expense for the years ended December 31, 1998 and 1997 was $564 and $287, respectively. In connection with the acquisition, the following is a schedule of the allocation of the purchase price:

                                           AT
                                       ACQUISITION           RELEASE OF              AT
                                       ON APRIL 1,           CONTINGENT          DECEMBER 31,
                                          1997                 SHARES               1998
                                     -----------------    -----------------    -------------------
Cash paid                                      $1,750            -                       $  1,750
Estimated fair value of shares of
    Company common stock                        4,748               $5,748                 10,496
Acquisition costs                                 463            -                            463
                                     -----------------    -----------------    -------------------
Total purchase price                            6,961                5,748                 12,709
Fair value of net assets acquired               1,000            -                          1,000
                                     -----------------    -----------------    -------------------

Goodwill and other intangibles                 $5,961               $5,748               $ 11,709
                                     =================    =================    ===================


Note 5 - Receivables:

     Receivables consist primarily of amounts due to the Company related to sales of mortgage servicing rights and advances of delinquent principal, interest, tax and insurance payments related to loans serviced. Management does not anticipate losses on realization of the receivables. Receivables consist of the following at:

                                                                                 DECEMBER 31,
                                                                      ------------------------------------
                                                                           1998                 1997
                                                                      ----------------     ---------------
                  Mortgage servicing rights sales, net of reserves           $ 55,618            $ 59,111
                  Servicing advances                                           12,780              13,007
                  Other                                                        11,850              15,584
                                                                      ================     ===============
                                                                             $ 80,248            $ 87,702
                                                                      ================     ===============

Note 6 - Lease Receivables:

     Lease receivables are summarized as follows:

                                                                                 DECEMBER 31,
                                                                      ------------------------------------
                                                                           1998                 1997
                                                                      ----------------     ---------------
                  Lease receivables held-for-sale                         $129,585             $66,244
                  Less-Unearned discount                                   (25,580)            (12,884)
                  Less-Allowance for lease losses                           (1,976)             (1,866)
                                                                      ================     ===============
                                                                          $102,029             $51,494
                                                                      ================     ===============

     The components of the Company's investment in lease receivables are summarized as follows:

                                                                                 DECEMBER 31,
                                                                      ------------------------------------
                                                                           1998                 1997
                                                                      ----------------     ---------------
                  Minimum lease payments due from lessees                    $119,756             $60,812
                  Estimated residuals                                           4,167               2,570
                  Initial direct costs, net                                     5,662               2,862
                                                                      ================     ===============
                                                                             $129,585            $ 66,244
                                                                      ================     ===============


     At December 31, 1998, the maturities of minimum lease receivables, including residuals, are as follows:

                  1999                           $  39,760
                  2000                              34,483
                  2001                              25,969
                  2002                              16,548
                  2003                               7,096
                  2004 and thereafter                   67
                                                ===========
                                                 $ 123,923
                                                ===========

     Leases represent unconditional obligations of the lessees to pay all scheduled payments and require the lessees to assume all responsibility with respect to the equipment, including the obligation to pay all costs relating to its operation, maintenance, repair, sales and property taxes and insurance. At December 31, 1998 and 1997, the average lease size was approximately $27 and $19, respectively, and there were 16 leases and four leases, respectively, with a current lease receivable in excess of $250.

     At December 31, 1998 and 1997, respectively, approximately 17% and 19% of the Company's net lease receivables were located in the state of California and approximately 9% and 10% were located in the state of Florida. At December 31, 1998 and 1997, respectively, approximately 19% and 18% of the Company's net lease receivables were collateralized by computer equipment and 9% and 11% were collateralized by titled equipment. Otherwise, there are no geographic, equipment type or lessee industry concentrations greater than 10%.

     The Company's leases are collateralized by the equipment subject to the leases. In most instances, the Company requires a security deposit equal to one monthly payment and personal guarantees. In addition, where considered necessary, other credit enhancements are obtained. At December 31, 1998, the Company held security deposits and sales and property taxes for the benefit of lessees of $4,229.



Note 7 - Fair Value and Impairments of Mortgage Servicing Rights:

     For purposes of evaluating its mortgage servicing portfolio for impairment, the Company disaggregates its portfolio into two primary segments: available-for-sale and held-for-sale.

     The segment of the portfolio designated as available-for-sale is comprised of servicing rights that were purchased in bulk transactions or that were retained out of production pursuant to individual portfolio retention decisions. The available-for-sale portfolio is disaggregated for purposes of measuring potential impairments according to defined risk tranches. The Company has defined its risk tranches based upon interest rate band and product type. With respect to each such risk tranche, the fair value thereof, which is based upon an internal analysis (whose reasonableness is evaluated by reference to a similar analysis prepared by an independent third party) that considers current market conditions, prevailing interest, prepayment and default rates and other relevant factors, together with the fair value of hedges allocated thereto (which is based upon an independent third party estimate of value) is compared to amortized carrying values of the mortgage servicing rights for purposes of measuring potential impairment. The Company uses Constant Maturity Treasury rate
(CMT) and Constant Maturity Swap rate (CMS) floors to protect itself against interest and prepayment risk on its available-for-sale portfolio. At December 31, 1998, the underlying unpaid principal balance of the available-for-sale portfolio totaled $5,458,334, its fair value approximated $102,454 and the carrying value of the portfolio was $101,533, which is net of accumulated amortization of $38,167. At December 31, 1997, the underlying unpaid principal balance of the available-for-sale portfolio totaled $4,196,825, its fair value was estimated as $73,238 and the carrying value of the portfolio was $72,130, which is net of accumulated amortization of $23,097. Impairment provisions recognized for 1998 and 1997 were $750 and none with respect to available-for-sale mortgage servicing rights.

     The segment of the portfolio designated as held-for-sale is comprised of recently produced servicing rights that are scheduled for sale and have been allocated to specific forward servicing sales contracts. The held-for-sale portfolio is disaggregated for purposes of measuring possible impairments according to the specific forward sales contracts to which allocated, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. For each such risk tranche, the fair value thereof, which is based upon the allocated forward committed delivery price, is compared to amortized carrying value for purposes of measuring potential impairment. At December 31, 1998, the underlying unpaid principal balance of the held-for-sale portfolio totaled $4,406,766. The fair value of the mortgage servicing rights approximated its carrying value which was $89,489, net of accumulated amortization of $1,446. At December 31, 1997, the underlying unpaid principal balance of the held-for-sale portfolio totaled $2,928,397. Its fair value, approximated its carrying value, which was $55,196, net of accumulated amortization of $885. No impairment provisions were required for 1998 or for 1997 with respect to held-for-sale mortgage servicing rights.

Note 8 - Premises and Equipment:

     Premises and equipment are summarized as follows:

                                                         Estimated                    DECEMBER 31,
                                                       Useful Lives               1998                      1997
                                                       ------------         ---------------           ---------------
Building                                                 25 years              $   7,657                  $  6,715
Building improvements                                   10-15 years                1,489                     1,482
Furniture, fixtures and equipment                       5-10 years                39,038                    28,688
                                                                            ---------------           ---------------
                                                                                  48,184                    36,885
Less-Accumulated depreciation                                                    (15,943)                  (12,259)
                                                                            ---------------           ---------------
                                                                                  32,241                    24,626
Land                                                                               3,097                     3,097
                                                                            ---------------           ---------------
                                                                               $  35,338                  $ 27,723
                                                                            ===============           ===============

Depreciation expense was $4,486 in 1998, $3,275 in 1997, and $2,632 in 1996.
Included in furniture, fixtures and equipment at December 31, 1998 is approximately $7,578 of assets in progress relating to the development and pending implementation of new computer systems.

Note 9 - Lease Commitments:

     The Company has entered into various non-cancelable operating lease agreements, primarily for office space. Certain of these leases contain renewal options and escalation clauses. At December 31, 1998, the annual minimum rental commitments for non-cancelable leases with remaining terms in excess of one year are as follows:

              1999                               $ 3,168
              2000                                 2,488
              2001                                 1,702
              2002                                   739
              2003                                   391
              2004 and thereafter                    132
                                             ============
                                                 $ 8,620
                                             ============

     Minimum rental commitments have not been reduced by minimum sublease rentals of $939 due in the future under non-cancelable subleases. Rent expense for operating leases, net of sublease rental income of $387 for 1998, $445 for 1997 and $385 for 1996, was $3,106 in 1998, $2,181 in 1997 and $1,905 in 1996.

Note 10 - Short-Term and Long-Term Borrowings:

     The Company has entered into a 364-day, $670,000 warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 1999. The credit agreement includes covenants requiring the Company to maintain (i) a minimum net worth of $185,000, plus net income subsequent to June 30, 1998, and capital contributions and minus permitted dividends, (ii) a ratio of total liabilities, excluding debt incurred pursuant to gestation and repurchase financing agreements, to adjusted net worth of not more than 8.0 to 1.0, (iii) its eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans and (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $4,000,000. The provisions of the agreement also restrict the Company's ability to pay dividends that exceed 70% of the Company's net income, or to engage significantly in any type of business unrelated to the mortgage banking business and the servicing of mortgage loans or equipment leasing. At December 31, 1998 and 1997, the total amounts outstanding under this facility and its predecessor were $468,600 and $511,700, respectively.

     Additionally, the Company has entered into a $230,000, 364-day revolving credit facility with a syndicate of unaffiliated banks. An $80,000 portion of the revolver facility converts in July 1999, into a four-year term loan and is secured by the portion of the Company's servicing portfolio designated as "available-for-sale". A $100,000 portion of the revolver facility matures in July 1999, and is secured by the portion of the Company's servicing portfolio designated as "held-for-sale". A $50,000 portion of the revolver facility matures in July 1999, and is secured by a first-priority security interest in receivables on servicing rights sold. The facility includes covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1998 and 1997, the total amounts outstanding under this facility and its predecessor were $174,500 and $119,200, respectively.

     The Company has also entered into a $200,000, 364-day term subprime revolving credit facility, which expires in July 1999. The facility includes covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1998 and 1997, the total amount outstanding under this facility and its predecessor were $85,000 and $19,200, respectively.

     The Company was in compliance with the above-mentioned debt covenants at December 31, 1998. Although management anticipates continued compliance, there can be no assurance that the Company will be able to comply with the debt covenants specified for each of its financing agreements. Failure to comply could result in the loss of the related financing.

     RBMG Asset Management Company, Inc. (Asset Management Co.), a wholly-owned subsidiary of the Company, and a bank entered into a master repurchase agreement dated as of December 11, 1997, pursuant to the terms of which Asset Management Co. is entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $150,000 to the bank. The term of this repurchase agreement is 364 days. As of December 31, 1998 no loans had been sold under this agreement. This master repurchase agreement has been extended through April 1999 and is in the process of being renewed.

     The Company has also entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1,200,000. The total amounts outstanding under this facility and its predecessor at December 31, 1998 and 1997 were $753,684 and $547,822, respectively.

     The Company entered into a $6,600 note agreement in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those described above. The total amounts outstanding under this facility at December 31, 1998 and 1997 were $6,461 and $6,551, respectively.

     RBC has a 364-day $100,000 credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in July 1999 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by RBC which require RBC to maintain a minimum net worth of $40,000 and a ratio of total liabilities to net worth of no more than 10.0 to 1.0. At December 31, 1998 and 1997, the total amounts outstanding under this facility were $80,405 and none, respectively.

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

     The Company began paying regular quarterly cash dividends of $0.03 per share in the third quarter of 1996. This quarterly cash dividend was increased to $0.04 per share in the fourth quarter of 1997, to $0.05 per share in the first quarter of 1998, to $0.07 per share in the second quarter of 1998 and finally to $0.10 per share in the fourth quarter of 1998.

     On March 15, 1996, the Company completed a second public offering of 3,946,812 shares of common stock priced at $12.91 per share. The Company sold 2,471,700 shares in the offering while certain selling stockholders sold the remaining 1,475,112 shares. In a concurrent private placement the Company sold an additional 1,007,276 shares of common stock at the offering price of $12.91 per share to RBC, which owned approximately 41% of the Company's outstanding common stock prior to the public offering and private placement and approximately 39% immediately thereafter. Net proceeds to the Company after underwriting discounts and estimated offering expenses totaled approximately $43,000. Proceeds of the offering were used to repay indebtedness to RBC and for other general corporate purposes, including the continued growth and general expansion of the Company's business activities.

     During 1995, the Company established the Dividend Reinvestment and Stock Purchase Plan (DRIP). The DRIP offers stockholders a method of purchasing Company common stock at a 5% discount from market prices through the reinvestment of cash dividends and through optional cash payments. The Company reserves the right to modify the pricing terms and any other provisions of the DRIP at any time. To meet demands of the optional cash contributions received through the DRIP and for the reinvestment of dividends through the DRIP, the DRIP agent purchases either new or treasury shares from the Company or the DRIP agent purchases shares on the open market. The Board of Directors has authorized the issuance of 2,099,985 shares under the DRIP. At December 31, 1998 there were 634,738 shares issued under the DRIP.

     In 1998 the Company's Board of Directors authorized the repurchase of up to $25,000 of the Company's common stock in either open market transactions or in private or block trades. At December 31, 1998, there were 869,378 shares held in the Company's treasury account at an average cost of $13.23 per share.

Note 12 - Income Taxes:

     Income tax expense (benefit) consists of the following:

                                              FOR THE YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------
                                      1998                 1997                 1996
                                  -------------        -------------        --------------
          Current:
            Federal               $  (3,482)             $  8,885              $ 13,060
            State                       245                   542                   328
                                  -------------        -------------        --------------
          Total current              (3,237)                9,427                13,388
                                  -------------        -------------        --------------


          Deferred:
            Federal                  30,202                 3,327                (2,254)
            State                       967                   535                  (209)
                                  -------------        -------------        --------------
          Total deferred             31,169                 3,862                (2,463)
                                  -------------        -------------        --------------
          Total tax expense       $  27,932              $ 13,289              $ 10,925
                                  =============        =============        ==============

     Current income tax expense (benefit) represents the approximate amount payable for each of the respective years. The above current and deferred balances reflect certain reclassifications made as a result of prior year returns. During 1998, 1997 and 1996, the Company qualified for state tax credits of $300, $202 and $1,687, respectively, reducing current state tax expense that otherwise would have been payable for each year.

     The effective tax rate varied from the statutory federal tax rate of 35% for 1998, 1997 and 1996 due to the following:


                                                               FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------------
                                                1998                         1997                       1996
                                       ------------------------    --------------------------    -----------------------
                                                        % of                          % of                        % of
                                                       Pretax                        Pretax                     Pretax
                                         Amount        Income         Amount         Income       Amount        Income
                                       -----------    ---------    -------------    ---------    ----------    ---------
Tax expense at statutory rate            $26,811        35.0%         $12,280         35.0%       $10,692        35.0%
State tax, net of federal benefit          1,571         2.1%             887          2.5%           107         0.4%
Other, net                                  (450)       (0.6%)            122          0.4%           126         0.4%
                                       -----------    ---------    ------------     ---------    ---------     ---------
                                         $27,932        36.5%         $13,289         37.9%       $10,925        35.8%
                                       ===========    =========    =============    =========    ==========    =========

     Deferred tax (assets) liabilities are summarized as follows:

                                                       DECEMBER 31,
                                                --------------------------
                                                  1998              1997
                                                --------         --------
     Mark to market                             $ (1,864)        $   (896)
     Deferred compensation                        (3,235)          (2,514)
     Deferred book income                         (4,833)          (1,580)
     Foreclosure and repurchase reserves          (3,672)          (3,117)
     State NOL carryforwards                        (794)            (538)
     Other, net                                      (45)            (172)
                                                --------         --------
                                                 (14,443)          (8,817)
                                                --------         --------
     Mortgage servicing rights                    49,608           20,099
     Depreciation                                  4,864            3,478
     Securitizations                               7,231            1,557
     Deferred tax income                           7,094            7,186
     Other, net                                      612              294
                                                --------         --------
                                                  69,409           32,614
                                                ========         ========
     Net deferred tax liability                 $ 54,966         $ 23,797
                                                ========         ========

     There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized. During 1998 and 1997, non-qualified stock options were exercised generating a tax benefit of $1,562 and $250, respectively. This benefit is reflected in additional paid-in capital.

Note 13 - Stock Options and Restricted Stock Plan:

     Contemporaneous with the Company's initial public offering, certain executives of the Company were granted options to purchase 901,310 shares of common stock of the Company at the initial offering price of $5.83 per share. The options have a term of ten years and became exercisable at a rate of 20% per year during the period from May 26, 1994 through May 26, 1998. At December 31, 1998, all the remaining outstanding executive options were exercisable. No additional options have been granted and none have been forfeited. During 1998 and 1997, 299,250 options and 65,100 options, respectively, were exercised.

     In addition, in connection with the employment of certain officers, such officers became entitled to receive restricted stock as part of their compensation. Costs associated with these grants are included as compensation expense of the Company in the accompanying consolidated financial statements. In connection therewith, the Company issued restricted shares at the issuance prices summarized as follows:


                                       RESTRICTED SHARES      ISSUANCE PRICE PER
             ISSUANCE DATE                  ISSUED                  SHARE
             -------------------------------------------------------------------
             January 21, 1994                     13,336                 $ 6.93
             January 26, 1995                     59,136                   6.87
             January 27, 1996                     18,438                  13.87
             February 1, 1997                     24,705                  13.27
             January 30, 1998                     20,048                  16.35
             February 1, 1999                     93,520                  15.01

     On October 21, 1993, the Company adopted a phantom stock plan that provided for the awarding of up to 450,655 deferred compensation units to officers and certain key employees. The plan specified a five-year vesting schedule. In addition, from time to time the Board of Directors approved participation in a special phantom stock plan for an officer of the Company.

     During 1996, the Company terminated all of its phantom stock plans and canceled all outstanding grants thereunder. In connection therewith, each former participant in the phantom stock plans was awarded an option under a new non-qualified stock option plan for each unit canceled under the phantom stock plans. Other terms of the awarded options were substantially similar to the underlying canceled units. The number of authorized units under the new non-qualified stock option plan is 223,817.

     Activity in the new non-qualified stock option plan is summarized below:

                                                      UNITS             UNITS FORFEITED               UNITS
NON-QUALIFIED STOCK OPTION PLAN:                     GRANTED              OR EXERCISED              OUTSTANDING
------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                          213,157                    -                       213,157
 - 1997 activity
 - Effect of Stock Dividends                           10,660                    -                        10,660
                                                   -------------     -----------------------    ------------------
Balance at December 31, 1997                          223,817                    -                       223,817
 - 1998 activity                                         -                         99,616                (99,616)
                                                   -------------     -----------------------    ------------------
Balance at December 31, 1998                          223,817                      99,616                124,201
                                                   =============     =======================    ==================

     Of the 124,201 units outstanding at December 31, 1998 under the non-qualified stock option plan, the following are exercise prices and percents vested:

        EXPIRATION                     UNITS              EXERCISE        PERCENT
             DATE                   OUTSTANDING             PRICE          VESTED
---------------------------------------------------------------------------------
January 21, 2004                         46,419           $ 6.93           80%
January 26, 2005                         20,438             6.85           60%
January 26, 2005                         39,648             6.87           60%
July 1, 2005                             17,696            10.64           60%

     During 1995, the Company established an Omnibus Employee Stock Award Plan (the Omnibus Plan). The Omnibus Plan was amended and restated in its entirety effective October 31, 1997 primarily to increase the number of authorized shares under the plan. The purpose of this plan is to provide key employees who are largely responsible for the Company's growth and continued success with the opportunity to have or increase their proprietary interest in the Company through the granting of any one or any combination of options, stock appreciation rights, restricted stock and unrestricted stock. This plan is authorized to issue up to 1,510,635 units. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date.

     Activity in the Omnibus Plan is summarized below:


                                                      UNITS             UNITS FORFEITED                UNITS
OMNIBUS PLAN:                                        GRANTED              OR EXERCISED                OUTSTANDING
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                            216,040                 -                            216,040
 - 1997 activity                                        366,450                 -                            366,450
 - Effect of Stock Dividends                             10,803                 -                             10,803
                                                   -------------     -----------------------    ---------------------
Balance at December 31, 1997                            593,293                 -                            593,293
 - 1998 activity                                        358,000                      42,850                  315,150
                                                   -------------     -----------------------    ---------------------
Balance at December 31, 1998                            951,293                      42,850                  908,443
                                                   =============     =======================    =====================

     Of the 908,443 units outstanding at December 31, 1998 under the Omnibus Employee Stock Award Plan, the following are exercise prices and percents vested:

        EXPIRATION                     UNITS             EXERCISE        PERCENT
           DATE                     OUTSTANDING            PRICE          VESTED
--------------------------------------------------------------------------------
October 30, 2005                        112,350           $14.25            80%
January 26, 2006                         24,718            13.87            60%
March 21, 2006                           56,175            13.36            60%
November 8, 2006                         17,850            14.31            60%
November 12, 2006                         7,875            14.27            60%
December 3, 2006                          7,875            13.87            60%
December 30, 2006                         5,250            13.85            60%
September 3, 2007                         5,250            15.91            40%
August 26, 2007                           6,300            16.27            40%
September 16, 2007                        6,300            15.94            40%
January 29, 2007                        268,800            13.20            40%
April 11, 2007                           10,500            14.73            40%
April 18, 2007                           31,500            14.53            40%
May 1, 2007                               6,300            13.57            40%
April 14, 2008                          335,400            16.44            20%
May 1, 2008                               6,000            17.75            20%

         During 1995, the Company established a Formula Stock Option Plan. The purpose of this plan is to provide annually (on each September 1) to the non-employee directors of the Company options to purchase 10,000 shares of the common stock of the Company. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date. The plan is authorized to issue up to 420,000 shares of common stock. Options granted include:

      GRANT DATE                    UNITS GRANTED           EXERCISE PRICE
      --------------------------------------------------------------------
      September 1, 1995                56,175                  $14.16
      September 1, 1996                56,175                   11.79
      September 1, 1997                52,500                   15.91
      September 1, 1998                60,000                   15.75

     The phantom stock plan was a variable stock award plan for accounting purposes. Accordingly, compensation expense was accrued by reference to the difference between current market value over the value base adjusted for the cumulative vested status of the underlying units. The Company's other option plans are considered fixed stock award plans for accounting purposes. Accordingly, total compensation expense for these fixed plans is measured as the difference between the market value on the date of the grant over the exercise price which fixed total expense is then recognized over the vesting period. The Company recognized compensation expense related to the aforedescribed plans (exclusive of the restricted stock plan which is expensed as incurred) of $(102), $408 and $283 for 1998, 1997 and 1996, respectively.

     For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 1998, 1997 and 1996 was estimated at the date of grant using a

Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

     For purposes of SFAS No. 123, each award was separately valued using the 10 year CMT rate on the date of grant (rates ranged from 5.06% to 6.94%) as the risk-free interest rate. The expected life of each grant was assumed to be equal to the term to expiration as of the grant date (expected lives ranged from 6.2 to 10 years). The expected dividend yield was established based upon the dividend policies of the Company as of the date of award. Finally, for purposes of assigning a volatility factor, the historical 100 day volatility factor was reviewed for selected points in time over the past and a range of 36% to 64% was assigned to the 1998, 1997 and 1996 awards for purposes of the SFAS No. 123 valuation. The average fair value of options granted during 1998, 1997 and 1996 was $9.93, $8.35 and $9.00, respectively.

     SFAS No. 123, for purposes of the required pro forma disclosures, permits straight-line amortization of the estimated fair value of the options over the vesting period. Had compensation cost for the Company's 1998, 1997 and 1996 stock-based option awards been determined consistent with the requirements of SFAS No. 123, net income and earnings per share would have been reported as follows for 1998, 1997 and 1996.


                                                      For the Year Ended December 31,
                                        -----------------------------------------------------------
                                             1998                  1997                 1996
                                        ---------------       ---------------     -----------------
Net income as reported                     $ 48,671              $ 21,798              $ 19,623
After-tax adjustment for SFAS No. 123        (1,968)                 (737)                 (409)
                                        ---------------       ---------------     -----------------
Pro forma net income as adjusted           $ 46,703              $ 21,061              $ 19,214
                                        ===============       ===============     =================


Pro forma net income per common
  share - basic
                                           $ 2.02                $ 1.03                $ 1.00
Pro forma net income per common
  share - diluted
                                           $ 1.99                $ 1.01                $ 0.98

     Due to the inclusion of only 1998, 1997 and 1996 option grants, the effects of applying SFAS No. 123 in 1998, 1997 and 1996 may not be representative of the pro forma impact in future years.

Note 14 - Commitments and Contingencies:

     The Company was servicing and subservicing 125,686, 110,641, and 96,087 residential loans owned by others, with unpaid balances aggregating approximately $13,600,000, $10,200,000 and $8,700,000, at December 31, 1998,
1997 and 1996, respectively. Related escrow funds totaled approximately $80,300, $72,100 and $56,900 as of December 31, 1998, 1997 and 1996, respectively. Loans serviced for others and the related escrow funds are not included in the accompanying consolidated balance sheet.

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

     The Company was servicing commercial mortgage loans of $3,255,458 and $2,760,238 at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, respectively, 35% and 40% of commercial mortgage loans outstanding were being serviced for a single customer. In addition, at December 31, 1998 and 1997, respectively, the Company was servicing $37,565 and $74,405 of leases for third parties, 98% and 94% of this portfolio was serviced for a single customer. Commercial mortgage loans and leases serviced for others are not included in the accompanying balance sheet.

     The Company typically sells the residential mortgage servicing rights associated with its mortgage production into forward sales contracts. Additionally, from time to time, the Company will sell residential mortgage servicing rights from its available-for-sale portfolio. In 1998, approximately 97% of its total sales under these forward sales contracts were to four major customers. In 1997, approximately 84% of its total sales under these forward sales contracts were to three major customers.

     In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company may be required to repurchase mortgage loans or indemnify the purchasers of loans or servicing rights for losses if there has been a breach of representations or warranties. Repurchased loans are carried at the lower of cost or estimated recoverable value. At December 31, 1998, $33,285 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $3,399. At December 31, 1997, $9,213 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $2,370. Provision for losses related to the repurchases of loans for the years ended December 31, 1998 and 1997 totaled $9,783 and $4,615, respectively. The total number of loans repurchased for the year ended December 31, 1998 and 1997 were 479 and 268, respectively. During 1998 and 1997 the Company repurchased approximately $46,586 and $26,800 of unpaid principal balances, respectively.

     In the ordinary course of its business, the Company is from time to time subject to litigation. The Company is not a party to any material legal proceedings.

Note 15 - Non-recurring and Special Charges:

During the second quarter of 1998 the Company sold its retail production franchise to CFS Bank and recognized a $1,490 pre-tax ($917 after-tax) gain on the sale. During the third quarter of 1997 the Company recorded a $2,279 pre-tax charge ($1,401 after-tax) related to a terminated merger agreement and a special charge of $7,869 pre-tax ($4,839 after-tax) relating to certain nonrecoverable operating receivables.

     During the fourth quarter of 1996, the Company recognized approximately $5,190 ($3,192 after-tax) for a non-recurring charge related to certain contractual employment obligations.

Note 16 - Employee Benefits:

     On July 1, 1993, the Company established a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees with six months continuous service. The plan allows employees to contribute up to 15% of their gross earnings on a before-tax basis annually, subject to the maximum established by law. Employees become eligible to participate in the plan as of the January 1 or July 1, following the completion of six months continuous service. The Company contributes to the plan on a matching basis in an amount determined annually by the Board of Directors. The Company match percentage for 1996 was 50% of the employee's contribution up to a maximum of 3.0% of the employee's gross earnings. In 1997 and 1998 the Company's match percentage was increased to 100% of the employee's contribution up to the first 3% of the employee's gross earnings and a 50% match on the second 3% of the employee's gross earnings. An employee vests in the Company's matching contribution at a rate of 25% per year. The Company recorded $980, $958 and $375 of matching contributions as compensation expense during 1998, 1997 and 1996, respectively.

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

     Effective January 1, 1995, the Company established a non-qualified unfunded Pension Restoration Plan (Restoration Plan). The purpose of the Restoration Plan is to provide certain benefits for eligible employees. Under the Restoration Plan, retirement benefits are based upon years of service and the employee's level of compensation during the last five years prior to retirement.

     Effective January 1, 1998, the Company established a non-qualified unfunded Supplemental Executive Retirement Plan (SERP). The purpose of the SERP is to provide certain benefits for eligible employees. Under the SERP, retirement benefits are based upon the employee's level of compensation during the high five years of the last 10 years prior to retirement.

     The combined pension expense for all three defined benefit plans included the following:

                                            FOR THE YEAR ENDED DECEMBER 31,
                                          ===================================
                                            1998           1997          1996
                                          -------         -----         -----
Service cost                              $ 1,417         $ 555         $ 306
Interest cost                                 563           186           113
Expected return on assets                     (97)          (46)          (27)
Amortization of prior service cost            316            44            44
Amortization of actuarial loss                 17            24             8
                                          -------         -----         -----
                                          $ 2,216         $ 763         $ 444
                                          =======         =====         =====


     Change in the combined projected benefit obligation under the plans at December 31, 1998 and 1997 is as follows:

                                                         DECEMBER 31,
                                                   -----------------------
                                                    1998            1997
                                                   -------         -------
Net benefit obligation at beginning of year        $ 3,010         $ 1,404
Service cost                                         1,417             555
Interest cost                                          563             186
Plan amendments                                      3,696             -
Actuarial loss                                         649             879
Curtailments                                          (477)            -
Benefits paid                                          (32)            (14)
                                                   -------         -------
Net benefit obligation at end of year              $ 8,826         $ 3,010
                                                   =======         =======

The combined change in the plans' assets for the years ended December 31, 1998 and 1997 were:

                                                            DECEMBER 31,
                                                      -----------------------
                                                        1998            1997
                                                      -------         -------
Fair value of plan assets at beginning of year        $   788         $   420
Actual return on plan assets                              100              47
Employer contributions                                  1,006             335
Benefits paid                                             (32)            (14)
                                                      -------         -------
Fair value of plan assets at end of year              $ 1,862         $   788
                                                      =======         =======
Funded status at end of year                          $(6,965)        $(2,222)
Unrecognized net actuarial loss                           951             797
Unrecognized prior service cost                         3,805             425
                                                      -------         -------
Net amount recognized at end of year                  $(2,209)        $(1,000)
                                                      =======         =======

Amounts recognized in the statement of financial position for the combined plans consist of:

                                                  DECEMBER 31,
                                            -----------------------
                                              1998            1997
                                            -------         -------
Accrued benefit cost                        $(4,315)        $(1,186)
Intangible asset                              2,106             186
                                            -------         -------
Net amount recognized at end of year        $(2,209)        $(1,000)
                                            =======         =======

Weighted-average assumptions used in accounting for the plans as of fiscal year-end were:

                                                      1998       1997      1996
                                                     ------    -------   -------
Discount rate                                         6.75%      7.00%    7.50%
Expected return on plan assets                        8.00%      8.00%    8.00%
Rates of compensation increase-SERP                   3.30%      3.30%    3.30%
Rates of compensation increase all other plans        4.00%      4.00%    4.00%


     On January 1, 1995, the Company established the Stock Investment Plan (the Stock Plan) covering substantially all employees. Under the Stock Plan, eligible employees may make contributions, through payroll deductions to acquire common stock of the Company. The purchase price of such stock will be equal to 85% of the fair market value on the purchase date with the Company subsidizing the remaining 15% of the cost. The Company is responsible for custodian charges (including brokerage expenses incurred in connection with the purchase of shares) and all costs of maintaining and executing transfers. This plan will continue until 425,528 shares of stock have been purchased by employees. The Company has subsidized approximately $121, $108 and $94 relating to the noncompensatory Stock Plan discount for 1998, 1997 and 1996, respectively. At December 31, 1998 there were 155,564 shares issued under the Stock Plan.

     On January 1, 1995, the Company established the Employee Stock Ownership Plan (ESOP) covering substantially all employees. Contributions to the ESOP, which are at the discretion of and determined annually by the Board of Directors, are not to exceed the maximum amount deductible under the applicable sections of the Internal Revenue Code and are funded annually. However, such contributions must be adequate to meet the required principal and interest payments on the underlying loans discussed below.

     During 1998, 1996 and 1995, the ESOP borrowed $2,000, $3,000 and $2,000, respectively, from the Company to purchase a total of 590,119 shares of the Company's common stock and pledged those shares to secure loans outstanding. The principal amount of the 1995 loan is repayable in equal quarterly installments of $100, which commenced in January 1996. The principal amount of the 1996 loan is repayable in annual installments of $600 which commenced in May 1997. The principal amount of the 1998 loan is repayable in annual installments of $500 which commence in January 1999. In accordance with these loan agreements, the ESOP repaid $1,000 to the Company in 1998, $1,000 to the Company in 1997 and $400 to the Company in 1996. An additional $108, $53 and $48 was paid on these loans in 1998, 1997 and 1996, respectively, from the cash dividends paid on the unallocated ESOP shares. In accordance with the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans", the Company records compensation expense equal to the fair value of shares on the date such shares are committed to be released to employees. Shares are considered committed to be released under the applicable plan formula as the principal amount of the underlying loans are repaid. For the years ended December 31, 1998, 1997 and 1996, 94,593, 99,545 and 42,339 shares, respectively were released. Compensation expense related to the ESOP was $1,623, $1,480 and $600 for the years ended December 31, 1998, 1997 and 1996, respectively. The fair market value of the unallocated shares held at December 31, 1998 was $5,857. Fair market value of the allocated shares was $2,322 at December 31, 1998.

     RBC, at the time of its acquisition, had in existence a defined contribution 401(k) plan and an ESOP plan. The shares in the ESOP plan were fully allocated. Both of these plans were merged into the Company's ESOP and 401(k) Retirement Savings Plan effective January 1, 1998.

Note 17 - Net Income Per Common Share:

     The following is a reconciliation of basic earnings per share to diluted earnings per share as calculated under SFAS No. 128 for the years ended December 31, 1998, 1997 and 1996, respectively:

                                                                             PER
                                              INCOME          SHARES         SHARE
FOR THE YEAR ENDED DECEMBER 31, 1998       (NUMERATOR)    (DENOMINATOR)     AMOUNT
---------------------------------------    -----------    --------------    -------
Net income per common share - basic           $48,671        23,122,835      $2.10
                                                                            =======
Effect of stock options                                         378,273
                                           -----------    --------------
Net income per common share - diluted         $48,671        23,501,108      $2.07
                                           ===========    ==============    =======

     Options to purchase 6,000 shares of common stock at $17.75 per share were outstanding during 1998 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which will expire on May 1, 2008, were still outstanding at December 31, 1998.


                                                                             PER
                                              INCOME          SHARES         SHARE
FOR THE YEAR ENDED DECEMBER 31, 1997       (NUMERATOR)    (DENOMINATOR)     AMOUNT
---------------------------------------    -----------    --------------    -------
Net income per common share - basic          $ 21,798       20,396,428      $ 1.07
                                                                           ========
Effect of stock options                                        404,400
                                           -----------    -------------
Net income per common share - diluted        $ 21,798       20,800,828      $ 1.05
                                           ===========    =============    ========

     Options to purchase 6,300 shares of common stock at $16.27 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options, which will expire on August 26, 2007, were still outstanding at December 31, 1997.


                                                                             PER
                                              INCOME          SHARES         SHARE
FOR THE YEAR ENDED DECEMBER 31, 1996       (NUMERATOR)    (DENOMINATOR)     AMOUNT
---------------------------------------    -----------    --------------    -------
Net income per common share - basic           $ 19,623      19,158,658      $ 1.02
                                                                            =======
Effect of stock options                                        367,209
                                           ------------   -------------
Net income per common share - diluted         $ 19,623      19,525,867      $ 1.00
                                           ============   =============     =======

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

     The Company's mortgage loans held-for-sale are acquired or originated through a network of correspondents and wholesale brokers. In connection therewith, the Company routinely enters into optional mortgage purchase commitments to acquire or originate specific in-process mortgage loans when and if closed by the counterparty, at the option of the mortgagor. Mortgage purchase commitments obligate the Company to acquire mortgage loans on a delayed delivery basis, which may extend for a period of 60 days, at a price which is fixed as of the date of the contract.

     Accordingly, the Company is subject to the risk that the market value of its on-balance sheet mortgage loans held-for-sale and the mortgage loans it is obligated to purchase under its mortgage purchase commitments may change significantly prior to resale. In order to limit its resale price exposure for agency-eligible mortgage loans, the Company enters into mandatory delivery commitments which are contracts for delayed delivery of mortgage loans to third parties. Mandatory delivery commitments obligate the Company to sell agency-eligible mortgage loans on a delayed delivery basis at a price which is fixed as of the date of the contract. Since mandatory delivery commitments enable the Company to fix its resale prices for both on-balance sheet mortgage loans held for sale (for which a fixed price has already been paid) and for anticipated loan closures subject to mortgage purchase commitments (which fix the delayed purchase price for the resultant mortgage loans), these instruments can effectively limit the Company's resale price exposures.

     The percentages of anticipated agency-eligible loan closures under mortgage purchase commitments that are covered by mandatory delivery commitments not allocated to on-balance sheet mortgages held-for-sale are monitored continuously. The Company's resultant expected exposure to resale pricing risk is continuously adjusted to consider changing expectations regarding anticipated loan closure percentages and other market conditions. Generally, the Company buys put and call option contracts on U.S. Government Securities to effect modest adjustments of its overall exposure to resale pricing changes.

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

     Periodically, the Company also buys or sells futures contracts as part of its hedging activities for rate locked and closed subprime mortgage loans. Generally, futures positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Futures also may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. There were no open futures positions as of December 31, 1998 or 1997. Because the changes in value of futures contracts and the hedged items can be based on different indices, there is a risk that the changes in value may not correlate.

     As discussed in Note 14, the Company typically sells its produced residential mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. These forward sales contracts commit the Company to deliver mortgage servicing rights backed by contractual levels of unpaid principal balances. Outstanding commitments to deliver totaled $3,300,000 and $4,800,000 at December 31, 1998 and 1997, respectively. The Company also maintains a portfolio of residential mortgage servicing rights which though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of those mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in actual and expected mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract increases while the value of a mortgage servicing right decreases in a declining interest rate environment. As such, interest rate floor contracts can potentially effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment.

     The Company uses an amortizing interest rate swap agreement to fix the interest rate on its floating rate credit facility, which finances its fixed rate leasing portfolio. Under this agreement, the Company makes or receives payments based on the difference between a fixed rate paid by the Company and a floating rate paid by the counterparty, applied to a notional amount of outstanding principal. The interest rate swap agreement is valued based on the difference between the fixed rate and the floating rate at year end.

     The above described financial instruments involve, to varying degrees, elements of credit and interest rate risk which are in excess of the amounts recognized in the balance sheet. The

Company believes that these instruments do not represent a significant exposure to credit loss since the amounts subject to credit risks are controlled through collateral requirements, credit approvals, limits and monitoring procedures. The Company is exposed to credit losses in the event of non-performance by counterparties to certain of its financial instruments, but it does not expect any counterparties to fail since such risks are managed through limits and monitoring procedures. The Company does not have a significant exposure to any individual customer, correspondent or counterparty in connection with these financial instruments. Except for mortgage purchase commitments, the Company does not require collateral or other security to support the financial instruments with credit risk whose contract or notional amounts are summarized as follows:


                                                                               CONTRACT AMOUNT AT DECEMBER 31,
                                                                            ---------------------------------------
                                                                                  1998                  1997
                                                                            ------------------    -----------------
Financial instruments whose contract amounts represent credit risk:
    Mortgage purchase commitments                                                  $1,089,539            $ 980,498
Financial instruments whose contract amounts exceed the amount of credit risk:
    Mandatory delivery commitments (allocated against mortgages
        held-for-sale)                                                              1,263,861              800,725
    Mandatory delivery commitments (allocated against mortgage
        purchase commitments)                                                         402,139              581,025
    Purchased option contracts                                                        310,000              215,000
    Forward servicing sales contracts                                               3,300,000            4,800,000
    Interest rate floor contracts                                                   1,482,000              978,200
    Interest rate swaps                                                                81,147                 --

     Mortgage loan purchase commitments expose the Company to credit loss in the event the purchase commitments are funded as mortgage loans and if counterparties default prior to resale. The maximum credit loss to which the Company is exposed is the notional amount of the commitments. However, the Company does not believe the commitments represent a significant exposure to credit loss because the related loans are secured by 1-4 family homes, most loans are insured or guaranteed through private mortgage insurance or government approval programs and subjected to underwriting standards specified by government agencies or private mortgage insurance. The estimated credit exposure on financial instruments whose contract amounts exceed the amount of credit risk is the increase in market value of the instrument.

     The Company generally does not charge a premium to its correspondents in connection with issuance of its mortgage purchase commitments nor is a premium charged to the Company in connection with its acquisition of mandatory delivery or forward servicing sales contracts.

     Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $2,823 and $1,819 at December 31, 1998 and 1997, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

     The Company uses CMT rate and CMS rate floors to protect itself against interest and prepayment risk on its available-for-sale portfolio. The Company monitors the changes in the fair value of the CMT and CMS floors and the hedged mortgage servicing rights on an ongoing basis. Premiums paid for interest rate floor contracts are initially deferred and included in other assets in the balance sheet and are amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts as well as changes in the fair value of the contracts are recorded as a reduction or increase of basis in mortgage servicing rights to the extent that such changes correlate with changes in fair value of mortgage servicing rights. Included in the mortgage servicing right basis are deferred gains of $13,509 and $6,776 and unamortized floor premiums of $9,000 and $2,787 for 1998 and 1997, respectively. Other assets included $6,539 and $3,521 at December 31, 1998 and 1997, respectively, of unamortized premiums. For the years ended December 31, 1998 and 1997, respectively, $1,976 and $1,514 of deferred premiums paid for interest rate floor contracts were amortized to expense.

     The current variable rate index (CMT Treasury rate) was 4.65% and 5.78% at December 31, 1998 and 1997, respectively. Other terms of the CMT interest rate floor contracts outstanding at December 31, 1998, are summarized as follows:

                                                         Notional
    Contract Date           Expiration Date               Amount          Floor Rate
------------------------------------------------------------------------------------

September 19, 1994        September 19, 1999               $81,000           6.345%
September 19, 1994        September 19, 1999                51,000           6.845%
February 13, 1995         February 13, 2000                 20,000           7.067%
February 13, 1995         February 13, 2000                 45,000           6.567%
June 7, 1996              June 7, 1999                      50,000           6.600%
August 20, 1996           August 20, 2001                   60,000           5.570%
April 22, 1997            April 22, 2000                   125,000           6.750%
April 22, 1997            April 22, 2000                   150,000           6.500%
April 22, 1997            April 22, 2000                   375,000           6.250%
July 9, 1998              July 9, 2005                      55,000           4.910%
July 9, 1998              July 9, 2001                     125,000           5.160%
September 15, 1998        September 15, 2003                75,000           4.500%
October 13, 1998          October 13, 2003                 150,000           4.500%
                                                   ================
                                                       $ 1,362,000
                                                   ================

     During 1998 the Company purchased four CMT interest-rate floors contracts for $3,530 with contract dates as listed above. The notional amounts of these interest rate floors totaled $405,000. One interest rate floor with a notional amount of $21,200 and a contract date of February 13, 1995, expired on February 13, 1998.

     During 1998 the Company purchased one CMS interest-rate floor contract for $1,464 with a contract date of November 10, 1998. The notional amount of this CMS interest rate floor is $120,000 with a floor rate of 5.410% that expires on November 10, 2003. The CMS rate at December 31, 1998 was 4.65%.

Note 19 - Quarterly Financial Data (Unaudited):

                                            First         Second       Third      Fourth
1998                                       Quarter        Quarter     Quarter     Quarter      Year
------------------------------------------------------------------------------------------------------
Net interest income                        $ 4,292        $ 5,459     $ 4,601     $ 7,426    $ 21,778
Net gain on sale of mortgage loans          39,174         44,455      45,597      42,237     171,463
Gain on sale of mortgage servicing rights      628            452         533         140       1,753
Servicing fees                               9,303         10,412      11,419      12,022      43,156
Other income                                   974          1,923 (1)     487       2,192       5,576 (1)
------------------------------------------------------------------------------------------------------
      Total revenues                        54,371         62,701 (1)  62,637      64,017     243,726 (1)
------------------------------------------------------------------------------------------------------
Salary and employee benefits                20,714         20,848      20,479      20,365      82,406
Occupancy expense                            2,780          2,651       2,627       3,161      11,219
Amortization and provision for impairment
     of mortgage servicing rights            5,629          6,674       7,750       9,179      29,232
Provision for foreclosure losses and
     repurchased loans                       1,962          2,054       2,436       4,571      11,023
General and administrative expenses          7,830          8,814       7,959       8,640      33,243
------------------------------------------------------------------------------------------------------
      Total expenses                        38,915         41,041      41,251      45,916     167,123
------------------------------------------------------------------------------------------------------
Income before income taxes                  15,456         21,660 (1)  21,386      18,101      76,603 (1)
Income tax expense                          (5,875)        (8,548)(1)  (8,134)     (5,375)    (27,932)(1)
------------------------------------------------------------------------------------------------------
Net income                                   9,581         13,112 (1)  13,252      12,726      48,671 (1)
------------------------------------------------------------------------------------------------------
Net income per common share-basic           $ 0.42         $ 0.57 (1)  $ 0.57      $ 0.56      $ 2.10 (1)
Net income per common share-diluted         $ 0.41         $ 0.56 (1)  $ 0.56      $ 0.55      $ 2.07 (1)




                                            First         Second       Third      Fourth
1997                                       Quarter        Quarter     Quarter     Quarter      Year
------------------------------------------------------------------------------------------------------
Net interest income                        $ 3,735        $ 5,916     $ 4,535     $ 3,458    $ 17,644
Net gain on sale of mortgage loans          17,027         25,223      29,328      31,792     103,370
Gain on sale of mortgage servicing rights    1,491          1,220       3,237       2,007       7,955
Servicing fees                               7,535          7,803       7,711       7,820      30,869
Other income                                   269            157         146         608       1,180
------------------------------------------------------------------------------------------------------
      Total revenues                        30,057         40,319      44,957      45,685     161,018
------------------------------------------------------------------------------------------------------
Salary and employee benefits                12,264         14,880      16,487      18,604      62,235
Occupancy expense                            1,592          1,850       1,886       2,130       7,458
Amortization and provision for impairment
     of mortgage servicing rights            4,108          4,725       4,840       4,642      18,315
Provision for foreclosure losses and
     repurchased loans                         266            827       1,512       2,010       4,615
General and administrative expenses          4,609          6,041      16,325 (2)   6,333      33,308 (2)
------------------------------------------------------------------------------------------------------
      Total expenses                        22,839         28,323      41,050 (2)  33,719     125,931 (2)
------------------------------------------------------------------------------------------------------
Income before income taxes                   7,218         11,996       3,907 (2)  11,966      35,087 (2)
Income tax expense                          (2,748)        (4,625)     (1,340)(2)  (4,576)    (13,289)(2)
------------------------------------------------------------------------------------------------------
Net income                                 $ 4,470        $ 7,371     $ 2,567 (2) $ 7,390    $ 21,798 (2)
------------------------------------------------------------------------------------------------------
Net income per common share-basic           $ 0.23         $ 0.36      $ 0.12 (2)  $ 0.36      $ 1.07 (2)
Net income per common share-diluted         $ 0.22         $ 0.36      $ 0.12 (2)  $ 0.35      $ 1.05 (2)


(1) Includes non-recurring and special charges totaling $1,490 pre-tax, or $917 after-tax. Exclusive thereof, second quarter 1998 and full year 1998 other income, total revenue, income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted would have been $433, $61,211, $20,170, $7,975, $12,195, $0.56 and
$0.52; and $4,086, $242,236, $75,113, $27,359, $47,754, $2.07 and $2.03,
respectively.

(2) Includes non-recurring and special charges totaling $10,147 pre-tax, or $6,241 after-tax. Exclusive thereof, third quarter 1997 and full year 1997 general and administrative expenses, total expenses, income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted would have been $6,178, $30,903, $14,054, $5,246, $8,808, $0.43, and $0.42; and $23,161, $115,784, $45,234, $17,195,
$28,039, $1.37, and $1.35 for the third quarter and the year, respectively.

Note 20 - Segment Income Statement:

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" the Company adopted segment reporting in 1998. The following tables present a summary of the allocated revenues and expenses for each of the Company's operating divisions (with non-recurring and special charges separately categorized) for the years ended December 31, 1998, 1997 and 1996, respectively.

                                                                                                              NON-
                                       MORTGAGE PRODUCTION                                                  RECURRING
                                       --------------------   AGENCY-                                         AND
                                       AGENCY-               ELIGIBLE   COMMERCIAL                          SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1998*  ELIGIBLE  SUBPRIME    SERVICING   MORTGAGE     LEASING     OTHER      CHARGES   CONSOLIDATED
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net interest income                    $ 6,680    $  9,565                 $    536   $  4,637     $  360                  $ 21,778
Net gain on sale of mortgage loans     134,472      27,980                    9,011                                         171,463
Gain on sale of mortgage servicing                            $  1,753                                                        1,753
  rights
Servicing fees                                                  37,856        3,777      1,014        509                    43,156
Other income                             1,455         732         455           11        753        680    $  1,490         5,576
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total revenues                    142,607      38,277      40,064       13,335      6,404      1,549       1,490       243,726
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Salary and employee benefits            55,221      13,485       3,449        7,322      2,347        582                    82,406
Occupancy expense                        7,451       1,921         443          840        376        188                    11,219
Amortization and provision for
  impairment of mortgage servicing
  rights                                                        27,897        1,335                                          29,232
General and administrative expenses     28,342       4,490       6,446        1,734      2,584        670                    44,266
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total expenses                     91,014      19,896      38,235       11,231      5,307      1,440                   167,123
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Income before income taxes              51,593      18,381       1,829        2,104      1,097        109       1,490        76,603
Income tax expense                     (18,649)     (6,656)       (662)        (952)      (435)        (5)       (573)      (27,932)
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net income                             $32,944   $  11,725    $  1,167    $   1,152     $  662   $    104    $    917      $ 48,671
                                       ========  ==========  ========== ============  =========  =========  ========== =============

                                                                                                              NON-
                                       MORTGAGE PRODUCTION                                                  RECURRING
                                       --------------------   AGENCY-                                         AND
                                       AGENCY-               ELIGIBLE   COMMERCIAL                          SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1997*  ELIGIBLE  SUBPRIME    SERVICING   MORTGAGE     LEASING     OTHER      CHARGES   CONSOLIDATED
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net interest income                    $16,376    $  1,268                                                                 $ 17,644
Net gain on sale of mortgage loans      89,358      14,012                                                                  103,370
Gain on sale of mortgage servicing                            $  7,955                                                        7,955
  rights
Servicing fees                                                  30,869                                                       30,869
Other income                             1,180                                                                                1,180
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total revenues                    106,914      15,280      38,824                                                      161,018
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Salary and employee benefits            51,456       7,754       3,025                                                       62,235
Occupancy expense                        6,429         711         318                                                        7,458
Amortization and provision for
  impairment of mortgage servicing
  rights                                                        18,315                                                       18,315
General and administrative expenses     17,899       2,021       7,856                                       $ 10,147        37,923
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total expenses                     75,784      10,486      29,514                                         10,147       125,931
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Income before income taxes              31,130       4,794       9,310                                        (10,147)       35,087
Income tax expense                     (11,833)     (1,825)     (3,537)                                         3,906       (13,289)
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net income (loss)                      $19,297   $  2,969     $  5,773                                      $ (6,241)      $ 21,798
                                       ========  ==========  ========== ============  =========  =========  ========== =============


                                                                                                              NON-
                                       MORTGAGE PRODUCTION                                                  RECURRING
                                       --------------------   AGENCY-                                         AND
                                       AGENCY-               ELIGIBLE   COMMERCIAL                          SPECIAL
FOR THE YEAR ENDED DECEMBER 31, 1996*  ELIGIBLE  SUBPRIME    SERVICING   MORTGAGE     LEASING     OTHER      CHARGES   CONSOLIDATED
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net interest income                    $ 16,902                                                                           $ 16,902
Net gain on sale of mortgage loans       79,178                                                                             79,178
Gain on sale of mortgage servicing
  rights                                                      $ 1,105                                                        1,105
Servicing fees                                                 28,763                                                       28,763
Other income                               669                                                                                 669
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total revenues                     96,749                 29,868                                                      126,617
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Salary and employee benefits            47,567                  2,821                                        $ 5,190        55,578
Occupancy expense                        5,462                    178                                                        5,640
Amortization and provision for
  impairment of mortgage
  servicing rights                                             14,934                                                       14,934
General and administrative expenses     15,904                  4,013                                                       19,917
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
     Total expenses                     68,933                 21,946                                          5,190        96,069
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------

Income before income taxes              27,816                  7,922                                         (5,190)       30,548
Income tax expense                     (10,058)                (2,865)                                         1,998       (10,925)
-------------------------------------  --------  ----------  ---------- ------------  ---------  ---------  ---------- -------------
Net income (loss)                      $17,758                $ 5,057                                        $(3,192)      $19,623
                                       ========  ==========  ========== ============  =========  =========  ========== =============

*Revenues and expenses have been allocated on a direct basis to the extent possible. Corporate overhead expenses have been allocated to agency-eligible mortgage production. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.

Note 21 -  Fair Value of Financial Instruments:

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997.

                                                      1998                            1997
                                         -----------------------------    ------------------------------
                                           Carrying         Estimated      Carrying          Estimated
                                            Amount         Fair Value       Amount           Fair Value
                                         -----------      ------------    ----------        ------------
Assets
  Cash                                   $   18,124        $   18,124     $   13,546         $   13,546
  Receivables                                80,248            80,248         87,702             87,702
  Lease receivables                         102,029           107,290         51,494             51,494
  Residual interests in subprime
     securitizations                         45,782            45,782         19,684             19,684
  Mortgage loans held-for-sale and
     mortgage-backed securities           1,441,458         1,442,532      1,179,188          1,181,533
Liabilities
  Short-term borrowings                   1,566,287         1,566,287      1,224,489          1,224,489
  Long-term borrowings                        6,364             6,371          6,461              6,380


                                                       1998                                      1997
                                      ---------------------------------------   ---------------------------------------
                                        Notional    Carrying     Estimated       Notional     Carrying      Estimated
                                         Amount      Value       Fair Value       Amount        Value       Fair Value
                                      ------------- ---------   -------------   -----------   ----------   -------------
Off-balance sheet instruments
  Mortgage purchase commitments         $1,089,539     -             $ 2,600       $ 980,498        -         $ 3,010
  Mandatory delivery commitments
     (allocated to mortgage purchase
     commitments)                          402,139     -                (451)        581,025        -          (2,446)
Purchased option contracts                 310,000   $ 2,823           1,183         215,000      $ 1,819       2,757

Interest rate floor contracts            1,482,000    20,048          20,048         978,200       11,801      11,801
Interest rate swaps                         81,147     -                (759)           -             -             -

     The following notes summarize the significant methods and assumptions used in estimating the fair values of financial instruments.

     Cash and receivables are short-term in nature. Accordingly, they are valued at their carrying amounts which are a reasonable estimation of fair value.

     Lease receivables are valued by management for each homogenous category of leases by discounting future expected cash flows. Lease receivables held-for-sale are valued by management based upon recent sales with consideration given to differences between those leases and leases sold. The implicit discount rate applied for purposes of determining the aggregate discounted lease balance was obtained from an investment banker based on recent market rates.

     Mortgage loans held-for-sale and mortgage-backed securities covered by mandatory delivery commitments allocated thereto are valued based upon commitment delivery prices. Uncommitted mortgage loans held-for-sale are valued by reference to quoted market prices for mortgage-backed securities, after appropriate adjustments thereto. For purposes of developing the estimated fair value, the portfolio has been segregated by product type, term and interest rate.

     Short-term borrowings are all tied to near term variable rate indices. Accordingly they are valued at their carrying amounts, which are a reasonable estimation of fair values.

     Long-term borrowings are at a fixed rate of 8.07% and were valued based upon the net present value of the borrowings using an estimated current rate of 7.375%.

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

     Interest rate floor contracts are valued based upon an independent third party valuation.

     Interest rate swaps are valued based upon the present value of future cash flows based on the interest rate spread between the fixed rate and floating rate at December 31, 1998.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Resource Bancshares
Mortgage Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Resource Bancshares Mortgage Group, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
Columbia, South Carolina
January 29, 1999

STOCK DATA

     Information pertaining to high and low stock prices for each quarter during 1998 and 1997 is given in the following chart. All per share data have been adjusted to reflect the stock dividends issued by the Company.

                                             1998                                          1997
                         --------------------------------------------- ----------------------------------------------
  QUARTER                        HIGH                    LOW                    HIGH                    LOW
  ---------------------- ---------------------- ---------------------- ----------------------- ----------------------
  First                         $18.00                 $13.50                 $16.79                  $12.50
  Second                         19.63                  15.06                  19.05                   12.02
  Third                          23.25                  15.06                  19.05                   11.90
  Fourth                         17.13                   9.50                  16.88                   10.95
  Source:  Nasdaq

     The Company began paying cash dividends in 1996. The following chart summarizes cash dividends declared and paid during 1997 and 1998. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for restrictions on the Company's ability to pay cash dividends.)

              RECORD DATE                           PAYMENT DATE                           CASH DIVIDEND
  ------------------------------------- -------------------------------------- --------------------------------------
  February 19, 1997                     March 5, 1997                                         $0.03
  June 2, 1997                          June 16, 1997                                          0.03
  August 20, 1997                       September 10, 1997                                     0.03
  December 18, 1997                     December 31, 1997                                      0.04
  February 16, 1998                     March 18, 1998                                         0.05
  June 1, 1998                          June 30, 1998                                          0.07
  July 31, 1998                         August 31, 1998                                        0.07
  November 6, 1998                      December 4, 1998                                       0.10

         As of March 19, 1999, there were approximately 581 record holders of the Company's common stock.

DIRECTORS                                    EXECUTIVE OFFICERS
---------                                    ------------------

Edward J. Sebastian                          Edward J. Sebastian
Chairman of the Board                        Chairman of the Board
Chief Executive Officer                      Chief Executive Officer
Resource Bancshares Mortgage Group, Inc.
Columbia, South Carolina                     David W. Johnson, Jr.
                                             Vice Chairman
David W. Johnson, Jr.                        Managing Director
Vice Chairman
Managing Director                            Steven F. Herbert
Resource Bancshares Mortgage Group, Inc.     Senior Executive Vice President
Columbia, South Carolina                     Chief Financial Officer

John C. Baker                                Richard M. Duncan
Baker Capital Corp.                          Senior Executive Vice President
venture capital firm                         Production
New York, New York

Stuart M. Cable *
Attorney
Goodwin, Proctor, & Hoar LLP
law firm
Boston, Massachusetts

John W. Currie
Attorney
McNair Law Firm P.A.
law firm
Columbia, South Carolina

Boyd M. Guttery *
Business Consultant
Atlanta, Georgia

Robin C. Kelton
Chairman
Kelton International Ltd.
investment bank
London, England

John O. Wolcott *
Executive Vice President
Olayan America Corporation
investment company
New York, New York



* Audit Committee

CORPORATE INFORMATION

Exchange:     NASDAQ
Symbol:       RBMG
Internet Address:   http://www.rbmg.com/

INVESTOR RELATIONS CONTACT

Steven F. Herbert
Senior Executive Vice President
and Chief Financial Officer
7909 Parklane Road
Columbia, South Carolina  29223
Tel:  (803) 741-3539
Fax:  (803) 741-3586
E-mail :  raved@rbmg.com
1-800-933-2890

DIVIDEND REINVESTMENT PLAN

Resource Bancshares Mortgage Group, Inc. has an optional Dividend Reinvestment and Stock Purchase Plan. Shareholders interested in participating can contact Steven F. Herbert at the address set forth previously in Investor Relations Contact.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
1441 Main Street, Suite 705
Columbia, South Carolina  29201

FORM 10K AND OTHER INFORMATION

COPIES OF THE RESOURCE BANCSHARES MORTGAGE GROUP, INC. ANNUAL REPORT ON FORM 10K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO STEVEN F.
HERBERT AT THE ADDRESS SET FORTH PREVIOUSLY IN INVESTOR RELATIONS CONTACT.


TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company, a division of Equiserve

TELEPHONE

Inside the US:    1-800-446-2617
Outside the US:   1-201-324-0498
TDD/TTY for hearing impaired: 1-201-222-4955

Operators are available Monday - Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock everyday.

INTERNET

Internet:  http://www.equiserve.com
E-mail:  fctc@em.fcnbd.com

GENERAL CORRESPONDENCE

First Chicago Trust Company, a division of Equiserve
P.O. Box 2500
Jersey City, NJ  07303-2500
For questions regarding stock transfers, change of address or lost certificates.

CERTIFICATE TRANSFERS BY MAIL

First Chicago Trust Company, a division of Equiserve
P.O. Box 2506
Jersey City, NJ  07303-2506

CERTIFICATE TRANSFERS BY COURIER

First Chicago Trust Company, a division of Equiserve
14 Wall Street, Suite 4680-8th Floor
New York, NY  10005