Form 10-K, Exhibit 13
period 1999-12-31
RESOURCE BANCSHARES MORTGAGE GROUP INC
filed 2000-03-30
CIK 893817

Resource Bancshares Mortgage Group, Inc.
1999 Annual Report
A Company with a New Strategy and Mission
Charting the Course for the Future


Description of RBMG

Resource Bancshares Mortgage Group, Inc. is a diversified financial services company engaged through wholly-owned subsidiaries primarily in the business of mortgage banking, through the purchase (via a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, two of the Company's wholly-owned subsidiaries originate, sell and service small-ticket commercial equipment leases and originate, sell, underwrite for investors and service commercial mortgage loans.



Table of Contents:

Selected Financial Highlights
Letter to Our Shareholders, Customers and Employees
Management's Discussion and Analysis of Financial Condition and Results of
  Operations
Quantitative and Qualitative Disclosure About Market Risk
Consolidated Financial Statements and Notes
Report of Independent Accountants
Stock Data
Directors and Executive Officers
Corporate Information


SELECTED FINANCIAL HIGHLIGHTS
($ IN THOUSANDS, EXCEPT SHARE INFORMATION)

------------------------------------------------------------------------------------------------------------------------------------
                                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                   1999            1998               1997             1996              1995
------------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net interest income                           $     26,162    $      21,778      $      17,644    $     16,902      $       8,635
Net gain on sale of mortgage loans                  93,560          171,463            103,370          79,178             33,822
Gain on sale of mortgage servicing rights            7,262            1,753              7,955           1,105              7,346
Servicing fees                                      46,958           43,156             30,869          28,763             24,205
Total revenues                                     173,792          243,726 (2)        161,018         126,617             76,697
Salary and employee benefits                        72,868 (1)       82,406             62,235          55,578 (4)         31,199
Total expenses (including taxes)                   167,870 (1)      195,055 (2)        139,220 (3)     106,994 (4)         62,478
Net income                                           5,922 (1)       48,671 (2)         21,798 (3)      19,623 (4)         14,219

PER COMMON SHARE DATA
Net income per common share - basic           $       0.29 (1)$        2.10 (2)  $        1.07 (3)$       1.02 (4)  $        0.88
Net income per common share - diluted                 0.28 (1)         2.07 (2)           1.05 (3)        1.00 (4)           0.86
Market price per common share at year-end(5)          4.53            16.56              16.31           13.57              12.68
Book value per common share at year-end              11.08            10.96               9.21            7.77               5.71
Cash dividends paid per common share                  0.43             0.29               0.13            0.06             -


BALANCE SHEET
Mortgage loans held for sale
   and mortgage-backed securities             $    480,504    $   1,441,458      $   1,179,188    $    802,335      $   1,035,229
Lease receivables                                  155,559          102,029             51,494          -                  -
Mortgage servicing rights, net                     177,563          191,022            127,326         109,815             99,912
Residual interests in subprime securitizations      54,382           45,782             19,684          -                  -
Total assets                                     1,027,182        1,969,635          1,556,929       1,028,394          1,231,097
Total long-term borrowings                           6,259            6,364              6,461          -                  65,530
Total liabilities                                  814,710        1,717,477          1,341,790         871,093          1,137,693
Stockholders' equity                               212,472          252,158            215,139         157,301             93,404

STATISTICS
Total mortgage loan and lease production      $  9,785,966    $  16,540,016      $  10,777,294    $  9,995,725      $   7,135,774
Total agency-eligible servicing
  Portfolio  (including subservicing)            9,078,226       13,595,736         10,195,354       8,658,742          7,821,736
Commercial mortgage loan servicing
   portfolio                                     4,104,095        3,255,458          2,760,238          -                  -
Managed lease servicing portfolio                  166,572 (6)      136,521 (6)        123,509 (6)      -                  -
Return on average assets                             0.47% (1)        2.73% (2)          1.78% (3)       1.91% (4)          1.95%
Return on average equity                             2.52% (1)       21.01% (2)         12.82% (3)      14.43% (4)         17.00%

(1) Includes work force reduction charge totaling $3,789 pre-tax or $2,377 after-tax. Exclusive thereof, salary and employee benefits, total expenses (including taxes), net income, net income per common share-basic, net income per common share-diluted, return on average assets and return on average equity would have been $71,849, $165,493, $8,299. $0.41, $0.39, 0.67% and 3.53%,
respectively.

(2) Includes a non-recurring gain relating to sale of retail operations totaling $1,490 pre-tax or $917 after-tax. Exclusive thereof, total revenues, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would Have been $242,236, $194,482, $47,754, $2.07, $2.03, 2.68% and 20.61%,
respectively.

(3) Includes non-recurring and special charges relating to a terminated merger agreement and a special charge relating to certain non-recoverable operating receivables totaling $10,147 pre-tax or $6,241 after-tax. Exclusive thereof, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $132,979, $28,039, $1.37, $1.35, 2.29% and 16.34%, respectively.

(4) Includes a non-recurring charge related to certain contractual employment obligations totaling $5,190 pre-tax or $3,192 after-tax. Exclusive thereof, salary and employee benefits, total expenses, net income, net income per common share - basic, net income per common share - diluted, return on average assets and return on average equity would have been $50,388, $103,802, $22,815, $1.19, $1.17, 2.22% and 16.78%, respectively.

(5) Source of market price is Nasdaq.

(6) Managed lease servicing portfolio consists of $152,300, $98,956 and $49,104 of leases owned by the Company and $14,272, $37,565 and $74,405 of leases serviced for investors as of December 31, 1999, 1998 and 1997, respectively.

To our stockholders, customers and employees:

Just a few short months ago, I assumed responsibility as Chief Executive Officer. Since that time, the Board, management and I have met extensively to review your Company's current positioning in the eyes of its customers, colleagues and investors. We have reconsidered our market function, chosen markets, and product depth. We have re-assessed our corporate, management and leadership structures. As a team we have restated the strategy, mission, goals, business principles and core values which will chart this Company's course into the future. In this, my first letter to you, I want to articulate this new vision for your Company.

We cannot successfully compete against better-capitalized industry giants by providing customers an undifferentiated product at comparable cost. Instead, we must strive to out-perform our rivals by delivering greater value at lower cost to us. We believe we can realize this vision by merging world-class customer relationship management with a diverse product array and a state-of-the-art order fulfillment process.

We have already launched E-RBMG as part of our larger efforts to develop leading edge order fulfillment processes. This sophisticated on-line resource significantly improves the way current and potential customers interact with us. It accelerates the loan transaction cycle, virtually eliminates data re-keying, creates a faster feedback loop on loan status inquiries and allows us to provide faster, more accurate loan origination services. In our view, the capabilities offered by E-RBMG are unmatched and position us as a leader in Internet based business-to-business offerings within our industry. We are ahead of the curve and intend to remain there. By mid-year the Phase II version of E-RBMG will be on-line, offering a dramatically enhanced set of features and customer benefits.

We have already finalized processes that enable us to offer both prime and non-prime mortgage products to our customers irrespective of the channel through which they were originally acquired. We plan to rapidly expand our product offerings to include competitively priced ARMs, jumbos, seconds and home equity lines. And, to support these efforts, we will re-engineer our critical loan origination processes with switch-in front technologies that support seamless delivery of multiple products across all channels at significantly lower all-in costs.

In the days ahead, we will continue to implement our bold new vision by undertaking a company-wide reorganization designed to support effective pursuit of our new goals. We will reorganize around business processes rather than traditional product groupings. Specifically, we will reorganize around four primary business processes which we believe are critical to achievement of our goals: production/sales; order fulfillment; servicing; and portfolio management. These business units will continue to be centrally supported by the traditional corporate functions.

Finally, we will rapidly deploy new internal reporting models which measure "net value added" across products, customers, salespeople and the newly defined business units. Deployment of this new tool in tandem with implementation of risk-based internal pricing processes will make us better managers as we measure the alignment of business units, products, customers and sales staff with our broader strategic objectives.

In the months ahead, you will see E-business becoming a primary channel for our growth. In fact, I believe we have the core competencies, deep experience and core customer base that uniquely position this Company for success within that market space. We are mortgage professionals in search of technological solutions rather than technologists in search of mortgage professionals. In my view, the electronic mortgage is coming and the next few years will see the traditional mortgage business radically re-defined. By way of handling that transition, our size is an advantage. We can move quickly while effecting process changes rapidly. Ultimately, the market will search out a financial intermediary with a rich product line, advanced origination technology and the highest levels of service. We will be that intermediary.

Before closing, I want to acknowledge the many contributions of our former Chairman and CEO, Ed Sebastian, who retired at the end of 1999. Ed provided leadership during the critical decade that saw the Company move from its infancy to its initial public capitalization and on toward maturity. His entrepreneurial spirit and wisdom will be sorely missed as we build upon the solid foundation that is his legacy.

Your Board, management, employees and I are all working with enthusiasm to implement this new vision. I am confident that your Company has great potential. I thank you for the opportunity to serve as your CEO as we Chart our Course into the future and as we work together to create a new RBMG.


Douglas K. Freeman
Chief Executive Officer
March 22, 2000

Strategy
Mission
Goals
Business Principles
Core Values
Tactics

Top Mortgage Originators For the Year Ended
December 31, 1999 (dollars in billions)
                                                                     MARKET
 RANK  LENDER                                        VOLUME          SHARE
---------------------------------------------------------------------------
    1  Chase Home Finance                            $93.42           7.3%
    2  Norwest Mortgage                               81.99           6.4%
    3  Countrywide Credit Industries                  75.37           5.9%
    4  Bank of America Mortgage and Affiliates        63.22           5.0%
    5  Washington Mutual                              41.50           3.3%
   28  Resource Bancshares Mortgage Group              8.84           0.7%

Source: Inside Mortgage Finance, January 21, 2000



Our Strategic Focus Will Move:
FROM                                              TO
----                                              --

Volume                                            Value
Market Share                                      Customer Wallet Share
Volume Driven Price                               Profit Driven Pricing
Product Profitability                             Lifetime Customer Value
Undifferentiated Services                         Differentiated Services
Transaction Oriented Decisions                    Relationship Driven Decisions


1999 REVENUE BY DIVISION

                  Prime                    69%

                  Nonprime                 18%

                  Commercial                8%

                  Leasing                   5%


OUR MARKET FUNCTION
Customers

Consumers
Small businesses
Middle market companies
Large corporations

Distribution Networks

Direct
Broker
Bankers
Savings & Loans

Financial Intermediaries

Finance, human resources etcetera
Production
Order fulfillment
Servicing
Portfolio

Products

30 year fixed
15 year fixed
ARMs
Home equity
Non-prime

Investors

GSEs
Insurance Companies
Finance Companies
Banks
Wall Street

Positioning Customers

High quality sales and service
Value-speed, flexibility, simple to do business with Rich product line
Technology company

Positioning Colleagues

Market value leader
Most professional status
Personal wealth creation via work and ownership in Resource Bancshares Mortgage Group, Inc.

Positioning Investors

Niche player
Financial intermediary characteristics- low credit risk, low volume risk Technology play

Strategy

Our strategy is to be a customer centric financial intermediary, which combines the best of product depth, relationship management and service quality. The resulting company has world-class operational effectiveness and delivers greater value to our customers.

Mission Statement

The mission of Resource Bancshares Mortgage Group, Inc. is to be the premiere provider of financial products and services to our chosen market segments. We will be our customer's first choice of a financial intermediary by providing depth, world class relationship management and exceptional customer service. Resource Bancshares Mortgage Group, Inc.'s mission is to be our customers value added provider.

Goals

To be in the top decile of like companies in ROE
To be in the top decile of like companies in EPS
To be a .com company
To exceed our customers expectations
To be the best managed business in the industry
To be the place where the best and brightest colleagues want to work To be a business where our colleagues like each other and we have fun


Business Principles

Run it like you own it
Know your numbers
Know your customers
Develop good people
Manage expenses

Core Values

Teamwork and trust
A commitment to winning
Customers are our main focus
We have pride in our company
Do the right thing
We play win/win with our teammates
We are open and honest in our communications

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Resource Bancshares Mortgage Group, Inc. (the Company) (and the notes thereto) and the other information included or incorporated by reference into the Company's 1999 Annual Report on Form 10-K. Statements included in this discussion and analysis (or elsewhere in this annual report) which are not statements of historical fact are intended to be, and are hereby identified as, "forward looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following which are described herein or in the Company's Annual Report on Form 10-K for the year ended December 31, 1999: (i) interest rate risks, (ii) changes in economic conditions, (iii) competition, (iv) possible changes in regulations and related matters, (v) litigation affecting the mortgage banking business, (vi) delinquency and default risks, (vii) changes in the market for servicing rights, mortgage loans and lease receivables, (viii) environmental matters, (ix) changes in the demand for mortgage loans and leases,
(x) changes in the value of residual interests in subprime securitizations, (xi) prepayment risks, (xii) possible changes in accounting estimates and (xiii) availability of funding sources and other risks and uncertainties. The Company disclaims any obligation to update any forward-looking statements.

THE COMPANY

     The Company is a diversified financial services company engaged through wholly-owned subsidiaries primarily in the business of mortgage banking, through the purchase (via a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family (i.e. one-four family), first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, two of the Company's wholly-owned subsidiaries originate, sell and service small-ticket commercial equipment leases and originate, sell, underwrite for investors and service commercial mortgage loans.

LOAN AND LEASE PRODUCTION

     A summary of production by source for the periods indicated is set forth below:

($ IN THOUSANDS)                                 FOR THE YEAR ENDED DECEMBER 31,
                                            -----------------------------------------
                                                1999          1998           1997
                                            -----------    -----------    -----------
Agency-Eligible Loan Production:
    Correspondent                           $ 6,363,936    $11,666,560    $ 7,893,583
    Wholesale                                 1,748,415      3,023,961      1,868,726
    Retail                                           --        264,059        675,411
                                            -----------    -----------    -----------
Total Agency-Eligible Loan Production         8,112,351     14,954,580     10,437,720
Subprime Loan Production                        728,410        607,664        339,574
Commercial Mortgage (for Investors
       and Conduits) Loan Production            844,975        899,674             --
 Lease Production                               100,230         78,098             --
                                            -----------    -----------    -----------
Total Mortgage Loan and Lease Production    $ 9,785,966    $16,540,016    $10,777,294
                                            ===========    ===========    ===========

     Initially, the Company was focused exclusively on purchasing agency-eligible mortgage loans through its correspondents. To diversify its sources of residential loan volume, the Company started a wholesale operation in 1994, a retail operation in 1995 (which was sold in 1998) and a subprime operation in 1997. To further diversify its sources of production and revenue, the Company acquired a small-ticket commercial equipment lease operation and a commercial mortgage loan business. These two newer sources of production accounted for approximately 10% and 6% of the Company's total production for 1999 and 1998, respectively. Historically, correspondent operations have accounted for a diminishing percentage of the Company's total production (65% for 1999, 71% for 1998 and 73% for 1997). Wholesale and subprime production accounted for 18% and 7%, respectively, of the Company's 1999 total production. A summary of key information relevant to industry loan production activity is set forth below:

($ IN THOUSANDS)                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------------------
                                                            1999               1998               1997
                                                      --------------     --------------     ---------------

U. S. 1-4 Family Mortgage Originations Statistics (1):

    U. S. 1-4 Family Mortgage Originations            $1,287,000,000     $1,470,000,000     $  857,000,000
    Adjustable Rate Mortgage Market Share                         21%                14%                22%
    Estimated Fixed Rate Mortgage Originations         1,017,000,000      1,264,000,000        668,000,000

Company Information:
    Residential Loan Production                       $    8,840,761     $   15,562,244     $   10,777,294
    Estimated Company Market Share                              0.69%              1.06%              1.26%

(1) Source:  Mortgage Bankers Association of America, Economics Department.

         The Company's total residential mortgage production decreased by 43% to $8.8 billion for 1999 from $15.6 billion for 1998. This decrease is primarily due to (1) the increase in competition in the market place; (2) an estimated 12% decline in residential originations within the industry; (3) the increased ARM market share in 1999 (the Company offers primarily fixed rate products); and (4) the rise in mortgage interest rates during 1999. The Company's 44% production increase from 1997 to 1998 was primarily attributed to a 72% nationwide production increase for the same period.

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


  ($ IN THOUSANDS)                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                          -------------------------------------------
                                              1999            1998            1997
                                          ------------    -----------     -----------

  Correspondent Loan Production           $ 6,363,936     $11,666,560     $ 7,893,583
  Estimated Correspondent Market Share(1)        0.49%           0.79%           0.92%
  Approved Correspondents                         909             852             919
  Correspondent Division Expenses         $    55,438     $    68,975     $    47,618

(1) Source:  Mortgage Bankers Association of America, Economics Department.

     The Company's correspondent loan production decreased by 45% to $6.4 billion for 1999 from $11.7 billion for 1998. This decrease in production is primarily due to (1) the increase in competition in the market place; (2) an estimated 12% decline in residential originations within the industry; (3) the increased ARM market share in 1999 (the Company primarily offers fixed rate products); and (4) the rise in mortgage interest rates during 1999. This decline in production is the primary reason for the increase in correspondent division expenses as a percentage of production which increased from 59 basis points for 1998 to 87 basis points for 1999 despite the reduction in correspondent division expenses. The number of approved correspondent lenders increased 7% from 1998 to 1999. The Company's correspondent loan production increased by 48% to $11.7 billion for 1998 from $7.9 billion for 1997. This increase is primarily a result of the 72% increase in nationwide mortgage originations for 1998.

Wholesale Loan Production

     The wholesale division receives loan applications through brokers, underwrites the loans, funds the loans at closing and prepares all closing documentation. The wholesale branches and regional operating centers handle all shipping and follow-up procedures on loans. Typically, mortgage brokers are responsible for taking applications and accumulating the information precedent to the Company's processing of the loans. Although the establishment of wholesale branch offices and regional operating centers involves the incurrence of fixed expenses associated with maintaining those offices, wholesale operations also generally provide for higher profit margins than correspondent loan production. Additionally, each branch office and regional operating center can serve a relatively sizable geographic area by establishing relationships with large numbers of independent mortgage loan brokers who bear much of the cost of identifying and interacting directly with loan applicants. In 1999, the Company established regional operations centers to better facilitate service to a larger geographic area. The Company's nationwide salesforce is supported by these regional operating centers. A summary of key information relevant to the Company's wholesale production activities is set forth below:


($ IN THOUSANDS)                                    AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------
                                                    1999            1998            1997
                                                 ----------      ----------      ----------
Wholesale Loan Production                        $1,748,415      $3,023,961      $1,868,726
Estimated Wholesale Market Share (1)                   0.14%           0.21%           0.22%
Wholesale Division Direct Operating Expenses     $   16,362      $   16,037      $   11,540
Approved Brokers                                      4,284           3,401           3,046
Regional Operation Centers                                5              --              --
Number  of Branches                                       2              15              15
Number of Employees                                     107             161             146

(1) Source:  Mortgage Bankers Association of America, Economics Department.

     Wholesale loan production decreased 42% ($1.3 billion) from $3.0 billion for 1998 to $1.8 billion for 1999 primarily due to (1) the increase in competition in the market place in 1999; (2) an estimated 12% decline in residential originations within the industry; (3) the increased ARM market share in 1999 (the Company offers primarily fixed rate products); and (4) the rise in mortgage interest rates during 1999. Wholesale division operating expenses as a percentage of production increased from 53 basis points in 1998 to 94 basis points in 1999 primarily as a result of the decline in production.

     The 62% ($1.2 billion) increase in wholesale loan production, from $1.9 billion in 1997 to $3.0 billion in 1998, resulted primarily from the Company's expansion of its wholesale production channel and the 72% nationwide increase in loan production. The Company's wholesale market share remained relatively constant for 1998. The increase in direct operating expenses for the wholesale division was primarily a result of the increased production. Wholesale division direct operating expenses as a percentage of production decreased from 62 basis points in 1997 to 53 basis points in 1998 as higher volumes better leveraged the direct operating expenses.

Retail Loan Production

   Effective May 1, 1998, the Company sold its retail production franchise. Retail loan production and retail divisional direct operating expenses for the year ended December 31, 1998 were $264.1 million and $6.0 million, respectively.

Subprime Loan Production

     In 1997, the Company began its initial expansion into subprime lending activities. The Company does subprime business through its wholly-owned subsidiary, Meritage Mortgage Corporation (Meritage). A summary of key information relevant to the Company's subprime production activities is set forth below:


($ IN THOUSANDS)                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  1999         1998          1997
                                                --------     --------     --------
Subprime Loan Production                        $728,410     $607,664     $339,574
Subprime Division Direct Operating Expenses     $ 28,760     $ 19,896     $ 10,486
Number of Brokers                                  3,095        1,830          661
Number of Employees                                  293          271          139
Number of Branches                                    10           19           14

     Subprime loan production increased by 20% to $728.4 million for 1999 as compared to $607.7 million during 1998 as the Company has expanded its operations. Between 1998 and 1999 the Company increased the number of its subprime brokers by 1,265. The number of branches declined from 19 in 1998 to 10 at the end of 1999 as the Company reassessed the geographic regions that each branch covers.

     Subprime loan production increased by 79% to $607.7 million for 1998 as compared to $339.6 million during 1997. This increase is partially attributable to a 28% increase in nationwide subprime originations in 1998, but is primarily due to expansion of the Company's subprime operations during 1998.

Commercial Mortgage Production

     The Company's subsidiary, Laureate Capital Corp. (Laureate), originates commercial mortgage loans for various insurance companies and other investors. Commercial mortgage loans are generally originated in the name of the investor and, in most instances, Laureate retains the right to service the loans under a servicing agreement. A summary of key information relevant to the Company's commercial mortgage production activities is set forth below:


($ IN THOUSANDS)                AT OR FOR THE PERIOD ENDED DECEMBER 31,
                                ---------------------------------------
                                     1999         1998      1997
                                   --------     --------   ------

Commercial Mortgage Production     $844,975     $899,674     N/A
Commercial Mortgage Division
Operating Expenses                 $ 13,474     $ 11,231     N/A
Number of Branches                       13           12     N/A
Number of Employees                      88           81     N/A

Lease Production

     The Company's wholly-owned subsidiary, Republic Leasing Company, Inc. (Republic Leasing), originates and services small-ticket commercial equipment leases. Substantially all of

Republic Leasing's lease receivables are acquired from independent brokers who operate throughout the continental United States. A summary of key information relevant to the Company's lease production activities is set forth below:

($ IN THOUSANDS)                  AT OR FOR THE PERIOD ENDED DECEMBER 31,
                                  ---------------------------------------
                                        1999         1998      1997
                                      --------     --------   ------
Lease Production                      $100,230     $ 78,098     N/A
Lease Division Operating Expenses     $  6,275     $  5,307     N/A
Number of Brokers                          184          218     N/A
Number of Employees                         61           66     N/A


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

     The Company is somewhat unique in that its strategy is to sell substantially all of its produced agency-eligible mortgage servicing rights to other approved servicers. Typically, the Company sells its agency-eligible mortgage servicing rights within 90 to 180 days of purchase or origination. However, for strategic reasons, the Company also strives to maintain a servicing portfolio whose size is determined by reference to the Company's cash operating costs which, in turn, are largely determined by the size of its loan production platform.

     A summary of key information relevant to the Company's agency-eligible loan servicing activities is set forth below:

($ IN THOUSANDS)                                        AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
                                                      1999              1998              1997
                                                  ------------      ------------      ------------

Underlying Unpaid Principal Balances:
    Beginning Balance *                           $  9,865,100      $  7,125,222      $  6,670,267
    Agency-Eligible Loan Production (net of
        servicing-released production)               8,097,749        14,917,193        10,557,994
    Net Change in Work-in-Process                      228,712           604,131            26,007
    Bulk Acquisitions                                       --           122,467           774,097
    Sales of Servicing                              (9,104,706)      (10,922,288)       (9,699,058)
    Paid-In-Full Loans                                (973,780)       (1,639,776)         (709,052)
    Amortization, Curtailments and Other, net         (290,681)         (341,849)         (495,033)
                                                  ------------      ------------      ------------
    Ending Balance*                                  7,822,394         9,865,100         7,125,222
    Subservicing Ending Balance                      1,255,832         3,730,636         3,070,132
                                                  ------------      ------------      ------------
Total Underlying Unpaid Principal Balances        $  9,078,226      $ 13,595,736      $ 10,195,354
                                                  ============      ============      ============

* These numbers and statistics apply to the Company's owned agency-eligible servicing portfolio and, therefore, exclude the subservicing portfolio. The 1999, 1998 and 1997 ending balance includes $139,376, $138,619 and -0- of subprime loans being temporarily serviced until these loans are sold.

     Of the $7.8 billion, $9.9 billion and $7.1 billion unpaid principal balance at December 31, 1999, 1998 and 1997, approximately $6.3 billion, $5.5 billion and $4.2 billion, respectively, of the related mortgage servicing right asset is classified as available-for-sale, while $1.5 billion, $4.4 billion and $2.9 billion, respectively, of the related mortgage servicing right asset is classified as held-for-sale.

     A summary of agency-eligible servicing statistics follows:

($ IN THOUSANDS)                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------
                                                   1999                1998                1997
                                              --------------      --------------      --------------
Average Underlying Unpaid Principal Balances
   (including subservicing)                   $   11,820,861      $   11,864,513      $    9,468,730
Weighted Average Note Rate*                             7.50%               7.20%               7.69%
Weighted Average Servicing Fee*                         0.43%               0.42%               0.40%
Delinquency (30+ days) Including
   Bankruptcies and Foreclosures*                       2.78%               2.01%               3.66%
Number of Servicing Division Employees                    86                 151                 143

* These numbers and statistics apply to the Company's owned agency-eligible servicing portfolio and, therefore, exclude the subservicing portfolio.

         The $0.04 billion, or 0.4%, decrease in the average underlying unpaid principal balance of agency-eligible mortgage loans being serviced and subserviced for 1999 as compared to 1998 is primarily related to the Company's decreased loan production volumes during 1999. Since the Company generally sells servicing rights related to the agency-eligible loans it produces within

90 to 180 days of purchase or origination, decreased production volumes generally result in a lower volume of mortgage servicing rights held in inventory pending sale.

Commercial Mortgage Servicing

     Laureate originates commercial mortgage loans for investors and in most cases, Laureate retains the right to service the loans. A summary of key information relevant to the Company's commercial mortgage servicing activities is set forth below:

                                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------
($ IN THOUSANDS)                                     1999               1998               1997
                                                  ----------         ----------         ----------

Commercial Mortgage Loan Servicing Portfolio      $4,104,095         $3,255,458         $2,760,238
Weighted Average Note Rate                             7.94%              8.11%              8.41%
Delinquencies (30+ Days)                               0.29%              0.42%              0.60%

Lease Servicing

     Republic Leasing services leases that are owned by it and also services leases for investors. A summary of key information relevant to the Company's lease servicing activity is set forth below:

                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                               ------------------------------------
($ IN THOUSANDS)                                 1999          1998          1997
                                               --------      --------      --------
Owned Lease Servicing Portfolio                $152,300      $ 98,956      $ 49,104
Serviced For Investors Servicing Portfolio       14,272        37,565        74,405
                                               --------      --------      --------
Total Managed Lease Servicing Portfolio        $166,572      $136,521      $123,509
                                               ========      ========      ========
Weighted Average Net Yield For Managed
     Lease Servicing Portfolio                    10.61%        10.81%        10.77%
Delinquencies (30+ Days) Managed
     Lease Servicing Portfolio                     2.76%         2.00%         3.35%

Consolidated Coverage Ratios

     A summary of the Company's consolidated ratios of servicing fees and interest income from owned leases to cash operating expenses net of amortization and depreciation follows:

($ IN THOUSANDS)                                   AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                   1999             1998           1997
                                                 ---------       ---------       ---------
Total Company Servicing Fees                     $  46,958       $  43,156       $  30,869
Net Interest Income from Owned Leases                7,270           4,637             N/A
                                                 ---------       ---------       ---------
Total Servicing Fees and Interest from Owned
    Leases                                       $  54,228       $  47,793       $  30,869
Total Company Operating Expenses                 $ 165,158       $ 167,123       $ 125,931
Total Company Amortization and
   Depreciation                                    (39,249)        (34,570)        (21,859)
                                                 ---------       ---------       ---------
Total Company Operating Expenses, Net of
   Amortization and Depreciation                 $ 125,909       $ 132,553       $ 104,072
                                                 ---------       ---------       ---------
Coverage Ratio                                          43%             36%             30%
                                                 =========       =========       =========

   The Company's coverage ratios for 1999, 1998 and 1997 at 43%, 36% and 30%, respectively, were lower than the Company's target level of between 50% and 80%. Effective May 1, 1998, the Company sold its retail production franchise, which accounted for $6.0 million of the Company's cash operating expenses for 1998. Without retail division operating expenses for 1998, the Company's coverage ratio would have been 38%. Although the servicing portfolio and servicing fees have increased, such increases have not kept pace with the pace of growth in cash operating expenses. In the opinion of the Company's management, market prices for servicing rights have been attractive throughout this period. Accordingly, management has consciously determined on a risk-versus-return basis to allow this ratio to move below its stated goals. Opportunistically and as market conditions permit, management would expect to bring this ratio back in line with the stated objective of maintaining a coverage ratio of between 50% and 80%.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

SUMMARY BY OPERATING DIVISION

         Net income per common share on a diluted basis for 1999 was $0.28 as compared to $2.07 for 1998. This 86% decrease in net income per common share was less than the 88% decrease in net income due primarily to the impact of the Company's stock repurchase program, which reduced the number of weighted average shares outstanding across comparative periods. Following is a summary of the revenues and expenses for each of the Company's operating divisions for the years ended December 31, 1999 and 1998, respectively:

($ in thousands)                         Agency-Eligible
For the year ended           ----------------------------------------              Commercial                 Total
December 31, 1999(1)         Production      Servicing    Reinsurance  Subprime     Mortgage      Leasing    Segments
-------------------------------------------------------------------------------------------------------------------------
      (UNAUDITED)
Net interest income           $  8,240       $ (4,555)      $   (12)   $ 15,366       $    323    $ 7,270    $  26,632
Net gain on sale of
  mortgage loans                64,033             --            --      20,357          9,170         --       93,560
Gain on sale of mortgage
  servicing rights                  --          7,262            --          --             --         --        7,262
Servicing fees                      --         41,791            --          --          4,735        620       47,146
Other income                       340            582         1,661      (4,372)            69      1,395         (325)
                            ---------------------------------------------------------------------------------------------
   Total revenues               72,613         45,080         1,649      31,351         14,297      9,285      174,275
                            ---------------------------------------------------------------------------------------------
Salary and employee
  benefits                      38,751(2)       3,399(3)         --      15,840(4)       8,321      2,654       68,965
Occupancy expense               10,079(2)         419            --       2,567(4)       1,123        453       14,641
Amortization and provision
  for impairment of
  mortgage servicing rights         --         29,580            --          --          2,210         --       31,790
General and administrative
  expenses                      22,970(2)       5,984           221      10,353(4)       1,820      3,168       44,516
                            ---------------------------------------------------------------------------------------------
   Total expenses               71,800(2)      39,382(3)        221      28,760(4)      13,474      6,275      159,912
                            ---------------------------------------------------------------------------------------------
Income before income taxes         813(2)       5,698(3)      1,428       2,591(4)         823      3,010       14,363
Income tax expense                (207)(2)     (1,448)(3)      (356)     (1,237)(4)       (405)    (1,196)      (4,849)
                            ---------------------------------------------------------------------------------------------
Net income                    $    606(2)    $  4,250(3)    $ 1,072    $  1,354(4)    $    418    $ 1,814    $   9,514
                            =============================================================================================

For the year ended               Other/
December 31, 1999(1)          Eliminations  Consolidated
----------------------------------------------------------
         (UNAUDITED)
Net interest income            $  (470)      $  26,162
Net gain on sale of
  mortgage loans                    --          93,560
Gain on sale of mortgage
  servicing rights                  --           7,262
Servicing fees                    (188)         46,958
Other income                       175            (150)
                            ------------------------------
   Total revenues                 (483)        173,792
                            ------------------------------
Salary and employee
  benefits                       3,903(5)       72,868(6)
Occupancy expense                  214(5)       14,855(6)
Amortization and provision
  for impairment of                                 --
  mortgage servicing rights         --          31,790
General and administrative
  expenses                       1,129(5)       45,645(6)
                            ------------------------------
   Total expenses                5,246(5)      165,158(6)
                            ------------------------------
Income before income taxes      (5,729)(5)       8,634(6)
Income tax expense               2,137(5)       (2,712)(6)
                            ------------------------------
Net income                     $(3,592)(5)   $   5,922(6)
                            ==============================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes work force reduction charge totaling $3,048 pre-tax or $1,912 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $37,931, $8,299, $22,522, $68,752, $3,861, $1,343 and $2,518 respectively.

(3) Includes work force reduction charge totaling $31 pre-tax or $19 after-tax. Exclusive thereof, salary and employee benefits, total expenses, net income before income taxes, income tax expense and net income would have been $3,368, $39,351, $5,729, $1,460 and $4,269 respectively.

(4) Includes work force reduction charge totaling $516 pre-tax or $324 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $15,674, $2,381, $10,189, $28,244, $3,107, $1,429 and $1,678 respectively.

(5) Includes work force reduction charge totaling $194 pre-tax or $122 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $3,901, $24, $1,127, $5,052, $(5,535), $(2,065) and $(3,470) respectively.

(6) Includes work force reduction charge totaling $3,789 pre-tax or $2,377 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $71,849, $12,699, $45,031, $161,369, $12,423, $4,124 and $8,299 respectively.

($ in thousands)                         Agency-Eligible
For the year ended           ----------------------------------------              Commercial               Total
December 31, 1998(1)           Production      Servicing   Reinsurance  Subprime    Mortgage    Leasing    Segments
-------------------------------------------------------------------------------------------------------------------------
        (UNAUDITED)
Net interest income            $   7,422       $     --    $     --    $  9,565    $    536    $   4,637    $  22,160
Net gain on sale of
  mortgage loans                 134,472             --          --      27,980       9,011           --      171,463
Gain on sale of mortgage
  servicing rights                    --          1,753          --          --          --           --        1,753
Servicing fees                        --         37,856          --          --       3,777        1,014       42,647
Other income                       1,756(2)         455       1,189         732          11          753        4,896
                            ---------------------------------------------------------------------------------------------
   Total revenues                143,650(2)      40,064       1,189      38,277      13,335        6,404      242,919
                            ---------------------------------------------------------------------------------------------
Salary and employee benefits      53,158          3,449          --      13,485       7,322        2,347       79,761
Occupancy expense                  7,005            443          --       1,921         840          376       10,585
Amortization and provision
  for impairment of mortgage
  servicing rights                    --         27,897          --          --       1,335           --       29,232
General and administrative
  expenses                        28,046          6,446         196       4,490       1,734        2,584       43,496
                            ---------------------------------------------------------------------------------------------
   Total expenses                 88,209         38,235         196      19,896      11,231        5,307      163,074
                            ---------------------------------------------------------------------------------------------
Income before income taxes        55,441(2)       1,829         993      18,381       2,104        1,097       79,845
Income tax expense               (20,059)(2)       (662)       (351)     (6,656)       (952)        (435)     (29,115)
                            ---------------------------------------------------------------------------------------------
Net income                     $  35,382(2)    $  1,167    $    642    $ 11,725    $  1,152    $     662    $  50,730
                            =============================================================================================

For the year ended                Other/
December 31, 1998(1)           Eliminations  Consolidated
----------------------------------------------------------
      (UNAUDITED)
Net interest income              $    (382)   $  21,778
Net gain on sale of
  mortgage loans                        --      171,463
Gain on sale of mortgage
  servicing rights                      --        1,753
Servicing fees                         509       43,156
Other income                           680        5,576(2)
                               ---------------------------
   Total revenues                      807      243,726(2)
                               ---------------------------
Salary and employee benefits         2,645       82,406
Occupancy expense                      634       11,219
Amortization and provision              --           --
  for impairment of mortgage
  servicing rights                      --       29,232
General and administrative
  expenses                             770       44,266
                               ---------------------------
   Total expenses                    4,049      167,123
                               ---------------------------
Income before income taxes          (3,242)      76,603(2)
Income tax expense                   1,183      (27,932)(2)
                               ---------------------------
Net income                       $  (2,059)   $  48,671(2)
                               ===========================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes a non-recurring gain related to sale of retail operation totaling $1,490 pre-tax, or $917 after-tax. Exclusive thereof, the year ended December 31, 1998 residential mortgage agency-eligible other income, total revenues, income before taxes, income tax expense and net income and consolidated other income, total revenues, income before taxes, income tax expense and net income would have been $266, $142,160, $53,951, $19,486 and, $34,465; and $4,086,
$242,236, $75,113, $27,359 and, $47,754, respectively.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage production operations.

                                             FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------------
($ IN THOUSANDS)                                  1999             1998
                                               ----------      -----------
Net interest income                            $    8,240      $     7,422
Net gain on sale of mortgage loans                 64,033          134,472
Other income                                          340            1,756
                                               ----------      -----------
     Total production revenue                      72,613          143,650
                                               ----------      -----------
Salary and employee benefits                       38,751           53,158
Occupancy expense                                  10,079            7,005
General and administrative expenses                22,970           28,046
                                               ----------      -----------
     Total production expenses                     71,800           88,209
                                               ----------      -----------
      Net pre-tax production margin            $      813      $    55,441
                                               ----------      -----------

Production                                     $8,112,351      $14,954,580
Pool delivery                                   8,642,639       14,713,137

Total production revenue to pool delivery          84 BPS           98 bps
Total production expenses to production            89 BPS           59 bps
                                               ----------      -----------
      Net pre-tax production margin                (5)BPS           39 bps
                                               ==========      ===========

Summary

     The production revenue to pool delivery ratio decreased 14 basis points for 1999 as compared to 1998. Generally, net gain on sale of mortgage loans (74 basis points for 1999 versus 91 basis points for 1998) declined primarily due to compressed margins attributable to an aggressive competitive pricing environment and lower overall agency-eligible production volume. Net interest income increased from 5 basis points in 1998 to 10 basis points in 1999 primarily as a result of the generally steeper yield curve environment. The production expenses to production ratio increased 30 basis points for 1999 as compared to 1998. This is primarily due to the 46% decline in production for 1999 as compared to 1998 which was partially offset by a $16.4 million decline in total production expenses for 1999 as compared to 1998. As a consequence of the foregoing, the Company's net agency-eligible pre-tax production margin declined 44 basis points. Absent workforce reduction charges (discussed in greater detail elsewhere within Management's Discussion and Analysis), total production expenses would have declined by $19.5 million.

Net Interest Income

         The following table analyzes net interest income allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds) for the years ended December 31, 1999 and 1998, respectively:

($ IN THOUSANDS)

                                                                                                       Variance
 Average Volume       Average Rate                                    Interest                     Attributable to
--------------------------------------                           ------------------             ---------------------
 1999       1998      1999     1998                                 1999      1998   Variance      Rate     Volume
--------------------------------------                           ----------------------------------------------------
                                       INTEREST INCOME
                                       ---------------
                                       Mortgages Held-for-Sale
                                        and Mortgage-Backed
$656,291 $1,172,994   6.85%    6.74%    Securities               $ 44,982   $79,078  $(34,096)   $   739   $(34,835)
--------------------------------------                           ----------------------------------------------------
                                       INTEREST EXPENSE
                                       ----------------
$345,807 $  457,967   4.14%    4.50%   Warehouse Line *          $ 14,313   $20,630  $ (6,317)   $(1,265)  $ (5,052)
 303,092    689,711   5.21%    5.79%   Gestation Line              15,779    39,958   (24,179)    (1,780)   (22,399)
 110,380     97,422   6.21%    6.58%   Servicing Secured Line       6,851     6,413       438       (415)       853
  20,596     33,331   5.27%    5.75%   Servicing Receivables        1,085     1,918      (833)      (100)      (733)
                                         Line
   7,142      8,726   8.57%    8.50%   Other Borrowings               612       742      (130)         5       (135)
                                       Facility Fees & Other        2,968     2,377       591        -          591
                                         Charges
--------------------------------------                           ----------------------------------------------------
$787,017 $ 1,287,157  5.29%    5.60%   Total Interest Expense    $ 41,608   $72,038  $(30,430)   $(3,555)  $(26,875)
--------------------------------------                           ----------------------------------------------------
                                       Net Interest Income Before
                      1.56%    1.14%     Interdivisional         $  3,374   $ 7,040  $ (3,666)   $ 4,294   $ (7,960)
                    ==================   Allocations                                 ================================
                                       Allocation to Other            470       382
                                       Allocation to Agency-
                                         Eligible Servicing         4,396       -
                                         Division                -------------------
                                       Net Interest Income       $  8,240   $ 7,422
                                                                 ===================

* The interest-rate yield on the warehouse line is net of the benefit of escrow deposits.

     The 42 basis point increase in the interest-rate spread was primarily the result of the steeper yield curve environment during 1999 compared to 1998. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. Accordingly, the Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

Net Gain on Sale of Agency-Eligible Mortgage Loans

         A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       -------------------------------
                                                           1999              1998
                                                        -----------       -----------
Gross proceeds on sales of mortgage loans               $ 8,853,967       $14,921,242
Initial unadjusted acquisition cost of mortgage
  loans sold, net of hedge results                        8,861,915        14,917,751
                                                        -----------       -----------
Unadjusted gain (loss) on sale of mortgage loans             (7,948)            3,491
Loan origination and correspondent program
  administrative fees                                        21,402            36,729
                                                        -----------       -----------
Unadjusted aggregate margin                                  13,454            40,220
Acquisition basis allocated to mortgage
  servicing rights (SFAS No. 125)                            52,702            93,570
Net change in deferred administrative fees                   (2,123)              682
                                                        -----------       -----------

Net gain on sale of agency-eligible mortgage loans      $    64,033       $   134,472
                                                        ===========       ===========

         Net gain on sale of agency-eligible mortgage loans decreased $70.4 million from $134.5 million for 1998 to $64.0 million for 1999. The decrease is primarily due to compressed margins attributable to an aggressive competitive pricing environment in the correspondent channel and lower overall agency-eligible production volume.

Other Income

      The $1.4 million decline in other income for 1999 as compared to 1998 is primarily attributable to the sale of the Company's retail production franchise in 1998, which resulted in a nonrecurring gain of approximately $1.4 million.

AGENCY-ELIGIBLE REINSURANCE OPERATIONS

     In November 1998, the Company formed a captive insurance company, MG Reinsurance Company (MG Reinsurance). MG Reinsurance is licensed as a property and casualty insurer and operates as a monoline captive insurance company assuming reinsurance for PMI policies on agency-eligible mortgage loans initially purchased or produced by the Company. During 1999 and 1998, the Company recognized premium and investment income of approximately $1.7 million and $1.2 million, respectively, that has been included as other income in the agency-eligible reinsurance segment.

SUBPRIME MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's subprime mortgage production operations:

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
($ IN THOUSANDS)                                                         1999           1998
                                                                      ---------       --------
Net interest income                                                   $  15,366       $  9,565
Net gain on sale of mortgage loans                                       20,357         27,980
Other income                                                             (4,372)           732
                                                                      ---------       --------
     Total production revenue                                            31,351         38,277
                                                                      ---------       --------
Salary and employee benefits                                             15,840         13,485
Occupancy expense                                                         2,567          1,921
General and administrative expenses                                      10,353          4,490
                                                                      ---------       --------
     Total production expenses                                           28,760         19,896
                                                                      ---------       --------
     Net pre-tax production margin                                    $   2,591       $ 18,381
                                                                      ---------       --------

Production                                                            $ 728,410       $607,664
Whole loan sales and securitizations                                    699,317        551,110

Total production revenue to whole loan sales and securitizations        448 BPS        695 bps
Total production expenses to production                                 395 BPS        327 bps
                                                                      ---------       --------
      Net pre-tax production margin                                      53 BPS        368 bps
                                                                      =========       ========

Summary

         During 1999, subprime production volume of $728.4 million exceeded whole loan sales and securitizations of $699.3 million by $29.1 million. At December 31, 1999, the Company had unsold subprime mortgage loans of $128.8 million as compared to $97.9 million at December 31, 1998. Overall, the Company operated during 1999 at a 0.53% pre-tax subprime production margin. The 315 basis point decline in the pre-tax subprime production margin is primarily due to the 217 basis point decline in net gain on the sale of subprime mortgage loans. This decline is primarily attributable to compressed margins in the subprime market during 1999 and the higher relative volumes of whole loan sales as compared to securitizations from year to year. Salary and employee benefit costs increased by 17%, or $2.4 million from 1998 to 1999. This was primarily due to an increase in production volume of 20%. Occupancy expense increased by $0.6 million primarily due to branch expansion cost and the workforce reduction charge of $0.2 million. Workforce reduction charges are discussed elsewhere in this Management's Discussion and Analysis. General and administrative expenses increased approximately $5.9 million primarily due to
(1) an increase in provision expense of $2.6 million and (2) a 20% increase in production volume for 1999 as compared to 1998.

Net Interest Income

     The following table analyzes net interest income allocated to the Company's subprime mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and residual certificates and interest rates paid on interest-bearing sources of funds) for the years ended December 31, 1999 and 1998, respectively.

($ IN THOUSANDS)                                                                                     Variance
 Average Volume       Average Rate                                    Interest                    Attributable to
-------------------------------------                           ---------------------          ---------------------
 1999       1998      1999     1998                                1999      1998    Variance     Rate     Volume
-------------------------------------                           ----------------------------------------------------
                                      Mortgages Held-for-Sale
                                        and Residual
$ 235,552  $142,685  10.62%   10.29%   Certificates              $ 25,026  $ 14,684  $ 10,342     $ 785    $ 9,557
-------------------------------------                           ----------------------------------------------------
$ 171,358  $ 97,534   5.73%    5.25%  Total Interest Expense     $  9,819  $  5,119  $  4,700     $ 825    $ 3,875
-------------------------------------                           ----------------------------------------------------
                      4.89%    5.04%  Net Interest Income        $ 15,207  $  9,565  $  5,642     $ (40)   $ 5,682
                    =================                                                ===============================
                                      Allocation to Agency-
                                       Eligible Servicing
                                       Division                       159       -
                                                                ---------------------
                                      Net Interest Income        $ 15,366  $ 9,565
                                                                =====================

     Net interest income from subprime products increased to $15.4 million for 1999 as compared to $9.6 million for 1998. This was primarily the result of the increase in subprime loan production volume and an increase in accretion income earned on residual interests to $6.6 million for 1999 as compared to $3.4 for 1998.

Net Gain on Sale and Securitization of Subprime Mortgage Loans

     A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                                       -------------------------------
                                                                            1999             1998
                                                                          ---------       ---------

Gross proceeds on securitization of subprime mortgage loans               $ 248,456       $ 318,040
Initial acquisition cost of subprime mortgage loans securitized, net
  of fees                                                                   252,162         324,549
                                                                          ---------       ---------
Unadjusted loss on securitization of subprime mortgage loans                 (3,706)         (6,509)
Initial capitalization of residual certificates                              16,394          22,240
Net deferred costs and administrative fees recognized                        (2,898)            357
                                                                          ---------       ---------
Net gain on securitization of subprime mortgage loans                     $   9,790       $  16,088
                                                                          =========       =========

     The net gain on securitization of subprime mortgage loans declined by $6.3 million or 39% in 1999 as compared to 1998. This decline is primarily attributable to a 22% decrease in the volume of subprime loans securitized as well as compressed margins in the subprime market during 1999.

     The Company assesses the fair value of residual certificates quarterly, with assistance from an independent third party. This valuation is based on the discounted cash flows expected to be available to the holder of the residual certificates. Significant assumptions used at December 31, 1999 for residual certificates then held by the Company generally include a discount rate of 13%, a constant default rate of 3% and a loss severity rate of 25%, and ramping periods are based on prepayment penalty periods and adjustable rate mortgage first reset dates. Terminal prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1999 valuations are set forth below:

                                     1997-1     1997-2     1998-1     1998-2    1999-1    1999-2
                                    ---------------------------------------------------------------
  Prepayment Speeds
    Fixed rate mortgages              34% cpr    32% cpr    32% cpr    32% cpr   30% cpr   30% cpr
    Adjustable rate mortgages         34% cpr    32% cpr    32% cpr    32% cpr   30% cpr   30% cpr

     Terminal prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:

                                     1997-1         1997-2        1998-1        1998-2         OTHER
                                   ------------  -------------  ------------  ------------  ------------
Prepayment speeds
  Fixed rate mortgages                 32% cpr        30% cpr       28% cpr       28% cpr       32% cpr
  Adjustable rate mortgages            32% cpr        30% cpr       28% cpr       28% cpr       24% cpr

     The assumptions used in the independent third party valuation referred to above are estimated based on current conditions for similar instruments that are subject to prepayment and credit risks. Other factors considered in the determination of fair value include credit and collateral quality of the underlying loans, current economic conditions and various fees and costs associated with ownership of the residual certificate including actual credit history of the individual residual certificates. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience from the assumptions used, could have a significant effect on the fair value of the residual certificates.

         As summarized in the following analysis, the recorded residual values imply that the Company's securitizations are valued at 1.55 times the implied excess yield at December 31, 1999, as compared to the 1.63 multiple implied at December 31, 1998. The table below represents balances as of December 31, 1999, unless otherwise noted.

                                                Securitizations
                           ----------------------------------------------------------------
                            1997-1     1997-2    1998-1     1998-2     1999-1      1999-2     Subtotal    Other      Total
                           -------    -------    -------    --------   --------    --------   --------   -------    --------
($ in thousands)

Residual Certificates      $ 5,971    $ 7,153    $10,334    $ 12,460   $  9,566    $  8,898   $ 54,382   $    --    $ 54,382
Bonds                      $22,763*   $34,349*   $74,099*   $139,882*  $121,887*   $125,000*  $517,980   $28,763*   $546,743
                           -------    -------    -------    --------   --------    --------   --------   -------    --------
Subtotal                   $28,734    $41,502    $84,433    $152,342   $131,453    $133,898   $572,362   $28,763    $601,125
Unpaid Principal Balance   $27,583*   $39,203*   $79,724*   $144,894*  $122,689*   $125,329*  $539,422   $31,253*   $570,675
                           -------    -------    -------    --------   --------    --------   --------   -------    --------
Implied Price               104.17     105.86     105.91      105.14     107.14      106.84     106.11     92.03      105.34
                           -------    -------    -------    --------   --------    --------   --------   -------    --------


Collateral Yield             12.03      11.19       9.80        9.73       9.84        9.82      10.01     10.37       10.03
Collateral Equivalent
  Securitization Costs       (0.71)     (0.64)     (0.59)      (0.60)     (0.62)      (0.68)     (0.63)    (0.50)      (0.62)
Collateral Equivalent
  Bond Rate                  (5.10)     (5.18)     (5.55)      (6.21)     (5.98)      (6.18)     (5.92)    (6.68)      (5.96)
                           -------    -------    -------    --------   --------    --------   --------   -------    --------
Implied Collateral
  Equivalent Excess Yield     6.22       5.37       3.66        2.92       3.24        2.96       3.46      3.19        3.45
                           -------    -------    -------    --------   --------    --------   --------   -------    --------

Implied Premium Above Par     4.17       5.86       5.91        5.14       7.14        6.84       6.11       --         5.34
Implied Collateral
  Equivalent Excess Yield     6.22       5.37       3.66        2.92       3.24        2.96       3.46      3.19        3.45
                           -------    -------    -------    --------   --------    --------   --------   -------    --------
Multiple                      0.67x      1.09x      1.61x       1.76x      2.20x       2.31x      1.76x       --x       1.55x
                           -------    -------    -------    --------   --------    --------   --------   -------    --------

* Amounts were based upon trustee statements dated January 25, 2000 that covered the period ended December 31, 1999.

A summary of key information relevant to the subprime residual assets at December 31, 1999 is set forth below:

                                                      Securitizations
                                ------------------------------------------------------------------
                                 1997-1     1997-2      1998-1        1998-2      1999-1    1999-2     Other *      Total
                                -------     -------     --------     --------     ------    ------    --------     --------
($ in thousands)

Balance at December 31, 1998    $ 7,997     $ 9,702     $ 10,815     $ 12,569     $   --    $   --    $  4,700     $ 45,783

Initial Capitalization of
  Residual Certificates              --          --           --           --      7,826     6,330          --       14,156

Accretion                         1,140       1,245        1,325        1,521        593        --         752        6,576

Mark-to-Market                   (1,641)     (1,130)      (1,705)      (1,630)     1,147     2,568      (5,452)      (7,843)

Cash Flow                        (1,525)     (2,664)        (101)          --         --        --          --       (4,290)
                                -------     -------     --------     --------     ------    ------    --------     --------

Balance at December 31, 1999    $ 5,971     $ 7,153     $ 10,334     $ 12,460     $9,566    $8,898    $     --     $ 54,382
                                =======     =======     ========     ========     ======    ======    ========     ========

* Represents a portion of a residual certificate the Company received in 1997 in settlement of an account receivable. In 1999 the Company decided to conservatively write off this receivable.

A summary of key information relevant to the subprime residual assets at December 31, 1998 is set forth below:

                                                        Securitizations
                                ------------------------------------------------------------------
                                1997-1      1997-2       1998-1       1998-2      1999-1    1999-2     Other        Total
                                -------     -------     --------     --------     ------    ------    --------     --------
($ in thousands)

Balance at December 31, 1997    $ 7,910     $ 6,507     $     --     $     --     $   --    $   --    $  5,267     $ 19,684

Initial Capitalization of
  Residual Certificates              --       2,164        9,040       11,017         --        --          --       22,221

Accretion                         1,073       1,153          559           --         --        --         661        3,446

Mark-to-Market                     (986)       (122)       1,216        1,552         --        --      (1,225)         435

Cash Flow                            --          --           --           --         --        --          (3)          (3)
                                -------     -------     --------     --------     ------    ------    --------     --------

Balance at December 31, 1998    $ 7,997     $ 9,702     $ 10,815     $ 12,569     $   --    $   --    $  4,700     $ 45,783
                                =======     =======     ========     ========     ======    ======    ========     ========

     The Company sold subprime mortgage loans on a whole loan basis during 1999 and 1998. Whole loans are generally sold without recourse to third parties with the gain or loss being calculated based on the difference between the carrying value of the loans sold and the gross proceeds received from the purchaser less expenses. Generally, no interest in these loans is retained by the Company.

     A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:

($ IN THOUSANDS)                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                     -------------------------------
                                                                           1999          1998
                                                                         ---------     --------
Gross proceeds on whole loan sales of subprime mortgage loans            $ 463,443     $238,186
Initial acquisition cost of subprime mortgage loans sold, net of fees      447,155      226,561
                                                                         ---------     --------
Unadjusted gain on whole loan sales of subprime mortgage loans              16,288       11,625
Net deferred costs and administrative fees recognized                       (5,721)         267
                                                                         ---------     --------
Net gain on whole loan sales of subprime mortgage loans                  $  10,567     $ 11,892
                                                                         =========     ========

     The $1.3 million decrease in the net gain on whole loan sales of subprime mortgage loans from the 1998 gain of $11.9 million to $10.6 million reported for 1999 is primarily due to compressed margins in the subprime market during 1999. Also, in response to the growth in the subprime division, management reassessed its application of estimates related to Statement of Financial Accounting Standard No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" in the fourth quarter of 1998. This resulted in a $5.7 million reduction in the net gain on whole loan sales of subprime mortgage loans in 1999 as compared to a $0.3 million increase for 1998.

Other Income

     The Company generally retains residual certificates in connection with the securitization of subprime loans. These residual certificates are adjusted to approximate market value each quarter. For the years ended December 31, 1999 and 1998, respectively, mark-to-market gain (loss) on residuals was approximately $(7.8) million and $0.4 million, respectively. This amount is reflected as other income (loss) within the subprime division. This ($7.8) million other loss was partially offset by $3.4 million of other subprime income. This other subprime income consists primarily of prepayment penalties.

AGENCY-ELIGIBLE MORTGAGE SERVICING

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage servicing operations for the years ended December 31, 1999 and 1998:

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              -------------------------------
($ IN THOUSANDS)                                                  1999            1998
                                                               -----------     -----------
Net interest expense                                           $    (4,555)    $        --
Loan servicing fees                                                 41,791          37,856
Other income                                                           582             455
                                                               -----------     -----------
Servicing revenues                                                  37,818          38,311
Salary and employee benefits                                         3,399           3,449
Occupancy expense                                                      419             443
Amortization and provision for impairment of mortgage
    servicing rights                                                29,580          27,897
General and administrative expenses                                  5,984           6,446
                                                               -----------     -----------
      Total loan servicing expenses                                 39,382          38,235
                                                               -----------     -----------
      Net pre-tax servicing margin                                  (1,564)             76
Gain on sale of mortgage servicing rights                            7,262           1,753
                                                               -----------     -----------
      Net pre-tax servicing contribution                       $     5,698     $     1,829
                                                               ===========     ===========

Average servicing portfolio                                    $ 9,279,848     $ 9,386,653
Servicing sold                                                   9,104,706      10,922,288

Net pre-tax servicing margin to average servicing portfolio        (2) BPS           0 bps
Gain on sale of servicing to servicing sold                          8 BPS           2 bps

Summary

     The ratio of net pre-tax servicing margin to the average servicing portfolio declined 2 basis points primarily due to the Company beginning during the first quarter of 1999 to allocate net interest expense to the agency-eligible servicing division. Had the $4.6 million in interest expense not been allocated to the agency-eligible servicing division in 1999, the net pre-tax servicing margin to average servicing portfolio would have been 3 basis points, a slight improvement over the 1998 margin. The 6 basis point increase in the gain on sale of servicing sold is primarily attributable to rising rates which benefited the execution of servicing sales in the marketplace. Loan servicing fees were $41.8 million for 1999, compared to $37.9 million for 1998, an increase of 10%, primarily due to an increase in the weighted average service fee on serviced portfolios. Amortization and provision for impairment of mortgage servicing rights increased to $29.6 million during 1999 from $27.9 million during 1998, an increase of 6%. The increase in amortization is primarily attributable to higher amortization charges associated with increased book carrying values of mortgage servicing rights resulting from the rising rate environment.

     Given current market conditions, management continually assesses market prepay trends and adjusts amortization accordingly. Management believes that the value of the Company's mortgage servicing rights are reasonable in light of current market conditions. However, there can be no guarantee that market conditions will not change such that mortgage servicing rights valuations will require additional amortization or impairment charges.

Net Interest Expense

     During the first quarter of 1999, the Company began to allocate interest expense to the agency-eligible servicing division. The net interest expense for 1999 is composed of benefits from escrow accounts of $8.0 million that is offset by $12.6 million in interest expense. Had the Company allocated interest expense to the agency-eligible servicing division during 1998, net interest expense would have been $4.6 million. The net interest expense would have been composed of benefit from escrows of $7.7 million that would have been offset by $12.3 in interest expense.


Gain on Sale of Mortgage Servicing Rights

     A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:

($ IN THOUSANDS)                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                        1999            1998
                                                                    -----------     ------------
Underlying unpaid principal balances of agency-eligible
   mortgage loans on which servicing rights were sold
   during the period                                                $ 9,104,706     $ 10,922,288
                                                                    ===========     ============

Gross proceeds from sales of mortgage servicing rights              $   245,302     $    256,292
Initial acquisition basis, net of amortization and hedge results        179,721          189,918
                                                                    -----------     ------------
Unadjusted gain on sale of mortgage servicing rights                     65,581           66,374
Acquisition basis allocated from mortgage loans, net of
    amortization (SFAS No. 125)                                         (58,319)         (64,621)
                                                                    -----------     ------------
Gain on sale of mortgage servicing rights                           $     7,262     $      1,753
                                                                    ===========     ============

     Gain on sale of mortgage servicing rights increased $5.5 million from $1.8 million for 1998 to $7.3 million for 1999. The increase in the gain on sale of mortgage servicing rights is primarily attributable to rising rates which benefited the execution of servicing sales into the secondary markets.

COMMERCIAL MORTGAGE OPERATIONS

     Following is a summary of the revenues and expenses of the Company's commercial mortgage production operations.

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
($ IN THOUSANDS)                                                         1999           1998
                                                                     -----------     -----------
Net interest income                                                  $       323     $       536
Net gain on sale of mortgage loans                                         9,170           9,011
Other income                                                                  69              11
                                                                     -----------     -----------
     Total production revenue                                              9,562           9,558
                                                                     -----------     -----------
Salary and employee benefits                                               8,321           7,322
Occupancy expense                                                          1,123             840
General and administrative expenses                                        1,820           1,734
                                                                     -----------     -----------
     Total production expenses                                            11,264           9,896
                                                                     -----------     -----------
     Net pre-tax production margin                                        (1,702)           (338)
                                                                     -----------     -----------

Servicing fees                                                             4,735           3,777
Amortization of mortgage servicing rights                                  2,210           1,335
                                                                     -----------     -----------
     Net pre-tax servicing margin                                          2,525           2,442
                                                                     -----------     -----------
     Pre-tax income                                                  $       823     $     2,104
                                                                     -----------     -----------

Production                                                           $   844,975     $   899,674
Whole loan sales                                                         868,775         875,874
Average commercial mortgage servicing portfolio                      $ 3,799,251     $ 3,006,859


Total production revenue to whole loan sales                             110 BPS         109 bps
Total production expenses to production                                  133 BPS         110 bps
                                                                     -----------     -----------
      Net pre-tax production margin                                     (23) BPS         (1) bps
                                                                     -----------     -----------

Servicing fees to average commercial mortgage servicing portfolio         12 BPS          13 bps
Amortization of mortgage servicing rights to average commercial
            mortgage servicing portfolio                                   6 BPS           4 bps
                                                                     -----------     -----------
Net pre-tax servicing margin                                               6 BPS           9 bps
                                                                     -----------     -----------

     The net pre-tax production margin declined for 1999 as compared to 1998 primarily due to an increase in production expenses. The production expense increase is primarily attributable to Laureate opening one new branch in 1999 and a 9% increase in the number of employees from year to year. Laureate originates commercial mortgage loans for various insurance companies and other investors, primarily in Alabama, Florida, Indiana, North Carolina, Pennsylvania, South Carolina, Tennessee and Virginia. Substantially all loans originated by Laureate have been originated in the name of the investor, and in most cases, Laureate has retained the right to service the loans under a servicing agreement with the investor. Most commercial mortgage loan servicing agreements are short-term, and retention of the servicing contract is dependent on maintaining the investor relationship.

Net Gain on Sale of Commercial Mortgage Loans

     A reconciliation of gain on sale of commercial mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                        FOR THE YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                               1999        1998
                                                             --------    --------
Gross proceeds on sales of commercial mortgage loans         $868,775    $875,874
Initial unadjusted acquisition cost of commercial
  mortgage loans sold                                         868,775     875,874
                                                             --------    --------
Unadjusted gain on sale of commercial mortgage loans               --          --
Commercial mortgage and origination fees                        7,155       6,831
                                                             --------    --------
Unadjusted aggregate margin                                     7,155       6,831
Initial acquisition cost allocated to basis in commercial
   Mortgage servicing rights (SFAS No. 125)                     2,015       2,180
                                                             --------    --------
Net gain on sale of commercial mortgage loans                $  9,170    $  9,011
                                                             ========    ========

     The net gain on sale of commercial mortgage loans increased $0.2 million (2%) from $9.0 million for 1998 to $9.2 million for 1999. The increase is primarily attributable to improved margins on sales of commercial mortgage loans.

LEASING OPERATIONS

     Following is a summary of the revenues and expenses of the Company's small-ticket equipment leasing operations for the periods indicated:

                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                    -------------------------------
($ IN THOUSANDS)                                           1999        1998
                                                         --------    --------
Net interest income                                      $  7,270    $  4,637
Other income                                                1,395         753
                                                         --------    --------
       Leasing production revenue                           8,665       5,390
                                                         --------    --------
Salary and employee benefits                                2,654       2,347
Occupancy expense                                             453         376
General and administrative expenses                         3,168       2,584
                                                         --------    --------
      Total lease operating expenses                        6,275       5,307
                                                         --------    --------
      Net pre-tax leasing production margin                 2,390          83
Servicing fees                                                620       1,014
                                                         --------    --------
      Net pre-tax leasing margin                         $  3,010    $  1,097
                                                         --------    --------

Average owned leasing portfolio                          $125,258    $ 73,508
Average serviced leasing portfolio                         24,831      53,480
                                                         --------    --------
Average managed leasing portfolio                        $150,089    $126,988
                                                         ========    ========

Leasing production revenue to average owned portfolio     692 BPS     733 bps
Leasing operating expenses to average owned portfolio     501 BPS     721 bps
                                                         --------    --------
Net pre-tax leasing production margin                     191 BPS      12 bps
                                                         ========    ========

Servicing fees to average serviced leasing portfolio      250 BPS     190 bps
                                                         ========    ========

     The 61% increase in leasing production revenue for 1999 as compared to 1998 is primarily due to the 70% increase in the average owned leasing portfolio which is due to the policy of retaining originated leases on the balance sheet. The net pre-tax leasing margin improved in 1999 as compared to 1998 due to the increase in production revenue which was only partially offset by an 18% increase in lease operating expenses. Efficiencies in managing costs were able to be achieved in 1999 as the volume of leases owned substantially increased. Substantially all of the Company's lease receivables are acquired from independent brokers who operate throughout the continental United States and referrals from independent banks. The Company has made an effort to increase the owned portfolio. As it has increased its owned portfolio more cost efficiencies have been achieved thereby increasing the net pre-tax leasing production margin.

Net Interest Income

     Net interest income for 1999 was $7.3 million as compared to $4.6 million for 1998. This is equivalent to a net interest margin of 3.25% and 4.35% for 1999 and 1998, respectively, based upon average lease receivables owned of $125.3 million and $73.5 million, respectively, and average debt outstanding of $92.4 and $53.5 million, respectively.

OTHER

     During the third quarter of 1999, the Company reorganized its reporting cost centers and is now reporting holding company costs as a reconciling item between the segmented income statement and the consolidated income statement. The primary components of holding company costs are 1) interest expense on the debt on the Company's corporate headquarters; 2) salary and employee benefits of corporate personnel; 3) depreciation on the corporate headquarters and 4) income taxes. The 1998 segmented income statement has been restated to conform with the 1999 segmented income statement presentation.

WORKFORCE REDUCTION

     During the fourth quarter of 1999, the Company incurred a $3.8 million ($2.4 million after-tax) charge related to a workforce reduction. The workforce reduction became necessary as the Company continued to adapt to a smaller overall residential mortgage market and intensely competitive pricing conditions. The impact of the expense related to the workforce reduction is summarized below by financial statement component and operating division:

                              Agency-Eligible
                           ----------------------                  Other/
($ in thousands)           Production   Servicing    Subprime   Eliminations  Consolidated
                           ----------   ---------    --------   ------------  ------------
Salary and employee
     Benefits                $   820       $ 31       $ 166        $   2        $ 1,019
Occupancy expense              1,780         --         186          190          2,156
General and
administrative expenses          448         --         164            2            614
                             -------       ----       -----        -----        -------
Net pre-tax impact             3,048         31         516          194          3,789
Estimated allocable
income tax expense            (1,136)       (12)       (192)         (72)        (1,412)
                             -------       ----       -----        -----        -------
Net after-tax Impact         $ 1,912       $ 19       $ 324        $ 122        $ 2,377
                             =======       ====       =====        =====        =======

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

SUMMARY BY OPERATING DIVISION

         Following is a summary of the revenues and expenses for each of the Company's operating divisions (with non-recurring and special charges separately categorized) for the years ended December 31, 1998 and 1997, respectively:

                                               Agency-Eligible
($ in thousands)               --------------------------------------------
For the year ended                                                          Commercial             Total       Other/
December 31, 1998 (1)          Production    Servicing Reinsurance Subprime  Mortgage   Leasing   Segments  Eliminations
-------------------------------------------------------------------------------------------------------------------------
           (UNAUDITED)
Net interest income            $   7,422      $     --   $    --   $ 9,565   $   536   $  4,637   $ 22,160   $   (382)
Net gain on sale of mortgage
  loans                          134,472            --        --    27,980     9,011        --     171,463         --
Gain on sale of mortgage
  servicing rights                    --         1,753        --        --        --         --      1,753         --
Servicing fees                        --        37,856        --        --     3,777      1,014     42,647        509
Other income                       1,756 (2)       455     1,189       732        11        753      4,896        680
                               ------------------------------------------------------------------------------------------
   Total revenues                143,650 (2)    40,064     1,189    38,277    13,335      6,404    242,919        807
                               ------------------------------------------------------------------------------------------
Salary and employee benefits      53,158         3,449        --    13,485     7,322      2,347     79,761      2,645
Occupancy expense                  7,005           443        --     1,921       840        376     10,585        634
Amortization and provision for
  impairment of mortgage                                                                                --
  servicing rights                    --        27,897        --        --     1,335         --     29,232         --
General and administrative
  expenses                        28,046         6,446       196     4,490     1,734      2,584     43,496        770
                               ------------------------------------------------------------------------------------------
   Total expenses                 88,209        38,235       196    19,896    11,231      5,307    163,074      4,049
                               ------------------------------------------------------------------------------------------
Income before income taxes        55,441 (2)     1,829       993    18,381     2,104      1,097     79,845     (3,242)
Income tax expense               (20,059)(2)      (662)     (351)   (6,656)     (952)      (435)   (29,115)     1,183
                               ------------------------------------------------------------------------------------------
Net income                      $ 35,382(2)   $  1,167   $   642   $11,725   $ 1,152   $    662   $ 50,730   $ (2,059)
                               ==========================================================================================

                                Non-Recurring
For the year ended               and Special
December 31, 1998 (1)              Charges    Consolidated
----------------------------------------------------------
           (UNAUDITED)
Net interest income                           $ 21,778
Net gain on sale of mortgage
  loans                                        171,463
Gain on sale of mortgage
  servicing rights                               1,753
Servicing fees                                  43,156
Other income                                     5,576 (2)
                               ---------------------------
   Total revenues                              243,726 (2)
                               ---------------------------
Salary and employee benefits                    82,406
Occupancy expense                               11,219
Amortization and provision for
  impairment of mortgage
  servicing rights                              29,232
General and administrative
  expenses                                      44,266
                               ---------------------------
   Total expenses                              167,123
                               ---------------------------
Income before income taxes                      76,603 (2)
Income tax expense                             (27,932)(2)
                               ---------------------------
Net income                                     $ 48,671(2)
                               ===========================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes a non-recurring gain related to sale of retail operation totaling $1,490 pre-tax, or $917 after-tax. Exclusive thereof, the year ended December 31, 1998 residential mortgage agency-eligible other income, total revenues, income before taxes, income tax expense and net income and consolidated other income, total revenues, income before taxes, income tax expense and net income would have been $266, $142,160, $53,951, $19,486 and $34,465; and $4,086,
$242,236, $75,113, $27,359 and $47,754, respectively.

                                               Agency-Eligible
($ in thousands)               --------------------------------------------
For the year ended                                                          Commercial             Total       Other/
December 31, 1997 (1)          Production    Servicing Reinsurance Subprime  Mortgage   Leasing   Segments  Eliminations
-------------------------------------------------------------------------------------------------------------------------
           (UNAUDITED)
Net interest income             $ 16,764      $    --    $    --   $ 1,268   $    --   $     --   $ 18,032   $   (388)
Net gain on sale of mortgage
  loans                           89,358           --         --    14,012        --         --    103,370         --
Gain on sale of mortgage
  servicing rights                    --        7,955         --        --        --         --      7,955         --
Servicing fees                        --       30,869         --        --        --         --     30,869         --
Other income                       1,180           --         --        --        --         --      1,180         --
                               ------------------------------------------------------------------------------------------
   Total revenues                107,302       38,824         --    15,280        --         --    161,406       (388)
                               ------------------------------------------------------------------------------------------
Salary and employee benefits      50,005        3,025         --     7,754        --         --     60,784      1,451
Occupancy expense                  6,052          318         --       711        --         --      7,081        377
Amortization and provision
  for impairment of mortgage
   servicing rights                   --       18,315         --        --        --         --     18,315         --
General and administrative
  expenses                        17,799        7,856         --     2,021        --         --     27,676        100
                               ------------------------------------------------------------------------------------------
   Total expenses                 73,856       29,514         --    10,486        --         --    113,856      1,928
                               ------------------------------------------------------------------------------------------
Income before income taxes        33,446        9,310         --     4,794        --         --     47,550     (2,316)
Income tax expense               (12,678)      (3,537)        --    (1,825)       --         --    (18,040)       845
                               ------------------------------------------------------------------------------------------
Net income                      $ 20,768      $ 5,773    $    --   $ 2,969   $    --   $     --   $ 29,510   $ (1,471)
                               ==========================================================================================

                                Non-Recurring
For the year ended               and Special
December 31, 1997 (1)              Charges    Consolidated
----------------------------------------------------------
           (UNAUDITED)
Net interest income                            $ 17,644
Net gain on sale of mortgage
  loans                                         103,370
Gain on sale of mortgage
  servicing rights                                7,955
Servicing fees                                   30,869
Other income                                      1,180
                               ---------------------------
   Total revenues                               161,018
                               ---------------------------
Salary and employee benefits                     62,235
Occupancy expense                                 7,458
Amortization and provision
  for impairment of mortgage
   servicing rights                              18,315
General and administrative
  expenses                       10,147          37,923(2)
                               ---------------------------
   Total expenses                10,147         125,931(2)
                               ---------------------------
Income before income taxes      (10,147)         35,087(2)
Income tax expense                3,906         (13,289)(2)
                               ---------------------------
Net income                     $ (6,241)       $ 21,798(2)
                               ===========================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes non-recurring and special charges related to a merger agreement that was terminated and certain nonrecoverable operating receivables totaling $10,147 pretax, or $6,241 after tax. Exclusive thereof, the December 31, 1997 consolidated general and administrative expenses, total expenses, income before income taxes, income tax expense and net income would have been $27,776, $115,784, $45,235, $17,195 and $28,039, respectively.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses allocated to the Company's agency-eligible mortgage production operations.

                                            FOR THE YEAR ENDED DECEMBER 31,
                                            -------------------------------
($ IN THOUSANDS)                                  1998            1997
                                              -----------     -----------
Net interest income                           $     7,422     $    16,764
Net gain on sale of mortgage loans                134,472          89,358
Other income                                        1,756           1,180
                                              -----------     -----------
     Total production revenue                     143,650         107,302
                                              -----------     -----------
Salary and employee benefits                       53,158          50,005
Occupancy expense                                   7,005           6,052
General and administrative expenses                28,046          17,799
                                              -----------     -----------
     Total production expenses                     88,209          73,856
                                              -----------     -----------
      Net pre-tax production margin           $    55,441     $    33,446
                                              -----------     -----------

Production                                    $14,954,580     $10,437,720
Pool delivery                                  14,713,137      10,212,966

Total production revenue to pool delivery          98 BPS         105 bps
Total production expenses to production            59 BPS          71 bps
                                              -----------     -----------
      Net pre-tax production margin                39 BPS          34 bps
                                              ===========     ===========

Summary

     Overall, the Company's net agency-eligible pre-tax production margin improved 5 basis points, or 15%, to 39 basis points while in absolute dollars it increased $22.0 million, or 66%. The production revenue to pool delivery ratio declined seven basis points, or 7%, for 1998 as compared to 1997. Generally, net gain on sale of mortgage loans (91 basis points for 1998 versus 88 basis points for 1997) improved due to better overall execution into the secondary markets. However, net interest income declined and offset this improvement due to the relatively flatter yield curve environment. The production expenses to production ratio decreased 12 basis points, or 17%, for 1998 as compared to 1997. Generally, this relates to better leverage of fixed operating expenses in the higher volume production environment for 1998 versus 1997.

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

($ IN THOUSANDS)                                                                                        Variance
  Average Volume       Average Rate                                    Interest                   Attributable to
---------------------------------------                          ---------------------          ---------------------
  1998       1997      1998     1997                                1998      1997    Variance      Rate    Volume
---------------------------------------                          ----------------------------------------------------
                                         INTEREST INCOME
                                         Mortgages Held-for-Sale
                                           and Mortgage-Backed
$1,172,994 $ 917,341   6.74%   7.62%       Securities            $79,078   $69,889    $ 9,189     $(10,288)  $19,477
---------------------------------------                          -----------------------------------------------------
                                         INTEREST EXPENSE
$  457,967 $ 430,727   4.50%   4.77%     Warehouse Line *        $20,630   $20,559    $    71     $ (1,229)  $ 1,300
   689,711   461,467   5.79%   5.69%     Gestation Line           39,958    26,245     13,713          732    12,981
    97,422    48,199   6.58%   6.56%     Servicing Secured Line    6,413     3,160      3,253           26     3,227
    33,331    22,953   5.75%   6.10%     Servicing Receivables     1,918     1,401        517         (116)      633
                                           Line
     8,726     4,804   8.50%   8.11%     Other Borrowings            742       389        353           35       318
                                         Facility Fees & Other
                                           Charges                 2,377     1,759        618                    618
---------------------------------------                          -----------------------------------------------------
$1,287,157 $ 968,150   5.60%   5.53%     Total Interest Expense  $72,038   $53,513    $18,525      $  (552)  $19,077
---------------------------------------                          -----------------------------------------------------
                                         Net Interest Income
                                           Before Interdivisional
                       1.14%   2.09%       Allocations           $ 7,040   $16,376    $(9,336)     $(9,736)  $   400
                     ==================                                               ================================
                                         Allocation to Other         382       388
                                         Allocation to Agency-
                                           Eligible Servicing
                                           Division                    -         -
                                                                  -----------------
                                         Net Interest Income      $ 7,422  $16,764
                                                                  =================

* The interest-rate yield on the warehouse line is net of the benefit of escrow deposits.

     Net interest income from agency-eligible products decreased 56% to $7.4 million for 1998 compared to $16.8 million for 1997. The 95 basis point decrease in the interest-rate spread was primarily the result of the narrower spreads between long and short-term rates in 1998 compared to 1997. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. The Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

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

General and Administrative Expenses

     General and administrative expenses allocated to the production of agency-eligible mortgage loans increased $10.2 million to $28.0 million for 1998 as compared to $17.8 million for 1997. Provision for foreclosure and repurchase expenses increased by $5.1 million to approximately $9.7 million for 1998 primarily due to the increase in repurchase loan volumes in 1998 as compared to 1997. The balance of the increase was primarily due to the overall growth of the Company's production and servicing operations.

AGENCY-ELIGIBLE REINSURANCE OPERATIONS

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

($ IN THOUSANDS)                                                                                        Variance
 Average Volume       Average Rate                                    Interest                   Attributable to
--------------------------------------                          ---------------------          ---------------------
 1998       1997      1998     1997                                1998      1997    Variance     Rate     Volume
--------------------------------------                          ----------------------------------------------------
                                      Mortgages Held-for-Sale
                                        and Residual
$142,685   $19,512   10.29%   12.37%    Certificates            $ 14,684    $2,413    $12,271   $(2,961)  $ 15,232
--------------------------------------                          ----------------------------------------------------
$ 97,534   $16,693    5.25%    6.86%  Total Interest Expense    $  5,119    $1,145    $ 3,974   $(1,571)  $  5,545
--------------------------------------                          ----------------------------------------------------
                      5.04%    5.51%  Net Interest Income       $  9,565    $1,268    $ 8,297   $(1,390)  $  9,687
                    ==================                          ====================================================

     Net interest income from subprime products increased 654% to $9.6 million for 1998 as compared to $1.3 million for 1997. This was primarily the result of increased subprime production volumes as subprime operations introduced and made available through the Company's existing agency-eligible wholesale network reached full year production levels.

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
                                                                 =========      =========

     The Company assesses the fair value of residual certificates quarterly, with assistance from an independent third party. This valuation is based on the discounted cash flows expected to be available to the holder of the residual certificates. Significant assumptions used at December 31, 1998 for all residual certificates then held by the Company include a discount rate of 13%, a constant default rate of 3% and a loss severity rate of 25%, and ramping periods are based on prepayment penalty periods and adjustable rate mortgage first reset dates. Constant prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:

                                     1997-1         1997-2        1998-1        1998-2         OTHER
                                   ------------  -------------  ------------  ------------  ------------
Prepayment speeds
  Fixed rate mortgages                 32% cpr        30% cpr       28% cpr       28% cpr       32% cpr
  Adjustable rate mortgages            32% cpr        30% cpr       28% cpr       28% cpr       24% cpr

     The assumptions above are estimated based on current conditions for similar instruments that are subject to prepayment and credit risks. Other factors evaluated in the determination of fair value include credit and collateral quality of the underlying loans, current economic conditions and various fees and costs associated with ownership of the residual certificates. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience from the assumptions used could have a significant effect on the fair value of the residual certificates.

         As summarized in the following analysis, the recorded residual values imply that the Company's securitizations are valued at 1.63 times the implied excess yield at December 31, 1998. The table below represents balances as of December 31, 1998, unless otherwise noted.

($ IN THOUSANDS)                             SECURITIZATIONS
                             -------------------------------------------------
                              1997-1       1997-2        1998-1      1998-2      SUBTOTAL       OTHER            TOTAL
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------
Residual Certificates        $  7,997      $  9,702     $  10,815   $  12,569    $  41,083      $  4,700        $  45,783
Bonds                        $ 51,778  *   $ 75,504  *  $ 117,977 * $ 169,514 *  $ 414,773      $ 43,690 **     $ 458,463
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------
Subtotal                     $ 59,775      $ 85,206     $ 128,792   $ 182,083    $ 455,856      $ 48,390        $ 504,246
Unpaid Principal Balance     $ 56,636  *   $ 80,358  *  $ 120,358 * $ 169,068 *  $ 426,420      $ 46,686 **     $ 473,106
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------
Implied Price                  105.54        106.03        107.01      107.70       106.90        103.65           106.58
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------

Collateral Yield                10.39         10.03          9.76        9.70         9.87         11.30            10.02
Collateral Equivalent
   Securitization Costs         (0.72)        (0.65)        (0.60)      (0.60)       (0.63)        (0.50)           (0.61)
Collateral Equivalent
   Bond Rate                    (4.74)        (4.90)        (5.02)      (5.60)       (5.19)        (6.96)           (5.37)
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------
Implied Collateral
Equivalent Excess Yield          4.93          4.48          4.14        3.50         4.05          3.84             4.04
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------

Implied Premium Above Par        5.54          6.03          7.01        7.70         6.90          3.65             6.58
Implied Collateral
   Equivalent Excess Yield       4.93          4.48          4.14        3.50         4.05          3.84             4.04
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------

Multiple                         1.12 x        1.35 x        1.69 x      2.20 x       1.70 x        0.95 x           1.63 x
                             ---------   -----------   -----------  ----------   ----------   -----------     ------------

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
                                                                   ========     ========

Other Income

     During 1997 and 1998, the Company retained residual certificates in connection with the securitization of subprime loans. These residual certificates are adjusted to approximate market value each quarter. For the year ended December 31, 1998, mark-to-market income on residuals was approximately $0.4 million. This amount is reflected as other income within the subprime division. Accretion income for 1998 and 1997 relating to residuals was approximately $3.4 million and $0.3 million, respectively, and is recorded as a component of net interest income.

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

Gain on Sale of Agency-Eligible Mortgage Servicing Rights

     A reconciliation of the components of gain on sale of agency-eligible mortgage servicing rights for the periods indicated follows:

($ IN THOUSANDS)                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                         1998              1997
                                                                     ------------      -----------
Underlying unpaid principal balances of agency-eligible mortgage
    loans on which servicing rights were sold during the period      $ 10,922,288      $ 9,181,405
                                                                     ============      ===========

Gross proceeds from sales of agency-eligible mortgage servicing
    rights                                                           $    256,292      $   206,868
Initial acquisition basis, net of amortization and hedge results          189,918          160,314
                                                                     ------------      -----------
Unadjusted gain on sale of agency-eligible mortgage servicing
    rights                                                                 66,374           46,554
Acquisition basis allocated from mortgage loans, net of
    amortization (SFAS No. 125)                                           (64,621)         (38,599)
                                                                     ------------      -----------
Gain on sale of agency-eligible mortgage servicing rights            $      1,753      $     7,955
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

COMMERCIAL MORTGAGE OPERATIONS

     Following is a summary of the revenues and expenses allocated to the Company's commercial mortgage production operations:

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                                  -------------------------------
($ IN THOUSANDS)                                                         1998           1997
                                                                      -----------      ------
Net interest income                                                   $       536         N/A
Net gain on sale of mortgage loans                                          9,011         N/A
Other income                                                                   11         N/A
                                                                      -----------      ------
     Total production revenue                                               9,558         N/A
                                                                      -----------      ------
Salary and employee benefits                                                7,322         N/A
Occupancy expense                                                             840         N/A
General and administrative expenses                                         1,734         N/A
                                                                      -----------      ------
     Total production expenses                                              9,896         N/A
                                                                      -----------      ------
     Net pre-tax production margin                                           (338)        N/A
                                                                      -----------      ------

Servicing fees                                                              3,777         N/A
Amortization of mortgage servicing rights                                   1,335         N/A
                                                                      -----------      ------
     Net pre-tax servicing margin                                           2,442         N/A
                                                                      -----------      ------
     Pre-tax income                                                   $     2,104         N/A
                                                                      -----------      ------



Production                                                            $   899,674         N/A
Whole loan sales                                                          875,874         N/A
Average commercial mortgage servicing portfolio                       $ 3,006,859         N/A


Total production revenue to whole loan sales                              109 bps         N/A
Total production expenses to production                                   110 bps         N/A
                                                                      -----------      ------
      Net pre-tax production margin                                        (1)bps         N/A
                                                                      -----------      ------

Servicing fees to average commercial mortgage servicing portfolio          13 bps         N/A
Amortization of mortgage servicing rights to average commercial
            mortgage servicing portfolio                                    4 bps         N/A
                                                                      -----------      ------
Net pre-tax servicing margin                                                9 bps         N/A
                                                                      -----------      ------

Net Gain on Sale of Commercial Mortgage Loans

     A reconciliation of gain on sale of commercial mortgage loans for the periods indicated follows:

($ IN THOUSANDS)                                                    FOR THE YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                            1998        1997
                                                                          --------     ------
Gross proceeds on sales of commercial mortgage loans                      $875,874        N/A
Initial unadjusted acquisition cost of commercial mortgage loans sold      875,874        N/A
                                                                          --------     ------
Unadjusted gain on sale of commercial mortgage loans                            --        N/A
Commercial mortgage and origination fees                                     6,831        N/A
                                                                          --------     ------
Unadjusted aggregate margin                                                  6,831        N/A
Initial acquisition cost allocated to basis in commercial
    mortgage servicing rights (SFAS No. 125)                                 2,180        N/A
                                                                          --------     ------
Net gain on sale of commercial mortgage loans                             $  9,011        N/A
                                                                          ========     ======

     During 1998, the commercial mortgage division originated $899.7 million and sold approximately $875.9 million in commercial mortgage loans. Commercial mortgage fees on the loans sold were $6.8 million or 78 basis points. Origination fees are generally between 50 and 100 basis points of the loan amount. In addition, the commercial mortgage division allocated $2.2 million, or 25 basis points, to basis in servicing rights retained on commercial mortgage loans produced during the period.

LEASING OPERATIONS

     Following is a summary of the revenues and expenses allocated to the Company's small- ticket equipment leasing operations for the periods indicated:

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

FINANCIAL CONDITION

    During 1999, the Company experienced a 41% decrease in the volume of production originated and acquired compared to 1998. Production decreased to $9.8 billion during 1999 from $16.5 billion during 1998. The December 31, 1999, locked residential mortgage application pipeline (mortgage loans not yet closed but for which the interest rate has been locked) was approximately $0.4 billion and the application pipeline (mortgage loans for which the interest rate has not yet been locked) was approximately $0.3 billion. This compares to a locked mortgage application pipeline of $1.1 billion and a $0.6 billion application pipeline at December 31, 1998

    Mortgage loans held-for-sale and mortgage-backed securities totaled $0.5 billion at December 31, 1999, versus $1.4 billion at December 31, 1998, a decrease of 67%. The Company's servicing portfolio (exclusive of loans under subservicing agreements) decreased to $7.8 billion at December 31, 1999, from $9.9 billion at December 31, 1998, a decrease of 21%.

    Short-term borrowings, which are the Company's primary source of funds, totaled $0.7 billion at December 31, 1999, compared to $1.6 billion at December 31, 1998, a decrease of 55%. The decrease in the balance outstanding at December 31, 1999, resulted from decreased funding requirements related to the decrease in the balance of mortgage loans held-for-sale and mortgage-backed securities. At December 31, 1999, there were $6.3 million in long-term borrowings, compared to $6.4 million at December 31, 1998. Other liabilities totaled $84.8 million as of December 31, 1999, compared to the December 31, 1998 balance of $114.7 million, a decrease of $29.9 million, or 26%.

    In general the declines in production, the pipeline, mortgage loans held-for-sale, the servicing portfolio and short-term borrowings are primarily attributed to (1) the current level of competition in the marketplace; (2) an estimated 12% decline in estimated residential originations within the industry;
(3) the increased ARM market share (the Company offers primarily fixed rate products); and (4) the rise in mortgage interest rates during 1999.

    The Company continues to face the same challenges as other production-oriented companies within the mortgage banking industry and as such is not immune from significant volume declines precipitated by competitive pricing, a rise in interest rates and other factors beyond the Company's control. These and other important factors that could cause actual results to differ materially from those reported are listed under the Risk Factors section in the Company's 1999 Form 10K.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. In August 1999, the Company and its wholly owned subsidiaries RBMG, Inc., Meritage Mortgage Corporation and RBMG Asset Management Company, Inc. (not including the Company, the Restricted Group), entered into a

$540 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 2000. The credit agreement includes covenants requiring the Restricted Group to maintain (i) a minimum net worth of $170 million, plus the Restricted Group's net income subsequent to June 30, 1999, plus 90% of capital contributions to the Restricted Group and minus restricted payments, (ii) a ratio of total Restricted Group liabilities to tangible net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) RBMG, Inc.'s eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $5 billion and (v) a ratio of consolidated cash flow to consolidated interest expense (these terms are defined in the loan agreements) of at least 1.50 to 1.00 (the interest rate coverage ratio). The provisions of the agreement also restrict the Restricted Group's ability to engage significantly in any type of business unrelated to the mortgage banking and lending business and the servicing of mortgage loans.

     In August of 1999, the Company and the Restricted Group also entered into a $210 million subprime revolving credit facility and a $250 million servicing revolving credit facility, which expire in July 2000. These facilities include covenants identical to those described above with respect to the warehouse line of credit.

    The Restricted Group was in compliance with the debt covenants in place at December 31, 1999 after it obtained an amendment and waiver dated February 1, 2000. The covenant that had been violated was the interest rate coverage ratio. The syndicate of unaffiliated banks waived the violation and amended the agreements. The amended agreements now call for the Restricted Group to maintain an interest rate coverage ratio of 1.10 to 1.00 for the quarter ending March 31, 2000; and 1.20 to 1.00 for any period of two consecutive fiscal quarters thereafter. Although management anticipates continued compliance with current debt covenants, there can be no assurance that the Restricted Group will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

     RBMG Asset Management Company, Inc., a wholly-owned subsidiary of Meritage and a bank are parties to a master repurchase agreement, pursuant to which RBMG Asset Management Co. is entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $200 million to the bank. The master repurchase agreement has been extended through July 26, 2000.

     The Company has entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1.2 billion.

     The Company executed a $6.6 million note in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the related agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those previously described.

     The Company has entered into a $10.0 million unsecured line of credit agreement that expires in July 2000. The interest rate on funds borrowed is based upon the prime rate announced by a major money center bank.

    Republic Leasing, a wholly-owned subsidiary of the Company, has a $200 million credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in August 2000 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by Republic Leasing and that require the Company to maintain a minimum net worth of $60 million and Republic Leasing to maintain a ratio of total liabilities to net worth of no more than 10.0 to 1.0.

     The Company has been repurchasing its stock pursuant to Board authority since March 1998 and as of December 31, 1999 the Company had remaining authority to repurchase up to $2.5 million of the Company's common stock in either open market transactions or in private or block trades. Decisions regarding the amount and timing of repurchases will be made by management based upon market conditions and other factors. The repurchase authority will enable the Company to repurchase shares to meet the Company's obligations pursuant to existing bonus, stock option, dividend reinvestment and employee stock purchase and ESOP plans. Shares repurchased are maintained in the Company's treasury account and are not retired. At December 31, 1999, there were 4,686,391 shares held in the Company's treasury account at an average cost of $8.78 per share.

YEAR 2000

      The Company's growth motivated a generalized review of the adequacy of its existing software environment and technological infrastructure to meet the Company's long-term operating requirements. The Company completed implementation of LoanXchange and other mission critical systems prior to December 31, 1999. All required modifications to existing systems or systems provided by third parties were completed prior to December 31, 1999. The Company has had no significant Year 2000 system problems to date. The amount spent on Year 2000 issues was approximately $1.0 million, which was within the range budgeted.

NEW ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency denominated forecasted transaction. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). However, early adoption is permitted. The Company has not yet determined either the impact that the adoption of SFAS 133 will have on its earnings or statement of financial position or the period in which the statement will be implemented.

     In October 1998, FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This statement requires that any retained interests in mortgage-backed securities be classified in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard had no material impact on the Company's financial position.

DIVISIONAL ANALYSIS OF PRE-TAX FUNDS GENERATED FROM OPERATIONS

     The analyses which follow are included solely to assist investors in obtaining a better understanding of the material elements of the Company's funds generated by operations at a divisional level. It is intended as a supplement, and not an alternative to, and should be read in conjunction with, the Consolidated Statement of Cash Flows, which provides information concerning elements of the Company's cash flows.

SUMMARY

     On a combined divisional basis, during the years ended December 31, 1999 and 1998, the Company generated approximately $55.6 million and $54.9 million, respectively, of positive funds from operations.

($ in thousands)           FOR THE YEAR ENDED DECEMBER 31,
                           -------------------------------
                                1999         1998
                               -------     --------
Agency-eligible production     $20,626     $ 31,104
Agency-eligible servicing       28,623       28,282
Subprime production              1,624       (7,505)
Commercial mortgage              1,401        1,582
Leasing                          3,316        1,407
                               -------     --------
                               $55,590     $ 54,870
                               =======     ========

     Each of the Company's divisions produced positive operating funds during both periods except for subprime production in 1998. The combined positive operating funds were invested to reduce indebtedness, pay dividends, repurchase stock and purchase fixed assets.

AGENCY-ELIGIBLE PRODUCTION

     Generally, the Company purchases agency-eligible mortgage loans which are resold with the rights to service the loans being retained by the Company. The Company then separately sells a large percentage of the servicing rights so produced. When the loans are sold, current accounting principles require that the Company capitalize the estimated fair value of the retained mortgage servicing rights sold and subsequently amortize the servicing rights retained to expense. Accordingly, amounts reported as gains on sale of agency-eligible mortgage loans may not represent positive funds flow to the extent that the associated servicing rights are not sold for cash but are instead retained and capitalized. In this context, the table below reconciles the major elements of pre-tax operating funds flow of the Company's agency-eligible production activities.

($ in thousands)                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                           1999           1998
                                                         --------      ---------
Income (loss) before income taxes                        $    813      $  55,441
Deduct:
     Net gain on sale of mortgage loans, as reported      (64,033)      (134,472)

Add back:
     Cash gains on sale of mortgage loans                  13,454         40,220
     Cash gains on sale of mortgage servicing rights       65,581         66,374
     Depreciation                                           4,811          3,541
                                                         --------      ---------
                                                         $ 20,626      $  31,104
                                                         ========      =========

AGENCY-ELIGIBLE SERVICING

     The Company's current strategy is to position itself as a national supplier of agency-eligible servicing rights to the still consolidating mortgage servicing industry. Accordingly, the Company generally sells a significant percentage of its produced mortgage servicing rights to other approved servicers under forward committed bulk purchase agreements. However, the Company maintains a relatively small mortgage servicing portfolio. As discussed above, mortgage servicing rights produced or purchased are initially capitalized and subsequently must be amortized to expense. Much like depreciation, such amortization charges are "non-cash." In this context, the table below reconciles the major elements of pre-tax operating funds flow of the Company's agency-eligible mortgage servicing activities.

($ in thousands)                             FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------------
                                                  1999          1998
                                                --------      --------
Income before income taxes                      $  5,698      $  1,829
Deduct:
     Net gain on sale of mortgage servicing
      rights, as reported                         (7,262)       (1,753)
Add back:
     Amortization and impairment of
      mortgage servicing rights                   29,580        27,897
     Depreciation                                    607           309
                                                --------      --------
                                                $ 28,623      $ 28,282
                                                ========      ========

SUBPRIME PRODUCTION

     Generally, the Company purchases subprime loans through a wholesale broker network. The Company then separately sells or securitizes the loans so produced. Existing accounting principles require that at the time loans are securitized, the Company capitalize the estimated fair value of future cash flows to be received in connection with retention by the Company of a residual interest in the securitized loans. Accordingly, amounts reported as gains on sale of subprime mortgage loans may not represent cash gains to the extent that associated residual interests are retained and capitalized. In this context, the table below reconciles the major elements of pre-tax operating funds flow of the Company's subprime mortgage production activities.

($ in thousands)                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             -------------------------------
                                                                   1999          1998
                                                                 --------      --------
Income before income taxes                                       $  2,591      $ 18,381
Deduct:
     Net gain on sale of subprime loans, as reported              (20,357)      (27,980)
     Cash losses on securitization of subprime loans               (3,706)       (6,509)
     Accretion income on residuals                                 (6,576)       (3,446)
Add back:
     Cash gains on sale of whole subprime loans                    16,288        11,625
     Cash received from investments in residual certificates        4,290             3
Depreciation and amortization
       of goodwill and intangibles                                  1,251           856

Mark to market on residuals                                         7,843          (435)
                                                                 --------      --------
                                                                 $  1,624      $ (7,505)
                                                                 ========      ========

COMMERCIAL MORTGAGE

           Generally, the Company originates commercial mortgage loans for conduits, insurance companies and other investors. The Company either table funds the loans or originates the loans pursuant to pre-existing investor commitments to purchase the loans so originated. Similar to the agency-eligible operation, the Company generally retains the right to service the loans under various servicing agreements. Current accounting principles require that the Company capitalize the estimated fair value of mortgage servicing rights produced at the time the related loans are sold and subsequently amortize the servicing rights retained to expense. Accordingly, amounts reported as gains on sale of commercial mortgage loans may not represent cash gains to the extent that the associated servicing rights are not sold for cash but are instead retained and capitalized. Mortgage servicing rights initially capitalized must be amortized subsequently to expense. Much like depreciation, such amortization charges are "non-cash." In this context, the table below reconciles the major elements of pre-tax operating funds flow of commercial mortgage production and servicing activities.

($ in thousands)                             FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------------
                                                   1999         1998
                                                 -------      -------
Income before income taxes                       $   823      $ 2,104
Deduct:
     Net gain on sale of commercial loans,
       as reported                                (9,170)      (9,011)
Add back:
     Cash gains on sale of whole
        commercial loans                           7,155        6,831
     Amortization and impairment of
        commercial mortgage servicing rights       2,210        1,335
     Depreciation and amortization of
        goodwill and intangibles                     383          323
                                                 -------      -------
                                                 $ 1,401      $ 1,582
                                                 =======      =======

LEASING

     Generally, the Company originates small-ticket equipment leases for commercial customers that are retained as investments by the Company. Investments in leases originated and retained are financed through a borrowing facility at draw rates that approximate the net cash investment in the related lease. Accordingly, financing activities related to growth in the balance of leases held for investment do not significantly impact operating cash flow. In this context, the table below reconciles the major elements of operating funds flow allocable to leasing activities.

($ in thousands)                     FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------------------
                                           1999       1998
                                          ------     ------
Income before income taxes                $3,010     $1,097
Add back:
     Depreciation and amortization of
       goodwill and intangibles              306        310
                                          ------     ------
                                          $3,316     $1,407
                                          ======     ======

Quantitative and Qualitative Disclosure About Market Risk

     A primary market risk facing the Company is interest rate risk. The Company attempts to manages this risk by striving to balance its loan origination and loan servicing business segments, which are countercyclical in nature. In addition, the Company uses various financial instruments, including derivatives contracts, to manage the interest rate risk related specifically to its committed pipeline, mortgage loan inventory, mortgage backed securities held for sale, servicing rights, leases and residual interests retained in securitizations. The overall objective of the Company's interest rate risk management policies is to mitigate potentially significant adverse effects that changes in the values of these items; resulting from changes in interest rates; might have on the Company's consolidated balance sheet. The Company does not speculate on the direction of interest rates in its management of interest rate risk.

     For purposes of this disclosure, the Company has performed various sensitivity analyses that quantify the net financial impact of changes in interest rates on its interest rate-sensitive assets, liabilities and commitments. These analyses presume an instantaneous parallel shift of the yield curve. Various techniques are employed to value the underlying financial instruments and rely upon a number of critical assumptions. The scenarios presented are illustrative. Actual experience may differ materially from the estimated amounts presented for each scenario. To the extent that yield curve shifts are non-parallel and to the extent that actual variations in significant assumptions differ from those applied for purposes of the valuations, the resultant valuations can also be expected to vary. Such variances may prove material.

                                               1999                              If interest rates were to
                                     -------------------------     -------------------------------------------------------
                                      Carrying      Estimated       Increase       Decrease        Increase      Decrease
                                       Amount       Fair Value     -------------------------     -------------------------
                                     ----------     ----------         50 basis points                100 basis points
                                                                    Estimated Fair Value           Estimated Fair Value
                                                                   -------------------------     -------------------------

Mortgage loans held-for-sale and
  mortgage backed securities         $  482,307 a   $  483,606 a   $  483,183 a   $  484,113 a   $  482,940 a   $  484,583 a
Servicing rights, net                   183,832 b      201,068 b      206,215 b      196,345 b      209,773 b      192,980 b
Lease receivables                       155,559        160,125 c      157,849 c      162,429 c      162,256 c      164,764 c
Residual interests in subprime
  securitizations                        54,382         54,382         53,547         54,982         52,602         55,492
Other assets                            151,102        152,562        152,562        152,562        152,562        152,562
                                     ----------     ----------     ----------     ----------     ----------     ----------
    Total assets                     $1,027,182     $1,051,743     $1,053,356     $1,050,431     $1,060,133     $1,050,381
                                     ----------     ----------     ----------     ----------     ----------     ----------

Long-term borrowings                 $    6,259     $    6,190     $    6,190     $    6,190     $    6,190     $    6,190
Other liabilities                       808,451        808,451        808,451        808,451        808,451        808,451
                                     ----------     ----------     ----------     ----------     ----------     ----------
  Total liabilities                  $  814,710     $  814,641     $  814,641     $  814,641     $  814,641     $  814,641
                                     ----------     ----------     ----------     ----------     ----------     ----------

Net equity value                     $  212,472     $  237,102     $  238,715     $  235,790     $  245,492     $  235,740
                                     ==========     ==========     ==========     ==========     ==========     ==========

a Estimated fair value has been adjusted to include $(840), $2,209, and $343 for estimated fair value of mortgage purchase commitments, mandatory delivery commitments and purchase option contracts, respectively, which have been allocated as hedges against mortgage loans-held-for-sale and mortgage backed securities. In addition, $1,803 of carrying value relating to purchase option contracts has been classified as mortgage loans held-for-sale and mortgage backed securities.

b Estimated fair value and carrying value has been adjusted to include $6,269 of interest rate floor contracts for 1999 which has been allocated as hedges against servicing rights, net. For the 50 bps increase, the 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, the estimated fair value has been adjusted to include $3,754, $10,240, $2,506 and $16,517, respectively, of interest rate floor contracts which have been allocated as hedges against servicing rights, net.

c Estimated fair value has been adjusted to include $(1,358), $(2,349), $(355), $3,327 and $663, respectively, of interest rate floor contracts for 1999, 50 bps increase, 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, which have been allocated as hedges against lease receivables.

                                               1998                              If interest rates were to
                                     -------------------------     -------------------------------------------------------
                                      Carrying      Estimated       Increase       Decrease        Increase      Decrease
                                       Amount       Fair Value     -------------------------     -------------------------
                                     ----------     ----------         50 basis points                100 basis points
                                                                    Estimated Fair Value           Estimated Fair Value
                                                                   -------------------------     -------------------------

Mortgage loans held-for-sale and
  mortgage backed securities         $1,444,281 a   $1,445,864 a   $1,439,874 a   $1,443,160 a   $1,439,183 a   $1,444,857 a
Servicing rights, net                   211,070 b      211,070 b      223,869 b      206,815 b      229,949 b      206,549 b
Lease receivables                       102,029        106,531 c      106,359 c      106,734 c      106,172 c      106,923 c
Residual interests in subprime
  securitizations                        45,782         45,782         44,745         45,281         43,685         46,384
Other assets                            166,473        168,113        168,113        168,113        168,113        168,113
                                     ----------     ----------     ----------     ----------     ----------     ----------
    Total assets                     $1,969,635     $1,977,360     $1,982,960     $1,970,103     $1,987,102     $1,972,826
                                     ----------     ----------     ----------     ----------     ----------     ----------

Long-term borrowings                 $    6,364     $    6,371     $    6,371     $    6,371     $    6,371     $    6,371
Other liabilities                     1,711,113      1,711,113      1,711,113      1,711,113      1,711,113      1,711,113
                                     ----------     ----------     ----------     ----------     ----------     ----------
  Total liabilities                  $1,717,477     $1,717,484     $1,717,484     $1,717,484     $1,717,484     $1,717,484
                                     ----------     ----------     ----------     ----------     ----------     ----------

Net equity value                     $  252,158     $  259,876     $  265,476     $  252,619     $  269,618     $  255,342
                                     ==========     ==========     ==========     ==========     ==========     ==========

a Estimated fair value has been adjusted to include $2,600, $(451), and $1,183 for estimated fair value of mortgage purchase commitments, mandatory delivery commitments and purchase option contracts, respectively, which have been allocated as hedges against mortgage loans-held-for-sale and mortgage backed securities. In addition, $2,823 of carrying value relating to purchase option contracts has been classified as mortgage loans held-for-sale and mortgage backed securities.

b Estimated fair value and carrying value has been adjusted to include $20,048 of interest rate floor contracts for 1998 which has been allocated as hedges against servicing rights, net. For the 50 bps increase, the 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, the estimated fair value has been adjusted to include $15,234, $26,995, $10,325 and $36,401, respectively, of interest rate floor contracts which have been allocated as hedges against servicing rights, net.

c Estimated fair value has been adjusted to include $(759), $(63), $(1,436), $609, $(2,138), respectively, of interest rate floor contracts for 1998, 50 bps increase, 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, which have been allocated as hedges against lease receivables.

     These analyses are limited by the fact that they are performed at a particular point in time and do not incorporate other factors that would impact the Company's financial performance in each such scenario. Consequently, the preceding estimates should not be viewed as a forecast.

     Qualitative disclosures about market risk are further discussed in Note 16 of the accompanying financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED BALANCE SHEET
($ in thousands, except share information)

---------------------------------------------------------------------------------------------------------------------
                                                                                                 December 31,
                                                                                            1999              1998
---------------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                                    $    30,478       $    18,124
Receivables                                                                                  40,219            80,248
Trading securities:
  Mortgage-backed securities                                                                     --           385,055
  Residual interests in subprime securitizations                                             54,382            45,782
Mortgage loans held-for-sale                                                                480,504         1,056,403
Lease receivables                                                                           155,559           102,029
Servicing rights, net                                                                       177,563           191,022
Premises and equipment, net                                                                  36,294            35,338
Accrued interest receivable                                                                   1,691             3,642
Goodwill and other intangibles                                                               15,478            16,363
Other assets                                                                                 35,014            35,629
                                                                                        -----------       -----------
                   Total assets                                                         $ 1,027,182       $ 1,969,635
                                                                                        ===========       ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
         Short-term borrowings                                                          $   699,803       $ 1,566,287
         Long-term borrowings                                                                 6,259             6,364
         Accrued expenses                                                                    23,826            30,098
         Other liabilities                                                                   84,822           114,728
                                                                                        -----------       -----------
                   Total liabilities                                                        814,710         1,717,477
                                                                                        -----------       -----------


Stockholders' equity
         Preferred stock - par value $.01 - 5,000,000 shares authorized; no shares issued or outstanding
         Common stock - par value $.01 - 50,000,000 shares authorized;
            31,637,331 shares issued and outstanding at December 31, 1999 and 1998              316               316
         Additional paid-in capital                                                         300,909           307,114
         Retained earnings                                                                   56,506            59,599
         Treasury stock at cost-4,686,391 and 869,378 shares at December 31, 1999
            and 1998, respectively                                                          (41,148)          (11,499)
         Common stock held by subsidiary at cost- 7,767,099 shares at December
            31, 1999 and 1998                                                               (98,953)          (98,953)
         Unearned shares of employee stock ownership plan 537,084 and 353,641 unallocated shares at December 31, 1999 and December 31, 1998,
            respectively                                                                     (5,158)           (4,419)
                                                                                        -----------       -----------
                   Total stockholders' equity                                               212,472           252,158
                                                                                        -----------       -----------
         Commitments and contingencies (Notes 7 and 12)
                                                                                        -----------       -----------
                   Total liabilities and stockholders' equity                           $ 1,027,182       $ 1,969,635
                                                                                        ===========       ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME
($ in thousands, except share information)

                                                              For the Year Ended December 31,
                                                          1999            1998              1997
--------------------------------------------------------------------------------------------------
REVENUES
Interest income                                         $84,617         $102,446          $72,302
Interest expense                                        (58,455)         (80,668)         (54,658)
--------------------------------------------------------------------------------------------------
Net interest income                                      26,162           21,778           17,644
Net gain on sale of mortgage loans                       93,560          171,463          103,370
Gain on sale of mortgage servicing rights                 7,262            1,753            7,955
Servicing fees                                           46,958           43,156           30,869
Other income                                               (150)           5,576            1,180
--------------------------------------------------------------------------------------------------
     Total revenues                                     173,792          243,726          161,018
--------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits                             72,868           82,406           62,235
Occupancy expense                                        14,855           11,219            7,458
Amortization and provision for impairment
    of mortgage servicing rights                         31,790           29,232           18,315
General and administrative expenses                      45,645           44,266           37,923
--------------------------------------------------------------------------------------------------
     Total expenses                                     165,158          167,123          125,931
--------------------------------------------------------------------------------------------------

Income before income taxes                                8,634           76,603           35,087
Income tax expense                                       (2,712)         (27,932)         (13,289)
--------------------------------------------------------------------------------------------------
     Net income                                          $5,922          $48,671          $21,798
--------------------------------------------------------------------------------------------------

Weighted average common shares
    outstanding - Basic                              20,643,166       23,122,835       20,396,428

Net income per common share - Basic                       $0.29            $2.10           $ 1.07

Weighted average common shares
    outstanding - Diluted                            20,799,502       23,501,108       20,800,828

Net income per common share - Diluted                     $0.28            $2.07           $ 1.05


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
($ in thousands, except share information)

                                                        Additional              Unearned                  Common           Total
                                     Common Stock        Paid-in     Retained     ESOP        Treasury  Stock Held by  Stockholders'
                                  Shares      Amount     Capital     Earnings    Shares        Stock     Subsidiary       Equity
                                 ---------------------------------------------------------------------------------------------------
Balance, December 31, 1996       19,285,020    $193     $149,653     $12,007    $ (4,552)                                $157,301

Issuance of restricted stock         23,528       *          328                                                              328

Cash dividends                                                        (2,536)                                              (2,536)

Acquisition of Meritage
  Mortgage Corporation              808,548       8        8,692                                                            8,700

Acquisition of Resource
  Bancshares Corporation          9,894,889      99      125,962                                          ($98,953)        27,108

Exercise of stock options            62,000       1          629                                                              630

Shares committed to be
   released under Employee
   Stock Ownership Plan                                      426                   1,054                                    1,480

Shares issued or purchased
  under Dividend Reinvestment
  and Stock Purchase Plan
  and Stock Investment Plan          37,163       *          428         (98)                                                 330

Adjustment for the 5% stock
  dividend declared on
  October 31, 1997                1,009,235      10       13,398     (13,408)

Net income                                                            21,798

Total comprehensive income                                                                                                 21,798
                                 ------------------------------------------------------------------------------------------------

Balance, December 31, 1997       31,120,470     311      299,516       17,763     (3,498)                  (98,953)       215,139
                                 ------------------------------------------------------------------------------------------------

Issuance of restricted stock         20,056       *          328                                                              328

Cash dividends                                                        (6,714)                                              (6,714)

Treasury stock purchases
   (1,201,500 shares net
   of issuances 332,122 shares)                                                               (16,280)                    (16,280)

Exercise of stock options           155,965       2        1,537                                3,034                       4,573

Shares committed to be
   released under Employee
   Stock Ownership Plan                                      544                   1,079                                    1,623

Purchase of shares by Employee
  Stock Ownership Plan                                                            (2,000)                                  (2,000)

Shares issued or purchased
  under Dividend Reinvestment
  and Stock Purchase Plan
  and Stock Investment Plan         198,722       2        3,425        (121)                   1,747                       5,053

Acquisition of Meritage
  Mortgage Corporation              142,118       1        1,764                                                            1,765

Net income                                                            48,671

Total comprehensive income                                                                                                 48,671
                                 ------------------------------------------------------------------------------------------------

Balance, December 31, 1998       31,637,331     316      307,114      59,599      (4,419)     (11,499)     (98,953)       252,158
                                 ------------------------------------------------------------------------------------------------

Issuance of restricted stock                                 116                                1,285                       1,401

Cash dividends                                                       (8,902)                                               (8,902)

Treasury stock purchases
   (5,051,896 shares net
   of issuances 1,234,883 shares)                                                             (43,216)                    (43,216)

Exercise of stock options                                     (3)                                   7                           4

Shares committed to be
   released under Employee
   Stock Ownership Plan                                   (1,017)                  2,261                                    1,244

Purchase of shares by Employee
  Stock Ownership Plan                                                            (3,000)                                  (3,000)

Shares issued or purchased
  under Dividend Reinvestment
  and Stock Purchase Plan
  and Stock Investment Plan                               (5,301)       (113)                  12,275                       6,861

Net income                                                             5,922

Total comprehensive income                                                                                                  5,922
                                 ------------------------------------------------------------------------------------------------

Balance, December 31, 1999       31,637,331    $316     $300,909     $56,506     ($5,158)    ($41,148)    ($98,953)      $212,472
                                 ================================================================================================

* - Amounts less than $1.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

RESOURCE BANCSHARES MORTGAGE GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

------------------------------------------------------------------------------------------------------------------------
                                                                           For the Year Ended December 31,
                                                                     1999               1998              1997
------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                           $  5,922           $  48,671          $  21,798
Adjustments to reconcile net income to cash
    (used in) provided by operating activities:
  Depreciation and amortization                                        39,249              34,570             21,859
  Deferred income tax expense (benefit)                                 1,585              31,169              3,862
  Employee Stock Ownership Plan compensation                            1,244               1,623              1,480
  Provision for estimated foreclosure losses and repurchased loans     10,608              11,023              4,615
  Decrease (increase) in receivables                                   40,029               7,454            (24,303)
  Acquisition of mortgage loans                                    (9,300,681)        (16,461,918)       (10,777,294)
  Proceeds from sales of mortgage loans
    and mortgage-backed securities                                 10,346,580          16,358,939         10,503,811
  Acquisition of mortgage servicing rights                           (252,450)           (344,341)          (230,503)
  Sales of mortgage servicing rights                                  245,302             256,292            206,868
  Net gain on sales of mortgage loans and servicing rights           (100,822)           (173,216)          (111,325)
  Decrease in accrued interest on loans                                 1,951                 730                341
  Increase in lease receivables                                       (55,438)            (50,535)                 -
  Increase in other assets                                             (3,078)             (6,879)              (764)
  Increase in residual certificates                                    (8,600)            (26,098)           (19,684)
  Increase (decrease) in accrued expenses and other liabilities       (37,763)              2,817             17,179
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                   933,638            (309,699)          (382,060)
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash assets acquired from Resource Bancshares Corporation                   -                   -              6,535
Acquisition of Meritage Mortgage Corporation                                -                   -             (1,750)
Purchases of premises and equipment                                    (8,363)            (13,608)            (8,613)
Disposition of premises and equipment                                     520               1,507                  -
------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (7,843)            (12,101)            (3,828)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from borrowings                                           26,248,644          42,977,794         28,328,222
Repayment of borrowings                                           (27,115,233)        (42,636,093)       (27,929,479)
Debt issuance costs                                                         -                (283)              (553)
Issuance of restricted stock                                            1,401                 328                328
Shares issued under Dividend Reinvestment and Stock Purchase Plan
    and Stock Investment Plan                                           6,861               5,053                330
Acquisition of treasury stock                                         (43,216)            (16,280)                 -
Cash dividends                                                         (8,902)             (6,714)            (2,536)
Exercise of stock options                                                   4               4,573                630
Loans to Employee Stock Ownership Plan                                 (3,000)             (2,000)                 -
------------------------------------------------------------------------------------------------------------------------
Net cash provided  by (used in) financing activities                 (913,441)            326,378            396,942
------------------------------------------------------------------------------------------------------------------------

Net increase in cash                                                   12,354               4,578             11,054
Cash, beginning of year                                                18,124              13,546              2,492
------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                   $  30,478           $  18,124          $  13,546
------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL ACTIVITIES
Interest paid                                                       $  58,361           $  80,219          $  55,762
Taxes paid net of refunds received                                      4,112              (3,595)            10,253
Non-cash activity acquisition of Resource Bancshares Corporation            -                   -             20,573
Non-cash activity acquisition of Meritage Mortgage Corporation              -               1,765              8,700

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

     The Company is a diversified financial services company engaged through wholly-owned subsidiaries primarily in the business of mortgage banking, through the purchase (via a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, two of the Company's wholly-owned subsidiaries originate, sell and service small-ticket commercial equipment leases and originate, sell, underwrite for investors and service commercial mortgage loans.

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

Investment Securities

     Substantially all of the Company's investments are in the form of mortgage-backed securities and residuals that are held in conjunction with the Company's mortgage banking activities. Such securities are classified as trading securities as defined by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The cost of securities sold is based on the specific identification method.

Mortgage Loans Held-for-Sale

     Mortgage loans held-for-sale are stated at the lower of aggregate cost or market.

     As a servicer of mortgage loans and small-ticket equipment leases, the Company will incur certain losses in the event it becomes necessary to carry out foreclosure actions on loans and leases serviced. Substantially all other serviced agency-eligible loans are fully guaranteed against such losses by the securitizing government sponsored enterprise. The allowance for estimated losses on foreclosure, which is part of the mortgage servicing rights basis, is determined based on delinquency trends and management's evaluation of the probability that foreclosure actions will be necessary. The allowance for estimated losses on foreclosure was $401 and $851 at December 31, 1999 and 1998, respectively.

     On occasions the Company has to repurchase certain non-performing loans. Upon repurchase of a loan, the Company initially capitalizes the current unpaid principal balance and related advances and any other related costs are charged against the allowance. The Company subsequently estimates the net realizable value of the repurchased loan portfolio and records an estimate of the allowance for losses on repurchases. The allowance for estimated losses on repurchases was $1,798 and $2,330 at December 31, 1999 and 1998, respectively. The inventory of actual and pending repurchases to which these reserves relate aggregated $20,700 and $46,586 at December 31, 1999 and 1998, respectively.

Mortgage Servicing Rights

     The Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No. 122 effective January 1, 1997. The provisions of SFAS No. 125 did not materially alter the Company's accounting for mortgage servicing rights. As required by SFAS No. 125, and as required by SFAS No. 122, the Company allocates the total cost of a whole mortgage loan to the mortgage servicing rights and the loan (without servicing rights) based on relative fair values. The market value of servicing rights acquired in bulk transactions, rather than as a by-product of the Company's loan production activities, is initially capitalized at the lower of cost or the estimated present value of future expected net servicing income. Amounts capitalized as mortgage servicing rights are amortized over the period of, and in proportion to, estimated future net servicing income. The Company assesses its capitalized mortgage servicing rights for impairment (on a stratified basis) based on the estimated market values of those rights. Impairments are recognized as a valuation allowance for each impaired stratum. The analysis values such rights in consideration of current forward committed delivery prices, prevailing interest, prepayment and default rates, and other relevant factors as appropriate or allocable to each valuation stratum.

     Fees for servicing loans and leases are recognized monthly on an accrual basis based upon the terms of the underlying agreement. Generally, such agreements provide for fees based upon a percentage of the outstanding balance.

Residual Certificates in Subprime Securitizations

     Residual certificates are classified as trading securities (as defined in SFAS No. 115), and changes in their value are recorded as adjustments to income in the period of change. The Company assesses the fair value of the residual certificates quarterly, with assistance from an independent third party. This valuation is based on the discounted cash flows available to the holder of the residual certificate. Significant assumptions used in this valuation include discount rate, prepayment speed and credit loss estimates. Each of these factors can be significantly affected by, among other things, changes in the interest rate environment and general economic conditions, and expose the Company to prepayment, basis and rate risks. Other factors evaluated in the determination of fair value include, but are not necessarily limited to, the credit and collateral quality of the underlying loans, current economic conditions and various fees and costs associated with ownership of the residual certificate. Although the Company believes that the fair values of its residual certificates are reasonable given current market conditions, the assumptions used are estimates and actual experience may vary from these estimates. Differences in the actual prepayment speed and loss experience and other assumptions from those applied for valuation purposes, could have a significant effect on the estimated fair value of the residual certificates.

     Significant assumptions used at December 31, 1999 for residual certificates then held by the Company generally include a discount rate of 13%, a constant default rate of 3% and a loss severity rate of 25%, and ramping behaviors are based on prepayment penalty periods and adjustable rate mortgage first reset dates. Terminal prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1999 valuations are set forth below:

                                     1997-1     1997-2     1998-1     1998-2    1999-1    1999-2
                                    ---------------------------------------------------------------
  Prepayment Speeds
    Fixed rate mortgages              34% cpr    32% cpr    32% cpr    32% cpr   30% cpr   30% cpr
    Adjustable rate mortgages         34% cpr    32% cpr    32% cpr    32% cpr   30% cpr   30% cpr

  Terminal prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:

                                     1997-1         1997-2        1998-1        1998-2         OTHER
                                   ------------  -------------  ------------  ------------  ------------
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

Sales of Mortgage Loans and Mortgage Servicing Rights

     Gains or losses on sales of agency-eligible loans and on whole loan sales of subprime mortgage loans are determined at settlement date and are measured by the difference between the net proceeds and the carrying amount of the underlying mortgage loans. Gains and losses on sales of mortgage servicing rights are recognized at the sale date, which is the date the sales contract is closed and substantially all risks and rewards of ownership pass to the buyer.

     During 1997, 1998 and 1999, the Company completed six securitizations of subprime mortgage loans. These securitizations were in the form of a sale of loans to a trust. The trust took the form of a multi-class security structure collateralized by a pool of subprime residential mortgage loans. The owners of each security receive their monthly principal and interest payments from income received from the underlying mortgage loans. As discussed above, effective January 1, 1997, the Company adopted SFAS No. 125. Under this pronouncement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. As a result, the Company capitalizes the estimated fair value of the subordinated classes of securities formed upon sale of the loans to the trust. The subordinated classes held by the Company are in the form of residual certificates. The gain on the securitization is the sum of (a) the proceeds received from the securitization plus (b) the fair value of the residual certificates minus (c) the carrying value of the mortgage loans and minus (d) the costs of the sale.

Lease Receivables

     Lease receivables consist of direct finance equipment leases which are carried at the lower of aggregate cost or market value. Interest income is recognized monthly based on the net lease outstanding balance. Residuals are recognized monthly based on the estimated end-of-lease value and are included as an adjustment to interest income. Lease receivables are charged-off at the earlier of the date they are deemed uncollectible or they become 120 days past due. Certain direct costs to originate lease receivables are deferred and recognized as an adjustment to interest income over the estimated life of the lease. The allowance for lease losses is established through a provision charged to operations. The allowance is reviewed and adjusted as needed based upon management's evaluation of factors affecting the lease receivables portfolio such as economic conditions, growth and composition of the portfolio, historical loss experience and analysis of the collectibility of specific lease receivables. The allowance is established at an amount that management believes will be adequate to absorb probable losses on outstanding leases that may become uncollectible. At December 31, 1999 and 1998, the allowance for lease losses was $3,046 and $1,976, respectively. The inventory of lease receivables to which these reserves relate aggregated $158,605 and $104,005 at December 31, 1999 and 1998, respectively.

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

     Goodwill arising from the acquisitions of RBC and Meritage Mortgage Corporation (Meritage) is being amortized over 20 years using the straight-line method. Amortization expense for both acquisitions totaled $884 and $853 for the years ended December 31, 1999 and 1998, respectively.

Income Taxes

     The Company records taxes under an asset and liability approach, recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Current taxes payable (receivable) of $1,127 and $(3,237) for the years ended December 31, 1999 and 1998, are included in other assets and liabilities.

Statement of Cash Flows

     The Company has adopted the indirect method of reporting cash flows.

Note 3 - Receivables:

     Receivables consist primarily of amounts due to the Company related to sales of mortgage servicing rights and advances of delinquent principal, interest, tax and insurance payments related to loans serviced. Management does not anticipate losses on realization of the receivables. Receivables consist of the following at:

                                                          DECEMBER 31,
                                                      --------------------
                                                        1999        1998
                                                      -------      -------
Mortgage servicing rights sales, net of reserves      $26,998      $55,618
Servicing advances                                      7,613       12,780
Other                                                   5,608       11,850
                                                      -------      -------
                                                      $40,219      $80,248
                                                      =======      =======

Note 4 - Lease Receivables:

     Lease receivables are summarized as follows:

                                            DECEMBER 31,
                                     -------------------------
                                        1999            1998
                                     ---------       ---------
Lease receivables                    $ 194,422       $ 129,585
Less-Unearned discount                 (35,817)        (25,580)
Less-Allowance for lease losses         (3,046)         (1,976)
                                     ---------       ---------
                                     $ 155,559       $ 102,029
                                     =========       =========

     The components of the Company's investment in lease receivables are summarized as follows:

                                                  DECEMBER 31,
                                             ----------------------
                                               1999          1998
                                             --------      --------
Minimum lease payments due from lessees      $180,164      $119,756
Estimated residuals                             6,102         4,167
Initial direct costs, net                       8,156         5,662
                                             --------      --------
                                             $194,422      $129,585
                                             ========      ========

     At December 31, 1999, the maturities of minimum lease receivables, including lease residuals, are as follows:

               2000                     $ 62,922
               2001                       53,264
               2002                       38,772
               2003                       22,511
               2004                        8,529
               2005 and thereafter           268
                                        --------
                                        $186,266
                                        ========

     Leases represent unconditional obligations of the lessees to pay all scheduled payments and require the lessees to assume all responsibility with respect to the equipment, including the obligation to pay all costs relating to its operation, maintenance, repair, sales and property taxes, and insurance. At December 31, 1999 and 1998, the average lease size was approximately $26 and $27, respectively, and there were 31 leases and 16 leases, respectively, with a current lease receivable in excess of $250.

     At December 31, 1999 and 1998, respectively, the equipment covered by approximately 16% and 17% of the Company's net lease receivables were located in the state of California and approximately 9% and 9% were located in the state of Florida. At December 31, 1999 and 1998, respectively, approximately 20% and 19% of the Company's net lease receivables were collateralized by computer equipment and 7% and 9% were collateralized by titled equipment.

     The Company's leases are collateralized by the equipment subject to the leases. In most instances, the Company requires a security deposit equal to one monthly payment and personal guarantees. In addition, where considered necessary, other credit enhancements are obtained. At December 31, 1999, the Company held security deposits and sales and property taxes for the benefit of lessees of $6,119.

Note 5 - Fair Value and Impairments of Mortgage Servicing Rights:

     For purposes of evaluating its mortgage servicing portfolio for impairment, the Company disaggregates its portfolio into two primary segments: available-for-sale and held-for-sale.

     The segment of the portfolio designated as available-for-sale is composed of servicing rights that were purchased in bulk transactions or that were retained out of production pursuant to individual portfolio retention decisions. The available-for-sale portfolio is disaggregated for purposes of measuring potential impairments according to defined risk tranches. The Company has defined its risk tranches based upon interest rate band and product type. With respect to each such risk tranche, the fair value thereof, which is based upon an internal analysis that considers current market conditions, prevailing interest, prepayment and default rates and other relevant factors, together with the fair value of hedges allocated thereto (which is based upon an independent third party estimate of value) is compared to amortized carrying values of the mortgage servicing rights for purposes of measuring potential impairment. The Company uses Constant Maturity Treasury rate (CMT) and Constant Maturity Swap rate (CMS) floors and Callable Pass Through Certificates (CPC's) to protect itself against interest and prepayment risk on its available-for-sale portfolio. At December 31, 1999 and 1998 the following amounts related to the available-for-sale portfolio:


RESIDENTIAL MORTGAGE SERVICING                        AT DECEMBER 31, 1999      AT DECEMBER 31, 1998
--------------------------------------------------------------------------      --------------------
Underlying unpaid principle balance                        $ 6,322,591             $ 5,458,334
Fair value of related mortgage servicing
rights                                                       $ 146,476               $ 102,454
Fair value/underlying unpaid principle balance                   2.31%                   1.88%
Net carrying value of related mortgage
servicing rights                                             $ 137,419                $101,533
Net carrying value/underlying unpaid principle
balance                                                          2.17%                   1.86%
Weighted average note rate                                       7.35%                   7.49%
Weighted average service fee                                     0.43%                   0.39%
Net basis expressed as a multiple of weighted
average service fee                                              5.05 x                  4.77 x


COMMERCIAL MORTGAGE SERVICING                         AT DECEMBER 31, 1999      AT DECEMBER 31, 1998
--------------------------------------------------------------------------      --------------------
Underlying unpaid principle balance                        $ 4,104,095               $ 3,255,458
Fair value of related mortgage servicing
rights                                                        $ 17,236                   $ 8,096
Fair value/underlying unpaid principle balance                   0.42%                     0.25%
Carrying value of related mortgage servicing
rights                                                         $ 9,243                   $ 8,096
Net carrying value/underlying unpaid principle
balance                                                          0.23%                     0.25%
Weighted average note rate                                       7.94%                     8.11%
Weighted average service fee                                     0.09%                     0.09%
Net basis expressed as a multiple of weighted
average service fee                                              2.56 x                    2.78 x

     The segment of the portfolio designated as held-for-sale is composed of recently produced servicing rights that are scheduled for sale and have been allocated to specific forward servicing sales contracts. The held-for-sale portfolio is disaggregated for purposes of measuring possible impairments according to the specific forward sales contracts to which allocated, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. For each such risk tranche, the fair value is based upon the allocated forward committed delivery price, which is compared to amortized carrying value for purposes of measuring potential impairment. At December 31, 1999 and 1998 the following amounts related to the held-for-sale portfolio:


RESIDENTIAL MORTGAGE SERVICING                        AT DECEMBER 31, 1999      AT DECEMBER 31, 1998
--------------------------------------------------------------------------      --------------------
Underlying unpaid principle balance                          $ 1,499,803               $ 4,406,766
Fair value of related mortgage servicing
rights                                                          $ 31,087                  $ 89,489
Fair value/underlying unpaid principle balance                     2.07%                     2.03%
Net carrying value of related mortgage servicing
rights                                                           $30,901                  $ 89,489
Net carrying value/underlying unpaid principle
balance                                                            2.06%                     2.03%
Weighted average note rate                                         7.90%                     6.81%
Weighted average service fee                                       0.49%                     0.45%
Net basis expressed as a multiple of weighted
average service fee                                                4.20 x                    4.51 x

Note 6 - Premises and Equipment:

     Premises and equipment are summarized as follows:

                                       Estimated            DECEMBER 31,
                                      Useful Lives      1999           1998
                                      ------------    --------       -------
Building                               25 years       $  7,657       $ 7,657
Building improvements                  10-15 years       1,682         1,489
Furniture, fixtures and equipment      5-10 years       41,418        39,038
                                                      --------       -------
                                                        50,757        48,184
Less-Accumulated depreciation                          (17,560)      (15,943)
                                                      --------       -------
                                                        33,197        32,241
Land                                                     3,097         3,097
                                                      --------       -------
                                                      $ 36,294       $35,338
                                                      ========       =======

       Depreciation expense was $6,887 in 1999, $4,486 in 1998, $3,275 in 1997.

Note 7 - Lease Commitments:

     The Company has entered into various non-cancelable operating lease agreements, primarily for office space. Certain of these leases contain renewal options and escalation clauses. At December 31, 1999, the annual minimum rental commitments for non-cancelable leases with remaining terms in excess of one year are as follows:

              2000                            $  4,879
              2001                               4,289
              2002                               2,269
              2003                               1,488
              2004                               1,214
              2005 and thereafter                  910
                                              ---------
                                              $ 15,049
                                              =========

     Minimum rental commitments have not been reduced by minimum sublease rentals of $553 due in the future under non-cancelable subleases. Rent expense for operating leases, net of sublease rental income of $387 for 1999, $387 for 1998 and $445 for 1997, was $4,304 in 1999, $3,106 in 1998 and $2,181 in 1997.

Note 8 - Short-Term and Long-Term Borrowings:

     The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. In August 1999, the Company and its wholly owned subsidiaries RBMG, Inc., Meritage and RBMG Asset Management Company, Inc. (not including the Company, the Restricted Group), entered into a $540,000 warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July

2000. The credit agreement includes covenants requiring the Restricted Group to maintain (i) a minimum net worth of $170,000, plus the Restricted Group's net income subsequent to June 30, 1999, plus 90% of capital contributions to the Restricted Group and minus restricted payments, (ii) a ratio of total Restricted Group liabilities to tangible net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) RBMG, Inc.'s eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $5,000,000 and (v) a ratio of consolidated cash flow to consolidated interest expense (these terms are defined in the loan agreements) of at least 1.50 to 1.00 (the interest rate coverage ratio). The provisions of the agreement also restrict the Restricted Group's ability to engage significantly in any type of business unrelated to the mortgage banking and lending business and the servicing of mortgage loans. At December 31, 1999 and 1998, the total amounts outstanding under this facility and its predecessor were $329,600 and $468,600, respectively.

     In August of 1999, the Company and the Restricted Group also entered into a $210,000 subprime revolving credit facility and a $250,000 servicing revolving credit facility, which expire in July 2000. These facilities include covenants identical to those described above with respect to the warehouse line of credit. At December 31, 1999 and 1998, the total amount outstanding under these facilities and their predecessor were $108,200 and $85,000, respectively.

    The Restricted Group was in compliance with the debt covenants in place at December 31, 1999 after it obtained an amendment and waiver dated February 1, 2000. The covenant that had been violated was the interest rate coverage ratio. The syndicate of unaffiliated banks waived the violation and amended the agreements. The amended agreements now call for the Restricted Group to maintain an interest rate coverage ratio of 1.10 to 1.00 for the quarter ending March 31, 2000; and 1.20 to 1.00 for any period of two consecutive fiscal quarters thereafter. Although management anticipates continued compliance with current debt covenants, there can be no assurance that the Restricted Group will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

     RBMG Asset Management Company, Inc., a wholly-owned subsidiary of Meritage and a bank are parties to a master repurchase agreement, pursuant to which RBMG Asset Management Co. is entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $200,000 to the bank. The master repurchase agreement has been extended through July 26, 2000. At December 31, 1999 and 1998, no amounts were outstanding under this facility or its predecessor.

     The Company has entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1,200,000. The total amounts outstanding under this facility and its predecessor at December 31, 1999 and 1998 were $0 and $753,684, respectively.

     The Company executed a $6,600 note in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the related agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those previously described. The total amounts outstanding under this facility at December 31, 1999 and 1998 were $6,364 and $6,461, respectively.

     The Company has entered into a $10,000 unsecured line of credit agreement that expires in July 2000. The interest rate on funds borrowed is based upon the prime rate announced by a major money center bank.

     Republic Leasing, a wholly-owned subsidiary of the Company, has a $200,000 credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in August 2000 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by Republic Leasing and that require the Company to maintain a minimum net worth of $60,000 and Republic Leasing to maintain a ratio of total liabilities to net worth of no more than 10.0 to 1.0. At December 31, 1999 and 1998, the total amounts outstanding under this facility were $125,652 and $80,405, respectively.

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

     The Company began paying regular quarterly cash dividends of $0.03 per share in the third quarter of 1996. This quarterly cash dividend was increased to $0.04 per share in the fourth quarter of 1997, to $0.05 per share in the first quarter of 1998, to $0.07 per share in the second quarter of 1998 to $0.10 per share in the fourth quarter of 1998 and finally to $0.11 per share in the second quarter of 1999.

     During 1995, the Company established a dividend reinvestment plan (DRIP). The DRIP offers stockholders a method of reinvesting cash dividends in the Company's common stock at a 5% discount from market prices. The Company reserves the right to modify the pricing terms and any other provisions of the DRIP at any time. The DRIP agent purchases either original issue or treasury shares from the Company or the DRIP agent purchases shares on the open market. The Board of Directors has authorized the issuance of 4,099,984 shares under the DRIP. Through December 31, 1999, there were 1,673,989 shares issued under the DRIP.

     The Company's Board of Directors has authorized the repurchase of up to $62,000 of the Company's common stock in either open market transactions or in private or block trades as of

December 31, 1999. Through December 31, 1999, $59,496 of the Company's common stock has been purchased. At December 31, 1999, there were 4,686,391 shares held in the Company's treasury account at an average cost of $8.78 per share.

Note 10 - Income Taxes:

     Income tax expense (benefit) consists of the following:

                          FOR THE YEAR ENDED DECEMBER 31,
                       ------------------------------------
                         1999          1998           1997
                       -------       --------       -------
Current:
  Federal              $ 1,871       $ (3,482)      $ 8,885
  State                   (744)           245           542
                       -------       --------       -------
Total current            1,127         (3,237)        9,427
                       -------       --------       -------
Deferred:
  Federal                  821         30,202         3,327
  State                    764            967           535
                       -------       --------       -------
Total deferred           1,585         31,169         3,862
                       -------       --------       -------
Total tax expense      $ 2,712       $ 27,932       $13,289
                       =======       ========       =======

     Current income tax expense (benefit) represents the approximate amount payable for each of the respective years. The above current and deferred balances reflect certain reclassifications made as a result of prior year returns. During 1999, 1998 and 1997, the Company qualified for state tax credits of $275, $300 and $202, respectively, reducing current state tax expense that otherwise would have been payable for each year.

     The effective tax rate varied from the statutory federal tax rate of 35% for 1999, 1998 and 1997 due to the following:

                                                               FOR THE YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------------
                                                1999                         1998                       1997
                                       ---------------------      ----------------------      --------------------
                                                      % of                        % of                      % of
                                                      Pretax                      Pretax                    Pretax
                                        Amount        Income       Amount         Income       Amount       Income
                                       -------        ------      --------        ------      -------       ------
Tax expense at statutory rate          $ 3,022        35.0%       $ 26,811        35.0%       $12,280       35.0%
State tax, net of federal benefit           64         0.8%          1,571         2.1%           887        2.5%
Other, net                                (374)       (4.3%)          (450)       (0.6)%          122        0.4%
                                       -------        ----        --------        ----        -------       ----
                                       $ 2,712        31.5%       $ 27,932        36.5%       $13,289       37.9%
                                       =======        ====        ========        ====        =======       ====

     Deferred tax (assets) liabilities are summarized as follows:

                                               DECEMBER 31,
                                         ------------------------
                                           1999            1998
                                         --------       --------
Mark to market                           $ (1,755)      $ (1,864)
Deferred compensation                      (3,422)        (3,235)
Deferred book income                           --         (4,833)
Foreclosure and repurchase reserves        (3,522)        (3,672)
State NOL carryforwards                      (668)          (794)
Other, net                                    (19)           (45)
                                         --------       --------
                                           (9,386)       (14,443)
                                         --------       --------
Intangible Assets                          42,632         49,608
Depreciation                                6,756          4,864
Securitizations                             8,970          7,231
Deferred tax income                         7,094          7,094
Other, net                                    485            612
                                         --------       --------
                                           65,937         69,409
                                         --------       --------
Net deferred tax liability               $ 56,551       $ 54,966
                                         ========       ========

     There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized. During 1999 and 1998, non-qualified stock options were exercised generating a tax benefit of $0 and $1,562, respectively. This benefit is reflected in additional paid-in capital.

Note 11 - Stock Options and Restricted Stock Plan:

     Contemporaneous with the Company's initial public offering, certain executives of the Company were granted options to purchase 901,310 shares of common stock of the Company at the initial offering price of $5.83 per share. The options have a term of ten years and expire in June 2003. At December 31, 1999 all the remaining outstanding executive options were exercisable. No additional options have been granted and none have been forfeited. During 1999 and 1998, no options and 299,250 options, respectively, were exercised.

     In addition, certain executive officers, in connection with their recruitment, became entitled to receive restricted stock as part of their compensation. Costs associated with these grants are included as compensation expense of the Company in the accompanying consolidated financial statements. In connection therewith, the Company issued restricted shares at the issuance prices summarized as follows:

                                   RESTRICTED SHARES      ISSUANCE PRICE PER
             ISSUANCE DATE              ISSUED                  SHARE
             ---------------------------------------------------------------
             January 21, 1994           13,336                 $ 6.93
             January 26, 1995           59,136                   6.87
             January 27, 1996           18,438                  13.87
             February 1, 1997           24,704                  13.27
             January 30, 1998           20,048                  16.35
             February 1, 1999           93,520                  15.01

     On October 21, 1993, the Company adopted a phantom stock plan that provided for the awarding of up to 450,655 deferred compensation units to officers and certain key employees. The plan specified a five-year vesting schedule. In addition, from time to time the Board of Directors approved participation in a special phantom stock plan for certain officers of the Company. During 1996, the Company terminated all of its phantom stock plans and canceled all outstanding grants thereunder. In connection therewith, each former participant in the phantom stock plans was awarded an option under a new non-qualified stock option plan for each unit canceled under the phantom stock plans. Other terms of the awarded options were substantially similar to the underlying canceled units. The number of initially authorized units under the non-qualified stock option plan was 223,817. Since forfeited units under the plan do not become available for reissuance, no units are available for future grants under this plan.

     Activity in the non-qualified stock option plan is summarized below:

                                   UNITS                                      UNITS
NON-QUALIFIED STOCK OPTION PLAN:  GRANTED  UNITS EXERCISED UNITS FORFEITED  OUTSTANDING
---------------------------------------------------------------------------------------
Balance at December 31, 1997      223,817           --             --        223,817
 - 1998 activity                       --      (60,815)       (38,801)       (99,616)
                                  -------      -------       --------       --------
Balance at December 31, 1998      223,817      (60,815)       (38,801)       124,201
                                  -------      -------       --------       --------
 - 1999 activity                       --         (545)          (135)          (680)
                                  -------      -------       --------       --------
Balance at December 31, 1999      223,817      (61,360)       (38,936)       123,521
                                  =======      =======       ========       ========

     Of the 123,521 units outstanding at December 31, 1999 under the non-qualified stock option plan, the following are exercise prices and percents vested:

       EXPIRATION             UNITS          EXERCISE        PERCENT
          DATE             OUTSTANDING        PRICE          VESTED
--------------------------------------------------------------------
January 21, 2004             46,419           $ 6.93          100%
January 26, 2005             20,438             6.85           80%
January 26, 2005             38,968             6.87           80%
July 1, 2005                 17,696            10.64           80%

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

     Activity in the Omnibus Plan is summarized below:

                                    UNITS                                      UNITS
OMNIBUS PLAN:                      GRANTED  UNITS EXERCISED UNITS FORFEITED  OUTSTANDING
----------------------------------------------------------------------------------------
Balance at December 31, 1997        593,293           --            --        593,293
 - 1998 activity                    430,500      (32,700)      (10,150)       387,650
                                  ---------      -------       -------       --------
Balance at December 31, 1998      1,023,793      (32,700)      (10,150)       980,943
 - 1999 activity                     25,000      (55,875)           --        (30,875)
                                  ---------      -------       -------       --------
Balance at December 31, 1999      1,048,793      (88,575)      (10,150)       950,068
                                  =========      =======       =======       ========

     Of the 950,068 units outstanding at December 31, 1999 under the Omnibus Employee Stock Award Plan, the following are exercise prices and percents vested:

        EXPIRATION               UNITS      EXERCISE    PERCENT
           DATE               OUTSTANDING     PRICE      VESTED
----------------------------------------------------------------
October 30, 2005                 112,350     $14.25       100%
January 26, 2006                  24,718      13.87        80%
March 21, 2006                    56,175      13.36        80%
November 8, 2006                  17,850      14.31        80%
December 3, 2006                   7,875      13.87        80%
December 30, 2006                  5,250      13.85        80%
September 3, 2007                  5,250      15.91        60%
August 26, 2007                    6,300      16.27        60%
September 16, 2007                 6,300      15.94        60%
January 29, 2007                 258,300      13.20        60%
April 11, 2007                    10,500      14.73        60%
April 18, 2007                    31,500      14.53        60%
May 1, 2007                        6,300      13.57        60%
April 14, 2008                   375,400      16.44        40%
May 1, 2008                        6,000      17.75        40%
February 19, 2009                 20,000      14.13        20%

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

GRANT DATE                          UNITS GRANTED           EXERCISE PRICE
--------------------------------------------------------------------------
September 1, 1995                      56,175                    $14.16
September 1, 1996                      56,175                     11.79
September 1, 1997                      52,500                     15.91
September 1, 1998                      60,000                     15.75
September 1, 1999                      60,000                      6.00

     The Company's current option plans are considered fixed stock award plans for accounting purposes. Accordingly, total compensation expense for these fixed plans is measured as the difference between the market value on the date of the grant over the exercise price which fixed total expense is then recognized over the vesting period. The Company recognized compensation expense related to the aforedescribed plans (exclusive of the restricted stock plan which is expensed as incurred) of $351, $(102), and $408 for 1999, 1998 and 1997, respectively.

     The Company accounts for options using APB No. 25, "Accounting for Stock Issued to Employees." For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 1999, 1998 and 1997 was estimated at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

     For purposes of SFAS No. 123, each award was separately valued using the 10 year CMT rate on the date of grant as the risk-free interest rate. The expected life of each grant was assumed to be equal to the term to expiration as of the grant date. The expected dividend yield was established based upon the dividend policies of the Company as of the date of award. Finally, for purposes of assigning a volatility factor, the historical 100 day volatility factor was reviewed for selected points in time over the past and a range of 36% to 65% was assigned to the 1999, 1998 and 1997 awards for purposes of the SFAS No. 123 valuation. The following is a summary of the significant assumptions used in the SFAS No. 123 valuation and the average fair value of the options granted:

                                              1999          1998        1997
                                            --------      --------    --------
Average risk free interest rate               5.754%        5.565%      6.494%
Average expected life of grants             10 years      10 years    10 years
Average expected dividend yield               $ 0.43        $ 0.21      $ 0.12
Average volatility factor                     68.42%        49.30%      56.80%
Average fair value of options granted         $ 4.39        $ 9.93      $ 9.76

     For purposes of the required pro forma disclosures, SFAS No. 123 permits straight-line amortization of the estimated fair value of the options over the vesting period. Had compensation cost for the Company's 1999, 1998 and 1997 stock-based option awards been determined consistent with the requirements of SFAS No. 123, net income and earnings per share would have been reported as follows for 1999, 1998 and 1997.

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------------
                                                       1999          1998            1997
                                                     -------       --------       ---------
Net income as reported                               $ 5,922       $ 48,671        $ 21,798
After-tax adjustment for SFAS No. 123                 (1,485)        (1,968)           (737)
                                                     -------       --------       ---------
Pro forma net income as adjusted                     $ 4,437       $ 46,703       $  21,061
                                                     =======       ========       =========
Pro forma net income per common share - basic        $  0.22       $   2.02       $    1.03
Pro forma net income per common share - diluted      $  0.21       $   1.99       $    1.01

     Due to the inclusion of only 1999, 1998 and 1997 option grants, the effects of applying SFAS No. 123 in 1999, 1998 and 1997 may not be representative of the pro forma impact in future years.

Note 12 - Commitments and Contingencies:

     The Company was servicing and subservicing 87,810, 125,686 and 110,641, residential loans owned by others, with unpaid balances aggregating approximately $9,090,000, $13,600,000 and $10,200,000, at December 31, 1999,
1998 and 1997, respectively. Related escrow funds totaled approximately $44,714, $80,300 and $72,100 as of December 31, 1999, 1998 and 1997, respectively. Loans serviced for others and the related escrow funds are not included in the accompanying consolidated balance sheet.

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

     The Company was servicing commercial mortgage loans of $4,104,095 and $3,255,458 at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, respectively, 27% and 35% of commercial mortgage loans outstanding were being serviced for a single customer. In addition, at December 31, 1999 and 1998, respectively, the Company was servicing $14,272 and $37,565 of leases for third parties, 100% and 98% of this portfolio was serviced for a single customer. Commercial mortgage loans and leases serviced for others are not included in the accompanying balance sheet.

     The Company typically sells the residential mortgage servicing rights associated with its mortgage production into forward sales contracts. Additionally, from time to time, the Company will sell residential mortgage servicing rights from its available-for-sale portfolio. In 1999, approximately 79% of its total sales under these forward sales contracts were to four major customers. In 1998, approximately 97% of its total sales under these forward sales contracts were to four major customers.

     In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company may be required to repurchase mortgage loans or indemnify the purchasers of loans or servicing rights for losses if there has been a breach of representations or warranties. Repurchased loans are carried at the lower of cost or estimated recoverable value. At December 31, 1999, $17,255 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $1,798. At December 31, 1998, $33,285 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $2,330. At December 31, 1997, $9,213 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $3,399. Provision for losses related to the repurchases of loans for the years ended December 31, 1999, 1998 and 1997 totaled $5,795, $9,783 and $4,615 respectively. The total number of loans repurchased for the year ended December 31, 1999, 1998 and 1997 was 356, 479 and 268, respectively. During 1999, 1998 and 1997 the Company repurchased approximately $34,865, $46,586 and $26,800 of unpaid principal balances, respectively.

     In the ordinary course of its business, the Company is from time to time subject to litigation. The Company is not a party to any material legal proceedings.

Note 13 - Work Force Reduction Charges and Non-recurring Charges:

     During the fourth quarter of 1999, the Company incurred a $3.8 million ($2.4 million after-tax) charge related to a workforce reduction. At December 31, 1999 approximately $2.0 million remained in the accrual related to these workforce reduction charges. The workforce reduction is summarized below by financial statement component and operating division:

                                AGENCY-ELIGIBLE
                            ----------------------
($ in thousands)            Production   Servicing   Subprime     Other    CONSOLIDATED
                            ----------   ---------   --------     -----    ------------
Salary and employee
     benefits                $   820       $ 31       $ 166       $   2       $ 1,019
Occupancy expense              1,780         --         186         190         2,156
General and
administrative expenses          448         --         164           2           614
                             -------       ----       -----       -----       -------
Net pre-tax impact             3,048         31         516         194         3,789
Estimated allocable
income tax expense            (1,136)       (12)       (192)        (72)       (1,412)
                             -------       ----       -----       -----       -------
Net after-tax impact         $ 1,912       $ 19       $ 324       $ 122       $ 2,377
                             =======       ====       =====       =====       =======

     During the second quarter of 1998, the Company sold its retail production franchise and recognized a $1,490 pre-tax ($917 after-tax) gain on the sale. This gain is included in other income. During the third quarter of 1997, the Company recorded a $2,279 pre-tax charge ($1,401 after-tax) related to a terminated merger agreement and a special charge of $7,869 pre-tax ($4,839 after-tax) relating to certain nonrecoverable operating receivables. These charges are included in general and administrative expenses.

Note 14 - Employee Benefits:

     On July 1, 1993, the Company established a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees with six months continuous service. The plan allows employees to contribute up to 15% of their gross earnings on a before-tax basis annually, subject to the maximum established by law. Employees become eligible to participate in the plan as of the January 1 or July 1, following the completion of six months continuous service. The Company contributes to the plan on a matching basis in an amount determined annually by the Board of Directors. In 1998 and 1999 the Company's match percentage was 100% of the employee's contribution up to the first 3% of the employee's gross earnings and a 50% match on the second 3% of the employee's gross earnings. An employee vests in the Company's matching contribution at a rate of 25% per year. The Company recorded $1,136, $980 and $958 of matching contributions as compensation expense during 1999, 1998 and 1997, respectively.

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

     Effective January 1, 1995, the Company established a non-qualified unfunded Pension Restoration Plan (Restoration Plan). The purpose of the Restoration Plan is to provide certain retirement benefits for eligible employees. Under the Restoration Plan, retirement benefits are based upon years of service and the employee's level of compensation during the last five years prior to retirement.

     Effective January 1, 1998, the Company established a non-qualified unfunded Supplemental Executive Retirement Plan (SERP). The purpose of the SERP is to provide certain retirement benefits for eligible employees. Under the SERP, retirement benefits are based upon the employee's level of compensation during the high five years of the last 10 years prior to retirement.

     The combined pension expense for all three defined benefit plans included the following:

                                         FOR THE YEAR ENDED DECEMBER 31,
                                        =================================
                                          1999         1998          1997
                                        -------       -------       -----
Service cost                            $ 1,900       $ 1,417       $ 555
Interest cost                               786           563         186
Expected return on assets                  (204)          (97)        (46)
Amortization of prior service cost          316           316          44
Amortization of actuarial loss               79            17          24
Curtailment credit                         (220)           --          --
                                        -------       -------       -----
                                        $ 2,657       $ 2,216       $ 763
                                        =======       =======       =====

     Change in the combined projected benefit obligation under the plans at December 31, 1999 and 1998 is as follows:

                                                       DECEMBER 31,
                                                 -----------------------
                                                   1999           1998
                                                 --------       --------
Net benefit obligation at beginning of year      $  8,826       $  3,010
Service cost                                        1,900          1,417
Interest cost                                         786            563
Plan amendments                                        --          3,696
Actuarial (gain) loss                                (994)           649
Curtailments                                         (258)          (477)
Benefits paid                                         (40)           (32)
                                                 --------       --------
Net benefit obligation at end of year            $ 10,220       $  8,826
                                                 ========       ========

The combined change in the plans' assets for the years ended December 31, 1999 and 1998 were:

                                                         DECEMBER 31,
                                                    ---------------------
                                                     1999           1998
                                                    -------       -------
Fair value of plan assets at beginning of year      $ 1,862       $   788
Actual return on plan assets                            272           100
Employer contributions                                1,349         1,006
Benefits paid                                           (40)          (32)
                                                    -------       -------
Fair value of plan assets at end of year            $ 3,443       $ 1,862
                                                    =======       =======
Funded status at end of year                        $(6,777)      $(6,965)
Unrecognized net actuarial (gain) loss                 (190)          951
Unrecognized prior service cost                       3,451         3,805
                                                    -------       -------
Net amount recognized at end of year                $(3,516)      $(2,209)
                                                    =======       =======

Amounts recognized in the statement of financial position for the combined plans consist of:

                                               DECEMBER 31,
                                          ---------------------
                                           1999          1998
                                          -------       -------
Accrued benefit cost                      $(5,630)      $(4,315)
Intangible asset                            2,114         2,106
                                          -------       -------
Net amount recognized at end of year      $(3,516)      $(2,209)
                                          =======       =======

Weighted-average assumptions used in accounting for the plans as of fiscal year-end were:

                                                   1999     1998    1997
                                                   -----    -----   -----
Discount rate                                      8.00%    6.75%   7.00%
Expected return on plan assets                     8.00%    8.00%   8.00%
Rates of compensation increase-SERP                3.30%    3.30%   3.30%
Rates of compensation increase all other plans     4.00%    4.00%   4.00%

     On January 1, 1995, the Company established the Stock Investment Plan (the Stock Plan) covering substantially all employees. Under the Stock Plan, eligible employees may make contributions, through payroll deductions, to acquire common stock of the Company. The purchase price of such stock will be equal to 85% of the fair market value on the purchase date with the Company subsidizing the remaining 15% of the cost. The Company is responsible for custodian charges (including brokerage expenses incurred in connection with the purchase of shares) and all costs of maintaining and executing transfers. This plan will continue until 425,528 shares of stock have been purchased by employees. The Company has subsidized approximately $113, $121 and $108 relating to the noncompensatory Stock Plan discount for 1999, 1998 and 1997, respectively. Through December 31, 1999, there were 255,287 shares issued under the Stock Plan.

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

     During 1999 and 1998, the ESOP borrowed $3,000 and $2,000, respectively, from the Company to purchase shares of the Company's common stock and pledged those shares to secure loans outstanding. The principal amount of the 1999 loan is repayable in annual installments of $500 commencing in March 2000. The principal amount of the 1998 loan is repayable in annual installments of $500 commencing in January 1999. In accordance with other loan agreements, the ESOP repaid $1,400 and $1,000 to the Company in 1999 and 1998, respectively. An additional $221 and $108 was paid on these loans in 1999 and 1998, respectively, from the cash dividends paid on the unallocated ESOP shares. For the years ended December 31, 1999, 1998, and 1997 135,355, 94,593 and 99,545 shares, respectively were released. Compensation expense related to the ESOP was $1,244, $1,623 and $1,480 for the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999, the fair market value of the unallocated shares of stock held under the ESOP Plan was $2,434.

Note 15 - Net Income Per Common Share:

     The following is a reconciliation of basic earnings per share to diluted earnings per share as calculated under SFAS No. 128 for the years ended December 31, 1999, 1998 and 1997, respectively:

($ IN THOUSANDS)                                  FOR THE YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------
                                              1999             1998             1997
                                          -----------      -----------      -----------
Net income                                $     5,922      $    48,671      $    21,798
                                          -----------      -----------      -----------
Average common shares outstanding          20,643,166       23,122,835       20,396,428
                                          -----------      -----------      -----------
Earnings per share - basic                $      0.29      $      2.10      $      1.07
                                          -----------      -----------      -----------
Dilutive stock options                        156,336          378,273          404,400
Average common and common equivalent
    shares outstanding                     20,799,502       23,501,108       20,800,828
                                          -----------      -----------      -----------
Earnings per share - diluted              $      0.28      $      2.07      $      1.05
                                          -----------      -----------      -----------

     Options to purchase a total of 1,136,439 shares of common stock at prices ranging from $10.64 to $17.75 per share were outstanding during 1999 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options were still outstanding at December 31, 1999.

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

Note 16 - Financial Instruments and Risk Management:

     The Company is a party to various derivative financial instruments and financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to risks related to fluctuating interest rates. These financial instruments include mortgage purchase commitments, mandatory delivery commitments, put and call option contracts, swaps, futures contracts and interest rate floor contracts. The Company uses these financial instruments exclusively for purposes of managing its resale pricing and interest rate risks.

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

     Periodically, the Company, in addition to mandatory delivery commitments, also buys or sells swaps as part of its hedging activities for rate locked and closed subprime mortgage loans. Generally, swaps positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Swaps also may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. Because the changes in value of swaps contracts and the hedged items can be based on different indices, there is a risk that the changes in value may not correlate. There were no open futures positions as of December 31, 1999 or 1998.

     As discussed in Note 12, the Company typically sells its produced residential mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. These forward sales contracts commit the Company to deliver mortgage servicing rights backed by contractual levels of unpaid principal balances. Outstanding commitments to deliver totaled $5,480,000 and $3,300,000 at December 31, 1999 and 1998, respectively.

     The Company also maintains a portfolio of residential mortgage servicing rights which, though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of such mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in actual and expected mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Additionally, the Company utilizes Callable Pass Through Certificates (CPC) to diversify basis risk and improve hedge efficacy. The Company purchases a long-term call option on a large pool of mortgage backed securities. When the price of the mortgage backed securities rises, the value of the CPC will rise. This hedge offers performance based upon the price and prepayment behavior of mortgage backed securities, instead of either CMT or CMS basis. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract increases while the value of a mortgage servicing right decreases in a declining interest rate environment. As such, interest rate floor contracts can potentially effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment.

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

                                                                     CONTRACT AMOUNT AT DECEMBER 31,
                                                                     -------------------------------
                                                                          1999            1998
                                                                       ----------      ----------
Financial instruments whose contract amounts represent credit risk:
    Mortgage loan purchase commitments                                 $  363,402      $1,089,539
Financial instruments whose contract amounts exceed the amount of credit risk:
    Mandatory delivery commitments (allocated against mortgages
        held-for-sale)                                                    484,752       1,263,861
    Mandatory delivery commitments (allocated against mortgage
        purchase commitments)                                             273,748         402,139
    Purchased option contracts                                            160,000         310,000
    Forward servicing sales contracts                                   5,480,000       3,300,000
    Interest rate floor contracts                                       2,100,000       1,482,000
    Interest rate swaps                                                   125,733          81,147
    Callable pass-through certificates                                    376,100              --

     Mortgage loan purchase commitments expose the Company to credit loss in the event the purchase commitments are funded as mortgage loans and the Company's counterparties default prior to resale. The maximum credit loss to which the Company is exposed is the notional amount of the commitments. However, the Company does not believe the commitments represent a significant exposure to credit loss because the related loans are secured by 1-4 family homes, most loans are insured or guaranteed through private mortgage insurance or government approval programs and subjected to underwriting standards specified by government agencies or private mortgage insurance companies. The estimated credit exposure on financial instruments whose contract amounts exceed the amount of credit risk is the increase in market value of the instrument.

     The Company generally does not charge a premium to its correspondents in connection with issuance of its mortgage purchase commitments nor is a premium charged to the Company in connection with its acquisition of mandatory delivery or forward servicing sales contracts.

     Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $1,803 and $2,823 at December 31, 1999 and 1998, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

     The Company uses CMT floors and CMS floors and Callable Pass-Through Certificates to protect itself against interest and prepayment risk on its available-for-sale portfolio. The Company monitors the changes in the fair value of the CMT and CMS floors and the hedged mortgage servicing rights on an ongoing basis. Premiums paid for interest rate floor contracts are initially deferred and included in other assets in the balance sheet and are amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts as well as changes in the fair value of the contracts are recorded as a reduction or increase of basis in mortgage servicing rights to the extent that such changes generally correlate with changes in fair value of mortgage servicing rights. Included in the mortgage servicing right basis are deferred (losses) gains of $(5,059) and $13,509 and unamortized floor premiums of $6,349 and $9,000 for 1999 and 1998, respectively. Other assets included $11,318 and $6,539 at December 31, 1999 and 1998, respectively, of unamortized premiums. For the years ended December 31, 1999 and 1998, respectively, $3,608 and $1,976 of deferred premiums paid for interest rate floor contracts were amortized to expense.

     The current variable rate index (CMT Treasury rate) was 6.437% and 4.65% at December 31, 1999 and 1998, respectively. Other terms of the CMT interest rate floor contracts outstanding at December 31, 1999, are summarized as follows:

                                                      Notional
        Contract Date          Expiration Date         Amount      Floor Rate
-------------------------------------------------------------------------------

February 13, 1995         February 13, 2000            $20,000       7.067%
February 13, 1995         February 13, 2000             45,000       6.567%
August 20, 1996           August 20, 2001               60,000       5.570%
April 22, 1997            April 22, 2000               125,000       6.750%
April 22, 1997            April 22, 2000               150,000       6.500%
April 22, 1997            April 22, 2000               375,000       6.250%
July 9, 1998              July 9, 2005                  55,000       4.910%
July 9, 1998              July 9, 2001                 125,000       5.160%
September 15, 1998        September 15, 2003            75,000       4.500%
October 13, 1998          October 13, 2003             150,000       4.500%
November 10, 1998         November 10, 2003            120,000       5.410%
January 19, 1999          January 19, 2002             200,000       4.200%
March 15, 1999            March 15, 2002               200,000       4.950%
May 15, 1999              May 15, 2006                 200,000       7.000%
September 1, 1999         September 30, 2006           200,000       7.500%
                                                   ------------
                                                   $ 2,100,000
                                                   ============

     During 1999, the Company purchased four CMT interest-rate floors contracts for $8,388 with contract dates as listed above. The notional amounts of these interest rate floors totaled $800,000. Two interest rate floors with a notional amounts totaling $132,000 and a contract date of September 19, 1994, expired on September 19, 1999.

Note 17 - Segment Income Statement:

     In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" the Company adopted segment reporting in 1998. The following tables present a summary of the revenues and expenses for each of the Company's operating divisions for the years ended December 31, 1999, 1998 and 1997, respectively. Total assets of the operating divisions at December 31, 1999 are also presented. Revenues and expenses for each of the Company's operating divisions for the years ended December 31, 1998 and 1997 have been restated to conform to the 1999 presentation.

     For purposes of segment reporting the Company operates through five operating divisions. The agency-eligible production division purchases and sells agency-eligible residential mortgage loans. The agency-eligible servicing division services agency-eligible residential mortgage loans and also purchases and sells servicing rights associated with these agency eligible loans. Mortgage servicing includes collecting and remitting mortgage loans payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans. The subprime division purchases and sells subprime residential mortgage loans. The commercial mortgage division originates commercial mortgage loans for various insurance companies and other investors. Commercial mortgage loans are generally originated in the name of the investor and, in most instances, the rights to service the loans under a servicing agreement are retained by the Company. The leasing division originates and services small-ticket commercial equipment leases. Substantially all of the leasing division's receivables are acquired from independent brokers who operate throughout the continental United States. The agency-eligible reinsurance division operates as a licensed, property and casualty monoline captive insurance company assuming reinsurance for PMI policies on agency-eligible mortgage loans initially purchased or produced by the Company.

     Of the total 1999 agency-eligible production and agency-eligible servicing revenues, $1.0 million and $0.2 million, respectively, are intercompany revenues. The remaining revenues for the agency-eligible production and agency-eligible servicing divisions and for all other operating divisions on the 1999 Segmented Income Statement are from external sources.

                                              Agency-Eligible
                               -------------------------------------------
For the year ended                                                                        Commercial                    Total
December 31, 1999 (1)          Production      Servicing       Reinsurance  Subprime       Mortgage     Leasing       Segments
----------------------------------------------------------------------------------------------------------------------------------
          (UNAUDITED)
Net interest income            $   8,240       $  (4,555)      $    (12)   $  15,366       $    323    $   7,270    $    26,632
Net gain on sale of mortgage
  loans                           64,033              --             --       20,357          9,170           --         93,560
Gain on sale of mortgage
  servicing rights                    --           7,262             --           --             --           --          7,262
Servicing fees                        --          41,791             --           --          4,735          620         47,146
Other income                         340             582          1,661       (4,372)            69        1,395           (325)
                               ---------------------------------------------------------------------------------------------------
   Total revenues                 72,613          45,080          1,649       31,351         14,297        9,285        174,275
                               ---------------------------------------------------------------------------------------------------
Salary and employee benefits      38,751(2)        3,399(3)          --       15,840(4)       8,321        2,654         68,965
Occupancy expense                 10,079(2)          419             --        2,567(4)       1,123          453         14,641
Amortization and provision
  for impairment of
  mortgage servicing rights           --          29,580             --           --          2,210           --         31,790
General and administrative
  expenses                        22,970(2)        5,984            221       10,353(4)       1,820        3,168         44,516
                               ---------------------------------------------------------------------------------------------------
   Total expenses                 71,800(2)       39,382(3)         221       28,760(4)      13,474        6,275        159,912
                               ---------------------------------------------------------------------------------------------------
Income before income taxes           813(2)        5,698(3)       1,428        2,591(4)         823        3,010         14,363
Income tax expense                  (207)(2)      (1,448)(3)       (356)      (1,237)(4)       (405)      (1,196)        (4,849)
                               ---------------------------------------------------------------------------------------------------
Net income                     $     606(2)    $   4,250(3)    $  1,072    $   1,354(4)    $    418    $   1,814    $     9,514
                               ===================================================================================================

Total Assets                   $ 446,216       $ 168,320       $  5,153    $ 213,573       $ 26,533    $ 167,088    $ 1,026,883
                               =========       =========       ========    =========       ========    =========    ===========

For the year ended                Other/
December 31, 1999 (1)          Eliminations                  Consolidated
-------------------------------------------------------------------------
          (UNAUDITED)
Net interest income             $    (470)                   $    26,162
Net gain on sale of mortgage
  loans                                --                         93,560
Gain on sale of mortgage
  servicing rights                     --                          7,262
Servicing fees                       (188)                        46,958
Other income                          175                           (150)
                               -----------------------------------------
   Total revenues                    (483)                       173,792
                               -----------------------------------------
Salary and employee benefits        3,903(5)                      72,868(6)
Occupancy expense                     214(5)                      14,855(6)
Amortization and provision
  for impairment of
  mortgage servicing rights            --                         31,790
General and administrative
  expenses                          1,129(5)                      45,645(6)
                               -----------------------------------------
   Total expenses                   5,246(5)                     165,158(6)
                               -----------------------------------------
Income before income taxes         (5,729)(5)                      8,634(6)
Income tax expense                  2,137(5)                      (2,712)(6)
                               -----------------------------------------
Net income                      $  (3,592)(5)                $     5,922(6)
                               =========================================

Total Assets                    $     299                    $ 1,027,182
                                =========                    ===========

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes work force reduction charge totaling $3,048 pre-tax or $1,912 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $37,931, $8,299, $22,522, $68,752, $3,861, $1,343 and $2,518 respectively.

(3) Includes work force reduction charge totaling $31 pre-tax or $19 after-tax. Exclusive thereof, salary and employee benefits, total expenses, net income before income taxes, income tax expense and net income would have been $3,368, $39,351, $5,729, $1,460 and $4,269 respectively.

(4) Includes work force reduction charge totaling $516 pre-tax or $324 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $15,674, $2,381, $10,189, $28,244, $3,107, $1,429 and $1,678 respectively.

(5) Includes work force reduction charge totaling $194 pre-tax or $122 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $3,901, $24, $1,127, $5,052, $(5,535), $(2,065) and $(3,470) respectively.

(6) Includes work force reduction charge totaling $3,789 pre-tax or $2,377 after-tax. Exclusive thereof, salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense and net income would have been $71,849, $12,699, $45,031, $161,369, $12,423, $4,124 and $8,299 respectively.

                                              Agency-Eligible
                               -------------------------------------------
For the year ended                                                                        Commercial                    Total
December 31, 1998 (1)          Production      Servicing       Reinsurance  Subprime       Mortgage     Leasing       Segments
----------------------------------------------------------------------------------------------------------------------------------
          (UNAUDITED)
Net interest income            $   7,422       $      --       $     --    $   9,565       $    536    $   4,637    $    22,160
Net gain on sale of
  mortgage loans                 134,472              --             --       27,980          9,011           --        171,463
Gain on sale of mortgage
  servicing rights                    --           1,753             --           --             --           --          1,753
Servicing fees                        --          37,856             --           --          3,777        1,014         42,647
Other income                       1,756(2)          455          1,189          732             11          753          4,896
                               ---------------------------------------------------------------------------------------------------
   Total revenues                143,650(2)       40,064          1,189       38,277         13,335        6,404        242,919
                               ---------------------------------------------------------------------------------------------------
Salary and employee benefits      53,158           3,449             --       13,485          7,322        2,347         79,761
Occupancy expense                  7,005             443             --        1,921            840          376         10,585
Amortization and provision
  for impairment of                   --              --
  mortgage servicing rights           --          27,897             --           --          1,335           --         29,232
General and administrative
  expenses                        28,046           6,446            196        4,490          1,734        2,584         43,496
                               ---------------------------------------------------------------------------------------------------
   Total expenses                 88,209          38,235            196       19,896         11,231        5,307        163,074
                               ---------------------------------------------------------------------------------------------------
Income before income taxes        55,441(2)        1,829            993       18,381          2,104        1,097         79,845
Income tax expense               (20,059)(2)        (662)          (351)      (6,656)          (952)        (435)       (29,115)
                               ---------------------------------------------------------------------------------------------------
Net income                     $  35,382(2)    $   1,167       $    642    $  11,725       $  1,152    $     662    $    50,730
                               ===================================================================================================

For the year ended                Other/
December 31, 1998 (1)          Eliminations                  Consolidated
-------------------------------------------------------------------------
          (UNAUDITED)
Net interest income             $    (382)                   $    21,778
Net gain on sale of
  mortgage loans                                                 171,463
Gain on sale of mortgage
  servicing rights                     --                          1,753
Servicing fees                        509                         43,156
Other income                          680                          5,576(2)
                               -----------------------------------------
   Total revenues                     807                        243,726(2)
                               -----------------------------------------
Salary and employee benefits        2,645                         82,406
Occupancy expense                     634                         11,219
Amortization and provision
  for impairment of
  mortgage servicing rights            --                         29,232
General and administrative
  expenses                            770                         44,266
                               -----------------------------------------
   Total expenses                   4,049                        167,123
                               -----------------------------------------
Income before income taxes         (3,242)                        76,603(2)
Income tax expense                  1,183                        (27,932)(2)
                               -----------------------------------------
Net income                      $  (2,059)                   $    48,671(2)
                               =========================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes a non-recurring gain related to sale of retail operation totaling $1,490 pre-tax, or $917 after-tax. Exclusive thereof, the year ended December 31, 1998 residential mortgage agency-eligible other income, total revenues, income before taxes, income tax expense and net income and consolidated other income, total revenues, income before taxes, income tax expense and net income would have been $266, $142,160, $53,951, $19,486 and, $34,465; and $4,086,
$242,236, $75,113, $27,359 and, $47,754, respectively.

                                              Agency-Eligible
                               -------------------------------------------
For the year ended                                                                        Commercial                    Total
December 31, 1997 (1)          Production      Servicing       Reinsurance  Subprime       Mortgage     Leasing       Segments
---------------------------------------------------------------------------------------------------------------------------------
          (UNAUDITED)
Net interest income            $  16,764       $      --       $     --    $   1,268       $     --    $      --    $    18,032
Net gain on sale of
  mortgage loans                  89,358              --                      14,012             --           --        103,370
Gain on sale of mortgage
  servicing rights                    --           7,955             --           --             --           --          7,955
Servicing fees                        --          30,869             --           --             --           --         30,869
Other income                       1,180              --             --           --             --           --          1,180
                               --------------------------------------------------------------------------------------------------
   Total revenues                107,302          38,824             --       15,280             --           --        161,406
                               --------------------------------------------------------------------------------------------------
Salary and employee benefits      50,005           3,025             --        7,754             --           --         60,784
Occupancy expense                  6,052             318             --          711             --           --          7,081
Amortization and provision
  for impairment of                   --              --
  mortgage servicing rights           --          18,315             --           --             --           --         18,315
General and administrative
  expenses                        17,799           7,856             --        2,021             --           --         27,676
                               --------------------------------------------------------------------------------------------------
   Total expenses                 73,856          29,514             --       10,486             --           --        113,856
                               --------------------------------------------------------------------------------------------------
Income before income taxes        33,446           9,310             --        4,794             --           --         47,550
Income tax expense               (12,678)         (3,537)            --       (1,825)            --           --        (18,040)
                               --------------------------------------------------------------------------------------------------
Net income                     $  20,768       $   5,773       $     --    $   2,969       $     --    $      --    $    29,510
                               ==================================================================================================

                                            Non-Recurring
                                                 and
For the year ended               Other/        Special
December 31, 1997 (1)          Eliminations    Charges      Consolidated
------------------------------------------------------------------------
          (UNAUDITED)
Net interest income            $    (388)                   $    17,644
Net gain on sale of
  mortgage loans                                                103,370
Gain on sale of mortgage
  servicing rights                    --                          7,955
Servicing fees                        --                         30,869
Other income                          --                          1,180
                               ----------------------------------------
   Total revenues                   (388)                       161,018
                               ----------------------------------------
Salary and employee benefits       1,451                         62,235
Occupancy expense                    377                          7,458
Amortization and provision
  for impairment of
  mortgage servicing rights           --                         18,315
General and administrative
  expenses                           100         10,147          37,923(2)
                               ----------------------------------------
   Total expenses                  1,928         10,147         125,931(2)
                               ----------------------------------------
Income before income taxes        (2,316)       (10,147)         35,087(2)
Income tax expense                   845          3,906         (13,289)(2)
                               ----------------------------------------
Net income                     $  (1,471)      $ (6,241)    $    21,798(2)
                               ========================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible.

(2) Includes non-recurring and special charges related to a merger agreement that was terminated and certain nonrecoverable operating receivables totaling $10,147 pretax, or $6,241 after tax. Exclusive thereof, the December 31, 1997 consolidated general and administrative expenses, total expenses, income before income taxes, income tax expense and net income would have been $27,776, $115,784, $45,235, $17,195 and $28,039, respectively.

Note 18 - Quarterly Financial Data (Unaudited):

                                         First        Second       Third         Fourth
1999                                    Quarter       Quarter     Quarter        Quarter        Year
-------------------------------------------------------------------------------------------------------
Net interest income                     $ 7,474       $ 7,423     $ 6,461        $ 4,804      $ 26,162
Net gain on sale of mortgage loans       37,289        26,188      16,823         13,260        93,560
Gain on sale of mortgage
  servicing rights                        2,998         1,825       1,494            945         7,262
Servicing fees                           12,998        11,997      10,898         11,065        46,958
Other income                                129          (312)        488           (455)         (150)
-------------------------------------------------------------------------------------------------------
      Total revenues                     60,888        47,121      36,164         29,619       173,792
-------------------------------------------------------------------------------------------------------
Salary and employee benefits             20,497        16,714      19,511         16,146 (2)    72,868 (2)
Occupancy expense                         3,173         3,465       4,062          4,155 (2)    14,855 (2)
Amortization and provision for impairment
     of mortgage servicing rights         8,897         9,405       6,280          7,208        31,790
Provision for foreclosure losses and
     repurchased loans                    3,055         2,341       2,535          2,677        10,608
General and administrative expenses       7,908         9,879       6,935         10,315 (2)    35,037 (2)
-------------------------------------------------------------------------------------------------------
      Total expenses                     43,530        41,804      39,323         40,501 (2)   165,158 (2)
-------------------------------------------------------------------------------------------------------
Income before income taxes               17,358         5,317      (3,159)       (10,882)(2)     8,634 (2)
Income tax expense                       (6,197)       (1,981)      1,484          3,982 (2)    (2,712)(2)
-------------------------------------------------------------------------------------------------------
Net income                               11,161         3,336      (1,675)        (6,900)(2)     5,922 (2)
-------------------------------------------------------------------------------------------------------
Net income per common share-basic        $ 0.50        $ 0.16     $ (0.08)       $ (0.36)(2)    $ 0.29 (2)
Net income per common share-diluted      $ 0.50        $ 0.16     $ (0.08)       $ (0.36)(2)    $ 0.28 (2)


                                         First        Second       Third         Fourth
1998                                    Quarter       Quarter     Quarter        Quarter         Year
-------------------------------------------------------------------------------------------------------
Net interest income                     $ 4,292       $ 5,459     $ 4,601        $ 7,426      $ 21,778
Net gain on sale of mortgage loans       39,174        44,455      45,597         42,237       171,463
Gain on sale of mortgage
  servicing rights                          628           452         533            140         1,753
Servicing fees                            9,303        10,412      11,419         12,022        43,156
Other income                                974         1,923 (1)     487          2,192         5,576 (1)
-------------------------------------------------------------------------------------------------------
      Total revenues                     54,371        62,701 (1)  62,637         64,017       243,726 (1)
-------------------------------------------------------------------------------------------------------
Salary and employee benefits             20,714        20,848      20,479         20,365        82,406
Occupancy expense                         2,780         2,651       2,627          3,161        11,219
Amortization and provision for impairment
     of mortgage servicing rights         5,629         6,674       7,750          9,179        29,232
Provision for foreclosure losses and
     repurchased loans                    1,962         2,054       2,436          4,571        11,023
General and administrative expenses       7,830         8,814       7,959          8,640        33,243
-------------------------------------------------------------------------------------------------------
      Total expenses                     38,915        41,041      41,251         45,916       167,123
-------------------------------------------------------------------------------------------------------
Income before income taxes               15,456        21,660 (1)  21,386         18,101        76,603 (1)
Income tax expense                       (5,875)       (8,548)(1)  (8,134)        (5,375)      (27,932)(1)
-------------------------------------------------------------------------------------------------------
Net income                                9,581        13,112 (1)  13,252         12,726        48,671 (1)
-------------------------------------------------------------------------------------------------------
Net income per common share-basic        $ 0.42        $ 0.57 (1)  $ 0.57         $ 0.56        $ 2.10 (1)
Net income per common share-diluted      $ 0.41        $ 0.56 (1)  $ 0.56         $ 0.55        $ 2.07 (1)

(1) Includes a non-recurring gain relating to sale of retail operation totaling $1,490 pre-tax, or $917 after-tax. Exclusive thereof, second quarter 1998 and full year 1998 other income, total revenue, income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted would have been $433, $61,211, $20,170, $7,975, $12,195,
$0.56 and $0.52; and $4,086, $242,236, $75,113, $27,359, $47,754, $2.07 and
$2.03, respectively.

(2) Includes work force reduction charge totaling $3,789 pre-tax or $2,377 after-tax. Exclusive thereof, fourth quarter 1999 and full year 1999 salary and employee benefits, occupancy expense, general and administrative expenses, total expenses, net income before income taxes, income tax expense, net income, net income per common share - basic and net income per common share - diluted would have been $15,127, $1,999, $9,701, $36,712, ($7,093), ($2,570), $(4,523),
($0.24) and ($0.24) ; and $71,849, $12,699, $34,432, $161,369, $12,423, $4,124,
$8,299 and ($0.40) and ($0.40), respectively.

Note 19 - Fair Value of Financial Instruments:

     The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998.

                                                   1999                            1998
                                        --------------------------      --------------------------
                                          Carrying       Estimated       Carrying       Estimated
                                           Amount       Fair Value        Amount        Fair Value
                                        ----------      ----------      ----------      ----------
Assets
  Cash                                  $   30,478      $   30,478      $   18,124      $   18,124
  Receivables                               40,219          40,219          80,248          80,248
  Lease receivables                        155,559         161,483         102,029         107,290
  Residual interests in subprime
     securitizations                        54,382          54,382          45,782          45,782
  Mortgage loans held-for-sale and
     mortgage-backed securities            480,504         481,894       1,441,458       1,442,532
Liabilities
  Short-term borrowings                    699,803         699,803       1,566,287       1,566,287
  Long-term borrowings                       6,259           6,190           6,364           6,371

                                                          1999                                      1998
                                        --------------------------------------     --------------------------------------
                                         Notional      Carrying     Estimated       Notional     Carrying      Estimated
                                          Amount        Value       Fair Value       Amount        Value       Fair Value
                                        ----------    ----------    ----------     ----------    ----------    ----------
Off-balance sheet instruments
  Mortgage purchase commitments         $  363,402            --    $     (840)    $1,089,539            --    $    2,600
  Mandatory delivery commitments
     (allocated to mortgage purchase
     commitments)                          273,748            --         2,209        402,139            --          (451)
Purchased option contracts                 160,000    $    1,803           343        310,000    $    2,823         1,183
Interest rate floor contracts            2,100,000         6,269         6,269      1,482,000        20,048        20,048
Interest rate swaps                        125,733            --         1,358         81,147            --          (759)
Callable pass-through certificates         376,100         4,621         4,621             --            --            --

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

     Long-term borrowings are at a fixed rate of 8.07% and were valued based upon the net present value of the borrowings using an estimated current rate of 8.50% and a rate of 7.375% for the prior year.

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

     Interest rate swaps are valued based upon the present value of future cash flows based on the interest rate spread between the fixed rate and floating rate.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of Resource Bancshares
Mortgage Group, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Resource Bancshares Mortgage Group, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Columbia, South Carolina
February 7, 2000

STOCK DATA

     Information pertaining to high and low stock prices for each quarter during 1999 and 1998 is given in the following chart.

                             1999                     1998
                    ------------------------------------------------
QUARTER              HIGH            LOW       HIGH            LOW
--------------------------------------------------------------------
First               $17.00         $11.81    $18.00          $13.50
Second               13.63           9.00     19.63           15.06
Third                11.00           4.50     23.25           15.06
Fourth                6.50           4.44     17.13            9.50

Source:  Nasdaq

     The Company began paying cash dividends in 1996. The following chart summarizes cash dividends declared and paid during 1998 and 1999. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for restrictions on the Company's ability to pay cash dividends.)

       RECORD DATE                  PAYMENT DATE                CASH DIVIDEND
-----------------------------------------------------------------------------
February 16, 1998              March 18, 1998                        0.05
June 1, 1998                   June 30, 1998                         0.07
July 31, 1998                  August 31, 1998                       0.07
November 6, 1998               December 4, 1998                      0.10
February 10, 1999              March 10, 1999                        0.10
May 20, 1999                   June 21, 1999                         0.11
August 17, 1999                September 17, 1999                    0.11
November 16, 1999              December 14, 1999                     0.11

         As of March 6, 2000, there were approximately 630 record holders of the Company's common stock.

DIRECTORS
---------

Boyd M. Guttery *
Chairman of the Board
Resource Bancshares Mortgage Group, Inc.
Atlanta, Georgia

Stuart M. Cable
Attorney
Goodwin, Proctor, & Hoar LLP
law firm
Boston, Massachusetts

Douglas K. Freeman
Chief Executive Officer
Resource Bancshares Mortgage Group, Inc.
Columbia, South Carolina

David W. Johnson, Jr.
President
Resource Bancshares Mortgage Group, Inc.
Columbia, South Carolina

Robin C. Kelton
Chairman
Kelton International Ltd.
investment bank
London, England

John O. Wolcott *
Executive Vice President
Olayan America Corporation
investment company
New York, New York


EXECUTIVE OFFICERS
------------------

Douglas K. Freeman
Chief Executive Officer

David W. Johnson, Jr.
President

Steven F. Herbert
Corporate Senior Executive Vice President
 And Corporate Chief Financial Officer

Richard M. Duncan
President of  RBMG, Inc.

Larry W. Reed
President and Chief Executive Officer
Meritage Mortgage Corporation


* Audit Committee

CORPORATE INFORMATION

Exchange:     NASDAQ
Symbol:       RBMG
Internet Address:   http://www.rbmg.com/

Investor Relations Contact

Steven F. Herbert
Corporate Senior Executive Vice President
and Corporate Chief Financial Officer
7909 Parklane Road
Columbia, South Carolina  29223
Tel:  (803) 741-3539
Fax:  (803) 741-3586
E-mail :  investors@rbmg.com
1-800-933-2890

Dividend Reinvestment Plan

Resource Bancshares Mortgage Group, Inc. has an optional dividend reinvestment plan. Shareholders interested in participating should contact Steven F. Herbert at the address set forth above.

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

General Correspondence

EquiServe
P.O. Box 2500
Jersey City, NJ  07303-2500
For questions regarding stock transfers, change of address or lost certificates.

Certificate Transfers by Mail

EquiServe
P.O. Box 2506
Jersey City, NJ  07303-2506

Dividend Reinvestment Plan

EquiServe
Dividend Reinvestment Service
P.O. Box 2598
Jersey City, NJ 07303-2598
Attn: Resource Bancshares Mortgage Group, Inc. DRP

Access Account Information Via Internet

http://gateway.equiserve.com
Internet Helpline: 1-877-843-9327
Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time.

        RETURN ON ASSETS / RETURN ON EQUITY*
                    ROA -             ROE -
                 (RETURN ON        (RETURN ON
     YEAR          ASSETS)           EQUITY)
--------------------------------------------------
     1993           4.81%             38.5%
     1994           5.25%            25.98%
     1995           1.95%            17.00%
     1996           2.22%            16.78%
     1997           2.29%            16.34%
     1998           2.68%            20.61%
     1999           0.67%             3.53%

NET OPERATING INCOME*





Year          CONSOLIDATED
------------- --------------------------
    1993                       $ 17,580
    1994                         18,043
    1995                         14,219
    1996                         22,815
    1997                         28,039
    1998                         47,754
    1999                          8,299


DILUTED OPERATING EARNINGS PER SHARE *





Year           CONSOLIDATED
-------------- ------------------
    1993                  $ 0.76
    1994                    1.10
    1995                    0.86
    1996                    1.17
    1997                    1.35
    1998                    2.03
    1999                    0.39


* Amounts reflect operating amounts only. Excluded are the impact of nonrecurring charges reported in 1996 and 1997 and non-recurring income reported in 1998, and workforce reduction charges reported in 1999.