Form 10-K, Exhibit 13
period 2000-12-31
RESOURCE BANCSHARES MORTGAGE GROUP INC
filed 2001-04-02
CIK 893817

2000 ANNUAL REPORT



                                     [PHOTO]



                                            NAVIGATING THE COURSE FOR THE FUTURE



[RESOURCE BANCSHARES MORTGAGE GROUP, INC. LOGO]

CORPORATE INFORMATION            [RESOURCE BANCSHARES MORTGAGE GROUP, INC. LOGO]


DIRECTORS

BOYD M. GUTTERY*
    Business Consultant
    Atlanta, Georgia

STUART M. CABLE
    Attorney
    Goodwin, Proctor, & Hoar LLP
    law firm
    Boston, Massachusetts

DOUGLAS K. FREEMAN
    Chairman and Chief Executive Officer
    Resource Bancshares Mortgage
      Group, Inc.
    Columbia, South Carolina

DAVID W. JOHNSON, JR.
    President (Retired)
    Resource Bancshares Mortgage
      Group, Inc.
    Columbia, South Carolina

ROBIN C. KELTON
    Chairman
    Kelton International Ltd.
    investment bank
    London, England

JOEL A. SMITH, III*
    Dean
    Darla Moore School of Business
    University of South Carolina
    Columbia, South Carolina

ROGER O. GOLDMAN*
    President
    Ignite, Inc.
    management consulting firm
    New York, New York

*Audit Committee

KEY OFFICERS

DOUGLAS K. FREEMAN
    Chairman and Chief Executive Officer

STEVEN F. HERBERT
    Chief Financial Executive

HAROLD LEWIS, JR.
    Chief Portfolio Management Executive

WILLIAM M. ROSS
    Chief Sales and Fulfillment Executive

THOMAS J. LITTLE, JR.
    Chief Human Resources Executive

CORPORATE INFORMATION

Exchange: Nasdaq
Symbol: RBMG
Internet Address:
  http://www.rbmg.com

Investor Relations Contact

Steven F. Herbert
Chief Financial Executive
7909 Parklane Road
Columbia, South Carolina 29223
Tel: (803)741-3539
Fax: (803)741-3903
E-mail: investors@rbmg.com
1-800-933-2890

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

Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock everyday.

INTERNET

Internet: http://www.equiserve.com

GENERAL CORRESPONDENCE

EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
For questions regarding stock transfers, change of address or lost certificates.

CERTIFICATE TRANSFERS BY MAIL

EquiServe
P.O. Box 2589
Jersey City, NJ 07303-2589

ACCESS ACCOUNT INFORMATION VIA INTERNET

http://gateway.EquiServe.com
Internet Helpline: 1-877-843-9327
Operators are available Monday-Friday
8:30 a.m. to 7:00 p.m. Eastern time.

                                RETURN ON ASSETS*
                                 (consolidated)

                                     [GRAPH]


                               RETURN ON EQUITY*

                                 (consolidated)

                                     [GRAPH]


                             NET OPERATING INCOME*
                                ($ in millions)

                                    [GRAPH]


                               DILUTED OPERATING
                              EARNINGS PER SHARE*

                                    [GRAPH]


* Amounts reflect operating amounts only. Excluded are the impact of non-recurring charges reported in 1996 and 1997 and non-recurring income reported in 1998, and workforce reduction charges reported in 1999.

    Also, excluded in 2000 are all unusual items as reported in the Annual
    Report.

TO OUR STOCKHOLDERS, CUSTOMERS AND COLLEAGUES:

                                    [PHOTO]


         It has been a little more than a year since I assumed responsibility as Chief Executive Officer. Throughout the first quarter of 2000, the Board, management and I met extensively to review your Company's position in the eyes of its customers, colleagues and investors and to reconsider our chosen markets, mission, goals, business principles, and core values. I articulated the results of that study and the resulting course that we charted for your Company in last year's annual report. When we charted our course a year ago, we decided to focus on becoming a customer centric financial intermediary that delivers value to its customers by combining the best of product depth, relationship management and service quality. We are now almost a full year into implementation of that business plan and have made significant progress in navigating the course back to profitability.

         The mortgage banking industry is highly cyclical. When interest rates are low, production volumes grow and profit margins widen. Throughout this past year, we operated in a high interest rate environment in which available volumes were lower than in the prior two years and competition for the "decreasing pie" drove margins in the agency-eligible side of our business down. I am happy to report that, as a result of recent reductions in interest rates by the Federal Reserve Board, the wind is once again at our backs. Our agency-eligible locked pipeline has grown to $1.2 billion at February 28, 2001 (145% greater than a year ago), and agency-eligible closing volumes for the month of February were $816.5 million (150% greater than February 2000 volumes). Likewise, margins have improved on the agency-eligible side of our business from 53 basis points average for 2000 to 61 basis points average for the fourth quarter of 2000.

         The year 2000 was a watershed year during which we focused our efforts on creating the infrastructure to enable your Company to operate profitably in favorable as well as unfavorable economic environments. In other words, though we can't control the speed and direction of the wind, we can adjust our sails and our tack to take advantage of the wind that is available. Accordingly, our focus in 2000 was to reduce the level of fixed costs in our loan production operation; to put in place the infrastructure to process loans better, cheaper and faster; to expand our product offerings focusing especially on higher margin, non-traditional products; and to put in place world class sales and portfolio management tools.


                     "I am happy to report that...the wind
                          is once again at our backs."


                                     Resource Bancshares Mortgage Group, Inc.  1

                                    [PHOTO]


         During the last half of the year we completed a company-wide reorganization designed around business processes rather than traditional product groupings to help us become customer centric. The resulting business units are: sales, customer fulfillment, servicing, and portfolio management. During the year, we deployed new internal reporting models to measure "net value added" across products, customers, salespeople, and the newly defined business units. That system is now a cornerstone of our management information and accountability system. We have implemented a "balanced score card" management accountability and compensation system that encompasses financial performance, operational performance, customer satisfaction, employee satisfaction and development measurements. We also have developed a series of "dashboard" reports that track various sales, risk and financial measures, by customer.

         During the year we also provided training to our salespeople on various aspects of customer relationship management including consultative selling techniques. We put into their hands world class technology including:

         SALESFORCE.COM, a leading edge, web-based sales force automation tool that gives our salespeople access to our databases to know the status of each customer's pipeline of loans.

         MAPP, a database that allows each salesperson to identify market area potential for purposes of targeting new customers or increasing the "wallet share" of existing customers.

         RAP, a relationship action plan tool that provides discipline in managing customer relationships.

         These tools help our salespeople to be more efficient and effective. Coupled with careful pruning of lower volume producers, these tools have enabled our loans closed-per-agency-wholesale-salesperson to increase from $1.94 million in July 2000 to $5.41 million in January 2001.

                             PRODUCTION BY CHANNEL
                                ($ in millions)
                             -  Subprime
                             -  Wholesale
                             -  Correspondent

                                    [GRAPH]

              "...we have developed and are now selling the entire
                value chain of our mortgage banking competencies
               to our partners including sub-servicing, portfolio
                 management and customer fulfillment services."

                                    [PHOTO]

                             "e-RBMG is...the first
                                of many stepping
                              stones allowing RBMG
                             to ultimately process
                              loans in a virtual,
                              paperless process."

         We view our brokers and correspondents as more than customers. We view them as partners in a venture to bring mortgage financing to the public. Our success depends on our helping these partners to succeed in a fiercely competitive environment. Accordingly, as part of offering world class products and services, we have developed and are now selling the entire value chain of our mortgage banking competencies to our partners including sub-servicing, portfolio management and customer fulfillment services. These services are being offered under the brand name "Resource Mortgage Solutions."

         In our customer fulfillment unit we have completed the centralization of the loan processing operations from 34 separate subprime and agency-eligible branches into 7 regional operating centers. This is enabling us to build to a "critical mass" of volume in the remaining centers where we have significant quantity and quality of experience and effective management leadership. Working with outside consultants we re-engineered work processes to enable those regional customer fulfillment centers to serve our customers better, cheaper and faster. We believe that the consolidation of regional offices and re-engineering of work processes have enabled us to cut $4.0 million out of annual expense from our customer fulfillment processes.

         We re-engineered our centralized post-closing operation in Columbia, SC over a two-year period of time, resulting in an increase in monthly-units-processed-per-loan-operations-personnel from 40 units in the spring of 1998 to 70 units in December 2000.

         Paperwork is the Achilles heel of the mortgage banking industry. Our first step in proactively managing mortgage paperwork is e-RBMG. Launched early in 2000, this sophisticated on-line tool dramatically improves the efficiency and effectiveness of our interactions with customers. This web site allows RBMG's correspondent lenders and brokers to upload and key files, register and lock a loan, submit a loan to Fannie Mae Desktop Underwriting, print out a fax cover sheet with a bar code

                                    [GRAPH]

                                    [GRAPH]

                                    [GRAPH]


                                     Resource Bancshares Mortgage Group, Inc.  3

                                    [PHOTO]

to be faxed and routed electronically, submit an electronic file to one of RBMG's Regional Operations Centers for validation, and request closing funds on-line. During 2000, we trained 2,575 people (representing 950 of our correspondents and brokers) and closed $801 million of loans that had been processed on e-RBMG. During the fourth quarter alone, we closed $388 million of loans through e-RBMG. e-RBMG is the cornerstone of our future customer fulfillment strategy and the first of many stepping stones allowing RBMG to ultimately process loans in a virtual, paperless process. Much of our effort and resources in 2001 and 2002 will be in furtherance of these endeavors.

         During the year Mickey Ross joined our team as Chief Sales and Fulfillment Executive. Mickey was previously President of Home Equity Sale, a division of the Consumer Finance Group of Bank of America, responsible for NationsCredit, EquiCredit, telephone and correspondent lending sales efforts. Mickey's vast experience has enabled us to jump start many of the initiatives we have undertaken to become a customer centric organization.

                             "Competitive advantage
                            in portfolio management
                               comes from having
                               better information
                              than our competitors
                              and exploiting that
                             information to squeeze
                             out incremental profit
                               through risk-based
                                pricing and best
                              execution modeling."

         On the portfolio side, we focused during the year on two key initiatives: shedding non-core assets from our balance sheet; and putting in place the technology and people to provide RBMG with world class portfolio management information.

         During the year we completed the sale of substantially all of the assets of Laureate Capital Corp. and the sale of all our residual interests in subprime securitizations, and we engaged a consultant to assist us in evaluating strategic alternatives for our leasing business. The sale of our residual interests was part of our overall strategy to deliver our subprime loan production into the cash markets. This transaction took a major source of volatility out of our earnings stream while providing liquidity to facilitate execution of our long-term strategic vision and to support continuation of our stock repurchase program.

         The mortgage market has become extremely sophisticated and competitive in recent years. As a result, competitive advantage in portfolio management comes from having better information than our competitors and exploiting that information to squeeze out incremental profit through risk-based pricing and best execution modeling. During 2000, we recruited Harold Lewis as Chief Portfolio Management Executive. Prior to joining RBMG, Harold served as President of Home Equity Services and NationsCredit Consumer Corporation. Harold brings to our team extensive consumer credit and portfolio management experience. Harold has assembled a team of colleagues with expertise in prime and subprime secondary marketing, servicing asset management, risk management and quantitative analysis. During the year we put in place best execution models for agency-eligible and subprime products and have made significant progress in implementing switch-in-front and risk-based pricing technologies. Likewise, we have implemented new pipeline and servicing asset management software that is state of the art. We now have one of the top portfolio management teams in the mortgage banking industry.

         From a strategy standpoint we continue to sell into the cash markets the vast majority of the loans and servicing that we produce. However, we will continue to own a sufficient quantity of servicing to enable us to maintain a quality, state of the art servicing factory. In order to do this, we will retain a small portion of the servicing that we generate and offer competitively priced sub-servicing to our correspondents and others as part of our total product offerings to customers.

                                    [PHOTO]

         RBMG is uniquely qualified as a sub-servicer. RBMG is not a mega-servicer intent on "owning" the underlying mortgage customer in order to cross-sell additional products. We are, therefore, uniquely able to offer our customers the opportunity to place their servicing with us, thereby gaining cost savings, while retaining ownership of their customer.

         During 2000, RBMG developed the ability to "private label" sub-service in the name of the owner of the servicing. Resource Servicing Advantage has the ability to carry out collections and customer service processes as specified by the owner of the servicing. Further, as a result of its strategy to sell on a quarterly basis much of the servicing it produces, RBMG is efficient at servicing transfers and effective in dealing with dramatic changes in the number of loans serviced. In spite of the effect of loan transfers and in the absence of the "critical mass" typical of the servicing industry, RBMG serviced in excess of 1,000 loans per-full-time-equivalent-employee throughout 2000.

         Our servicing factory continues to maintain high standards of performance. RBMG consistently maintains Tier 1 rankings from Freddie Mac for both Investor Reporting and Default Reporting. Our delinquencies, including loans in bankruptcy or foreclosure, have consistently remained below 3% during 2000, and averaged 2.5% for the year. This compares favorably with the performance of our peers.

        "RBMG is...uniquely able to offer our customers the opportunity to place their servicing with us, thereby gaining cost savings, while retaining ownership of their customer."

                                    [GRAPH]


                                     Resource Bancshares Mortgage Group, Inc.  5

                                    [PHOTO]

FROM LEFT TO RIGHT STANDING
WILLIAM M. ROSS        Chief Sales and Fulfillment Executive
HAROLD LEWIS, JR.      Chief Portfolio Management Executive
STEVEN F. HERBERT      Chief Financial Executive
THOMAS J. LITTLE, JR.  Chief Human Resources Executive

SITTING
DOUGLAS K. FREEMAN     Chairman and Chief Executive Officer

         In a nutshell, our performance for the year 2000 was all about execution of our plan and navigating the new course that we charted for the Company a year ago. That course required charges associated with shedding non-core assets from our balance sheet and restructuring charges associated with re-engineering work processes, organizational changes and consolidation of regional operating centers. What has emerged from all of this hard work is a Company with an improved and more liquid balance sheet, that is customer-centric and that competes on the basis of value added.

         I mentioned at the start of this letter that the interest rate environment has improved in recent months so that the wind is once again at our backs. What's different this time is that RBMG is entering the favorable end of the interest rate cycle with reduced fixed costs, better automation, streamlined work processes, better management information, stronger portfolio skills and tools, and an improved and more liquid balance sheet. I look forward as you do to a more prosperous 2001.

         I would be remiss if I did not thank the people who have worked so hard to navigate the new course that we charted a year ago. First and foremost, I want to thank my colleagues at RBMG for all of the hard work during 2000 in executing our business strategy. I am proud of your commitment to changing how our Company operates. You have embraced our new corporate culture of change and continuous process improvement. This cultural shift will allow us to increasingly become a more customer-centric organization. There is still much to do in the furtherance of our ultimate objectives of virtual loan processing in a near paperless environment and developing strategic partnerships with our brokers and correspondents. I look forward to working with you in 2001 in these and other endeavors.

         I would like to thank a member of our Board of Directors, Boyd Guttery, who served as Chairman of the Board during the critical transition months. While I assumed responsibility for day-to-day leadership inside the Company, his hard work as Chairman ensured an orderly transition.

         Finally, I want to thank David Johnson. David recently retired as President of your Company. David was one of the founders who helped to build the Company from the ground up. During the past year of organization changes and re-engineering, David was my "compass" to ensure that we kept the best from the past and adopted the best of the "new ideas." Without David's support and leadership, we would not have made the progress that we did. David will continue as a valued member of our Board of Directors, and I look forward to his continued assistance and guidance.


/s/ DOUGLAS K FREEMAN
------------------------------------
Douglas K. Freeman
Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Resource Bancshares Mortgage Group, Inc. (the Company) (and the notes thereto) and the other information included or incorporated by reference into the Company's 2000 Annual Report on Form 10-K. Statements included in this discussion and analysis (or elsewhere in this annual report) which are not statements of historical fact are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, and that actual results could differ materially from those indicated by such forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the following which are described herein or in the Company's Annual Report on Form 10-K for the year ended December 31, 2000: (i) interest rate risks, (ii) changes in economic conditions,
(iii) competition, (iv) possible changes in regulations and related matters, (v) litigation affecting the mortgage banking business, (vi) delinquency and default risks, (vii) changes in the market for servicing rights, mortgage loans and lease receivables, (viii) environmental matters, (ix) changes in the demand for mortgage loans and leases, (x) prepayment risks, (xi) possible changes in accounting estimates and (xii) availability of funding sources and other risks and uncertainties. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANY

         The Company is a financial services company engaged through wholly-owned subsidiaries primarily in the business of mortgage banking, through the purchase (via a nationwide network of correspondents and brokers), sale and servicing of agency-eligible and subprime residential, single-family (i.e. one-four family), first-mortgage loans and the purchase and sale of servicing rights associated with agency-eligible loans. In addition, one of the Company's wholly-owned subsidiaries originates, sells and services small-ticket commercial equipment leases.

LOAN AND LEASE PRODUCTION

         A summary of production by source for the periods indicated is set forth below:

                                                                                      For the Year Ended December 31,
                                                                         ---------------------------------------------------------
($ in thousands)                                                             2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Agency-Eligible Loan Production:
  Correspondent ...............................................          $  4,532,335          $  6,363,936          $  11,666,560
  Wholesale ...................................................             1,098,699             1,748,415              3,023,961
  Retail ......................................................                    --                    --                264,059
----------------------------------------------------------------------------------------------------------------------------------
Total Agency-Eligible Loan Production .........................             5,631,034             8,112,351             14,954,580
  Subprime Loan Production ....................................               669,622               728,410                607,664
  Lease Production ............................................               103,324               100,230                 78,098
----------------------------------------------------------------------------------------------------------------------------------
Total Mortgage Loan and Lease Production ......................          $  6,403,980          $  8,940,991          $  15,640,342
==================================================================================================================================

         The Company purchases agency-eligible mortgage loans through its correspondents and originates loans through its wholesale and subprime divisions. The Company also has a small-ticket commercial equipment lease operation. Correspondent operations accounted for 71% of the Company's total production for both the twelve months ended December 31, 2000 and 1999. Wholesale and subprime production accounted for 17% and 10%, respectively, of the Company's production for the year ended December 31, 2000 and 20% and 8%, respectively, of the Company's production for the twelve months ended December 31, 1999. Lease production accounted for 2% and 1% of the Company's total production for 2000 and 1999, respectively. A summary of key information relevant to industry loan production activity is set forth below:

                                                                                    At or for the Year Ended December 31,
                                                                       -----------------------------------------------------------
($ in thousands)                                                             2000                  1999                   1998
----------------------------------------------------------------------------------------------------------------------------------
U.S. 1-4 Family Mortgage Originations Statistics(1):
  U.S. 1-4 Family Mortgage Originations .......................        $1,024,000,000         $1,287,000,000        $1,470,000,000
  Adjustable Rate Mortgage Market Share .......................                    24%                    21%                   14%
  Estimated Fixed Rate Mortgage Originations ..................           778,000,000          1,017,000,000         1,264,000,000
Company Information:
  Residential Loan Production .................................        $    6,300,656         $    8,840,761        $   15,562,244
  Estimated Company Market Share ..............................                  0.62%                  0.69%                 1.06%
==================================================================================================================================

(1)      Source: Mortgage Bankers Association of America, Economics Department.

         The Company's total residential mortgage production decreased by 29% to $6.3 billion for 2000 from $8.8 billion for 1999. During 2000, interest rates were higher than during 1999, resulting in a decrease in industry wide residential loan originations of 20%. Likewise, the higher rate environment resulted in an increase in ARM market share in 2000 compared to 1999. The Company has historically focused


                                Resource Bancshares Mortgage Group, Inc.       7
on fixed rate products, and only recently has commenced offering a broader spectrum of mortgage products, including adjustable rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 2000 compared to 1999.

         The Company's total residential mortgage production decreased 43% to $8.8 billion for 1999 from $15.6 billion for 1998. During 1999, interest rates were higher than during 1998, resulting in a decrease in industry wide residential mortgage originations of 12%. Likewise, the higher rate environment resulted in an increase in ARM market share in 1999 compared to 1998. During 1999 and 1998, the Company offered primarily fixed rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 1999 compared to 1998.

CORRESPONDENT LOAN PRODUCTION

The Company purchases closed mortgage loans processed through its network of approved correspondent lenders. For certain correspondents, the Company underwrites and table funds loan applications taken and processed by the correspondent. Correspondents are primarily mortgage lenders, larger mortgage brokers and smaller savings and loan associations and commercial banks that have met the Company's approval requirements. The Company continues to emphasize correspondent loan production as its basic business focus because of the lower fixed expenses and capital investment required of the Company. A summary of key information relevant to the Company's correspondent loan production activities is set forth below:

                                                                                   At or for the Year Ended December 31,
                                                                         ---------------------------------------------------------
($ in thousands)                                                             2000                   1999                  1998
                                                                         ------------          ------------          -------------
Correspondent Loan Production .................................          $  4,532,335          $  6,363,936          $  11,666,560
Estimated Correspondent Market Share(1) .......................                  0.44%                 0.49%                  0.79%
Approved Correspondents .......................................                   924                   909                    852
Correspondent Division Expenses ...............................          $     40,732          $     55,438          $      68,975
                                                                         ============          ============          =============

(1)      Source: Mortgage Bankers Association of America, Economics Department.

         The Company's correspondent loan production decreased by 29% to $4.5 billion for 2000 from $6.4 billion for 1999. During 2000, interest rates were higher than during 1999, resulting in a decrease in industry wide residential loan originations of 20%. Likewise, the higher rate environment resulted in an increase in ARM market share in 2000 compared to 1999. The Company has historically focused on fixed rate products, and only recently has commenced offering a broader spectrum of mortgage products, including adjustable rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 2000. The decline in production is the primary reason for the increase in correspondent division expenses as a percentage of production which increased from 87 basis points for 1999 to 90 basis points for 2000, in spite of the reduction in correspondent division expenses. The number of approved correspondent lenders increased 2% from 1999 to 2000.

         The Company's total correspondent residential mortgage production decreased 45% to $6.4 billion for 1999 from $11.7 billion for 1998. During 1999, interest rates were higher than during 1998, resulting in a decrease in industry wide residential mortgage originations of 12%. Likewise, the higher rate environment resulted in an increase in ARM market share in 1999 compared to 1998. During 1999 and 1998, the Company offered primarily fixed rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 1999 compared to 1998. The decline in production is the primary reason for the increase in correspondent division expenses as a percentage of production which increased from 59 basis points for 1998 to 87 basis points for 1999, in spite of the reduction in correspondent division expenses. The number of approved correspondent lenders increased 7% from 1998 to 1999.

         During 2000, the Company introduced e-RBMG, the Company's business-to-business Internet offering. e-RBMG makes it easier for correspondents to interact with the Company by automating the flow of information between the correspondent and the Company. e-RBMG allows correspondent lenders to upload and key files, register and lock a loan, submit a loan to Fannie Mae Desktop Underwriting, print out a fax cover with a bar code to be faxed and routed electronically, submit an electronic file to one of the Company's Regional Operation Centers for validation, and request closing funds on-line.

WHOLESALE LOAN PRODUCTION

         The wholesale division receives loan applications through brokers, underwrites the loans, funds the loans at closing and prepares all closing documentation. Typically, mortgage brokers are responsible for taking applications and accumulating the information precedent to the Company's processing and underwriting of the loans. The Company handles all shipping and follow-up procedures on the loans. Although processing, underwriting and funding loans for mortgage brokers involves more work and expense than that involved in correspondent loan production, wholesale operations also generally provide for higher profit margins than correspondent loan production. Prior to the fourth quarter of 1999, the Company had wholesale processing branches in most major markets throughout the United States. During 2000 the Company completed the process started in 1999 of consolidating from an 18 branch environment into regional operating centers to improve operating cost efficiency levels. The Company's nationwide wholesale salesforce is now supported by four such regional operating centers at December 31, 2000. A summary of key information relevant to the Company's wholesale production activities is set forth below:

                                                                                   At or for the Year Ended December 31,
                                                                         ---------------------------------------------------------
($ in thousands)                                                             2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Wholesale Loan Production .....................................          $  1,098,699          $  1,748,415          $   3,023,961
Estimated Wholesale Market Share(1) ...........................                  0.11%                 0.14%                  0.21%
Wholesale Division Direct Operating Expenses ..................          $     11,522          $     16,362          $      16,037
Approved Brokers ..............................................                 4,227                 4,284                  3,401
Regional Operation Centers ....................................                     4                     5                     --
Number of Branches ............................................                    --                     2                     15
Number of Employees ...........................................                   116                   107                    161
==================================================================================================================================

(1)      Source: Mortgage Bankers Association of America, Economics Department.

         Wholesale loan production decreased 37% ($0.7 billion) from $1.8 billion for 1999 to $1.1 billion for 2000. During 2000, interest rates were higher than during 1999, resulting in a decrease in industry wide residential loan originations of 20%. Likewise, the higher rate environment resulted in an increase in ARM market share in 2000 compared to 1999. The Company has historically focused on fixed rate products, and only recently has commenced offering a broader spectrum of mortgage products, including adjustable rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 2000. Wholesale division operating expenses as a percentage of production increased from 94 basis points in 1999 to 105 basis points in 2000, primarily as a result of the decline in production volumes.

         Wholesale loan production decreased 42% ($1.3 billion) from $3.0 billion for 1998 to $1.7 billion for 1999. During 1999, interest rates were higher than during 1998, resulting in a decrease in industry wide residential mortgage originations of 12%. Likewise, the higher rate environment resulted in an increase in ARM market share in 1999 compared to 1998. During 1999 and 1998, the Company offered primarily fixed rate products. Further, a rise in interest rates and resulting decrease in volumes prompted increasing price competition in the marketplace during 1999 compared to 1998. Wholesale division operating expenses as a percentage of production increased from 53 basis points in 1998 to 94 basis points in 1999 primarily as a result of the decline in production volumes.

         The Company also offers the same advantages available through e-RBMG to wholesale brokers.

E-RBMG OPERATIONS

         Following is a summary of key e-RBMG operating statistics for the year ended December 31, 2000:

Customers Added .......................................................................                 950
Headcount Trained .....................................................................               2,575
Closed Loans ($ in thousands) .........................................................          $  801,625
Pipeline ($ in thousands) .............................................................          $   42,260

RETAIL LOAN PRODUCTION

         Effective May 1, 1998, the Company sold its retail production franchise. Retail loan production and retail divisional direct operating expenses for the year ended December 31, 1998 were $264.1 million and $6.0 million, respectively.

SUBPRIME LOAN PRODUCTION

         In 1997, the Company began its initial expansion into subprime lending activities. The Company conducts subprime business through its wholly-owned subsidiary, Meritage Mortgage Corporation (Meritage). A summary of key information relevant to the Company's subprime production activities is set forth below:

                                                                                   At or for the Year Ended December 31,
                                                                           -------------------------------------------------------
($ in thousands)                                                              2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Subprime Loan Production ......................................            $  669,622            $  728,410            $  607,664
Subprime Division Direct Operating Expenses ...................            $   23,062            $   28,760            $   19,896
Number of Brokers .............................................                 3,548                 3,095                 1,830
Number of Employees ...........................................                   230                   293                   271
Number of Branches ............................................                    --                    10                    19
Regional Operation Centers ....................................                     3                    --                    --
==================================================================================================================================

         Subprime loan production decreased by 8% to $669.6 million for 2000 as compared to $728.4 million during 1999. The decrease in production volumes relates to the higher rate environment in 2000 compared to 1999. Subprime division direct operating expenses decreased 20% from $28.8 million in 1999 to $23.1 million in 2000. This reduction in expenses is due to a decrease in production and to phasing out of branch facilities. During 2000, the Company's salespeople commenced working out of their homes or executive suites. The Company centralized processing, underwriting and closing functions into three regional operating centers where a critical mass of volume could be achieved for better operating efficiency. As a result, the Company reduced direct operating expenses by 51 bps from 1999 to 2000. Between 1999 and 2000 the Company increased the number of its subprime brokers by 453.

         Subprime loan production increased by 20% to $728.4 million for 1999 as compared to $607.7 million during 1998 as the Company expanded its operations. Between 1998 and 1999 the Company increased the number of its subprime brokers by 1,265. The number of branches declined from 19 in 1998 to 10 at the end of 1999 as the Company reassessed the geographic regions that each branch covered.

COMMERCIAL MORTGAGE PRODUCTION

         On September 29, 2000, the Company closed on an agreement to sell substantially all of the assets of Laureate to BB&T Corporation of Winston-Salem, N.C. Accordingly, the Company recorded a $1.4 million after-tax charge during the period primarily related to the write-off of intangible assets of Laureate.

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

                                                                                   At or for the Year Ended December 31,
                                                                           -------------------------------------------------------
($ in thousands)                                                              2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Lease Production ..............................................            $  103,324            $  100,230            $  78,098
Lease Division Operating Expenses .............................            $    7,901            $    6,275            $   5,307
Number of Brokers .............................................                   181                   184                  218
Number of Employees ...........................................                    70                    61                   66
==================================================================================================================================


                                Resource Bancshares Mortgage Group, Inc.       9

SERVICING

RESIDENTIAL MORTGAGE SERVICING

         Residential mortgage servicing includes collecting and remitting mortgage loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans.

         The Company is somewhat unique in that its strategy is to sell substantially all of its produced residential mortgage servicing rights to other approved servicers. Typically, the Company sells its residential mortgage servicing rights within 90 to 180 days of purchase or origination. However, for strategic reasons, the Company also strives to maintain a servicing portfolio whose size is determined by reference to the Company's cash operating costs which, in turn, are largely determined by the size of its loan production platform.

         A summary of key information relevant to the Company's residential loan servicing activities is set forth below:

                                                                                   At or for the Year Ended December 31,
                                                                             ---------------------------------------------------
($ in thousands)                                                                 2000               1999                1998
--------------------------------------------------------------------------------------------------------------------------------
Underlying Unpaid Principal Balances:
  Beginning Balance* ..................................................      $  7,822,394       $  9,865,100       $   7,125,222
  Residential Loan Production (net of servicing-released production) ..         5,462,435          8,097,749          14,917,193
  Net Change in Work-in-Process .......................................            15,277            228,712             604,131
  Bulk Acquisitions ...................................................                --                 --             122,467
  Sales of Servicing ..................................................        (4,473,456)        (9,104,706)        (10,922,288)
  Paid-In-Full Loans ..................................................          (580,393)          (973,780)         (1,639,776)
  Amortization, Curtailments and Other, net ...........................          (199,078)          (290,681)           (341,849)
--------------------------------------------------------------------------------------------------------------------------------
  Ending Balance* .....................................................         8,047,179          7,822,394           9,865,100
  Subservicing Ending Balance .........................................           625,117          1,255,832           3,730,636
--------------------------------------------------------------------------------------------------------------------------------
Total Underlying Unpaid Principal Balances ............................      $  8,672,296       $  9,078,226       $  13,595,736
================================================================================================================================

* These numbers and statistics apply to the Company's owned residential servicing portfolio and, therefore, exclude the subservicing portfolio. The 2000, 1999 and 1998 ending balance includes $236,267, $139,376 and $138,619 of subprime loans being temporarily serviced until these loans are sold.

         Of the $8.0 billion, $7.8 billion and $9.9 billion unpaid principal balance at December 31, 2000, 1999 and 1998, approximately $5.5 billion, $6.3 billion and $5.5 billion, respectively, of the related mortgage servicing right asset is classified as available-for-sale, while $2.5 billion, $1.5 billion and $4.4 billion, respectively, of the related mortgage servicing right asset is classified as held-for-sale.

         A summary of residential servicing statistics follows:

                                                                                   At or for the Year Ended December 31,
                                                                         ---------------------------------------------------------
($ in thousands)                                                             2000                  1999                   1998
----------------------------------------------------------------------------------------------------------------------------------
Average Underlying Unpaid Principal Balances (including subservicing)    $  9,049,296          $ 11,820,861          $  11,864,513
Weighted Average Note Rate* ...................................                  7.67%                 7.50%                  7.20%
Weighted Average Servicing Fee* ...............................                  0.42%                 0.43%                  0.42%
Delinquency (30+ days) Including Bankruptcies and Foreclosures*                  2.78%                 2.78%                  2.01%
Number of Servicing Division Employees ........................                    73                    86                    151
==================================================================================================================================

* These numbers and statistics apply to the Company's owned residential servicing portfolio and, therefore, exclude the subservicing portfolio.

         The year end average underlying unpaid principal balance of residential mortgage loans being serviced and subserviced decreased $2.8 billion, or 23%, from 1999 to 2000. This relates primarily to a decrease in the average balance of servicing held-for-sale, which resulted from a decrease in residential loan production in 2000 compared with 1999. Since the Company generally sells servicing rights related to the residential loans it produces within 90 to 180 days of purchase or origination, decreased production volumes generally result in a lower volume of mortgage servicing rights held in inventory pending sale.

         Likewise, the $0.04 billion, or 0.4%, decrease in the average underlying unpaid principal balance of residential mortgage loans being serviced and subserviced for 1999 as compared to 1998 is primarily related to the Company's decreased loan production volumes during 1999.

LEASE SERVICING

         Republic Leasing services leases that are owned by it and also services leases for investors. A summary of key information relevant to the Company's lease servicing activity is set forth below:

                                                                                   At or for the Year Ended December 31,
                                                                           -------------------------------------------------------
($ in thousands)                                                              2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Owned Lease Servicing Portfolio .......................................    $  188,912            $  152,300            $    98,956
Serviced For Investors Servicing Portfolio ............................         3,729                14,272                 37,565
----------------------------------------------------------------------------------------------------------------------------------
Total Managed Lease Servicing Portfolio ...............................    $  192,641            $  166,572            $   136,521
==================================================================================================================================
Weighted Average Net Yield For Managed Lease Servicing Portfolio                10.77%                10.61%                 10.81%
Delinquencies (30+ Days) Managed Lease Servicing Portfolio ............          2.40%                 2.76%                  2.00%
==================================================================================================================================

CONSOLIDATED COVERAGE RATIOS

         A summary of the Company's consolidated ratios of servicing fees and interest income from owned leases to cash operating expenses net of amortization and depreciation follows:

                                                                                   At or for the Year Ended December 31,
                                                                           -------------------------------------------------------
($ in thousands)                                                              2000                  1999                  1998
----------------------------------------------------------------------------------------------------------------------------------
Total Company Servicing Fees ..................................            $   34,981            $   42,223            $    39,379
Net Interest Income from Owned Leases .........................                 9,176                 7,270                  4,637
----------------------------------------------------------------------------------------------------------------------------------
Total Servicing Fees and Interest from Owned Leases ...........            $   44,157            $   49,493            $    44,016
Total Company Operating Expenses ..............................            $  121,524            $  151,684            $   155,892
Total Company Amortization and Depreciation ...................               (33,065)              (36,653)               (32,572)
----------------------------------------------------------------------------------------------------------------------------------
Total Company Operating Expenses, Net of Amortization and Depreciation     $   88,459            $  115,031            $   123,320
----------------------------------------------------------------------------------------------------------------------------------
Coverage Ratio ................................................                    50%                   43%                    36%
==================================================================================================================================

         The Company's coverage ratios for 2000, 1999 and 1998 at 50%, 43% and 36%, respectively, result from gradually moving toward the Company's target level of between 50% and 80%. In the opinion of the Company's management, market prices for servicing rights have been attractive throughout this period. Accordingly, management consciously determined on a risk-versus-return basis to allow this ratio to move slowly toward its stated goal. As market conditions permit, management would expect to remain in line with the stated objective of maintaining a coverage ratio of between 50% and 80%.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

SUMMARY BY OPERATING DIVISION

         Net income (loss) per common share on a diluted basis for 2000 was ($2.39) as compared to $0.28 for 1999. Following is a summary of the revenues and expenses for each of the Company's operating divisions for the years ended December 31, 2000 and 1999, respectively:

                                                                          For the Year Ended December 31, 2000(1)(2)
                                                           -------------------------------------------------------------------
                                                                       Agency-Eligible
                                                           ----------------------------------------                 Commercial
(Unaudited)($ in thousands)                                Production      Servicing    Reinsurance    Subprime      Mortgage
------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................      $  1,867      $ (5,326)         (92)     $  11,439      $    --
Net gain on sale of mortgage loans ....................        24,194            --           --         13,149           --
Gain on sale of mortgage servicing
  rights ..............................................            --         2,222           --             --           --
Servicing fees ........................................            --        34,738           --             --           --
Mark-to-market on residual interests
  in subprime securitizations .........................            --            --           --        (39,338)          --
Other income ..........................................           563           517        3,142            579           --
----------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................        26,624        32,151        3,050        (14,171)          --
----------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................        28,333         2,904           --         11,682           --
Occupancy expense .....................................        11,332           191           --          2,670           --
Amortization and provision for impairment
  of mortgage servicing rights ........................            --        24,560           --             --           --
Provision expense .....................................         2,102            --           --          2,453           --
General and administrative expenses ...................        10,487         4,408          316          6,257           --
----------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................        52,254        32,063          316         23,062           --
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................       (25,630)           88        2,734        (37,233)          --
Income tax benefit (expense) ..........................         9,875           (34)        (960)        13,616           --
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations ..........................................       (15,755)           54        1,774        (23,617)          --
Discontinued operations:
  Loss on sale of operating assets of
  Laureate Capital Corp. (less applicable
  income taxes of $261) ...............................            --            --           --             --       (1,448)
  Operating losses of Laureate Capital Corp.
  (plus applicable income tax benefit
   of $354) ...........................................            --            --           --             --         (660)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) .....................................      $(15,755)     $     54     $  1,774      $ (23,617)     $(2,108)
============================================================================================================================
                                                                  For the Year Ended December 31, 2000(1)(2)
                                                            ------------------------------------------------------
                                                                             Total        Other/
                                                             Leasing       Segments    Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------------
Net interest income ...................................     $  9,176      $  17,064      $ (1,188)     $  15,876
Net gain on sale of mortgage loans ....................           --         37,343            --         37,343
Gain on sale of mortgage servicing
  rights ..............................................           --          2,222            --          2,222
Servicing fees ........................................          501         35,239          (258)        34,981
Mark-to-market on residual interests
  in subprime securitizations .........................           --        (39,338)           --        (39,338)
Other income ..........................................        1,229          6,030           120          6,150
----------------------------------------------------------------------------------------------------------------
  Total revenues ......................................       10,906         58,560        (1,326)        57,234
----------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................        2,901         45,820         4,460         50,280
Occupancy expense .....................................          497         14,690          (683)        14,007
Amortization and provision for impairment
  of mortgage servicing rights ........................           --         24,560            --         24,560
Provision expense .....................................        3,133          7,688            --          7,688
General and administrative expenses ...................        1,370         22,838         2,151         24,989
----------------------------------------------------------------------------------------------------------------
  Total expenses ......................................        7,901        115,596         5,928        121,524
----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................        3,005        (57,036)       (7,254)       (64,290)
Income tax benefit (expense) ..........................       (1,192)        21,305         2,795         24,100
----------------------------------------------------------------------------------------------------------------
Income (loss) from continuing
  operations ..........................................        1,813        (35,731)       (4,459)       (40,190)
Discontinued operations:
  Loss on sale of operating assets of
  Laureate Capital Corp. (less applicable
  income taxes of $261) ...............................           --         (1,448)           --         (1,448)
  Operating losses of Laureate Capital Corp.
  (plus applicable income tax benefit
  of $354) ............................................           --           (660)           --           (660)
-----------------------------------------------------------------------------------------------------------------
Net income (loss) .....................................        1,813      $ (37,839)     $ (4,459)     $ (42,298)
=================================================================================================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.


                           Resource Bancshares Mortgage Group, Inc.           11

                                                                For the Year Ended December 31, 1999(1)(2)
                                                ---------------------------------------------------------------------------
                                                               Agency-Eligible
                                                ---------------------------------------------                    Commercial
(Unaudited)($ in thousands)                     Production        Servicing       Reinsurance      Subprime       Mortgage
---------------------------------------------------------------------------------------------------------------------------
Net interest income..........................    $  8,240         $ (4,555)        $   (12)        $ 15,366         $ --
Net gain on sale of mortgage loans...........      64,033               --              --           20,357           --
Gain on sale of mortgage servicing rights....          --            7,262              --               --           --
Servicing fees...............................          --           41,791              --               --           --
Mark to market on residual interests in
  subprime securitizations...................          --               --              --           (7,843)          --
Other income.................................         340              582           1,661            3,471           --
---------------------------------------------------------------------------------------------------------------------------
  Total revenues.............................      72,613           45,080           1,649           31,351           --
---------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits.................      38,751            3,399              --           15,840           --
Occupancy expense............................      10,079              419              --            2,567           --
Amortization and provision for impairment
  of mortgage servicing rights...............          --           29,580              --               --           --
Provision expense............................       5,722               --              85            2,893           --
General and administrative expenses..........      17,248            5,984             136            7,460           --
---------------------------------------------------------------------------------------------------------------------------
  Total expenses.............................      71,800           39,382             221           28,760           --
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes........................         813            5,698           1,428            2,591           --
Income tax benefit (expense).................        (207)          (1,448)           (356)          (1,237)          --
---------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations.....         606            4,250           1,072            1,354           --
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-)....................          --               --              --               --           --
  Operating net income of Laureate Capital
  Corp. (less applicable income tax
  expense of $405)...........................          --               --              --               --          418
---------------------------------------------------------------------------------------------------------------------------
Net income (loss)............................    $    606         $  4,250         $ 1,072         $  1,354         $418
===========================================================================================================================

                                                            For the Year Ended December 31, 1999(1)(2)
                                                 --------------------------------------------------------------
                                                                  Total             Other/
(Unaudited)($ in thousands)                       Leasing        Segments        Eliminations     Consolidated
---------------------------------------------------------------------------------------------------------------
Net interest income..........................    $7,270          $ 26,309         $  (470)        $ 25,839
Net gain on sale of mortgage loans...........        --            84,390              --           84,390
Gain on sale of mortgage servicing rights....        --             7,262              --            7,262
Servicing fees...............................       620            42,411            (188)          42,223
Mark to market on residual interests in
  subprime securitizations...................        --            (7,843)             --           (7,843)
Other income.................................     1,395             7,449             175            7,624
---------------------------------------------------------------------------------------------------------------
  Total revenues.............................     9,285           159,978            (483)         159,495
---------------------------------------------------------------------------------------------------------------
Salary and employee benefits.................     2,654            60,644           3,903           64,547
Occupancy expense............................       453            13,518             214           13,732
Amortization and provision for impairment
  of mortgage servicing rights...............        --            29,580              --           29,580
Provision expense............................     1,908            10,608              --           10,608
General and administrative expenses..........     1,260            32,088           1,129           33,217
---------------------------------------------------------------------------------------------------------------
  Total expenses.............................     6,275           146,438           5,246          151,684
---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes........................     3,010            13,540          (5,729)           7,811
Income tax benefit (expense).................    (1,196)           (4,444)          2,137           (2,307)
---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations.....     1,814             9,096          (3,592)           5,504
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-)....................        --                --              --               --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax
    expense of $405).........................        --               418              --              418
---------------------------------------------------------------------------------------------------------------
Net income (loss)............................    $1,814          $  9,514         $(3,592)        $  5,922
===============================================================================================================


(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage production operations.

                                                                                       For the Year Ended December 31,
                                                                                     -----------------------------------
($ in thousands)                                                                         2000                   1999
------------------------------------------------------------------------------------------------------------------------
Net interest income .......................................................          $      1,867           $      8,240
Net gain on sale of mortgage loans ........................................                24,194                 64,033
Other income ..............................................................                   563                    340
------------------------------------------------------------------------------------------------------------------------
  Total production revenue ................................................                26,624                 72,613
------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..............................................                28,333                 38,751
Occupancy expense .........................................................                11,332                 10,079
Provision expense .........................................................                 2,102                  5,722
General and administrative expenses .......................................                10,487                 17,248
------------------------------------------------------------------------------------------------------------------------
  Total production expenses ...............................................                52,254                 71,800
------------------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ...........................................          $    (25,630)          $        813
------------------------------------------------------------------------------------------------------------------------
Production ................................................................          $  5,631,034           $  8,112,351
Pooled production and whole loan sales ....................................             5,564,703              8,642,639
Total production revenue to pooled and whole loan sales ...................                48 bps                 84 bps
Total production expenses to production ...................................                93 bps                 89 bps
------------------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ...........................................              (45) bps                (5) bps
========================================================================================================================

SUMMARY

         The production revenue to pooled production and whole loan sales ratio decreased 36 basis points for 2000 as compared to 1999. Generally, net gain on sale of mortgage loans (43 basis points for 2000 versus 74 basis points for 1999) declined primarily due to compressed margins attributable to an aggressively competitive pricing environment and lower overall agency-eligible production volume. Net interest income decreased from 10 basis points for 1999 to 3 basis points for 2000 primarily as a result of the flattened yield curve and, in part, due to higher financing costs associated with the renewal of the Company's bank lines during the third quarter of 2000. The production expenses to production ratio increased 4 basis points for 2000 as compared to 1999. This is primarily due to the 31% decline in production for 2000 as compared to 1999 which was partially offset by a $19.5 million (27%) decline in total production expenses for 2000 as compared to 1999. As a consequence of the foregoing, the Company's net agency-eligible pre-tax production margin declined 40 basis points. Absent workforce reduction charges (discussed in greater detail elsewhere within Management's Discussion and Analysis), total production expenses would have declined by $20.2 million.

NET INTEREST INCOME

         The following table analyzes net interest income allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds) for the years ended December 31, 2000 and 1999, respectively:

($ in thousands)                                                                                                      Variance
  Average Volume    Average Rate                                                       Interest                   Attributable to
--------------------------------                                                   ----------------             ------------------
  2000      1999    2000    1999                                                     2000     1999   Variance     Rate     Volume
--------------------------------                                                   -----------------------------------------------
                                  INTEREST INCOME
                                  Mortgages Held-for-Sale and Mortgage-Backed
$364,231  $656,291  8.14%  6.85%    Securities ...............................    $29,632  $44,982  $(15,350)  $ 4,668   $(20,018)

-------------------------------                                                   -----------------------------------------------
                                  INTEREST EXPENSE
$280,613  $345,807  5.61%  4.14%  Warehouse Line*.............................    $15,746  $14,313  $  1,433   $ 4,131   $ (2,698)
  71,843   303,092  6.90%  5.21%  Gestation Line..............................      4,956   15,779   (10,823)    1,216    (12,039)
 117,801   110,380  7.08%  6.21%  Servicing Secured Line......................      8,343    6,851     1,492     1,031        461
   4,116    20,596  5.81%  5.27%  Servicing Receivables Line..................        239    1,085      (846)       22       (868)
   8,491     7,142  8.57%  8.57%  Other Borrowings............................        728      612       116        --        116
                                  Facility Fees and Other Charges.............      3,222    2,968       254        --        254
-------------------------------                                                   -----------------------------------------------
$482,864  $787,017  6.88%  5.29%  Total Interest Expense......................    $33,234  $41,608  $ (8,374)  $ 6,400   $(14,774)
-------------------------------                                                   -----------------------------------------------
                                  Net Interest Income Before Interdivisional
                    1.26%  1.56%    Allocations...............................    $(3,602) $ 3,374  $ (6,976)  $(1,732)   $(5,244)
                    ===========                                                                     =============================
                                  Allocation to Other.........................        614      470
                                  Allocation to Agency-Eligible Servicing
                                    Division..................................      5,326    4,396
                                  Intercompany Net Interest Income Included in
                                  Segmented Income Statement..................       (471)     N/A
                                                                                  -------  -------
                                  Net Interest Income.........................    $ 1,867  $ 8,240
                                                                                  =======  =======

* The interest-rate on the warehouse line is net of the benefit of escrow deposits.

         The 30 basis point decrease in the interest-rate spread was primarily the result of a flattened yield curve environment during 2000 compared to 1999. The Company's mortgages and mortgage-backed securities are generally sold and replaced within 30 to 35 days. Accordingly, the Company generally borrows at rates based upon short-term indices, while its asset yields are primarily based upon long-term mortgage rates.

NET GAIN ON SALE OF AGENCY-ELIGIBLE MORTGAGE LOANS

         A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:

                                                                                                  For the Year Ended December 31,
                                                                                               -----------------------------------
($ in thousands)                                                                                   2000                   1999
----------------------------------------------------------------------------------------------------------------------------------
Gross proceeds on sales of mortgage loans ...........................................          $  5,554,746           $  8,853,967
Initial unadjusted acquisition cost of mortgage loans sold, net of hedge results ....             5,568,456              8,861,915
----------------------------------------------------------------------------------------------------------------------------------
Unadjusted gain (loss) on sale of mortgage loans ....................................               (13,710)                (7,948)
Loan origination and correspondent program administrative fees ......................                10,599                 21,402
----------------------------------------------------------------------------------------------------------------------------------
Unadjusted aggregate margin .........................................................                (3,111)                13,454
Acquisition basis allocated to mortgage servicing rights (SFAS No. 125) .............                30,279                 52,702
Net deferred costs and administrative fees recognized ...............................                (2,974)                (2,123)
----------------------------------------------------------------------------------------------------------------------------------
Net gain on sale of agency-eligible mortgage loans ..................................          $     24,194           $     64,033
==================================================================================================================================

         Net gain on sale of agency-eligible mortgage loans decreased $39.8 million from $64.0 million for 1999 to $24.2 million for 2000. The decrease is primarily due to compressed margins attributable to an aggressively competitive pricing environment in the correspondent channel and lower overall agency-eligible production volume.

AGENCY-ELIGIBLE REINSURANCE OPERATIONS

         In November 1998, the Company formed a captive insurance company, MG Reinsurance Company (MG Reinsurance). MG Reinsurance is licensed as a property and casualty insurer and operates as a monoline captive insurance company assuming reinsurance for PMI policies on agency-eligible mortgage loans initially purchased or produced by the Company. During 2000 and 1999, the Company recognized premium and investment income of $3.1 million and $1.7 million, respectively, that has been included as other income in the agency-eligible reinsurance segment.


                               Resource Bancshares Mortgage Group, Inc.       13

SUBPRIME MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's subprime mortgage production operations:

                                                                                        For the Year Ended December 31,
                                                                                     -----------------------------------
($ in thousands)                                                                         2000                    1999
------------------------------------------------------------------------------------------------------------------------
Net interest income .......................................................          $     11,439             $   15,366
Net gain on sale of mortgage loans ........................................                13,149                 20,357
Mark-to-market on residual interests in subprime securitizations ..........               (39,338)                (7,843)
Other income ..............................................................                   579                  3,471
------------------------------------------------------------------------------------------------------------------------
 Total production revenue .................................................               (14,171)                31,351
------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..............................................                11,682                 15,840
Occupancy expense .........................................................                 2,670                  2,567
Provision expense .........................................................                 2,453                  2,893
General and administrative expenses .......................................                 6,257                  7,460
------------------------------------------------------------------------------------------------------------------------
 Total production expenses ................................................                23,062                 28,760
------------------------------------------------------------------------------------------------------------------------
Net pre-tax production margin .............................................          $    (37,233)            $    2,591
------------------------------------------------------------------------------------------------------------------------
Production ................................................................          $    669,622             $  728,410
Whole loan sales and securitizations ......................................          $    662,694             $  699,317
Total production revenue to whole loan sales and securitizations ..........             (214) bps                448 bps
Total production expenses to production ...................................               344 bps                395 bps
------------------------------------------------------------------------------------------------------------------------
Net pre-tax production margin .............................................             (558) bps                 53 bps
========================================================================================================================

SUMMARY

         Overall, the Company operated during 2000 at a (5.58)% pre-tax subprime production margin. The $39.8 million decline in the pre-tax subprime production margin is primarily due to the ($39.3) million adjustment during 2000 in the mark-to-market on residual interests in subprime securitizations and a ($1.1) million adjustment to the residual hedges. During 2000 the Company marked down its residual interests in prior subprime securitizations as a result of changes in valuation assumptions due to changing market conditions and also wrote down such residuals and the associated residual hedges (including hedge amortization expense) as a result of signing a definitive agreement to sell all of the Company's residuals. Absent mark-to-market adjustment to residual interests and to residual hedges, the production revenue to whole loan sales and securitizations ratio would have been 380 bps and 560 bps for the years ended December 31, 2000 and 1999, respectively. Also contributing to the decline in production revenue to whole loan sales and securitizations ratio is the $7.2 million decline in net gain on sale of subprime mortgage loans. This decline is primarily attributable to lower sales volume and tighter margins associated with selling exclusively into the cash markets for 2000 versus securitizing a portion of the production in 1999.

         The production expenses to production ratio decreased 51 bps during 2000 as compared to 1999. This reduction was achieved in spite of the inclusion of restructuring and other unusual charges aggregating $2.3 million in operating expense and in spite of reduced production volumes during year 2000. Absent the $2.3 million in restructuring and unusual charges during 2000, the Company's production expenses to production ratio would have decreased to 311 basis points. See further discussion of unusual items elsewhere in this Management's Discussion and Analysis.

         Adjusting for the above mentioned impact of changes in the valuation of residuals and residual hedges and restructuring and other unusual charges, the net pre-tax production margin was 85 bps and 167 bps for the years ended December 31, 2000 and 1999, respectively.

NET INTEREST INCOME

         The following table analyzes net interest income allocated to the Company's subprime mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and residual certificates and interest rates paid on interest-bearing sources of funds) for the years ended December 31, 2000 and 1999, respectively.

($ in thousands)                                                                                                     Variance
  Average Volume    Average Rate                                                           Interest                Attributable to
--------------------------------                                                       ----------------           ----------------
  2000      1999    2000    1999                                                        2000     1999   Variance    Rate    Volume
--------------------------------                                                       -------------------------------------------
$182,217  $235,552 11.25% 10.62%  Mortgages Held-for-Sale and Residual Certificates    $20,499  $25,026  $(4,527) $ 1,140  $(5,667)
--------------------------------                                                       -------------------------------------------
$135,478  $171,358  7.35%  5.73%  Total Interest Expense                               $ 9,963  $ 9,819  $   144  $ 2,200  $(2,056)
--------------------------------                                                       -------------------------------------------
                    3.90%  4.89%  Net Interest Income                                  $10,536  $15,207  $(4,671) $(1,060) $(3,611)
                    ===========                                                                          =========================
                                  Allocation to Agency-Eligible Servicing Division          --      159
                                  Intercompany Net Interest                                903      N/A
                                                                                       ----------------
                                  Net Interest Income                                  $11,439  $15,366
                                                                                       ================

         Net interest income from subprime products decreased to $11.4 million for 2000 as compared to $15.4 million for 1999. This was primarily a result of a flattened yield curve, the decline in production volume, and the sale during the fourth quarter of the Company's residual certificates.

NET GAIN ON SALE AND SECURITIZATION OF SUBPRIME MORTGAGE LOANS

         The Company sold subprime mortgage loans for cash on a whole loan basis during 2000 and 1999. Whole loans are generally sold without recourse to third parties with the gain or loss being calculated based on the difference between the carrying value of the loans sold and the gross proceeds received from the purchaser less expenses. Generally, the Company retains no interest in these loans after sale.

         A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:

                                                                                        For the Year Ended December 31,
                                                                                       ---------------------------------
($ in thousands)                                                                          2000                   1999
------------------------------------------------------------------------------------------------------------------------
Gross proceeds on whole loan sales of subprime mortgage loans .............            $  682,287             $  463,443
Initial acquisition cost of subprime mortgage loans sold, net of fees .....               662,694                447,155
------------------------------------------------------------------------------------------------------------------------
Unadjusted gain on whole loan sales of subprime mortgage loans ............                19,593                 16,288
Net deferred costs and administrative fees recognized .....................                (6,444)                (5,721)
------------------------------------------------------------------------------------------------------------------------
Net gain on whole loan sales of subprime mortgage loans ...................            $   13,149             $   10,567
========================================================================================================================

         The gain on whole loan sales of subprime mortgage loans was $19.6 million and $16.3 million for the years ended December 31, 2000 and 1999, respectively. The $3.3 million increase is a result of an increase in whole loan sales in 2000, offset, in part, by a reduction in the margin on sale in 2000 compared with 1999. Also, in accordance with Statement of Financial Accounting Standard No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," the Company reduced its gain on whole loan sales of subprime mortgage loans to $13.1 million in 2000 as compared to $10.6 million in 1999.

         There were no securitization transactions during 2000 compared to transactions netting a $9.8 million gain on securitization of subprime mortgage loans in 1999. A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:

                                                                                         For the Year Ended December 31,
                                                                                         -------------------------------
($ in thousands)                                                                         2000                  1999
------------------------------------------------------------------------------------------------------------------------
Gross proceeds on securitization of subprime mortgage loans ...............               N/A               $    248,456
Initial acquisition cost of subprime mortgage loans securitized, net of fees              N/A                    252,162
------------------------------------------------------------------------------------------------------------------------
Unadjusted loss on securitization of subprime mortgage loans ..............               N/A                     (3,706)
Initial capitalization of residual certificates ...........................               N/A                     16,394
Net deferred costs and administrative fees recognized .....................               N/A                     (2,898)
------------------------------------------------------------------------------------------------------------------------
Net gain on securitization of subprime mortgage loans .....................               N/A               $      9,790
========================================================================================================================

MARK-TO-MARKET ON RESIDUAL INTERESTS IN SUBPRIME SECURITIZATIONS

         The Company historically has retained residual certificates in connection with the securitization of subprime loans. However, during 2000 the Company executed no securitization transactions of subprime loans and marked down its residual interests in prior subprime securitizations as a result of signing a definitive agreement to sell all of the residual interests remaining on its balance sheet at September 30, 2000. The Company closed on that sale during the fourth quarter of 2000.

AGENCY-ELIGIBLE MORTGAGE SERVICING

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage servicing operations for the years ended December 31, 2000 and 1999:

                                                                                       For the Year Ended December 31,
                                                                                     -----------------------------------
($ in thousands)                                                                         2000                   1999
------------------------------------------------------------------------------------------------------------------------
Net interest income .......................................................          $     (5,326)          $     (4,555)
Loan servicing fees .......................................................                34,738                 41,791
Other income ..............................................................                   517                    582
------------------------------------------------------------------------------------------------------------------------
Servicing revenues ........................................................                29,929                 37,818
Salary and employee benefits ..............................................                 2,904                  3,399
Occupancy expense .........................................................                   191                    419
Amortization and provision for impairment of mortgage servicing rights ....                24,560                 29,580
General and administrative expenses .......................................                 4,408                  5,984
------------------------------------------------------------------------------------------------------------------------
Total loan servicing expenses .............................................                32,063                 39,382
------------------------------------------------------------------------------------------------------------------------
Net pre-tax servicing margin ..............................................                (2,134)                (1,564)
Gain on sale of mortgage servicing rights .................................                 2,222                  7,262
------------------------------------------------------------------------------------------------------------------------
Net pre-tax servicing contribution ........................................          $         88           $      5,698
========================================================================================================================
Average servicing portfolio ...............................................          $  7,968,380           $  9,279,848
Servicing sold ............................................................          $  4,473,456           $  9,104,706

Net pre-tax servicing margin to average servicing portfolio ...............               (3) bps                (2) bps
Gain on sale of servicing to servicing sold ...............................                 5 bps                  8 bps
========================================================================================================================


                               Resource Bancshares Mortgage Group, Inc.       15

SUMMARY

         The ratio of net pre-tax servicing margin to the average servicing portfolio decreased 1 basis point in 2000 compared with 1999. This decrease resulted from a reduction in servicing revenues of $7.9 million, offset in part by a reduction in total loan servicing expenses of $7.3 million in 2000 compared with 1999. Servicing revenues and expenses were down as a result of a decrease of $1.3 billion in average loans serviced during 2000. Average loans serviced were down in 2000 as a result of reduced loan production in 2000 compared with 1999, which reduced the average volume of servicing held for sale during 2000. The $5.1 million decline in gain on sale of mortgage servicing rights is primarily due to the lower production volumes that resulted in a lower balance of agency-eligible servicing rights sold.

         Management regularly assesses market prepay trends and adjusts amortization accordingly. Management believes that the value of the Company's mortgage servicing rights are reasonable in light of current market conditions. However, there can be no guarantee that market conditions will not change such that mortgage servicing rights valuations will require additional amortization or impairment charges.

NET INTEREST EXPENSE

         The net interest expense for 2000 and 1999 is composed of benefits from escrow accounts of $5.8 million and $8.0 million, respectively, that is offset by $11.1 million and $12.6 million, respectively, in interest expense.

GAIN ON SALE OF MORTGAGE SERVICING RIGHTS

         A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:

                                                                                       For the Year Ended December 31,
                                                                                     -----------------------------------
($ in thousands)                                                                         2000                   1999
------------------------------------------------------------------------------------------------------------------------
Underlying unpaid principal balances of agency-eligible mortgage loans
on which servicing rights were sold during the period .....................          $  4,473,456           $  9,104,706
========================================================================================================================
Gross proceeds from sales of mortgage servicing rights ....................          $    126,945           $    245,302
Initial acquisition basis, net of amortization and hedge results ..........               106,438                179,721
------------------------------------------------------------------------------------------------------------------------
Unadjusted gain on sale of mortgage servicing rights ......................                20,507                 65,581
Acquisition basis allocated from mortgage loans, net of amortization (SFAS No. 125)       (18,285)               (58,319)
------------------------------------------------------------------------------------------------------------------------
Gain on sale of mortgage servicing rights .................................          $      2,222           $      7,262
========================================================================================================================

         Gain on sale of mortgage servicing rights decreased $5.1 million from $7.3 million for 1999 to $2.2 million for 2000. The decrease in the gain on sale of mortgage servicing rights is primarily attributable to lower production volumes which resulted in a lower balance of agency-eligible servicing rights sold.

COMMERCIAL MORTGAGE OPERATIONS

         On September 29, 2000, the Company closed on an agreement to sell substantially all of the assets of Laureate to BB&T Corporation of Winston-Salem, N.C. Accordingly, the Company recorded a $1.4 million after-tax charge during the period primarily related to the write-off of intangible assets of Laureate. The results of Laureate's operations are carried in the caption "Discontinued Operations" in the Company's income statement for all periods presented.

LEASING OPERATIONS

         Following is a summary of the revenues and expenses of the Company's small-ticket equipment leasing operations for the periods indicated:

                                                                                       For the Year Ended December 31,
                                                                                     -----------------------------------
($ in thousands)                                                                         2000                   1999
------------------------------------------------------------------------------------------------------------------------
Net interest income .......................................................          $      9,176           $      7,270
Other income ..............................................................                 1,229                  1,395
------------------------------------------------------------------------------------------------------------------------
  Leasing production revenue ..............................................                10,405                  8,665
------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..............................................                 2,901                  2,654
Occupancy expense .........................................................                   497                    453
Provision expense .........................................................                 3,133                  1,908
General and administrative expenses .......................................                 1,370                  1,260
------------------------------------------------------------------------------------------------------------------------
  Total lease operating expenses ..........................................                 7,901                  6,275
------------------------------------------------------------------------------------------------------------------------
Net pre-tax leasing production margin .....................................                 2,504                  2,390
Servicing fees ............................................................                   501                    620
------------------------------------------------------------------------------------------------------------------------
Net pre-tax leasing margin ................................................          $      3,005           $      3,010
------------------------------------------------------------------------------------------------------------------------
Average owned leasing portfolio ...........................................          $    171,806           $    125,258
Average serviced leasing portfolio ........................................                 8,170                 24,831
------------------------------------------------------------------------------------------------------------------------
Average managed leasing portfolio .........................................          $    179,976           $    150,089
========================================================================================================================
Leasing production revenue to average owned portfolio .....................               606 bps                692 bps
Leasing operating expenses to average owned portfolio .....................               460 bps                501 bps
------------------------------------------------------------------------------------------------------------------------
Net pre-tax leasing production margin .....................................               146 bps                191 bps
========================================================================================================================
Servicing fees to average serviced leasing portfolio ......................               613 bps                250 bps
========================================================================================================================

         The 20% increase in leasing production revenue for 2000 as compared to 1999 is primarily due to the 37% increase in the average owned leasing portfolio which is due to the policy of retaining originated leases on the balance sheet. The net pre-tax leasing margin decreased 45 bps in 2000 as compared to 1999 primarily as a result of the increased provision expenses associated with higher delinquencies as the small business sectors are beginning to exhibit signs of stress. Substantially all of the Company's lease receivables are acquired from independent brokers who operate throughout the continental United States and referrals from independent banks.

Net Interest Income

         Net interest income for 2000 was $9.2 million as compared to $7.3 million for 1999. This is equivalent to a net interest margin of 5.3% and 5.8% for 2000 and 1999, respectively, based upon average lease receivables owned of $171.8 million and $125.3 million, respectively, and average debt outstanding of $146.3 and $92.4 million, respectively.

OTHER

         During the third quarter of 1999, the Company reorganized its reporting cost centers and is now reporting holding company costs as a reconciling item between the segmented income statement and the consolidated income statement. The primary components of holding company costs are (1) interest expense on the debt on the Company's corporate headquarters; (2) salary and employee benefits of corporate personnel; (3) depreciation on the corporate headquarters and (4) income taxes. The 1999 segmented income statement has been restated to conform with the 2000 segmented income statement presentation.

UNUSUAL ITEMS

         During the fourth quarter of 1999, the Company incurred a $3.8 million ($2.4 million after-tax) charge related to a workforce reduction. The workforce reduction became necessary as the Company continued to adapt to a smaller overall residential mortgage market and intensely competitive pricing conditions. During 2000, the Company continued its efforts to reorganize around primary business processes (production/sales, customer fulfillment, servicing and portfolio management) and has thus made certain changes in organization at its agency-eligible and subprime units. These changes resulted in a net increase in the previously established reorganization reserves of $0.7 million during 2000. In connection with the planned reorganization, the Company has made certain changes in its senior management team and has closed certain regional processing offices.

         Also, during 2000, the Company (1) marked down its residual interests in prior subprime securitizations as a result of changes in valuation assumptions due to changing market conditions; (2) marked down its residual interests in prior securitizations, and the associated residual hedges (including hedge amortization expense) as a result of signing a definitive agreement to sell all of the Company's residuals; (3) disposed of its commercial mortgage operation, Laureate Capital Corp.; (4) restructured and closed certain regional processing offices; (5) amended its defined benefit pension plan to freeze benefits under the plan; (6) changed the benefits available to employees under its 401(k) plan; (7) realized a gain on sale of a branch facility; (8) contributed to a fund that will benefit qualified charitable organizations; (9) incurred expenses for consultants who are assisting management in re-engineering work processes and (10) redesignated a lease of a former operations center as a nonoperating lease.

         The net impact of these unusual items in 2000 is summarized below by financial statement component and operating division:


                                                         Agency-Eligible
                                                      ----------------------             Commercial
                                                      Production   Servicing  Subprime     Mortgage    Leasing   Other     Total
---------------------------------------------------------------------------------------------------------------------------------

Mark-to-market on residual interest in
  subprime securitizations ........................    $   --       $ --     $ 39,338      $   --       $ --    $   --   $ 39,338
Residual hedge mark-to-market
  and amortization ................................        --         --        1,077          --         --        --      1,077
Salary and employee benefits ......................       678        (45)       1,459          --        (22)      234      2,304
Occupancy expense .................................       171         --           --          --         --        --        171
General and administrative expenses ...............     1,027         --          796          --         --     1,040      2,863
Other income ......................................        --         --           --          --         --      (392)      (392)
---------------------------------------------------------------------------------------------------------------------------------

Net pre-tax effect on continuing operations .......     1,876        (45)      42,670          --        (22)      882     45,361
Estimated allocable income tax ....................      (700)        17      (15,773)         --          8      (330)   (16,778)
---------------------------------------------------------------------------------------------------------------------------------

Net after-tax impact on continuing operations .....     1,176        (28)      26,897          --        (14)      552     28,583
Loss on sale of operating assets of
  Laureate Capital Corp. ..........................        --         --           --       1,448         --        --      1,448
Operating loss of Laureate Capital Corp. ..........        --         --           --         660         --        --        660
---------------------------------------------------------------------------------------------------------------------------------

Net after-tax impact ..............................    $1,176       $(28)    $ 26,897      $2,108       $(14)   $  552   $ 30,691
=================================================================================================================================

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1999, COMPARED TO YEAR ENDED DECEMBER 31, 1998

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


                                  Resource Bancshares Mortgage Group, Inc.   17

                                                               For the Year Ended December 31, 1999(1)(2)
                                                 ------------------------------------------------------------------
                                                              Agency-Eligible
                                                 ----------------------------------------                Commercial
(Unaudited)($ in thousands)                      Production     Servicing     Reinsurance   Subprime      Mortgage
-------------------------------------------------------------------------------------------------------------------

Net interest income .........................    $  8,240       $ (4,555)      $   (12)      $ 15,366       $ --
Net gain on sale of mortgage loans ..........      64,033             --            --         20,357         --
Gain on sale of mortgage servicing rights ...          --          7,262            --             --         --
Servicing fees ..............................          --         41,791            --             --         --
Mark-to-market on residual interests in
  subprime securitizations ..................          --             --            --         (7,843)        --
Other income ................................         340            582         1,661          3,471         --
-------------------------------------------------------------------------------------------------------------------
  Total revenues ............................      72,613         45,080         1,649         31,351         --
-------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ................      38,751          3,399            --         15,840         --
Occupancy expense ...........................      10,079            419            --          2,567         --
Amortization and provision for impairment
  of mortgage servicing rights ..............          --         29,580            --             --         --
Provision expense ...........................       5,722             --            85          2,893         --
General and administrative expenses .........      17,248          5,984           136          7,460         --
-------------------------------------------------------------------------------------------------------------------
  Total expenses ............................      71,800         39,382           221         28,760         --
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .......................         813          5,698         1,428          2,591         --
Income tax benefit (expense) ................        (207)        (1,448)         (356)        (1,237)        --
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ....         606          4,250         1,072          1,354         --
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-) ...................          --             --            --             --         --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax expense
    of $405) ................................          --             --            --             --        418
-------------------------------------------------------------------------------------------------------------------
Net Income (loss) ...........................    $    606       $  4,250       $ 1,072       $  1,354       $418
===================================================================================================================

                                                         For the Year Ended December 31, 1999(1)(2)
                                                 --------------------------------------------------------
                                                                 Total            Other/
(Unaudited)($ in thousands)                      Leasing       Segments        Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------
Net interest income .........................    $ 7,270       $  26,309       $  (470)      $  25,839
Net gain on sale of mortgage loans ..........         --          84,390            --          84,390
Gain on sale of mortgage servicing rights ...         --           7,262            --           7,262
Servicing fees ..............................        620          42,411          (188)         42,223
Mark-to-market on residual interests in
  subprime securitizations ..................         --          (7,843)           --          (7,843)
Other income ................................      1,395           7,449           175           7,624
---------------------------------------------------------------------------------------------------------
  Total revenues ............................      9,285         159,978          (483)        159,495
---------------------------------------------------------------------------------------------------------
Salary and employee benefits ................      2,654          60,644         3,903          64,547
Occupancy expense ...........................        453          13,518           214          13,732
Amortization and provision for impairment
  of mortgage servicing rights ..............         --          29,580            --          29,580
Provision expense ...........................      1,908          10,608            --          10,608
General and administrative expenses .........      1,260          32,088         1,129          33,217
---------------------------------------------------------------------------------------------------------
  Total expenses ............................      6,275         146,438         5,246         151,684
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .......................      3,010          13,540        (5,729)          7,811
Income tax benefit (expense) ................     (1,196)         (4,444)        2,137          (2,307)
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ....      1,814           9,096        (3,592)          5,504
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-) ...................         --              --            --              --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax expense
    of $405) ................................         --             418            --             418
---------------------------------------------------------------------------------------------------------
Net Income (loss) ...........................    $ 1,814       $   9,514       $(3,592)      $   5,922
=========================================================================================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.

                                                               For the Year Ended December 31, 1998(1)(2)
                                                 ------------------------------------------------------------------
                                                              Agency-Eligible
                                                 ----------------------------------------                Commercial
(Unaudited)($ in thousands)                      Production     Servicing     Reinsurance   Subprime      Mortgage
-------------------------------------------------------------------------------------------------------------------

Net interest income.........................     $  7,422       $    --       $   --       $ 9,565       $   --
Net gain on sale of mortgage loans..........      134,472            --           --        27,980           --
Gain on sale of mortgage servicing rights...           --         1,753           --            --           --
Servicing fees..............................           --        37,856           --            --           --
Mark-to-market on residual interests in
  subprime securitizations..................           --            --           --           435           --
Other income................................        1,756           455        1,189           297           --
-------------------------------------------------------------------------------------------------------------------
  Total revenues............................      143,650        40,064        1,189        38,277           --
-------------------------------------------------------------------------------------------------------------------
Salary and employee benefits................       53,158         3,449           --        13,485           --
Occupancy expense...........................        7,005           443           --         1,921           --
Amortization and provision for impairment
  of mortgage servicing rights..............           --        27,897           --            --           --
Provision expense...........................        7,453            --          119         2,330           --
General and administrative expenses.........       20,593         6,446           77         2,160           --
-------------------------------------------------------------------------------------------------------------------
  Total expenses............................       88,209        38,235          196        19,896           --
-------------------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes.......................       55,441         1,829          993        18,381           --
Income tax benefit (expense)................      (20,059)         (662)        (351)       (6,656)          --
-------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations....       35,382         1,167          642        11,725           --
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-)...................           --            --           --            --           --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax
    expense of $952)........................           --            --           --            --        1,152
-------------------------------------------------------------------------------------------------------------------
Net Income (loss)...........................     $ 35,382       $ 1,167       $  642       $11,725       $1,152
===================================================================================================================


                                                         For the Year Ended December 31, 1998(1)(2)
                                                 --------------------------------------------------------
                                                                 Total            Other/
(Unaudited)($ in thousands)                      Leasing       Segments        Eliminations  Consolidated
---------------------------------------------------------------------------------------------------------
Net interest income.........................     $4,637        $ 21,624      $   (382)      $ 21,242
Net gain on sale of mortgage loans..........         --         162,452            --        162,452
Gain on sale of mortgage servicing rights...         --           1,753            --          1,753
Servicing fees..............................      1,014          38,870           509         39,379
Mark-to-market on residual interests in
  subprime securitizations..................         --             435            --            435
Other income................................        753           4,450           680          5,130
---------------------------------------------------------------------------------------------------------
  Total revenues............................      6,404         229,584           807        230,391
---------------------------------------------------------------------------------------------------------
Salary and employee benefits................      2,347          72,439         2,645         75,084
Occupancy expense...........................        376           9,745           634         10,379
Amortization and provision for impairment
  of mortgage servicing rights..............         --          27,897            --         27,897
Provision expense...........................      1,121          11,023            --         11,023
General and administrative expenses.........      1,463          30,739           770         31,509
---------------------------------------------------------------------------------------------------------
  Total expenses............................      5,307         151,843         4,049        155,892
---------------------------------------------------------------------------------------------------------
Income from continuing operations
  before income taxes.......................      1,097          77,741        (3,242)        74,499
Income tax benefit (expense)................       (435)        (28,163)        1,183        (26,980)
---------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations....        662          49,578        (2,059)        47,519
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-)...................         --              --            --             --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax
    expense of $952)........................         --           1,152            --          1,152
---------------------------------------------------------------------------------------------------------
Net Income (loss)...........................     $  662        $ 50,730      $ (2,059)      $ 48,671
=========================================================================================================


(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.

AGENCY-ELIGIBLE MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage production operations.


                                                                           For the Year Ended December 31,
                                                                      -----------------------------------------

($ in thousands)                                                          1999                          1998
---------------------------------------------------------------------------------------------------------------
Net interest income ..............................                    $    8,240                    $     7,422
Net gain on sale of mortgage loans ...............                        64,033                        134,472
Other income .....................................                           340                          1,756
---------------------------------------------------------------------------------------------------------------
  Total production revenue .......................                        72,613                        143,650
---------------------------------------------------------------------------------------------------------------
Salary and employee benefits .....................                        38,751                         53,158
Occupancy expense ................................                        10,079                          7,005
Provision expense ................................                         5,722                          7,453
General and administrative expenses ..............                        17,248                         20,593
---------------------------------------------------------------------------------------------------------------
  Total production expenses ......................                        71,800                         88,209
---------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ..................                    $      813                    $    55,441
---------------------------------------------------------------------------------------------------------------
Production .......................................                    $8,112,351                    $14,954,580
Pool delivery ....................................                     8,642,639                     14,713,137
---------------------------------------------------------------------------------------------------------------
Total production revenue to pool delivery ........                        84 bps                         98 bps
Total production expenses to production ..........                        89 bps                         59 bps
---------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ..................                       (5) bps                         39 bps
===============================================================================================================


SUMMARY

         The production revenue to pool delivery ratio decreased 14 basis points for 1999 as compared to 1998. Generally, net gain on sale of mortgage loans (74 basis points for 1999 versus 91 basis points for 1998) declined primarily due to compressed margins attributable to an aggressively competitive pricing environment and lower overall agency-eligible production volume. Net interest income increased from 5 basis points in 1998 to 10 basis points in 1999 primarily as a result of the generally steeper yield curve environment. The production expenses to production ratio increased 30 basis points for 1999 as compared to 1998. This is primarily due to the 46% decline in production for 1999 as compared to 1998, which was partially offset by a $16.4 million decline in total production expenses for 1999 as compared to 1998. As a consequence of the foregoing, the Company's net agency-eligible pre-tax production margin declined 44 basis points. Absent workforce reduction charges (discussed in greater detail elsewhere within Management's Discussion and Analysis), total production expenses would have declined by $19.5 million.

NET INTEREST INCOME

         The following table analyzes net interest income allocated to the Company's agency-eligible mortgage production activities in terms of rate and volume variances of the interest spread (the difference between interest rates earned on loans and mortgage-backed securities and interest rates paid on interest-bearing sources of funds) for the years ended December 31, 1999 and 1998, respectively:


($ in thousands)                                                                                                     Variance
    Average Volume      Average Rate                                                Interest                     Attributable to
------------------------------------                                           -----------------               -------------------
  1999        1998      1999   1998                                               1999    1998      Variance     Rate       Volume
----------------------------------------------------------------------------------------------------------------------------------
                                      INTEREST INCOME
                                      Mortgages Held-for-Sale and
$656,291  $1,172,994   6.85%  6.74%     Mortgage-Backed Securities...........  $44,982   $79,078   $(34,096)   $   739    $(34,835)
-----------------------------------                                            ---------------------------------------------------
                                      INTEREST EXPENSE
$345,807  $  457,967   4.14%  4.50%   Warehouse Line*........................  $14,313   $20,630   $ (6,317)   $(1,265)   $ (5,052)
 303,092     689,711   5.21%  5.79%   Gestation Line.........................   15,779    39,958    (24,179)    (1,780)    (22,399)
 110,380      97,422   6.21%  6.58%   Servicing Secured Line.................    6,851     6,413        438       (415)        853
  20,596      33,331   5.27%  5.75%   Servicing Receivables Line.............    1,085     1,918       (833)      (100)       (733)
   7,142       8,726   8.57%  8.50%   Other Borrowings.......................      612       742       (130)         5        (135)

                                      Facility Fees and Other Charges........    2,968     2,377        591         --         591
-----------------------------------                                            ---------------------------------------------------
$787,017  $1,287,157   5.29%  5.60%   Total Interest Expense.................  $41,608   $72,038   $(30,430)   $(3,555)   $(26,875)
-----------------------------------                                            ---------------------------------------------------
                                      Net Interest Income
                       1.56%  1.14%     Before Interdivisional Allocations...  $ 3,374   $ 7,040   $ (3,666)   $ 4,294    $ (7,960)
                       ============                                                                ===============================

                                      Allocation to Other....................      470       382
                                      Allocation to Agency-Eligible
                                        Servicing Division...................    4,396        --
                                                                               -----------------
                                      Net Interest Income....................  $ 8,240   $ 7,422
                                                                               =================

*The interest-rate yield on the warehouse line is net of the benefit of escrow deposits.

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


                                   Resource Bancshares Mortgage Group, Inc.  19

NET GAIN ON SALE OF AGENCY-ELIGIBLE MORTGAGE LOANS

         A reconciliation of gain on sale of agency-eligible mortgage loans for the periods indicated follows:


                                                                                                  For the Year Ended December 31,
                                                                                               ----------------------------------
($ in thousands)                                                                                   1999                  1998
---------------------------------------------------------------------------------------------------------------------------------
Gross proceeds on sales of mortgage loans ............................................         $8,853,967             $14,921,242
Initial unadjusted acquisition cost of mortgage loans sold, net of hedge results .....          8,861,915              14,917,751
---------------------------------------------------------------------------------------------------------------------------------
Unadjusted gain (loss) on sale of mortgage loans .....................................             (7,948)                  3,491
Loan origination and correspondent program administrative fees .......................             21,402                  36,729
---------------------------------------------------------------------------------------------------------------------------------
Unadjusted aggregate margin ..........................................................             13,454                  40,220
Acquisition basis allocated to mortgage servicing rights (SFAS No. 125) ..............             52,702                  93,570
Net change in deferred administrative fees ...........................................             (2,123)                    682
---------------------------------------------------------------------------------------------------------------------------------
Net gain on sale of agency-eligible mortgage loans ...................................         $   64,033             $   134,472
=================================================================================================================================


         Net gain on sale of agency-eligible mortgage loans decreased $70.4 million from $134.5 million for 1998 to $64.0 million for 1999. The decrease is primarily due to compressed margins attributable to an aggressively competitive pricing environment in the correspondent channel and lower overall agency-eligible production volume.

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

SUBPRIME MORTGAGE OPERATIONS

         Following is a comparison of the revenues and expenses of the Company's subprime mortgage production operations:


                                                                                                  For the Year Ended December 31,
                                                                                                  -------------------------------

($ in thousands)                                                                                     1999                  1998
---------------------------------------------------------------------------------------------------------------------------------
Net interest income ..................................................................            $ 15,366               $  9,565
Net gain on sale of mortgage loans ...................................................              20,357                 27,980
Mark to market on residual interests in subprime securitizations .....................              (7,843)                   435
Other income .........................................................................               3,471                    297
---------------------------------------------------------------------------------------------------------------------------------
  Total production revenue ...........................................................              31,351                 38,277
---------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits .........................................................              15,840                 13,485
Occupancy expense ....................................................................               2,567                  1,921
Provision expense ....................................................................               2,893                  2,330
General and administrative expenses ..................................................               7,460                  2,160
---------------------------------------------------------------------------------------------------------------------------------
  Total production expenses ..........................................................              28,760                 19,896
---------------------------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ......................................................            $  2,591               $ 18,381
---------------------------------------------------------------------------------------------------------------------------------
Production ...........................................................................            $728,410               $607,664
Whole loan sales and securitizations .................................................             699,317                551,110
Total production revenue to whole loan sales and securitizations .....................             448 bps                695 bps
Total production expenses to production ..............................................             395 bps                327 bps
---------------------------------------------------------------------------------------------------------------------------------
  Net pre-tax production margin ......................................................              53 bps                368 bps
=================================================================================================================================


SUMMARY

         During 1999, subprime production volume of $728.4 million exceeded whole loan sales and securitizations of $699.3 million by $29.1 million. At December 31, 1999, the Company had unsold subprime mortgage loans of $128.8 million as compared to $97.9 million at December 31, 1998. Overall, the Company operated during 1999 at a 0.53% pre-tax subprime production margin. The 315 basis point decline in the pre-tax subprime production margin is primarily due to the 217 basis point decline in net gain on the sale of subprime mortgage loans. This decline is primarily attributable to compressed margins in the subprime market during 1999 and the higher relative volumes of whole loan sales as compared to securitizations from year to year. Salary and employee benefit costs increased by 17%, or $2.4 million from 1998 to 1999. This was primarily due to an increase in production volume of 20%. Occupancy expense increased by $0.6 million primarily due to branch expansion cost and the workforce reduction charge of $0.2 million. Workforce reduction charges are discussed elsewhere in this Management's Discussion and Analysis. General and administrative expenses increased approximately $5.3 million primarily due to a 20% increase in production volume for 1999 as compared to 1998.

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


($ in thousands)                                                                                                      Variance
  Average Volume    Average Rate                                                                Interest            Attributable to
---------------------------------                                                          ---------------          ---------------
  1999       1998    1999    1998                                                            1999    1998  Variance  Rate  Volume
---------------------------------                                                          ----------------------------------------
$235,552  $142,685  10.62%  10.29%  Mortgages Held-for-Sale and Residual Certificates....  $25,026  $14,684  $10,342  $785  $9,557
---------------------------------                                                          ----------------------------------------
$171,358  $ 97,534  5.73%   5.25%   Total Interest Expense................................ $ 9,819  $ 5,119  $ 4,700  $825  $3,875
---------------------------------                                                          ----------------------------------------
                    4.89%   5.04%   Net Interest Income................................... $15,207  $ 9,565  $ 5,642  $(40) $5,682
                    =============                                                                            ======================
                                    Allocation to Agency-Eligible Servicing Division......     159       --
                                                                                           ----------------
                                    Net Interest Income................................... $15,366  $ 9,565
                                                                                           ================


         Net interest income from subprime products increased to $15.4 million for 1999 as compared to $9.6 million for 1998. This was primarily the result of the increase in subprime loan production volume and an increase in accretion income earned on residual interests to $6.6 million for 1999 as compared to $3.4 million for 1998.

NET GAIN ON SALE AND SECURITIZATION OF SUBPRIME MORTGAGE LOANS

         A reconciliation of the gain on securitization of subprime mortgage loans for the periods indicated follows:


                                                                                                For the Year Ended December 31,
                                                                                                -------------------------------
($ in thousands)                                                                                     1999               1998
-------------------------------------------------------------------------------------------------------------------------------
Gross proceeds on securitization of subprime mortgage loans ..........................            $248,456             $318,040
Initial acquisition cost of subprime mortgage loans securitized, net of fees .........             252,162              324,549
-------------------------------------------------------------------------------------------------------------------------------
Unadjusted loss on securitization of subprime mortgage loans .........................              (3,706)              (6,509)
Initial capitalization of residual certificates ......................................              16,394               22,240
Net deferred costs and administrative fees recognized ................................              (2,898)                 357
-------------------------------------------------------------------------------------------------------------------------------
Net gain on securitization of subprime mortgage loans ................................            $  9,790             $ 16,088
===============================================================================================================================


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


                                           1997-1        1997-2         1998-1         1998-2         1999-1         1999-2
----------------------------------------------------------------------------------------------------------------------------
Prepayment Speeds
  Fixed rate mortgages ...........        34% cpr        32% cpr        32% cpr        32% cpr        30% cpr        30% cpr
  Adjustable rate mortgages ......        34% cpr        32% cpr        32% cpr        32% cpr        30% cpr        30% cpr
============================================================================================================================


         Terminal prepayment rate assumptions specific to the individual certificates for purposes of the December 31, 1998 valuations are set forth below:


                                          1997-1       1997-2       1998-1       1998-2         Other
-----------------------------------------------------------------------------------------------------
Prepayment speeds
  Fixed rate mortgages                    32% cpr      30% cpr      28% cpr      28% cpr       32% cpr
  Adjustable rate mortgages               32% cpr      30% cpr      28% cpr      28% cpr       24% cpr
======================================================================================================


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


                                   Resource Bancshares Mortgage Group, Inc.  21

         As summarized in the following analysis, the recorded residual values imply that the Company's securitizations are valued at 1.55 times the implied excess yield at December 31, 1999, as compared to the 1.63 multiple implied at December 31, 1998. The table below represents balances as of December 31, 1999, unless otherwise noted.


                                                        Securitizations
                                 ------------------------------------------------------------
($ in thousands)                  1997-1    1997-2    1998-1    1998-2     1999-1      1999-2   Subtotal     Other      Total
------------------------------------------------------------------------------------------------------------------------------
Residual Certificates .........  $ 5,971   $ 7,153   $10,334   $ 12,460   $  9,566   $  8,898   $ 54,382    $    --   $ 54,382
Bonds .........................  $22,763*  $34,349*  $74,099*  $139,882*  $121,887*  $125,000*  $517,980    $28,763*  $546,743
------------------------------------------------------------------------------------------------------------------------------
Subtotal ......................  $28,734   $41,502   $84,433   $152,342   $131,453   $133,898   $572,362    $28,763   $601,125
Unpaid Principal Balance ......  $27,583*  $39,203*  $79,724*  $144,894*  $122,689*  $125,329*  $539,422    $31,253*  $570,675
------------------------------------------------------------------------------------------------------------------------------
Implied Price .................   104.17    105.86    105.91     105.14     107.14     106.84     106.11      92.03     105.34
------------------------------------------------------------------------------------------------------------------------------
Collateral Yield ..............    12.03     11.19      9.80       9.73       9.84       9.82      10.01      10.37      10.03
Collateral Equivalent
  Securitization Costs ........    (0.71)    (0.64)    (0.59)     (0.60)     (0.62)     (0.68)     (0.63)     (0.50)     (0.62)
Collateral Equivalent Bond Rate    (5.10)    (5.18)    (5.55)     (6.21)     (5.98)     (6.18)     (5.92)     (6.68)     (5.96)
------------------------------------------------------------------------------------------------------------------------------
Implied Collateral Equivalent
  Excess Yield ................     6.22      5.37      3.66       2.92       3.24       2.96       3.46       3.19       3.45
------------------------------------------------------------------------------------------------------------------------------
Implied Premium Above Par .....     4.17      5.86      5.91       5.14       7.14       6.84       6.11         --       5.34
Implied Collateral Equivalent
  Excess Yield ................     6.22      5.37      3.66       2.92       3.24       2.96       3.46       3.19       3.45
------------------------------------------------------------------------------------------------------------------------------
Multiple ......................     0.67x     1.09x     1.61x      1.76x      2.20x      2.31x      1.76x        --x      1.55x
==============================================================================================================================

*Amounts were based upon trustee statements dated January 25, 2000 that covered the period ended December 31, 1999.

         A summary of key information relevant to the subprime residual assets at December 31, 1999 is set forth below:


                                                                Securitizations
                                      ------------------------------------------------------------------
                                       1997-1      1997-2      1998-1       1998-2      1999-1    1999-2     Other*     Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .....    $ 7,997     $ 9,702     $ 10,815     $ 12,569     $   --    $   --    $ 4,700     $ 45,783
Initial Capitalization of Residual
  Certificates ...................         --          --           --           --      7,826     6,330         --       14,156
Accretion ........................      1,140       1,245        1,325        1,521        593        --        752        6,576
Mark-to-Market ...................     (1,641)     (1,130)      (1,705)      (1,630)     1,147     2,568     (5,452)      (7,843)
Cash Flow ........................     (1,525)     (2,664)        (101)          --         --        --         --       (4,290)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 .....    $ 5,971     $ 7,153     $ 10,334     $ 12,460     $9,566    $8,898    $    --     $ 54,382
================================================================================================================================


*Represents a portion of a residual certificate the Company received in 1997 in settlement of an account receivable. In 1999 the Company decided to conservatively write off this receivable.

         A summary of key information relevant to the subprime residual assets at December 31, 1998 is set forth below:


                                                                           Securitizations
                                                          -----------------------------------------------
                                                            1997-1       1997-2      1998-1       1998-2      Other       Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 .......................      $ 7,910       $ 6,507     $    --      $    --     $ 5,267     $ 19,684
Initial Capitalization of Residual Certificates ....           --         2,164       9,040       11,017          --       22,221
Accretion ..........................................        1,073         1,153         559           --         661        3,446
Mark-to-Market .....................................         (986)         (122)      1,216        1,552      (1,225)         435
Cash Flow ..........................................           --            --          --           --          (3)          (3)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 .......................      $ 7,997       $ 9,702     $10,815      $12,569     $ 4,700     $ 45,783
=================================================================================================================================


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

         A reconciliation of the gain on subprime mortgage whole loan sales for the periods indicated follows:


                                                                                         For the Year Ended December 31,
                                                                                         --------------------------------
($ in thousands)                                                                           1999                  1998
-------------------------------------------------------------------------------------------------------------------------
Gross proceeds on whole loan sales of subprime mortgage loans ............               $463,443               $238,186
Initial acquisition cost of subprime mortgage loans sold, net of fees ....                447,155                226,561
-------------------------------------------------------------------------------------------------------------------------
Unadjusted gain on whole loan sales of subprime mortgage loans ...........                 16,288                 11,625
Net deferred costs and administrative fees recognized ....................                 (5,721)                   267
-------------------------------------------------------------------------------------------------------------------------
Net gain on whole loan sales of subprime mortgage loans ..................               $ 10,567               $ 11,892
=========================================================================================================================

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

MARK TO MARKET OF RESIDUAL INTERESTS IN SUBPRIME SECURITIZATIONS

         The Company generally retains residual certificates in connection with the securitization of subprime loans. These residual certificates are adjusted to approximate market value each quarter. For the years ended December 31, 1999 and 1998, respectively, mark-to-market gain (loss) on residuals was approximately $(7.8) million and $0.4 million, respectively.

OTHER INCOME

         Other subprime income consists primarily of prepayment penalties received upon early payoff of loans.

AGENCY-ELIGIBLE MORTGAGE SERVICING

         Following is a comparison of the revenues and expenses of the Company's agency-eligible mortgage servicing operations for the years ended December 31, 1999 and 1998:


                                                                                                    For the Year Ended December 31,
                                                                                                  ----------------------------------
($ in thousands)                                                                                      1999                   1998
------------------------------------------------------------------------------------------------------------------------------------
Net interest expense .................................................................            $   (4,555)            $        --
Loan servicing fees ..................................................................                41,791                  37,856
Other income .........................................................................                   582                     455
------------------------------------------------------------------------------------------------------------------------------------
  Servicing revenues .................................................................                37,818                  38,311
Salary and employee benefits .........................................................                 3,399                   3,449
Occupancy expense ....................................................................                   419                     443
Amortization and provision for impairment of mortgage servicing rights ...............                29,580                  27,897
General and administrative expenses ..................................................                 5,984                   6,446
------------------------------------------------------------------------------------------------------------------------------------
  Total loan servicing expenses ......................................................                39,382                  38,235
------------------------------------------------------------------------------------------------------------------------------------
  Net pre-tax servicing margin .......................................................                (1,564)                     76
Gain on sale of mortgage servicing rights ............................................                 7,262                   1,753
------------------------------------------------------------------------------------------------------------------------------------
  Net pre-tax servicing contribution .................................................            $    5,698             $     1,829
====================================================================================================================================
Average servicing portfolio ..........................................................            $9,279,848             $ 9,386,653
Servicing sold .......................................................................             9,104,706              10,922,288
------------------------------------------------------------------------------------------------------------------------------------
Net pre-tax servicing margin to average servicing portfolio ..........................               (2) bps                   0 bps
Gain on sale of servicing to servicing sold ..........................................                 8 bps                   2 bps
====================================================================================================================================


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


                                   Resource Bancshares Mortgage Group, Inc.  23

GAIN ON SALE OF MORTGAGE SERVICING RIGHTS

         A reconciliation of the components of gain on sale of mortgage servicing rights for the periods indicated follows:


                                                                                                          For the Year Ended
                                                                                                               December 31,
                                                                                                       ---------------------------

($ in thousands)                                                                                           1999           1998
----------------------------------------------------------------------------------------------------------------------------------
Underlying unpaid principal balances of agency-eligible mortgage loans on which servicing rights
  were sold during the period ....................................................................     $9,104,706     $10,922,288
=================================================================================================================================
Gross proceeds from sales of mortgage servicing rights ...........................................     $  245,302     $   256,292
Initial acquisition basis, net of amortization and hedge results .................................        179,721         189,918
---------------------------------------------------------------------------------------------------------------------------------
Unadjusted gain on sale of mortgage servicing rights .............................................         65,581          66,374
Acquisition basis allocated from mortgage loans, net of amortization (SFAS No. 125) ..............        (58,319)        (64,621)
---------------------------------------------------------------------------------------------------------------------------------
Gain on sale of mortgage servicing rights ........................................................     $    7,262     $     1,753
=================================================================================================================================


         Gain on sale of mortgage servicing rights increased $5.5 million from $1.8 million for 1998 to $7.3 million for 1999. The increase in the gain on sale of mortgage servicing rights is primarily attributable to rising rates which benefited the execution of servicing sales into the secondary markets.

COMMERCIAL MORTGAGE OPERATIONS

         On September 29, 2000, the Company closed on an agreement to sell substantially all of the assets of Laureate to BB&T Corporation of Winston-Salem, N.C. The results of Laureate's operations are carried in the caption "Discontinued Operations" in the Company's income statement for all periods presented.

LEASING OPERATIONS

         Following is a summary of the revenues and expenses of the Company's small-ticket equipment leasing operations for the periods indicated:


                                                                           For the Year Ended December 31,
                                                                           ------------------------------
($ in thousands)                                                               1999               1998
---------------------------------------------------------------------------------------------------------
Net interest income ............................................            $  7,270            $  4,637
Other income ...................................................               1,395                 753
---------------------------------------------------------------------------------------------------------
  Leasing production revenue ...................................               8,665               5,390
---------------------------------------------------------------------------------------------------------
Salary and employee benefits ...................................               2,654               2,347
Occupancy expense ..............................................                 453                 376
Provision expense ..............................................               1,908               1,121
General and administrative expenses ............................               1,260               1,463
---------------------------------------------------------------------------------------------------------
  Total lease operating expenses ...............................               6,275               5,307
---------------------------------------------------------------------------------------------------------
  Net pre-tax leasing production margin ........................               2,390                  83
Servicing fees .................................................                 620               1,014
---------------------------------------------------------------------------------------------------------
  Net pre-tax leasing margin ...................................            $  3,010            $  1,097
---------------------------------------------------------------------------------------------------------
Average owned leasing portfolio ................................            $125,258            $ 73,508
Average serviced leasing portfolio .............................              24,831              53,480
---------------------------------------------------------------------------------------------------------
Average managed leasing portfolio ..............................            $150,089            $126,988
=========================================================================================================
Leasing production revenue to average owned portfolio ..........             692 bps             733 bps
Leasing operating expenses to average owned portfolio ..........             501 bps             721 bps
---------------------------------------------------------------------------------------------------------
Net pre-tax leasing production margin ..........................             191 bps              12 bps
=========================================================================================================
Servicing fees to average serviced leasing portfolio ...........             250 bps             190 bps
=========================================================================================================


         The 61% increase in leasing production revenue for 1999 as compared to 1998 is primarily due to the 70% increase in the average owned leasing portfolio which is due to the policy of retaining originated leases on the balance sheet. The net pre-tax leasing margin improved in 1999 as compared to 1998 due to the increase in production revenue which was only partially offset by an 18% increase in lease operating expenses. The Company was able to achieve efficiencies in managing costs in 1999 because the volume of leases owned substantially increased. Substantially all of the Company's lease receivables are acquired from independent brokers who operate throughout the continental United States and referrals from independent banks. The Company has made an effort to increase the owned portfolio. As it has increased its owned portfolio more cost efficiencies have been achieved thereby increasing the net pre-tax leasing production margin.

NET INTEREST INCOME

         Net interest income for 1999 was $7.3 million as compared to $4.6 million for 1998. This is equivalent to a net interest margin of 3.25% and 4.35% for 1999 and 1998, respectively, based upon average lease receivables owned of $125.3 million and $73.5 million, respectively, and average debt outstanding of $92.4 and $53.5 million, respectively.

OTHER

         During the third quarter of 1999, the Company reorganized its reporting cost centers and is now reporting holding company costs as a reconciling item between the segmented income statement and the consolidated income statement. The primary components of holding company costs are (1) interest expense on the debt on the Company's corporate headquarters; (2) salary and employee benefits of corporate personnel; (3) depreciation on the corporate headquarters and (4) income taxes. The 1998 segmented income statement has been restated to conform with the 1999 segmented income statement presentation.

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


                                                      Agency-Eligible
                                                --------------------------                      Other/
($ in thousands)                                Production       Servicing      Subprime      Eliminations    Consolidated
--------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits .........          $   820           $ 31           $ 166           $   2           $ 1,019
Occupancy expense ....................            1,780             --             186             190             2,156
General and administrative expenses ..              448             --             164               2               614
--------------------------------------------------------------------------------------------------------------------------
Net pre-tax impact ...................            3,048             31             516             194             3,789
Estimated allocable income tax expense           (1,136)           (12)           (192)            (72)           (1,412)
--------------------------------------------------------------------------------------------------------------------------
Net after-tax impact .................          $ 1,912           $ 19           $ 324           $ 122           $ 2,377
==========================================================================================================================


FINANCIAL CONDITION

         During 2000, the Company experienced a 28% decrease in the volume of production originated and acquired compared with 1999. Production decreased to $6.4 billion during 2000 from $8.9 billion during 1999. The December 31, 2000, locked residential mortgage application pipeline (mortgage loans not yet closed but for which the interest rate has been locked) was approximately $0.6 billion and the application pipeline (mortgage loans for which the interest rate has not yet been locked) was approximately $0.4 billion. This compares to a locked mortgage application pipeline of $0.4 billion and a $0.3 billion application pipeline at December 31, 1999.

         Mortgage loans held-for-sale and mortgage-backed securities totaled $0.5 billion at December 31, 2000 and December 31, 1999. The Company's servicing portfolio (exclusive of loans serviced under subservicing agreements) increased to $8.0 billion at December 31, 2000, from $7.8 billion at December 31, 1999, an increase of 3%.

         Short-term borrowings, which are the Company's primary source of funds, totaled $0.8 billion at December 31, 2000, compared to $0.7 billion at December 31, 1999, an increase of 14%. At December 31, 2000, there were $6.1 million in long-term borrowings, compared to $6.3 million at December 31, 1999. Other liabilities totaled $91.0 million as of December 31, 2000, compared to the December 31, 1999 balance of $84.8 million, an increase of $6.2 million, or 7.3%.

         The Company continues to face the same challenges as other production-oriented companies within the mortgage banking industry and as such is not immune from significant volume declines precipitated by competitive pricing, a rise in interest rates and other factors beyond the Company's control. These and other important factors that could cause actual results to differ materially from those reported are listed under the Risk Factors section in the Company's 2000 Form 10K.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. In July 2000, the Company and its wholly owned subsidiaries RBMG, Inc., Meritage Mortgage Corporation and RBMG Asset Management Company, Inc. (not including the Company, the Restricted Group), entered into a $325 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 2001. The credit agreement includes covenants requiring the Restricted Group to maintain (i) a minimum net worth of $150 million, plus the Restricted Group's net income subsequent to June 30, 2000, plus 90% of capital contributions to the Restricted Group and minus restricted payments, (ii) a ratio of total Restricted Group liabilities to tangible net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) RBMG, Inc.'s eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans, (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $5 billion and (v) a ratio of consolidated cash flow to consolidated interest expense (these terms are defined in the loan agreements) of at least 1.25 to 1.00 for any period of two consecutive fiscal quarters (the interest rate coverage ratio). The Company is required to maintain $10 million of liquidity pursuant to the agreement. The provisions of the agreement also restrict the Restricted Group's ability to engage significantly in any type of business unrelated to the mortgage banking and lending business and the servicing of mortgage loans.

         In July 2000, the Company and the Restricted Group also entered into a $65 million subprime revolving credit facility and a $200 million servicing revolving credit facility, which expire in July 2001. These facilities include covenants identical to those described above with respect to the warehouse line of credit.

         The Restricted Group was in compliance with the debt covenants in place at December 31, 2000. Although management anticipates continued compliance with current debt covenants, there can be no assurance that the Restricted Group will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

         Meritage, RBMG and a bank are parties to a master repurchase agreement, pursuant to which Meritage and RBMG are entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $150 million to the bank. The master repurchase agreement has been extended through July 2001.


                                  Resource Bancshares Mortgage Group, Inc.  25

         RBMG and Prime Funding Company entered into a $50 million commercial paper conduit facility in November 2000. The facility expires in November 2001.

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

         The Company has entered into a $10.0 million unsecured line of credit agreement that expires in July 2001. The interest rate on funds borrowed is based upon the prime rate announced by a major money center bank.

         Republic Leasing, a wholly-owned subsidiary of the Company, has a $200 million credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in February 2001 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by Republic Leasing. The warehouse credit agreement also requires the Company to maintain a minimum net worth of $60 million and Republic Leasing to maintain a ratio of total liabilities to net worth of no more than 10.0 to 1.0.

         The Company has been repurchasing its stock pursuant to Board authority since March 1998, and, as of December 31, 2000, the Company had remaining authority to repurchase up to $3.5 million of the Company's common stock in either open market transactions or in private or block trades. Decisions regarding the amount and timing of repurchases will be made by management based upon market conditions and other factors. Shares repurchased are maintained in the Company's treasury account and are not retired. At December 31, 2000, there were 6,949,711 shares held in the Company's treasury account at an average cost of $7.20 per share.

NEW ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment,
(2) a hedge of the exposure to variable cash flows of a forecasted transaction or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency denominated forecasted transaction. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). The Company implemented SFAS No. 133 on January 1, 2001 and recorded certain transition adjustments in the manner prescribed in SFAS No. 133. See discussion regarding adjustments and table below.

         Under SFAS No. 133, rate lock commitments given to borrowers, correspondents or brokers are considered to be derivatives. The Derivative Implementation Group (DIG) of the FASB has not yet made a final resolution as to how mortgage companies should value rate locks. Pending ultimate resolution of this issue by the FASB, the Company has tentatively implemented SFAS No. 133 assuming that the value of such derivatives is zero at rate lock date. Commencing January 1, 2001, the Company will record on its balance sheet any changes in value from the date of rate lock to the balance sheet date.

         The Company hedges the interest rate risk inherent in rate lock commitments with mandatory delivery commitments to sell loans and, to a lesser extent, with options and futures transactions. Mandatory delivery commitments, options and futures are considered to be derivatives under SFAS No. 133. Accordingly, commencing January 1, 2001, these instruments will be marked-to-market at the balance sheet date, with the result being reported as an asset or liability in the balance sheet.

         Certain of the Company's derivatives no longer needed for hedging rate locks are "paired off" with an opposite position in the same derivative security. Under SFAS No. 133, both positions are derivatives that must be marked-to-market and the result carried as assets or liabilities in the balance sheet until settlement date of the respective trades.

         The Company hedges the future cash flows from sale of its inventory of closed loans held-for-sale with mandatory delivery commitments to sell loans. Mandatory delivery commitments are considered to be derivatives under SFAS No. 133 and are to be carried as an asset or liability on the balance sheet. Closed loans are not derivatives and are carried at the lower of cost or market (LOCOM) on the Company's balance sheet. Under SFAS No. 133, to the extent that the Company establishes statistical correlation between changes in the value of the hedge with changes in the value of the closed loans held-for-sale, it can mark those derivatives to market and record the after tax impact of that in the "Other Comprehensive Income" (OCI) caption in the equity section of the balance sheet. If the LOCOM valuation of closed loans is a net loss, the Company must record a charge to earnings. Simultaneously, the Company may take out of OCI a like amount and record it in the income statement as an offset to the LOCOM adjustment.

         The Company hedges the interest rate risk (prepayment risk) inherent in its servicing rights assets with various instruments including interest rate floors, interest rate corridors, interest rate swaps, interest rate swaptions, CPC call options, PO swaps, treasury futures and agency futures contracts. Each of these instruments is considered to be a derivative under SFAS No. 133 and must be marked-to-market, with the value being reported as an asset or a liability in the balance sheet. Under SFAS No. 133 and the guidance provided by the DIG, the Company may elect, at its option, hedge accounting treatment for its servicing rights. If changes in the value of the servicing rights and the hedges meet certain correlation criteria, changes in the fair value of the servicing rights may be offset in the income statement by changes in the fair value of the hedging instrument. The Company may elect not to qualify for hedge accounting treatment. Under SFAS No. 133, the hedges must be marked-to-market through the income statement. In contrast, servicing rights are LOCOM assets under GAAP. When values go down, the impact is recorded through the income statement. When values go up, the increase may be recorded in earnings only to the extent of impairment reserves established by previous writedowns of servicing under SFAS No. 125. The election for hedge treatment must be made at the beginning of the accounting period. The Company did not elect hedge accounting treatment as of January 1, 2001. Since the Company already carried the value of its servicing hedges on its balance sheet at December 31, 2000, there was no transition adjustment made at January 1, 2001.

         The Company enters into interest rate swaps to pay fixed rate and receive floating rate as a cash flow hedge of its variable rate debt used to finance its fixed rate lease receivables. Interest rate swaps are considered to be derivatives under SFAS No. 133 and are to be carried at market value as assets or liabilities in the balance sheet with an offsetting entry to OCI.

         Under the transition rules of SFAS No. 133, as of January 1, 2001, the Company will recognize the value of derivatives on its balance sheet. It will recognize in a separate line in its income statement in 2001, the cumulative effect of changing to SFAS No. 133. That cumulative effect will be the difference between retained earnings at December 31, 2000 and the amount of retained earnings that would have been reported at that date if SFAS No. 133 had been retroactively applied to all prior periods. The table below highlights the impact of this transition adjustment.

                                                                               Balance Sheet
                                                    ----------------------------------------------------------------      Cumulative
                                                    Derivative        Tax       Derivative      Tax                        Effect of
($ in thousands)                                       Assets        Asset      Liabilities   Liability        OCI          Change
----------------------------------------------------------------------------------------------------------------------------------
Rate lock commitments .........................       $ 1,366       $    --       $    --       $ 509       $     --        $  857
Derivatives hedging rate lock commitments .....           308           663         1,780         115             --          (924)
Pairoffs of derivatives .......................            55            70           187          21             --           (83)
Derivatives hedging loans held-for-sale .......            --         1,703         4,568          --         (2,865)           --
Derivatives swapping variable rate debt to
  fixed rate debt .............................            --           659         1,745          --         (1,086)           --
----------------------------------------------------------------------------------------------------------------------------------
Total impact ..................................       $ 1,729       $ 3,095       $ 8,280       $ 645       $ (3,951)       $ (150)
==================================================================================================================================

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

SUMMARY

         On a combined divisional basis, during the years ended December 31, 2000 and 1999, the Company generated approximately $13.6 million and $64.7 million, respectively, of positive funds from continuing operations.

                                           For the Twelve Months Ended
                                                   December 31,
                                           ---------------------------
($ in thousands)                              2000             1999
----------------------------------------------------------------------
Agency-eligible production ........        $ (24,460)        $ 26,348
Agency-eligible servicing .........           22,558           28,623
Subprime production ...............            9,019            4,517
Leasing ...........................            6,455            5,224
----------------------------------------------------------------------
                                           $  13,572         $ 64,712
======================================================================

         Each of the Company's divisions produced positive operating funds during both periods except for agency-eligible production which produced negative operating funds in 2000. The combined positive operating funds were invested to reduce indebtedness, pay dividends, repurchase stock and purchase fixed assets.

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

                                                              For the Twelve Months Ended
                                                                      December 31,
                                                              ---------------------------
($ in thousands)                                                   2000            1999
-----------------------------------------------------------------------------------------
Income (loss) before income taxes .....................        $ (25,630)        $    813
Deduct:
  Net gain on sale of mortgage loans, as reported .....          (24,194)         (64,033)
Add back:
  Cash gains on sale of mortgage loans ................           (3,111)          13,454
  Cash gains on sale of mortgage servicing rights .....           20,507           65,581
  Depreciation ........................................            5,866            4,811
  Provision expense ...................................            2,102            5,722
-----------------------------------------------------------------------------------------
                                                               $ (24,460)        $ 26,348
=========================================================================================


                   Resource Bancshares Mortgage Group, Inc.                   27

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

                                                                                       For the Twelve Months Ended
                                                                                               December 31,
                                                                                       ----------------------------
($ in thousands)                                                                           2000             1999
-------------------------------------------------------------------------------------------------------------------
Income before income taxes .....................................................        $      88         $   5,698
Deduct:
  Net gain on sale of mortgage servicing rights, as reported ...................           (2,222)           (7,262)
Add back:
  Amortization and provision for impairment of mortgage servicing rights .......           24,560            29,580
  Depreciation .................................................................              132               607
-------------------------------------------------------------------------------------------------------------------
                                                                                        $  22,558         $  28,623
===================================================================================================================

SUBPRIME PRODUCTION

         Generally, the Company purchases subprime loans through a wholesale broker network. The Company then separately sells or securitizes the loans so produced. Existing accounting principles require that at the time loans are securitized, the Company capitalize the estimated fair value of future cash flows to be received in connection with retention by the Company of a residual interest in the securitized loans. Accordingly, amounts reported as gains on sale of subprime mortgage loans may not represent cash gains to the extent that associated residual interests are retained and capitalized. In 2000, the Company sold all of its loans to the cash markets. In this context, the table below reconciles the major elements of pre-tax operating funds flow of the Company's subprime mortgage production activities.

                                                                         For the Twelve Months Ended
                                                                                 December 31,
                                                                         ---------------------------
($ in thousands)                                                            2000             1999
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes ...............................        $ (37,233)        $   2,591
Deduct:
  Net gain on sale of subprime loans, as reported ...............          (13,149)          (20,357)
  Cash losses on securitization of subprime loans ...............               --            (3,706)
  Accretion income on residuals .................................           (5,634)           (6,576)
Add back:
  Cash gains on sale of whole subprime loans ....................           19,593            16,288
  Cash received from investments in residual certificates .......            1,922             4,290
  Depreciation and amortization of goodwill and intangibles .....            1,729             1,251
  Provision expense .............................................            2,453             2,893
  Mark-to-market on residuals ...................................           39,338             7,843
----------------------------------------------------------------------------------------------------
                                                                         $   9,019         $   4,517
====================================================================================================

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

                                                                         For the Twelve Months Ended
                                                                                 December 31,
                                                                         ---------------------------
($ in thousands)                                                            2000             1999
----------------------------------------------------------------------------------------------------
Income before income taxes ......................................        $   3,005         $   3,010
Add back:
  Depreciation and amortization of goodwill and intangibles .....              317               306
Provision expense ...............................................            3,133             1,908
----------------------------------------------------------------------------------------------------
                                                                         $   6,455         $   5,224
====================================================================================================

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         A primary market risk facing the Company is interest rate risk. The Company attempts to manage this risk by striving to balance its loan origination and loan servicing business segments, which are countercyclical in nature. In addition, the Company uses various financial instruments, including derivatives contracts, to manage the interest rate risk related specifically to its committed pipeline, mortgage loan inventory, mortgage-backed securities held-for-sale, servicing rights and leases. The overall objective of the Company's interest rate risk management policies is to mitigate potentially significant adverse effects that changes in the values of these items, resulting from changes in interest rates, might have on the Company's consolidated balance sheet. The Company does not speculate on the direction of interest rates in its management of interest rate risk.

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

                                                                                 If Interest Rates Were to
                                                                     ------------------------    ------------------------
                                                   2000               Increase      Decrease      Increase      Decrease
                                         -------------------------   ----------------------------------------------------
                                          CARRYING       ESTIMATED        50 Basis Points             100 Basis Points
                                           AMOUNT       FAIR VALUE      Estimated Fair Value       Estimated Fair Value
-------------------------------------------------------------------------------------------------------------------------
Mortgage loans held-for-sale and
  mortgage-backed securities ........    $  541,785A   $  543,528A   $  542,829a   $  543,698a   $  542,418a   $  544,204a
Servicing rights, net ...............       176,395B      185,383B      187,113b      184,226b      187,969b      182,569b
Lease receivables ...................       191,777       193,290C      192,909c      193,571c      192,731c      193,586c
Other assets ........................       159,796       159,796       159,796       159,796       159,796       159,796
-------------------------------------------------------------------------------------------------------------------------
  Total assets ......................    $1,069,753    $1,081,997    $1,082,647    $1,081,291    $1,082,914    $1,080,155
-------------------------------------------------------------------------------------------------------------------------
Long-term borrowings ................    $    6,145    $    6,361    $    6,210    $    6,517    $    6,064    $    6,677
Other liabilities ...................       911,839       911,839       911,839       911,839       911,839       911,839
-------------------------------------------------------------------------------------------------------------------------
  Total liabilities .................    $  917,984    $  918,200    $  918,049    $  918,356    $  917,903    $  918,516
-------------------------------------------------------------------------------------------------------------------------
Net equity value ....................    $  151,769    $  163,797    $  164,598    $  162,935    $  165,011    $  161,639
=========================================================================================================================

a Estimated fair value has been adjusted to include $1,366, $(6,347), and $434 for estimated fair value of mortgage purchase commitments, mandatory delivery commitments and purchase option contracts, respectively, which have been allocated as hedges against mortgage loans held-for-sale and mortgage-backed securities. In addition, $211 of carrying value relating to purchase option contracts has been classified as mortgage loans held-for-sale and mortgage-backed securities.
b Estimated fair value and carrying value have been adjusted to include $15,629 of interest rate floor contracts for 2000 which has been allocated as hedges against servicing rights, net. For the 50 bps increase, the 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, the estimated fair value has been adjusted to include $10,591, $23,399, $7,219 and $34,492, respectively, of interest rate floor contracts which have been allocated as hedges against servicing rights, net.
c Estimated fair value has been adjusted to include $(1,745), $(674), $(2,932), $582 and $(4,134), respectively, of interest rate swap contracts for 2000, 50 bps increase, 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, which have been allocated as hedges against lease receivables.

                                                                                             If Interest Rates Were to
                                                                                -------------------------------------------------
                                                              1999              Increase      Decrease     Increase      Decrease
                                                    -------------------------   -------------------------------------------------
                                                     Carrying       Estimated      50 Basis Points             100 Basis Points
                                                      Amount       Fair Value    Estimated Fair Value       Estimated Fair Value
---------------------------------------------------------------------------------------------------------------------------------
Mortgage loans held-for-sale and
  mortgage-backed securities ....................   $  482,307a  $  483,606a  $  483,183a  $  484,113a  $  482,940a   $  484,583a
Servicing rights, net ...........................      183,832b     201,068b     206,215b     196,345b     209,773b      192,980b
Lease receivables ...............................      155,559      160,125c     157,849c     162,429c     162,256c      164,764c
Residual interests in subprime securitizations ..       54,382       54,382       53,547       54,982       52,602        55,492
Other assets ....................................      151,102      152,562      152,562      152,562      152,562       152,562
---------------------------------------------------------------------------------------------------------------------------------
  Total assets ..................................   $1,027,182   $1,051,743   $1,053,356   $1,050,431   $1,060,133    $1,050,381
---------------------------------------------------------------------------------------------------------------------------------
Long-term borrowings ............................   $    6,259   $    6,190   $    6,190   $    6,190   $    6,190    $    6,190
Other liabilities ...............................      808,451      808,451      808,451      808,451      808,451       808,451
---------------------------------------------------------------------------------------------------------------------------------
  Total liabilities .............................   $  814,710   $  814,641   $  814,641   $  814,641   $  814,641    $  814,641
---------------------------------------------------------------------------------------------------------------------------------
Net equity value ................................   $  212,472   $  237,102   $  238,715   $  235,790   $  245,492    $  235,740
=================================================================================================================================

a Estimated fair value has been adjusted to include $(840), $2,209, and $343 for estimated fair value of mortgage purchase commitments, mandatory delivery commitments and purchase option contracts, respectively, which have been allocated as hedges against mortgage loans held-for-sale and mortgage-backed securities. In addition, $1,803 of carrying value relating to purchase option contracts has been classified as mortgage loans held-for-sale and mortgage-backed securities.
b Estimated fair value and carrying value have been adjusted to include $6,269 of interest rate floor contracts for 1999 which has been allocated as hedges against servicing rights, net. For the 50 bps increase, the 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, the estimated fair value has been adjusted to include $3,754, $10,240, $2,506 and $16,517, respectively, of interest rate floor contracts which have been allocated as hedges against servicing rights, net.
c Estimated fair value has been adjusted to include $(1,358), $(2,349), $(355), $3,327 and $663, respectively, of interest rate swap contracts for 1999, 50 bps increase, 50 bps decrease, 100 bps increase and 100 bps decrease, respectively, which have been allocated as hedges against lease receivables.

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


                   Resource Bancshares Mortgage Group, Inc.                   29
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

         Accordingly, the Company is subject to the risk that the market value of its on-balance sheet mortgage loans held-for-sale and the mortgage loans it is obligated to purchase under its mortgage purchase commitments may change significantly prior to resale. In order to limit its resale price exposure for agency-eligible mortgage loans, the Company enters into mandatory delivery commitments which are contracts for delayed delivery of mortgage loans to third parties. Mandatory delivery commitments obligate the Company to sell agency-eligible mortgage loans on a delayed delivery basis at a price which is fixed as of the date of the contract. Since mandatory delivery commitments enable the Company to fix its resale prices for both on-balance sheet mortgage loans held-for-sale (for which a fixed price has already been paid) and for anticipated loan closures subject to mortgage purchase commitments (which fix the delayed purchase price for the resultant mortgage loans), these instruments can effectively limit the Company's resale price exposures.

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

         Purchased call option contracts enable the Company, at its option, to acquire an underlying financial security from a third party at a specified price for a fixed period of time. Purchased put option contracts enable the Company, at its option, to sell an underlying financial security to a third-party at a specified price and for a fixed period of time. Since these financial instruments essentially enable the Company to fix the purchase or sale price on financial instruments whose changes in value have historically correlated closely with changes in value of mortgage loans, these instruments can be used effectively to adjust the Company's overall exposure to resale pricing risks. In addition, these instruments have the advantages of being available in smaller denominations than are typical of the Company's mandatory delivery commitments and of being traded in a highly liquid and efficient secondary market.

         Periodically, the Company, in addition to mandatory delivery commitments, also buys or sells futures contracts as part of its hedging activities for rate locked and closed subprime mortgage loans. Generally, futures positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Futures contracts also may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. Because the changes in value of futures contracts and the hedged items can be based on different indices, there is a risk that the changes in value may not correlate. There were no open futures positions as of December 31, 2000 or 1999.

         As discussed in Note 13, the Company typically sells its produced residential mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. These forward sales contracts commit the Company to deliver mortgage servicing rights backed by contractual levels of unpaid principal balances. Outstanding commitments to deliver totaled $797,000 and $5,480,000 at December 31, 2000 and 1999, respectively.

         The Company also maintains a portfolio of residential mortgage servicing rights which, though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of such mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in actual and expected mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract increases while the value of a mortgage servicing right decreases in a declining interest rate environment. As such, interest rate floor contracts can potentially effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment. Additionally, the Company utilizes Callable Pass Through Certificates (CPC) to diversify basis risk and improve hedge efficacy. The Company purchases a long-term call option on a large pool of mortgage-backed securities. When the price of the mortgage-backed securities rises, the value of the CPC will rise. This hedge offers performance based upon the price and prepayment behavior of mortgage-backed securities, instead of either CMT or CMS basis.

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

                                                                                                  Contract Amount at December 31,
                                                                                                  -------------------------------
                                                                                                      2000               1999
---------------------------------------------------------------------------------------------------------------------------------
Financial instruments whose contract amounts represent credit risk:
  Mortgage loan purchase commitments .....................................................        $   742,469        $   363,402
Financial instruments whose contract amounts exceed the amount of credit risk:
  Mandatory delivery commitments (allocated against mortgages held-for-sale) .............            395,011            484,752
  Mandatory delivery commitments (allocated against mortgage purchase commitments) .......            502,089            273,748
  Purchased option contracts .............................................................             30,000            160,000
  Forward servicing sales contracts ......................................................            797,000          5,480,000
  Interest rate floor contracts ..........................................................          1,185,000          1,700,000
  Interest rate swaps ....................................................................            158,501            125,733
  Callable Pass-Through Certificates .....................................................            343,022            380,000
================================================================================================================================

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

         Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $210 and $1,803 at December 31, 2000 and 1999, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

         The Company uses CMT floors and CMS floors and Callable Pass-Through Certificates to protect itself against interest rate and prepayment risk on its available-for-sale portfolio. The Company monitors the changes in the fair value of these instruments and the hedged mortgage servicing rights on an ongoing basis. Premiums paid for these instruments are initially deferred and included in other assets in the balance sheet and are amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts as well as changes in the fair value of all of these instruments are recorded as a reduction or increase of basis in mortgage servicing rights to the extent that such changes generally correlate with changes in fair value of mortgage servicing rights. Included in the mortgage servicing right basis are deferred gains (losses) of $5,659 and $(5,050) at December 31, 2000 and 1999, respectively. Other assets included $9,970 and $11,318 at December 31, 2000 and 1999, respectively, of unamortized premiums. For the years ended December 31, 2000 and 1999, respectively, $3,336 and $3,608 of deferred premiums paid for interest rate floor contracts were amortized to expense.

         The current variable rate index for 10 year CMT and 10 year CMS were 5.11% and 6.168%, respectively, at December 31, 2000. Other terms of the interest rate floor contracts and Callable Pass-Through Certificates outstanding at December 31, 2000, are summarized as follows:

Contract Type(a)                   Contract Date            Expiration Date        Notional Amount          Strike
-------------------------------------------------------------------------------------------------------------------
CMT .....................        August 20, 1996           August 20, 2001           $    60,000             5.570%
CMT .....................        July 9, 1998              July 9, 2005                   55,000             4.910%
CMT .....................        July 9, 1998              July 9, 2001                  125,000             5.160%
CMT .....................        September 15, 1998        September 15, 2003             75,000             4.500%
CMT .....................        October 13, 1998          October 13, 2003              150,000             4.500%
CMS .....................        November 10, 1998         November 10, 2003             120,000             5.410%
CMT .....................        January 19, 1999          January 19, 2002              200,000             4.200%
CMT .....................        March 15, 1999            March 15, 2002                200,000             4.950%
CPC .....................        May 15, 1999              May 15, 2006                  164,443              N/A
CPC .....................        September 1, 1999         September 30, 2006            178,579              N/A
CMS .....................        March 15, 2000            March 15, 2005                200,000             6.690%
                                                                                     -----------
                                                                                     $ 1,528,022
                                                                                     ===========

(a) Contract types: CMT--Constant Maturity Treasury floor, CMS--Constant Maturity Swap floor, and CPC--Callable Pass-Through Certificate.

         During 2000, the Company purchased one CMS interest-rate floor contract for $1,988 with the contract and expiration dates as listed above. The notional amount of this interest rate floor totaled $200,000. Five interest rate floors with notional amounts totaling $715,000 expired during 2000.


                                Resource Bancshares Mortgage Group, Inc.      31

CONSOLIDATED BALANCE SHEET


                                                                                                              December 31,
                                                                                                       --------------------------
($ in thousands, except share information)                                                                 2000           1999
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash ...............................................................................................   $    15,205    $    30,478
Receivables ........................................................................................        63,098         40,219
Trading securities:
  Residual interests in subprime securitizations ...................................................            --         54,382
Mortgage loans held for sale .......................................................................       541,574        480,504
Lease receivables ..................................................................................       191,777        155,559
Servicing rights, net ..............................................................................       160,766        177,563
Premises and equipment, net ........................................................................        30,771         36,294
Accrued interest receivable ........................................................................         2,645          1,691
Goodwill and other intangibles .....................................................................        11,865         15,478
Other assets .......................................................................................        52,052         35,014
---------------------------------------------------------------------------------------------------------------------------------
      Total assets .................................................................................   $ 1,069,753    $ 1,027,182
---------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Short-term borrowings ............................................................................   $   811,750    $   709,803
  Long-term borrowings .............................................................................         6,145          6,259
  Accrued expenses .................................................................................         9,045         13,826
  Other liabilities ................................................................................        91,044         84,822
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities ............................................................................       917,984        814,710
---------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity
  Preferred stock--par value $0.01--5,000,000 shares authorized; no shares issued or outstanding ...            --             --
  Common stock--par value $0.01--50,000,000 shares authorized; 31,637,331 shares issued at
    December 31, 2000 and December 31, 1999 ........................................................           316            316
  Additional paid-in capital .......................................................................       297,996        300,909
  Retained earnings ................................................................................         6,291         56,506
  Common stock held by subsidiary at cost--7,767,099 shares at December 31, 2000 and
    December 31, 1999 ..............................................................................       (98,953)       (98,953)
  Treasury stock--6,949,711 and 4,686,391 shares at December 31, 2000 and
    December 31, 1999, respectively ................................................................       (50,050)       (41,148)
  Unearned shares of employee stock ownership plan--310,320 and 536,644 shares at
    December 31, 2000 and December 31, 1999, respectively ..........................................        (3,800)        (5,158)
  Unearned Variable Option Expense at December 31, 2000 and December 31, 1999, respectively ........           (31)            --
---------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity ...................................................................       151,769        212,472
---------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity ...................................................   $ 1,069,753    $ 1,027,182
=================================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF INCOME


                                                                                             For the Year Ended December 31,
                                                                                       ------------------------------------------
($ in thousands, except share information)                                                 2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
Interest income ....................................................................   $    69,469    $    83,149    $   101,647
Interest expense ...................................................................       (53,593)       (57,310)       (80,405)
--------------------------------------------------------------------------------------------------------------------------------
Net interest income ................................................................        15,876         25,839         21,242
Net gain on sale of mortgage loans .................................................        37,343         84,390        162,452
Gain on sale of mortgage servicing rights ..........................................         2,222          7,262          1,753
Servicing fees .....................................................................        34,981         42,223         39,379
Mark-to-market on residual interests in subprime securitizations ...................       (39,338)        (7,843)           435
Other income .......................................................................         6,150          7,624          5,130
--------------------------------------------------------------------------------------------------------------------------------
      Total revenues ...............................................................        57,234        159,495        230,391
--------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits .......................................................        50,280         64,547         75,084
Occupancy expense ..................................................................        14,007         13,732         10,379
Amortization and provision for impairment of mortgage servicing rights .............        24,560         29,580         27,897
Provision expense ..................................................................         7,688         10,608         11,023
General and administrative expenses ................................................        24,989         33,217         31,509
--------------------------------------------------------------------------------------------------------------------------------
      Total expenses ...............................................................       121,524        151,684        155,892
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes .......................       (64,290)         7,811         74,499
Income tax benefit (expense) .......................................................        24,100         (2,307)       (26,980)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ...........................................   $   (40,190)   $     5,504    $    47,519
--------------------------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Loss on sale of operating assets of Laureate Capital Corp. (less applicable income
    tax expense of $261 for the twelve months ended December 31, 2000) .............        (1,448)            --             --
  Operating profits (losses) of Laureate Capital Corp. for the twelve months ended
    December 31, 2000, 1999 and 1998, respectively (less applicable income tax
    expense (benefit) of $(354), $405, and $952, respectively) .....................          (660)           418          1,152
--------------------------------------------------------------------------------------------------------------------------------
Net income (loss) ..................................................................   $   (42,298)   $     5,922    $    48,671
--------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding--Basic...................................    17,727,445     20,643,166     23,122,835
Net income (loss) per common share from continuing operations--Basic ...............   $     (2.27)   $      0.27    $      2.06
Net income (loss) per common share from discontinued operations--Basic .............   $     (0.12)   $      0.02    $      0.04
Weighted average common shares outstanding--Diluted ................................    17,727,445     20,799,502     23,501,108
Net income (loss) per common share from continuing operations--Diluted .............   $     (2.27)   $      0.26    $      2.02
Net income (loss) per common share from discontinued operations--Diluted ...........   $     (0.12)   $      0.02    $      0.05
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                Resource Bancshares Mortgage Group, Inc.      33

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                              Common Stock       Additional                     Unearned
                                                        ---------------------      Paid-in       Retained          ESOP
($ in thousands, except share information)                Shares       Amount      Capital       Earnings        Shares
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 .......................      31,120,470      $311      $299,516       $ 17,763       $ (3,498)
-------------------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................          20,056         *           328             --             --
Cash dividends ...................................              --        --            --         (6,714)            --
Treasury stock purchases (1,201,500 shares
  net of issuances 332,122 shares) ...............              --        --            --             --             --
Exercise of stock options ........................         155,965         2         1,537             --             --
Shares committed to be released under
  Employee Stock Ownership Plan ..................              --        --           544             --          1,079
Purchase of shares by Employee Stock
  Ownership Plan .................................              --        --            --             --         (2,000)
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................         198,722         2         3,425           (121)            --
Acquisition of Meritage Mortgage Corporation .....         142,118         1         1,764             --             --
Net income .......................................              --        --            --         48,671             --
Total comprehensive income .......................              --        --            --             --             --
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 .......................      31,637,331       316       307,114         59,599         (4,419)
-------------------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................              --        --           116             --             --
Cash dividends ...................................              --        --            --         (8,902)            --
Treasury stock purchases (5,051,896 shares
  net of issuances 1,234,883 shares) .............              --        --            --             --             --
Exercise of stock options ........................              --        --            (3)            --             --
Shares committed to be released under
  Employee Stock Ownership Plan ..................              --        --        (1,017)            --          2,261
Purchase of shares by Employee Stock
  Ownership Plan .................................              --        --            --             --         (3,000)
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................              --        --        (5,301)          (113)            --
Net income .......................................              --        --            --          5,922             --
Total comprehensive income .......................              --        --            --             --             --
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 .......................      31,637,331       316       300,909         56,506         (5,158)
-------------------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................              --        --        (1,046)            --             --
Cash dividends ...................................              --        --            --         (7,856)            --
Treasury stock purchases (2,872,725 shares
  net of issuances 609,405 shares) ...............              --        --            --             --             --
Exercise of stock options ........................              --        --            --             --             --
Shares committed to be released under
  Employee Stock Ownership Plan ..................              --        --          (304)           (15)         1,358
Purchase of shares by Employee Stock
  Ownership Plan .................................              --        --            --             --             --
Variable option expense ..........................              --        --            --             --             --
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................              --        --        (1,563)           (46)            --
Net income .......................................              --        --            --        (42,298)            --
Total comprehensive income .......................              --        --            --             --             --
-------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000 .......................      31,637,331      $316      $297,996       $  6,291       $ (3,800)
=========================================================================================================================

                                                                         Common         Unearned      Total
                                                         Treasury     Stock Held by     Variable   Stockholders'
($ in thousands, except share information)                Stock        Subsidiary        Option       Equity
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997 .......................      $     --       $(98,953)           $--       $215,139
----------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................            --             --             --            328
Cash dividends ...................................            --             --             --         (6,714)
Treasury stock purchases (1,201,500 shares
  net of issuances 332,122 shares) ...............       (16,280)            --             --        (16,280)
Exercise of stock options ........................         3,034             --             --          4,573
Shares committed to be released under
  Employee Stock Ownership Plan ..................            --             --             --          1,623
Purchase of shares by Employee Stock
  Ownership Plan .................................            --             --             --         (2,000)
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................         1,747             --             --          5,053
Acquisition of Meritage Mortgage Corporation .....            --             --             --          1,765
Net income .......................................            --             --             --             --
Total comprehensive income .......................            --             --             --         48,671
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998 .......................       (11,499)       (98,953)            --        252,158
----------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................         1,285             --             --          1,401
Cash dividends ...................................            --             --             --         (8,902)
Treasury stock purchases (5,051,896 shares
  net of issuances 1,234,883 shares) .............       (43,216)            --             --        (43,216)
Exercise of stock options ........................             7             --             --              4
Shares committed to be released under
  Employee Stock Ownership Plan ..................            --             --             --          1,244
Purchase of shares by Employee Stock
  Ownership Plan .................................            --             --             --         (3,000)
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................        12,275             --             --          6,861
Net income .......................................            --             --             --             --
Total comprehensive income .......................            --             --             --          5,922
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999 .......................       (41,148)       (98,953)            --        212,472
----------------------------------------------------------------------------------------------------------------
Issuance of restricted stock .....................         2,060             --             --          1,014
Cash dividends ...................................            --             --             --         (7,856)
Treasury stock purchases (2,872,725 shares
  net of issuances 609,405 shares) ...............       (13,988)            --             --        (13,988)
Exercise of stock options ........................            --             --             --             --
Shares committed to be released under
  Employee Stock Ownership Plan ..................            --             --             --          1,039
Purchase of shares by Employee Stock
  Ownership Plan .................................            --             --             --             --
Variable option expense ..........................            --             --            (31)           (31)
Shares issued or purchased under Dividend
  Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ......................         3,026             --             --          1,417
Net income .......................................            --             --             --             --
Total comprehensive income .......................            --             --             --        (42,298)
----------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000 .......................      $(50,050)      $(98,953)      $    (31)      $151,769
================================================================================================================

*Amounts less than $1.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                               For the Year Ended December 31,
                                                                                           ----------------------------------------
($ in thousands)                                                                                2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) from continuing operations ............................................. $   (40,190) $      5,504   $     47,519
Adjustments to reconcile net income to cash (used in) provided by operating activities:
  Depreciation and amortization ..........................................................      33,065        36,653         32,560
  Deferred income tax (benefit) expense ..................................................     (13,497)        1,585         31,169
  Employee Stock Ownership Plan compensation .............................................         658         1,244          1,623
  Provision for estimated foreclosure losses and repurchased loans .......................       7,688        10,608         11,023
  (Increase) decrease in receivables .....................................................     (11,929)       57,540        (16,394)
  Acquisition of mortgage loans ..........................................................  (6,300,656)   (8,455,706)   (15,562,244)
  Proceeds from sales of mortgage loans and mortgage-backed securities ...................   6,272,374     9,468,635     15,473,838
  Acquisition of mortgage servicing rights ...............................................    (141,729)     (249,004)      (339,715)
  Sales of mortgage servicing rights .....................................................     126,945       245,302        256,292
  Net gain on sales of mortgage loans and servicing rights ...............................     (39,565)      (91,652)      (182,443)
  (Increase) decrease in accrued interest on loans .......................................        (954)        1,944            737
  (Increase) in lease receivables ........................................................     (39,351)      (55,438)       (50,535)
  (Increase) in other assets .............................................................     (17,321)       (2,521)        (7,155)
  Decrease (increase) in residual certificates ...........................................      54,382        (8,600)       (26,098)
  Increase (decrease) in accrued expenses and other liabilities ..........................      21,030       (46,341)          (636)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities of continuing operations..............     (89,050)      919,753       (312,005)
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of premises and equipment ......................................................      (3,896)       (7,999)       (12,989)
Disposition of premises and equipment ....................................................       1,090           448          1,314
-----------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities of continuing operations............................      (2,806)       (7,551)       (11,675)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from borrowings .................................................................   9,687,390    26,248,644     42,978,503
Repayment of borrowings ..................................................................  (9,585,557)  (27,105,233)   (42,636,093)
Debt issuance costs ......................................................................          --            --           (283)
Issuance of restricted stock .............................................................       1,014         1,401            328
Shares issued under Dividend Reinvestment and Stock Purchase Plan
  and Stock Investment Plan ..............................................................       1,417         6,861          5,053
Acquisition of treasury stock ............................................................     (13,988)      (43,216)       (16,280)
Cash dividends ...........................................................................      (7,856)       (8,902)        (6,714)
Exercise of stock options ................................................................          --             4          4,573
Variable options expense .................................................................         350            --             --
Loans to Employee Stock Ownership Plan ...................................................          --        (3,000)        (2,000)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities of continuing operations..............      83,770      (903,441)       327,087
-----------------------------------------------------------------------------------------------------------------------------------
Discontinued operations ..................................................................      (6,187)        3,593          1,171
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash ..........................................................     (15,273)       12,354          4,578
Cash, beginning of year ..................................................................      30,478        18,124         13,546
-----------------------------------------------------------------------------------------------------------------------------------
Cash, end of year ........................................................................ $    15,205  $     30,478   $     18,124
===================================================================================================================================
SUPPLEMENTAL INFORMATION
Interest paid ............................................................................ $    53,158  $     57,349   $     80,597
Taxes paid net of refunds received .......................................................      (6,396)        4,055         (3,727)
Non-cash activity acquisition of Meritage Mortgage Corporation ...........................          --            --          1,765
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                Resource Bancshares Mortgage Group, Inc.      35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share information)

NOTE 1--THE COMPANY:

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

         Resource Bancshares Mortgage Group, Inc. is a financial services company primarily engaged in the business of mortgage banking. Through its wholly owned subsidiaries, RBMG works with correspondent lenders and brokers to purchase, sell and service agency-eligible and subprime residential, single-family first mortgage loans and to purchase and sell servicing rights associated with agency-eligible and subprime loans. In addition, one of the Company's wholly-owned subsidiaries originates, sells and services small-ticket commercial leases.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The accounting and reporting policies of the Company reflect industry practices and conform in all material respects with accounting principles generally accepted in the United States. Certain amounts from prior years have been reclassified to conform to current period presentation.

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

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The Company implemented SFAS No. 133 on January 1, 2001. See Note 3 for further discussion of the impact of SFAS No. 133 on accounting for mortgage loans held-for-sale.

         As a servicer of mortgage loans and small-ticket equipment leases, the Company will incur certain losses in the event it becomes necessary to carry out foreclosure actions on loans and leases serviced. Substantially all serviced agency-eligible loans are fully guaranteed against such losses by the securitizing government sponsored enterprise. The allowance for estimated losses on foreclosure, which is part of the mortgage servicing rights basis, is determined based on delinquency trends and management's evaluation of the probability that foreclosure actions will be necessary. The allowance for estimated losses on foreclosure was $213 and $401 at December 31, 2000 and 1999, respectively.

         On occasions the Company has to repurchase certain non-performing loans. Upon repurchase of a loan, the Company initially capitalizes the current unpaid principal balance and related advances and any other related costs are charged against the allowance. The Company subsequently estimates the net realizable value of the repurchased loan portfolio and records an estimate of the allowance for losses on repurchases. The allowance for estimated losses on repurchases was $836 and $1,798 at December 31, 2000 and 1999, respectively. The inventory of actual and pending repurchases to which these reserves relate aggregated $13,006 and $20,700 at December 31, 2000 and 1999, respectively.

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

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The Company implemented SFAS No. 133 on January 1, 2001. See Note 3 for further discussion of the impact of SFAS No. 133 on accounting for mortgage servicing rights.

LOAN ORIGINATION AND WHOLESALE PROGRAM ADMINISTRATION FEES

         Fees charged in connection with loan origination and net fees charged in conjunction with certain administrative functions performed by the Company in connection with the acquisition of mortgage loans are deferred and reduce the carrying value of the underlying mortgage loans. Allocable portions of such fees are included in the determination of the gain or loss when the related mortgage loans or servicing rights are sold.

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

LEASE RECEIVABLES

         Lease receivables consist of direct finance equipment leases which are carried at the lower of aggregate cost or market value. Interest income is recognized monthly based on the net lease outstanding balance. Residuals are recognized monthly based on the estimated end-of-lease value and are included as an adjustment to interest income. Lease receivables are charged-off at the earlier of the date they are deemed uncollectible or they become 120 days past due. Certain direct costs to originate lease receivables are deferred and recognized as an adjustment to interest income over the estimated life of the lease. The allowance for lease losses is established through a provision charged to operations. The allowance is reviewed and adjusted as needed based upon management's evaluation of factors affecting the lease receivables portfolio such as economic conditions, growth and composition of the portfolio, historical loss experience and analysis of the collectibility of specific lease receivables. The allowance is established at an amount that management believes will be adequate to absorb probable losses on outstanding leases that may become uncollectible. At December 31, 2000 and 1999, the allowance for lease losses was $3,782 and $3,046, respectively. The inventory of lease receivables to which these reserves relate aggregated $195,559 and $158,605 at December 31, 2000 and 1999, respectively.

PREMISES AND EQUIPMENT

         Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill arising from the acquisitions of RBC and Meritage Mortgage Corporation (Meritage) is being amortized over 20 years using the straight-line method. Amortization expense for both acquisitions totaled $747 and $830 for the years ended December 31, 2000 and 1999, respectively.

INCOME TAXES

         The Company records taxes under an asset and liability approach, recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Current taxes payable (receivable) of $(10,696) and $1,127 for the years ended December 31, 2000 and 1999, are included in other assets and liabilities.

STATEMENT OF CASH FLOWS

         The Company has adopted the indirect method of reporting cash flows. The Consolidated Statement of Cash Flows has been restated for 1999 and 1998 for effects of discontinued operations resulting from the sale of Laureate Capital Corp. in 2000.


                                Resource Bancshares Mortgage Group, Inc.      37

NOTE 3--SFAS No. 133:

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133, as amended by SFAS No. 137 and 138, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (2) a hedge of the exposure to variable cash flows of a forecasted transaction or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign-currency denominated forecasted transaction. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). The Company implemented SFAS No. 133 on January 1, 2001 and recorded certain transition adjustments in the manner prescribed in SFAS No. 133.

         Under SFAS No. 133, rate lock commitments given to borrowers, correspondents or brokers are considered to be derivatives. The Derivative Implementation Group (DIG) of the FASB has not yet made a final determination as to how mortgage companies should value rate locks. Pending ultimate resolution of this issue by the FASB, the Company has tentatively implemented SFAS No. 133 assuming that the value of such derivatives is zero at rate lock date. Commencing January 1, 2001, the Company will record on its balance sheet any changes in value from the date of rate lock to the balance sheet date.

         The Company hedges the interest rate risk inherent in rate lock commitments with mandatory delivery commitments to sell loans and, to a lesser extent, with options and futures transactions. Mandatory delivery commitments, options and futures are considered to be derivatives under SFAS No. 133. Accordingly, commencing January 1, 2001, these instruments will be marked-to-market at the balance sheet date, with the result being reported as an asset or liability in the balance sheet.

         Certain of the Company's derivatives no longer needed for hedging rate locks are "paired-off" with an opposite position in the same derivative security. Under SFAS No. 133, both positions are derivatives that must be marked-to-market and the result carried as assets or liabilities in the balance sheet until settlement date of the respective trades.

         The Company hedges the future cash flows from sale of its inventory of closed loans held-for-sale with mandatory delivery commitments to sell loans. Mandatory delivery commitments are considered to be derivatives under SFAS No. 133 and are to be carried as an asset or liability on the balance sheet. Closed loans are not derivatives and are carried at the lower of cost or market ("LOCOM") on the Company's balance sheet. Under SFAS No. 133, to the extent that the Company establishes statistical correlation between changes in the value of the hedge with changes in the value of the closed loans held-for-sale, it can mark those derivatives to market and then record after tax impact of that in the "Other Comprehensive Income" (OCI) caption in the equity section of the balance sheet. If the LOCOM valuation of closed loans is a net loss, the Company must record a charge to earnings. Simultaneously, the Company may take out of OCI a like amount and record it in the income statement as an offset to the LOCOM adjustment.

         The Company hedges the interest rate risk (prepayment risk) inherent in its servicing rights assets with various instruments including interest rate floors, interest rate corridors, interest rate swaps, interest rate swaptions, CPC call options, PO swaps, treasury futures and agency futures contracts. Each of these instruments is considered to be a derivative under SFAS No. 133 and must be marked-to-market, with the value being reported as an asset or a liability in the balance sheet. Under SFAS No. 133 and the guidance provided by the DIG, the Company may elect, at its option, hedge accounting treatment for its servicing rights. If changes in the value of the servicing rights and the hedges meet certain correlation criteria, changes in the fair value of the servicing rights may be offset in the income statement by changes in the fair value of the hedging instrument. The Company may elect not to qualify for hedge accounting treatment. Under SFAS No. 133, the hedges must be marked-to-market through the income statement. In contrast, servicing rights are LOCOM assets under GAAP. When values go down, the impact is recorded through the income statement. When values go up, the increase may be recorded in earnings only to the extent of impairment reserves established by previous writedowns of servicing under SFAS No. 125. The election for hedge treatment must be made at the beginning of the accounting period. The Company did not elect hedge accounting treatment related to servicing rights as of January 1, 2001. Since the Company already carried the value of its servicing hedges on its balance sheet at December 31, 2000, there was no transition adjustment made at January 1, 2001.

         The Company enters into interest rate swaps to pay fixed rate and receive floating rate as a cash flow hedge of its variable rate debt used to finance its fixed rate lease receivables. Interest rate swaps are considered to be derivatives under SFAS No. 133 and are to be carried at market value as assets or liabilities in the balance sheet. Since this is a cash flow hedge under SFAS No. 133, the after tax impact is charged to or credited to OCI.

         Under the transition rules of SFAS No. 133, as of January 1, 2001, the Company will recognize the value of derivatives on its balance sheet. It will recognize in a separate line in its income statement in 2001 the cumulative effect of changing to SFAS No. 133. That cumulative effect will be the difference between retained earnings at December 31, 2000 and the amount of retained earnings that would have been reported at that date if SFAS No. 133 had been retroactively applied to all prior periods. The table below highlights the estimated impact of this transition adjustment.

                                                                            Balance Sheet
                                                    ---------------------------------------------------------------       Cumulative
                                                    Derivative       Tax       Derivative       Tax                        Effect of
($ in thousands)                                      Assets        Asset      Liabilities    Liability        OCI          Change
------------------------------------------------------------------------------------------------------------------------------------
Rate lock commitments ........................        $1,366        $   --        $   --        $509        $    --         $ 857
Derivatives hedging rate lock commitments ....           308           663         1,780         115             --          (924)
Pairoffs of derivatives ......................            55            70           187          21             --           (83)
Derivatives hedging loans held for sale ......            --         1,703         4,568          --         (2,865)           --
Derivatives swapping variable rate debt to
  fixed rate debt ............................            --           659         1,745          --         (1,086)           --
------------------------------------------------------------------------------------------------------------------------------------
Total impact .................................        $1,729        $3,095        $8,280        $645        $(3,951)        $(150)
====================================================================================================================================

NOTE 4--RECEIVABLES:

         Receivables consist primarily of amounts due to the Company related to sales of mortgage servicing rights and mortgage-backed-securities and advances of delinquent principal, interest, tax and insurance payments related to loans serviced. Management does not anticipate losses on realization of the receivables. Receivables consist of the following:

                                                                     December 31,
                                                               ------------------------
                                                                 2000            1999
---------------------------------------------------------------------------------------
Mortgage servicing rights sales, net of reserves ......        $ 19,083        $ 26,998
Servicing advances ....................................           6,601           7,613
Receivable from sale of mortgage-backed securities ....          25,866              --
Other .................................................          11,548           5,608
---------------------------------------------------------------------------------------
                                                               $ 63,098        $ 40,219
=======================================================================================

NOTE 5--LEASE RECEIVABLES:

         Lease receivables are summarized as follows:

                                                                      December 31,
                                                               -------------------------
                                                                 2000            1999
----------------------------------------------------------------------------------------
Lease receivables .....................................        $238,520         $194,422
Less--Unearned discount ...............................         (42,961)         (35,817)
Less--Allowance for lease losses ......................          (3,782)          (3,046)
----------------------------------------------------------------------------------------
                                                               $191,777         $155,559
========================================================================================

         The components of the Company's investment in lease receivables are summarized as follows:

                                                                      December 31,
                                                               -------------------------
                                                                 2000            1999
----------------------------------------------------------------------------------------
Minimum lease payments due from lessees ...............         $222,079        $180,164
Estimated residuals ...................................            7,191           6,102
Initial direct costs, net .............................            9,250           8,156
----------------------------------------------------------------------------------------
                                                                $238,520        $194,422
========================================================================================

         At December 31, 2000, the maturities of minimum lease receivables, including lease residuals, are as follows:

2001........................................................    $ 83,130
2002........................................................      67,644
2003........................................................      45,310
2004........................................................      24,741
2005........................................................       8,378
2006 and thereafter.........................................          67
----------------------------------------------------------------------------------------
                                         $229,270
========================================================================================

         Leases represent unconditional obligations of the lessees to pay all scheduled payments and require the lessees to assume all responsibility with respect to the equipment, including the obligation to pay all costs relating to its operation, maintenance, repair, sales and property taxes and insurance. At December 31, 2000 and 1999, the average lease size was approximately $24 and $26, respectively, and there were 28 leases and 31 leases, respectively, with a current lease receivable in excess of $250.

         At December 31, 2000 and 1999, respectively, the equipment covered by approximately 16% and 16% of the Company's net lease receivables were located in the state of California, approximately 7% and 9% were located in the state of Florida and approximately 7% and 8% were located in the state of Texas. At December 31, 2000 and 1999, respectively, approximately 16% and 20% of the Company's net lease receivables were collateralized by computer equipment and 5% and 7% were collateralized by titled equipment.

         The Company's leases are collateralized by the equipment subject to the leases. In most instances, the Company requires a security deposit equal to one monthly payment and personal guarantees. In addition, where considered necessary, other credit enhancements are obtained. At December 31, 2000, the Company held security deposits and sales and property taxes for the benefit of lessees of $6,980.

NOTE 6--FAIR VALUE AND IMPAIRMENTS OF MORTGAGE SERVICING RIGHTS:

         For purposes of evaluating its mortgage servicing portfolio for impairment, the Company disaggregates its portfolio into two primary segments: available-for-sale and held-for-sale.

         The segment of the portfolio designated as available-for-sale is composed of servicing rights that were purchased in bulk transactions or that were retained out of production pursuant to individual portfolio retention decisions. The available-for-sale portfolio is disaggregated for purposes of measuring potential impairments according to defined risk tranches. The Company has defined its risk tranches based upon interest rate band and product type. With respect to each such risk tranche, the fair value thereof, which is based upon an internal analysis that considers current market conditions, prevailing interest, prepayment speed and default rates and other relevant factors, together with the fair value of hedges allocated thereto (which is based upon an independent third party estimate of value) is compared to amortized carrying values of the mortgage servicing rights for purposes of measuring potential impairment. The Company uses Constant

                                Resource Bancshares Mortgage Group, Inc.      39

Maturity Treasury rate (CMT) and Constant Maturity Swap rate (CMS) floors and Callable Pass Through Certificates (CPC's) to protect itself against interest and prepayment risk on its available-for-sale portfolio. At December 31, 2000 and 1999 the following amounts related to the available-for-sale portfolio:


                                                                                                   At December 31,
                                                                                        -----------------------------------
Residential Mortgage Servicing                                                              2000                   1999
---------------------------------------------------------------------------------------------------------------------------
Underlying unpaid principal balance .......................................             $  5,480,930           $  6,322,591
Fair value of related mortgage servicing rights ...........................             $    117,626           $    146,476
Fair value/underlying unpaid principal balance ............................                     2.15%                  2.31%
Net carrying value of related mortgage servicing rights ...................             $    108,543           $    137,419
Net carrying value/underlying unpaid principal balance ....................                     1.98%                  2.17%
Weighted average note rate ................................................                     7.40%                  7.35%
Weighted average service fee ..............................................                     0.42%                  0.43%
Net basis expressed as a multiple of weighted average service fee .........                     4.72x                  5.05x
===========================================================================================================================

         The segment of the portfolio designated as held-for-sale is composed of recently produced servicing rights that are scheduled for sale and have been allocated to specific forward servicing sales contracts. The held-for-sale portfolio is disaggregated for purposes of measuring possible impairments according to the specific forward sales contracts to which allocated, which the Company has determined to be the appropriate approach to disaggregation by predominant risk characteristic for this portfolio segment. For each such risk tranche, the fair value is based upon the allocated forward committed delivery price, which is compared to amortized carrying value for purposes of measuring potential impairment. At December 31, 2000 and 1999, the following amounts related to the held-for-sale portfolio:

                                                                                                  At December 31,
                                                                                        -----------------------------------
Residential Mortgage Servicing                                                              2000                   1999
---------------------------------------------------------------------------------------------------------------------------
Underlying unpaid principal balance .......................................             $  1,996,463           $  1,499,803
Fair value of related mortgage servicing rights ...........................             $     52,128           $     31,087
Fair value/underlying unpaid principal balance ............................                     2.61%                  2.07%
Net carrying value of related mortgage servicing rights ...................             $     52,223           $     30,901
Net carrying value/underlying unpaid principal balance ....................                     2.62%                  2.06%
Weighted average note rate ................................................                     8.17%                  7.90%
Weighted average service fee ..............................................                     0.45%                  0.49%
Net basis expressed as a multiple of weighted average service fee .........                     5.82x                  4.20x
===========================================================================================================================

NOTE 7--PREMISES AND EQUIPMENT:

         Premises and equipment are summarized as follows:


                                                                            Estimated                December 31,
                                                                              Useful          -----------------------------
                                                                               Lives             2000              1999
---------------------------------------------------------------------------------------------------------------------------
Building ..........................................................           25 years        $    7,407          $   7,657
Building improvements .............................................        10-15 years             1,336              1,682
Furniture, fixtures and equipment .................................         5-10 years            40,985             41,418
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  49,728             50,757
Less--Accumulated depreciation ....................................                              (22,054)           (17,560)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  27,674             33,197
Land ..............................................................                                3,097              3,097
---------------------------------------------------------------------------------------------------------------------------
                                                                                              $   30,771          $  36,294
===========================================================================================================================

         Depreciation expense was $7,339 in 2000, $6,633 in 1999, $4,294 in
1998.

NOTE 8--LEASE COMMITMENTS:

         The Company has entered into various non-cancelable operating lease agreements, primarily for office space. Certain of these leases contain renewal options and escalation clauses. At December 31, 2000, the annual minimum rental commitments for non-cancelable leases with remaining terms in excess of one year are as follows:

2001 ...........................................................................................................        $   5,838
2002 ...........................................................................................................            4,179
2003 ...........................................................................................................            3,486
2004 ...........................................................................................................            2,580
2005 ...........................................................................................................            1,224
2006 and thereafter ............................................................................................              909
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                        $  18,216
=================================================================================================================================

         Minimum rental commitments have not been reduced by minimum sublease rentals of $1,314 due in the future under non-cancelable subleases. Rent expense for operating leases, net of sublease rental income of $169 for 2000, $387 for 1999 and $387 for 1998, was $3,249 in 2000, $4,304 in 1999 and $3,106 in 1998.

NOTE 9--SHORT-TERM AND LONG-TERM BORROWINGS:

         The Company's primary cash-flow requirement involves the funding of loan production, which is met primarily through external borrowings. In July 2000, the Company and its wholly owned subsidiaries RBMG, Inc., Meritage Mortgage Corporation and RBMG Asset Management Company, Inc. (not including the Company, the "Restricted Group"), entered into a $325 million warehouse line of credit provided by a syndicate of unaffiliated banks that expires in July 2001. The credit agreement includes covenants requiring the Restricted Group to maintain (i) a minimum net worth of $150 million, plus the Restricted Group's net income subsequent to June 30, 2000, plus 90% of capital contributions to the Restricted Group and minus restricted payments, (ii) a ratio of total Restricted Group liabilities to tangible net worth of not more than 8.0 to 1.0, excluding debt incurred pursuant to gestation and repurchase financing agreements, (iii) RBMG, Inc.'s eligibility as a servicer of Ginnie Mae, FHA, VA, Fannie Mae and Freddie Mac mortgage loans, (iv) a mortgage servicing rights portfolio with an underlying unpaid principal balance of at least $5 billion and (v) a ratio of consolidated cash flow to consolidated interest expense (these terms are defined in the loan agreements) of at least 1.25 to 1.00 for any period of two consecutive fiscal quarters (the interest rate coverage ratio). The Company is required to maintain $10 million of liquidity pursuant to the agreement. The provisions of the agreement also restrict the Restricted Group's ability to engage significantly in any type of business unrelated to the mortgage banking and lending business and the servicing of mortgage loans. At December 31, 2000 and 1999, the total amounts outstanding under this facility and its predecessor were $256,420 and $329,600, respectively.

         In July 2000, the Company and the Restricted Group also entered into a $65 million subprime revolving credit facility and a $200 million servicing revolving credit facility, which expire in July 2001. These facilities include covenants identical to those described above with respect to the warehouse line of credit. At December 31, 2000 and 1999, the total amounts outstanding under these facilities and their predecessors were $265,679 and $108,200, respectively.

         The Restricted Group was in compliance with the debt covenants in place at December 31, 2000. Although management anticipates continued compliance with current debt covenants, there can be no assurance that the Restricted Group will be able to comply with the debt covenants specified for each of these financing agreements. Failure to comply could result in the loss of the related financing.

         Meritage, RBMG and a bank are parties to a master repurchase agreement, pursuant to which Meritage and RBMG are entitled from time to time to deliver eligible subprime mortgage loans in an aggregate principal amount of up to $150 million to the bank. The master repurchase agreement has been extended through July 2001.

         RBMG and Prime Funding Company entered into a $50 million commercial paper conduit facility in November 2000. The facility expires in November 2001. At December 31, 2000 there was no debt outstanding under this facility.

         The Company has entered into an uncommitted gestation financing arrangement. The interest rate on funds borrowed pursuant to the gestation line is based on a spread over the Federal Funds rate. The gestation line has a funding limit of $1.2 billion. The total amounts outstanding under this facility and its predecessor at December 31, 2000 and 1999 were $128,287 and $0, respectively.

         The Company executed a $6.6 million note in May 1997. This debt is secured by the Company's corporate headquarters. The terms of the related agreement require the Company to make 120 equal monthly principal and interest payments based upon a fixed interest rate of 8.07%. The note contains covenants similar to those previously described. The total amounts outstanding under this facility at December 31, 2000 and 1999 were $6,259 and $6,364, respectively.

         The Company has entered into a $10 million unsecured line of credit agreement that expires in July 2001. The interest rate on funds borrowed is based upon the prime rate announced by a major money center bank.

         Republic Leasing, a wholly-owned subsidiary of the Company, has a $200 million credit facility to provide financing for its leasing portfolio. The warehouse credit agreement matures in February 2001 and contains various covenants regarding characteristics of the collateral and the performance of the leases originated and serviced by Republic Leasing. The warehouse credit agreement also requires the Company to maintain a minimum net worth of $60 million and Republic Leasing to maintain a ratio of total liabilities to net worth of no more than 10.0 to 1.0. At December 31, 2000 and 1999, the total amounts outstanding under this facility were $161,250 and $125,652, respectively.

NOTE 10--CAPITAL TRANSACTIONS:

         The Company began paying regular quarterly cash dividends of $0.03 per share in the third quarter of 1996. This quarterly cash dividend was increased to $0.04 per share in the fourth quarter of 1997, to $0.05 per share in the first quarter of 1998, to $0.07 per share in the second quarter of 1998, to $0.10 per share in the fourth quarter of 1998 and finally to $0.11 per share in the second quarter of 1999. The Company has continued to pay a quarterly cash dividend of $0.11 per share through the fourth quarter of 2000.

         During 1995, the Company established a dividend reinvestment plan
(DRIP). The DRIP offers stockholders a method of reinvesting cash dividends in the Company common stock at a five percent discount from market prices. The Company reserves the right to modify the pricing terms and any other provisions of the DRIP at any time. The DRIP agent purchases either original issue or treasury shares from the Company or the DRIP agent purchases shares on the open market. The Board of Directors has authorized the issuance of 4,099,985 shares under the DRIP. Through December 31, 2000, there were 1,947,073 shares issued under the DRIP.


                               Resource Bancshares Mortgage Group, Inc.       41

         The Company's Board of Directors has authorized the repurchase of up to $77,000 of the Company's common stock in either open market transactions or in private or block trades as of December 31, 2000. Through December 31, 2000, $73,472 of the Company's common stock has been purchased. At December 31, 2000, there were 6,949,711 shares held in the Company's treasury account at an average cost of $7.20 per share.

NOTE 11--INCOME TAXES:

         Income tax expense (benefit) consists of the following:

                                                                                       For the Year Ended December 31,
                                                                             -------------------------------------------------
                                                                                2000                1999                1998
------------------------------------------------------------------------------------------------------------------------------
Current:
  Federal .........................................................          $  (10,045)          $  1,871           $  (3,482)
  State ...........................................................                (651)              (744)                245
------------------------------------------------------------------------------------------------------------------------------
Total current .....................................................             (10,696)             1,127              (3,237)
------------------------------------------------------------------------------------------------------------------------------
Deferred:
  Federal .........................................................             (11,259)               821              30,202
  State ...........................................................              (2,238)               764                 967
------------------------------------------------------------------------------------------------------------------------------
Total deferred ....................................................             (13,497)             1,585              31,169
------------------------------------------------------------------------------------------------------------------------------
Total tax (benefit) expense .......................................          $  (24,193)          $  2,712           $  27,932
==============================================================================================================================

         Income tax (benefit) expense is included in the financial statements as follows:

                                                                                      For the Year Ended December 31,
                                                                             -------------------------------------------------
                                                                                2000                1999                1998
------------------------------------------------------------------------------------------------------------------------------
Continuing operations .............................................          $  (24,100)          $  2,307           $  26,980
Discontinued operations ...........................................                 (93)               405                 952
------------------------------------------------------------------------------------------------------------------------------
Total tax (benefit) expense .......................................          $  (24,193)          $  2,712           $  27,932
==============================================================================================================================

         Current income tax expense (benefit) represents the approximate amount payable (receivable) for each of the respective years. The above current and deferred balances reflect certain reclassifications made as a result of prior year returns. During 2000, 1999 and 1998, the Company qualified for state tax credits of $0, $275 and $300, respectively, reducing current state tax expense that otherwise would have been payable for each year.

         The effective tax rate varied from the statutory federal tax rate of 35% for 2000, 1999 and 1998 due to the following:

                                                                         For the Year Ended December 31,
                                                  --------------------------------------------------------------------------
                                                            2000                      1999                      1998
                                                  ---------------------------------------------------------------------------
                                                                   % OF                      % of                       % of
                                                                  PRETAX                    Pretax                     Pretax
                                                    AMOUNT        INCOME       Amount       Income       Amount        Income
-----------------------------------------------------------------------------------------------------------------------------
Tax expense at statutory rate ...............     $  (23,272)      35.0%      $  3,022       35.0%      $  26,811       35.0%
State tax, net of federal benefit ...........         (1,874)       2.8%            64        0.8%          1,571        2.1%
Other, net ..................................            953       (1.4%)         (374)      (4.3%)          (450)      (0.6%)
----------------------------------------------------------------------------------------------------------------------------
                                                  $  (24,193)      36.4%      $  2,712       31.5%      $  27,932       36.5%
============================================================================================================================

         Deferred tax (assets) liabilities are summarized as follows:

                                                                                                  December 31,
                                                                                        --------------------------------
                                                                                           2000                   1999
------------------------------------------------------------------------------------------------------------------------
Mark-to-market ............................................................             $    (260)             $  (1,755)
Deferred compensation .....................................................                (2,764)                (3,422)
Branch closing expenses ...................................................                (1,213)                    --
Foreclosure and repurchase reserves .......................................                (2,432)                (3,522)
NOL carryforwards .........................................................               (17,050)                  (668)
Other, net ................................................................                  (279)                   (19)
------------------------------------------------------------------------------------------------------------------------
                                                                                          (23,998)                (9,386)
------------------------------------------------------------------------------------------------------------------------
Mortgage servicing rights .................................................                52,757                 42,632
Depreciation ..............................................................                 7,146                  6,756
Securitizations ...........................................................                    --                  8,970
Deferred tax income .......................................................                    --                  7,094
Other, net ................................................................                    55                    485
------------------------------------------------------------------------------------------------------------------------
                                                                                           59,958                 65,937
------------------------------------------------------------------------------------------------------------------------
Net deferred tax liability ................................................             $  35,960              $  56,551
========================================================================================================================

         There are no valuation allowances provided for any of the Company's deferred tax assets based on management's belief that it is more likely than not that deferred tax assets will be realized. During 2000 and 1999, non-qualified stock options were exercised generating a tax benefit of $10 and $0, respectively. This benefit is reflected in additional paid-in capital.

         A tax net operating loss of approximately $35,000 is available for carryforward to future years. This carryforward expires in 2020.

NOTE 12--STOCK OPTIONS AND RESTRICTED STOCK PLAN:

         Contemporaneous with the Company's initial public offering, certain executives of the Company were granted options to purchase 901,310 shares of common stock of the Company at the initial offering price of $5.83 per share. The options have a term of ten years and expire in June 2003. At December 31, 2000 550,210 of the outstanding executive options were exercisable. No additional options have been granted since inception. During 2000 and 1999, no options were exercised.

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

                                                                                         Restricted            Issuance Price
Issuance Date                                                                          Shares Issued              Per Share
-----------------------------------------------------------------------------------------------------------------------------
January 21, 1994 ..........................................................                13,336                 $    6.93
January 26, 1995 ..........................................................                59,136                      6.87
January 27, 1996 ..........................................................                18,438                     13.87
February 1, 1997 ..........................................................                24,704                     13.27
January 30, 1998 ..........................................................                20,048                     16.35
February 1, 1999 ..........................................................                93,520                     15.01
===========================================================================================================================

         On October 21, 1993, the Company adopted a phantom stock plan that provided for the awarding of up to 450,655 deferred compensation units to officers and certain key employees. The plan specified a five-year vesting schedule. In addition, from time to time the Board of Directors approved participation in a special phantom stock plan for certain officers of the Company. During 1996, the Company terminated all of its phantom stock plans and canceled all outstanding grants thereunder. In connection therewith, each former participant in the phantom stock plan was awarded an option under a new non-qualified stock option plan for each unit canceled under the phantom stock plans. Other terms of the awarded options were substantially similar to the underlying canceled units. The number of initially authorized units under the non-qualified stock option plan was 223,817. Since forfeited units under the plan do not become available for reissuance, no units are available for future grants under this plan.

         Activity in the non-qualified stock option plan is summarized below:

                                                                          Units         Units           Units           Units
Non-qualified Stock Option Plan:                                         Granted      Exercised       Forfeited      Outstanding
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 ....................................        223,817             --              --         223,817
--1998 activity .................................................             --        (60,815)        (38,801)        (99,616)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 ....................................        223,817        (60,815)        (38,801)        124,201
--1999 activity .................................................             --           (545)           (135)           (680)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 ....................................        223,817        (61,360)        (38,936)        123,521
--2000 activity .................................................             --             --         (35,036)        (35,036)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000 ....................................        223,817        (61,360)        (73,972)         88,485
===============================================================================================================================

         Of the 88,485 units outstanding at December 31, 2000 under the non-qualified stock option plan, the following are exercise prices and percents vested:

                                                                                 Units            Exercise              Percent
Expiration Date                                                               Outstanding           Price                Vested
-------------------------------------------------------------------------------------------------------------------------------
January 21, 2004 ..................................................              27,189           $   6.93                 100%
January 26, 2005 ..................................................              20,438               6.85                 100%
January 26, 2005 ..................................................              23,162               6.87                 100%
July 1, 2005 ......................................................              17,696              10.64                 100%
==============================================================================================================================

         During 1995, the Company established an Omnibus Employee Stock Award Plan (the Omnibus Plan). The Omnibus Plan was amended and restated in its entirety effective October 31, 1997 primarily to increase the number of authorized shares under the plan. The purpose of this plan is to provide key employees who are largely responsible for the Company's growth and continued success with the opportunity to have or increase their proprietary interest in the Company through the granting of any one, or any combination, of options, stock appreciation rights, restricted stock and unrestricted stock. This plan is authorized to issue up to 1,510,635 units. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire 10 years after the grant date.


                               Resource Bancshares Mortgage Group, Inc.       43

         Activity in the Omnibus Plan is summarized below:

                                                                          Units         Units           Units           Units
Omnibus Plan:                                                            Granted      Exercised       Forfeited      Outstanding
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 ....................................         593,293            --              --         593,293
--1998 activity .................................................         430,500       (32,700)        (10,150)        387,650
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 ....................................       1,023,793       (32,700)        (10,150)        980,943
--1999 activity .................................................          25,000       (55,875)             --         (30,875)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999 ....................................       1,048,793       (88,575)        (10,150)        950,068
--2000 activity .................................................         828,549       (22,316)       (829,894)        (23,661)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000 ....................................       1,877,342      (110,891)       (840,044)        926,407
================================================================================================================================

         Of the 926,407 units outstanding at December 31, 2000 under the Omnibus Employee Stock Award Plan, the following are exercise prices and percents vested:

                                                                                 Units            Exercise              Percent
Expiration Date                                                              Outstanding            Price               Vested
--------------------------------------------------------------------------------------------------------------------------------
January 26, 2006 ..................................................              16,853           $  13.87                 100%
December 30, 2006 .................................................               5,250              13.85                 100%
August 26, 2007 ...................................................               6,300              16.27                  80%
September 16, 2007 ................................................               6,300              15.94                  80%
January 29, 2007 ..................................................              94,500              13.20                  80%
April 18, 2007 ....................................................              15,750              14.53                  80%
April 14, 2008 ....................................................              49,400              16.44                  60%
February 19, 2009 .................................................               5,000              14.13                  40%
January 3, 2010 ...................................................               5,000               4.56                  20%
January 10, 2010 ..................................................             100,000               4.50                  20%
Various ...........................................................             155,024               4.63             Various
May 15, 2010 ......................................................               3,000               4.81                  20%
June 1, 2010 ......................................................             321,030               4.75                  20%
July 10, 2010 .....................................................              20,000               4.13                  20%
July 27, 2010 .....................................................              40,000               4.00                  20%
September 1, 2010 .................................................               8,000               5.19                  20%
September 19, 2010 ................................................              61,000               5.69                  20%
October 25, 2010 ..................................................              12,500               5.88                  20%
November 15, 2010 .................................................               1,500               6.06                  20%
==============================================================================================================================

         During 1995, the Company established a Formula Stock Option Plan. The purpose of this plan is to provide annually (on each September 1) to the non-employee directors of the Company options to purchase 10,000 shares of the common stock of the Company. All options vest 20% on the date of grant and 20% each year thereafter on the anniversary date of the grant and expire ten years after the grant date. The plan is authorized to issue up to 420,000 shares of common stock. Options granted include:

Grant Date                                                                             Units Granted            Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
September 1, 1995 .........................................................                56,175                  $  14.16
September 1, 1996 .........................................................                56,175                     11.79
September 1, 1997 .........................................................                52,500                     15.91
September 1, 1998 .........................................................                60,000                     15.75
September 1, 1999 .........................................................                60,000                      6.00
===========================================================================================================================

         Through 1999 the Company's option plans were considered fixed stock award plans for accounting purposes. Accordingly, total compensation expense for these fixed plans is measured as the difference between the market value on the date of the grant over the exercise price which fixed total expense is then recognized over the vesting period. Compensation expense related to fixed stock awards (exclusive of the restricted stock plan which is expensed as incurred) was $(14), $351 and $(102) for 2000, 1999 and 1998, respectively. As a result of the decrease in market price for the Company's stock during 1999 and 2000, many outstanding options were priced far "out of the money", providing little incentive to recipients. Accordingly, during the second quarter of 2000, the Company repriced to current market price and simultaneously reduced the number of options of certain officers. Accounting principles require that once an option has been repriced, it must be accounted for as a variable option until it is exercised, forfeited or expires unexercised. For vesting purposes the original grant date will be used for these options. For variable options, compensation is adjusted for subsequent increases in intrinsic value (i.e., measured by changes in the quoted market price of the stock) in each reporting period after the repricing date. This additional compensation is recognized over the remaining vesting period (from repricing date to vesting date). If the market price subsequently declines, previously recognized compensation would be reversed. After awards vest, adjustments to additional compensation for changes in intrinsic value are recognized as compensation expense immediately. The compensation expense recognized during 2000 related to variable options was $286. At December 31, 2000, 130,024 of the Company's outstanding options were accounted for as variable options.

         On February 22, 2000, the Company made special awards of 30,768 options at an exercise price of $4.0625 to two members of the Board of Directors under the MSC Stock Option Agreement. Such options are exercisable, in whole or in part, at any time and from time to time during the option period, but not thereafter. The option period begins on February 22, 2000 and expires ten years from such date. At December 31, 2000 none of these options had been exercised.

         The Company accounts for options using APB No. 25, "Accounting for Stock Issued to Employees." For purposes of providing the pro forma disclosures required under SFAS No. 123, the fair value of stock options granted in 2000, 1999 and 1998 was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company's employee stock options. The model is also sensitive to changes in the subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

         For purposes of SFAS No. 123, each award was separately valued using the 10 year CMT rate on the date of grant as the risk-free interest rate. The expected life of each grant was assumed to be equal to the term to expiration as of the grant date. The expected dividend yield was established based upon the dividend policies of the Company as of the date of award. Finally, for purposes of assigning a volatility factor, the historical 100 day volatility factor was reviewed for selected points in time over the past and a range of 36% to 65% was assigned to the 2000, 1999 and 1998 awards for purposes of the SFAS No. 123 valuation. The following is a summary of the significant assumptions used in the SFAS No. 123 valuation and the average fair value of the options granted:

                                                                                2000                1999               1998
------------------------------------------------------------------------------------------------------------------------------
Average risk-free interest rate ...................................                6.23%              5.75%               5.57%
Average expected life of grants ...................................            10 years           10 years            10 years
Average expected dividend yield ...................................          $     0.44           $   0.43           $    0.21
Average volatility factor .........................................               76.20%             68.42%              49.30%
Average fair value of options granted .............................          $     1.95           $   4.39           $    9.93
==============================================================================================================================

         For purposes of the required pro forma disclosures, SFAS No. 123 permits straight-line amortization of the estimated fair value of the options over the vesting period. Had compensation cost for the Company's 2000, 1999 and 1998 stock-based option awards been determined consistent with the requirements of SFAS No. 123, net income and earnings per share would have been reported as follows for 2000, 1999 and 1998.

                                                                                       For the Year Ended December 31,
                                                                             -------------------------------------------------
                                                                                2000                1999               1998
------------------------------------------------------------------------------------------------------------------------------
Net income as reported ............................................          $  (42,298)          $  5,922           $  48,671
After-tax adjustment for SFAS No. 123 .............................              (1,631)            (1,485)             (1,968)
------------------------------------------------------------------------------------------------------------------------------
Pro forma net income as adjusted ..................................          $  (43,929)          $  4,437           $  46,703
==============================================================================================================================
Pro forma net income per common share--basic ......................          $    (2.48)          $   0.22           $    2.02
Pro forma net income per common share--diluted ....................          $    (2.48)          $   0.21           $    1.99
==============================================================================================================================

         Due to the inclusion of only 2000, 1999 and 1998 option grants, the effects of applying SFAS No. 123 in 2000, 1999 and 1998 may not be representative of the pro forma impact in future years.

NOTE 13--COMMITMENTS AND CONTINGENCIES:

         The Company was servicing and subservicing 81,253, 87,810 and 125,686, residential loans owned by others, with unpaid balances aggregating approximately $8,690,000, $9,090,000 and $13,600,000, at December 31, 2000, 1999
and 1998, respectively. Related escrow funds totaled approximately $42,486, $44,714 and $80,300 as of December 31, 2000, 1999 and 1998, respectively. Loans serviced for others and the related escrow funds are not included in the accompanying consolidated balance sheet.

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

         The Company typically sells the residential mortgage servicing rights associated with its mortgage production into forward sales contracts. Additionally, from time to time, the Company will sell residential mortgage servicing rights from its available-for-sale portfolio. In 2000, approximately 94% of its total sales under these forward sales contracts were to two major customers. In 1999, approximately 79% of its total sales under these forward sales contracts were to four major customers.

         In the ordinary course of business, the Company is exposed to liability under representations and warranties made to purchasers and insurers of mortgage loans and the purchasers of servicing rights. Under certain circumstances, the Company may be required to repurchase mortgage loans or indemnify the purchasers of loans or servicing rights for losses if there has been a breach of representations or warranties. Repurchased loans are carried at the lower of cost or estimated recoverable value. At December 31, 2000, $6,474 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $836. At December 31, 1999, $17,255 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $1,798. At December 31, 1998, $33,285 of these repurchased loans are included in mortgage loans held-for-sale net of a loss allowance of $2,330. Provision for losses related to the repurchases of loans for the years ended December 31, 2000, 1999 and 1998 totaled $2,102, $5,795 and $9,783, respectively. The total number of loans repurchased for the year ended December 31, 2000, 1999 and 1998 was 161, 356 and 479, respectively. During 2000, 1999 and 1998 the Company repurchased approximately $15,687, $34,865 and $46,586 of unpaid principal balances, respectively.

         In the ordinary course of its business, the Company is from time to time subject to litigation. The Company is not a party to any material legal proceedings.


                               Resource Bancshares Mortgage Group, Inc.       45

NOTE 14--UNUSUAL ITEMS:

         The Company continued its efforts during the current period to reorganize around primary business processes (production/sales, customer fulfillment, servicing and portfolio management) and has thus made certain changes in organization at its agency-eligible and subprime units. These changes resulted in a net increase in the previously established reorganization reserves of $0.7 million during 2000. In connection with the planned reorganization, the Company has made certain changes in its senior management team and has closed certain regional processing offices.

         Also, during 2000, the Company (1) marked down its residual interests in prior subprime securitizations as a result of changes in valuation assumptions due to changing market conditions; (2) marked down its residual interests in prior securitizations, and the associated residual hedges (including hedge amortization expense) as a result of signing a definitive agreement to sell all of the Company's residuals; (3) disposed of its commercial mortgage operation, Laureate Capital Corp.; (4) restructured and closed certain regional processing offices; (5) amended its defined benefit pension plan to freeze benefits under the plan; (6) changed the benefits available to employees under its 401(k) plan; (7) realized a gain on sale of a branch facility; (8) contributed to a fund that will benefit qualified charitable organizations; (9) incurred expenses for consultants who are assisting management in re-engineering work processes; and (10) redesignated a lease of a former operations center as a nonoperating lease.

         The net impact of these unusual items in 2000 is summarized below by financial statement component and operating division:

                                                        Agency-Eligible
                                                     ---------------------               Commercial
                                                     Production  Servicing   Subprime     Mortgage    Leasing    Other     Total
---------------------------------------------------------------------------------------------------------------------------------
Mark-to-market on residual interest in
  subprime securitizations ....................       $    --      $  --     $ 39,338     $    --      $  --    $   --   $ 39,338
Residual hedge mark-to-market
  and amortization ............................            --         --        1,077          --         --        --      1,077
Salary and employee benefits ..................           678        (45)       1,459          --        (22)      234      2,304
Occupancy expense .............................           171         --           --          --         --        --        171
General and administrative expenses ...........         1,027         --          796          --         --     1,040      2,863
Other income ..................................            --         --           --          --         --      (392)      (392)
---------------------------------------------------------------------------------------------------------------------------------
Net pre-tax effect on continuing operations....         1,876        (45)      42,670          --        (22)      882     45,361
Estimated allocable income tax ................          (700)        17      (15,773)         --          8      (330)   (16,778)
---------------------------------------------------------------------------------------------------------------------------------
Net after-tax impact on continuing operations..         1,176        (28)      26,897          --        (14)      552     28,583
Loss on sale of operating assets of
  Laureate Capital Corp. ......................            --         --           --       1,448         --        --      1,448
Operating loss of Laureate Capital Corp. ......            --         --           --         660         --        --        660
---------------------------------------------------------------------------------------------------------------------------------
Net after-tax impact ..........................       $ 1,176      $ (28)    $ 26,897     $ 2,108      $ (14)   $  552   $ 30,691
=================================================================================================================================

         During the fourth quarter of 1999, the Company incurred a $3.8 million ($2.4 million after-tax) charge related to a workforce reduction. At December 31, 1999 approximately $2.0 million remained in the accrual related to these workforce reduction charges. For the period ending December 31, 1999, the workforce reduction is summarized below by financial statement component and operating division:

                                                                  Agency-Eligible
                                                              -----------------------
($ in thousands)                                              Production    Servicing    Subprime      Other      Consolidate
-----------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits .............................     $     820      $   31      $   166      $    2      $   1,019
Occupancy expense ........................................         1,780          --          186         190          2,156
General and administrative expenses ......................           448          --          164           2            614
----------------------------------------------------------------------------------------------------------------------------
Net pre-tax impact .......................................         3,048          31          516         194          3,789
Estimated allocable income tax expense ...................        (1,136)        (12)        (192)        (72)        (1,412)
----------------------------------------------------------------------------------------------------------------------------
Net after-tax impact .....................................     $   1,912      $   19      $   324      $  122      $   2,377
============================================================================================================================

         During the second quarter of 1998, the Company sold its retail production franchise and recognized a $1,490 pre-tax ($917 after-tax) gain on the sale. This gain is included in other income.

NOTE 15--EMPLOYEE BENEFITS:

         On July 1, 1993, the Company established a 401(k) Retirement Savings Plan which is available to all regular, full-time active employees with six months continuous service. The plan allows employees to contribute up to 15% of their gross earnings on a before-tax basis annually, subject to the maximum established by law. Employees become eligible to participate in the plan as of January 1 or July 1, following the completion of six months continuous service. The Company contributes to the plan on a matching basis in an amount determined annually by the Board of Directors. In 1999 and through May 14, 2000, the Company's match percentage was 100% of the employee's contribution up to the first 3% of the employee's gross earnings and a 50% match on the second 3% of the employee's gross earnings and the employee vested in the Company's matching contribution at a rate of 25% per year. Effective May 15, 2000, the Plan was amended to (1) establish an additional employer contribution equal to 2% of the participant's compensation earned after January 1, 2000, (2) delete the employment on the last day of the Plan year and 1,000 hours of service requirements for employer contributions, (3) permit the Company to make quarterly employer contributions, and (4) change the vesting requirements for employer profit sharing contributions from five year cliff vesting to five year graded vesting. The Company recorded $1,843, $1,136 and $980 of matching contributions as compensation expense during 2000, 1999 and 1998, respectively.

         On January 1, 1994, the Company established a defined benefit pension plan covering substantially all employees. As of May 31, 2000, the Company amended its defined benefit pension plan to freeze benefits under the plan. The impact of the curtailment of pension plan benefits and the change of 401(k) benefits was to reduce pension expense for 2000 by $950.

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

         The combined pension expense for all three defined benefit plans included the following:

                                                                                         For the Year Ended December 31,
                                                                                 ---------------------------------------------
                                                                                  2000              1999                 1998
------------------------------------------------------------------------------------------------------------------------------
Service cost ......................................................              $  881           $  1,900             $ 1,417
Interest cost .....................................................                 784                786                 563
Expected return on assets .........................................                (313)              (204)                (97)
Amortization of prior service cost ................................                 249                316                 316
Amortization of actuarial loss ....................................                 (18)                79                  17
Curtailment credit ................................................                (950)              (220)                 --
------------------------------------------------------------------------------------------------------------------------------
                                                                                 $  633           $  2,657             $ 2,216
==============================================================================================================================

         Change in the combined projected benefit obligation under the plans at December 31, 2000 and 1999 is as follows:

                                                                                                   December 31,
                                                                                        --------------------------------
                                                                                           2000                   1999
------------------------------------------------------------------------------------------------------------------------
Net benefit obligation at beginning of year ...............................             $  10,220              $   8,826
Service cost ..............................................................                   881                  1,900
Interest cost .............................................................                   784                    786
Actuarial (gain) loss .....................................................                   (32)                  (994)
Curtailments ..............................................................                (2,043)                  (258)
Benefits paid .............................................................                  (156)                   (40)
------------------------------------------------------------------------------------------------------------------------
Net benefit obligation at end of year .....................................             $   9,654              $  10,220
========================================================================================================================

         The combined change in the plans' assets for the years ended December 31, 2000 and 1999 were:

                                                                                                   December 31,
                                                                                        --------------------------------
                                                                                           2000                   1999
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year ............................             $   3,443              $   1,862
Actual return on plan assets ..............................................                  (324)                   272
Employer contributions ....................................................                   703                  1,349
Benefits paid .............................................................                  (156)                   (40)
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year ..................................             $   3,666              $   3,443
------------------------------------------------------------------------------------------------------------------------
Funded status at end of year ..............................................             $  (5,997)             $  (6,777)
Unrecognized net actuarial (gain) loss ....................................                   441                   (190)
Unrecognized prior service cost ...........................................                 2,110                  3,451
------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year ......................................             $  (3,446)             $  (3,516)
========================================================================================================================

         Amounts recognized in the statement of financial position for the combined plans consist of:

                                                                                                  December 31,
                                                                                        --------------------------------
                                                                                           2000                   1999
------------------------------------------------------------------------------------------------------------------------
Prepaid benefit cost ......................................................             $     188              $      --
Accrued benefit cost ......................................................                (3,634)                (5,630)
Additional minimum liability ..............................................                (1,791)                    --
Intangible asset ..........................................................                 1,791                  2,114
------------------------------------------------------------------------------------------------------------------------
Net amount recognized at end of year ......................................             $  (3,446)             $  (3,516)
========================================================================================================================

      Weighted average assumptions used in accounting for the plans as of fiscal year-end were:

                                                                                   2000               1999                1998
------------------------------------------------------------------------------------------------------------------------------
Discount rate .....................................................                7.75%              8.00%               6.75%
Expected return on plan assets ....................................                8.00%              8.00%               8.00%
Rates of compensation increase--SERP ..............................                3.30%              3.30%               3.30%
Rates of compensation increase all other plans ....................                4.00%              4.00%               4.00%
==============================================================================================================================



                               Resource Bancshares Mortgage Group, Inc.       47

         On January 1, 1995, the Company established the Stock Investment Plan (the Stock Plan) covering substantially all employees. Under the Stock Plan, eligible employees may make contributions, through payroll deductions, to acquire common stock of the Company. The purchase price of such stock will be equal to 85% of the fair market value on the purchase date with the Company subsidizing the remaining 15% of the cost. The Company is responsible for custodian charges (including brokerage expenses incurred in connection with the purchase of shares) and all costs of maintaining and executing transfers. This plan will continue until 725,529 shares of stock have been purchased by employees. The Company has subsidized approximately $46, $113 and $121 relating to the noncompensatory Stock Plan discount for 2000, 1999 and 1998, respectively. Through December 31, 2000, there were 370,979 shares issued under the Stock Plan.

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

         During 2000 and 1999, the ESOP borrowed $-0- and $3,000, respectively, from the Company to purchase shares of the Company's common stock and pledged those shares to secure loans outstanding. The principal amount of the 1999 loan is repayable in annual installments of $500 commencing in March 2000. In accordance with other loan agreements, the ESOP repaid $1,603 and $1,400 to the Company in 2000 and 1999, respectively. An additional $236 and $221 was paid on these loans in 2000 and 1999, respectively, from the cash dividends paid on the unallocated ESOP shares. For the years ended December 31, 2000, 1999 and 1998, 180,432, 135,355 and 94,593 shares, respectively, were released. Compensation expense related to the ESOP was $1,083, $1,244 and $1,623 for the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000, the fair market value of the unallocated shares of stock held under the ESOP Plan was $2,516.

NOTE 16 -- NET INCOME (LOSS) PER COMMON SHARE:

         The following is a reconciliation of basic earnings per share to diluted earnings per share as calculated under SFAS No. 128 for the years ended December 31, 2000, 1999 and 1998, respectively:

CONTINUING OPERATIONS:

                                                                                    For the Year Ended December 31,
                                                                           -----------------------------------------------
($ in thousands)                                                               2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations .........................     $    (40,190)     $      5,504     $     47,519
--------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding ....................................       17,727,445        20,643,166       23,122,835
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--basic .....................................     $      (2.27)     $       0.27     $       2.06
--------------------------------------------------------------------------------------------------------------------------
Dilutive stock options ...............................................               --           156,336          378,273
Average common and common equivalent shares outstanding ..............       17,727,445        20,799,502       23,501,108
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--diluted ...................................     $      (2.27)     $       0.26     $       2.02
==========================================================================================================================

DISCONTINUED OPERATIONS:

                                                                                    For the Year Ended December 31,
                                                                           -----------------------------------------------
($ in thousands)                                                               2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) from discontinued operations .......................     $     (2,108)     $        418     $      1,152
--------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding ....................................       17,727,445        20,643,166       23,122,835
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--basic .....................................     $      (0.12)     $       0.02     $       0.04
--------------------------------------------------------------------------------------------------------------------------
Dilutive stock options ...............................................               --           156,336          378,273
Average common and common equivalent shares outstanding ..............       17,727,445        20,799,502       23,501,108
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--diluted ...................................     $      (0.12)     $       0.02     $       0.05
==========================================================================================================================

         On September 29, 2000, the Company closed on an agreement to sell substantially all of the assets of Laureate to BB&T Corporation of Winston-Salem, N.C. Accordingly, the Company recorded a $1.4 million after-tax charge during the period primarily related to the write-off of intangible assets of Laureate.

COMBINED:

                                                                                    For the Year Ended December 31,
                                                                           -----------------------------------------------
($ in thousands)                                                               2000              1999             1998
--------------------------------------------------------------------------------------------------------------------------
Net income (loss) from operations ....................................     $    (42,298)     $      5,922     $     48,671
--------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding ....................................       17,727,445        20,643,166       23,122,835
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--basic .....................................     $      (2.39)     $       0.29     $       2.10
--------------------------------------------------------------------------------------------------------------------------
Dilutive stock options ...............................................               --           156,336          378,273
Average common and common equivalent shares outstanding ..............       17,727,445        20,799,502       23,501,108
--------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share--diluted ...................................     $      (2.39)     $       0.28     $       2.07
==========================================================================================================================

NOTE 17--FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

         Accordingly, the Company is subject to the risk that the market value of its on-balance sheet mortgage loans held-for-sale and the mortgage loans it is obligated to purchase under its mortgage purchase commitments may change significantly prior to resale. In order to limit its resale price exposure for agency-eligible mortgage loans, the Company enters into mandatory delivery commitments which are contracts for delayed delivery of mortgage loans to third parties. Mandatory delivery commitments obligate the Company to sell agency-eligible mortgage loans on a delayed delivery basis at a price which is fixed as of the date of the contract. Since mandatory delivery commitments enable the Company to fix its resale prices for both on-balance sheet mortgage loans held-for-sale (for which a fixed price has already been paid) and for anticipated loan closures subject to mortgage purchase commitments (which fix the delayed purchase price for the resultant mortgage loans), these instruments can effectively limit the Company's resale price exposures.

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

         Purchased call option contracts enable the Company, at its option, to acquire an underlying financial security from a third party at a specified price for a fixed period of time. Purchased put option contracts enable the Company, at its option, to sell an underlying financial security to a third-party at a specified price and for a fixed period of time. Since these financial instruments essentially enable the Company to fix the purchase or sale price on financial instruments whose changes in value have historically correlated closely with changes in value of mortgage loans, these instruments can be used effectively to adjust the Company's overall exposure to resale pricing risks. In addition, these instruments have the advantages of being available in smaller denominations than are typical of the Company's mandatory delivery commitments and of being traded in a highly liquid and efficient secondary market.

         Periodically, the Company, in addition to mandatory delivery commitments, also buys or sells futures contracts as part of its hedging activities for rate locked and closed subprime mortgage loans. Generally, futures positions are outstanding for short periods of time and are used to hedge against price movements of another financial instrument while execution of that instrument is bid among brokers. Futures contracts also may be similarly used to hedge against price movements when another financial instrument is illiquid due to temporary market conditions. Because the changes in value of futures contracts and the hedged items can be based on different indices, there is a risk that the changes in value may not correlate. There were no open futures positions as of December 31, 2000 or 1999.

         As discussed in Note 13, the Company typically sells its produced residential mortgage servicing rights between 90 and 180 days of origination or purchase of the related loan pursuant to committed prices under forward sales contracts. These forward sales contracts commit the Company to deliver mortgage servicing rights backed by contractual levels of unpaid principal balances. Outstanding commitments to deliver totaled $797,000 and $5,480,000 at December 31, 2000 and 1999, respectively.

         The Company also maintains a portfolio of residential mortgage servicing rights which, though available-for-sale, are not currently scheduled for sale pursuant to the Company's forward sales contracts. In connection therewith, the Company is subject to the risk that the economic value of such mortgage servicing rights may decline in the event of a significant decline in long-term interest rates. A significant decline in interest rates generally causes an increase in actual and expected mortgage loan prepayments (for example increased refinancing) which in turn tends to reduce the future expected cash flows (and economic value) of associated mortgage servicing rights. Interest rate floor contracts provide for the Company to receive an interest rate differential on a notional amount of outstanding principal to the extent that interest rates decline below a specified rate which is fixed as of the date of the contract. Accordingly, the value of an interest rate floor contract increases while the value of a mortgage servicing right decreases in a declining interest rate environment. As such, interest rate floor contracts can potentially effectively mitigate the Company's exposure to declines in the economic value of its servicing rights in a declining interest rate environment. Additionally, the Company utilizes Callable Pass Through Certificates (CPC) to diversify basis risk and improve hedge efficacy. The Company purchases a long-term call option on a large pool of mortgage-backed securities. When the price of the mortgage-backed securities rises, the value of the CPC will rise. This hedge offers performance based upon the price and prepayment behavior of mortgage-backed securities, instead of either CMT or CMS basis.

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


                                   Resources Bancshares Mortgage Group, Inc.  49

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

                                                                                              Contract Amount at December 31,
                                                                                              -------------------------------
                                                                                                   2000                1999
-----------------------------------------------------------------------------------------------------------------------------
Financial instruments whose contract amounts represent credit risk:
  Mortgage loan purchase commitments .....................................................     $  742,469          $  363,402
Financial instruments whose contract amounts exceed the amount of credit risk:
  Mandatory delivery commitments (allocated against mortgages held-for-sale) .............        395,011             484,752
  Mandatory delivery commitments (allocated against mortgage purchase commitments) .......        502,089             273,748
  Purchased option contracts .............................................................         30,000             160,000
  Forward servicing sales contracts ......................................................        797,000           5,480,000
  Interest rate floor contracts ..........................................................      1,185,000           1,700,000
  Interest rate swaps ....................................................................        158,501             125,733
  Callable Pass-Through Certificates .....................................................        343,022             380,000
=============================================================================================================================

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

         Premiums paid for purchased put and call option and futures contracts are initially deferred and included in other assets in the balance sheet. Other assets included $210 and $1,803 at December 31, 2000 and 1999, respectively, of such deferred premiums. Ultimately, such deferred premiums and related realized gains or losses from these activities are recorded as a component of gains and losses on sales of mortgage loans at the earlier of the expiration of the underlying contract or when exercise of the contract is deemed remote.

         The Company uses CMT floors and CMS floors and Callable Pass-Through Certificates to protect itself against interest rate and prepayment risk on its available-for-sale portfolio. The Company monitors the changes in the fair value of these instruments and the hedged mortgage servicing rights on an ongoing basis. Premiums paid for these instruments are initially deferred and included in other assets in the balance sheet and are amortized over the term of the underlying contract. Amounts received as interest rate differentials under floor contracts as well as changes in the fair value of all of these instruments are recorded as a reduction or increase of basis in mortgage servicing rights to the extent that such changes generally correlate with changes in fair value of mortgage servicing rights. Included in the mortgage servicing right basis are deferred gains (losses) of $5,659 and $(5,050) at December 31, 2000 and 1999, respectively. Other assets included $9,970 and $11,318 at December 31, 2000 and 1999, respectively, of unamortized premiums. For the years ended December 31, 2000 and 1999, respectively, $3,336 and $3,608 of deferred premiums paid for interest rate floor contracts were amortized to expense.

         The current variable rate index for 10 year CMT and 10 year CMS were 5.11% and 6.168%, respectively, at December 31, 2000. Other terms of the interest rate floor contracts and Callable Pass-Through Certificates outstanding at December 31, 2000, are summarized as follows:

Contract Type(a)                       Contract Date             Expiration Date     Notional Amount       Strike
-------------------------------------------------------------------------------------------------------------------
CMT ..........................        August 20, 1996           August 20, 2001        $    60,000           5.570%
CMT ..........................        July 9, 1998              July 9, 2005                55,000           4.910%
CMT ..........................        July 9, 1998              July 9, 2001               125,000           5.160%
CMT ..........................        September 15, 1998        September 15, 2003          75,000           4.500%
CMT ..........................        October 13, 1998          October 13, 2003           150,000           4.500%
CMS ..........................        November 10, 1998         November 10, 2003          120,000           5.410%
CMT ..........................        January 19, 1999          January 19, 2002           200,000           4.200%
CMT ..........................        March 15, 1999            March 15, 2002             200,000           4.950%
CPC ..........................        May 15, 1999              May 15, 2006               164,443             N/A
CPC ..........................        September 1, 1999         September 30, 2006         178,579             N/A
CMS ..........................        March 15, 2000            March 15, 2005             200,000           6.690%
                                                                                        ----------
                                                                                        $1,528,022
                                                                                        ==========

(a) Contract types: CMT--Constant Maturity Treasury floor, CMS--Constant Maturity Swap floor, and CPC--Callable Pass-Through Certificate.

         During 2000, the Company purchased one CMS interest-rate floor contract for $1,988 with the contract and expiration dates as listed above. The notional amount of this interest rate floor totaled $200,000. Five interest rate floors with notional amounts totaling $715,000 expired during 2000.

NOTE 18--SEGMENT INCOME STATEMENTS:

         In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company adopted segment reporting in 1998. The following tables present a summary of the revenues and expenses for each of the Company's operating divisions for the years ended December 31, 2000, 1999 and 1998, respectively. Total assets of the operating divisions at December 31, 2000 are also presented. Revenues and expenses for each of the Company's operating divisions for the years ended December 31, 1999 and 1998 have been restated to conform to the 2000 presentation.

         For purposes of segment reporting the Company operates through five operating divisions. The agency-eligible production division purchases and sells agency-eligible residential mortgage loans. The agency-eligible servicing division services agency-eligible residential mortgage loans and also purchases and sells servicing rights associated with these agency-eligible loans. Mortgage servicing includes collecting and remitting mortgage loan payments, accounting for principal and interest, holding escrow funds for payment of mortgage-related expenses such as taxes and insurance, making advances to cover delinquent payments, making inspections as required of the mortgaged premises, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults and generally administering mortgage loans. The subprime division purchases and sells subprime residential mortgage loans. The leasing division originates and services small-ticket commercial equipment leases. The agency-eligible reinsurance division operates as a licensed, property and casualty monoline captive insurance company assuming reinsurance for PMI policies on agency-eligible mortgage loans initially purchased or produced by the Company.

                                                                              FOR THE YEAR ENDED DECEMBER 31, 2000(1)(2)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                Agency-Eligible
                                                                ------------------------------------------------
(Unaudited)($ in thousands)                                     Production         Servicing         Reinsurance        Subprime
---------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................         $   1,867          $  (5,326)         $   (92)         $  11,439
Net gain on sale of mortgage loans ....................            24,194                 --               --             13,149
Gain on sale of mortgage servicing rights .............                --              2,222               --                 --
Servicing fees ........................................                --             34,738               --                 --
Mark-to-market on residual interests in
  subprime securitizations ............................                --                 --               --            (39,338)
Other income ..........................................               563                517            3,142                579
---------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................            26,624             32,151            3,050            (14,171)
---------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................            28,333              2,904               --             11,682
Occupancy expense .....................................            11,332                191               --              2,670
Amortization and provision for impairment
  of mortgage servicing rights ........................                --             24,560               --                 --
Provision expense .....................................             2,102                 --               --              2,453
General and administrative expenses ...................            10,487              4,408              316              6,257
---------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................            52,254             32,063              316             23,062
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................           (25,630)                88            2,734            (37,233)
Income tax benefit (expense) ..........................             9,875                (34)            (960)            13,616
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............           (15,755)                54            1,774            (23,617)
Discontinued operations:
    Loss on sale of operating assets of
      Laureate Capital Corp. (less applicable
      income taxes of $261) ...........................                --                 --               --                 --
  Operating losses of Laureate Capital Corp.
    (plus applicable income tax benefit
    of $354) ..........................................                --                 --               --                 --
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .....................................         $ (15,755)         $      54          $ 1,774            (23,617)
=================================================================================================================================
Total Assets ..........................................         $ 495,701          $ 194,344          $ 8,046          $ 167,604
=================================================================================================================================

                                                                         FOR THE YEAR ENDED DECEMBER 31, 2000(1)(2)
---------------------------------------------------------------------------------------------------------------------------------
                                                          Commercial                      Total         Other/
(Unaudited) ($in thousands)                                Mortgage       Leasing        Segments     Eliminations    Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................     $    --      $   9,176      $    17,064      $(1,188)     $    15,876
Net gain on sale of mortgage loans ....................          --             --           37,343           --           37,343
Gain on sale of mortgage servicing rights .............          --             --            2,222           --            2,222
Servicing fees ........................................          --            501           35,239         (258)          34,981
Mark-to-market on residual interests in
  subprime securitizations ............................          --             --          (39,338)          --          (39,338)
Other income ..........................................          --          1,229            6,030          120            6,150
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................          --         10,906           58,560       (1,326)          57,234
----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................          --          2,901           45,820        4,460           50,280
Occupancy expense .....................................          --            497           14,690         (683)          14,007
Amortization and provision for impairment
  of mortgage servicing rights ........................          --             --           24,560           --           24,560
Provision expense .....................................          --          3,133            7,688           --            7,688
General and administrative expenses ...................          --          1,370           22,838        2,151           24,989
----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................          --          7,901          115,596        5,928          121,524
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................          --          3,005          (57,036)      (7,254)         (64,290)
Income tax benefit (expense) ..........................          --         (1,192)          21,305        2,795           24,100
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............          --          1,813          (35,731)      (4,459)         (40,190)
Discontinued operations:
    Loss on sale of operating assets of
      Laureate Capital Corp. (less applicable
      income taxes of $261) ...........................      (1,448)            --           (1,448)          --           (1,448)
  Operating losses of Laureate Capital Corp.
    (plus applicable income tax benefit
    of $354) ..........................................        (660)            --             (660)          --             (660)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) .....................................     $(2,108)     $   1,813      $    37,839)     $(4,459)     $   (42,298)
==================================================================================================================================
Total Assets ..........................................     $    --      $ 202,583      $ 1,068,278      $ 1,475      $ 1,069,753
==================================================================================================================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.


                                    Resource Bancshares Mortgage Group, Inc.  51

                                                                            FOR THE YEAR ENDED DECEMBER 31, 1999(1)(2)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                Agency-Eligible
                                                                ------------------------------------------------
(Unaudited)($ in thousands)                                     Production         Servicing         Reinsurance        Subprime
---------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................         $   8,240          $  (4,555)         $   (12)         $  15,366
Net gain on sale of mortgage loans ....................            64,033                 --               --             20,357
Gain on sale of mortgage servicing rights .............                --              7,262               --                 --
Servicing fees ........................................                --             41,791               --                 --
Mark-to-market on residual interests in
  subprime securitizations ............................                --                 --               --             (7,843)
Other income ..........................................               340                582            1,661              3,471
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................            72,613             45,080            1,649             31,351
----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................            38,751              3,399               --             15,840
Occupancy expense .....................................            10,079                419               --              2,567
Amortization and provision for impairment
  of mortgage servicing rights ........................                --             29,580               --                 --
Provision expense .....................................             5,722                 --               85              2,893
General and administrative expenses ...................            17,248              5,984              136              7,460
----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................            71,800             39,382              221             28,760
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................               813              5,698            1,428              2,591
Income tax benefit (expense) ..........................              (207)            (1,448)            (356)            (1,237)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............               606              4,250            1,072              1,354
Discontinued operations:
  Loss on sale of operating assets of
     Laureate Capital Corp. (less applicable
     income taxes of $-0-) ............................                --                 --               --                 --
  Operating net income of Laureate Capital
     Corp. (less applicable income tax expense
     of $405) .........................................                --                 --               --                 --
----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss) .....................................         $     606          $   4,250          $ 1,072          $   1,354
==================================================================================================================================

                                                                         FOR THE YEAR ENDED DECEMBER 31, 1999(1)(2)
----------------------------------------------------------------------------------------------------------------------------------
                                                          Commercial                      Total         Other/
(Unaudited) ($in thousands)                                Mortgage       Leasing        Segments     Eliminations    Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................     $    --      $   7,270      $    26,309      $  (470)     $    25,839
Net gain on sale of mortgage loans ....................          --             --           84,390           --           84,390
Gain on sale of mortgage servicing rights .............          --             --            7,262           --            7,262
Servicing fees ........................................          --            620           42,411         (188)          42,223
Mark-to-market on residual interests in
  subprime securitizations ............................          --             --           (7,843)          --           (7,843)
Other income ..........................................          --          1,395            7,449          175            7,624
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................          --          9,285          159,978         (483)         159,495
----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................          --          2,654           60,644        3,903           64,547
Occupancy expense .....................................          --            453           13,518          214           13,732
Amortization and provision for impairment
  of mortgage servicing rights ........................          --             --           29,580           --           29,580
Provision expense .....................................          --          1,908           10,608           --           10,608
General and administrative expenses ...................          --          1,260           32,088        1,129           33,217
----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................          --          6,275          146,438        5,246          151,684
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................          --          3,010           13,540       (5,729)           7,811
Income tax benefit (expense) ..........................          --         (1,196)          (4,444)       2,137           (2,307)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............          --          1,814            9,096       (3,592)           5,504
Discontinued operations:
  Loss on sale of operating assets of
     Laureate Capital Corp. (less applicable
     income taxes of $-0-) ............................          --             --               --           --               --
  Operating net income of Laureate Capital
     Corp. (less applicable income tax expense
     of $405) .........................................         418             --              418           --              418
----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss) .....................................     $   418      $   1,814      $     9,514      $(3,592)     $     5,922
==================================================================================================================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.

                                                                            FOR THE YEAR ENDED DECEMBER 31, 1998(1)(2)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                Agency-Eligible
                                                                ------------------------------------------------
(Unaudited)($ in thousands)                                     Production         Servicing         Reinsurance        Subprime
---------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................         $   7,422          $      --          $    --          $   9,565
Net gain on sale of mortgage loans ....................           134,472                 --               --             27,980
Gain on sale of mortgage servicing rights .............                --              1,753               --                 --
Servicing fees ........................................                --             37,856               --                 --
Mark-to-market on residual interests in
  subprime securitizations ............................                --                 --               --                435
Other income ..........................................             1,756                455            1,189                297
---------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................           143,650             40,064            1,189             38,277
---------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................            53,158              3,449               --             13,485
Occupancy expense .....................................             7,005                443               --              1,921
Amortization and provision for impairment
  of mortgage servicing rights ........................                --             27,897               --                 --
Provision expense .....................................             7,453                 --              119              2,330
General and administrative expenses ...................            20,593              6,446               77              2,160
---------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................            88,209             38,235              196             19,896
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................            55,441              1,829              993             18,381
Income tax benefit (expense) ..........................           (20,059)              (662)            (351)            (6,656)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............            35,382              1,167              642             11,725
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-) .............................                --                 --               --                 --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax
    expense of $952) ..................................                --                 --               --                 --
---------------------------------------------------------------------------------------------------------------------------------
Net Income (loss) .....................................         $  35,382          $   1,167          $   642          $  11,725
=================================================================================================================================
                                                                         FOR THE YEAR ENDED DECEMBER 31, 1998(1)(2)
----------------------------------------------------------------------------------------------------------------------------------
                                                          Commercial                      Total         Other/
(Unaudited) ($in thousands)                                Mortgage       Leasing        Segments     Eliminations    Consolidated
----------------------------------------------------------------------------------------------------------------------------------
Net interest income ...................................     $    --      $   4,637      $    21,624      $  (382)     $    21,242
Net gain on sale of mortgage loans ....................          --             --          162,452           --          162,452
Gain on sale of mortgage servicing rights .............          --             --            1,753           --            1,753
Servicing fees ........................................          --          1,014           38,870          509           39,379
Mark-to-market on residual interests in
  subprime securitizations ............................          --             --              435           --              435
Other income ..........................................          --            753            4,450          680            5,130
----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ......................................          --          6,404          229,584          807          230,391
----------------------------------------------------------------------------------------------------------------------------------
Salary and employee benefits ..........................          --          2,347           72,439        2,645           75,084
Occupancy expense .....................................          --            376            9,745          634           10,379
Amortization and provision for impairment
  of mortgage servicing rights ........................          --             --           27,897           --           27,897
Provision expense .....................................          --          1,121           11,023           --           11,023
General and administrative expenses ...................          --          1,463           30,739          770           31,509
----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ......................................          --          5,307          151,843        4,049          155,892
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes .................................          --          1,097           77,741       (3,242)          74,499
Income tax benefit (expense) ..........................          --           (435)         (28,163)       1,183          (26,980)
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ..............          --            662           49,578       (2,059)          47,519
Discontinued operations:
  Loss on sale of operating assets of
    Laureate Capital Corp. (less applicable
    income taxes of $-0-) .............................          --             --               --           --               --
  Operating net income of Laureate Capital
    Corp. (less applicable income tax
    expense of $952) ..................................       1,152             --            1,152           --            1,152
----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss) .....................................     $ 1,152      $     662      $    50,730      $(2,059)     $    48,671
==================================================================================================================================

(1) Revenues and expenses have been allocated on a direct basis to the extent possible. Management believes that these and all other revenues and expenses have been allocated to the respective divisions on a reasonable basis.
(2) See discussion of unusual items in Management's Discussion and Analysis.

NOTE 19 -- QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                   First        Second         Third       Fourth
2000                                                              Quarter       Quarter       Quarter      Quarter         Year
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Interest income .............................................  $    15,294   $    18,995   $    18,607   $    16,573   $    69,469
Interest expense ............................................      (11,178)      (13,834)      (14,457)      (14,124)      (53,593)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income .........................................        4,116         5,161         4,150         2,449        15,876
Net gain on sale of mortgage loans ..........................        8,647         9,349         8,460        10,887        37,343
Gain on sale of mortgage servicing rights ...................          808           731           673            10         2,222
Servicing fees ..............................................        9,315         8,565         8,471         8,630        34,981
Mark-to-market on residual interests in subprime
  securitizations ...........................................       (7,675)       (1,771)      (29,892)           --       (39,338)
Other income ................................................        2,056         2,318           454         1,322         6,150
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ............................................       17,267        24,353        (7,684)       23,298        57,234
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits ................................       14,753        10,117        13,432        11,978        50,280
Occupancy expense ...........................................        3,320         3,516         3,633         3,538        14,007
Amortization and provision for impairment of mortgage
  servicing rights ..........................................        6,277         5,932         6,069         6,282        24,560
Provision expense ...........................................        2,001         1,682         1,978         2,027         7,688
General and administrative expenses .........................        5,449         6,645         7,358         5,537        24,989
-----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ............................................       31,800        27,892        32,470        29,362       121,524
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
  income taxes ..............................................      (14,533)       (3,539)      (40,154)       (6,064)      (64,290)
Income tax benefit ..........................................        5,331         1,199        14,859         2,711        24,100
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ....................       (9,202)       (2,340)      (25,295)       (3,353)      (40,190)
Discontinued operations:
  Loss on sale of operating assets of Laureate
    Capital Corp. (less applicable income tax expense
    (benefit) of $-0-, $200, $235, ($174) and $261 for
    the first, second, third, fourth quarters and the
    twelve months, respectively) ............................           --        (2,000)          393           159        (1,448)
  Operating profits (losses) of Laureate Capital Corp. ......
    (less applicable income tax expense (benefit) of
    ($465), $111, $-0-, $-0- and ($354) for the first,
    second, third, fourth quarters and the twelve months,
    respectively) ...........................................         (765)          105            --            --          (660)
-----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) ...........................................  $    (9,967)  $    (4,235)  $   (24,902)  $    (3,194)  $   (42,298)
===================================================================================================================================
Weighted average common shares outstanding--Basic ...........   18,657,683    18,017,764    17,435,701    16,811,898    17,727,445
===================================================================================================================================
Net income (loss) per common share from continuing
  operations--Basic .........................................  $     (0.49)  $     (0.13)  $     (1.45)  $     (0.20)  $     (2.27)
===================================================================================================================================
Net income (loss) per common share from discontinued
  operations--Basic .........................................  $     (0.04)  $     (0.11)  $      0.02   $      0.01   $     (0.12)
===================================================================================================================================
Weighted average common shares outstanding--Diluted .........   18,657,683    18,017,764    17,435,701    16,811,898    17,727,445
===================================================================================================================================
Net income (loss) per common share from continuing
  operations--Diluted .......................................  $     (0.49)  $     (0.13)  $     (1.45)  $     (0.20)  $     (2.27)
===================================================================================================================================
Net income (loss) per common share from discontinued
  operations--Diluted .......................................  $     (0.04)  $     (0.11)  $      0.02   $      0.01   $     (0.12)
===================================================================================================================================

* See discussion of unusual items in Management's Discussion & Analysis of Financial Condition and Results of Operations.


                                    Resource Bancshares Mortgage Group, Inc.  53

                                                                   First        Second         Third       Fourth
1999                                                              Quarter       Quarter       Quarter      Quarter         Year
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Interest income .............................................  $    25,574   $    21,959   $    19,314   $    16,302   $    83,149
Interest expense ............................................      (18,194)      (14,656)      (12,924)      (11,536)      (57,310)
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income .........................................        7,380         7,303         6,390         4,766        25,839
Net gain on sale of mortgage loans ..........................       36,050        24,402        13,490        10,448        84,390
Gain on sale of mortgage servicing rights ...................        2,998         1,825         1,494           945         7,262
Servicing fees ..............................................       12,023        10,839         9,631         9,730        42,223
Mark-to-market on residual interests in subprime
  securitizations ...........................................       (1,349)       (2,618)         (929)       (2,947)       (7,843)
Other income ................................................        1,467         2,286         1,399         2,472         7,624
-----------------------------------------------------------------------------------------------------------------------------------
  Total revenues ............................................       58,569        44,037        31,475        25,414       159,495
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Salary and employee benefits ................................       18,759        15,204        17,077        13,507        64,547
Occupancy expense ...........................................        2,910         3,187         3,773         3,862        13,732
Amortization and provision for impairment of mortgage
  servicing rights ..........................................        8,433         8,887         5,665         6,595        29,580
Provision expense ...........................................        3,055         2,341         2,535         2,677        10,608
General and administrative expenses .........................        7,478         9,376         6,507         9,856        33,217
-----------------------------------------------------------------------------------------------------------------------------------
  Total expenses ............................................       40,635        38,995        35,557        36,497       151,684
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before
   income taxes .............................................       17,934         5,042        (4,082)      (11,083)        7,811
Income tax benefit (expense) ................................       (6,416)       (1,853)        1,873         4,089        (2,307)
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations ....................       11,518         3,189        (2,209)       (6,994)        5,504
Discontinued operations:
  Operating profits (losses) of Laureate
    Capital Corp. (less applicable income tax expense
    (benefit) of ($219), $128, $389, $107 and $405 for
    the first, second, third, fourth quarters and the
    twelve months, respectively) ............................         (357)          147           534            94           418
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) ...........................................  $    11,161   $     3,336   $    (1,675)  $    (6,900)  $     5,922
===================================================================================================================================
Weighted average common shares outstanding--Basic ...........   22,224,610    20,958,060    20,310,289    19,113,328    20,643,166
===================================================================================================================================
Net income (loss) per common share from continuing
  operations--Basic .........................................  $      0.52   $      0.15   $     (0.11)  $     (0.37)  $      0.27
===================================================================================================================================
Net income (loss) per common share from discontinued
  operations--Basic .........................................  $     (0.02)  $      0.01   $      0.03   $      0.01   $      0.02
===================================================================================================================================
Weighted average common shares
  outstanding--Diluted ......................................   22,477,224    21,138,487    20,310,289    19,113,328    20,799,502
===================================================================================================================================
Net income (loss) per common share from continuing
  operations--Diluted .......................................  $      0.51   $      0.15   $     (0.11)  $     (0.37)  $      0.26
===================================================================================================================================
Net income (loss) per common share from discontinued
  operations--Diluted .......................................  $     (0.02)  $      0.01   $      0.03   $      0.00   $      0.02
===================================================================================================================================

* See discussion of unusual items in Management's Discussion & Analysis of Financial Condition and Results of Operations.

NOTE 20 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999.

                                                                                2000                         1999
                                                                        ---------------------------------------------------
                                                                        CARRYING     ESTIMATED      Carrying      Estimated
                                                                         AMOUNT      FAIR VALUE      Amount      Fair Value
---------------------------------------------------------------------------------------------------------------------------
Assets
  Cash ...........................................................      $ 15,205      $ 15,205      $ 30,478      $ 30,478
  Receivables ....................................................        63,098        63,098        40,219        40,219
  Lease receivables ..............................................       191,777       195,035       155,559       161,483
  Residual interests in subprime securitizations .................            --            --        54,382        54,382
  Mortgage loans held-for-sale and mortgage-backed securities ....       541,574       548,075       480,504       481,894
Liabilities
  Short-term borrowings ..........................................       811,750       811,750       699,803       699,803
  Long-term borrowings ...........................................         6,145         6,361         6,259         6,190
===========================================================================================================================

                                                                2000                                    1999
                                              --------------------------------------------------------------------------------
                                               NOTIONAL      CARRYING   ESTIMATED        Notional      Carrying     Estimated
                                                AMOUNT        VALUE     FAIR VALUE        Amount        Value       Fair Value
------------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments
  Mortgage purchase commitments ........      $  742,469      $   --      $ 1,366       $  363,402      $   --      $  (840)
  Mandatory delivery commitments
  (allocated to mortgage purchase
commitments) ...........................         502,089          --       (6,347)         273,748          --        2,209
Purchased option contracts .............          30,000         211          434          160,000       1,803          343
Interest rate floor contracts ..........       1,185,000       5,122        6,377        2,100,000       6,269        6,269
Interest rate swaps ....................         158,501          --        1,745          125,733          --        1,358
Callable Pass-Through Certificates .....         343,022       5,027        9,252          376,100       4,621        4,621
==============================================================================================================================

         The following notes summarize the significant methods and assumptions used in estimating the fair values of financial instruments.

         CASH and RECEIVABLES are short-term in nature. Accordingly, they are valued at their carrying amounts which are a reasonable estimation of fair value.

         LEASE RECEIVABLES are valued by management for each homogenous category of leases by discounting future expected cash flows. Lease receivables available-for-sale are valued by management based upon recent sales with consideration given to differences between those leases and leases sold. The implicit discount rate applied for purposes of determining the aggregate discounted lease balance was obtained from an investment banker based on recent market rates.

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

         SHORT-TERM BORROWINGS are all tied to short-term variable rate indices. Accordingly, they are valued at their carrying amounts, which are a reasonable estimation of fair values.

         LONG-TERM BORROWINGS are at a fixed rate of 8.07% and were valued based upon the net present value of the borrowings using an estimated current rate of 7.35% and a rate of 8.50% for the prior year.

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

NOTE 21 -- DISCONTINUED OPERATIONS:

         During 2000, the Company sold substantially all of the assets of Laureate Capital Corp. (Laureate), its commercial mortgage banking firm, to BB&T Corporation. The Company recorded a loss on the sale of $1.4 million net of taxes of $0.3 million. The loss on sale related primarily to the writeoff of intangible assets of Laureate.

         The accompanying financial statements present the results of operations of Laureate, previously reported as the commercial mortgage segment, as discontinued operations. Laureate's revenues through the sale date in 2000 were $9.1 million. Revenues for 1999 and 1998 were $14.3 million and $13.3 million, respectively. Operating (losses) profits of Laureate were ($0.7) million, $0.4 million, and $1.2 million for the partial year 2000 and the years 1999 and 1998, respectively. Net cash (used in) provided by operating activities of discontinued operations was ($6,979), $3,885 and $2,306 for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash (used in) provided by investing activities of discontinued operations was $792, ($292) and ($426) for the years ended December 31, 2000, 1999 and 1998, respectively. Net cash (used in) provided by financing activities of discontinued operations was $0, $0 and ($709) for the years ended December 31, 2000, 1999 and 1998, respectively.


                                    Resource Bancshares Mortgage Group, Inc.  55

REPORT OF INDEPENDENT AUDITORS


To the Stockholders and Board of Directors of Resource Bancshares Mortgage Group, Inc.

         We have audited the accompanying consolidated balance sheet of Resource Bancshares Mortgage Group, Inc. and subsidiaries as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Resource Bancshares Mortgage Group, Inc. and its subsidiaries for the year ended December 31, 1999, were audited by other auditors whose report dated February 7, 2000, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Resource Bancshares Mortgage Group, Inc. and subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.


                                                      /s/ Ernst & Young LLP

January 31, 2001
Atlanta, Georgia

STOCK DATA

         Information pertaining to high and low stock prices for each quarter during 2000 and 1999 is given in the following chart.

                                                      2000                   1999
                                              ------------------------------------------
Quarter                                        HIGH         LOW        High         Low
----------------------------------------------------------------------------------------
First ..................................      $ 4.81      $ 3.50      $17.00      $11.81
Second .................................        5.06        3.00       13.63        9.00
Third ..................................        6.06        3.88       11.00        4.50
Fourth .................................        7.06        5.56        6.50        4.44

Source: Nasdaq

         The Company began paying cash dividends in 1996. The following chart summarizes cash dividends declared and paid during 1999 and 2000. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for restrictions on the Company's ability to pay cash dividends.)

Record Date                         Payment Date                  Cash Dividend
-------------------------------------------------------------------------------
February 10, 1999                March 10, 1999                     $ 0.10
May 20, 1999                     June 21, 1999                        0.11
August 17, 1999                  September 17, 1999                   0.11
November 16, 1999                December 14, 1999                    0.11
February 16, 2000                March 15, 2000                       0.11
May 17, 2000                     June 15, 2000                        0.11
August 16, 2000                  September 15, 2000                   0.11
November 22, 2000                December 20, 2000                    0.11

         As of March 15, 2001, there were approximately 541 record holders of the Company's common stock.

SELECTED FINANCIAL HIGHLIGHTS


                                                                      At or for the Year Ended December 31,
                                                  --------------------------------------------------------------------------
($ in thousands, except share information)            2000            1999           1998            1997            1996
----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT
----------------------------------------------------------------------------------------------------------------------------
Net interest income                               $    15,876      $   25,839     $    21,242     $    17,644     $   16,902
Net gain on sale of mortgage loans                     37,343          84,390         162,452         103,370         79,178
Gain on sale of mortgage servicing rights               2,222           7,262           1,753           7,955          1,105
Servicing fees                                         34,981          42,223          39,379          30,869         28,763
Total revenues                                         57,234         159,495         230,391         161,018        126,617
Salary and employee benefits                           50,280          64,547          75,084          62,235         55,578
Total expenses (including taxes)                      121,524         151,684         182,872         139,220        106,994
Net income (loss) from continuing operations          (40,190)          5,504          47,519          21,798         19,623
Net income (loss) from discontinued operations         (2,108)            418           1,152              --             --
Net income (loss)                                     (42,298)          5,922          48,671              --             --

PER COMMON SHARE DATA
----------------------------------------------------------------------------------------------------------------------------
Net income (loss) per common share from
  continuing operations--Basic                    $     (2.27)     $     0.27     $      2.06     $      1.07     $     1.02
Net income (loss) per common share from
  discontinued operations--Basic                        (0.12)           0.02            0.04
Net income (loss) per common share from
  continuing operations--Diluted                        (2.27)           0.26            2.02            1.05           1.00
Net income (loss) per common share from
  discontinued operations--Diluted                      (0.12)           0.02            0.05
Market price per common share at year-end(2)             7.06            4.53           16.56           16.31          13.57
Book value per common share at year-end                  8.97           11.08           10.96            9.21           7.77
Cash dividends paid per common share                     0.44            0.43            0.29            0.13           0.06

BALANCE SHEET
----------------------------------------------------------------------------------------------------------------------------
Mortgage loans held for sale and
  mortgage-backed securities                      $   541,574      $  480,504     $ 1,441,458     $ 1,179,188     $  802,335
Lease receivables                                     191,777         155,559         102,029          51,494             --
Mortgage servicing rights, net                        160,766         177,563         191,022         127,326        109,815
Residual interests in subprime securitizations             --          54,382          45,782          19,684             --
Total assets                                        1,069,753       1,027,182       1,969,635       1,556,929      1,028,394
Total long-term borrowings                              6,145           6,259           6,364           6,461             --
Total liabilities                                     917,984         814,710       1,717,477       1,341,790        871,093
Stockholders' equity                                  151,769         212,472         252,158         215,139        157,301

STATISTICS
----------------------------------------------------------------------------------------------------------------------------
Total mortgage loan and lease production          $ 6,403,980      $8,940,991     $15,640,342     $10,777,294     $9,995,725
Total agency-eligible servicing portfolio
  (including subservicing)                          8,672,296       9,078,226      13,595,736      10,195,354      8,658,742
Managed lease servicing portfolio(3)                  192,641         166,572         136,521         123,509             --
Return on average assets                                (4.01)%          0.47%           2.73%           1.78%          1.91%
Return on average equity                               (22.86)%          2.52%          21.01%          12.82%         14.43%
============================================================================================================================

(1) See discussion of unusual items in Management's Discussion and Analysis.

(2)      Source of market price is Nasdaq.

(3) Managed lease servicing portfolio consists of $188,912, $152,300, $98,956 and $49,104 of leases owned by the Company and $3,729, $14,272, $37,565 and $74,405 of leases serviced for investors as of December 31, 2000, 1999, 1998 and 1997, respectively.

CONTENTS

Selected Financial Highlights IFC To Our Stockholders, Customers and Colleagues 1 Management's Discussion and Analysis of Financial Condition and Results of Operations 7 Consolidated Balance Sheet 30 Consolidated Statement of Income 31 Consolidated Statement of Changes in Stockholders' Equity 32 Consolidated Statement of Cash Flows 33 Notes to Consolidated Financial Statements 34
Report of Independent Accountants 54  Stock Data 54  Corporate Information IBC

                  RESOURCE BANCSHARES MORTGAGE GROUP, INC.

                                     [MAP]

             7909 Parklane Road (Zip 29223) - Post Office Box 7486
                      Columbia, South Carolina 29202-7486